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07024214

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Polaris Minerals Corporation

*CURRENT ADDRESS 2740 - 1055 West Georgia St.
Vancouver, B.C. V6E 3R5
P.O Box 11175

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 11 2007
THOMSON FINANCIAL

FILE NO. 82- 35069 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☐ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☑ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: [signature]

DAT : 6/7/07

# Consolidated Financial Statements
## December 31, 2005 and 2004
(expressed in Canadian dollars)

## Management's Responsibility for Financial Reporting

The consolidated financial statements of **Polaris Minerals Corporation** have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management's best estimates and judgement based on currently available information.

The Audit Committee of the Board of Directors, consisting of three independent directors, meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company's independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conducted an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Company's assets are safeguarded, transactions are authorized and financial information is accurate and reliable.

Marco A. Romero
President and Chief Executive Officer

Harry P. Sutherland
Vice President, Finance and Chief Financial Officer
February 27, 2006



## Auditors' Report

To the Shareholders of
Polaris Minerals Corporation

We have audited the consolidated balance sheets of **Polaris Minerals Corporation** as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

**Chartered Accountants**

Vancouver, British Columbia
February 27, 2006

Polaris Minerals Corporation
Consolidated Balance Sheets
As at December 31, 2005 and 2004
(expressed in Canadian dollars)

| | 2005 $ | 2004 $ (restated - note 2) |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | 1,152,155 | 6,159,947 |
| Accounts receivable | 133,211 | 123,294 |
| Prepaid expenses and deposits | 334,733 | 187,032 |
| | 1,620,099 | 6,470,273 |
| Property, plant & equipment (note 3) | 7,203,012 | 4,981,172 |
| Other assets (note 4) | 55,968 | 86,127 |
| Deferred financing costs (note 5) | 807,397 | - |
| | 9,686,476 | 11,537,572 |
| **Liabilities** | | |
| Current liabilities | | |
| Accounts payable | 679,933 | 537,506 |
| Accruals and provisions | 711,067 | 110,985 |
| | 1,391,000 | 648,491 |
| Shareholders' Equity | | |
| Share capital (note 6) | 18,629,705 | 9,332,014 |
| Special warrants (note 7) | - | 9,261,691 |
| Contributed surplus (note 2) | 1,516,912 | 699,378 |
| Deficit | (11,851,141) | (8,404,002) |
| | 8,295,476 | 10,889,081 |
| | 9,686,476 | 11,537,572 |

*Commitments (note 8)*
*Contingency (note 12)*
*Subsequent events (note 14)*

Approved by the Board of Directors

Roman Shklanka, Director

Marco Romero, Director



**Polaris Minerals Corporation**
**Consolidated Statements of Operations and Deficit**
**For the years ended December 31, 2005 and 2004**
**(expressed in Canadian dollars)**

| | 2005 $ | 2004 $ (restated - note 2) |
|---|---|---|
| **Income** | | |
| Interest | 83,438 | 157,657 |
| **Expenses** | | |
| Community relations | 609,939 | 659,740 |
| General and administrative | 914,809 | 782,868 |
| Marketing | 384,533 | 320,950 |
| Salaries and benefits | 803,762 | 757,882 |
| Stock-based compensation | 817,534 | 422,352 |
| | 3,530,577 | 2,943,792 |
| **Loss for the year** | (3,447,139) | (2,786,135) |
| **Deficit - beginning of year** | (8,404,002) | (5,617,867) |
| **Deficit - end of year** | (11,851,141) | (8,404,002) |
| **Basic and diluted loss per common share** | (0.27) | (0.22) |
| **Weighted average number of common shares outstanding** | 12,980,639 | 12,526,386 |

Polaris Minerals Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2005 and 2004
(expressed in Canadian dollars)

| | 2005 $ | 2004 $ (restated - note 2) |
|---|---|---|
| **Cash flows from operating activities** | | |
| Loss for the year | (3,447,139) | (2,786,135) |
| Items not affecting cash | | |
| Amortization | 38,874 | 39,498 |
| Stock-based compensation | 817,534 | 422,352 |
| | (2,590,731) | (2,324,285) |
| Changes in non-cash working capital items | | |
| Accounts receivable | (9,917) | (59,538) |
| Prepaid expenses and deposits | (147,701) | (170,930) |
| Accounts payable | 142,427 | 299,841 |
| Accruals and provisions | 600,082 | (25,320) |
| | 584,891 | 44,053 |
| | (2,005,840) | (2,280,232) |
| **Cash flows from financing activities** | | |
| Net proceeds from issue of common shares | 36,000 | 5,000 |
| Net proceeds from issue of special warrants | - | 9,261,691 |
| Deferred financing costs | (807,397) | - |
| | (771,397) | 9,266,691 |
| **Cash flows from investing activities** | | |
| Property, plant and equipment costs | (2,221,840) | (1,722,402) |
| Other assets | (8,715) | (54,728) |
| | (2,230,555) | (1,777,130) |
| (Decrease) increase in cash and cash equivalents | (5,007,792) | 5,209,329 |
| Cash and cash equivalents - beginning of year | 6,159,947 | 950,618 |
| Cash and cash equivalents - end of year | 1,152,155 | 6,159,947 |

Non-cash investing and financing activities (Note 13).



Polaris Minerals Corporation
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars)

## 1 Nature of operations

The Company was incorporated on May 14, 1999. It is engaged in the development and future operation of construction aggregates properties and projects located in western North America.

## 2 Significant accounting policies

**Accounting principles**

These financial statements are prepared in accordance with Canadian generally accepted accounting principles.

**Principles of consolidation**

The consolidated financial statements include the accounts of the Company and it subsidiaries. The subsidiaries and the Company's ownership interests therein, are as follows: Eagle Rock Materials Ltd. (70%), Eagle Rock Aggregates, Inc. (70%), Quality Rock Holdings Ltd. (100%), Polaris Aggregates Inc. (100%) and, effective April 2005, Orca Sand & Gravel Limited Partnership (88%), Orca Sand & Gravel Ltd. (88%), Quality Sand & Gravel Ltd. (100%), and 5329 Investments Ltd. (100%).

**Cash and cash equivalents**

Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less from date of acquisition

**Translation of foreign currency**

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at the average exchange rate in effect during the applicable accounting periods. Realized and unrealized foreign exchange gains and losses are reflected in the consolidated statements of operations and deficit.

**Use of estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant areas where management's judgement is applied include impairment of property plant & equipment and asset retirement obligations, stock based compensation, estimating the useful life and rate of depreciation for other assets and liability accruals and provisions. These estimates and assumptions affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses for the periods reported. Actual results may differ from those estimates.

Fair value of financial instruments

The fair values of cash and cash equivalents, accounts receivable, prepaid expenses and deposits, accounts payable and accruals and provisions approximate their book value due to their short-term nature.

Financial risk

Financial risk is the risk arising from changes in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

Property, plant and equipment

Property, plant and equipment are recorded at cost, which comprises direct, third party property costs and excludes management and indirect costs.

Construction aggregate property costs are deferred and will be amortized against future production following commencement of commercial production, written down to net realizable value, or written off if the properties are sold, allowed to lapse or are abandoned. Costs incurred on properties prior to the acquisition or the determination of potentially viable deposits are charged to operations. Carrying values do not necessarily reflect present or future values. The recovery of carrying values will depend upon the Company establishing reserves, obtaining financing for construction and attaining profitable operations (Note 3).

Shipping and terminal costs related to the acquisition, evaluation and development of shipping and terminal access arrangements are deferred and will be amortized over the useful lives of the underlying interests following commencement of operations, written down to net realizable value, or written off if the underlying interests are allowed to lapse or are abandoned. Carrying values do not necessarily reflect present or future values and the recovery of carrying values will depend upon the Company obtaining financing for construction and attaining profitable operations (Note 3).

Effective January 1, 2004, the Company adopted the new standard of the Canadian Institute of Chartered Accountants (CICA) Handbook Recommendation contained in section 3063 relating to impairment of long-lived assets. The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is recognized when the asset carrying value exceeds net recoverable amount. Net recoverable amount is generally determined using estimated undiscounted future cash flows. Impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on the estimated fair value of the assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Company's performance could have a material effect on the Company's financial position and results of operations. Prior to this adoption, impairment charges were determined using non-discounted estimated net recoverable amounts. There was no impact on the financial statements resulting from the implementation of this new standard.



**Other assets**

Other assets are recorded at cost. Motor vehicles are amortized over 3 years and office furniture and equipment are amortized over 3.3 years.

**Asset retirement obligation**

The Company has adopted CICA 3110, ***Asset Retirement Obligations***, which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The standard applies to obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The section requires the recognition of all legal obligations associated with retirement, whether by sale, abandonment, recycling or other disposal of assets. Under this standard, these obligations are recognized in the period in which a reasonable estimate can be made. They are initially measured at the present value of the future obligation and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized over time. Adoption of this standard did not have a material impact on the Company's financial statements.

**Variable Interest Entities**

The Company has adopted Accounting Guideline 15 (AcG-15), *Consolidation of Variable Interest Entities (VIE)*, effective January 1, 2005, whereby the guideline establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a VIE and requires a VIE to be consolidated if a company is at risk of absorbing the VIE's expected losses, or is entitled to receive the majority of the its expected residual returns, or both. The adoption of Accounting Guideline 15 has not had a material impact on the Company's financial statements.

**Stock options**

The Company has a stock option plan as described in note 6(c).

Effective January 1, 2004, the Company adopted the recommendations of the new CICA Handbook Section 3870, *Stock-based Compensation and Other Stock-based Payments*. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments in exchange for goods and services. The section requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The section encourages a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

As of January 1, 2005, the Company adopted the recommendations of CICA Section 3870 in respect of options granted to employees and directors. Stock-based compensation is calculated on the date of the grant of options using the Black-Scholes option pricing model. The Company records the compensation expense on the dates that the options vest. This change in accounting policy was applied retroactively with restatement for all periods commencing January 1, 2002. For the year ended December 31, 2004, the restatement had the effect of increasing net loss by $422,352 (2003 - $149,816; 2002 - $127,210), and increasing deficit and contributed surplus by $699,378 (2003 - $277,026; 2002 - $127,210).

Accordingly, the fair value of all stock options granted is recorded over the vesting period as a

charge to operations and a credit to contributed surplus. Consideration paid on exercise of stock options, in addition to the fair value attributed to stock options granted, is credited to share capital.

Community relations

Community relations costs are incurred in communicating the environmental, technical, socio-economic and legal aspects of the proposed project developments to local communities, and providing assistance to enable them to understand and assess the implications of the proposed project developments. Costs are expensed when incurred.

Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax assets and liabilities are measured using tax rates and laws that are expected to apply when the temporary differences are expected to reverse.

Loss per common share

Loss per common share is calculated using the weighted average number of common shares and special warrants issued and outstanding during the years ended December 31, 2005 and 2004. Special warrants are included in this calculation in accordance with EIC 50 as they are automatically convertible into common shares upon expiry (note 7). All outstanding stock options would be anti-dilutive and therefore have no effect on the determination of loss per share.

## 3 Property, plant & equipment

| | Orca Sand & Gravel $ | Eagle Rock Quarry $ | Shipping & Terminals $ | Total $ |
|---|---|---|---|---|
| Balance - December 31, 2003 | 940,277 | 1,438,028 | 880,465 | 3,258,770 |
| Expenditures | 1,212,071 | 60,477 | 449,854 | 1,722,402 |
| Balance - December 31, 2004 | 2,152,348 | 1,498,505 | 1,330,319 | 4,981,172 |
| Expenditures | 1,454,299 | - | 767,541 | 2,221,840 |
| Balance - December 31, 2005 | 3,606,647 | 1,498,505 | 2,097,860 | 7,203,012 |

*a) Orca Sand & Gravel*

The Orca Sand & Gravel Project (the Project) is located on tidewater, west of the city of Port McNeill, British Columbia. The Company plans to quarry and screen the sand and gravel resource to produce construction aggregates products on site. Products will be shipped in bulk carriers to coastal urban markets in California.

In August 2002, the Company entered into a joint venture with the Kwakiutl First Nation (Kwakiutl) to explore for viable sand and gravel deposits within their traditional territory, located on northern Vancouver Island, British Columbia. In April 2003, the Company executed a similar joint venture agreement and an impact and benefits agreement with the Namgis First Nation (Namgis) over their traditional territory, also located on northern Vancouver Island. The Company was the operator and owned 80% of both joint ventures, and each First Nation owned 20% of their joint ventures. The asserted traditional territories of the First Nations partially overlap, and the joint venture agreements provided that, in the event that a potential project was identified within the area of overlap, the parties would establish a tripartite joint venture owned 80% by the Company and 10% by each First Nation.

Initial reconnaissance exploration programs identified the East Cluxewe deposit (the Orca Quarry), located to the west of Highway 19 and to the east of the Cluxewe River, the West Cluxewe deposit, laying to the west of the Cluxewe River, and the Bear Creek deposit on the east of the East Cluxewe deposit. The East Cluxewe and Bear Creek deposits lie within the overlap area, whereas the West Cluxewe deposit is located in territory exclusively claimed by the Kwakiutl.

In October 2004, the Kwakiutl and the Company agreed to replace their joint venture agreement with an impact and benefits agreement, which was executed in March 2005, and includes the following principal terms:

- The agreement applies solely to the Orca Quarry site, which is governed by the environmental assessment certificate.
- Staged cash amounts will be paid to the Kwakiutl.
- A royalty based on construction aggregates sold will be paid to the Kwakiutl.
- Certain preferential opportunities will be granted to the Kwakiutl for business development, employment and training within their community.
- In the event that treaties are settled over the Orca Quarry site, the Kwakiutl will not impose a tenure or tax regime, for a period of 20 years from the date of such treaties, which is less favourable than the tenure and tax regime that would have governed had the treaties not been settled.

The Company and the Namgis subsequently agreed to negotiate a limited partnership agreement, a shareholders agreement, a loan agreement, and an impact and benefits agreement in connection with the overlap area of the Orca Sand & Gravel Project, and to amend their joint venture and impact and benefits agreements in connection with the balance of their asserted traditional territory.

In April 2005, the Company and the Namgis formed the Orca Sand & Gravel Limited Partnership (the Partnership) and executed an impact and benefits agreement. The principal terms are as follows:

- The Partnership and impact and benefits agreements apply to the project area within the territories claimed by both the Namgis and Kwakiutl First Nations.
- The Company owns 88% and the Namgis owns 12% of the Partnership.
- Certain preferential opportunities will be granted to the Namgis for business development, employment and training within their community.
- Contributions based on construction aggregates sold will be made by the Partnership to foundations for communities located within the asserted traditional territories of the Namgis and Kwakiutl.
- In the event that treaties are settled over the project area, the Namgis will not impose a tenure or tax regime, for a period of 20 years from the date of such treaties, which is less favourable than the tenure and tax regime that would have governed had the treaties not been settled.
- In December 2031, the Namgis will have the one-time right to increase their then ownership

in the Partnership by up to 50%, by purchasing Partnership units from the Company for cash at fair market value.

In April 2003, the Company, on behalf of the joint venture, entered into an exploration agreement with Western Forest Products Limited, now Western Forest Products Inc. (WFP), the owner of the lands hosting the East and West Cluxewe deposits. Pursuant to the agreement, the Company and WFP have executed and registered a *profit a prendre* agreement dated March 2005, which has the following principal terms:

- The agreement has a term of ten years, with four 10-year extensions at the option of the Company.
- The Company will make royalty payments at an agreed rate per tonne of construction aggregates sold by the Company, subject to periodic inflationary adjustments and a minimum royalty commencing in the fifth year of the term.

In March 2004, the Company entered into an exploration agreement with Weyerhaeuser Company Limited, now Island Timberlands Limited Partnership, the owner of the fee simple land hosting the Bear Creek deposit. The exploration agreement gave the Company the exclusive right to undertake exploration programs and negotiate a long term lease. The Company has completed its exploration program and has earned the exclusive rights to negotiate the lease agreement by June 2006. The Company expects to complete the negotiations by the June 2006 deadline or receive a further extension.

In May 2004, the Company staked mineral claims over the entire Orca Project area. In July 2005, the Company received from the provincial government the environmental assessment certificate and the mine permit for the Orca Quarry and in October and November 2005 the Company received the federal environmental approvals. In September 2005, the Company obtained a two year provincial licence of occupation for the Orca Quarry ship loader, which gives the Company the right to negotiate a long-term foreshore lease.

In October 2005, the Company completed an independent technical report in compliance with National Instrument 43-101 that confirmed the feasibility of the development of the East Cluxewe deposit, including the associated ship loader, and the terminal and discharge facility in the Port of Richmond, San Francisco Bay (the Richmond Terminal). The report converted the Orca Quarry resources to reserves.

Subsequent to the year ended December 31, 2005, the Company completed the necessary financing for the construction of the Orca Quarry and the Richmond Terminal, and made the decision to commence construction (note 14).

Included in the value of the Orca Project at December 31, 2005, is an amount receivable from the Namgis of $588,917 (2004 - $281,680). In April 2005, the Company and the Namgis entered into an amended loan agreement, the principal terms of which are as follows:

- At the request of the Namgis, the Company will make additional advances to the Namgis to enable them to make their required equity contributions to the Partnership.
- Advances made prior to a construction decision will bear interest at prime plus a small margin. Advances made after a construction decision will bear substantially higher interest rates, reflective of the equity nature of the funding.
- The Company's sole recourse for repayment is to the distributions receivable by the Namgis from the Partnership. Advances made after a construction decision are repayable solely from those distributions and cannot be prepaid.



Due to the uncertainty regarding recoverability, the Company has not recognized interest receivable. The fair value of this amount receivable cannot be determined by the Company as it is dependent on the future success of the Orca Quarry.

### *b) Eagle Rock Quarry*

The Eagle Rock Quarry is located on deep tidewater in the Alberni Inlet, southwest of the city of Port Alberni, British Columbia. The Company expects to quarry, crush and screen the granite resource to produce construction aggregates products on site. Products are expected to be shipped in bulk carriers to coastal urban markets in California

In April 2001, the Company staked mineral claims over the area of interest, and made applications for land and foreshore tenure to the Province of British Columbia and the Port Alberni Port Authority. The environmental assessment certificate and mine permit for the Eagle Rock Quarry were issued in September 2003, and the 50-year lease with the Province of British Columbia was executed in March 2005. A foreshore lease application for the ship loader has been approved in principle, and the terms are currently being negotiated.

On October 1, 2002, Eagle Rock Materials Ltd. (ERM) acquired 100% of the Company's interest in the project. ERM was formed for the purpose of holding the interests of the Company and certain First Nations in the project. The Company owns 70% of ERM, the Hupacasath First Nation (Hupacasath) and the Ucluelet First Nation (Ucluelet) each own 10%, and the remaining 10% is held in trust by the Company for the Tseshaht First Nation. The Company, the Hupacasath and the Ucluelet executed a shareholders' agreement and an impact and benefits agreement. The principal terms of those agreements are as follows:

- Prior to a construction decision, the Company will fund ERM by making capital contributions to ERM, on behalf of all the shareholders
- In the event that the Tseshaht do not choose to participate in ERM within a specific time after the approval of a feasibility study, the other First Nations will have the right to equally acquire the 10% interest held in trust for the Tseshaht.
- If First Nation shareholders elect not to make their equity contributions to the development financing, the Company will acquire 30% of their interest in ERM in return for funding the 70% balance of their equity contributions. If all three First Nations fail to make their equity contributions, the Company will own 79% and the First Nations will own 21% of ERM.
- Any loans to the First Nations will bear interest at a rate closely tied to the internal rate of return of the Eagle Rock Quarry development. The Company's sole recourse for repayment will be to dividends receivable by the First Nations from ERM as the loans are repayable solely from dividends.
- Certain preferential opportunities have been granted to the First Nations for business development, employment, and training within their communities.
- In the event that treaties are settled over the Eagle Rock Quarry area, the First Nations have agreed not to impose a tenure or tax regime on ERM, for a term of at least 25 years from the date of such treaties, which is less favourable than the tenure and tax regime that would have governed had the treaties not been settled.
- On the 25th anniversary of the development financing of the Eagle Rock Quarry, each First Nation will have the one-time right to increase their ownership in ERM by 50%, by purchasing ERM shares from the Company for cash at fair market value.

*c) Shipping and terminals*

In September 2004, the Company entered into a long-term lease with Levin Enterprises, Inc. for the Richmond Terminal. In May 2004, the Company received the planning permit for the Richmond Terminal from the City of Richmond, and in February 2005 it received the environmental permit from the Bay Conservation and Development Commission. In February 2006, the Company executed the corresponding vessel berthing agreement for the Richmond Terminal.

The Company executed a long-term freight agreement in July 2005 for the delivery of products from the ship loader at the Orca Quarry to third party barges at anchorage in San Francisco Bay, the Richmond Terminal, and a third party terminal.

## 4 Other assets

| | 2005 $ | 2004 $ |
|---|---|---|
| Motor vehicle | 8,000 | 8,000 |
| Equipment and furniture | 140,271 | 154,085 |
| | 148,271 | 162,085 |
| Less: Accumulated amortization | (92,303) | (75,958) |
| | 55,968 | 86,127 |

## 5 Deferred financing costs

Legal, accounting, printing and other costs directly related to the Company's prospectus for its initial public offering described in note 14 have been deferred. These costs will be netted against the gross proceeds of the financing upon closing.

## 6 Share capital

Authorized
Unlimited common shares without par value (2004 - 100,000,000)

Issued

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | Number of common shares | Amount $ | Number of common shares | Amount $ |
| Balance - beginning of year | 10,206,660 | 9,332,014 | 10,204,160 | 9,327,014 |
| For cash | 40,000 | 36,000 | 2,500 | 5,000 |
| On exercise of special warrants (note 7) | 2,750,000 | 9,261,691 | - | - |
| Balance - end of year | 12,996,660 | 18,629,705 | 10,206,660 | 9,332,014 |



*a) Common shares*

During the year ended December 31, 2005, the Company issued 40,000 common shares for proceeds of $36,000 upon the exercise of stock options.

During the year ended December 31, 2004, the Company issued 2,500 common shares for proceeds of $5,000 upon the exercise of stock options.

*b) Broker warrants*

| | Number outstanding | Average exercise price $ | Expiry date |
|---|---|---|---|
| Issued and outstanding at December 31, 2005 and 2004 | 250,000 | 5.00 | 2006 |

In connection with the special warrants offering (note 7), the agent received broker warrants entitling it to acquire 250,000 common shares at an exercise price of $5.00 per common share for a period of two years. Since a deemed exercise event did not occur by February 27, 2005, each broker warrant became exercisable into 1.1 common shares. The broker warrants expired, unexercised, on February 27, 2006.

*c) Stock Options*

The Company established an incentive stock option plan (the Plan) on April 23, 2002. The board of directors (the Board) administers the Plan, whereby it may from time to time grant options up to a total of 1,900,000 (2004 - 1,700,000) options to directors, senior officers, employees and consultants. In September 2005, the Company amended the Plan to increase the exercise period of options granted and to be granted from five years to 10 years. The Board determines the exercise price of an option, but the price shall not be less than the fair market value of a common share on the date it was granted. Vesting and other terms are at the discretion of the Board.

| | Number outstanding | Average exercise price $ | Expiry date |
|---|---|---|---|
| At December 31, 2003 | 1,152,500 | 1.02 | 2011 - 2013 |
| Granted | 290,000 | 3.31 | 2014 |
| Exercised | (2,500) | 2.00 | 2013 |
| Cancelled | (12,500) | 2.20 | 2013 |
| At December 31, 2004 | 1,427,500 | 1.47 | 2011 - 2014 |
| Granted | 192,500 | 4.10 | 2015 |
| Exercised | (40,000) | 0.90 | 2012 |
| Cancelled | (17,500) | 3.82 | 2014 |
| At December 31, 2005 | 1,562,500 | 1.79 | 2011 - 2015 |

As at December 31, 2005, 1,537,500 options were exercisable at a weighted average exercise price of $1.74.

The options have been valued using the following option pricing model assumptions:

| | 2005 | 2004 |
|---|---|---|
| Average risk free rate | 3.11% - 4.12% | 3.55% |
| Expected life | 7 months - 10 years | 5 years |
| Expected volatility | 45% | 45% |
| Expected dividends | - | - |

As a consequence of amending the Plan in 2005, the Company recorded a further stock-based compensation expense of $516,205 in recognition of the incremental fair value of the options outstanding as of that date. The total stock-based compensation recorded in the year ended December 31, 2005 was $817,534.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options. Option pricing models require the input of highly subjective assumptions including expected life and expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

## 7 Special warrants

| | Number of special warrants | Amount $ |
|---|---|---|
| Private placement | 2,500,000 | 10,000,000 |
| Issue costs | - | (738,309) |
| Balance - December 31, 2004 | 2,500,000 | 9,261,691 |
| Deemed exercise December 22, 2005 | (2,500,000) | (9,261,691) |
| Balance - December 31, 2005 | - | - |

On February 5, 2004, the Company made a private placement offering of 2,500,000 special warrants at $4.00 per special warrant, which closed on February 27, 2004. Each special warrant was exercisable, for no additional consideration, into one common share of the Company. The special warrants would be deemed to be exercised if, by February 27, 2005, either a final prospectus for an initial public offering was filed, which resulted in the Company receiving gross proceeds of not less than $30 million, or if the Company closed a business transaction that resulted in the holders of the special warrants being entitled, on exercise of the special warrants, to freely tradeable securities or to cash. A deemed exercise event did not occur by February 27, 2005, which resulted in each special warrants being exercisable into 1.1 common shares. As a result of the Company receiving a receipt for its final prospectus for an initial public offering on December 22, 2005, the Company's special warrants were deemed to be exercised on behalf of the holders for 2,750,000 common shares for no further consideration.

In connection with the offering, the agent received broker warrants entitling it to acquire 250,000 common shares at an exercise price of $5.00 per common share for a period of two years (note 6(b)). A cash commission equal to 6.0% of the gross proceeds was also paid to the agent.

## 8 Commitments

At December 31, 2005, the Company has the following minimum payments required under operating leases:

| | $ |
|---|---|
| 2006 | 119,799 |
| 2007 | 66,958 |

In December 2005, the Company committed to purchase $800,000 of steel pipe in order to meet the critical path for the construction of the Company's ship loader at the Orca Quarry.

## 9 Income taxes

a) The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

| | 2005 | 2004 |
|---|---|---|
| Statutory tax rate | 34.86% | 35.62% |
| Loss for the year | (3,447,139) | (2,786,135) |

| | 2005 $ | 2004 $ |
|---|---|---|
| Provision for income taxes based on statutory Canadian combined federal and provincial income tax rates | (1,201,673) | (992,421) |
| Difference in foreign tax rates | 488 | 5,481 |
| Decrease in Canadian tax rates | 145,811 | 98,329 |
| Future tax benefit to the minority interest | 129,515 | 108,462 |
| Accounting charges having no tax basis | 292,606 | 160,553 |
| Tax assets for which an income tax benefit has not been recognized | 633,253 | 619,596 |
| | - | - |

b) The significant components of the Company's future tax asset, assuming a future tax rate of 34.12% (2004 - 35.62%), are as follows:

| | 2005<br>$ | 2004<br>$ |
|---|---|---|
| Future income tax assets | | |
| Excess of tax basis over carrying value of assets | 1,786,527 | (625,847) |
| Operating loss carry-forward | 2,722,676 | 3,684,683 |
| | 4,509,203 | 3,058,836 |
| Valuation allowance for future tax assets | (4,509,203) | (3,058,836) |
| | - | - |

c) The Company has Canadian non-capital loss carry-forwards of $5,624,000 (2004 - $9,745,000), and U.S. tax losses of $2,096,000 (2004 - $1,901,000) that may be available for tax purposes. The non-capital losses expire as follows:

| | Canada<br>$ | United States<br>$ |
|---|---|---|
| 2012 | 287,000 | |
| 2013 | 1,033,000 | |
| 2014 | 665,000 | |
| 2015 | 3,639,000 | |
| 2022 | | 16,000 |
| 2023 | | 781,000 |
| 2024 | | 507,000 |
| 2025 | | 792,000 |

## 10 Segmented financial information

The Company operates in one segment: the development and future operation of construction aggregates properties and projects located in western North America.

## 11 Related party transactions

During the years ended December 31, 2005, certain directors, their family members and a director of certain of the Company's subsidiaries, either directly or through companies controlled by them, provided services to the Company, as follows:

a) Marketing services at a cost of $246,646 (2004 - $237,867).
b) Technical services at a cost of $16,910 (2004 - $20,263).
c) Clerical services at a cost of $4,549 (2004 - $6,612).

At December 31, 2005, accounts payable of $21,765 (2004 - $8,446) were outstanding, directly or indirectly, with respect to certain directors and their family members, either directly or through companies controlled by them.



## 12 Contingency

During the year ended December 31, 2005, the Company was served a petition made to the Supreme Court of British Columbia by the Komoyue Heritage Society and others disputing the issuance to the Company of its Environmental Assessment Certificate M05-01. The Company believes that the petition is without merit, and the Company has taken action to protect its interest in the status of Environmental Assessment Certificate M05-01.

## 13 Non cash investing and financing activities

As a result of the Company receiving a receipt for its final prospectus for an initial public offering on December 22, 2005, the Company's 2,500,000 special warrants were deemed to be exercised on behalf of the holders for 2,750,000 common shares for no further consideration.

## 14 Subsequent events

Subsequent to December 31, 2005, the Company:

a) completed an initial public offering of 16,628,185 common shares at $4.80 per share for gross proceeds of $79,815,288. A cash commission equal to 6.0% of the gross proceeds was paid to the agent. On January 10, 2006, the Company's shares were listed on the Toronto Stock Exchange and commenced trading.

b) finalized an agreement for a US$47 million debt facility. The facility comprised two Tranches, A and B, for US$21 million and US$26 million respectively. The loans are repayable on January 1, 2012, but may be prepaid at any time without penalty. The loans bear interest that increases annually, commencing at 10% and 15% for Tranche A and Tranche B respectively in 2006, and increasing to a maximum of 20% to 25% per annum respectively in 2011. Subsequent to the first sale of a shipment of construction aggregates from the Orca Quarry, the Company must elect either to grant 1,000,000 warrants or grant a royalty of US$0.21 per short ton on 88% of construction aggregates shipments for the life of the quarry to the lenders as the Tranche A fee. Similarly, with respect to the Tranche B fee, the Company must elect either to grant 1,153,846 warrants (reduced from 3,000,000 due the election of the Company subsequent to December 31, 2005, to reduce the Tranche B facility from US$26 million to US$10 million) or grant a royalty of US$0.03 per short ton on 88% of construction aggregates shipments for each US$1 million of that facility. Each Tranche A and B warrant is exercisable into one common share at $4.80 per share until November 30, 2010. The Tranche A and B warrants and royalty certificates have been issued and are being held in trust. Draw downs under the facility may be made at the discretion of the Company until December 31, 2006, and as of February 27, 2006, no funds had been drawn down.

c) made the decision to commence construction of the Orca Quarry and the Richmond Terminal

d) entered into construction contracts totalling $29.4 million and made purchase commitments of $4.4 million related to the Orca Quarry.

4

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and operations of Polaris Minerals Corporation (the "Company") has been prepared by management as of March 30, 2006, and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2005, which have been prepared in accordance with Canadian generally accepted accounting principles.

### OVERVIEW

The Company is focused on the emerging trade of marine exports of construction aggregates from its coastal properties located on Vancouver Island, British Columbia, Canada to urban markets located on the western seaboard of North America.

The Company currently has two potential construction aggregates properties, the Orca Sand & Gravel Project (the "Orca Project") and the Eagle Rock Quarry. The demand for natural sand and gravel remains strong in the Company's targeted markets whereas demand for crushed granite products from the Eagle Rock Quarry has yet to be established. Accordingly, the development of the Orca Project has taken precedence over the Eagle Rock Quarry.

The Company is currently developing the East Cluxewe deposit of the Orca Project, together with the associated process plant and ship loader (the "Orca Quarry"). All requisite provincial and federal approvals and permits for the Orca Quarry have been received. The Company has executed a long-term *profit a prendre* over the Orca Quarry and West Cluxewe deposit and has the exclusive right to complete a *profit a prendre* over the Bear Creek deposit. The Company has also obtained a licence of occupation for the shiploader, which will be converted into a long-term foreshore lease.

The Company has secured a lease and environmental and planning approvals for a receiving, storage and distribution facility in the Port of Richmond, San Francisco Bay (the "Richmond Terminal"). It has also executed a facilities use agreement for the associated berthing dock.

A long-term freight agreement has been executed for the delivery of products from the Orca Quarry to certain discharge points in San Francisco Bay. Vessels will be partially discharged into third party barges ("lightered") at anchorage in the Bay prior to discharging the balance of the cargo at the Richmond Terminal and a proposed third party terminal. This lightering arrangement offers the most economical shipping solution. The Company has also entered into a long-term aggregates supply agreement with a well established construction aggregates consumer located in the San Francisco Bay area. The agreement will account for approximately 55% of the projected first year sales of the Orca Quarry, falling to 25% of year four sales.

The Company has completed an independent feasibility study that confirmed the viability of the development and operation of the Orca Quarry and the Richmond Terminal. In January 2006, the Company closed its initial public offering ("IPO") on the Toronto Stock Exchange, and raised gross proceeds of approximately $80 million. The Company also closed a bridge debt facility for up to US$47 million, which the Company subsequently elected to reduce to US$31 million. Shortly thereafter, the Company made the decision to construct the Orca Quarry and the Richmond Terminal.

Construction is expected to be completed within approximately twelve months of the construction decision date, and the first shipment of construction aggregates is expected in the first quarter of 2007. The Company has entered into construction contracts for the ship loader and the process plant, and has entered into procurement agreements for the loadout conveyor system and mobile equipment for the Orca Quarry. A redesign of the Richmond Terminal is currently underway, which is expected to result in significant capital cost savings. Discussions are also being held with the Company's First Nations partners in connection with the funding of their share of the capital costs, and progress has been encouraging.

The environmental assessment certificate and mine permit for the Eagle Rock Quarry have been received. However, the demand for crushed coarse aggregates and manufactured sand in the targeted San Francisco Bay markets has been less than anticipated. The Company believes that demand for those products will develop in time but, in the interim, activities at the Eagle Rock Quarry have been restricted. The cost of keeping this project in good standing is not material.

### SELECTED ANNUAL INFORMATION

The following table sets out selected consolidated financial information for the Company prepared in accordance with Canadian generally accepted accounting principles. The Company's reporting currency is the Canadian dollar. This information has been summarized from the Company's audited consolidated financial statements for the fiscal years ended December 31, 2005, 2004 and 2003. This selected consolidated financial information should only be read in conjunction with the Company's consolidated financial statements.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2005<br>$ | 2004<br>$ | 2003<br>$ |
| Revenue | Nil | Nil | Nil |
| Interest income | 83,000 | 158,000 | 16,000 |
| Loss for the year | (3,447,000) | (2,786,000) | (2,075,000) |
| Basic and diluted loss per share | (0.27) | (0.22) | (0.22) |
| Cash and cash equivalents | 1,152,000 | 6,160,000 | 951,000 |
| Net working capital | 229,000 | 5,822,000 | 657,000 |
| Total assets | 9,686,000 | 11,538,000 | 4,360,000 |
| Total long term liabilities | Nil | Nil | Nil |
| Dividends declared | Nil | Nil | Nil |

### RESULTS OF OPERATIONS

During the year ended December 31, 2005, the Company incurred a loss of $3,447,000 ($0.27 per share) compared to a loss of $2,786,000 ($0.22 per share) in the comparative year. Operating activities, taking into account non-cash items and non-cash working capital, used cash of $2,006,000 for the year ended December 31, 2005 compared to cash outflow of $2,280,000 in the 2004 year.

The Company had no operating revenues during the year, and the losses were attributable to expenses incurred, as discussed below.

Expenses of $3,531,000 were charged to operations during the year ended December 31, 2005, compared to expenses of $2,944,000 in the year ended December 31, 2004.

- Community relations expenses remained consistent for the year ended December 31, 2005, at $610,000 compared to $660,000 for the year ended December 31, 2004. The majority of these costs represented funding of the Kwakiutl and Namgis First Nations in connection with the restructuring of their participating interests in the Orca Project. Following a final large payment to the Kwakiutl in the September 2005 quarter, these matters have now been resolved and costs are generally expected to decline in line with the lower level of community activities at the Orca Project and the Eagle Rock Quarry.

- General and administrative costs in the year ended December 31, 2005, increased to $915,000 from $783,000 in the 2004 year. A substantial portion of these costs were legal fees incurred by the Company in the restructuring of the First Nations' participating interests in the Orca Project, which has now been completed.
- Marketing costs in the year ended December 31, 2005, increased to $385,000 from $321,000 in the year ending December 31, 2004. These higher costs were mainly attributable to executing independent marketing studies, and to a higher level of marketing activity.
- Salaries and benefits increased to $804,000 in the year ended December 31, 2005, from $758,000 in 2004, mainly as a result of increased staffing levels in the fourth quarter of 2005.
- An expense of $818,000 was recorded in the year ended December 31, 2005, for stock-based compensation compared with $422,000 in the year ended December 31, 2004. During the year, the Company granted 192,500 options resulting in a charge of $302,000 and extended the exercise period of options outstanding, from five years to ten years which resulted in a charge of $516,000, for a total expense of $818,000.

## SUMMARY OF QUARTERLY RESULTS

The selected financial information set out below is based on and derived from the unaudited consolidated financial statements of the Company for each of the quarters listed:

| | Three Months Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2005 | | | | 2004 | | | |
| | Dec. 31, $ | Sept. 30, $ | June 30, $ | March 31, $ | Dec. 31, $ | Sept. 30, $ | June 30, $ | March 31, $ |
| Revenue | Nil | Nil | Nil | Nil | Nil | Nil | Nil | Nil |
| Interest income | 12,969 | 20,480 | 27,015 | 22,974 | 51,442 | 39,542 | 46,791 | 19,882 |
| Loss for the quarter | (663,615) | (1,077,440) | (621,716) | (1,084,368) | (718,214) | (552,174) | (806,491) | (709,256) |
| Basic and diluted loss per share | (0.06) | (0.08) | (0.05) | (0.08) | (0.06) | (0.04) | (0.06) | (0.06) |

## FINANCING

Subsequent to the year ended December 31, 2005, the Company closed its initial public offering and issued 16,628,185 common shares at $4.80 per share for gross proceeds of $79,815,000. A cash commission equal to 6.0% of the gross proceeds was also paid to the agent. On January 10, 2006, the Company's shares were listed on the Toronto Stock Exchange and commenced trading.

The Company also closed a US$47 million debt facility subsequent to the year ended December 31, 2005. The facility comprised two Tranches, A and B, for US$21 million and US$26 million, respectively. The loans are repayable on January 1, 2012, but may be prepaid at any time without penalty. The loans bear interest that increases annually, commencing at 10% and 15% for Tranche A and Tranche B respectively in 2006, and increasing to a maximum of 20% to 25% per annum respectively in 2011. Subsequent to the first sale of a shipment of construction aggregates from the Orca Quarry, the Company must elect either to grant 1,000,000 warrants or grant a royalty of US$0.21 per short ton on 88% of construction aggregates shipments for the life of the quarry to the lenders as the Tranche A fee. Similarly, with respect to the Tranche B fee, the Company must elect either to grant 1,153,846 warrants (reduced from 3,000,000 due the election of the Company to reduce the Tranche B facility from US$26 million to US$10 million ) or grant a royalty of US$0.03 per short ton on 88% of construction aggregates shipments for each US$1 million of that facility. Each Tranche A and B warrant is exercisable into one common share at $4.80 per share until November 30, 2010. The Tranche A and B warrants and royalty certificates have been issued and are being held in trust. Draw downs under the facility may be made at the discretion of the Company until December 31, 2006, and as of March 30, 2006, no funds had been drawn down.

The Company issued 40,000 common shares pursuant to the exercise of options during the year ended December 31, 2005, for proceeds of $36,000.

In the year ended December 31, 2004, the Company closed a private placement of 2,500,000 special warrants at $4.00 per special warrant and raised net proceeds of $9,262,000. As a result of the Company receiving a receipt for its initial public offering final prospectus on December 22, 2005, the Company's 2,500,000 outstanding special warrants were converted into 2,750,000 common shares for no additional consideration.

## INVESTING

The Company has adopted the accounting policy of capitalising only direct third party costs incurred on projects determined to be viable, and charges all other costs to operations, including salary and support costs; marketing studies and initiatives; and community relations programs.

### Orca Sand & Gravel Project

The Company capitalised $1,454,000 to the Orca Project during the year ended December 31, 2005, compared to $1,212,000 in 2004. The remediation of an old dump adjacent to the Cluxewe River, but outside the Company's lease area, accounts for a major portion of the costs for the year. This remediation was mandated by the Land Titles Act and was therefore a precondition to the execution and registration of the lease agreement with Western Forest Products Inc. ("WFP"). However, an agreement is in place to recover 50% of these costs from Orca Quarry royalties payable to WFP. Other costs were attributable to environmental and mine permit applications, assessment work on the mineral claims, the development of the independent feasibility study and the development of drawings for the Orca Quarry ship loader.

### Eagle Rock Quarry

No costs were capitalised to the Eagle Rock Quarry during the year ended December 31, 2005, and $60,000 was capitalized to the quarry in 2004. Costs incurred in 2004 comprised survey costs for the Crown lease.

### Shipping and Terminals

During the year ended December 31, 2005, the Company capitalised costs of $768,000 compared to $450,000 in 2004. Costs in 2005 were principally incurred in connection with the Company's leased terminal site at the Port of Richmond, permitting and on product testing. 2004 costs mainly comprised technical evaluations, environmental and permitting, and tenure costs in connection with its terminal and shipping interests.

## LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2005, the Company had working capital of $229,000, including cash of $1,152,000 compared to working capital of $5,822,000 and cash of $6,160,000 at December 31, 2004. Subsequent to year end, the Company raised gross equity proceeds of approximately $80 million and arranged a debt facility of approximately $55 million (US$47 million) that was subsequently reduced by the Company to approximately $36 million (US$31 million). The Company expects that these

arrangements will finance the construction of the Orca Quarry and Richmond Terminal, and fund their operations through to sustainable positive net cash flows in 2007.

In December 2005, the Company committed to purchase $800,000 of steel pipe in order to meet the critical path for the construction of the Company's ship loader at the Orca Quarry. Subsequent to its construction decision in January 2006, the Company entered into certain contracts for the construction of the Orca Quarry and the Richmond Terminal, which have been included in the following table of contractual obligations:

| | | Payments Due by Period | | | |
|---|---|---|---|---|---|
| | Total | Less than one year | 2-3 years | 4-5 years | After 5 years |
| Operating leases | $185,000 | $119,000 | $66,000 | - | - |
| Orca Quarry - construction contracts | $29,395,000 | $29,395,000 | - | - | - |
| Orca Quarry - purchase obligations | $4,346,000 | $4,346,000 | - | - | - |

## RELATED PARTY TRANSACTIONS

During the year ended December 31, 2005, a company controlled by a director provided services to the Company in the United States in connection with its proposed shipping, discharging, and marketing arrangements, at a cost of $247,000 (2004 - $238,000) and family members of a director provided clerical services to the Company at a cost of $5,000 (2004 - $7,000). A director of certain of the Company's subsidiaries provided community relations services to the Company during the year amounting to $17,000 compared with $9,000 in 2004, and geological services were also provided by a director in 2004 for $11,000 but no such services were provided in 2005.

## CRITICAL ACCOUNTING ESTIMATES

The Company's accounting policies are described in Note 2 to the consolidated financial statements. Both the accounting polices used and the estimates made by management can impact the consolidated financial statements. The Company considers the estimate of stock-based compensation to be significant.

The Company uses the fair-value method of accounting for stock-based compensation related to incentive stock options granted. In determining the fair value, the Company makes estimates of the expected volatility of the stock, the expected life of the option and the risk free rate. Changes in these estimates could result in the fair value of the stock-based compensation being less or greater than the amount recorded.

## CHANGE IN ACCOUNTING POLICY

As of January 1, 2005, the Company adopted the recommendations of CICA Section 3870, *Stock-based Compensation and Other Stock-based Payments*, in respect of options granted to employees and directors. Stock-based compensation is calculated on the date of the grant of options using the Black-Scholes option pricing model. The Company records the compensation expense on the dates that the options vest. This change in accounting policy was applied retroactively with restatement for all periods commencing January 1, 2002.

The Company has adopted CICA 3110, *Asset Retirement Obligations*, which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The standard applies to obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development



or normal operation of the assets. The section requires the recognition of all legal obligations associated with retirement, whether by sale, abandonment, recycling or other disposal of assets. Under this standard, these obligations are initially measured at the present value of the future obligation and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized over time. Adoption of this standard did not have a material impact on the Company's financial statements.

The Company has also adopted Accounting Guideline 15 (AcG-15), *Consolidation of Variable Interest Entities (VIE)*, effective January 1, 2005, whereby the guideline establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a VIE and requires a VIE to be consolidated if a company is at risk of absorbing the VIE's expected losses, or is entitled to receive the majority of the VIE's expected residual returns, or both. The adoption of AcG-15 did not have a material impact on the Company's financial statements.

## FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The fair values of cash and cash equivalents, accounts receivable and prepaid expenses and deposits, accounts payable and accruals and provisions approximate their book value due to their short-term nature. Cash and cash equivalents include cash and short-term investments held in the form of high quality commercial paper. The investment terms are three months or less at the time of acquisition and are highly liquid to ensure that funds are available to meet the financial obligations of the Company.

## CAPITAL STOCK

As at the date of this report, the Company had unlimited common shares authorized, of which 29,624,845 were outstanding. The Company also had 1,850,000 options outstanding exercisable into 1,850,000 common shares.

## RISKS AND UNCERTAINTIES

During 2005, the Company was served a petition made to the Supreme Court of British Columbia by the Komoyue Heritage Society and others disputing the issuance to the Company of the environmental assessment certificate for the Orca Quarry. The Company believes that the petition is without merit and has taken action to protect its interest in the status of the environmental assessment certificate.

The development and operation of the Company's construction aggregates properties involves a high degree of financial risk. The risk factors which should be taken into account in assessing the Company's activities include, but are not necessarily limited to, those set out in the paragraphs below. These risks are not intended to be presented in any assumed order of priority. Any one or more of these risks could have a material effect on the Company and should be taken into account in assessing the Company's activities.

The quarrying industry is competitive and the Company may not secure the construction aggregates sales volumes and prices anticipated for the Orca Quarry. As the Company's sales will be in US dollars, currency fluctuations may adversely affect the Company's revenues once sales commence. Further, the Company must secure access to additional discharge points and additional shipping volumes for its products. An additional risk exists that the Company may be unable to meet minimum freight contract volumes, particularly during the earlier years of the contract.

Quarrying involves a high degree of risk and the Company has no history of construction aggregates project development or operations. Additionally, certain groups are opposed to quarrying and could attempt to interfere with the Company's operations, whether by legal process, regulatory process or otherwise. The Company's title to its properties may be subject to disputes or other claims, including land title claims of First Nations. Construction aggregates quarrying, processing and development

activities are highly regulated and changes to government regulations or interpretation of those regulations may also adversely affect the Company. The Company currently depends on a single property with a construction aggregate resource that has an estimated life of 25 years. In order to maintain its annual production the Company will be required to obtain other construction aggregates resources in the future to bring into production. The Company's operations are subject to environmental risks and the actual costs of reclamation for the property are uncertain. Further, the Company's insurance will not cover all the potential risks associated with a quarrying operation.

The Company is principally dependent upon its key personnel and will also be required to recruit and retain personnel to facilitate the growth of the Company.

The specifics of the Company's "risks" are detailed in disclosures with the heading "Risk Factors" in the Company's periodic filings with securities regulators.

## CORPORATE GOVERNANCE

In accordance with Regulation 52-109 respecting certification of disclosure in issuers' annual and interim filings, a system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Company's Chief Executive Officer (CEO), Chief Financial Officer (CFO) and Chief Operating Officer (COO) have evaluated the effectiveness of the Company's disclosure controls and procedures as of the year ended December 31, 2005, and have concluded, based on their evaluation, that these controls and procedures provide reasonable assurance that (i) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under applicable securities legislation is recorded, processed, summarized and reported within the prescribed time periods, and (ii) material information regarding the Company is accumulated and communicated to the Company's management, including its CEO, CFO and COO in a timely manner. The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board's review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters.

## OUTLOOK

The Company expects to meet its long-term business objective of becoming a leading exporter of construction aggregates from British Columbia to the west coast of North America. Its principal goals for 2006 are to:

- complete construction of the Orca Quarry and the Richmond Terminal.
- commence production and build product stockpiles at the Orca Quarry.
- secure additional construction aggregates sales contracts and terminal access.

## CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this document that are not historical facts are forward looking statements that involve risks and uncertainties that could cause actual outcomes to differ materially from those expressed or implied by those forward looking statements. Readers are therefore cautioned not to place undue reliance on those statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the aforementioned risks.

## OTHER INFORMATION

Additional information related to the Company is available for viewing on SEDAR at www.sedar.com and at the Company's website at www.polarmin.com.

5

**Form 52-109F1**
**Certification of Annual Filings**

I, **Marco A. Romero,** Chief Executive Officer of Polaris Minerals Corporation. certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Polaris Minerals Corporation (the "issuer") for the annual period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 30, 2006.

***"Marco A. Romero"***
Marco A. Romero
Chief Executive Officer

**Form 52-109F1**
**Certification of Annual Filings**

I, **Harry Sutherland,** Chief Financial Officer of Polaris Minerals Corporation. certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Polaris Minerals Corporation (the "issuer") for the annual period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

    (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 30, 2006.

*"Harry Sutherland"*
Harry Sutherland
Chief Financial Officer

6

**Form 52-109F1**
**Certification of Annual Filings**



I, MARCO A. ROMERO, Chief Executive Officer of POLARIS MINERALS CORPORATION, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Polaris Minerals Corporation (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March _____, 2007.

*"Marco A. Romero"*
MARCO A. ROMERO
Chief Executive Officer

**Form 52-109F1**
**Certification of Annual Filings**

I, LISA DEA, Chief Financial Officer of POLARIS MINERALS CORPORATION, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Polaris Minerals Corporation (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March _____, 2007.

*"Lisa Dea"*
LISA DEA
Chief Financial Officer

**Form 52-109F1**
**Certification of Annual Filings**

I, LISA DEA, Chief Financial Officer of POLARIS MINERALS CORPORATION, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Polaris Minerals Corporation (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 5, 2007.

*"Lisa Dea"*
LISA DEA
Chief Financial Officer

**Form 52-109F1**
**Certification of Annual Filings**

I, MARCO A. ROMERO, Chief Executive Officer of POLARIS MINERALS CORPORATION, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Polaris Minerals Corporation (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 5, 2007.

*"Marco A. Romero"*

MARCO A. ROMERO
Chief Executive Officer

**POLARIS MINERALS CORPORATION**
**1780 - 999 West Hastings Street**
**Vancouver, BC V6C 2W2**
**Telephone: (604) 604-915-5000**
**Facsimile: (604) 915-5001**
**Website: http://www.polarmin.com**

---

# ANNUAL INFORMATION FORM

## FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

---

**March 30, 2006**

## TABLE OF CONTENTS

## PRELIMINARY NOTES

### Date of Information

All information in this Annual Information Form is as of March 30, 2006, unless otherwise indicated.

### Currency

Except where otherwise indicated, all references to currency in this annual information form are to Canadian dollars.

### Conversion Factors

| Metric Unit | Imperial Measure | Imperial Measure | Metric Unit |
|---|---|---|---|
| 1 hectare | 2.471 acres | 1 acre | 0.4047 hectares |
| 1 metre | 3.281 feet | 1 foot | 0.3048 metres |
| 1 kilometre | 0.621 miles | 1 mile | 1.609 kilometres |
| 1 kilogram | 2.205 pounds | 1 pound | 0.454 kilograms |
| 1 tonne | 1.102 short tones | 1 short ton | 0.907 tonnes |

### Forward-Looking Statements

Certain statements in this Annual Information Form and the information incorporated herein by reference constitute "forward-looking statements". Such forward-looking statements include, without limitation, statements evaluating the market and general economic conditions and discussing future-oriented costs and expenditures. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases or words and phrases that state or indicate that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. While we have based these forward-looking statements on our current expectations about future events, the statements are not guarantees of our future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors include amongst others the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgements in the course of preparing forward-looking statements. Specific reference is made to the risks described herein under the heading "*Risk Factors*" and to our MD&A for the year ended December 31, 2005, for a discussion of these and other sources of factors underlying forward-looking statements. In light of these factors, the forward-looking events discussed in this Annual Information Form might not occur. Further, although we have attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. As there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, readers should not place undue reliance on forward-looking statements.

### Certain Other Information

This Annual Information Form includes Californian construction aggregates market and California industry data that has been obtained from third party sources, including industry publications, as well as industry data prepared by management on the basis of its knowledge of and experience in these markets. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although believed to be reliable, none of management of the Company or the Company has independently verified any of the data from third party sources.

## GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Annual Information Form:

| Term | Definition |
|---|---|
| **Absorption tests** | Measure the porosity of an aggregate and its ability to absorb water |
| **Aggregates** | A crushed and graded mineral product used principally for construction purpose |
| **Borehole** | A drill hole |
| **Bulk Density tests** | A measure of the weight of aggregate contained in a certain volume |
| **claims or quarrying claims** | The right to explore a property for mineralization, and, if warranted, to develop the property and exploit the minerals |
| **Cretaceous** | Sub-division of the Mesozoic Era and refers to a geological period that began approximately 144 million years ago and ended approximately 65 millions years ago |
| **Deposits** | This is a descriptive term used to characterize an accumulation of a given material above background level, such as sand, gravel, or more commonly metals |
| **fault or faulting** | A fracture in the earth's crust accompanied by a displacement of one side of the fracture with respect to the other and in a direction parallel to the fracture |
| **feasibility study** | A comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production |
| **ha** | Hectare |
| **indicated mineral resource** | That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed |
| **inferred mineral resource** | That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes |
| **kg** | Kilogram |
| **km** | Kilometre |
| **Los Angeles Abrasion tests** | A measure of an aggregate's resistance to wear through abrasion or mechanical |
| **measured mineral resource** | that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. |

| Term | Definition |
|---|---|
| **mineral reserve** | The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on quarrying, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub — divided in order of increasing confidence into probable mineral reserves and proven mineral reserves |
| **mineral resource** | A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge |
| **mineralization** | Accumulation above background of a specific the presence of minerals in a specific area or geological formation |
| **MT** | Metric Tonne – 2,205 lbs – unit of weight used in Canada |
| **Mtpy or Mt/a** | Metric tonnes per year |
| **NI 43-101** | National Instrument 43-101 entitled "Standards of Disclosure for Mineral Projects" issued by the Canadian Securities Administrators |
| **Point Load Strength Index Test** | A measure of the unconfined mechanical strength of a rock |
| **Pleistocene-age** | Sub-division of the Quaternary Era which refers to a geological period of the Earth's history that began approximately 1.8 million years ago and ended approximately 11,000 years ago |
| **probable mineral reserve** | the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on quarrying, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified |
| **proven mineral reserve** | the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on quarrying, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified |
| **Qualified Person** | Is an individual as such term is defined in NI 43-101 |
| **ST** | Short ton – 2,000 lbs – the unit of weight used in the US |
| **Stratabound** | Character of a geological feature that is said to be confined between two stratigraphic beds or layers |
| **Stratiform** | Character of a geological feature that is said to be concordant or sub-parallel to the stratigraphic layers |
| **Stratigraphically** | Adjective from stratigraphic which characterize the successive layering of rocks. Sub-units – sub-division of a rock unit |
| **Sulphate Soundness tests** | A measure of the durability of an aggregate and its ability to withstand freeze/thaw cycles |
| **Tertiary** | sub-division of the Earth's history that started approximately 65 million years ago and ended approximately 2 million years ago |
| **trend** | The directional line of a rock bed or formation |

## POLARIS MINERALS CORPORATION

## CORPORATE STRUCTURE

**Name and Incorporation**

Polaris Minerals Corporation. ("we", the "Company" or "Polaris") was incorporated on May 14, 1999, under the *Company Act* (British Columbia) and has been transitioned under, and continues to be subject to, the *Business Corporations Act* (British Columbia) (the "BCBCA"). The Company's head office is located at 999 West Hastings Street, Suite 1780, Vancouver, British Columbia, Canada V6C 2W2. The Company's registered office is located at 1075 West Georgia Street, Suite 2100, Vancouver, British Columbia, Canada V6E 3G2.

The Company's common shares ("Common Shares") are listed for trading on The Toronto Stock Exchange under the symbol "PLS".

**Company Overview**

Polaris, through its subsidiaries, is focused on the emerging trade of marine exports of construction aggregates from its coastal properties located on Vancouver Island, British Columbia, Canada to the coastal urban markets on the western seaboard of North America, particularly California.

Local production of construction aggregates in the Company's target markets is rapidly diminishing as operating quarries are depleted and new resources become more difficult to permit. Increasingly longer and more costly overland haulages to consumers to meet the supply shortfall are raising the prices of aggregate products in the target markets of San Francisco Bay, Los Angeles Basin, and San Diego. This supply gap and price escalation has created a market opportunity for producers along the west coast of British Columbia to ship high quality construction aggregates to those markets in large ocean-going bulk carriers. The Company, with its construction aggregates projects, contracted shipping, discharge, and sales arrangements, is well placed to take advantage of this opportunity.

The Company's principal construction aggregates project is the 88% owned Orca Sand & Gravel Project (the "Orca Project"), a large, high quality sand and gravel project located near Port McNeill on Vancouver Island, B.C., Canada. The Company also holds rights to construct a terminal and discharge facility in the Port of Richmond, San Francisco Bay (the "Richmond Terminal"). In addition, the Company owns 70% of the Eagle Rock Quarry Project (the "Eagle Rock Quarry"), a large, quality granite resource located near Port Alberni on Vancouver Island, B.C., Canada.

The Orca Project hosts three large, high quality, sand and gravel deposits, namely the East Cluxewe, the Bear Creek, and the West Cluxewe Deposits. The Company plans to initially develop the East Cluxewe Deposit, together with the associated process plant and ship loader (the "Orca Quarry") in 2006, which is intended to commence operations in 2007. The environmental assessment certificate, mine permit, and federal approvals for the Orca Quarry have been received. The Company has executed a long-term *profit a prendre* over the Orca Quarry and West Cluxewe deposit and has the exclusive right to complete a profit a prendre over the Bear Creek deposit. In the longer term, subject to further studies and permitting, the Company plans to exploit the adjacent Bear Creek and West Cluxewe Deposits and ship those products to markets, using the process plant and ship loader located at the Orca Quarry site. See "Orca Sand & Gravel Project".

The Company also intends to construct a receiving and storage facility at the Richmond Terminal in 2006 to receive and distribute its Orca Quarry construction aggregates products. In addition, the Company plans to secure and permit additional port facilities in California. See "History of the Orca Project — Richmond Terminal and Other Discharge Points".

The Company has completed an independent feasibility study that confirmed the viability of the development and operation of the Orca Quarry and the Richmond Terminal. In January 2006, the Company closed its initial public offering ("IPO") and listing of its common shares on the Toronto Stock Exchange, and raised gross proceeds of approximately $80 million. The Company also concurrently arranged a debt facility for up to US$47 million, which the Company subsequently elected to reduce to US$31 million. Shortly thereafter, the Company made the decision

to construct the Orca Quarry and the Richmond Terminal. Construction is expected to be completed within approximately twelve months of the construction decision date, and the first shipment of construction aggregates is expected in the first quarter of 2007.

An environmental assessment certificate and mine permit for the Eagle Rock Quarry have been received. The Company believes the demand for crushed granite products in the markets accessible to the Company does not justify the development of the Eagle Rock Quarry at the time. The Company believes that demand for those products may develop in time and the Company may re-evaluate the development of the Eagle Rock Quarry and establish the corresponding shipping discharge and sales arrangements.

As of the date of this Annual Information Form, the Company had eight employees.

**Intercorporate Relationships**

The following chart illustrates the Company's corporate structure, including all subsidiaries, jurisdictions of incorporation, and the percentage of voting securities held in the subsidiaries.


Polaris Minerals Corporation
British Columbia, Canada
100%
100%
100%
Hupacasath, Ucluelet and Tseshaht (in trust) First Nations (as to 10% each)
Quality Rock Holdings Ltd.
British Columbia, Canada
Polaris Aggregates Inc.
Nevada, USA
Quality Sand & Gravel Ltd.
British Columbia, Canada
Namgis First Nation
30%(1)
70%
100%
88%
12%(1)
Eagle Rock Materials Ltd.
British Columbia, Canada
5329 Investments Ltd.
British Columbia, Canada
Orca Sand & Gravel Ltd.
British Columbia, Canada
100%
88%
Nominal as General Partner
12%
Eagle Rock Aggregates, Inc.
Delaware, USA
Orca Sand & Gravel Limited Partnership
British Columbia, Canada

(1) This interest is held indirectly through wholly owned subsidiaries of the Company's First Nation Partners.

**Financings**

*IPO*

Pursuant to an agency agreement dated December 21, 2005, (the "Agency Agreement"), with GMP Securities L.P., Canaccord Capital Corporation, Dundee Securities Corporation, Orion Securities Inc., TD Securities Inc., and Wellington West Capital Markets Inc. (the "Agents"), we completed our initial public offering ("IPO") on January 10, 2006. In connection with the IPO, we issued an aggregate of 15,628,185 Common Shares at a price of $4.80 per share for aggregate gross proceeds of $75,015,288, which included the issuance of 2,086,185 Common Shares at the price of $4.80 per share upon the exercise of an agents' option. The Agents received a fee of $0.288 per Common Share sold pursuant to the IPO.

The Company also granted the Agents an over-allotment option (the "Over-Allotment Option"), exercisable for a period of 30 days from the date of the closing of the IPO upon 48 hours prior written notice to the Company, to purchase up to an additional 1,875,000 Common Shares. The Agents elected to purchase an additional 1,000,000 Common Shares at $4.80 per share pursuant to the Over-Allotment Option for additional gross proceeds to the Company of $4,800,000. The exercise of the Over-Allotment Option closed on February 2, 2006.

Also in connection with the filing of the Company's final long-form prospectus for its IPO, the Company issued an aggregate of 2,750,000 Common Shares upon the deemed exercise of 2,500,000 previously issued special warrants (discussed below). Each special warrant was automatically converted into 1.1 Common Shares per special warrant.

*Special Warrant Private Placement*

The Company issued an aggregate of 2,500,000 special warrants (the "Special Warrants") pursuant to an agency agreement between GMP and the Company dated February 27, 2004 (the "2004 Agency Agreement"). The Special Warrants were issued in reliance upon exemptions from the registration and prospectus requirements of applicable securities legislation. The Special Warrants were sold to investors at a price of $4.00 per Special Warrant for aggregate gross proceeds to the Company of $10,000,000. The proceeds from the Special Warrant Offering were principally used by the Company for the evaluation and permitting of the Eagle Rock Quarry and Orca Quarry, and for working capital purposes.

In connection with the Special Warrant Offering, GMP received 250,000 broker warrants (the "Broker Warrants") entitling GMP to purchase 1.1 Common Shares per Broker Warrant at a price of $5.00 per Common Share until February 27, 2006. GMP did not exercise the Broker Warrants and those Warrants have expired.

*Debt Financing*

For the purposes of funding, indirectly, the development and operation of the Orca Quarry and the shipping, delivery and sale of products therefrom (see "Orca Sand & Gravel Project"), the Company entered into a credit agreement dated November 30, 2005,, and amended on January 9, 2006 (the "Credit Agreement") with Ingalls & Snyder Value Partners, L.P., as senior lender and administrative agent, Ingalls & Snyder LLC as collateral agent and a group of accredited investors arranged by Ingalls & Snyder, LLC (each a "Purchaser"), pursuant to which the Purchasers agreed to extend credit in the form of two term loans evidenced by a specified amount of secured notes (the "Notes") to be issued to each Purchaser, in an aggregate principal amount of up to US$47 million (the "Debt Financing").

Under the Credit Agreement, the Notes are to be comprised of US$21 million principal amount of Notes issued under Tranche A (the "Tranche A Notes") and up to US$26 million principal of Notes to be issued under Tranche B (the "Tranche B Notes"), with each Tranche to mature on January 12, 2012. The amounts to be drawn under the Notes (the "Draw Down Amount"), shall be at the Company's sole discretion. The Notes may be drawn in increments of US$5 million at any time up to December 31, 2006, and the Tranche A Notes must be drawn before any Tranche B Notes, subject to a limit of four draws under Tranche A and five draws under Tranche B.

In accordance with the terms of the Credit Agreement, the Company has elected to permanently reduce the Draw Down Amount available under its Tranche B loan facility to US$10 million. This reduction by US$16 million also reduced the Tranche B loan fee from 3,000,000 Warrants to 1,153,846 Warrants (see "Loan Fee" below). Following this election, the total amount available to the Company under its Tranche A and Tranche B term loan facilities is US$31 million. The reduction of the loan facility was principally due to the success of the Company's IPO. In addition, the Company expects to secure capital cost savings through a potential redesign of the planned Richmond Terminal in San Francisco.

The following is a summary of the material terms and conditions of the Notes issued to the Purchasers:

Guarantors

The Notes and all other obligations of the Company to a Purchaser and Ingalls & Snyder Value Partners, L.P., or any one or more of them will be guaranteed by certain subsidiaries of the Company, being Quality Sand & Gravel Ltd., 5329 Investments Ltd., the Orca Partnership, the Orca General Partner, Polaris Aggregates, Inc., and Quality Rock Holdings Ltd. (together, the "Guarantors").

Interest

Interest on the Notes will be at an annual rate, accrues from the date of each draw, and will be payable semi-annually on June 30 and December 31 of each year (each an "Interest Payment Date"), commencing on the first of

such dates to occur after the initial draw down. The Tranche A Notes will bear interest at 10% during 2006, 12.5% during 2007, 15% during 2008, 17.5% during 2009 and 20% during 2010 and 2011. The Tranche B Notes will bear interest at 15% during 2006, 17.5% during 2007, 20% during 2008, 22.5% during 2009, and 25% during 2010 and 2011.

Security

The Tranche A Notes and Tranche B Notes will be secured by a lien against all present and future assets of the Company and the Guarantors, including mortgages, assignments (including a registerable mortgage and assignment of the profit a prendre relating to the Orca Quarry, which is to be held in escrow).

All shares, units and securities (debt and equity) in the capital of each of the Guarantors (other than the Company) owned by the Company were pledged for the benefit of the holders of the Notes.

The Company may borrow up to US$10 million of additional funds and grant a first charge to a senior lender, provided that the amount of the Notes plus the amount of all debt that ranks senior to or parri passu with the Notes must not exceed US$52 million.

Loan Fee

In respect of the Tranche A Notes, the Company, at its sole one-time election, not less than 30 days after the first shipment of construction aggregates products from the Orca Quarry, will either: (i) release to the Purchaser for no additional consideration one million share purchase warrants ("Warrants"); or (ii) grant the Purchaser a royalty fee of US$0.21 per short ton on 88% of the shipments of construction aggregates products from the East Cluxewe deposit of the Orca Quarry. Provided, however, that the obligation to pay loan fees in the form of Warrants will terminate: (i) in connection with both Tranche A and Tranche B, on November 30, 2010 if the Company has failed to deliver notice of the first sale in California of a shipment of construction aggregates from the Orca Quarry; or (ii) in connection with Tranche B, in the event that the Company provides notice of termination of the loan commitment for Tranche B. The Warrants were issued on the closing of the Debt Financing, and will be held in trust interest, pursuant to a trust agreement with Computershare Investor Services Inc, pending exercise of the Company's option described above.

Each Warrant will allow the holder to purchase one Common Share in the capital of the Company at a price of $4.80 per Common Share. The Warrants will have a term of five years from November 30, 2005.

With respect to the Tranche B Notes, the Company, at its sole one-time election, not less than 30 days after the first shipment of construction aggregates products from the East Cluxewe deposit of the Orca Quarry, will either: (i) issue to the Purchaser for no additional consideration three million Warrants, provided however that the number of such Warrants will be reduced proportionately to any reduction in the Tranche B loan commitment that is requested by the Company on or before January 1, 2006; or (ii) grant the Purchaser a royalty fee of US$0.03 per short ton on 88% of the shipments of construction aggregates products from the East Cluxewe deposit of the Orca Quarry for each US$1 million of the Tranche B loan commitment elected by the Company on or before December 31, 2005.

Pursuant to the Company's election to permanently reduce the Draw Down Amount available under its Tranche B loan facility to US$10 million, the number of Tranche B Warrants will be reduced from 3,000,000 Warrants to 1,153,846 Warrants.

If triggered, the royalty fee will continue to apply to 88% of the shipments of construction aggregates products from the Orca Quarry for the life of the Orca Quarry. The Warrants will include standard adjustment provisions relating to share splits, consolidation and corporate reorganisations.

Prepayment

The term loans may be prepaid at any time by the Company on at least 30 days' notice, in whole or in part, together with payment of accrued and unpaid interest to the date of prepayment, in amounts of not less than US$0.5 million.

Change in Control

The Company must offer to repurchase the outstanding Notes at a redemption price equal to 101% of the principal amount if there is a change of control as a result of: (i) the acquisition by a person (or persons acting in concert) of control or direction of over 50% of the combined voting power of the outstanding shares of the Company; or (ii) there is a sale of all or substantially all of the Company's assets, directly or indirectly through one or more transactions whether or not concurrent; or (iii) a majority of the seats (other than vacant seats) on the board of directors of the Company shall at any time be occupied by persons who were not directors of the Company within the immediately preceding 18 calendar months. The Company must also apply 100% of the net proceeds received from asset sales in excess of US$350,000 to prepay outstanding Notes.

Representations, Warranties and Covenants

The definitive documentation relating to the Notes will include customary representations, warranties and covenants of the parties for transactions of this nature, including, affirmative covenants by the Company relating to legal existence, business and properties, compliance with agreements, covenants relating to continuous disclosure obligations, maintenance of insurance, notice of any changes regarding the Company, the Guarantors or the collateral as necessary to permit the Purchaser to maintain perfection of its security interest, notice of litigation which could have a material adverse effect, notice of any labour dispute or other work stoppage, notice of default or breach of environmental law, access to the properties and employees of the Company, payment of taxes and claims, and compliance with environmental laws. In addition, negative covenants customary for a secured financing of this nature including, among others, restrictions or limitations on liens and indebtedness, sale-leaseback transactions, investments and loans, reorganizations and amalgamations and distributions and capital reductions, transactions with related parties, disposition of assets, change in business; and other rights.

Withholding Taxes

There will be a gross-up payment by the Company to the Purchaser if the Company is required to withhold any amount of any payment under or in respect to the Notes on account of Canadian taxes.

Advisory Fee, Fees and Expenses

The Company will pay GMP an advisory fee equal to 1.5% of the amounts drawn down under the Debt Financing.

## NARRATIVE DESCRIPTION OF THE BUSINESS

### Industry Overview

*Construction Aggregates*

Construction aggregates are sourced from either natural sand and gravel deposits or from limestone, granite, or volcanic rock. Natural sand and gravel aggregates are typically used for the manufacture of concrete whereas crushed rock is used for asphalt, road construction, railroad ballast and high-strength concrete applications. The choice of aggregates used is influenced by the location of the naturally occurring minerals and the cost of transportation. Construction aggregates production involves a simple process of surface mining, some crushing, sizing and washing. No chemicals are used in the processing of aggregates.

*Uses of Construction Aggregates*

All forms of concrete and asphalt are comprised mainly of aggregates — approximately 85% and 90% by weight, respectively. They are used to build roads, bridges, buildings, pipes, sidewalks and other components of our urban infrastructure. Aggregates are also used in their natural state for a wide range of other applications: rock armour for coastal and river erosion protection, crushed rock and sand in road foundations, and sand in mortars, stucco, and golf course bunkers. Their predominance in the composition of concrete and asphalt, and their wide range of applications, make construction aggregates a fundamental element of urban development and transportation.

In areas where natural sand and gravel is in limited supply, the construction industry has adapted to using crushed rock products in concrete mixes, including manufactured sand made from rock fines. Following certain adjustments to mix designs and equipment, these crushed rock products perform comparably to natural sand and gravel construction aggregates. Nonetheless, the industry retains preference for natural sand and gravel for concrete manufacture because the rounded particles produce concrete that is easier to place and finish, especially when it is pumped to a final location.

*Construction Aggregate Industry in California*

California is currently facing an increasing supply shortage of certain construction aggregates. Accordingly, the Company believes that California represents a key target market for its construction aggregate products.

Despite the relative abundance of sand and gravel resources in the past, the Company believes that California's permitted sand and gravel resource base is now declining and the proportion of crushed rock used is rising. Sand and gravel has been the dominant material in California for years and the concrete industry retains a preference for it, especially for natural concrete sand. The Orca Project has the potential to become a supplier of high quality, sand and gravel products from deposits located on deep tidewater. The Company believes that its ability to export high quality construction aggregate from its Orca Project to California offers a business opportunity to satisfy the need for these materials in the Californian market. The Eagle Rock Quarry represents a future opportunity as a source of quality crushed granite aggregates for asphalt and, in time, for concrete, if the industry adapts further to the granite products.

**Corporate Strategies and Implementation**

*Development Strategy for Aggregate Properties*

- The Company has developed several key criteria to identify potential construction aggregates properties for further evaluation. These criteria included:
- The location of the properties relative to deep navigable water.
- The location of the properties relative to environmentally sensitive areas.
- The location of the properties relative to potential labour supply, services, fresh water and infrastructure.
- The weather conditions where the properties are located.
- The location of the properties relative to the principal target markets.
- The potential size and quality of the resource.
- First Nations and local community considerations.

Based on these criteria, the Company evaluated many potential aggregate properties located on the western seaboard of North America, from Mexico to Alaska, This process has resulted in the discovery of the Eagle Rock Quarry in early 2001, and the Orca Project during the winter of 2002.

*Market and Sales Strategy for Construction Aggregates*

In 2001, the Company retained David A. Holmes, R. Geo. of Holmes Reserves LLC in Colorado, USA ("Holmes") to prepare a study of the San Francisco Bay area and the Los Angeles Basin. David Holmes is a "Qualified Person" as such term is defined under NI 43-101 and is a registered geologist in the states of California, Oregon and Washington. The study focused on the supply and demand balance in these markets, identified aggregate production sources, key consumers, and price trends. An updated assessment of market demand was prepared in 2003. In 2005, the Company requested Holmes to comprehensively update the report (the "2005 Market Report"), and expand it to include the southern California market of San Diego. The 2005 Market Report indicated that, based on the local California supply deficiency and the corresponding pressure on sales prices, the highest priority market for the

Company's products was the San Francisco Bay area, followed by the Los Angeles Basin and San Diego. Subsequent research suggested that Ventura County, north of Los Angeles, offered an attractive market for coarse aggregates. Based on these studies, the Company's initial focus has been mainly on the San Francisco Bay area. See "The Company's Target Market & Competition".

Following the construction and commissioning of the Orca Quarry and the Richmond Terminal, the Company intends to commence deliveries of sand and gravel products to the San Francisco Bay area in 2007. The Company's sales strategy has focused on the identification of potential long-term customers with the objective of securing either sales contracts or statements of intent. To date, customers' reactions to the potential of supplies from the Orca Quarry have been positive, and the Company anticipates achieving a balance between long-term contracted sales and shorter term arrangements. This approach should provide flexibility and allow the Company to participate in any future increases in the sales prices of its construction aggregates products.

On October 14, 2005, the Company entered into a 20-year aggregates supply agreement with an arms-length third party construction aggregates consumer. See "History of the Orca Project — Sales Arrangements" for further details.

*Distribution Strategy*

Port space and opportunities to develop suitable terminals in California are limited. However, the Company has secured a site on which to develop the Richmond Terminal, and it will continue to work with the Port of Redwood City, California toward procuring and permitting a second port terminal to serve markets to the south of San Francisco Bay.

In addition, the Company is in preliminary discussions with port authorities at Port Hueneme in Ventura County, and the Port of San Diego. The Company will continue to discuss possibilities for joint venturing terminal access and developments with existing building material companies and to explore the potential for increasing sales to shallow water locations through the use of barges.

*Marine Shipping Strategy*

Commencing in 2001, the Company commissioned independent shipping and port studies to establish shipping alternatives and freight costs from its properties to potential discharge sites in California. The studies confirmed the costs and viability of bulk aggregates shipping using Panamax-class self-unloading freighters. A major shipping constraint is the shallow waters of the San Francisco Bay, which limits discharge access of fully-loaded bulk carriers to most land-based discharge berths. To overcome this constraint, the Company plans to partly discharge and sell products from the fully loaded vessels to third party barges at anchorage in San Francisco Bay and then proceed to take the lightened vessel with the remaining products to the shallower ports. Although this strategy extends the voyage time and, therefore increases the total voyage cost, the Company believes that the lightering enables the Company to utilize a fully laden vessel, thus reducing the unit cost under the lightering arrangement compared to the unit cost of utilizing a lightly laden vessel to proceed directly to the shallow terminal. This strategy has also been employed by the Company's competitors. In July 2005, the Company executed a long term shipping contract with CSL International Inc. See "History of the Orca Project — Shipping Arrangements" for further details.

*Discharge Points Strategy*

Suitable port discharge sites require adequate water depth and safe access for vessel berthing, accessible and sufficient land for product storage and distribution facilities, and efficient road access for distribution to customers. The Company conducted research to locate qualifying terminal discharge points for its construction aggregates products. The Company's shipping and barging solution opens up potential port sites in San Francisco Bay, which are ideally located at the gateways to its target markets, including the Richmond Terminal. As San Francisco Bay is environmentally sensitive, in order to facilitate the environmental permitting of the facility, the Company proposed an enclosed construction aggregates terminal facility on its Port of Richmond site that will minimize noise and dust and decrease the land area required. In September 2004, the Company executed a lease for the Richmond Terminal, and in February 2006 executed a facilities use agreement for the associated berthing dock. See "History of the Orca Project — Richmond Terminal and Other Discharge Points" for further details.

**Tenure and First Nations Consultations**

*Tenure*

Land in British Columbia is either owned privately, by the Crown in the right of Canada (''Canada'') or by the Province of British Columbia (the ''Crown''). In addition, in British Columbia, minerals are generally excepted from fee simple ownership, however the Mineral Tenure Act (British Columbia) specifically excepts sand, gravel and rock or a natural substance used for construction purpose, from the definition of mineral. Accordingly, in British Columbia, the right of a surface fee simple land owner to remove sand, gravel and rock for construction purposes is a right connected to surface fee simple ownership. However, in order to prevent nuisance staking by third parties, the Company staked mineral claims over the entire Orca Project and also over the Eagle Rock Quarry. The Eagle Rock Quarry site is also secured under a Crown lease.

*First Nations Consultations*

First Nations in British Columbia have made claims of aboriginal and treaty rights (''rights'') and title to substantial portions of land and water in the Province, including areas where the Company's properties are situated, creating uncertainty as to the status of competing property rights. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors; however, such rights or title are not absolute and may be infringed by government in furtherance of a legislative objective, subject to meeting a justification test. The effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been clarified.

There is no assurance that the issues surrounding aboriginal title and rights will be resolved by the Provincial and Federal Governments in the near future.

First Nations are seeking settlement including compensation from governments with respect to these claims, and the effect of these claims cannot be estimated at this time. The Federal Government and Provincial Government have been seeking to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these claims. In 1992, the Federal Government and Provincial Government instituted a tripartite treaty negotiation process with the First Nations Summit, representing the majority of the First Nations in British Columbia. Any settlements that may result from these negotiations may involve a combination of cash, resources, grants of conditional rights to gather food on public lands, and some rights of self-government.

In late 2004, the Supreme Court of Canada ruled that there is a duty on government to consult with and, where appropriate, accommodate First Nations where government decisions may impact on claimed, but as yet unproven, aboriginal rights or title. This decision also provided clarification of the duties of consultation and accommodation. The Court found that third parties are not responsible for consultation or accommodation of aboriginal interests and that this responsibility lies with government. However, environmental and mine permits will not be granted by provincial and federal agencies unless they are satisfied that the duty to consult and accommodate has been fully met. In late 2005, the Supreme Court of Canada confirmed that similar duties exist in respect of claimed treaty rights.

As a result of the 2004 Supreme Court of Canada decision, industry does not have an obligation to consult or accommodate aboriginal interests, however, industry has a considerable interest in ensuring that Government conducts its consultation properly. The Company believes that the fostering of mutually beneficial business relationships with First Nations will facilitate these consultations and accommodation processes.

The Company works with the First Nations in connection with the development of its projects. The First Nations asserting rights and title over the Company's proposed project lands were offered participating interests in the projects. Thereafter, the First Nations worked closely with the Company during the environmental assessment process and planning in addressing ecological, cultural, and socio-economic interests. This co-operative and consultative process has resulted in the issuance of environmental permits by the provincial and federal agencies, and this process has also provided the surface rights owners of private project lands with assurances that the First Nations are in agreement with the arrangements that have been put in place in connection with those privately-held lands. See ''History of the Orca Project — Ownership'' and ''History of the Eagle Rock Quarry''.

**History of the Orca Project**

*Ownership*

The lands that comprise the Orca Project are fee simple, private lands owned by Western Forest Products Inc. (''WFP'') over which the Orca Partnership has entered into a *profit a prendre* to gain access to, and obtain rights to, the rock, stone and sand located thereon. These lands also lie within the asserted traditional territories of the Kwakiutl Band (the ''Kwakiutl'') and the Namgis First Nation (the ''Namgis''). The East Cluxewe Deposit and Bear Creek Deposit lie within territories claimed by the Kwakiutl and the Namgis, whereas the West Cluxewe Deposit is located in traditional territory asserted exclusively by the Kwakiutl.

The rights to the East Cluxewe Deposit and the Bear Creek Deposit are held by the Orca Sand & Gravel Limited Partnership (the ''Orca Partnership'') pursuant to a limited partnership agreement (the ''Partnership Agreement'') dated March 1, 2005, and amended and restated April 1, 2005, among the Namgis (as to 12%) and the Company (as to 88%), both as limited partners, and Orca Sand & Gravel Ltd., as the general partner of the Orca Partnership (the ''Orca General Partner''). See ''Corporate Structure''.

The Orca Partnership has entered into an impact and benefits agreement dated April 1, 2005, with the Namgis, which grants certain preferential opportunities to the Namgis for business development, employment, and training within its community. Contributions based on volumes of construction aggregates sold by the Orca Partnership will be made by the Orca Partnership to foundations that will benefit communities located within the asserted traditional territories of the Namgis and Kwakiutl. In the event that treaties are settled over the Orca Project area granting the Namgis the authority to impose taxes or royalties over the Orca Project, the Namgis will not impose a tenure or tax regime, for a period of 20 years from the date of such treaties, which is less favourable than the tenure and tax regime that would have governed had the treaties not been settled. In December 2031, the Namgis will have a one-time right to increase their ownership in the Orca Partnership by up to 50%, by purchasing Orca Partnership units from the Company for cash at fair market value.

The Orca Partnership has also entered into an impact and benefits agreement dated March 9, 2005, with the Kwakiutl. This agreement applies only to the Orca Quarry development and operations. It provides the Kwakiutl with a gross royalty based on volumes of construction aggregates sold from the East Cluxewe Deposit. This royalty rate increases over four years and commencing in the fifth year, will be adjusted annually with reference to a price index.

Also certain preferential opportunities have been granted to the Kwakiutl for business development, employment, and training within its community. In the event that treaties are settled granting the Kwakiutl jurisdiction over the Orca Project site, the Kwakiutl will not impose a tenure or tax regime, for a period of 20 years from the date of such treaties, which is less favourable than the tenure and tax regime that would have governed had the treaties not been settled.

On November 7, 2005, the Komoyue Heritage Society and Rita Hunt, purportedly on behalf of the Queackar-Komoyue Nation (collectively the ''Komoyue Petitioners'') filed a petition (the ''Komoyue Petition'') in the Supreme Court of British Columbia seeking to quash Environmental Assessment Certificate M05-01 issued in respect of the Orca Quarry (see ''Environmental Permitting'' below). See ''Legal Proceedings'' and ''Risk Factors''.

*Namgis Funding*

In April 2005, the Company and Namgis entered into a loan agreement whereby, at the request of the Namgis, the Company will make advances to the Namgis to enable them to meet their required equity contributions to the Orca Partnership. Advances made prior to a construction decision on the Orca Quarry will bear interest at the prime rate determined by a major Canadian bank, plus a small margin. Advances made by the Company to Namgis after a construction decision will bear substantially higher interest rates. The Company's sole recourse for repayment of the advances under the terms of this loan agreement is to the distributions receivable by the Namgis from the Orca Partnership. Advances made by the Company to the Namgis after a construction decision are repayable solely from those distributions and cannot be prepaid. As at December 31, 2005, the Company had advanced $589,000 to the Namgis.

*Tenure*

The Orca General Partner, on behalf of the Orca Partnership, has executed a *profit a prendre* with Western Forest Products Inc. (''WFP'') over its freehold land lying to the south and west of Port McNeill, which includes the East Cluxewe and West Cluxewe Deposits. The profit a prendre has been registered against title to the subject lands.

A *profit a prendre* is a right granted to a holder, either in perpetuity or for a limited term, authorizing the holder to enter the land of the grantor and to sever, take away and convert to the holder's own use a product of the land. The holder does not obtain any right or interest in the subject product until it is severed from the land. A profit a prendre also usually includes compensation payable to the grantor, a right of entry to the holder, and the right of the holder to use such surface land as is necessary and convenient to exercise the rights of access and removal.

In the case of the *profit a prendre* in respect of the East and West Cluxewe Deposits, the designated product is rock, stone and sand, and it provides the Orca Partnership with the right to access the deposits and remove rock, stone and sand therefrom. The term of the *profit a prendre* in respect of the East and West Cluxewe Deposits is for 10 years commencing March 1, 2005, with four separate consecutive options to extend the term for further periods of 10 years each for a total of 50 years. This *profit a prendre* includes a right of entry and use of the necessary area of the surface land.

The *Land Title Act* (British Columbia) requires that an interest in land may not be registered against a parcel of land that is not legally described. The parcel of land over which the *profit a prendre* applies is comprised of portions of more than one legally described parcel. Accordingly, it is necessary for an explanatory plan creating a legal description of the land charged by the *profit a prendre* to be registered in the Land Title Office prior to the registration of the *profit a prendre*. Registration of the explanatory plan and the *profit a prendre* has been completed to provide security of tenure to the Orca Partnership vis a vis bona fide third parties.

The East Cluxewe Deposit is subject to royalties payable by the Orca Partnership to WFP, the Kwakiutl and certain other local communities aggregating $1.06 per tonne of construction aggregates sold.

In March 2004, the Company entered into an exploration agreement with Weyerhaeuser Company Limited, now Island Timberlands Limited Partnership (''Timberlands''), the owner of the fee simple land hosting the Bear Creek Deposit. The two-year exploration agreement gave the Company the exclusive right to undertake exploration programs and negotiate a long-term gravel extraction arrangement. The Company has completed its exploration program and has earned the exclusive rights to negotiate a long-term gravel extraction arrangement by June 2006. The Company expects to complete the negotiations by the June 2006 deadline or receive a further extension.

In September 2005, the Orca Quarry site was rezoned by the Regional District of Mount Waddington from Rural to Industrial. In October 2005, the Government of British Columbia granted the Orca Partnership a two year licence of occupation over the ship loader site at the Orca Quarry. The licence of occupation, which bears a nominal annual fee, gives the Orca Partnership the right to survey the licence area and negotiate a lease with the Province within the two year period.

*Environmental Permitting*

In January 2005, the Company, on behalf of the joint venture with the Namgis, filed applications for an environmental assessment certificate and mine permit for the development and exploitation of the Orca Quarry. Environmental Assessment Certificate M05-01 was received by the Orca Partnership from the province in July 2005. See ''Legal Proceedings'' and ''Risk Factors''.

In October and November 2005, the Orca Partnership received the federal environmental approvals for the Orca Quarry. Receipt of the environmental approvals confirms that the Provincial and Federal Governments are satisfied that they have met their duties to consult and accommodate the First Nations who have claims over the Orca Quarry site. Both the Kwakiutl Band and Namgis First Nations supported the Company's permit applications and they confirmed that they had been adequately consulted and accommodated by the Company, as well as the Federal and Provincial Governments, subject to the terms of their agreements with the Company.

*Shipping Arrangements*

In July 2005, the Company executed a long term shipping contract with CSL International Inc. The contract has a term of ten years and is expected to commence during the first half of 2007. This contract incorporates fixed rates per tonne of product, subject to inflation and bunker fuel adjustments, for deliveries from the proposed ship loader at the Orca Quarry to locations in San Francisco Bay. Beginning in January 2008, the rates charged under the Agreement will be adjusted for inflation. The Company expects that the contracted cargo volume will be sufficient to meet the Company's estimated shipping volumes for approximately the first six years of the Orca Project, and that a second contract or spot shipments will be required thereafter. The contract contains minimum annual volumes to be shipped. Vessels will be partially discharged into third party barges at anchorage in San Francisco Bay, prior to discharging the balance of the cargo at the ports of Richmond and other locations in San Francisco Bay. See "History of the Orca Project — Richmond Terminal and Other Discharge Points". See "Risk Factors".

*Sales Arrangements*

In October 2005, the Company, through a subsidiary, Eagle Rock Aggregates, Inc. ("Eagle Aggregates"), entered into a 20 year aggregates supply agreement ("ASA") with an arms length third party construction aggregates consumer located in the north San Francisco Bay area (the "Consumer"). The ASA may be further extended by three 5-year periods, at the option of the Consumer. The ASA has granted the Consumer the exclusive right to promote, market, resell and distribute sand and gravel within a defined territory. In return, the Company has the right to be the exclusive provider of imported sand and gravel to the Consumer within the same territory. The ASA provides for the purchase and supply of minimum annual volumes of sand and gravel from the Orca Quarry for distribution within a defined area of San Francisco Bay. The minimum annual sales of aggregates to be sold under the ASA are expected to account for approximately 55% of projected sales in the first year of operation and reduce to approximately 25% by the fourth year. Prices for the supply of sand and gravel pursuant to the ASA will be reviewed on an annual basis and adjusted to accommodate variations in the cost and changes in market prices for similar products within the San Francisco Bay area. Any adjustments based on changes to market prices will be shared by the Consumer and the Company according to an agreed formula. The ASA delivery schedules contemplate that approximately 40% of a fully laden vessel will be discharged into the Consumer's barges at anchorage, and the balance discharged and sold at the Company's Richmond Terminal and at a third party's existing land-based discharge terminal. There is no certainty that the Company will secure access to and sales from the third party terminal and, if not, it will need to seek alternative delivery and sales arrangements that may not be achieved or that may have an adverse affect on the Company's resultant operations and financial condition. See "Risk Factors".

*Richmond Terminal and Other Discharge Points*

In September 2004, the Company, through Eagle Aggregates, leased (the "Richmond Terminal Lease") land on which to construct the Richmond Terminal from Levin Enterprises, Inc. The Richmond Terminal Lease has a term of 20 years following the construction of the Richmond Terminal, with two 10 year extensions, exercisable at the Company's option. The Richmond Terminal Lease has an annual base rent and a throughput royalty that is based on the volume of material passing through the facility. The annual rent and royalty rates will be adjusted annually for cost inflation. The rent and royalty rates during the option periods will be negotiated based on market conditions prevailing at the extension dates. In May 2004, the City of Richmond approved the Company's application for the construction and operation of the Richmond Terminal and, in February 2005, the final environmental permit for the facility was granted by the San Francisco Bay Conservation and Development Commission.

In February 2006, Eagle Aggregates entered into a facilities use agreement with Pacific Atlantic Energy Inc. The proposed agreement will permit the Company to berth its vessels at Pacific Atlantic Energy Inc.'s wharf and discharge and convey construction aggregates from the wharf to the nearby Richmond Terminal.

A non-binding letter of interest has been received from the Port of Redwood City to negotiate for an aggregates discharge terminal site and the terms of the corresponding long-term lease. Geotechnical and environmental studies have been carried out and, in the event that the negotiations are successful, the Company will apply for an environmental permit for the facility.

In southern California, the Company has entered into preliminary discussions with the Port of San Diego and the Port of Hueneme in Ventura County with a view to identifying potential terminal sites and conducting initial technical and environmental evaluations. Both port authorities have expressed an initial interest in working with the Company to establish marine aggregates receiving, storage and distribution terminals, but no terms have been agreed upon.

*Financing and Management of the Company's United States Operations*

The Eagle Rock Shareholders Agreement, which was entered into in 2002, (see the discussion below under the heading "History of the Eagle Rock Quarry"), does not contemplate the construction or use of the Richmond Terminal or other terminals by third parties (including the Orca Partnership) prior to the construction of the Eagle Rock Quarry. Currently, the Company does not intend to pursue development of the Eagle Rock Quarry. In addition, the Eagle Rock Shareholders Agreement does not contemplate the marketing, shipment and sale of construction aggregates from other projects prior to the commencement of operations at the Eagle Rock Quarry. Accordingly, Eagle Aggregates holds the Richmond Terminal Lease, and the corresponding easement and facilities use agreements, and the Company's other potential ports interests. It also holds the marketing interests of the Company, including the ASA (the aggregates supply agreement described above), and it is expected that it will continue to manage the Company's operations in the United States, including the shipment and sale of construction aggregates from the Orca Quarry.

The parties to the Eagle Rock Shareholders Agreement, each being subsidiaries of the Company, and the Hupacasath and Ucluelet First Nations, are negotiating the terms and conditions of an arrangement for Eagle Aggregates for the financing, construction, and operation of the Richmond Terminal, and the purchase, shipping, distribution and sales of construction aggregates from the Orca Partnership. There is no assurance that an agreement will be reached on terms satisfactory to the Company, if at all. The failure to enter into such agreement would have a material adverse effect on the Company. See "Risk Factors" and "Orca Sand & Gravel Project — Economic Analysis" and "History of the Orca Project — Richmond Terminal and Other Discharge Points" for further details regarding the Richmond Terminal.

*Construction and Development*

In January 2006, the Company completed the necessary financing for the construction of the Orca Quarry and Richmond Terminal, and made the decision to commence construction.

**History of the Eagle Rock Quarry**

The Eagle Rock Quarry comprises a large granite deposit located on deep tidewater south of Port Alberni on Vancouver Island, British Columbia. It is located on land held by the Crown within the asserted traditional territories of the Hupacasath, Tseshaht, and Ucluelet First Nations.

In the fall of 2001, the Company entered into cooperation agreements with each of the Hupacasath and Ucluelet First Nations and, in July 2002, the three parties entered into an unincorporated joint venture. In October 2002, the Company, and the Hupacasath and Ucluelet First Nations formed Eagle Rock Materials Ltd. ("Eagle Rock"), which holds all the interests in the Eagle Rock Quarry. In 2001, the Company also invited the Tseshaht to participate in the Eagle Rock Quarry, but was unable to reach an agreement with them on the terms of a potential participation. The Company has kept its invitation open as it wishes the Tseshaht community to share in the socio-economic benefits of the project. Accordingly, the Company owns 70% of Eagle Rock, the Hupacasath and Ucluelet each indirectly own 10% and the remaining 10% is held in trust for the Tseshaht pursuant to the shareholders agreement described below. The Hupacasath and Ucluelet assert shared aboriginal rights to the Eagle Rock Quarry site, while the Tseshaht assert exclusive aboriginal rights and title to the Eagle Rock Quarry site. The Company has adopted a neutral position in this dispute, and elected to treat all three communities equally. While the Company has left the resolution of the dispute to the First Nations and the Provincial and Federal Governments, with whom the legal duty to consult and accommodate lies, the Company will continue to seek the Tseshaht's participation in the socio-economic benefits of the project and will be prepared to assist with the governments' consultation duties, if required.

In October 2002, Polaris, through a subsidiary Quality Rock Holdings Ltd., and subsidiaries of the Hupacasath and the Ucluelet executed a shareholders agreement (the "Eagle Rock Shareholders Agreement") governing the affairs

of Eagle Rock. Also, Eagle Rock, the Hupacasath and the Ucluelet entered into an impacts and benefits agreement. These agreements provide that Eagle Rock will seek to arrange the preparation of a feasibility study of the Eagle Rock Quarry. The Hupacasath and the Ucluelet have the right to each acquire 5% of the 10% interest held in trust for the Tseshaht if, after a certain time period after the feasibility study is approved by Eagle Rock, the Tseshaht chose not to participate in Eagle Rock. On the 25th anniversary of their equity contributions to the Eagle Rock Quarry development financing, each First Nation will have the one-time right to increase their ownership in Eagle Rock by 50%, by purchasing Eagle Rock shares from the Company for cash at fair market value.

## THE COMPANY'S TARGET MARKETS

**Overview**

The 2005 Market Report confirms that there is a growing gap between the demand for construction aggregates and the availability of local supplies in the urban coastal centres of California. This has led to increasingly higher sales prices as supplies are delivered into the markets from more remote areas by truck, rail or marine bulk carriers. In the future, the Company may consider supply opportunities in other urban centres on the west coast of North America, such as Seattle, Washington, and Portland, Oregon. The following information in this section is based on and in some instances has been extracted from the 2005 Market Report.

*The Construction Aggregates Industry in California*

Construction aggregates are the leading non-fuel mineral commodity produced in the United States, particularly in California. In 2003, aggregates sales were valued at US$1.6 billion, representing 46% of California's US$3.4 billion non-fuel production. California is the nation's largest state producer of construction aggregates, with a total production in 2004 amounting to 215 million metric tonnes (''MT'') (Source: U.S. Geological Survey, ''The Mineral Industry of California'' published annually), approximately equal to 237 million short tons (''ST''). Sand and gravel represented 74.9% of all aggregate used in California in 2004 which compares with only 42.8% for the United States as a whole.

For high performance structural concrete, aggregate quality is extremely important and approved sources will usually be specified by the California Department of Transportation (''Caltrans''). An example of this type of work is the new San Francisco-Oakland Bay Bridge which is being built to replace the existing bridge, heavily damaged in the 1980's by an earthquake. Concrete for this new bridge is being made from sand and gravel imported from Sechelt, British Columbia. Aggregate gradations are required to meet either Caltrans or American Society of Testing and Materials national standards, and suppliers achieve this through a combination of crushing and classification. Smaller sized coarse aggregate (e.g. pea gravel, which is minus one half inch) attracts a price premium because it is particularly valuable in complex pumping work and is in limited supply.

Recycled concrete and asphalt are used in California, but the levels are low and limited because they generally cannot be used to make concrete or asphalt aggregate. Their use in California is limited to class II asphalt base and some recycled asphalt pavement (Source: Susan L. Kohler, California Geological Survey, 2002, ''Aggregate Availability in California'').

*Supply and Demand of Construction Aggregates in California*

Although the overall demand for construction aggregates reflects economic cycles, large public works construction projects such as interstate highways, airport construction and port expansion can significantly influence regional aggregate consumption. Transportation costs of the delivery of aggregate to the consumer are also an important consideration. In non-coastal, less urbanised areas, plentiful supplies of good quality aggregate can usually be found and most quarries deliver construction aggregate within a 30 mile radius. If nearby quarries do not exist, however, transportation costs may rapidly increase, potentially exceeding the cost of production at the quarry.

In Northern California, the growing shortage of PCC (Portland Cement Concrete grade) aggregate resources, has led to higher delivered prices, as demand is being satisfied by increased volumes of materials hauled over longer distances, including increasing quantities of construction aggregate from British Columbia by sea.

In Southern California, local construction aggregate shortages are causing supply problems in Ventura and San Diego Counties, while in the Los Angeles Basin areas, traditional sand and gravel resources are rapidly being depleted.

In both Northern and Southern California, overall demand for construction aggregate is driven primarily by population growth and the consequent need for infrastructure expansion and maintenance. California is projecting steadily increasing population for the period 2000 to 2020 at a rate of 1.11% per annum compared with 0.87% for the nation as a whole (Source: U.S. Census Bureau, projections based on interim results of Census 2000).

The following table illustrates the growth in demand for sand and gravel and for crushed rock in California from 1994 to 2004 (Source: U.S. Geological Survey, "The Mineral Industry of California", published annually.):

| | 1994 | 2004 | Compound Growth |
|---|---|---|---|
| Sand and Gravel — Demand, 000's MT | 93,000 | 161,000 | 5.64% |
| % of Total | 69.9% | 74.9% | |
| Crushed Rock — Demand, 000's MT | 40,000 | 54,000 | 3.05% |
| % of Total | 30.1% | 25.1% | |
| **TOTAL DEMAND 000'S MT** | 133,000 | 215,000 | 4.92% |

Based on the 2005 Market Report, the following table illustrates the projected market demand and indigenous supply of construction aggregates from 2005 to 2020, and the corresponding projected local production deficits in the San Francisco Bay, Los Angeles basin and San Diego areas:

| | Unit | 2005 | 2010 | 2015 | 2020 |
|---|---|---|---|---|---|
| **San Francisco Bay** | | | | | |
| Demand | mST | 39.3 | 42.3 | 44.3 | 47.0 |
| Indigenous supply | mST | 30.2 | 29.7 | 26.2 | 24.8 |
| Local production deficit | mST | (9.1) | (12.6) | (18.1) | (22.2) |
| **Los Angeles Basin** | | | | | |
| Demand | mST | 80.4 | 84.0 | 86.9 | 93.4 |
| Indigenous supply | mST | 79.5 | 62.7 | 60.6 | 48.1 |
| Local production deficit | mST | (0.9) | (21.3) | (26.3) | (45.3) |
| **San Diego** | | | | | |
| Demand | mST | 22.2 | 23.8 | 25.2 | 26.8 |
| Indigenous supply | mST | 19.2 | 17.2 | 10.2 | 6.6 |
| Local production deficit | mST | (3.0) | (6.6) | (15.0) | (20.2) |
| **Combined markets** | | | | | |
| Demand | mST | 141.9 | 150.1 | 156.4 | 167.2 |
| Indigenous supply | mST | 128.9 | 109.6 | 97.0 | 79.5 |
| Local production deficit | mST | (13.0) | (40.5) | (59.4) | (87.7) |

## Pricing of Construction Aggregates in California

The delivered price of construction aggregate in California has been rising over recent years, reflecting growing shortages of local production and higher transportation costs. The Company expects that this trend will continue in the future and could accelerate after 2010, as increasing quantities of long-hauled aggregate meet shortfalls in traditional supply capabilities. Assessed average prices within the defined market areas for 2001 and 2005 are shown in the following table.

| Location | Material | 2001 | 2005 | Compound Annual Growth for 2001-2005 |
|---|---|---|---|---|
| | | Ex. Quarry Prices | | |
| San Francisco | Concrete sand | 10.50 | 12.50 | 4.46% |
| (East Bay) | Coarse aggregate | 9.50 | 11.50 | 4.89% |
| San Francisco | Concrete sand | 13.00 | 14.25 | 2.32% |
| (North Bay) | Coarse aggregate | 11.00 | 13.50 | 5.25% |
| Los Angeles Basin | Concrete sand | 9.00 | 13.00 | 9.63% |
| (Irwindale) | Coarse aggregate | 8.00 | 12.00 | 10.67% |
| Southern California | Concrete sand | 11.00 | 15.50 | 8.95% |
| (San Diego County) | Coarse aggregate | 10.50 | 13.50 | 6.48% |

Prices were obtained by Holmes for locations representative of the market areas being targeted and for the specific materials to be produced by the Orca Project. Published statistics are not representative of the range of the foregoing products or of the foregoing target markets. The Orca Project is expected to produce only sand and gravel for use in concrete manufacture and within specific coastal market areas.

Ex. Quarry Prices are the prices realized by the land based quarry operator at the point of loading products into trucks for road delivery to customers. They also correspond to the prices of products loaded into trucks at a rail or port terminal. Accordingly, the customer makes his purchase decision on the basis of the delivered cost to his site, including all transportation costs. As increasing quantities of aggregates are trucked over longer distances, the delivered cost to the customer will increase and the opportunity for imported products will grow.

**Target Market Summary**

The Company believes that the increasing deficit between the supply and demand for construction aggregate in the defined California markets represents an increasing opportunity for marine imported aggregates of the type expected to be produced at the Orca Project. The Company believes that British Columbia is a prime source for such materials because suitable deposits, capable of being permitted, are known to exist there, whereas Mexico and Alaska are restricted by various factors including: poor geology; environmental restriction on mining, lack of water for processing; lack of infrastructure; difficult weather conditions and legislative considerations.

Bulk transportation of construction aggregates in large self discharge marine vessels has certain advantages over road haulage including a lower impact on costs attributable to rising fuel prices.

## COMPETITIVE CONDITIONS

**Overview**

The construction aggregates industry is characterized by the delivery of large volumes of materials which have a relatively low intrinsic value and for which the cost of transportation frequently represents half, or more than half, of the final cost to the purchaser. Accordingly, transportation, handling and distribution costs and considerations play a major role in assessing the viability of a new quarry.

Although the markets for aggregates are generally regarded as being relatively local to the sources of production, this is not always the case. Road deliveries dominate the distribution of aggregates overall and in many locations there are simply no alternatives. However, viable alternatives do exist in situations where the infrastructure is in place to accommodate such movements, specifically the existence of ports, or railroads, conveniently located within the markets to be served. In these situations the aggregate source must also be either situated on navigable deep waters or adjacent to an appropriate rail line. When these alternatives for distribution are available the physical location of the aggregate source has less significance. Both shipping and rail offer much lower haulage costs on a per ton-mile basis than trucks, with large self-discharge ships offering the lowest costs of all.

**New Quarries**

There are a number of competitive barriers to developing new resources into active quarries. Particularly prevalent today are the issues of environmental protection; the acceptability of the development to local communities; and the impacts from product shipments especially when using local road networks. In addition, issues of resource quality and quantity; climate; and the availability of water, labour, infrastructure, and power, may also influence whether or not a proposed operation is capable of being developed and economically viable. The costs of identifying and securing the resource, obtaining permits, and the required capital for development, are substantial and success usually takes many years. The combination of these factors, and the scarcity of the opportunities for such developments, means that the barriers to entry are high and the costs are tens of millions of dollars. There is no certainty of success.

**Competitive Modes of Transport**

The rapid depletion of existing construction aggregate quarries in California demands significant ongoing investment by the quarrying industry in geological evaluation, permitting, and quarry development if the industry is to maintain current levels of indigenous production let alone meet the burgeoning demand created by continuing population growth.

There are three modes of long-hauled transportation for aggregate: road, rail, or sea. The viability of each transport system is determined by a number of factors, including the location of the resource, the availability of adequate road or rail systems, and the proximity of deep navigable waters.

In the case of rail and sea movements, receiving terminals are required, either within or near to the market area, to serve as the distribution points to the customers. These terminals must also have access to a good road system for final delivery.

It follows, therefore, that transportation decisions are site specific. Basic factors which influence decision making are:

Road — The cost per ton-mile of road transportation for construction aggregate is significantly higher than by rail or sea. As the cost of diesel fuel increases, road transport becomes less competitive on a ton-mile basis. As the highways become ever more congested this also increases the cost per ton-mile for road distribution as the rates are effectively driven by the time taken to complete a delivery which in turn is a combination of distance and speed. The effect of these logistics is to establish a zone around each source of supply within which that source is more competitive than alternatives. Generally, a supplier that locates near its customer base can expect to enjoy a competitive advantage over a more remote supplier.

Rail — The movement of construction aggregate by rail in the United States is well established in many regions, particularly the east coast and south eastern regions. The Company believes that the recent boom in container imports, particularly from Asia, and the increasing demand for coal exports, has largely absorbed existing rolling stock and line capacity. The large container ports on the west coast, Oakland, Long Beach and Los Angeles, make extensive use of the rail system for distribution.

United States rail companies have closed many tracks and consolidated operations and the Company believes that their ability to respond to the increasing interest of the aggregate industry, especially in California, may well be severely constrained by physical limitations. Rail policies that favour passenger traffic rather than freight and restrictions on hours for freight traffic may negatively effect the transport of aggregates by rail.

Rail operators have, in many instances, removed track in rural areas, and gaining access from a new resource to a rail service and permitting land within the major market areas for a rail receiving terminal development is very difficult. The cost of transporting aggregate by unit trains may depend on whether or not the rail cars have to be switched between one rail operator and another. Switching costs can add significantly to the cost of any particular movement and so a further constraint on rail development may be the desirability of finding resources and terminals connected by a single operator.

There are a relatively small number of existing rail reception depots for construction aggregates in the south San Francisco Bay area and also the greater Los Angeles area. The Company believes that significant further growth of rail competition is unlikely.

Sea — The Company believes the seaborne importation of aggregate from coastal quarries into the United States has grown significantly during the last decade. The growing availability of large vessels offering cost-effective, long-distance bulk haulage capabilities and efficient self-discharge systems, has greatly reduced the cost per ton-mile for aggregate shipping. Logistical and environmental advantages such as proximity of ports to urban markets and to well established road access are other advantages of seaborne distribution. Quarries located in: British Columbia, Nova Scotia and New Brunswick, the Bahamas; the Yucatan Peninsula and California Baja, Mexico now supply many coastal US markets.

Ideally, when using seaborne distribution the mineral resource should be located next to suitably deep, navigable water where loading can take place directly from the quarry without the need to truck materials to a port. This is the case at the Orca Project. Access to suitable receiving port terminals within the markets identified is also critical to the economics of a project. Opportunities to develop suitable port terminals are limited and capital development costs are significant. The control of suitable terminals is a significant advantage for the aggregates business. Finally, cost effective shipping must be secured. The Company's strategy is to secure all three critical elements: resource, shipping and port terminals. The Company believes that, within its target markets, its cost base will be competitive with road and rail hauled materials.

**Potential Competition**

Prior to 2001, the supply of aggregate from British Columbia to California locations by sea was limited to periodic shipments of large-sized crushed rock, known as "riprap", to be used for sea defence and other civil engineering purposes. In particular, the Lafarge Group, a French-owned international building materials company, supplied large quantities of riprap from its quarrying operation on Texada Island, British Columbia, for the expansion of the Los Angeles ports. The Lafarge Group continues to supply sea defence rock from Texada Island and is presently installing a new ship-loader to enable its aggregate exportation business to grow in response to the increasing demand. The Texada Island facility produces crushed rock products whereas the Company will supply natural sand and gravel for concrete. As a consequence, the Company expects that the Lafarge Group will focus on road building material. This market is not currently being targeted by the Orca Quarry whose high quality concrete sand is a material for which there are critical shortages in the San Francisco Bay area.

In 2001, Hanson Plc, a UK international building materials company ("Hanson") entered into an arrangement to access sand and gravel from Sechelt, British Columbia. The operation at Sechelt is owned by Construction Aggregate Ltd., a subsidiary of Heidelberg Cement of Germany. Hanson has publicly disclosed that it commenced importing construction aggregate from Canada for the manufacture of concrete into the San Francisco Bay area in 2001. Hanson recently acquired Mission Valley Rock Company, which operates a 2 million ton per annum sand and gravel pit in the San Francisco Bay area. Hanson also operates a sand dredging company within the San Francisco Bay area and imports Mexican sand into San Diego and Los Angeles, California.

Other seaborne competition may come from the coasts of Alaska, British Columbia, or Mexico. During the period 2000 to 2002, the Company carried out a search of the west coast of North America for suitable properties capable of shipping to California, and retained Mexican consultants to advise on that country's potential. A significant number of sites were examined in British Columbia. In Alaska, climate and remoteness, a lack of infrastructure, long distances to markets, and the U.S. Jones Act (which entails higher freight costs for aggregate deposits located in the United States) were the principal negative factors. Mexican potential was limited by poorer quality geology, a lack of infrastructure, and limited fresh water for processing and washing.

The Company believes that the Orca Project offers a cost-effective source of high quality sand and gravel from coastal British Columbia.

The marketing objective of the Orca Project is to obtain a share of the present, and the increasing shortfall between current demand and indigenous supply of construction aggregates in California. Other new sources of supply will be required, including longer distance road deliveries from land-based sources together with additional sea or rail borne movements. The remaining local quarries currently have a competitive advantage on transportation costs in many

market areas but their strategy over the past few years has been to increase selling prices. Plant expansion to meet market shortfalls is costly and may be uneconomical depending on the size of the reserve.

The Company is not seeking to compete with or displace existing indigenous suppliers of construction aggregates to the target markets as transportation costs make this unachievable in many cases. Instead, the Company intends to become a competitive supplier that will be able to take advantage of the growing gap between existing supply and future demand. The Company intends to take advantage of local supply deficits in the target markets as demand continues to increase and local supplies continue to decline, as indigenous quarrying operations are depleted and local replacement resources cannot be established.

The Company believes that the Orca Project will be a cost-competitive operation, however, other deposits within British Columbia are being investigated and advanced by other companies that could become competitors in the supply of construction aggregates to the target markets. See "Risk Factors" for further details.

## ORCA SAND & GRAVEL PROJECT

### Overview

The Orca Project is a large, high quality, sand and gravel operation located on deep tidewater west of Port McNeill on Vancouver Island, British Columbia. The Company plans to quarry and process the sand and gravel resource to produce construction aggregates products on site. Products will be directly loaded into bulk carriers and shipped to coastal urban markets in California. The Orca Project is comprised of three separate deposits being the East Cluxewe Deposit, the West Cluxewe Deposit and the Bear Creek Deposit. The Company intends to initially develop and exploit the Orca Quarry, which includes the East Cluxewe Deposit and the associated plant and ship loader and in January 2006, the decision to commence construction on the Orca Quarry was made. The Orca General Partner (the general partner of the Orca Partnership) has obtained the most important approvals for the proposed development of the East Cluxewe Deposit, these being a Mine Permit and Environmental Assessment Certificate from the Province of British Columbia and clearance for the development under the Environmental Assessment Act (Canada). A consequence of the federal environmental clearance is that the Company has now received a Navigable Water Protection Act permit from Transport Canada and a Fisheries Act authorization from Fisheries and Ocean Canada.

The deposits comprising the Orca Project are readily accessible surface deposits. Extraction of the minerals will utilize simple open pit methods, which are traditional for the construction aggregates industry throughout North America.

The Company engaged Ross T. Griffiths, P.Eng., David R. Leslie, P.Eng., Francisco Roque, P.Eng., and David A Holmes, R. Geo. (U.S.) (each is a "Qualified Person" as such term is defined under National Instrument 43-101 ("NI 43-101") and is independent of the Company) to prepare a NI 43-101 compliant technical report on the Orca Quarry dated October 7, 2005, (the "Orca AMEC Report"). The Orca AMEC Report does not analyse the Bear Creek or West Cluxewe Deposits as the Company is not developing those deposits at this time. Messrs. Griffiths, Leslie and Roque are employed by AMEC Americas Limited in Calgary and Vancouver. Mr. Holmes is employed by Holmes Reserves LLC in Colorado, USA. Unless stated otherwise, information in this section is summarized, derived or extracted from the Orca AMEC Report.

The following information under this heading "Orca Sand & Gravel Project" is based on assumptions, qualifications and procedures that are set out only in the Orca AMEC Report, unless otherwise stated. For a complete description of assumptions, qualifications and procedures associated with the information in the Orca AMEC Report, reference should be made to the full text of the report that is available for review on the System for Electronic Document Analysis and Retrieval (SEDAR) located at the following website: www.sedar.com.

### Property Description and Location

The Orca Quarry represents the potential development of a large sand and gravel resource to produce high-quality construction aggregates for export to the coastal city markets of North America, particularly in California. A production capacity of approximately 4 Mt/a to 6 Mt/a is envisaged, with all products leaving the site in large ocean-

going bulk carriers (Panamax Class or similar) that will be loaded at a dedicated facility to be constructed on the adjacent foreshore.

The Orca Quarry site is 3.8 km west of Port McNeill, Vancouver Island, British Columbia, and covers approximately 350 ha of land that was clear-cut logged 45 to 65 years ago. Construction aggregates produced from sand and gravel is a natural material benign to the environment. The production process of construction aggregates utilizes only physical processes, principally crushing, sizing, and washing, with no chemicals involved. Aggregates are the principal constituents of all forms of concrete and asphalt, and their wide range of applications makes them fundamental to providing homes, highways, schools, hospitals, and virtually all the facilities and infrastructure necessary to support modern society.

**Accessibility, Climate, Local Resources and Physiography**

The proposed project pit at the East Cluxewe Deposit is located northwest of Port McNeill, British Columbia, on northern Vancouver Island, Canada. Port McNeill is accessible from Vancouver via scheduled daily flights by Pacific Coastal Airlines to Port Hardy, 40 km northwest of Port McNeill, or via ferry to Nanaimo, British Columbia and a 3.5-hour drive north on Island Highway 19. The proposed pit is approximately 4 km from Port McNeill and is accessible from both Highway 19 and a network of logging roads maintained by Timberlands and WFP. Port McNeill experiences cool, moist weather typical of northern Vancouver Island. Annual rainfall in neighbouring Port Hardy averages 1,766 millimetres per year, with the majority falling during the winter months from September to April. Annual temperatures at Port Hardy average 8 C. July and August are the warmest months, averaging 17 C highs. Winter lows average 0.2 C. Temperatures occasionally fall below freezing during winter, but not for prolonged periods.

Traditionally, logging has provided the economic base of Port McNeill, but tourism and sports fishing are becoming larger employers to the community. These resources are supported by a diversity of other businesses such as restaurants, grocery, and general stores. The community has a population of 3,000 people that includes an existing, skilled resource-based industrial workforce. Power supply for the proposed processing and shiploading facilities will be provided from an existing power grid that borders the proposed pit on its north and eastern boundaries. This power line supplied power to the now-closed Island Copper mining operation, which was located in the Port Hardy area. No upgrading will be required to supply power to the project.

Northern Vancouver Island consists of three major physiographic units: the Nahwitti Lowland, the Susquash Basin, and the Vancouver Island Mountains immediately to the south. The Nahwitti Plateau dominates the northern tip of Vancouver Island, principally to the west of the coastal area. It is characterized by low relief and a smoothed upland, remnants of a dissected Tertiary erosional surface that slopes northward towards Cape Scott.

The Susquash Basin is a triangular-shaped area along the eastern margin of the Nahwitti Lowland extending between Port Hardy and Port McNeill. It is characterized by gentle, rolling to level topography below 300 m elevation, with scattered uplands or hillocks. The lowlands are underlain by gently dipping Cretaceous-Age sedimentary rocks of the Nanaimo Group; the hillocks are made up of Triassic-Age sediments volcanics of the Vancouver Group. Erosion and glaciation of the soft Cretaceous sediments in the basin have produced the lowland topography. The uplands are mantled by colluvial and glacial moraine deposits. Thick Quaternary glacial fluvial and lacustrian deposits consisting of fluvial and glacial-fluvial sand and gravel and marine lacustrian clay mantle the eastern lowlands in the Port McNeill area. These deposits formed 9,000 to 12,000 years ago from the melting of the mountain glaciers to the south. The alluvial and glacial-fluvial sand and gravel deposits are up to 100 m thick in the Cluxewe River area and are the principal targets in the proposed project area.

**Geological Setting**

*Regional Bedrock Geology*

In late Middle Triassic time a few hundred feet of black argillite and siltstone were deposited (Parson Bay Formation). Basaltic lava welled up, forming a diabase sill and dyke-complex between the older Paleozoic rocks and the recently deposited Middle Triassic siltstones. Basalt was also sub-aqueously extruded in large quantities forming pillow-lavas. As the water dropped and the area became shallow and subject to waveaction, close packed pillow-lavas were replaced by pillow-breccias and sub-aqueous tuffs. Eventually the volcanic shield rose above the water

and basaltic flows, with vesicular tops and bottoms, erupted and reached a maximum thickness of about 3,000 m (Karmutsen Formation). In early Jurassic time, renewed island arc-type volcanism occurred and formed the Bonanza Volcanics. Volcanism was confined mainly to the southwestern part of the basin and/or to the outer arc where andesitic to rhyodacitic lava, tuff and breccia erupted, and intercalated with marine clastic sediments. Volcanism was coupled with major plutonic activity. Plutonism ceased in Middle to late Jurassic time. Uplift and erosion followed in late Jurassic time and clastic wedges were laid down on the outer shelf. Farther ocean-ward, flysch-type sedimentation occurred on the continental slope, or slope of the outer island arc and in a trench west of the arc. Successively overlapping sediments show the eastward transgression of shelf sedimentation in early Cretaceous time. By late Cretaceous time the outer shelf emerged and sedimentation shifted to a northeasterly inner basin with varying marine, delta and lagoon conditions. Bedrock outcrops with and without colluvial veneers are common in the high relief areas south of Port Hardy and in the northwest and southwest corners of the project region, respectively. Scattered outcrops also occur in the highland area south of Port McNeill. The structure of the project region is dominated by block faults and exhibits a medial north northwest trending arch, flanked by fault blocks with outward dipping strata. The entire region is crisscrossed by irregular sets of steep to vertical faults of normal or strikeslip, but largely unknown, displacements. These blocks are divided by the Brooks Fault Zone into southeastern and northwestern groups.

The Susquash Basin borders these blocks on the northeast, and the Pacific Rim block forms the continental slope on the southwest. The Orca Quarry is located at the convergence of several major faults and fault zones. It is underlain by Upper Cretaceous Nanaimo Group sediments, overlying Karmutsen lavas and is pierced by several later Tertiary volcanic structures. The local area is chiefly underlain by the Vancouver Group, consisting of a basal Middle Triassic sediment-sill unit, a thick pile of Triassic basaltic volcanics (Karmutsen Formation), Upper Triassic carbonate, pelitic and volcanoclastic sediments (Quatsino and Parson Bay Formations), and a Lower Jurassic sequence of basaltic to dacitic effusive and pyroclastic volcanics with minor intercalated sediments (Bonanza Subgroup).

*Property Geology*

The East Cluxewe Deposits rest on flat-lying bedrock of Cretaceous-Age sediments of the Nanaimo Group. The sedimentary bedrock consists principally of coarse sandstone grit with minor interbedded shales and coal horizons. The sediments have been intruded by a small andesite body which is exposed in a rock quarry on the east side of the Cluxewe River. It was also intercepted at the bottom of two drill holes. This intrusive body is one of a series of Tertiary-Age intrusives that were emplaced along a northeast structural trend through the northcentral part of Vancouver Island.

The sand and gravel deposit is overlain by overburden material consisting of Podozilic soils that are formed under cold and temperate coniferous forests from the degradation of needles. Overburden material thickness is in the order of 1 m to 2.5 m. The sand and gravel deposit consists of two clearly definable horizons labelled Stratum A (upper) and Stratum B (lower). Material in Stratum A is a mixture of coarse aggregate with fine aggregate in the interstitial spaces. Stratum B is represented by fine to medium sand. The sand and gravel deposit is well exposed in 12 pits and road cuts along its 11,000 m length. A third horizon labelled Stratum C (lowest) was identified which consisted of a very fine glacial till. This stratum contains silt or fines in excess of 40% and is considered to have no economic value and therefore does not form part of the resource. The sand and gravel is composed predominantly of volcanic material with minor granitic material, dark dyke rock, limestone, and metamorphic material.

*Deposit Types*

The East Cluxewe Deposit is a well-sorted, fluvio-glacial sand and gravel deposit that reflects a regressive depositional environment. The upper layers consist of approximately 40 m of coarse sands and gravels. This is followed by a layer of predominantly medium and fine-grained sands with minor coarse sand and silts. This middle layer ranges from 22 m thick on the eastern edge of the deposit to almost no thickness at all on the west side near local bedrock highs. Below this is a glacial till of very fine sands and silts.

**Mineralization**

The coarser fraction from of the borehole composite samples were sent to the petrographic laboratory of Golder Associates in Surrey, British Columbia. Mineralogical point counting showed that the majority of the gravel is made

up of mafic and intermediate volcanics, approximately 61%. See the summary of mineralogy from the petrographic report in table below.

| Host Rock Category | Average Percent Composition | Range of Data (%) | | |
|---|---|---|---|---|
| Mafic Volcanics | 60.7 | 58.4 | to | 65.2 |
| Felsic Volcanics | 10.6 | 7.2 | to | 14.1 |
| Other Volcanics | 2.6 | 1.1 | to | 4.2 |
| Plutonic Rocks | 21.5 | 17.0 | to | 25.5 |
| Metamorphic Rocks | 2.7 | 1.9 | to | 4.1 |
| Quartzite | 1.3 | 0.0 | to | 3.0 |
| Limestone | 0.5 | 0.0 | to | 1.0 |

Petrographic number was also calculated during the analysis. This calculation classifies a material based on characteristics relevant to engineering uses. It examines structural aspects of the individual minerals that pertain to porosity, strength, and presence or absence of defects such as vugs, voids, fissures, cracks, and impurities. The results for all the tested samples were 'good' this being the highest rating on the Petrographic Number Scale.

**Exploration and Drilling**

From May to October 2003, a detailed program of road building, line cutting, mapping, surface sampling, and shallow seismic was carried out. The seismic program was undertaken by Frontier Geosciences Inc. (''Frontier''), of North Vancouver, British Columbia. Frontier was also responsible for the interpretation of the results. During May and June 2003, Frontier completed a total of approximately 10 km of seismic refraction survey involving 15 separate seismic lines. On the East Cluxewe Deposit, 11 seismic lines were laid out in an east-west, sub-parallel arrangement at approximate spacing of 250 m to 300 m apart. Three lines were run on the smaller West Cluxewe deposit. One line was run near a gravel pit approximately 1.5 km east of the main East Cluxewe area.

Polaris conducted a drilling program on the Orca Quarry from September 19 to 29, 2003. Polaris established the hole locations after consultation with Beck & Associates, Geoconsultants Inc. and a review of the exploration seismic data. The goal was to improve upon the geological interpretation of the deposit and obtain representative samples for quality analysis.

Polaris contracted Layne Christiansen of Tacoma, Washington State, to perform the reverse circulation drilling. Christiansen used a model 180, truck-mounted Becker Hammer drill rig. The Becker system is suited for the drilling of unconsolidated material like sand and gravel. For this program, a 9 inch (228 mm) outside diameter, double-wall drill pipe was used. Samples were collected in a continuous stream via the inner pipe feeding the separating cyclone mounted to the side of the rig. Sufficient compressor capacity was available to reach depths exceeding 200 ft (61 m). Polaris completed a total of 13 reverse circulation exploration holes and one additional hole for groundwater studies. All holes were vertical. This drilling totalled 2,200 ft (670 m).

**Sampling, Analysis and Data Verification**

*Sampling*

Samples used for deposit evaluation include surface grab samples and reverse circulation drill hole samples. Surface grab sampling was primarily used for reconnaissance purposes to focus the search to a specific gravel and sand deposit in the area. This was followed up by the detailed sampling from the reverse circulation drill holes on the East Cluxewe Deposit. Polaris established a standardized procedure for recovering, collecting, logging (recording), and representatively sampling the material from the reverse circulation drilling program.

One set of 3.1 m (10 ft) samples and the composites were shipped to laboratories in Burnaby and Surrey, British Columbia, for analysis work. The other sets were retained at a warehouse in Port McNeill. No special security measures were taken for loading and transporting the samples to the laboratories other than those for normal freight transport. Samples were transported from the Port McNeill warehouse to the laboratories in Vancouver by a contracted highway trucking firm.

*Analysis*

All of the individual 3.1 m (10 ft) samples and the composites were sent to AMEC Earth and Environment's geotechnical testing laboratory in Burnaby, British Columbia. Additional testing on the composite samples were performed at Golder Associates' material laboratory in Surrey, British Columbia. All tests performed are standard tests of the American Society for the Testing of Materials (''ASTM'') or from Caltrans.

*Data Verification*

AMEC technical staff visited the Port McNeill office/warehouse and the Orca Quarry site on August 11, 2005. AMEC also visited the head office of Polaris Minerals in Vancouver on August 12, 2005. At that time, Polaris staff were interviewed and additional project data was reviewed.

Surface exposures of the gravel deposit were examined to confirm mineralogy and size distribution of the material. Four random grab samples were taken at the WFP's gravel pit. Visual inspection showed about 70% of the gravel to be mafic, with a very fine grained to aphanitic texture. The rest of samples appeared granitic or mafic plutonic. None of the grab samples displayed felsic volcanic or limestone. All the gravels were rounded to sub-rounded and cubic in shape. A single sand grab sample was estimated to contain 50% quartz, 45% mafic minerals, and 5% feldspar (pinkish mineral). This mineralogy and texture compared favourably with all the sampling done by Polaris to date.

Drill sites were accessed to confirm activity had taken place. In addition, the access road cuts were examined to confirm the generally thin cover of soils above the gravel deposit. At the Polaris warehouse in Port McNeill, a representative number of the 10-gallon retained sample and composite pails were opened. Material was checked for mineralogy, and the size distribution was noted and compared to the sample interval. This helped verify the premise that the coarser gravel material was at shallower depths than the finer sand material. Also, the sample tag information was compared to the information written on the outside of each pail. This information matched for all the pails examined.

**Mineral Resources and Reserves — Orca Project**

*Mineral Resources*

According to the Orca AMEC Report, resource volumes were calculated by the LSS software program. All volumes represent Measured and Indicated material within a conceptual pit and above the water table. Conversion of volume to weight is accomplished with a bulk SG of 2.01.

Resource classification was established by distance from nearest data point. It was determined that for this type of deposit, data falling within 300 m of a drill hole data point and within the outer resource boundary would be classified as measured. All other resources that fell within the resource boundary would be classified as indicated. No inferred resources were reported.

The resource figures for the Orca Project are as follows. Note, the resource estimates for the East Cluxewe Deposit are pursuant to the Orca AMEC Report, while those calculated for the Bear Creek Deposit and West Cluxewe were prepared by other Qualified Persons. See ''Mineral Reserves'' for assumptions, parameters and methods used.

| | Tonnage (Mt) | | | |
|---|---|---|---|---|
| **Name** | **Inferred Resources[1]** | **Indicated Resources[1]** | **Measured Resources[1]** | **Indicated & Measured Resources** |
| East Cluxewe Deposit[2] | — | 24.3 | 109.8 | 134.1 |
| Bear Creek Deposit[3] | 34.0 | 22.5 | 14.7 | 37.2 |
| West Cluxewe Deposit[3] | 4.0 | 14.0 | 20.0 | 34.0 |

Notes:

(1) Mineral resources are not mineral reserves and do not have demonstrated economic viability. The mineral resources and reserves have been categorized in accordance with the classifications defined by the Canadian Institute of Mining, Metallurgy and Petroleum (''CIM'').

(2) The estimates with respect to the East Cluxewe Deposit are taken from the Orca AMEC Report.

(3) A Qualified Person has verified the data relating to this deposit.

*Mineral Reserves*

Reserves are a subset of the Resource numbers. The two values cannot be added or combined in any way. Reserves represent the above-water table volumes in the conceptual mine plan multiplied by a combined mine and plant recovery factor and the SG. The key assumptions, parameters and methods used to estimate both the mineral resources and reserves are as follows:

2.01 Specific Gravity.

2% loss at the contact with the soils and subsoils.

3% loss of fine material (silt) as determined from the mine scheduling material balance. The AMEC process plant feasibility study, April 2005, estimated 4% silt material.

Material in the fines layer (Stratum C) was considered waste for the purposes of reserve estimation and excluded from the totals.

Resources located adjacent to the plant site are not included in the mine plan at this time. Approximately 3.7 Mt of Stratum A (coarse aggregate) and 2.4 Mt of Stratum B (fine aggregate) resources are located in this area.

The reserves figures of the Orca Quarry as derived from the Orca AMEC Report are set out in the table below:

| | Tonnage (Mt) | | |
|---|---|---|---|
| **Name** | **Probable Resources** | **Proven Reserves[1]** | **Proven & Probable Reserves** |
| East Cluxewe Deposit | 23.1 | 98.5 | 121.6 |

**Mining Operations**

*Mine Development Plan*

The proposed mine production face will incorporate the use of 33 cubic metres tandem-powered self-loading scrapers. A single tracked dozer will support these scrapers by developing the initial access across and down the production face for each mining panel. Mining panels will be approximately 30 m wide established on a downward gradient traversing the production face. To maintain a balanced production face, access to sequenced mining panels will alternate between the established return routes located on the east and west mining limits of the pit. A front-end loader will be used to recover bench remnants, and cleanup spilled materials.

Production rates of saleable product will range from a low of 1.4 million tonnes per year building up to nearly six million tonnes per year. This production build up will be achieved by increasing the number of annual operating hours, initially by working more days during the year and then by adding another shift. AMEC believes the mine plan is reasonable and achievable with the proposed equipment mix and cost expectations. Pit pre-production development will be contract operated and will include the plant site footprint, conveyor accesses, stockpile draw-points and the initial production face development. Material from the development areas will be stockpiled by soil classification. Mine plans have been created for the life-of-project in sufficient detail to facilitate the development of material yields and equipment scheduling.

*Material Processing*

The materials handling portion of the project consists of a receiving hopper equipped with a grizzly to prevent large boulders from passing onto the field-collecting conveyor. This hopper will receive "as-dug" sand and gravel excavated from the working face by the scrapers. In later years, the receiving hopper will be relocated, and additional collecting conveyors will be installed to suit the mine plan. The field conveyor system transports the sand and gravel from the hopper onto a surge storage stockpile ready for processing.

The processing of the sand and gravel is relatively simple. It consists of screening to separate the individual particle sizes, crushing of oversize gravel that is larger than 25 mm, followed by washing of the products. Material will be reclaimed from the run-of-pit storage stockpile by feeders and conveyors mounted in a multi-plate reclaim tunnel to feed the necessary screens, crusher, and sand washing system. Fine material (silt) which is removed during the washing process is sent to a settling pond system where it is collected and eventually used in the site reclamation.

The various products will be loaded aboard ship at a maximum rate of 4,500 tonnes per hour. The products, ready for shipment, will be stacked in four stockpiles, one for large gravel, minus 25 mm x 12.5 mm; one for small gravel, 12.5 mm x 4.75 mm; and two for coarse concrete sand, minus 4.75 mm. Each stockpile will have an estimated live capacity of 30,000 tonnes. Three variable-speed feeders under each stockpile will withdraw the gravel and sand and feed a common reclaim conveyor running through a reclaim tunnel beneath the product stockpiles. Any one of the belt or vibrating feeders under each stockpile can deliver 1,500 tonnes per hour. The reclaim conveyor will transfer the product from the reclaim tunnel to the shiploader conveyor. A service road runs along the length of surface-mounted conveyor from where it day-lights from the reclaim tunnel to the point of elevation off shore to the shipping vessel.

*Reclamation*

Reclamation will be progressive, commencing in approximately Year 3 to Year 4 of the mining operation. Once progressive reclamation begins the soils salvaged ahead of the mining advance will be hauled directly to areas ready for reclamation. Progressive reclamation will keep the total area under disturbance to a minimum.

**Environmental and Mine Permits**

*Environment*

The Canadian Environmental Assessment Agency's Comprehensive Study Report, dated June 30, 2005, concluded that, "Based on the information contained in the Application; communications with agencies and First Nations, and the public; and the Proponent's responses and commitments, the responsible authorities concluded that the Project is not likely to cause any significant adverse environmental effects". On October 5, 2005, the federal Minister of the Environment issued his Decision Statement concluding "No additional information is necessary and that there are no public concerns that need to be further addressed."

The British Columbia Environmental Assessment Office issued Environmental Assessment Certificate M05-1 on July 14, 2005. Schedule B of this certificate, the Compendium of Proponent Commitments, outlines proponent requirements during construction, operation, and closure of the project, addressing: project design, vegetation, reclamation, wildlife, groundwater, rivers and creeks, marine water quality, marine fish habitat, marine species, air quality, viewshed, noise, employment, archaeology, First Nations, and safety. See "Legal Proceedings" and "Risk Factors".

*Mine Permit*

The BC Mines Permit G-225, issued July 28, 2005, outlines the conditions for the reclamation program. A security bond of $1 million is required, with half due at the start of pre-production stripping and the remainder due 12 months after the start of mining.

**Economic Analysis**

*Overview*

The projections, forecasts, and estimates included in this section (including those with respect to net present value) constitute forward-looking information. **Readers are urged to review the section titled "Forward-Looking Information" and to not place undue reliance on such forward-looking information.** Such information has also not been prepared with a view toward compliance with the guidelines established by the Canadian Institute of Chartered Accountants for the preparation and presentation of prospective financial information. **This information, although considered reasonable by the Company, may prove to be incorrect. Actual results may vary and the variations may be material.**

AMEC has examined and evaluated the environmental, technical, and economic feasibility of the Orca Quarry, including the related Richmond Terminal, shipping, discharge, and sales of products. AMEC also examined the construction aggregates markets in California, the Company's targeted markets in the coastal urban centres of California, and the Company's sales projections.

The "Project Case" described below incorporates 100% of the assets and operations of the Orca Quarry, including the Richmond Terminal, but does not reflect the beneficial ownership interests of the Company in those assets and operations. The Project Case also assumes that the development of the Orca Quarry, including the Richmond Terminal, will be funded exclusively by equity, and does not reflect any funding that may be required for such development pursuant to the Debt Financing.

The "Beneficial Case" described below recognizes that the Company has an 88% indirect ownership interest in the Orca Quarry and a 70% indirect ownership interest in the Richmond Terminal. The Beneficial Case also incorporates potential borrowings by the Company of up to US$47 million pursuant to debt financing arrangements, as well as the expected financing arrangements of the Company's First Nation partners for their portions of the development costs of the Orca Quarry and the Richmond Terminal.

*Project Case*

The Project Case was analyzed using a discounted cash flow approach, assuming 100% equity financing and stated in 3rd quarter 2005 dollars. The cash flow projections incorporate the capital costs, including working capital, operating costs, production and sales volumes, and sales revenues over an estimated 25 year life of the Orca Quarry. The projections also include the capital costs, including working capital, and operating costs of the Richmond Terminal, and the costs of shipping construction aggregates from the Orca Quarry to the San Francisco Bay and, later, to southern California. The estimated after-tax cash flows were used to determine the net present value (NPV), the internal rate of return (IRR), and the payback period of the equity invested from the date of first production (Payback).

For the purposes of the Project Case, the development cost of the Orca Quarry is estimated at US$55.6 million, including initial working capital of US$4.0 million, and the development cost of the Richmond Terminal is estimated at US$38.9 million, including initial working capital of US$2.4 million. Cash production costs at the Orca Quarry, including royalties and overheads, are estimated at US$3.57 per ton in 2007, declining to US$2.12 per ton when targeted production is planned to be achieved in 2013. The economic evaluation of AMEC confirmed the viability of the development and operation of the Orca Quarry, including the Richmond Terminal, with an expected after-tax IRR of 21.8%, a NPV of US$130.6 million (at a discount rate of 10%), and a Payback of 5.7 years. Based on the estimated production schedule, the Orca Quarry has a life of approximately 25 years, based solely on the reserves and resources contained in the East Cluxewe Deposit. The following table provides a breakdown of the underlying assumptions incorporated into the projections for the Project Case.

# POLARIS MINERALS CORPORATION

## ORCA SAND & GRAVEL PROJECT - PROJECT CASE

| | Calendar Year | | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | Years 11-15 | Years 16-20 | Years 21-25 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Project Year | | -1 | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | | | |
| Sales Volumes - 000's Tons[1] | Ktons | 136,440 | | 1,540 | 2,530 | 3,520 | 4,400 | 4,950 | 5,500 | 6,000 | 6,000 | 6,000 | 6,000 | 30,000 | 30,000 | 30,000 |
| Net sales revenues[2] | US$000 | 1,501,670 | | 10,977 | 21,057 | 31,771 | 42,246 | 50,918 | 59,291 | 67,653 | 67,653 | 67,653 | 67,653 | 338,266 | 338,266 | 338,266 |
| | US$/ton | 11.01 | | 7.13 | 8.32 | 9.03 | 9.60 | 10.29 | 10.78 | 11.28 | 11.28 | 11.29 | 11.28 | 11.28 | 11.28 | 11.28 |
| Quarry cash operating costs | US$000 | (297,770) | | (5,505) | (7,375) | (8,958) | (10,295) | (11,544) | (12,036) | (12,740) | (12,740) | (12,740) | (12,740) | (63,702) | (63,702) | (63,702) |
| Mining | US$/ton | 0.67 | | 1.18 | 0.66 | 0.78 | 0.74 | 0.73 | 0.66 | 0.65 | 0.65 | 0.65 | 0.65 | 0.65 | 0.65 | 0.65 |
| Processing | US$/ton | 0.51 | | 1.16 | 0.99 | 0.78 | 0.65 | 0.56 | 0.51 | 0.48 | 0.48 | 0.48 | 0.48 | 0.48 | 0.48 | 0.45 |
| Site administration | US$/ton | 0.22 | | 0.68 | 0.47 | 0.34 | 0.27 | 0.24 | 0.21 | 0.20 | 0.20 | 0.20 | 0.20 | 0.20 | 0.20 | 0.20 |
| Royalties | US$/ton | 0.79 | | 0.57 | 0.61 | 0.65 | 0.69 | 0.80 | 0.80 | 0.80 | 0.80 | 0.80 | 0.80 | 0.80 | 0.80 | 0.80 |
| Total | US$/ton | 2.18 | | 3.57 | 2.91 | 2.54 | 2.34 | 2.33 | 2.19 | 2.12 | 2.12 | 2.12 | 2.12 | 2.12 | 2.12 | 2.12 |
| Quarry management[3] | US$000 | (21,531) | (1,611) | (797) | (797) | (797) | (797) | (797) | (797) | (797) | (797) | (797) | (797) | (3,984) | (3,984) | (3,984) |
| | US$/ton | (0.16) | | (0.52) | (0.31) | (0.23) | (0.18) | (0.16) | (0.14) | (0.13) | (0.13) | (0.13) | (0.13) | (0.13) | (0.13) | (0.13) |
| Operating cashflow before tax | US$000 | 1,182,369 | (1,611) | 4,675 | 12,885 | 22,016 | 31,155 | 38,577 | 46,468 | 54,116 | 54,116 | 54,118 | 54,116 | 270,500 | 270,580 | 270,580 |
| Income tax | US$000 | (375,057) | 0 | (222) | (1,441) | (1,807) | (7,049) | (11,703) | (14,544) | (17,264) | (17,347) | (17,529) | (17,583) | (88,634) | (90,137) | (89,797) |
| Operating cashflow after tax | US$000 | 807,312 | (1,611) | 4,453 | 11,444 | 20,209 | 24,106 | 26,874 | 31,924 | 36,852 | 36,769 | 36,587 | 36,533 | 181,946 | 180,443 | 180,782 |
| Capital expenditures | | | | | | | | | | | | | | | | |
| Orca Quarry[4] | US$000 | (51,627) | (51,627) | | | | | | | | | | | 0 | 0 | 0 |
| Richmond Terminal | US$000 | (36,499) | (36,499) | | | | | | | | | | | 0 | 0 | 0 |
| Sustaining capital[5] | US$000 | (16,298) | 0 | 0 | (291) | (1,129) | 0 | (2,791) | 0 | (2,498) | 0 | 0 | (1,430) | (2,800) | (1,430) | (3,929) |
| Total Capital | US$000 | (104,423) | (88,126) | 0 | (291) | (1,129) | 0 | (2,791) | 0 | (2,498) | 0 | 0 | (1,430) | (2,800) | (1,430) | (3,929) |
| Working capital - Orca Quarry | | | | | | | | | | | | | | | | |
| Product inventory[6] | US$000 | 0 | (2,485) | | | | | | | | | | | | | 2,485 |
| Reclamation bonds | US$000 | 0 | (415) | (415) | | | | | | | | | | | | 830 |
| Receivables less payables[8] | US$000 | 0 | | (727) | (817) | (1,279) | (1,264) | (1,044) | (1,043) | (1,031) | (16) | (23) | (23) | (116) | (116) | 7,499 |
| Working capital - Richmond Terminal | US$000 | 0 | | | | | | | | | | | | | | 0 |
| Product inventory[7] | US$000 | 0 | | (808) | | | | | | | | | | | | 808 |
| Receivables less payables[8] | US$000 | 0 | | (1,605) | (1,250) | (562) | (803) | (551) | (626) | (592) | (108) | (95) | (90) | (356) | (153) | 7,180 |
| Total Working Capital | US$000 | 0 | (2,900) | (3,554) | (2,067) | (2,231) | (2,067) | (1,595) | (1,669) | (1,622) | (124) | (118) | (113) | (471) | (268) | 18,801 |
| Net cash flow | US$000 | 702,888 | (92,637) | 899 | 9,007 | 16,849 | 22,039 | 22,487 | 30,255 | 32,732 | 36,645 | 36,460 | 34,990 | 178,675 | 178,714 | 195,655 |

Notes:

(1) Production is net of fines (2.5%). Productions of 330,000 tons will be stockpiled at the Orca Quarry. An additional 80,000 tons will be stockpiled in California.

(2) Net sales revenue is comprised of gross sales revenue, net of shipping costs, terminal operating costs, and distribution and marketing costs. Shipping costs, terminal operating costs, and distribution and marketing costs represent all estimated costs to be incurred by Eagle Aggregates, Inc. in connection with the sale of the Orca Quarry products acquired by it FOB at the ship loader at the Orca Quarry. These include freight costs payable pursuant to freight contracts, the Richmond Terminal Lease and operating costs, and U.S. management expenses. Costs of discharging construction aggregates at third party terminals are netted against the sales prices of the products.

(3) Quarry Management in 2006 represents Canadian and U.S. project management costs. Thereafter, it represents Canadian project management costs only.

(4) Includes equipment spares and supplies.

(5) Sustaining capital is not required for the Richmond Terminal. Maintenance is charged to operations.

(6) Product receivables will be 45 days of sales. Payables at the Orca Quarry will be 15 days of operating costs.

| Discount Rate | After-tax NPV (US$000) | After-tax NPV (C$000) |
|---|---|---|
| 0.0% | 702,888 | 846,853 |
| 5.0% | 300,114 | 361,583 |
| 7.5% | 198,618 | 239,299 |
| 10.0% | 130,615 | 157,368 |
| 12.5% | 83,824 | 100,992 |
| 15.0% | 50,838 | 61,251 |
| | | US$/C$ = 0.83 |

| IRR | Payback (Years) | Cumulative Return on Capital |
|---|---|---|
| 21.8% | 5.7 | 673% |

*Beneficial Case*

The Beneficial Case is based on the Project Case and reflects the Company's 88% indirect ownership interest in the Orca Quarry through the Orca Partnership, and its 70% indirect ownership interest in the Richmond Terminal through Eagle Aggregates. The Beneficial Case also incorporates the Company's share of the Tranche A loan of US$21.0 million, which will be advanced by the Company to the Orca Partnership, at interest rates of 10.0%, 12.5%, 15.0%, and 17.5% in the first, second, third and fourth years respectively, in addition to the proceeds that were expected from the Tranche B loan of up to US$26.0 million, bearing interest at 15.0%, 17.5%, 20.0% and 22.5% in the first, second, third and fourth years, respectively. The Beneficial Case also assumes that the loans will be refinanced in the fourth year at an interest rate of 8.0%, and repaid equally over ten years.

The Company has elected to permanently reduce the Draw Down Amount available to it under the Debt Financing to an aggregate available amount of US$31 million. See "Debt Financing" for further details regarding the terms of the Debt Financing. The Beneficial Case described below does not take into account such reduction. While the Company believes that this reduction would not materially affect the results of the Beneficial Case, there is therefore no assurance that the Beneficial Case results will be achieved as described herein.

The Company and its First Nation partners have not completed the funding arrangements for the equity contributions to the development financing of the Orca Quarry and the Richmond Terminal. Accordingly, the Company elected to raise 100% of the development financing through the proceeds of the IPO and the Debt Financing. For the purposes of the Beneficial Case, the Company has assumed that the Namgis, who own 12% of the Orca Quarry, will not make their equity contribution, and that the Company will make advances to them and earn a return and be repaid pursuant to the loan agreement between the Company and the Namgis. See "History of the Orca Project — Namgis Funding". The Hupacasath and the Ucluelet each indirectly own 10% of Eagle Aggregates, which holds the rights to the Richmond Terminal Lease, and 10% of Eagle Aggregates is indirectly held in trust for the Tseshaht. The financing and construction of the Richmond Terminal by Eagle Aggregates prior to the construction of the Eagle Rock Quarry by Eagle Rock was not contemplated in the Eagle Rock Shareholders Agreement and the parties to that agreement have commenced negotiations regarding these arrangements, but have not yet reached agreement on the terms. See "History of the Orca Project — Financing and Management of the Company's United States Operations". Accordingly, for the purposes of the Beneficial Case, the Company has assumed that it will advance all the funds required by Eagle Aggregates to develop and operate the Richmond Terminal; that the advances will not bear interest; and that the advances will not be repaid by Eagle Aggregates to the Company during the life of the Orca Quarry.

The Company's equity investment in the Beneficial Case is expected to have an after-tax IRR of 23.8%, a NPV of US$107.7 million (at a discount rate of 10.0%), and a Payback of 5.6 years. The following table provides a breakdown of the underlying assumptions incorporated into the projections for the Beneficial Case.

## POLARIS MINERALS CORPORATION

### ORCA SAND & GRAVEL PROJECT - BENEFICIAL CASE

| | | Calendar Year | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | Years | Years | Years |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Project Year | -1 | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | 11-15 | 16-20 | 21-25 |
| Sales Volumes - 000's Tons [1] | Ktons | 120,067 | | 1,355 | 2,226 | 3,098 | 3,872 | 4 356 | 4,840 | 5,280 | 5,230 | 5,280 | 5,280 | 26,400 | 26,400 | 26,400 |
| Net sales revenues [2] | US$000 | 1,301,185 | | 9,061 | 17,406 | 26,843 | 36,076 | 43,725 | 51,117 | 58,497 | 58,520 | 58,553 | 58,586 | 293,432 | 294,266 | 295,101 |
| | US$/ton | 10.84 | | 6.69 | 7.82 | 8.67 | 9.32 | 10.04 | 10.56 | 11.08 | 11.38 | 11.09 | 11.10 | 11.11 | 11.15 | 11.18 |
| Quarry cash operating costs | US$000 | (262,038) | | (4,844) | (6,490) | (7,883) | (9,059) | (10,158) | (10,583) | (11,212) | (11,212) | (11,212) | (11,212) | (56,058) | (56,058) | (56,058) |
| Mining | US$/ton | 0.67 | | 1.16 | 0.85 | 0.78 | 0.74 | 0.73 | 0.66 | 0.65 | 0.65 | 0.65 | 0.65 | 0.6E | 0.65 | 0.65 |
| Processing | US$/ton | 0.51 | | 1.16 | 0.99 | 0.78 | 0.65 | 0.56 | 0.51 | 0.48 | 0.48 | 0.48 | 0.48 | 0.4E | 0.48 | 0.48 |
| Site administration | US$/ton | 0.22 | | 0.69 | 0.47 | 0.34 | 0.27 | 0.24 | 0.21 | 0.20 | 0.20 | 0.20 | 0.20 | 0.2C | 0.20 | 0.20 |
| Royalties | US$/ton | 0.79 | | 0.57 | 0.61 | 0.65 | 0.69 | 0.80 | 0.80 | 0.80 | 0.80 | 0.80 | 0.80 | 0.8C | 0.80 | 0.80 |
| Total | US$/ton | 2.18 | | 3.57 | 2.91 | 2.54 | 2.34 | 2.33 | 2.19 | 2.12 | 2.12 | 2.12 | 2.12 | 2.12 | 2.12 | 2.12 |
| Quarry management [3] | US$000 | (18,801) | (1,271) | (701) | (701) | (701) | (701) | (701) | (701) | (701) | (701) | (701) | (701) | (3,506) | (3,506) | (3,506) |
| | US$/ton | (0.16) | | (0.52) | (0.31) | (0.23) | (0.18) | (0.16) | (0.14) | (0.13) | (0.13) | (0.13) | (0.13) | (0.13) | (0.13) | (0.13) |
| Operating cashflow before tax & interest | US$000 | 1,020,346 | (1,271) | 3,516 | 10,215 | 18,259 | 26,316 | 32,865 | 39,833 | 46,585 | 46,607 | 46,640 | 46,674 | 233,868 | 234,703 | 236,537 |
| | US$/ton | 8.50 | | 2.59 | 4.59 | 5.89 | 6.80 | 7.54 | 8.23 | 8.82 | 8.83 | 8.83 | 8.84 | 8.8E | 8.89 | 8.92 |
| Interest [7], [8] & [9] | US$000 | (35,675) | (2,296) | (6,282) | (7,414) | (5,541) | (2,792) | (2,631) | (2,313) | (1,957) | (1,631) | (1,245) | (890) | (712) | 0 | 0 |
| Operating cashflow before tax | US$000 | 984,671 | (3,568) | (2,767) | 2,801 | 12,718 | 23,524 | 30,234 | 37,520 | 44,627 | 45,006 | 45,395 | 45,784 | 233,157 | 234,703 | 235,537 |
| Income tax | US$000 | (311,913) | | (155) | (1,309) | (1,265) | (1,317) | (5,317) | (11,686) | (14,209) | (14,412) | (14,708) | (14,890) | (76,523) | (78,193) | (78,228) |
| Operating cashflow after tax | US$000 | 672,758 | (3,568) | (2,922) | 1,792 | 11,453 | 22,207 | 24,917 | 25,834 | 30,419 | 30,593 | 30,687 | 30,894 | 156,634 | 156,509 | 157,309 |
| Capital expenditures | | | | | | | | | | | | | | | | |
| Orca Quarry [4] | US$000 | (45,432) | (45,432) | | | | | | | | | | | | | |
| Richmond Terminal | US$000 | (25,549) | (25,549) | | | | | | | | | | | | | |
| Sustaining capital [5] | US$000 | (14,342) | | 0 | (256) | (993) | 0 | (2,456) | 0 | (2,199) | 0 | 0 | (1,259) | (2,464) | (1,259) | (3,457) |
| Total Capital | US$000 | (85,323) | (70,981) | 0 | (256) | (993) | 0 | (2,456) | 0 | (2,199) | 0 | 0 | (1,259) | (2,464) | (1,259) | (3,457) |
| Working capital - Orca Quarry | | | | | | | | | | | | | | | | |
| Product inventory [1] | US$000 | 0 | (2,187) | | | | | | | | | | | | | 2,187 |
| Reclamation bonds | US$000 | 0 | (365) | (365) | | | | | | | | | | | | 730 |
| Receivables less payables [6] | US$000 | 0 | | (640) | (719) | (1,126) | (1,112) | (919) | (918) | (907) | (14) | (20) | (20) | (102) | (102) | 6,599 |
| Working capital - Richmond Terminal | | | | | | | | | | | | | | | | |
| Product inventory [1] | US$000 | 0 | | (565) | | | | | | | | | | | | 565 |
| Receivables less payables [6] | US$000 | 0 | | (1,123) | (875) | (666) | (562) | (386) | (438) | (414) | (76) | (67) | (63) | (249) | (107) | 5,026 |
| Total Working Capital | US$000 | 0 | (2,562) | (2,694) | (1,594) | (1,792) | (1,675) | (1,305) | (1,356) | (1,321) | (90) | (87) | (83) | (351) | (209) | 15,108 |
| Loan received [7] | US$000 | 0 | 44,480 | 0 | 0 | (4,448) | (4,448) | (4,448) | (4,448) | (4,448) | (4,448) | (4,448) | (4,448) | (8,896) | 0 | 0 |
| Loans granted [8] & [9] | US$000 | (11,673) | (15,800) | 0 | 286 | 1,052 | 2,252 | 537 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Net cash flow | US$000 | 575,762 | (48,421) | (5,616) | 229 | 5,272 | 18,336 | 17,244 | 20,030 | 22,451 | 26,056 | 26,152 | 25,105 | 144,924 | 155,042 | 168,959 |

Notes:

The Beneficial Case incorporates 88% of the Orca Quarry and 70% of the Richmond Terminal assets and operations.

(1) Production is net of fines (2.5%). Productions of 330,000 tons will be stockpiled at the Orca Quarry. An additional 80,000 tons will be stockpiled in California.

(2) Net sales revenue is comprised of gross sales revenue, net of shipping costs, terminal operating costs, and distribution and marketing costs. Shipping costs, terminal operating costs, and distribution and marketing costs represent all estimated costs to be incurred by Eagle Aggregates, Inc. in connection with the sale of the Orca Quarry products acquired by it FOB to the ship loader at the Orca Quarry. These include freight costs payable pursuant to freight contracts, the Richmond Terminal Lease and operating costs, and U.S. management expenses. Costs of discharging construction aggregates at third party terminals are netted against the sales prices of the products.

(3) Quarry Management in 2006 represents Canadian and U.S. project management costs. Thereafter, it represents Canadian project management costs only.

(4) Includes equipment spares and supplies.

(5) Sustaining capital is not required for the Richmond Terminal. Maintenance is charged to operations.

(6) Product receivable will be 45 days of sales. Payables at the Orca Quarry will be 15 days of operating costs.

(7) The Company will draw down $18.48 million, its attributable share of the $21.0 million Tranche A, and the $26.0 Tranche B of the Debt Offering principally in the second half of 2006. It will refinance the Debt Offering in mid-2009 at a rate of 8.0% per annum, compared to the Debt Offering interest rates in that year of 17.5% and 22.5% for Tranche A and Tranche B respectively. The terms of the Debt Offering permit prepayment in full at any time without penalty, and there are no principal repayment requirements prior to January 1, 2012. The Company's refinancing assumptions are predicated on the elimination of the Orca Quarry start-up risk, the robust cash flows expected by 2009, which are expected to increase and then stabilise over the balance of its 20-year operating life. The Company believes that the interest rate and principal amortisation period assumed for the refinancing will be available from traditional project financing lenders in 2009 in the context of the operations achieved and forecast for the Orca Quarry at that time. See "Risk Factors"

(8) The Company will indirectly advance $11.7 million to the Eagle Aggregates First Nations to fund their 30% portion of the capital cost, including working capital, of the Richmond Terminal. It assumes that the Company will not earn a return on the advance, and that the advance will not be repaid during the life of the Orca Quarry.

(9) The Company will indirectly advance $4.1 million to the Orca Partnership First Nation to fund its 12% portion of the capital cost, including working capital, of the Orca Quarry. It assumes that the advance will be governed by the terms of the loan agreement with the Namgis First Nation.

| Discount Rate | After-tax NPV (US$000) | After-tax NPV (C$000) |
|---|---|---|
| 0.0% | 575,762 | 693,690 |
| 5.0% | 244,115 | 294,115 |
| 7.5% | 162,028 | 195,214 |
| 10.0% | 107,704 | 129,764 |
| 12.5% | 70,807 | 85,309 |
| 15.0% | 45,138 | 54,383 |
| | | US$/C$ = 0.83 |

| IRR | Payback (Years) | Cumulative Return on Capital |
|---|---|---|
| 23.8% | 5.6 | 675% |

*Summary of the Project and Beneficial Cases (US$000's)*

| | Project Case | Beneficial Case |
|---|---|---|
| Development and initial working capital for the Orca Quarry | 55,669 | 48,989 |
| Development and initial working capital for the Richmond Terminal | 38,911 | 27,238 |
| Loan Received | - | 44,480 |
| Loans granted | - | 15,800 |
| IRR - % | 21.8 | 23.8 |
| NPV at 7.5% | 198,618 | 162,028 |
| NPV at 10.0% | 130,615 | 107,704 |
| Payback – years | 5.7 | 5.6 |

*Valuation Methodology*

A discounted cash-flow analysis was used to value the Orca Quarry, including the Richmond Terminal. This method requires projecting annual cash inflows (or revenues), and then subtracting annual cash outflows, such as operating costs and sustaining capital costs. No allowance was made for inflation of revenues or costs. The resulting net annual cash flows are discounted back to the date of valuation at a chosen discount rate, and totalled to determine the project's NPV. The date of valuation is assumed to be the beginning of 2006. For discounting purposes, cash flow is accounted at the end of the year. An internal rate of return is calculated, equivalent to the rate of return at which the NPV equals zero. The payback period is stated as the number of years from the production start date required to pay back the initial capital investment, excluding sunk costs, and based on the undiscounted cash flow.

*Taxation*

The valuation methodology was based on after-tax cash flows. AMEC has not provided advice on taxation issues, and the tax models for the Orca Quarry, including the Richmond Terminal, were constructed by the Company in collaboration with its Canadian and US tax advisors. The models incorporate direct and indirect taxes for the federal, provincial and state jurisdictions in Canada and the United States, and property taxes in the municipal relevant jurisdictions. Direct tax rates assumed are as follows:

| | |
|---|---|
| Canada — federal including surcharge | 22.12% |
| British Columbia | 12.00% |
| British Columbia — combined | 34.12% |
| USA — federal | 34.00% |
| California | 8.84% |
| California — combined(1) | 40.00% |

**Notes:**

(1) California state tax is deductible from U.S. Federal taxable income.

*Construction Aggregates Marketing and Sales*

Sales volumes and prices used in the Project Case and Beneficial Case were based on the 2005 Marketing Report. See "Market and Sales Strategy for Construction Aggregates".

*Bonds, Reclamation, and Salvage*

An environmental bond of $1 million (US$830,000) has been included in the cash flow projections. Progressive reclamation costs have been included in the Orca Quarry operating costs. Salvage values have not been incorporated in either the Project Case or the Beneficial Case.

*Sensitivity Analysis*

Sensitivity analysis was performed on the Beneficial Case by varying capital expenditures, operating costs, product prices, and the US$ exchange rate across a range of minus 10% to plus 10%. The cash flow model used is highly sensitive to changes in sales prices and, significantly less so to changes in capital and operating expenditures, and fluctuations in the US exchange rate.


IRR Sensitivity
IRR (%)
30%
25%
20%
15%
10%
5%
0%
-15%
-10%
-5%
0%
5%
10%
15%
Change in Factor (%)
Price
Capex
Opex
Xrate


NPV 0% Sensitivity
NPV 0% ($million)
800
700
600
500
400
300
200
100
0
-15%
-10%
-5%
0%
5%
10%
15%
Change in Factor (%)
Price
Capex
Opex
Xrate


NPV 10% Sensitivity
NPV 10% ($million)
160
140
120
100
80
60
40
20
0
-15%
-10%
-5%
0%
5%
10%
15%
Change in Factor (%)
Price
Capex
Opex
Xrate

## ADDITIONAL PROPERTIES

The Company's other property is the Eagle Rock Quarry, which comprises a surface deposit of high quality granite located on deep tidewater 15 kilometres south of Port Alberni on Vancouver Island, British Columbia. In the event that the Company develops markets for crushed granite, it plans to quarry and process the granite to produce construction aggregate products on site. The Company anticipates that its products will then be shipped in bulk carriers, principally to coastal urban markets in California. The Company believes the current demand for crushed granite products in the markets accessible to the Company does not justify the development of the Eagle Rock Quarry at this time. Should a sufficient market develop for these products, the Company may re-evaluate the development of the Eagle Rock Quarry and establish the corresponding shipping, discharge and sales arrangements. The Eagle Rock Quarry property is approximately 339 hectares in size and is situated adjacent to the Alberni Inlet, immediately west of Hocking Point. The property is accessible by existing logging roads or by boat from Port

Alberni. See "History of the Orca Project — Ownership" and "History of the Eagle Rock Quarry" for historical details.

In September 2003, an Environmental Assessment Certificate and a Mine Permit for the Eagle Rock Quarry were received from the Province of British Columbia, these being the two key approvals required for the development of the quarry. No federal environmental approvals are required for the Eagle Rock Quarry. Certain minor permits are also required, however, these are not subject to a public consultation and review process and the Company intends to apply for them only when a construction decision is made. Receipt of the permits confirms that the provincial government has met its duties to consult and accommodate the First Nations who have claims over the Eagle Rock Quarry site. The permits and approvals also confirm that the Company has met its obligations in connection with the First Nations pursuant to the environmental permitting process.

The resource figures of the Eagle Rock Quarry are set out in the table below:

| | Tonnage (Mt) | | | |
|---|---|---|---|---|
| **Name** | **Inferred Resources(1)** | **Indicated Resources(1)** | **Measured Resources(1)** | **Measured & Indicated Resources** |
| Eagle Rock Quarry (2) | 23.0 | 448.9 | 238.0 | 686.9 |

**Notes:**

(1) Mineral resources are not mineral reserves and do not have demonstrated economic viability. The mineral resources have been categorized in accordance with CIM standards.

(2) A Qualified Person has verified the data relating to this Project.

## RISK FACTORS

Investment in the Common Shares involves a high degree of risk and should be regarded as speculative due to the nature of our business and because our product candidates are still in research and development. We have incurred losses and expect to incur further losses.

In addition to the other information contained in this Annual Information Form, the following factors should be considered carefully by investors when evaluating an investment in our securities.

### The Company may not secure the construction aggregates sales volumes and prices intended for the Orca Quarry

The value and price of the Common Shares, the Company's financial results, the Company's ability to service its debt, and the Company's development and quarrying activities may be significantly adversely affected if the Company does not secure the sales volumes and prices of construction aggregates intended for the Orca Quarry. Demand for construction aggregates products in the Company's target markets fluctuates and is affected by numerous factors beyond the Company's control such as private sector residential and commercial construction, and public sector construction, including roads, bridges, services, and other infrastructure. The supply of construction aggregates to the Company's target markets may also fluctuate and may be affected by new or expanded local production, or supplies of construction aggregates brought into the target markets by road, rail or vessel. Depending on the sales volumes and prices of construction aggregates, cash flow from quarrying operations may not be sufficient and the Company could be forced to discontinue production and may lose its interest in, or may be forced to sell, some or all of its properties. Future production from the Company's Orca Quarry is dependent on applicable construction aggregates sales volumes and prices being sufficient to make materials extraction from the Orca Quarry economic.

Pursuant to the aggregates supply agreement entered into by the Company with an arms-length third party purchaser, sales delivery schedules contemplate that approximately 40% of a fully-laden vessel will be discharged into the purchaser's barges at anchorage, and the balance is expected to be discharged and sold at the Richmond Terminal

and, the majority at a third party's land-based discharge terminal. There is no certainty that the Company will secure access to and sales from the third party terminal and, if not, it will need to seek alternative delivery and sales arrangements that may not be achieved or that may have an adverse effect on the Company's resultant operations and financial condition.

In addition to adversely affecting the Company's financial condition, declining construction aggregates sales volumes and prices can impact operations by requiring a reassessment of the feasibility of the Orca Quarry. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to the Orca Quarry. Even if the Orca Quarry is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

**The Company must secure access to discharge points and additional shipping volumes for its products**

The Company's business plan includes discharges of Orca Quarry construction aggregates to barges, the Richmond Terminal and to third party terminals. The Company has assumed that it will have access to a third party terminal from the inception of deliveries in 2007, but there is no certainty that such third party access will be available then or thereafter to meet the increasing deliveries and sales incorporated by the Company in the business plan. If the Company is unable to secure access to third party discharge terminals, or acquire its own discharge terminals, its revenues, operations and financial condition could be materially adversely affected.

When the Eagle Rock Shareholders Agreement was entered into in 2002, it did not contemplate the construction or use of the Richmond Terminal or other terminals by third parties (including the Orca Partnership) prior to the construction of the Eagle Rock Quarry. In addition, the Eagle Rock Shareholders Agreement did not contemplate the marketing, shipment and sale of construction aggregates from other projects prior to the commencement of operations at the Eagle Rock Quarry. Accordingly, Eagle Aggregates holds the Richmond Terminal Lease, and the corresponding easement and facilities use agreements, and the Company's other potential ports interests. It also holds the marketing interests of the Company, including the ASA and it is expected that it will continue to manage the Company's operations in the United States, including the shipment and sale of construction aggregates from the Orca Quarry.

The parties to the Eagle Rock Shareholders Agreement are negotiating the terms and conditions of an arrangement for Eagle Aggregates for the financing, construction, and operation of the Richmond Terminal, and the purchase, shipping, distribution and sales of construction aggregates from the Orca Partnership. There is no certainty when or if an agreement will be reached. Any dispute between the parties could delay or impair the development and operation of the Orca Quarry.

The Company's freight contract has sufficient volume capacity to meet the Company's anticipated delivery and sales volumes of construction aggregates from the Orca Quarry to approximately 2010. Thereafter, the Company shall either have to secure additional committed volume capacity or spot shipments to meet anticipated higher volumes. If the Company is unable to secure the additional shipping volumes, or fails to meet the contracted annual minimum volumes, its revenues, operations and financial condition at that time could be materially adversely affected.

**The quarrying industry is competitive**

The quarrying industry is competitive and the Company faces strong competition from other quarrying companies, or prospective quarrying companies, in connection with the supply of construction aggregates to the Company's target markets. A number of these companies have greater financial resources, operational experience and technical capabilities than the Company. As a result of this competition, the Company may be unable to maintain quarrying operations on terms it considers acceptable or at all. Consequently, the Company's revenues, operations and financial condition could be materially adversely affected.

**Currency fluctuations may adversely affect the Company's revenues**

The effects on operating revenues and, hence, on cash flows, of the foreign exchange rate and the escalation of the Canadian dollar against the U.S. dollar are significant. The Company does not currently have any intention to enter into hedging contracts in connection with foreign currencies. The appreciation of the Canadian dollar against the U.S. dollar would decrease Canadian dollar sales proceeds, due to weaker U.S. dollars being converted into Canadian dollars, and could materially and adversely affect the Company's Canadian dollar-reported profitability, results of operations and financial condition.

**The Company has no history of construction aggregates project development or operations**

The Company has not previously developed or operated a construction aggregates project. There is no assurance that the Company's projects will be put into production, achieve commercial production or that the Company will produce revenue, operate profitably or provide a return on investment in the future. There can be no assurance that the Company will not suffer significant losses in the near future or that the Company will ever be profitable.

**Government regulation may adversely affect the Company**

The Company's construction aggregates quarrying, processing, and development activities are subject to extensive laws governing prospecting, quarrying, development, production, taxes, labour standards and occupational health, quarry safety, waste disposal, toxic substances, land use, environmental protection and remediation, endangered and protected species, water use, land claims of First Nations and local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit, curtail or prevent production, development or exploration. Amendments to current laws, regulations and permits governing operations and activities of quarrying and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new quarrying properties. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail production, development or exploration.

**The Company's title to its properties may be subject to disputes or other claims including land title claims of First Nations**

Although the Company has exercised the usual due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. Title to and the area of resource claims may be disputed. The Company's construction aggregates property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of the Company's properties, which, if successful, could impair their development and/or operations.

First Nations in British Columbia have made claims of rights and title to substantial portions of land and water in the Province including areas where the Company's operations are situated, creating uncertainty as to the status of competing property rights. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors; however, such rights or title are not absolute and may be infringed by government in furtherance of a legislative objective, subject to meeting a justification test. The effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been clarified. First Nations are seeking settlements including compensation from governments with respect to these claims, and the effect of these claims cannot be estimated at this time. The Federal Government and Provincial Government have been seeking to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these claims. Any settlements that may result from these negotiations may involve a combination of cash, resources, grants of conditional rights to gather food on public lands, and some rights of self-government. The issues surrounding aboriginal title and rights are not likely to be resolved by the Federal Government or Provincial Government in the near future.

In a landmark decision in late 2004, the Supreme Court of Canada determined that there is a duty on government to consult with and, where appropriate, accommodate First Nations where government decisions may impact on

claimed, but as yet unproven, aboriginal rights or title. This decision also provided much needed clarification of the duties of consultation and accommodation. The Court found that third parties are not responsible for consultation or accommodation of aboriginal interests and that this responsibility lies with government. However, environmental and mine permits will not be granted by provincial and federal agencies unless they are satisfied that the duty to consult and accommodate has been fully met. In 2005 the Supreme Court of Canada confirmed this duty exists with respect to claimed treaty rights.

On November 7, 2005, the Komoyue Petitioners filed the Komoyue Petition in the Supreme Court of British Columbia seeking to quash Environmental Assessment Certificate M05-01 issued in respect of the Orca Quarry. Based on the Company's review of the Komoyue Petition and supporting documents, the Company believes the Komoyue Petition is without merit and as such will be vigorously defending the Environmental Assessment Certificate M05-01 in order to have the Komoyue Petition dismissed. There can be no assurance, however, that the Environmental Assessment Certificate M05-01 will not be quashed, in which event the Company may be materially adversely affected and would be required to obtain a new environmental assessment certificate to proceed with the development of the Orca Quarry.

The Tseshaht First Nation has asserted traditional rights and title over the Eagle Rock Quarry site. The Hupacasath First Nation and the Ucluelet First Nation, who are shareholders in Eagle Rock and who have also asserted traditional rights and title over the Eagle Rock Quarry site, and the Company have agreed pursuant to the Eagle Rock Shareholders Agreement to seek the participation of the Tseshaht in the Eagle Rock Quarry. The Tseshaht have rejected the terms of the participation offered and have sought a royalty-based participation in the Eagle Rock Quarry. The terms of any participation have not been agreed upon, and the Tseshaht may, therefore, seek to dispute the Company's title in the Eagle Rock Quarry, despite the fact that the Company has received the environmental assessment certificate for the Eagle Rock Quarry and has no legal obligation to consult and accommodate the Tseshaht. Any such dispute could delay or, if resolved in a manner adverse to the Company, impair the development and operation of the Eagle Rock Quarry.

**Quarrying involves a high degree of risk**

Quarrying operations involve a degree of risk. The Company's operations will be subject to all the hazards and risks normally encountered in the development and production of construction aggregates, including, without limitation, unusual and unexpected geologic formations, seismic activity, pit-wall failures, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, quarries and other producing facilities, damage to life or property, environmental damage and legal liability. In addition to these risks stated above, processing operations are subject to various hazards, including, without limitation, equipment failure, labour disputes and industrial accidents. Should any of these risks occur, it may result in increased cost of production, delays, write-down of an industrial property, work stoppages, legal liability or injury or death to personnel, all of which may have an adverse effect on the Company's operations and financial condition.

**Construction aggregates resources are estimates only**

There is no certainty that the construction aggregates resource represented at the Company's properties will be realized or that such resource can be economically quarried. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Until a deposit is actually mined and processed, the quantity of construction aggregates resources must be considered as estimates only. There is a risk that the actual deposits encountered and the economic viability of the deposits may differ materially from the resource estimates. Any material change in quantity of construction aggregates resources may affect the economic viability of the Company's properties.

The volume of construction aggregates quarried and processed may not be the same as currently anticipated in the Company's resource estimates. Any material reductions in estimates of construction aggregates resources, or of the Company's ability to extract these construction aggregates, could have a material adverse effect on the Company's results of operations and financial condition.

**The Company may not secure its intended debt refinancing terms**

The Beneficial Case included in the economic assessment of the Orca Quarry and the Richmond Terminal incorporates the assumption that the Debt Financing in the estimated amount of US$47 million, at increasing interest rates to 25% in the fourth year of such loan, will be refinanced in the fourth year at an interest rate of 8%, and repaid equally over ten years. See ''Orca Sand & Gravel Project — Economic Analysis — Beneficial Case'' and ''Debt Financing'' for further details. Although the Company has the right to prepay the loan under the Debt Financing in full at any time prior to the maturity date of January 1, 2012, there can be no assurance that the Company will be able to find alternate financing upon the terms and conditions contemplated in the Beneficial Case, or upon terms and conditions acceptable to the Company. In such circumstances, the economic viability of the Beneficial Case could be adversely affected.

**The Company currently depends on a single property**

The Company's only material mineral project is the East Cluxewe Deposit. Unless the Company acquires or develops additional material properties or projects, the Company will be solely dependent upon the operation of the Orca Quarry for its revenue and profits, if any.

**The actual costs of reclamation are uncertain**

The actual costs of reclamation included in the Company's plan for the Orca Quarry are estimates only and may not represent the actual amounts which will be required to complete all reclamation activity. It is not possible to determine the exact amount that will be required, and the amount that the Company is required to spend could be materially different than current estimates. Reclamation bonds or other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation over the life of the operation of Orca Quarry. Although the Company has included estimated reclamation amounts in its plan for the Orca Quarry, it may be necessary to revise the planned expenditures, and the operating plan for the quarry, in order to fund required reclamation activities. Any additional amounts required to be spent on reclamation may have a material adverse affect on the Company's financial condition and results of operations.

**The Company will require other construction aggregates resources in the future**

The Orca Quarry has an estimated quarry life of about 25 years, which may not prove to be accurate. Because quarries have limited lives based on proven and probable construction aggregates reserves, in the longer term and assuming the Orca Quarry is placed into production, which cannot be assured, the Company will have to replace and expand its construction aggregates resources as the Orca Quarry depletes. In the longer term, the Company's ability to maintain or increase its annual production of construction aggregates will be dependent almost entirely on its ability to bring new quarries into production.

**The Company's operations are subject to environmental risks**

All phases of the Company's operations are subject to federal, provincial and local environmental regulation in the various jurisdictions in which it operates which could potentially make operations expensive or prohibit them all together. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations or prevent operations all together. Environmental hazards may exist on the properties on which the Company holds and will hold interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with the Company's operations, which could potentially make operations expensive or prohibit them altogether. To the extent such future approvals are required and not obtained, the Company may be curtailed or prohibited from

restarting or continuing its quarrying operations or from proceeding with planned exploration or development of construction aggregates properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in quarrying operations or in the development of construction aggregates properties may be required to compensate those suffering loss or damage by reason of the quarrying activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The Company is not insured against environmental risks.

**The Company does not insure against all risks**

The Company's insurance will not cover all the potential risks associated with a quarrying company's operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the quarrying industry on acceptable terms. The Company might also become subject to liability for environmental occurrences pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

**Certain groups are opposed to quarrying**

In North America there are organizations opposed to quarrying, particularly open pit quarries such as the Orca Quarry. The Company believes it has the support of representatives from the community and First Nation groups nearest the Orca Quarry and from various levels of government in British Columbia having jurisdiction over the Orca Quarry. Although the Company intends to comply with all environmental laws and permitting obligations in conducting its business, there is a risk that those opposed to its operation at the Orca Quarry will attempt to interfere with the Company's operations, whether by legal process, regulatory process or otherwise. Such interference could have an impact on the Company's ability to operate its properties in the manner that is most efficient or appropriate, if at all, and any such impact could materially adversely affect the financial condition and results of operations of the Company.

**The Company is dependent on its key personnel**

The Company is principally dependent upon certain of its executive management team, including its President and Chief Executive Officer. The loss of the services of its executive officers could have a material adverse effect on the Company. The Company's ability to manage its development and operating activities, and hence its success, will depend in large part on the efforts of its executive officers and other members of management of the Company. The Company faces intense competition for qualified personnel, and there can be no assurance that it will be able to attract and retain such personnel. The Company does not yet have in place formal programs for succession or training of management.

**The Company's growth will require new personnel**

The Company is expecting significant growth in its number of employees as a result of the development of its construction aggregate production and marine export business. This growth will place substantial demands on the Company and its management. The Company's ability to assimilate new personnel will be critical to its performance. The Company will be required to recruit additional personnel and to train, motivate and manage its employees. The Company will also have to adopt and implement new systems in all aspects of its operations. There can be no assurance that the Company will be able to recruit or retain personnel required to execute its programs or to manage these changes successfully.

**The Company may not meet minimum freight contract volumes**

The Company's freight contract provides for minimum annual volumes of construction aggregates that increase substantially, particularly during the earlier years of the contract. If the Company is unable to secure sufficient sales volumes to meet those minimum freight volumes, its revenues, operations and financial condition could be materially adversely affected.

**The Company's operations may require further capital**

The quarrying, processing, and development of the Company's properties and Richmond Terminal may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of development or production of the Company's properties and the Richmond Terminal or even a loss of those property interests. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. Any future financing may be dilutive to existing shareholders.

**The Company's directors and officers may have conflicts of interest**

Certain of the directors and officers of the Company also serve as directors, officers and/or significant shareholders of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.

**The Company does not have a dividend history or policy**

No dividends on the Common Shares have been paid by the Company to date. Payment of any future dividends will be at the discretion of the Company's board of directors after taking into account many factors, including the Company's operating results, financial condition and current and anticipated cash needs.

An investment in securities of the Company is speculative and involves significant risks which should be carefully considered by prospective investors before purchasing such securities.

In addition to the other information contained in this Annual Information Form, the following factors should be considered carefully by investors when evaluating an investment in our securities.

## DIVIDENDS AND DIVIDEND POLICY

We did not pay any dividends in any of our fiscal years ended December 31, since our incorporation. We intend to retain all available funds, if any, for use in our business and do not anticipate paying any dividends in the foreseeable future.

## CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Common Shares without par value.

**Common Shares**

The holders of Common Shares are entitled to one vote per share at all meetings of Shareholders of the Company except for meetings at which only the holders of shares of another class or of a particular series are entitled to vote separately as a class or series. The holders of Common Shares are entitled to receive dividends if, as and when declared by the Company's board of directors. In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of our assets remaining after payment of all of our liabilities. The Common Shares carry no pre-emptive or conversion rights. As of the date hereof, 29,624,845 Common Shares were issued and outstanding.

**Incentive Stock Option Plan**

Effective April 23, 2001, the board of directors of the Company adopted and approved an Incentive Stock Option Plan, which was approved by the shareholders on March 26, 2002, and which has been subsequently amended (the "Option Plan"). The purpose of the Option Plan is to attract and retain superior directors, officers, advisors, employees and other persons or companies engaged to provide ongoing services to the Company an incentive for such persons to put forth maximum effort for the continued success and growth of the Company and in combination with these goals, to encourage their participation in the performance of the Company.

The Option Plan currently reserves a maximum of 1,900,000 Common Shares for issue pursuant to options granted under the Option Plan (representing approximately 6.4% of the issued and outstanding Common Shares as of the date hereof). As of the date hereof, an aggregate of 50,000 Common Shares have been issued pursuant to the exercise of options, leaving 1,850,000 Common Shares reserved for issuance under the Plan. Options which have expired, were cancelled or otherwise terminated without having been exercised are available for subsequent grants under the Option Plan. As of the date hereof 1,850,000 options to purchase 1,850,000 Common Shares (representing approximately 6.2% of the issued and outstanding Common Shares as of the date hereof) are issued and outstanding under the Option Plan, and no options remain available under the Option Plan.

The Option Plan provides that the Board of Directors may from time to time grant Options to acquire all or part of the Common Shares subject to the Option Plan to directors, officers, advisors, employees and other persons or companies engaged to provide ongoing services to the Company. The options are non-assignable and non-transferable otherwise than by will or by laws governing the devolution of property in the event of death. Each option entitles the holder to one Common Share. The exercise price for options granted pursuant to the Option Plan will be determined by the Board of Directors on the date of the grant, which price may not be less than the market value. Market value is defined under the Option Plan as the closing price of the Common Shares on The Toronto Stock Exchange (the "TSX") on the trading day immediately preceding the grant day and if there is no closing price, the last sale prior thereto. The term of the options granted is determined by the Board of Directors, which term may not exceed a maximum of ten years from the date of the grant. The Board also has the authority to determine the vesting conditions of the options, and certain other terms and conditions of the options. Options granted under the Option Plan may be exercised as soon as they have vested. The Option Plan does not contemplate that the Company will provide financial assistance to any optionee in connection with the exercise of options.

In accordance with the rules of the TSX, options granted under the Plan will be subject to certain restrictions which include:

(a) the number of Common Shares which may be issued pursuant to the Option Plan (or any other employee related plan or options for services) to any one person may not exceed 5% of the Common Shares issued and outstanding on a non-diluted basis from time to time;

(b) the number of Common Shares which may be reserved for issuance pursuant to the Option Plan (or any other employee-related plan or options for services) to all insiders of the Company may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis from time to time; and

(c) the number of Common Shares which may be issued pursuant to the Option Plan (or any other employee related plan or options for services) (i) to all insiders of the Company within a one-year period may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis from time to time.

An optionee whose employment with the Company is terminated as a result of retirement, disability or redundancy will have 60 days from the date of termination to exercise any options that had vested as of the termination date. An optionee whose employment with the Company is terminated, other than for cause, at any time in the six months following a change of control of the Company shall have 90 days from the date of termination to exercise any option granted, and all options granted will immediately vest on the date of the termination. In the event of the death of an optionee, either prior to termination or after retirement or disability, the optionee's legal representative will have one year from the date of the optionee's death to exercise any options that had vested on the date of the optionee's death.

In the event of any other termination, the optionee shall have 30 days from the date of termination to exercise any options that had vested on the termination date. In the event that an optionee is terminated for cause, any options not exercised prior to the termination shall lapse.

In the event that we:

(a) subdivide, consolidate, or reclassify our outstanding Common Shares, or make another capital adjustment or pay a stock dividend, the number of Common Shares receivable under the Option Plan will be increased or reduced proportionately; and

(b) amalgamate, consolidate with or merge with or into another body corporate, holders of Options under the Option Plan will, upon exercise thereafter of such Option, be entitled to receive and compelled to accept, in lieu of Common Shares, such other securities, property or cash which the holder would have received upon such amalgamation, consolidation or merger if the Option was exercised immediately prior to the effective date of such amalgamation, consolidation or merger.

Subject, where required, to the approval of the TSX, and/or applicable securities regulatory authorities, the Board may, from time to time amend, suspend or terminate the Option Plan in whole or in part. Pursuant to TSX requirements, shareholder approval is required for amendments to the Option Plan that involve:

(a) amendments to the number of securities issuable under the arrangement, including an increase to a fixed maximum number or a fixed maximum percentage or a change from a fixed maximum number to a fixed maximum percentage;

(b) the introduction of a provision permitting reloading upon exercise;

(c) any change to the eligible participants which would have the potential of broadening or increasing insider participation;

(d) the addition of any form of financial assistance;

(e) any amendment to the financial assistance provision which is more favourable to participants;

(f) the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the reserved shares;

(g) the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the issuer; and

(h) in circumstances where the amendment could lead to a significant or unreasonable dilution in the issuer's outstanding securities or may provide additional benefits to eligible participants, especially insiders at the expense of the issuer and its existing securityholders.

In addition, the Option Plan and any outstanding options may be amended or terminated by the Board if the amendment or termination is required by any securities regulators, a stock exchange or a market as a condition of approval to a distribution to the public of the Common Shares or to obtain or maintain a listing or quotation of our Common Shares.

The Board may also amend or terminate any outstanding option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however, that the holder of the Option must consent to such action if it would materially and adversely affect the holder.

A copy of the Option Plan may be obtained by any Shareholder by request to the Secretary of the Company at Suite 1780, 999 West Hastings Street, Vancouver, BC, V6C 2W2, telephone no. (604) 915-5000.

**Shareholder Rights Plan**

On October 17, 2005, the Board of Directors of the Company approved the adoption of a shareholder rights plan agreement (the ''Rights Plan'') between the Company and Computershare Investor Services Inc. (the ''Rights Agent''). The Rights Plan became effective at 12:10 am (Vancouver time) on January 11, 2006 (the "Record Time"). The Rights Plan will expire at the close of the annual meeting of shareholders of the Company in 2009 (the "Expiration Time"), unless reconfirmed by the shareholders at such meeting, or unless the Rights are earlier redeemed or exchanged. The Rights Plan is similar to plans adopted recently by several other Canadian companies.

The Rights Plan is designed to encourage the fair treatment of shareholders in connection with any take-over offer for the Company. The Rights Plan will provide the Board and the shareholders with more time to fully consider any unsolicited take-over bid for the Company without undue pressure, to allow the Board to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. Securities legislation in Canada requires a take-over offer to remain open for only 35 days.

Under the Rights Plan, an offeror making a take-over bid for the Common Shares of the Company that constitutes a ''permitted bid'' as defined under the Rights Plan may not take up any shares before the close of business on the 60th day after the date of the bid and unless at least 50% of the Company's Common Shares not beneficially owned by the person making the bid and certain related parties are deposited, in which case the bid must be extended for 10 business days on the same terms. The Rights Plan will encourage an offeror to proceed by way of ''permitted bid'' or to approach the Board with a view to negotiation by creating the potential for substantial dilution of the offeror's position. Under the Rights Plan, a ''permitted bid'' must be a take-over bid for all of the Common Shares of the Company.

The Rights Plan will not lessen or affect the duty of the Board to act honestly and in good faith and in the best interests of the Company. The Rights Plan is designed to provide the Board with the means to negotiate with an offeror and with sufficient time to seek out and identify alternative transactions on behalf of the Company's shareholders.

One right (the ''Right'') was issued by the Company in respect of each Common Share outstanding at the Record Time. One Right was also issued for each additional Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time. The Separation Time is defined as the close of business on the eighth trading day after the earlier of (a) the first public announcement that a person has acquired, subject to exceptions, beneficial ownership of 20% or more of the Common Shares of the Company, and (b) the date of commencement of, or first public announcement of an intention to commence a take-over bid (other than a ''permitted bid'') to acquire beneficial ownership of 20% or more of the Common Shares of the Company). Each Right will entitle the holder to purchase from the Company one Common Share at a price of $100, subject to certain anti-dilution adjustments. The Rights, however, will not be exercisable until the Separation Time. Upon the occurrence of certain events that constitute ''flip-in events'' under the Rights Plan, each Right will then entitle the holder to purchase Common Shares having a market price of $200 for $100.

The Company may, from time to time supplement or amend the Rights Plan to correct clerical or typographical errors or to maintain the enforceability of the Rights Plan as a result of a change in law. All other amendments require shareholder approval.

If a potential offeror does not wish to make a permitted bid, it can negotiate with, and obtain the prior approval of, the Board to make a bid by take-over bid circular on terms that the Board considers fair to all shareholders. In such circumstances, the Board may waive the application of the Rights Plan to that transaction, thereby allowing such bid to proceed without dilution to the offeror, and will be deemed to have waived the application of the Rights Plan to all other contemporaneous bids made by Take-over Bid circular. All other waivers require shareholder approval.

Until the Separation Time, the Rights will trade together with the Common Shares, will be represented by the Common Share certificates and will not be exercisable. After the Separation Time, the Rights will become exercisable, will be evidenced by Rights certificates and will be transferable separately from the Common Shares.

**Warrants – Debt Financing**

See "Debt Financing – Loan Fee" for details regarding common share purchase warrants issued by the Company in connection with the Debt Financing.

## MARKET FOR SECURITIES

*Trading Price and Volume*

As of the date hereof, our Common shares are listed and posted for trading on the Toronto Stock Exchange under the symbol "PLS". The following sets out the price range and volumes traded or quoted on the TSX on a monthly basis for each month since our Common Shares became listed on the TSX on January 10, 2006:

| Month | High | Low | Close | Volume |
|---|---|---|---|---|
| January 10 – 31, 2006 | $5.00 | $4.75 | $4.95 | 4,048,932 |
| February 2006 | $4.90 | $4.45 | $4.60 | 1,117,224 |

## DIRECTORS AND OFFICERS

Our directors are elected by the shareholders at each annual meeting and typically hold office until the next annual meeting at which time they may be re-elected or replaced. Casual vacancies on the board are filled by the remaining directors and the persons filling those vacancies hold office until the next annual general meeting at which time they may be re-elected or replaced. The officers are appointed by the board and hold office at the pleasure of the board.

The following table sets forth the names and municipality, province and country of residence of all our executive officers and directors, as well as the positions and offices with us held by such persons and their principal occupations. Collectively, as of the date hereof the directors and executive officers of the Company, as a group, own 3,715,141 Common Shares (5,372,641 on a fully diluted basis), representing approximately 12.5% (17.1% on a fully diluted basis) of the issued and outstanding Common Shares.

| Name, Municipality of Residence and Present Position with the Company | Date Became a Director/Officer | Principal Occupation(5) | Common Shares Held |
|---|---|---|---|
| MARCO A. ROMERO(3)<br>Vancouver, B.C.<br>Director, President & Chief Executive Officer | May 14, 1999 | President of the Company and Chief Executive Officer. | 800,721 |
| ROMAN SHKLANKA(2)<br>Vancouver, B.C.<br>Director and Chairman | August 8, 2000 | Chairman and Director of a number of resource companies, and an independent consultant in mineral exploration. | 819,000 |
| R. STUART ANGUS (4)<br>Vancouver, B.C.<br>Director | September 30, 2003 | Independent business advisor to the mining industry. | 90,000 |
| ROBERT M. EDSEL (2)(4)<br>Dallas, Texas<br>Director | December 12, 2002 | Chief Executive Officer of Agon Investment Company. | 1,245,000 |

| Name, Municipality of Residence and Present Position with the Company | Date Became a Director/Officer | Principal Occupation[5] | Common Shares Held |
|---|---|---|---|
| TERRENCE A. LYONS[1][3]<br>Vancouver, B.C.<br>Director | May 1, 2004 | Chairman of Northgate Minerals Corporation since June 1993. President and Managing Partner of B.C. Pacific Capital Corporation from May 1988 to February 2004. | 25,000 |
| GARY D. NORDIN[2]<br>North Vancouver, B.C.<br>Director | August 18, 2000 | Vice President, Exploration of Portal Resources Ltd. since March 2004. | 164,000 |
| JOHN H. PURKIS[1][4]<br>Vancouver, B.C.<br>Director | August 18, 2000 | CEO of Uganda Gold Mining since January 2006 and Mining Consultant. | 165,000 |
| DAVID F. SINGLETON [3]<br>Roswell, Georgia<br>Director | October 5, 2001 | President of Proconsult UK Ltd., since 1990. | 62,245 |
| PAUL B. SWEENEY[1][3]<br>Surrey, B.C.<br>Director | April 22, 2004 | Vice President and Chief Financial Officer of Andagan Resource Corp. | 31,250 |
| HARRY P. SUTHERLAND<br>North Vancouver, B.C.<br>Vice President Finance &<br>Chief Financial Officer | August 18, 2000 | Consultant to the Company since June 2000 and Vice President Finance & Chief Financial Officer since November 2000. | 215,000 |
| HERBERT G. A. WILSON<br>West Vancouver, B.C.<br>Senior Vice President &<br>Chief Operating Officer | June 3, 2004 | Appointed General Manager, Project Development, on July 10, 2001, Vice President & Chief Operating Officer on September 1, 2002, and Senior Vice President & Chief Operating Officer on May 1, 2004. | 97,925[6] |
| DARLENE LYNCH<br>Delta, B.C.<br>Corporate Secretary | October 14, 2004 | Executive Administrator for the Company since June 2004, and Corporate Secretary since October, 2004. | Nil |

**Notes:**

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Finance Committee.

(4) Member of the Corporate Governance and Nominating Committee

(5) See biographies below for principal occupations within the five preceding years.

(6) 50,000 of these Common Shares are held by Mr. Wilson's wife.

The following are brief biographies of our directors and senior management team:

*Marco A. Romero, age 43, Director, President & Chief Executive Officer* — Mr. Romero has over 26 years experience in the mining industry with senior roles in exploration, mine development, mergers and acquisitions, environmental permitting, and business management. Mr. Romero has been the President of Polaris Minerals Corporation since 2000. He was the former Senior Vice President of Corporate Development of Ivanhoe Mines Ltd. from February 1998 to June 2000 and Co-founder and former Executive Director of Eldorado Gold Corporation ("Eldorado Gold") from 1991 to 1997.

***Roman Shklanka**, age 72, Chairman and Director* — Dr. Shklanka is the Chairman and a Director of International Barytex Resources, Kobex Resources Ltd., and is Vice-Chairman and Director of Pacific Imperials Mines Inc. He is an independent consultant in mineral exploration. Mr. Shklanka was Chairman of Canico Resource Corp. from February 2002 to December 2005. He was former Chairman and a major shareholder of Sutton Resources Ltd. from 1995 to 1999 which was acquired by Barrick Gold Corporation in 1999. For over 20 years Mr. Shklanka has held various exploration and management positions with Placer Dome Inc. including Vice President of Exploration.

***R. Stuart (Tookie) Angus**, age 56, Director* — Mr. Angus is an independent business advisor to the mining industry. He was Managing Director — Merger & Acquisitions with the merchant banking and financial advisory firm Endeavour Financial Ltd. ("Endeavour") from November 2003 until December 2005, and was responsible for merger and acquisition mandates. Prior to joining Endeavour, Mr. Angus was a partner at the Canadian law firm Fasken Martineau DuMoulin LLP in its Business Department and headed the firm's Global Mining Group from February 2001 to October 2003 and was a partner with the Canadian law firm Stikeman Elliot LLP from 1996 to 2001. For over 25 years, Mr. Angus has focused on significant international exploration, development and mining ventures, and all aspects of their structuring and finance.

***Robert M. Edsel**, age 48, Director* — Mr. Edsel began his business career as an independent oil and gas producer in 1981 concentrating on the acquisition and development of high-quality prospects in the Giddings Field, Texas. In May 1995, Mr. Edsel sold the assets of his privately held exploration firm, Gemini Exploration Company, to Union Pacific Resources Company. In 2001, Mr. Edsel's privately held investment vehicle, Agon Investment Company, began actively pursuing investment opportunities, and to date, in addition to investments in oil and gas exploration, Agon has invested in privately held companies involved in consumer finance, construction aggregates, art, and film distribution. Mr. Edsel has been the Chief Executive Officer of Agon Investment Company since 1996.

***Terrence A. Lyons**, age 56, Director* — Mr. Lyons has experience in natural resources, manufacturing, real estate, merchant banking and corporate restructuring activities. Mr. Lyons is currently the Chairman of Northgate Minerals Corporation (since 1993) and a director and officer of several public and private corporations including a director and the Chairman of the audit committee of Canaccord Capital Inc., a director of B.C. Pacific Capital Corporation (since 1986), a director of Diamonds North Resources Ltd. (since 2004) and TTM Resources Inc. (since 2004). Mr. Lyons was formerly the President and Managing Partner of B.C. Pacific Capital Corporation from 1988 to 2004, a Managing Partner of Brascan Financial Corporation for 17 years, a past chairman of Versatile Pacific Shipyards Inc., Westmin Resources and Vice Chairman of Battle Mountain Gold. Mr. Lyons currently serves as the Chairman of the Mining Association of British Columbia.

***Gary D. Nordin**, age 58, Director* — Mr. Nordin has over 25 years experience in the mining industry. He is Vice President Exploration of Portal Resources Ltd. (since 2003) and Cansil Resources Inc. (since 1999). Mr. Nordin is a former director and co-founder of Eldorado Gold and Vice-President Exploration of Eldorado Gold from 1992 to 1997 and the former Chief Consulting Geologist of Eldorado Gold from 1997 to 2001. Mr. Nordin is a former director and Vice-President, Exploration of Bema Gold Corporation from 1984 to 1992.

***John H. Purkis**, age 55, Director* — Mr. Purkis has over 30 years experience in the mining industry covering all phases of the industry from exploration to mine closure. He is CEO of Uganda Gold Mining (since January 2006). He was the President and Chief Executive Officer of MCK Mining Corp. from November 2003 to January 2006 and is the former Vice-President Mining and Development of Atna Resources Ltd. from May 2000 to December 2002, Project Manager of Genel Dominicana from August 1996 to August 1999, Vice-President, Projects of Inmet Mining Corporation from October 1993 to July 1996, Vice-President, Mining of Minnova Inc. (November 1991 to October 1993), Chief Engineer of Cyprus Anvil Mining Corp. from 1979 to 1983.

***David F. Singleton**, age 66, Director* — Mr. Singleton has been the President of Eagle Rock Aggregates Inc. since 2002. Mr. Singleton has over 40 years experience in the industrial minerals sector. Mr. Singleton is currently the President of Proconsult UK Ltd. ("Proconsult") (since 1990), and Mr. Singleton controls Proconsult. Mr. Singleton was the past managing director of ARC Aggregates Limited from 1987 to 1989, a large aggregates producer in Europe which was acquired by Hanson Plc in 1989. Mr. Singleton was involved in the creation in 1982 of BACMI (British Aggregates Construction Materials Industries) and acted as Chairman of the Economic and Public Affairs Committee from 1984 to 1987. Mr. Singleton formed Global Stone Corporation, a lime and limestone company, and took the company public on the Toronto Stock Exchange in 1993. Mr. Singleton was the past President and Chief Executive Officer of Global Clay Products LLC from 1999 to 2001, a company in the North American clay brick industry. He was also the former International Director of the National Stone Association from 1994 to 1998.

***Paul B. Sweeney**, age 56, Director* — Mr. Sweeney is a financial executive with over 30 years experience in the mining industry. He is the Vice President and Chief Financial Officer of Andagan Resource Corp. (since January 2006). He was the Vice President and Chief Financial Officer of Canico Resource Corp. from 2002 to December 2005, and former Chief Financial Officer of Manhattan Minerals Corp. from 1999 to 2001, Sutton Resources Ltd. from 1998 to 1999, Princeton Mining Corporation from 1997 to 1998, and Gibraltar Mines Limited from 1993 to 1996. Mr. Sweeney has over 20 years of finance experience with Placer Dome Inc. and is a director of a number of mineral resource companies.

***Harry P. Sutherland**, age 57, Vice President Finance & Chief Financial Officer* — Mr. Sutherland has over 30 years experience in senior financial responsibilities in the mining industry. He has been Vice President Finance and Chief Financial Officer of Polaris Minerals Corporation since 2000. He was the past Chief Financial Officer of Manhattan Minerals Corp. from 1996 to 1999, Chief Financial Officer of Eldorado Gold from 1995 to 1996, Manager of Finance of Hudson Bay Mining and Smelting Ltd. from 1993 to 1995, and Chief Financial Officer of Imperial Metals Corporation from 1984 to 1992. Mr. Sutherland held various finance and management positions with Gold Fields of South Africa Ltd. from 1971 to 1982. Mr. Sutherland has indicated that he intends to retire from his position as Vice President Finance and Chief Financial Officer of the Company effective as of April 30, 2006. On March 30, 2006 the board of directors of the Company appointed Lisa Dea as Vice President Finance & Chief Financial Officer of the Corporation effective May 1, 2006.

***Herbert G. A. Wilson**, age 55, Senior Vice President & Chief Operating Officer* — Mr. Wilson has over 30 years of experience in the development and operation of construction materials and industrial minerals operations. Mr. Wilson was a founder, director, Executive Vice-President, and Chief Operating Officer of Global Stone Corporation from 1992 to 1998, a Toronto-listed public company producing construction aggregates and lime products. Mr. Wilson is the past President of United States Lime & Minerals Inc. from 1999 to 2000 producing lime products and construction materials from limestone quarries located in the south-central states.

***Darlene Lynch**, age 43, Corporate Secretary and Executive Administrator* — Ms. Lynch has been Executive Administrator of Polaris Minerals Corporation since June 2004 and was appointed Corporate Secretary in October 2004. She holds an Honours Bachelor of Business Administration from Wilfrid Laurier University in Waterloo, Ontario. Ms. Lynch has extensive experience in administrative, executive and organizational support and project coordination. She was Property Management Assistant in the Real Estate Management Group at Colliers International in Vancouver from August 2000 to February 2004.

**Corporate Cease Trade Orders or Bankruptcies**

Other than as set out in this section in respect of Terrance A. Lyons and Roman Shklanka, none of the directors or executive officers of the Company is, or has been within the ten years before the date of this Annual Information Form, a director or officer of any other company that, while such person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the company access to any statutory exemptions under the Canadian securities legislation, for a period of more than 30 consecutive days, or was declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

Terrance A. Lyons was a director of International Utility Structure Inc. ("IUSI"), which was granted on October 17, 2003 an order by the Court of Queen's Branch of Alberta to provide creditor protection to IUSI and to permit IUSI to develop a financial restructuring plan to present to its creditors under the *Companies' Creditor Arrangement Act* ("CCAA"). On March 31, 2005, an order was granted approving the final plan and distribution to creditors under the CCAA and Mr. Lyons then resigned as the director concurrent with such final order. Terrance A. Lyons is the president of FT Capital Ltd. which is the subject of cease-trade orders issued by the British Columbia Securities Commission, the Alberta Securities Commission and the Ontario Securities Commission for failure to file financial statements.

Roman Shklanka is a director of Texon Technologies Inc., a private company, which received a Petition for a Receiving Order under the *Bankruptcy and Insolvency Act* (Canada) on August 27, 2004. The issues surrounding the Order were resolved in the first half of 2005 pursuant to a Plan of Arrangement.

**Penalties or Sanctions**

None of the directors or executive officers of the Company has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

**Personal Bankruptcies**

None of the directors or officers of the Company has, within the ten years before the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director of officer.

**Conflicts of Interest**

To the Company's knowledge, and other than as disclosed in this Annual Information Form, there are no known existing or potential conflicts of interest among the Company, its directors and executive officers, or other members of management, or of any proposed director, officer or other member of management as a result of their outside business interests except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies. See "Interest of Management and Others in Material Transactions".

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests that they may have in any material contract or material transaction. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter. The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest in respect of the Company and are required to comply with such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers.

## CORPORATE GOVERNANCE AND BOARD COMMITTEES

**Board of Directors**

The Board of Directors is responsible for supervising the management of the business and affairs of the Company, including the approval of major transactions such as strategic alliances, acquisitions and financings. The Board establishes the overall policies and standards for the Company and monitors and evaluates the Company's strategic direction and retains plenary power for those functions not specifically delegated by it to management. The directors are kept informed of the Company's operations at meetings of the Board and its committees and through

reports and analyses by management. In addition, informal communications between management and directors occur apart from regularly scheduled Board and committee meetings. Certain of the directors are also directors or managers of investment funds that are shareholders of the Company, which could create the possibility for such person to be in a position of conflict of interest. However, these persons have a duty to deal fairly and in good faith with the Company and such other organizations in making any decision or recommendation involving the Company. In addition, as applicable, such directors and officers will refrain from voting on any matter in which they have a conflict of interest.

**Committees of the Board of Directors**

The Company's board of directors has a compensation committee, a finance committee, a corporate governance and nominating committee and an audit committee.

*Compensation Committee*

The compensation committee assists the board of directors in fulfilling its oversight responsibilities relating to compensation. The committee's role includes establishing a remuneration and benefits plan for directors, executives and other key employees and reviewing the adequacy and form of compensation of directors and senior management. The committee oversees the development and implementation of compensation programs in order to support the Company's business objectives and attract and retain key executives. The committee also reviews and makes recommendations to the Company's board of directors regarding the Company's incentive compensation equity-based plans. The current members of the compensation committee are Roman Shklanka (Chairman), Robert Edsel, and Gary Nordin, who are all independent directors.

*Finance Committee*

The finance committee assists the board of directors in fulfilling its oversight responsibilities relating to the arrangement, monitoring, and management of the finances of the Company. The committee ensures that the Company considers all reasonable financing alternatives, and arranges the required equity and debt on competitive terms and conditions taking into account the Company's existing financial position and its proposed projects and operations. The finance committee reviews and makes recommendations to the Company's board of directors regarding new financing arrangements and the monitoring and management of all financing obligations. The current members of the finance committee are Terrence Lyons (Chairman) and Paul Sweeney, who are both independent directors, and Marco Romero and David Singleton.

*Corporate Governance and Nominating Committee*

The corporate governance and nominating committee assists the board of directors in fulfilling its oversight responsibilities relating to the governance of the Company and its relationship with senior management. The committee's role includes developing and monitoring the effectiveness of the Company's system of corporate governance, assessing the effectiveness of individual directors, the board of directors and various board committees, and is responsible for appropriate corporate governance and proper delineation of the roles, duties and responsibilities of management, the board of directors and its committees. The committee is responsible for recommending to the board a set of corporate governance principles and reviewing those principles at least once a year. The committee oversees the Company's investor relations and public relations activities. In addition, the committee is responsible for identifying and recommending candidates qualified to become directors and board committee members and to ensure that an effective Chief Executive Officer succession plan is in place. The members of the corporate governance and nominating committee are Robert Edsel (Chairman), Stuart Angus, and John Purkis, all who are independent directors.

*Audit Committee*

The audit committee assists the board of directors in fulfilling its responsibilities for oversight of financial and accounting matters. In addition to recommending the auditors to be nominated and reviewing the compensation of the auditors, the committee is responsible for overseeing the work of the auditors, and pre-approving non-audit

services. The committee also reviews the Company's annual and interim financial statements and releases containing information taken from the Company's financial statements prior to their release. The committee is responsible for reviewing the acceptability and quality of the Company's financial reporting and accounting standards and principles and any proposed material changes to them or their application. The current members of the audit committee are John Purkis (Chairman), Terrence Lyons, and Paul Sweeney, who are all independent directors.

*Education and Experience of Members of the Audit Committee*

All members of the Audit Committee are independent and financially literate, based on either their experience as senior executives of a public and/or private company or their experience in the mining industry.

*Audit Committee Mandate*

The Company has adopted a mandate to guide the Audit Committee in the fulfillment of its purpose. The mandate is reviewed by the Board of Directors on a periodic basis. The mandate as most recently approved by the Board of Directors is attached as appendix A to this Annual Information Form.

*Pre-Approval Policies and Procedures of Non-Audit Services*

The Company recently completed its IPO in January 2006. While the Company's Audit Committee is responsible for pre-approving any non-audit services to be provided by the Company's auditors, PricewaterhouseCoopers LLP ("PWC"), the Company does not currently have formal pre-approval policies and procedures for such services. The Company's Audit Committee is in the process of implementing these policies and procedures for the Company's 2006 fiscal year. These policies and procedures may include certain prohibitions or restrictions on services that may be provided to the Company by PWC. Certain types of non-audit services ("Prohibited Services"), which are deemed to be inconsistent with an auditors' independence, will be prohibited under the proposed policies and procedures, and it is proposed that the Company and its subsidiaries will not engage PWC to carry out any Prohibited Services.

For services that are not Prohibited Services, the following pre-approval policies apply as outlined in the Charter of the Audit Committee:

The Audit Committee will pre-approve all audit services provided by PWC through their recommendation of PWC as shareholders' auditors at the Company's annual meeting and through the Audit Committee's review of PWC's annual audit plan.

The Audit Committee will annually review a list of audit, audit-related, tax and other non audit services and recommend pre-approval of these services for the upcoming year. All requests to engage PWC for other services will be addressed on a case-by-case specific engagement basis. The Company employee making the request is to submit the request for service to the Company's Chief Financial Officer. The request for service should include a description of the service, the estimated fee and the reason PWC is being engaged.

*External Auditor Service Fees*

The aggregate fees billed for professional services rendered by PWC and other accounting firms for the years ended December 31, 2005, and 2004 were as follows:

| Fiscal year ended December 31, | 2005 | 2004 |
|---|---|---|
| Audit Fees (for audit of the Corporation's annual financial statements for the respective year and reviews of the Corporation's quarterly financial statements) | $30,500 | $30,550 |
| Audit-Related Fees (for accounting consultation) | 85,000 | 28,790 |
| **Total audit and audit-related fees** | 115,500 | 59,340 |

| | | |
|---|---|---|
| Tax Fees | 58,918 | 26,800 |
| All Other Fees | - | - |
| **Total Fees** | **$174,418** | **$86,140** |

The Audit Committee considered and concluded that the provision by PWC of such audit, audit-related, tax and other services as were provided to the Company in fiscal 2005, is compatible with maintaining the independence of PWC.

## LEGAL PROCEEDINGS

Other than as discussed below, there are no material legal proceedings by or against the Company or affecting any of its properties as of the date of this annual information form.

On November 7, 2005, the Komoyue Heritage Society and Rita Hunt, purportedly on behalf of the Queackar-Komoyue Nation (collectively, the "Komoyue Petitioners"), filed a petition (the "Komoyue Petition") in the Supreme Court of British Columbia seeking, among other things, to quash Environmental Assessment Certificate M05-01 issued in respect of the Orca Quarry. The Company believes that the Komoyue Petition is without merit. The Queackar Tribe was previously merged with the Kwakiutl First Nation. Efforts by the Queackar-Komoyue Nation to dissolve this merger have been previously unsuccessful. Accordingly, the Company believes that the Kwakiutl was the appropriate entity to consult and accommodate and, as such, the Company entered into an impacts and benefits agreement with the Kwakiutl with respect to the Orca Quarry. See "History of the Orca Project".

In the event that the Komoyue Petitioners are successful (which the Company believes is unlikely), the Company believes that the appropriate remedy will be consultation and accommodation of the Komoyue Petitioners rather than an order that Environmental Assessment Certificate M05-01 be quashed. There can be no assurance that the Environmental Assessment Certificate M05-01 will not be quashed, in which case the Company may be materially adversely affected and would be required to obtain a new environmental assessment certificate to proceed with the development of the Orca Quarry. See "Risk Factors".

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, senior officer or principal shareholder of the Company and no associate or affiliate of the foregoing have had a material interest, direct or indirect, in any transaction in which the Company has participated within the three year period prior to the date of this annual information form, or will have any material interest in any proposed transaction, which has materially affected or will materially affect the Company, except as follows:

On May 12, 2004, Polaris Aggregates Inc. ("PAI"), a subsidiary of the Company, entered into the Services Agreement with Proconsult. Proconsult is controlled by David F. Singleton, a director of the Company. The Services Agreement provides that Proconsult will provide management services, including the identification and securement of aggregates discharge, storage and distribution sites at certain California ports, the development of suitable arrangements for the distribution and sale of aggregates from those sites, and the management of related engineering, environmental, marketing and financial research, studies and evaluations. The agreement has a five year term commencing July 1, 2004. Pursuant to the terms of this agreement, Proconsult will receive an annual fee of US$200,000, subject to annual adjustments and is eligible for the following performance bonuses: US$200,000 upon the first shipment of construction aggregates from a Project; and US$300,000 upon first achieving the sale of 4 million tonnes of construction aggregates from the Projects within a calendar year. Proconsult is also eligible for the following termination bonuses: if Proconsult terminates the agreement after earning the US$200,000 first shipment bonus but before earning the 4 million tonnes bonus, it will be entitled to US$150,000 upon the Company first achieving the sale of 4 million tonnes of construction aggregates from the Projects within a calendar year provided that the end of such calendar year occurs within 2 years of the termination; and if the Company terminates the agreement without just cause after Proconsult earns the US$200,000 first shipment bonus but before it earns the 4 million tonnes bonus, it will be entitled to US$300,000 upon the Company first achieving the sale of 4 million

tonnes of construction aggregates from the Projects within a calendar year provided that the end of such calendar year occurs within 2 years of the termination. Pursuant to the terms of this agreement, bonuses will be cancelled if the first shipment of construction aggregates from a Project is not achieved by June 30, 2009. Proconsult may terminate the agreement by giving three months' notice to PAI. If PAI terminates Proconsult's engagement without just cause, it will be entitled, if the engagement is terminated during the first or second year of the engagement, to a sum equal to two year's of the then current annual fee; if the engagement is terminated during the third or fourth year of the engagement, to a sum equal to one year's then current annual fee; and if the engagement is terminated during the fifth year of the engagement, to a sum equal to the then current annual fee subsequent to the termination until the termination of the agreement. If PAI terminates Proconsult's engagement without just cause after a change of control and prior to the termination date of the agreement, it will be entitled to a sum equal to two year's of the then current annual fee plus bonuses otherwise payable. During the years ended December 31, 2004 and 2005, PAI paid fees of US$187,000 and US$195,000, respectively, to Proconsult.

## TRANSFER AGENTS AND REGISTRARS

The Company's transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

## MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by the Company within the most recently completed financial year or before the most recently completed financial year (but after January 1, 2002) and still in effect:

1. The agency agreement dated December 21, 2005, with GMP, Canaccord Capital Corporation, Dundee Securities Corporation, Orion Securities Inc., TD Securities Inc., and Wellington West Capital Markets Inc. pursuant to which the Company completed its Initial Public Offering. See ''IPO''.

2. Partnership Agreement. See ''History of the Orca Project — Ownership''.

3. *Profit a prendre* in respect to the East Cluxewe and West Cluxewe Deposits. See ''History of the Orca Project — Tenure''.

4. Credit Agreement. See "Debt Financing".

5. Services Agreement. See ''Interest of Management and Others in Material Transactions''.

## INTEREST OF EXPERTS

Information of an economic (including economic analysis), scientific or technical nature regarding the Orca Project is included in this annual information form based upon the Orca AMEC Report. This report provides an independent technical review of the minerals resources and mineral reserves, operations, and development of the Orca Project. The authors of the AMEC Report are ''Qualified Persons'' as such term is defined in NI 43-101 and all are independent of the Company within the meaning of NI 43-101.

Information regarding the Company's industry target markets, competition, supply and demand, present and future, included in this annual information form is based upon the 2005 Market Report. The author of the 2005 Market Report is David A. Holmes, R. Geo. of Holmes Reserves LLC. Mr. Holmes is a ''Qualified Person'' as such term is defined in NI 43-101.

Our auditors, PWC, have prepared the audit report attached to our audited financial statements for our most recent year end. Our auditors do not, directly or indirectly, hold any of our securities or have any interest in our property.

## ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities, securities authorized for issuance under equity compensation plans and a statement as to the interest of insiders in material transactions, will be contained in our management proxy circular for our annual meeting of shareholders to be held in May, 2006. Additional financial information is provided in our audited financial statements and MD&A for our most recent year-end. The foregoing additional information is available on SEDAR at www.sedar.com under the Company name.

**Appendix A**

**CHARTER**

**OF**

**THE AUDIT COMMITTEE**

**OF**

**POLARIS MINERALS CORPORATION**

As Approved by the Board of
Directors on December 21, 2005

**POLARIS MINERALS CORPORATION**
**(the "Corporation")**

**AUDIT COMMITTEE**

**CHARTER**

The Audit Committee (the "Committee") is a committee of the board of directors (the "Board") of the Company. The role of the Committee is to provide oversight of the Company's financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies. This includes helping directors meet their responsibilities, facilitating better communication between directors and the external auditor, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports and strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them. The Company's external auditor is ultimately accountable to the Board and the Committee as representatives of the Company's shareholders.

**Duties and Responsibilities**

*External Auditor*

- To recommend to the Board, for shareholder approval, an external auditor to examine the Company's accounts, controls and financial statements on the basis that the external auditor is accountable to the Board and the Committee as representatives of the shareholders of the Company.

- To oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

- To evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor.

- To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services.

- To obtain and review, at least annually, a written report by the external auditor setting out the auditor's internal quality-control procedures, any material issues raised by the auditor's internal quality-control reviews and the steps taken to resolve those issues.

- To review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company. The Committee has adopted the following guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Company on any aspect of its certification of the Company's financial statements:

    (a) No member of the audit team that is auditing a business of the Company can be hired into that business or into a position to which that business reports for a period of three years after the audit;

    (b) No former partner or employee of the external auditor may be made an officer of the Company or any of its subsidiaries for three years following the end of the individual's association with the external auditor;

(c) The CFO must approve all office hires from the external auditor; and,

(d) The CFO must report annually to the Committee on any hires within these guidelines during the preceding year.

- To ensure that the head audit partner assigned by the external auditor to the Company, as well as the audit partner charged with reviewing the audit of the Company, are changed at least every five years.

- To review, at least annually, the relationships between the Company and the external auditor in order to establish the independence of the external auditor.

*Financial Information and Reporting*

- To review the Company's annual audited financial statements with the CEO and CFO and then the full Board. The Committee will review the interim financial statements with the CEO and CFO.

- To review and discuss with management and the external auditor, as appropriate:

(a) The annual audited financial statements and the interim financial statements, including the accompanying management discussion and analysis; and,

(b) Earnings guidance and other releases containing information taken from the Company's financial statements prior to their release.

- To review the quality and not just the acceptability of the Company's financial reporting and accounting standards and principles and any proposed material changes to them or their application.

- To review with the CFO any earnings guidance to be issued by the Company and any news release containing financial information taken from the Company's financial statements prior to the release of the financial statements to the public. In addition, the CFO must review with the Committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.

*Oversight*

- To review the internal audit staff functions, including:

(a) The purpose, authority and organizational reporting lines;

(b) The annual audit plan, budget and staffing; and

(c) The appointment and compensation of the controller, if any.

- To review, with the CFO and others, as appropriate, the Company's internal system of audit controls and the results of internal audits.

- To review and monitor the Company's major financial risks and risk management policies and the steps taken by management to mitigate those risks.

- To meet at least annually with management (including the CFO), the internal audit staff, and the external auditor in separate executive sessions and review issues and matters of concern respecting audits and financial reporting.

- In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications (if required by law or regulation) with respect to the financial statements and the Company's disclosure and internal controls, including any material deficiencies or changes in those controls.

**Membership**

- The Committee shall consist solely of three or more members of the Board, each of whom the Board has determined has no material relationship with the Company and is otherwise "unrelated" or "independent" as required under applicable securities rules or applicable stock exchange rules.

- Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.

- The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

- All members of the Committee must be "financially literate" (i.e., have the ability to read and understand a set of financial statements such as a balance sheet, an income statement and a cash flow statement).

**Procedures**

- The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the "Chair"). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

- The Chair will appoint a secretary (the "Secretary") who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

- No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum.

- The Committee will meet as many times as is necessary to carry out its responsibilities. Any member of the Committee or the external auditor may call meetings.

- The time and place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the articles of the Company or otherwise determined by resolution of the Board.

- The Committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, advisors or other experts or consultants, as it deems appropriate.

- The Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee's obligations and shall discuss with the CEO or the CFO such records and other matters considered appropriate.

- The Committee has the authority to communicate directly with the internal and external auditors.

**Reports**

- The Committee shall produce the following reports and provide them to the Board:

  (a) An annual performance evaluation of the Committee, which evaluation must compare the performance of the Committee with the requirements of this Charter. The performance evaluation should also recommend to the Board any improvements to this Charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make this report; and

  (b) A summary of the actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.

7

# Polaris Minerals Corporation

Consolidated Financial Statements
**March 31, 2006**
(expressed in Canadian dollars)

# Polaris Minerals Corporation
Consolidated Balance Sheets

(expressed in Canadian dollars)

| | March 31, 2006 $ | December 31, 2005 $ |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents (note 3) | 66,594,295 | 1,159,778 |
| Accounts receivable | 350,009 | 138,458 |
| Prepaid expenses and deposits | 108,623 | 335,933 |
| | 67,052,927 | 1,634,169 |
| **Property, plant and equipment** (note 4) | 16,809,919 | 8,557,529 |
| **Other assets** (note 5) | 133,346 | 55,968 |
| **Restricted cash** (note 6) | 200,000 | - |
| **Deferred financing costs** (note 7) | 402,486 | 807,397 |
| | 84,598,678 | 11,055,063 |
| **Liabilities** | | |
| **Current liabilities** | | |
| Accounts payable | 1,335,230 | 695,058 |
| Accruals and provisions | 112,044 | 750,388 |
| | 1,447,274 | 1,445,446 |
| **Non-controlling interest** (note 10) | 2,261,859 | 1,314,141 |
| | 3,709,133 | 2,759,587 |
| **Shareholders' Equity** | | |
| **Share capital** (note 9) | 92,589,240 | 18,629,705 |
| **Contributed surplus** | 2,296,075 | 1,516,912 |
| **Deficit** | (13,995,770) | (11,851,141) |
| | 80,889,545 | 8,295,476 |
| | 84,598,678 | 11,055,063 |

**Commitments** (note 11)

**Contingency** (note 14)

**Approved by the Board of Directors**

(signed) Terrence A. Lyons
Director

(signed) Marco A. Romero
Director

# Polaris Minerals Corporation

Consolidated Statements of Operations and Deficit

(expressed in Canadian dollars)

| | Three-month period ended March 31, | |
|---|---|---|
| | 2006 | 2005 |
| | $ | $ |
| **Income** | | |
| Interest | 206,661 | 22,974 |
| **Expenses** | | |
| Community relations | 48,798 | 310,313 |
| General and administrative | 351,052 | 168,276 |
| Marketing | 79,356 | 91,409 |
| Regulatory compliance | 18,506 | - |
| Salaries and benefits | 1,120,906 | 243,792 |
| Stock-based compensation | 779,163 | 293,552 |
| | 2,397,781 | 1,107,342 |
| **Loss before undernoted items** | (2,191,120) | (1,084,368) |
| **Non-controlling interest** | 42,282 | - |
| **Gain on disposal of asset** | 4,209 | - |
| **Loss for the period** | (2,144,629) | (1,084,368) |
| **Deficit - Beginning of period** | (11,851,141) | (8,404,002) |
| **Deficit - End of period** | (13,995,770) | (9,488,370) |
| **Basic and diluted loss per common share** | (0.08) | (0.08) |
| **Weighted average number of common shares outstanding** | 27,777,269 | 12,956,660 |

# Polaris Minerals Corporation

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

| | Three-month period ended March 31, | |
|---|---|---|
| | 2006<br>$ | 2005<br>$ |
| **Cash flows from operating activities** | | |
| Loss for the period | (2,144,629) | (1,084,368) |
| Items not affecting cash | | |
| Amortization | 3,348 | 10,567 |
| Gain on disposal of asset | (4,209) | - |
| Non-controlling interest | (42,282) | - |
| Stock-based compensation | 779,163 | 293,552 |
| | (1,408,609) | (780,249) |
| Changes in non-cash working capital items | | |
| Accounts receivable | (211,551) | 78,233 |
| Prepaid expenses and deposits | 227,310 | 7,461 |
| Accounts payable | 640,172 | (294,548) |
| Accruals and provisions | (638,344) | 6,875 |
| | 17,587 | (201,979) |
| | (1,391,022) | (982,228) |
| **Cash flows from financing activities** | | |
| Net proceeds from issue of common shares | 74,364,446 | - |
| Non-controlling interest cash contributions | 990,000 | - |
| | 75,354,446 | - |
| **Cash flows from investing activities** | | |
| Property, plant and equipment costs | (8,252,390) | (210,160) |
| Restricted cash | (200,000) | - |
| Proceeds on disposal of other assets | 6,209 | - |
| Other assets | (82,726) | (710) |
| | (8,528,907) | (210,870) |
| **Increase (decrease) in cash and cash equivalents** | 65,434,517 | (1,193,098) |
| **Cash and cash equivalents - Beginning of period** | 1,159,778 | 6,159,947 |
| **Cash and cash equivalents - End of period** | 66,594,295 | 4,966,849 |

(expressed in Canadian dollars)

## 1 Nature of operations

The Company was incorporated on May 14, 1999. It is engaged in the development and future operation of construction aggregates properties and projects located in western North America.

## 2 Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles. They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. For further information, refer to the Company's financial statements, including the accounting policies and notes thereto, for the year ended December 31, 2005.

These interim consolidated financial statements follow the same accounting policies, and the methods of their application, as the annual consolidated financial statements for the year ended December 31, 2005. Certain comparative information has been reclassified to conform to the current period's presentation.

## 3 Cash and cash equivalents

Cash and cash equivalents of $66,594,295 (December 31, 2005 - $1,159,778) consist of highly liquid money market instruments with credit ratings that do not expose the Company to significant credit risk.

## 4 Property, plant and equipment

| | Orca Sand & Gravel Quarry $ | Eagle Rock Quarry Project $ | Shipping & terminals $ | Total $ |
|---|---|---|---|---|
| Balance - December 31, 2004 | 2,152,348 | 1,498,505 | 1,330,319 | 4,981,172 |
| Expenditures | 2,808,816 | - | 767,541 | 3,576,357 |
| Balance - December 31, 2005 | 4,961,164 | 1,498,505 | 2,097,860 | 8,557,529 |
| Expenditures | 640,471 | 8,740 | 247,589 | 896,800 |
| Assets under construction | 7,355,590 | - | - | 7,355,590 |
| Balance - March 31, 2006 | 12,957,225 | 1,507,245 | 2,345,449 | 16,809,919 |

Assets under construction are not amortized until the asset is substantially complete and ready for productive use.

(expressed in Canadian dollars)

a) Orca Sand & Gravel Quarry

The Orca Sand & Gravel Quarry (the Orca Quarry) is a six million tonne per year sand and gravel plant located on tidewater, west of the town of Port McNeill, British Columbia. The Company will quarry and process the sand and gravel resource to produce construction aggregates products on site. Products will be shipped in bulk carriers to coastal urban markets, initially in California, under a long-term shipping contract.

In January 2006, the Company completed the necessary financing for the construction of the Orca Quarry, which commenced in March 2006 with initial land clearing, and subsequent to March 31, 2006, the construction of the marine works for the ship loading facility began. All construction is expected to be completed by the year-end, with shipments to market to begin in the first quarter of 2007. The financing will also cover the costs of construction of a receiving terminal in the Port of Richmond, California (the Richmond Terminal).

b) Eagle Rock Quarry Project

The Eagle Rock Quarry Project is located on deep tidewater in the Alberni Inlet, southwest of the city of Port Alberni, British Columbia. A mine permit was obtained for this quarry in 2003 and the Company is seeking market outlets that would support the financing and development of the quarry to produce crushed rock construction aggregate products on site. Products would also be shipped in bulk carriers to coastal urban markets, most probably in California.

The Eagle Rock Quarry Project is held by Eagle Rock Materials Ltd. (ERM). The Company owns 70% of ERM, with the remaining 30% being owned by First Nations that have asserted traditional territory rights over the area.

c) Shipping & terminals

The Company holds a long-term lease with Levin Enterprises, Inc. for a construction aggregates storage and distribution terminal in the Port of Richmond in San Francisco Bay. The Company is in the process of redesigning the Richmond Terminal to reduce the capital costs. This process is anticipated to be complete in the second quarter of 2006, at which time building regulation and code approvals to commence construction will be sought from the City of Richmond building department.

(expressed in Canadian dollars)

## 5 Other assets

| | March 31, 2006 $ | December 31, 2005 $ |
|---|---|---|
| Motor vehicle | 38,595 | 8,000 |
| Equipment and furniture | 167,118 | 140,271 |
| Leasehold improvements | 17,285 | - |
| | 222,998 | 148,271 |
| Less: Accumulated amortization | (89,652) | (92,303) |
| | 133,346 | 55,968 |

## 6 Restricted cash

The Company has issued $200,000 in irrevocable standby letters of credit as performance bonds on the Orca Quarry (note 4). The letters of credit are automatically renewed each year until returned to the Company upon completion of the performance bond and are secured by interest-bearing deposits of $200,000.

## 7 Deferred financing costs

Legal, accounting and other costs directly related to the completion of the Company's prospectus for its initial public offering (note 9(a)) and long-term debt financing (note 8) were deferred as at December 31, 2005. On January 10, 2006, the Company closed its initial public offering, and as a result, deferred costs of $404,911 were netted against the proceeds. The remaining deferred costs of $402,486 are attributable to the long-term debt financing and will be amortized over the term of the debt or expensed if no funds have been drawn by December 31, 2006.

(expressed in Canadian dollars)

## 8 Long-term debt

In January 2006, the Company finalized an agreement for a US$47 million debt facility. The facility comprised two Tranches, A and B, for US$21 million and US$26 million, respectively. Tranche B was subsequently reduced by the Company to US$10 million for a total available debt facility of US$31 million. The loans are repayable in January 2012, but may be repaid at any time without penalty. The loans bear interest that increases annually, commencing at 10% and 15% for Tranche A and Tranche B, respectively, in 2006 and increasing to a maximum of 20% and 25% per annum, respectively, in 2011. Subsequent to the first sale of a shipment of construction aggregates from the Orca Quarry, the Company must elect either to grant 1,000,000 warrants or grant a royalty of US$0.21 per short ton on 88% of construction aggregates shipments for the life of the quarry to the lenders as the Tranche A fee. Similarly, with respect to the Tranche B fee, the Company can elect either to grant 1,153,846 warrants (reduced from 3,000,000 due the reduction in the Tranche B facility) or grant a royalty of US$0.03 per short ton on 88% of construction aggregates shipments for each US$1 million of that facility. Each Tranche A and B warrant is exercisable into one common share at $4.80 per share until November 30, 2010. The Tranche A and B warrants and royalty certificates have been issued and are being held in trust. Draw downs under the facility may be made at the discretion of the Company until December 31, 2006, and as of March 31, 2006, no funds had been drawn down.

## 9 Share capital

Authorized
Unlimited common shares without par value

Issued

| | March 31, 2006 | | December 31, 2005 | |
|---|---|---|---|---|
| | Number of common shares | Amount $ | Number of common shares | Amount $ |
| Balance - Beginning of period | 12,996,660 | 18,629,705 | 10,206,660 | 9,332,014 |
| For cash | 16,628,185 | 79,815,288 | 40,000 | 36,000 |
| Share issue costs | - | (5,855,753) | - | - |
| On exercise of special warrants | - | - | 2,750,000 | 9,261,691 |
| Balance - End of period | 29,624,845 | 92,589,240 | 12,996,660 | 18,629,705 |

(expressed in Canadian dollars)

a) Common shares

In January 2006, the Company completed an initial public offering of 16,628,185 common shares at $4.80 per share for net proceeds of $73,959,535. A cash commission equal to 6.0% of the gross proceeds was paid to the agent. On January 10, 2006, the Company's shares were listed on the Toronto Stock Exchange and commenced trading.

b) Stock options

| | **Number outstanding** | **Weighted average exercise price $** | **Expiry date** |
|---|---|---|---|
| Balance - December 31, 2004 | 1,427,500 | 1.47 | 2006 - 2009 |
| Granted | 192,500 | 4.10 | 2015 |
| Exercised | (40,000) | 0.90 | 2012 |
| Cancelled | (17,500) | 3.82 | 2014 |
| Balance - December 31, 2005 | 1,562,500 | 1.79 | 2011 - 2015 |
| Granted | 287,500 | 4.80 | 2016 |
| Balance - March 31, 2006 | 1,850,000 | 2.25 | 2011 - 2016 |

As at March 31, 2006, 1,775,000 options were exercisable at a weighted average exercise price of $2.15.

The options granted during the three-month period ended March 31, 2006 have been valued using the Black-Scholes option pricing model and the following assumptions:

| | **March 31, 2006** |
|---|---|
| Average risk-free rate | 4.03% - 4.06% |
| Expected life | 10 years |
| Expected volatility | 45% |
| Expected dividends | - |

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options. Option pricing models require the input of highly subjective assumptions including expected life and expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

(expressed in Canadian dollars)

## 10 Non-controlling interest

| | Non-controlling interest in subsidiary $ | Namgis loan receivable $ | Total $ |
|---|---|---|---|
| Balance - December 31, 2004 | - | - | - |
| Equity contributions | 2,040,329 | (588,917) | 1,451,412 |
| Non-controlling interest share of losses | (137,271) | - | (137,271) |
| Balance - December 31, 2005 | 1,903,058 | (588,917) | 1,314,141 |
| Equity contributions | 1,440,581 | (450,581) | 990,000 |
| Non-controlling interest share of losses | (42,282) | - | (42,282) |
| Balance - March 31, 2006 | 3,301,357 | (1,039,498) | 2,261,859 |

The Company holds an 88% interest in the Limited Partnership formed to develop the Orca Quarry, with the remaining 12% interest held by the Namgis First Nation (the Namgis). Non-controlling interest consists of the minority interest's share of the equity in the Orca Sand & Gravel Limited Partnership offset by the capital contributions loaned to the minority interest by the Company. The principal terms of the loan agreement between the Company and the Namgis are as follows:

- At the request of the Namgis, the Company will make advances to the Namgis to enable them to make their required equity contributions to the Limited Partnership.

- Advances made prior to a construction decision will bear interest at prime plus a small margin. Advances made after a construction decision will bear substantially higher interest rates, reflective of the equity nature of the funding.

- The Company's sole recourse for repayment is to the distributions receivable by the Namgis from the Limited Partnership, after repayment of any approved third party who has loaned the Namgis funds for equity contributions. Advances made after a construction decision are repayable solely from those distributions and cannot be prepaid.

Due to the uncertainty regarding recoverability, the Company has not recognized interest receivable on the Namgis loan. The fair value of this amount receivable cannot be determined by the Company as it is dependent on the future success of the Orca Quarry.

(expressed in Canadian dollars)

## 11 Commitments

a) The following minimum payments are required under operating leases as at March 31, 2006:

| | $ |
|---|---|
| December 31 | |
| 2006 | 86,362 |
| 2007 | 66,958 |

b) As at March 31, 2006, the Company has entered into construction contracts totalling $29.4 million and made purchase commitments of $4.4 million related to the Orca Quarry.

## 12 Segmented financial information

The Company operates in one segment: the development and future operation of construction aggregates properties and projects located in western North America.

## 13 Related party transactions

During the three-month period ended March 31, 2006, a company controlled by a director provided services to the Company in the United States in connection with its shipping, discharge terminals and marketing arrangements at a cost of $57,590 (March 31, 2005 - $54,450).

## 14 Contingency

During the year ended December 31, 2005, the Company was served a petition made to the Supreme Court of British Columbia by the Komoyue Heritage Society and others disputing the issuance to the Company of its Environmental Assessment Certificate M05-01. The Company believes that the petition is without merit, and the Company has taken action to protect its interest in the status of Environmental Assessment Certificate M05-01.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and operations of Polaris Minerals Corporation (the "Company") has been prepared by management as of May 11, 2006, and should be read in conjunction with the Company's interim unaudited consolidated financial statements for the period ended March 31, 2006, which have been prepared in accordance with Canadian generally accepted accounting principles.

## OVERVIEW

The Company is focused on the emerging trade of marine exports of construction aggregates from its coastal properties located on Vancouver Island, British Columbia, Canada to urban markets located on the western seaboard of North America.

In January 2006, the Company closed its initial public offering (IPO) on the Toronto Stock Exchange, and raised net proceeds of approximately $74 million. The Company also closed a bridge debt facility for up to US$47 million, which the Company subsequently elected to reduce to US$31 million.

The Company's 88% owned subsidiary, Orca Sand & Gravel Ltd. (OSG), is the General Partner responsible for the development and operation of the Company's first construction aggregate property, a six million tonne per year sand and gravel plant located on tidewater, west of the town of Port McNeill, British Columbia (the Orca Quarry). OSG will quarry and process the sand and gravel resource to produce construction aggregate products on site. These products will be shipped in bulk carriers to coastal urban markets, initially in California, under a long term contract with CSL International Inc., the world's leading operator of self-discharging vessels. Initially, shipments will be to San Francisco Bay and vessels will be partially discharged into third party barges ("lightered") at anchorage in the Bay prior to discharging the balance of the cargo at the Company's receiving, storage and distribution facility in the Port of Richmond in the Bay (the Richmond Terminal). Access to a third party terminal is also being sought. This lightering arrangement offers the most economical shipping solution. The Company has also entered into a long-term aggregates supply agreement with a well established construction aggregates consumer located in the San Francisco Bay area. The agreement will account for approximately 55% of the projected first year sales of the Orca Quarry, falling to 25% of year four projected sales, and provides the barge capacity for lightering.

Following the completion of the financing in January 2006, construction of the quarry commenced in March with initial land clearing and subsequent to the quarter end, on April 3, Vancouver Pile Driving began construction of the crucial marine works for the ship loading facility. The Company has also entered into construction contracts for the process plant and supply agreements for the loadout conveyor system and mobile equipment for the Orca Quarry. All construction is expected to be completed by the year end with shipments to market to begin during the first quarter of 2007.

OSG is the General Partner for the Orca Sand & Gravel Limited Partnership (the Partnership) which is 88% owned by the Company and 12% by the Namgis First Nation. At the request of the Namgis, the Company makes advances to the Namgis to enable them to make their required equity contributions to the Partnership. The Company's sole recourse for repayment is to the distributions receivable by the Namgis from the Partnership. Advances made after the construction decision are repayable solely from those distributions and cannot be prepaid. The Namgis have contributed equity of approximately $1.1 million to the Partnership.

Eagle Rock Materials Ltd. (ERM) owns the rights to develop the Eagle Rock Quarry, a very large granite resource located on deep tidewater in the Alberni Inlet, south of the town of Port Alberni, British Columbia. A Mine Permit was obtained for this quarry in 2003 and the Company is actively seeking market outlets which would support the development of the quarry to produce crushed rock construction aggregate products on site. Products would also be shipped in bulk carriers to coastal urban markets, most probably in California.

The Company owns 70% of ERM, the remaining 30% being owned by First Nations that have asserted traditional territory rights over the quarry area.

A wholly owned subsidiary of ERM, Eagle Rock Aggregates Inc. (ERA) is responsible for marketing and terminal development in the USA. ERA holds a long-term lease with Levin Enterprises, Inc. for a construction aggregates storage and distribution terminal in the Port of Richmond in San Francisco Bay. Funding for the construction of the Richmond Terminal was secured by the Company in January 2006, however, initial capital costs were believed to be too high, a result of the complex and poor ground conditions on the site and which are common around the Bay area. A redesign of the terminal was nearing completion at the end of the quarter and it is anticipated that significant capital cost savings will result. The redesign will require a building permit from the City of Richmond and the efficacy of this step will determine the final construction timetable and cost.

**RESULTS OF OPERATIONS**

During the three months ended March 31, 2006, the Company incurred a loss of $2,145,000 ($0.08 per share) compared to a loss of $1,084,000 ($0.08 per share) in the comparative period. Operating activities, taking into account non-cash items and non cash working capital, used cash of $1,391,000 for the three months ended March 31, 2006 compared to cash outflow of $982,000 in the 2005 period.

The Company had no operating revenues during the period, and the losses were attributable to expenses incurred, as discussed below.

Expenses of $2,398,000 were charged to operations during the three months ended March 31, 2006, compared to expenses of $1,107,000 in the three months ended March 31, 2005.

- Community relations expenses decreased for the three months ended March 31, 2006, at $49,000 compared to $310,000 for the three months ended March 31, 2005. The majority of these costs represented funding of the Kwakiutl and Namgis First Nations in connection with the restructuring of their participating interests in the Orca Project in 2005. These matters have now been resolved and as expected, costs declined in line with the lower level of community activities at the Orca Project and the Eagle Rock Quarry.
- General and administrative costs in the three months ended March 31, 2006 increased to $351,000 from $168,000 in the 2005 year. A substantial portion of these costs were legal fees incurred by the Company in the restructuring of the First Nations' participating interests in the Orca Project, which has now been completed.
- Marketing costs in the three months ended March 31, 2006 remained consistent at $80,000 compared to $91,000 in the three months ended March 31, 2005. Reduced travelling costs related to the marketing efforts and the strengthening of the Canadian dollar against the US dollar accounts for the marginal decline in marketing costs.
- Regulatory compliance costs in the three months ended March 31, 2006 increased to $19,000 compared to $Nil as a result of completing the Company's initial public offering in the first quarter of 2006.

- Salaries and benefits increased to $1,121,000 in the three month period ended March 31, 2006 from $244,000 in 2005. This increase, in accordance with senior managements' employment contracts, is a result of $800,000 in management bonuses paid due to the decision to construct the Orca Quarry. Increased staffing levels account for the remaining increase in the first quarter of 2006.
- An expense of $779,000 was recorded in the three months ended March 31, 2006 for stock-based compensation compared with $294,000 in the 2005 period. The increase is a result of 287,500 stock options being issued in the three months ended March 31, 2006 compared with 167,500 issued in the 2005 period and the differing variables utilized in the Black Scholes option valuation.

**SUMMARY OF QUARTERLY RESULTS**

The selected financial information set out below is based on and derived from the unaudited consolidated financial statements of the Company for each of the quarters listed:

| | Three Months Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2006 | 2005 | | | | 2004 | | |
| | Mar 31, | Dec. 31, | Sept. 30, | June 30, | Mar 31, | Dec. 31, | Sept. 30, | June 30, |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| Revenue | Nil | Nil | Nil | Nil | Nil | Nil | Nil | Nil |
| Interest income | 206,661 | 12,969 | 20,480 | 27,015 | 22,974 | 51,442 | 39,542 | 46,791 |
| Loss for the quarter | (2,144,629) | (663,615) | (1,077,440) | (621,716) | (1,084,368) | (718,214) | (552,174) | (806,491) |
| Basic and diluted loss per share | (0.08) | (0.06) | (0.08) | (0.05) | (0.08) | (0.06) | (0.04) | (0.06) |

**FINANCING**

During the three months ended March 31, 2006, the Company closed its initial public offering and issued 16,628,185 common shares at $4.80 per share for net proceeds of $73,959,535. A cash commission equal to 6.0% of the gross proceeds was paid to the agent. On January 10, 2006 the Company's shares were listed on the Toronto Stock Exchange and commenced trading with the symbol PLS

The Company also closed a US$31 million debt facility in the three months ended March 31, 2006. The facility comprised two Tranches, A and B, for US$21 million and US$10million, respectively. The loans are repayable on January, 2012, but may be repaid at any time without penalty. The loans bear interest that increases annually, commencing at 10% and 15% for Tranche A and Tranche B respectively, in 2006 and increasing to a maximum of 20% to 25% per annum respectively in 2011. Subsequent to the first sale of a shipment of construction aggregates from the Orca Quarry, the Company must elect either to grant 1,000,000 warrants or grant a royalty of US$0.21 per short ton on 88% of construction aggregates shipments for the life of the quarry to the lenders as the Tranche A fee. Similarly, with respect to the Tranche B fee, the Company elects either to grant 1,153,846 warrants or grant a royalty of US$0.03 per short ton on 88% of construction aggregates shipments for each US$1 million of that facility. Each Tranche A and B warrant is exercisable into one common share at $4.80 per share until November 30,

2010. The Tranche A and B warrants and royalty certificates have been issued and are being held in trust. Draw downs under the facility may be made at the discretion of the Company until December 31, 2006, and as of May 3, 2006, no funds had been drawn down. Tranche B was initially secured in the sum of US$ 26 million and subsequently reduced by the Company to US$10 million resulting in a prorated reduction in the warrants to be issued from 3,000,000 to 1,153,846.

**INVESTING.**

The Company has adopted the accounting policy of capitalising only direct third party costs incurred on projects determined to be viable, and charges all other costs to operations, including salary and support costs; marketing studies and initiatives; and community relations programs.

Orca Sand & Gravel Quarry
The Company capitalised $7,996,000 to the Orca Project during the three months ended March 31, 2006 compared to $162,000. Included in this increase is $7,356,000 of Assets under construction which relates to the commencement of construction on the Orca Quarry with a major portion of these costs being associated with the Company's ship loader, process plant, load-out conveyor and land clearing. Other cost incurred in the three months ended March 31, 2006 include sampling & testing, geotechnical surveys, development of drawings for the Orca Quarry Ship loader and the remediation of an old dump adjacent to the Cluxewe River, but outside the Company's lease area. This remediation was mandated by the Land Titles Act and was therefore a precondition to the execution and registration of the lease agreement with Western Forest Products Inc. ("WFP"). However, an agreement is in place to recover 50% of these costs from Orca Quarry royalties payable to WFP. The costs incurred to March 31, 2005 were principally attributable to the preparation and filing of the environmental and mine permit applications and assessment work on the mineral claims.

Eagle Rock Quarry Project
During the three months ended March 31, 2006, $9,000 was capitalised to the Eagle Rock Quarry compared with $Nil expenditures in 2005. Costs incurred in 2006 comprised lease costs to keep the property in good standing.

Shipping and Terminals
During the three months ended March 31, 2006, the Company capitalised costs of $248,000 compared to $48,000 in 2005. Costs in 2006 and 2005 were principally incurred in connection with the Company's leased terminal site at the Port of Richmond, permitting and on product testing.

**LIQUITY AND CAPITAL RESOURCES**

At March 31, 2005, the Company had working capital of $66 million, including cash of $67 million compared to working capital of $189,000 and cash of $1,160,000 at December 31, 2005. On January 10, 2006, the Company raised net proceeds of approximately $74 million and arranged a debt facility of approximately $55 million (US$47 million) that was subsequently reduced by the Company to approximately $36 million (US$31 million). The Company expects that these arrangements will finance the construction of the Orca Quarry and Richmond Terminal, and fund their operations through to sustainable positive net cash flows.

Subsequent to its construction decision on January 10, 2006, the Company entered into certain contracts for the construction of the Orca Quarry, which have been included in the following table of contractual obligations:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | Less than one year | 2-3 years | 4-5 years | After 5 years |
| Operating leases | $152,000 | $86,000 | $66,000 | - | - |
| Orca Quarry - construction contracts | $29,395,000 | $29,395,000 | - | - | - |
| Orca Quarry - purchase obligations | $4,346,000 | $4,346,000 | - | - | - |

## RELATED PARTY TRANSACTION

During the three months ended March 31, 2006, a company controlled by a director provided services to the Company in the United States in connection with its proposed shipping, discharging, and marketing arrangements, at a cost of $58,000 (2005 - $55,000).

## CRITICAL ACCOUNTING ESTIMATES

The Company's accounting policies are described in Note 2 to the December 31, 2005 audited consolidated financial statements. Both the accounting polices used and the estimates made by management can impact the consolidated financial statements. The Company considers the estimate of stock-based compensation to be significant.

The Company uses the fair-value method of accounting for stock based compensation related to incentive stock options granted. In determining the fair value, the Company makes estimates of the expected volatility of the stock, the expected life of the option and the discount rate. Changes in these estimates could result in the fair value of the stock-based compensation being less than or greater than the amount recorded.

## FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The fair values of cash and cash equivalents, accounts receivable and prepaid expenses and deposits, restricted cash, accounts payable and accruals and provisions approximate their book value due to their short-term nature. Cash and cash equivalents and restricted cash include cash and short-term investments held in the form of high quality commercial paper. The investment terms are less than three months at the time of acquisition and are highly liquid to ensure that funds are available to meet the financial obligations of the Company.

## CAPITAL STOCK

As at the date of this report, the Company had unlimited common shares authorized, of which 29,624,845 were outstanding. The Company also had 1,850,000 options outstanding exercisable into 1,850,000 common shares.

## RISKS AND UNCERTAINTIES

During 2005, the Company was served a petition made to the Supreme Court of British Columbia by the Komoyue Heritage Society and others disputing the issuance to the Company of the environmental assessment certificate for the Orca Quarry. The Company believes that the petition is without merit and has taken action to protect its interest in the status of the environmental assessment certificate.

The development and operation of the Company's construction aggregates properties involves a high degree of financial risk. The risk factors which should be taken into account in assessing the Company's activities include, but are not necessarily limited to, those set out in the paragraphs below. These risks are not intended to be presented in any assumed order of priority. Any one or more of these risks could have a material effect on the Company and should be taken into account in assessing the Company's activities.

The quarrying industry is competitive and the Company may not secure the construction aggregates sales volumes and prices anticipated for the Orca Quarry. As the Company's sales will be in US dollars, currency fluctuations may adversely affect the Company's revenues once sales commence. Further, the Company must secure access to additional discharge points and additional shipping volumes for its products. An additional risk exists that the Company may be unable to meet minimum freight contract volumes, particularly during the earlier years of the contract.

Quarrying involves a high degree of risk and the Company has no history of construction aggregates project development or operations. Additionally, certain groups are opposed to quarrying and could attempt to interfere with the Company's operations, whether by legal process, regulatory process or otherwise. The Company's title to its properties may be subject to disputes or other claims, including land title claims of First Nations. Construction aggregates quarrying, processing and development activities are highly regulated and changes to government regulations or interpretation of those regulations may also adversely affect the Company. The Company currently depends on a single property with a construction aggregate resource that has an estimated life of 25 years. In order to maintain its annual production the Company will be required to obtain other construction aggregates resources in the future to bring into production. The Company's operations are subject to environmental risks and the actual costs of reclamation for the property are uncertain. Further, the Company's insurance will not cover all the potential risks associated with a quarrying operation.

The Company is principally dependent upon its key personnel and will also be required to recruit and retain personnel to facilitate the growth of the Company.

The specifics of the Company's "risks" are detailed in disclosures with the heading "Risk Factors" in the Company's periodic filings with securities regulators.

## OUTLOOK

The Company expects to meet its long-term business objective of becoming a leading exporter of construction aggregates from British Columbia to the west coast of North America. Its principal goals for 2006 are to:

- complete construction of the Orca Quarry.
- commence construction of the Richmond Terminal for completion in 2007.
- commence production and build product stockpiles at the Orca Quarry.
- secure additional construction aggregates sales contracts and terminal access.

## CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this document that are not historical facts are forward looking statements that involve risks and uncertainties that could cause actual outcomes to differ materially from those expressed or implied by those forward looking statements. Readers are therefore cautioned not to place undue reliance on those statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the aforementioned risks.

## OTHER INFORMATION

Additional information related to the Company is available for viewing on SEDAR at www.sedar.com and at the Company's website at www.polarmin.com.

RECEIVED

2006 MAY -2 A 7:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Form 52-109F2**
**Certification of Interim Filings**

I, **Marco A. Romero**, Chief Executive Officer of **POLARIS MINERALS CORPORATION** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Polaris Minerals Corporation (the "issuer") for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 12, 2006.

*"Marco A. Romero"*

**Marco A. Romero**
Chief Executive Officer

**Form 52-109F2**
**Certification of Interim Filings**

I, **Lisa Dea**, Chief Financial Officer of **POLARIS MINERALS CORPORATION** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Polaris Minerals Corporation (the "issuer") for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 12, 2006.

*"Lisa Dea"*
**Lisa Dea**
Chief Financial Officer

# Polaris Minerals Corporation

Consolidated Interim Financial Statements
(Unaudited)
**June 30, 2006**
(expressed in Canadian dollars)

# Polaris Minerals Corporation
Consolidated Interim Balance Sheets

(expressed in Canadian dollars)

| | June 30, 2006 $ (Unaudited) | December 31, 2005 $ |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | 54,369,405 | 1,159,778 |
| Accounts receivable | 1,331,230 | 138,458 |
| Prepaid expenses and deposits | 138,633 | 335,933 |
| | 55,839,268 | 1,634,169 |
| **Property, plant and equipment** (note 3) | 28,654,701 | 8,557,529 |
| **Other assets** (note 4) | 185,722 | 55,968 |
| **Security deposits** (note 5) | 700,000 | - |
| **Deferred financing costs** (note 6) | 409,595 | 807,397 |
| | 85,789,286 | 11,055,063 |
| **Liabilities** | | |
| **Current liabilities** | | |
| Accounts payable | 2,625,619 | 695,058 |
| Accruals and provisions | 95,067 | 750,388 |
| | 2,720,686 | 1,445,446 |
| **Non-controlling interest** (note 9) | 2,214,314 | 1,314,141 |
| | 4,935,000 | 2,759,587 |
| **Shareholders' Equity** | | |
| **Share capital** (note 8) | 92,573,847 | 18,629,705 |
| **Contributed surplus** | 2,370,255 | 1,516,912 |
| **Deficit** | (14,089,816) | (11,851,141) |
| | 80,854,286 | 8,295,476 |
| | 85,789,286 | 11,055,063 |

**Commitments** (note 10)

**Contingency** (note 13)

**Approved by the Board of Directors**

(signed) Roman Shklanka
Roman Shklanka, Director

(signed) John Purkis
John Purkis, Director

# Polaris Minerals Corporation

Consolidated Interim Statements of Operations and Deficit

(expressed in Canadian dollars)

| | Three-month period ended June 30, | | Six-month period ended June 30, | |
|---|---|---|---|---|
| | 2006<br>$<br>(Unaudited) | 2005<br>$<br>(Unaudited) | 2006<br>$<br>(Unaudited) | 2005<br>$<br>(Unaudited) |
| **Income** | | | | |
| Interest | 699,326 | 27,015 | 905,987 | 49,989 |
| **Expenses** | | | | |
| Community relations | 29,439 | 119,185 | 78,237 | 429,498 |
| General and administrative | 353,651 | 295,162 | 704,703 | 463,438 |
| Marketing | 132,990 | 100,106 | 212,346 | 191,515 |
| Regulatory compliance | 33,814 | - | 52,320 | - |
| Salaries and benefits | 231,599 | 174,774 | 1,352,505 | 418,566 |
| Stock-based compensation | 59,424 | - | 838,587 | 293,552 |
| | 840,917 | 689,227 | 3,238,698 | 1,796,569 |
| **Loss before undernoted items** | (141,591) | (662,212) | (2,332,711) | (1,746,580) |
| **Non-controlling interest** | 47,545 | 40,496 | 89,827 | 40,496 |
| **Gain on disposal of asset** | - | - | 4,209 | - |
| **Loss for the period** | (94,046) | (621,716) | (2,238,675) | (1,706,084) |
| **Deficit - Beginning of period** | (13,995,770) | (9,488,370) | (11,851,141) | (8,404,002) |
| **Deficit - End of period** | (14,089,816) | (10,110,086) | (14,089,816) | (10,110,086) |
| **Basic and diluted loss per common share** | (0.00) | (0.05) | (0.08) | (0.13) |
| **Weighted average number of common shares outstanding** | 29,624,845 | 12,964,574 | 28,706,161 | 12,964,574 |

# Polaris Minerals Corporation

Consolidated Interim Statements of Cash Flows

(expressed in Canadian dollars)

| | Three-month period ended June 30, | | Six-month period ended June 30, | |
|---|---|---|---|---|
| | 2006 $ (Unaudited) | 2005 $ (Unaudited) | 2006 $ (Unaudited) | 2005 $ (Unaudited) |
| **Cash flows from operating activities** | | | | |
| Loss for the period | (94,046) | (621,716) | (2,238,675) | (1,706,084) |
| Items not affecting cash | | | | |
| Amortization | 24,104 | 10,632 | 27,452 | 21,199 |
| Gain on disposal of asset | - | - | (4,209) | - |
| Non-controlling interest | (47,545) | (40,496) | (89,827) | (40,496) |
| Stock-based compensation | 59,424 | - | 838,587 | 293,552 |
| | (58,063) | (651,580) | (1,466,672) | (1,431,829) |
| Changes in non-cash working capital items | | | | |
| Accounts receivable | (981,221) | (16,653) | (1,192,772) | 61,580 |
| Prepaid expenses and deposit | (30,010) | 6,514 | 197,300 | 13,975 |
| Accounts payable | 1,290,389 | (102,203) | 1,930,561 | (396,751) |
| Accruals and provisions | (16,977) | (39,540) | (655,321) | (32,665) |
| | 262,181 | (151,882) | 279,768 | (353,861) |
| | 204,118 | (803,462) | (1,186,904) | (1,785,690) |
| **Cash flows from financing activities** | | | | |
| Net proceeds from issue of common shares | (15,393) | 36,000 | 74,349,053 | 36,000 |
| Non-controlling interest cash contributions | - | 1,451,412 | 990,000 | 1,451,412 |
| Deferred financing costs | (7,109) | - | (7,109) | - |
| | (22,502) | 1,487,412 | 75,331,944 | 1,487,412 |
| **Cash flows from investing activities** | | | | |
| Property, plant and equipment costs | (11,830,026) | (1,665,288) | (20,082,416) | (1,875,448) |
| Security deposit | (500,000) | - | (700,000) | - |
| Proceeds on disposal of other assets | - | - | 6,209 | - |
| Other assets | (76,480) | (3,938) | (159,206) | (4,648) |
| | (12,406,506) | (1,669,226) | (20,935,413) | (1,880,096) |
| **Increase (decrease) in cash and cash equivalents** | (12,224,890) | (985,276) | 53,209,627 | (2,178,374) |
| **Cash and cash equivalents - Beginning of period** | 66,594,295 | 4,966,849 | 1,159,778 | 6,159,947 |
| **Cash and cash equivalents - End of period** | 54,369,405 | 3,981,573 | 54,369,405 | 3,981,573 |

(expressed in Canadian dollars)

## 1 Nature of operations

Polaris Minerals Corporation (the "Company") was incorporated on May 14, 1999. It is engaged in the development and future operation of construction aggregates properties and projects located in western North America.

## 2 Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles. They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. For further information, refer to the Company's consolidated financial statements, including the accounting policies and notes thereto, for the year ended December 31, 2005.

These interim consolidated financial statements follow the same accounting policies, and the methods of their application, as the annual consolidated financial statements for the year ended December 31, 2005. Certain comparative information has been reclassified to conform to the current period's presentation.

## 3 Property, plant and equipment

| | Orca Sand & Gravel Quarry $ | Eagle Rock Quarry Project $ | Shipping & terminals $ | Total $ |
|---|---|---|---|---|
| Balance - December 31, 2004 | 2,152,348 | 1,498,505 | 1,330,319 | 4,981,172 |
| Expenditures | 2,808,816 | - | 767,541 | 3,576,357 |
| Balance - December 31, 2005 | 4,961,164 | 1,498,505 | 2,097,860 | 8,557,529 |
| Expenditures | 1,737,239 | 8,740 | 470,804 | 2,216,783 |
| Asset under construction | 17,880,389 | - | - | 17,880,389 |
| Balance - June 30, 2006 | 24,578,792 | 1,507,245 | 2,568,664 | 28,654,701 |

Assets under construction are not amortized until the asset is substantially complete and ready for productive use.

(expressed in Canadian dollars)

a) Orca Sand & Gravel Quarry

The Orca Sand & Gravel Quarry (the Orca Quarry) is a six million tonne per year sand and gravel plant located on tidewater, west of the town of Port McNeill, British Columbia. The Company began construction of the quarry in the first quarter of 2006 and once complete, will quarry and process the sand and gravel resource to produce construction aggregates products on site. Products will be shipped in bulk carriers to coastal urban markets, initially in California, under a long-term shipping contract.

The Company has a beneficial interest in Orca Quarry of 88%, the remaining 12% being owned by the Namgis First Nations which has asserted traditional territory rights over the area.

b) Eagle Rock Quarry Project

The Eagle Rock Quarry Project is located on deep tidewater in the Alberni Inlet, southwest of the city of Port Alberni, British Columbia. Products would also be shipped in bulk carriers to coastal urban markets, most probably in California.

The Eagle Rock Quarry Project is held by Eagle Rock Materials Ltd. (ERM). The Company owns 70% of ERM, with the remaining 30% being owned by First Nations that have asserted traditional territory rights over the area.

c) Shipping & terminals

The Company holds a long-term lease with Levin Enterprises, Inc. for a construction aggregates storage and distribution terminal in the Port of Richmond in San Francisco Bay.

## 4 Other assets

| | June 30, 2006 $ | December 31, 2005 $ |
|---|---|---|
| Motor vehicle | 72,876 | 8,000 |
| Equipment and furniture | 210,089 | 140,271 |
| Leasehold improvements | 16,857 | - |
| | 299,822 | 148,271 |
| Less: Accumulated amortization | (114,100) | (92,303) |
| | 185,722 | 55,968 |

(expressed in Canadian dollars)

## 5 Security deposits

The Company has issued $700,000 in irrevocable standby letters of credit as performance bonds on the Orca Quarry. The letters of credit are automatically renewed each year until returned to the Company upon completion of the performance bond and are secured by interest-bearing deposits of $700,000.

## 6 Deferred financing costs

Legal, accounting and other costs directly related to the completion of the Company's prospectus for its initial public offering (note 8(a)) and long-term debt facility (note 7) were deferred as at December 31, 2005. On January 10, 2006, the Company closed its initial public offering, and as a result, deferred costs of $420,304 were netted against the proceeds. The remaining deferred costs of $409,595 are attributable to the long-term debt facility and will be amortized over the term of the debt or expensed if no funds have been drawn by December 31, 2006.

## 7 Long-term debt facility

The Company has a US$31 million debt facility comprised of two Tranches, A and B, for US$21 million and US$10 million, respectively. The loans are repayable in January 2012, but may be repaid at any time without penalty. The loans bear interest that increases annually, commencing at 10% and 15% for Tranche A and Tranche B, respectively, in 2006 and increasing to a maximum of 20% and 25% per annum, respectively, in 2011. Subsequent to the first sale of a shipment of construction aggregates from the Orca Quarry, the Company must elect either to grant 1,000,000 warrants or grant a royalty of US$0.21 per short ton on 88% of construction aggregates shipments for the life of the quarry to the lenders as the Tranche A fee. Similarly, with respect to the Tranche B fee, the Company can elect either to grant 1,153,846 warrants or grant a royalty of US$0.03 per short ton on 88% of construction aggregates shipments for each US$1 million of that facility. Each Tranche A and B warrant is exercisable into one common share at $4.80 per share until November 30, 2010. The Tranche A and B warrants and royalty certificates have been issued and are being held in trust. Draw downs under the facility may be made at the discretion of the Company until December 31, 2006, and as of June 30, 2006, no funds had been drawn down.

(expressed in Canadian dollars)

## 8 Share capital

Authorized

Unlimited common shares without par value

Issued

| | June 30, 2006 | | December 31, 2005 | |
|---|---|---|---|---|
| | Number of common shares | Amount $ | Number of common shares | Amount $ |
| Balance - Beginning of period | 12,996,660 | 18,629,705 | 10,206,660 | 9,332,014 |
| For cash | 16,628,185 | 79,815,288 | 40,000 | 36,000 |
| Share issue costs | - | (5,871,146) | - | - |
| On exercise of special warrants | - | - | 2,750,000 | 9,261,691 |
| Balance - End of period | 29,624,845 | 92,573,847 | 12,996,660 | 18,629,705 |

a) Common shares

In January 2006, the Company completed an initial public offering of 16,628,185 common shares at $4.80 per share for net proceeds of $73,944,142. A cash commission equal to 6.0% of the gross proceeds was paid to the agent.

b) Stock options

| | Number outstanding | Weighted average exercise price $ | Expiry date |
|---|---|---|---|
| Balance - December 31, 2004 | 1,427,500 | 1.47 | 2011 - 2014 |
| Granted | 192,500 | 4.10 | 2015 |
| Exercised | (40,000) | 0.90 | 2012 |
| Cancelled | (17,500) | 3.82 | 2014 |
| Balance - December 31, 2005 | 1,562,500 | 1.79 | 2011 - 2015 |
| Granted | 454,602 | 5.09 | 2016 |
| Balance - June 30, 2006 | 2,017,102 | 2.53 | 2011 - 2016 |

(expressed in Canadian dollars)

As at June 30, 2006, 1,818,542 options were exercisable at a weighted average exercise price of $2.21.

The options granted during the three-month period ended June 30, 2006 have been valued using the Black-Scholes option pricing model and the following assumptions:

| | June 30, 2006 |
|---|---|
| Average risk-free rate | 4.38% |
| Expected life | 5 years |
| Expected volatility | 36.65% |
| Expected dividends | - |

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options. Option pricing models require the input of highly subjective assumptions including expected life and expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

## 9 Non-controlling interest

| | Non-controlling interest in subsidiary $ | Namgis loan receivable $ | Total $ |
|---|---|---|---|
| Balance - December 31, 2004 | - | - | - |
| Equity contribution | 2,040,329 | (588,917) | 1,451,412 |
| Non-controlling interest share of losses | (137,271) | - | (137,271) |
| Balance - December 31, 2005 | 1,903,058 | (588,917) | 1,314,141 |
| Equity contributions | 2,745,581 | (1,755,581) | 990,000 |
| Non-controlling interest share of losses | (89,827) | - | (89,827) |
| Balance - June 30, 2006 | 4,558,812 | (2,344,498) | 2,214,314 |

The Company holds an 88% interest in the Orca Sand & Gravel Limited Partnership (the "Limited Partnership") formed to develop the Orca Quarry, with the remaining 12% interest held by the Namgis First Nation (the Namgis). Non-controlling interest consists of the minority interest's share of the equity in the Limited Partnership offset by the capital contributions loaned to the minority interest by the Company. The principal terms of the loan agreement between the Company and the Namgis are as follows:

- At the request of the Namgis, the Company will make advances to the Namgis to enable them to make their required equity contributions to the Limited Partnership.

(expressed in Canadian dollars)

- Advances made prior to a construction decision will bear interest at prime plus a small margin. Advances made after a construction decision will bear substantially higher interest rates, reflective of the equity nature of the funding.

- The Company's sole recourse for repayment is to the distributions receivable by the Namgis from the Limited Partnership, after repayment of any approved third party who has loaned the Namgis funds for equity contributions. Advances made after a construction decision are repayable solely from those distributions and cannot be prepaid.

Due to the uncertainty regarding recoverability, the Company has not recognized interest receivable on the Namgis loan. The fair value of this amount receivable cannot be determined by the Company as it is dependent on the future success of the Orca Quarry.

## 10 Commitments

a) The following minimum payments are required under operating leases as at June 30, 2006:

| | $ |
|---|---|
| 2006 | 62,052 |
| 2007 | 88,820 |
| 2008 | 21,863 |
| 2009 | 21,863 |
| 2010 | 10,931 |

b) As at June 30, 2006, the Company has entered into construction contracts and purchase orders totalling approximately $20 million and made leasing commitments of $4.4 million related to the Orca Quarry.

## 11 Segmented financial information

The Company operates in one segment: the development and operation of construction aggregates properties and projects located in western North America.

## 12 Related party transactions

During the six-month period ended June 30, 2006, an entity controlled by a director of the Company provided services to the Company in the United States in connection with its shipping, discharge terminals and marketing arrangements at a cost of $126,937 (June 30, 2005 - $116,375) which is included in marketing expenses.

(expressed in Canadian dollars)

## 13 Contingency

During the year ended December 31, 2005, the Company was served a petition made to the Supreme Court of British Columbia by the Komoyue Heritage Society and others disputing the issuance to the Company of its Environmental Assessment Certificate M05-01. The Company believes that the petition is without merit, and the Company has taken action to protect its interest in the status of Environmental Assessment Certificate M05-01.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and operations of Polaris Minerals Corporation (the "Company") has been prepared by management as of August 10, 2006, and should be read in conjunction with the Company's unaudited consolidated interim financial statements for the period ended June 30, 2006, as well as the audited consolidated financial statements for the year ended December 31, 2005 and the related management's discussion and analysis contained in the 2005 Annual Report, which have been prepared in accordance with Canadian generally accepted accounting principles.

## OVERVIEW

The Company is focused on the emerging trade of marine exports of construction aggregates from its coastal properties located on Vancouver Island, British Columbia, Canada to urban markets located on the western seaboard of North America.

In January 2006, the Company closed its initial public offering (IPO) on the Toronto Stock Exchange, and raised net proceeds of approximately $74 million. The Company also closed a bridge debt facility for up to US$31 million.

The Company's 88% owned subsidiary, Orca Sand & Gravel Ltd. ("OSG"), is the General Partner responsible for the development and operation of the Company's first construction aggregate property, a six million tonne per year sand and gravel plant located on tidewater, west of the town of Port McNeill, British Columbia (the "Orca Quarry"). OSG will quarry and process the sand and gravel resource to produce construction aggregate products on site. These products will be shipped in bulk carriers to coastal urban markets, initially in California, under a long term contract with CSL International Inc., the world's leading operator of self-discharging vessels. Initially, shipments will be to San Francisco Bay (the "Bay") and vessels will be partially discharged into third party barges ("lightered") at anchorage in the Bay prior to discharging the balance of the cargo at the Company's receiving, storage and distribution facility in the Port of Richmond in the Bay (the "Richmond Terminal"). Access to a third party terminal is also being sought. This lightering arrangement offers the most economical shipping solution. The Company has also entered into a long-term aggregates supply agreement with a well established construction aggregates consumer located in the San Francisco Bay area. The agreement will provide barge capacity for lightering which will account for approximately 55% of the projected first year sales of the Orca Quarry, falling to 25% of year four projected sales.

Construction of the quarry commenced in the first quarter and is proceeding according to schedule, including the marine piling works for the shiploading facility and processing plant foundations. All construction is expected to be completed by the year end with shipments to market anticipated during the first quarter of 2007.

OSG is the General Partner for the Orca Sand & Gravel Limited Partnership (the "Partnership") which is 88% owned by the Company and 12% by the Namgis First Nation. At the request of the Namgis, the Company makes advances to the Namgis to enable them to make their required equity contributions to the Partnership. The Company's sole recourse for repayment is through the distributions receivable by the Namgis from the Partnership. Advances made after the construction decision are repayable solely from those distributions and cannot be prepaid. The Namgis have contributed equity of approximately $1.1 million to the Partnership.

Eagle Rock Materials Ltd. ("ERM") owns the rights to develop the Eagle Rock Quarry, a very large granite resource located on deep tidewater in the Alberni Inlet, south of the town of Port Alberni, British Columbia. A Mine Permit was obtained for this quarry in 2003 and the Company is actively seeking market outlets which would support the development of the quarry to produce crushed rock construction aggregate products on site. Products would also be shipped in bulk carriers to coastal urban markets, including California. The Company owns 70% of ERM, the remaining 30% being owned by First Nations that have asserted traditional territory rights over the quarry area.

A wholly owned subsidiary of ERM, Eagle Rock Aggregates Inc. ("ERA") is responsible for marketing and terminal development in the USA. ERA holds a long-term lease with Levin Enterprises, Inc. for a construction aggregates storage and distribution terminal in the Port of Richmond in San Francisco Bay. Funding for the construction of the Richmond Terminal was secured by the Company in January 2006, based on an initial design which proved to be too expensive. A redesign of the terminal has now been carried out to more economically accommodate the complex ground conditions prevalent around the Bay and the revised design, submitted to the City of Richmond Building Department, received a Building Permit on August 10, 2006. Final construction costs are expected to give rise to significant capital cost savings. ERA is also progressing discussions with other Ports and port operators in pursuance of the objective to establish multiple entry locations to serve the major cities on the California coast.

## RESULTS OF OPERATIONS

During the quarter ended June 30, 2006, the Company incurred a loss of $94,000 ($0.00 per share) compared to a loss of $622,000 ($0.05 per share) in the comparative quarter. During the six months ended June 30, 2006 the Company incurred a loss of $2,239,000 ($0.08 per share) compared to a loss of $1,706,000 ($0.13 per share) in the comparative period.

Operating activities, taking into account non-cash items and non cash working capital, increased cash $204,000 for the three months ended June 30, 2006 compared to cash outflow of $803,000 in the 2005 period. During the six month period ended June 30, 2006, operating activities used cash of $1,187,000 compared to cash used of $1,786,000 in the 2005 period.

The Company had no operating revenues during the period, and the losses were attributable to expenses incurred, as discussed below.

Expenses of $841,000 were charged to operations during the June 30, 2006 quarter, compared to expenses of $689,000 in the comparative quarter. Expenses in the current six month period amounted to $3,239,000 compared to $1,797,000 in the 2005 period.

- Community relations expenses decreased for the June quarter to $29,000 from $119,000 in the comparative quarter. Expenses amounted to $78,000 in the current six month period ended June 30, 2006 compared to $429,000 in the comparative period. The majority of these costs represented funding of the Kwakiutl and Namgis First Nations in connection with the restructuring of their participating interests in the Orca Project in 2005. These matters have now been resolved and, as expected, costs declined in line with the lower level of community activities at the Orca Project and the Eagle Rock Quarry.

- General and administrative costs in the three months ended June 30, 2006 increased to $354,000 from $295,000 in the 2005 year. For the 2006 six month period, costs were $705,000 compared to $463,000 in the 2005 period. The increase is mainly attributable to increased investor relations activity and insurance as a result of the Company listing on the Toronto Stock Exchange as well as increased general office costs related to the construction of the Orca Quarry.
- Marketing costs in the three months ended June 30, 2006 increased to $133,000 compared to $100,000 in the 2005 quarter, and remained consistent at $212,000 compared to $192,000 in the six month period. The increase is mainly attributable to increased consulting fees for the Company's shipping, discharging, and marketing arrangements
- Regulatory compliance costs in the three months ended June 30, 2006 increased to $33,000 compared to $Nil in the 2005 quarter and increased $52,000 compared to $Nil in the six months ended June 30, 2006 as a result of completing the Company's initial public offering in the first quarter of 2006.
- Salaries and benefits increased to $232,000 in the three month period ended June 30, 2006 from $175,000 in 2005, mainly due to increased staffing levels in 2006. Costs for the 2006 six month period were $1,353,000 compared to $419,000 in 2005. This increase, in accordance with senior managements' employment contracts, is a result of $800,000 in management bonuses paid as certain milestones were achieved. Increased staffing levels account for the remaining increase in the six months ended June 30, 2006.
- An expense of $59,000 was recorded in the three months ended June 30, 2006 for stock-based compensation compared with $Nil in the 2005 period and for the six months ended June 30, 2006, an expense of $839,000 compared with $294,000 was recorded. Further, $15,000 in stock based compensation was capitalised to property, plant & equipment for the three and six month period ended June 30, 2006 compared with $Nil in the comparative periods. The increase in stock based compensation in the second quarter of 2006, is a result of 167,102 stock options being issued while no stock options were issued for the same period in 2005 and 454,602 stock options issued in the six months ended June 30, 2006 compared with 167,500 for 2005 and the differing variables utilized in the Black Scholes option valuation.

## SUMMARY OF QUARTERLY RESULTS

The selected financial information set out below is based on and derived from the unaudited consolidated financial statements of the Company for each of the quarters listed:

| | Three Months Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2006 | | 2005 | | | | 2004 | |
| | **June 30,** | **Mar. 31,** | **Dec. 31,** | **Sept. 30,** | **June 30,** | **Mar. 31,** | **Dec. 31,** | **Sept. 30,** |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| Revenue | Nil | Nil | Nil | Nil | Nil | Nil | Nil | Nil |
| Interest income | 699,326 | 206,661 | 12,969 | 20,480 | 27,015 | 22,974 | 51,442 | 39,542 |
| Loss for the quarter | (94,046) | (2,144,629) | (663,615) | (1,077,440) | (621,716) | (1,084,368) | (718,214) | (552,174) |
| Basic and diluted loss per share | (0.01) | (0.08) | (0.06) | (0.08) | (0.05) | (0.08) | (0.06) | (0.04) |

## FINANCING

During the six months ended June 30, 2006, the Company closed its initial public offering and issued 16,628,185 common shares at $4.80 per share for net proceeds of $73,944,142. A cash commission equal to 6.0% of the gross proceeds was paid to the agent. On January 10, 2006, the Company's shares were listed on the Toronto Stock Exchange and commenced trading with the symbol PLS.

The Company also closed a US$31 million debt facility in the six months ended June 30, 2006. The facility comprised two Tranches, A and B, for US$21 million and US$10 million, respectively. The loans are repayable on January, 2012, but may be repaid at any time without penalty. The loans bear interest that increases annually, commencing at 10% and 15% for Tranche A and Tranche B respectively, in 2006 and increasing to a maximum of 20% to 25% per annum respectively in 2011. Subsequent to the first sale of a shipment of construction aggregates from the Orca Quarry, the Company must elect either to grant 1,000,000 warrants or grant a royalty of US$0.21 per short ton on 88% of construction aggregates shipments for the life of the quarry to the lenders as the Tranche A fee. Similarly, with respect to the Tranche B fee, the Company elects either to grant 1,153,846 warrants or grant a royalty of US$0.03 per short ton on 88% of construction aggregates shipments for each US$1 million of that facility. Each Tranche A and B warrant is exercisable into one common share at $4.80 per share until November 30, 2010. The Tranche A and B warrants and royalty certificates have been issued and are being held in trust. Draw downs under the facility may be made at the discretion of the Company until December 31, 2006, and as of August 10, 2006, no funds had been drawn.

## INVESTING

The Company capitalises only direct costs incurred on projects determined to be viable, and charges certain other costs to operations, including salary and support costs; marketing studies and initiatives; and community relations programs.

Orca Sand & Gravel Quarry

The Company capitalised $11,622,000 to the Orca Project during the June 2006 quarter and $19,618,000 during the six months ended June 30, 2006 compared to $144,000 in the June 2005 quarter and $306,000 for the six month period ended June 30, 2005. Included in this increase is $10,525,000 and $17,880,000 for the quarter and six months ended June 30, 2006, respectively, of Assets Under Construction which relates to the commencement of construction on the Orca Quarry with a major portion of these costs being associated with the Company's ship loader, process plant, load-out conveyor and land clearing. Other costs incurred in the six months ended June 30, 2006 include sampling & testing, geotechnical surveys, development of drawings for the Orca Quarry Ship loader and the remediation of an old dump adjacent to the Cluxewe River, but outside the Company's lease area. This remediation was mandated by the Land Titles Act and was therefore a precondition to the execution and registration of the lease agreement with Western Forest Products Inc. ("WFP"). However, an agreement is in place to recover 50% of these costs from Orca Quarry royalties payable to WFP. The costs incurred to June 30, 2005 were principally attributable to the preparation and filing of the environmental and mine permit applications and assessment work on the mineral claims, the development of the feasibility study and remediation of the dump near the Cluxewe River.

Eagle Rock Quarry Project

During the three and six months ended June 30, 2006, $Nil and $9,000 was capitalised to the Eagle Rock Quarry compared with $Nil expenditures in 2005. Costs incurred in 2006 comprised lease costs to keep the property in good standing.

Shipping and Terminals

During the three and six months ended June 30, 2006, the Company capitalised costs of $223,000 and $471,000, respectively, compared to $112,000 and $160,000 in 2005. Costs in 2006 and 2005 were principally incurred in connection with the Company's leased terminal site at the Port of Richmond, permitting and on product testing.

## LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2006, the Company had working capital of $53 million, including cash of $54 million compared to working capital of $189,000 and cash of $1.2 million at December 31, 2005. On January 10, 2006, the Company raised net proceeds of approximately $74 million and arranged a debt facility of approximately $36 million (US$31 million). The Company expects that these arrangements will finance the construction of the Orca Quarry and Richmond Terminal, and fund their operations through to sustainable positive net cash flows.

Subsequent to its construction decision on January 10, 2006, the Company entered into certain contracts for the construction of the Orca Quarry, which have been included in the following table of contractual obligations:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | Less than one year | 2-3 years | 4-5 years | After 5 years |
| Operating leases | $204,000 | $62,000 | $111,000 | $33,000 | |
| Orca Quarry - construction contracts | $20,000,000 | $20,000,0000 | - | - | - |
| Orca Quarry - purchase obligations | $4,346,000 | $4,346,000 | - | - | - |

## RELATED PARTY TRANSACTION

During the six months ended June 30, 2006, a company controlled by a director of the Company provided services to the Company in the United States in connection with its proposed shipping, discharging, and marketing arrangements, at a cost of $127,000 respectively (2005 - $116,000).

## CRITICAL ACCOUNTING ESTIMATES

The Company's accounting policies are described in Note 2 to the December 31, 2005 audited consolidated financial statements. Both the accounting polices used and the estimates made by management can impact the consolidated financial statements. The Company considers the estimate of stock-based compensation to be significant.

The Company uses the fair-value method of accounting for stock based compensation related to incentive stock options granted. In determining the fair value, the Company makes estimates of the expected volatility of the stock, the expected life of the option and the discount rate. Changes in these estimates could result in the fair value of the stock-based compensation being less than or greater than the amount recorded.

## FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The fair values of cash and cash equivalents, accounts receivable and prepaid expenses and deposits, restricted cash, accounts payable and accruals and provisions approximate their book value due to their short-term nature. Cash and cash equivalents and restricted cash include cash and short-term investments held in the form of high quality commercial paper. The investment terms are less than three months at the time of acquisition and are highly liquid to ensure that funds are available to meet the financial obligations of the Company.

## CAPITAL STOCK

As at the date of this report, the Company had unlimited common shares authorized, of which 29,649,845 were outstanding. The Company also had 2,082,102 options outstanding, currently exercisable into 1,793,542 common shares.

## RISKS AND UNCERTAINTIES

During 2005, the Company was served a petition made to the Supreme Court of British Columbia by the Komoyue Heritage Society and others disputing the issuance to the Company of the environmental assessment certificate for the Orca Quarry. The Company believes that the petition is without merit and has taken action to protect its interest in the status of the environmental assessment certificate.

The development and operation of the Company's construction aggregates properties involves a high degree of financial risk. The risk factors which should be taken into account in assessing the Company's activities include, but are not necessarily limited to, those set out in the paragraphs below. These risks are not intended to be presented in any assumed order of priority. Any one or more of these risks could have a material effect on the Company and should be taken into account in assessing the Company's activities.

The quarrying industry is competitive and the Company may not secure the construction aggregates sales volumes and prices anticipated for the Orca Quarry. As the Company's sales will be in US dollars, currency fluctuations may adversely affect the Company's revenues once sales commence. Further, the Company must secure access to additional discharge points and additional shipping volumes for its products. An additional risk exists that the Company may be unable to meet minimum freight contract volumes, particularly during the earlier years of the contract.

Quarrying involves a high degree of risk and the Company has no history of construction aggregates project development or operations. Additionally, certain groups are opposed to quarrying and could attempt to interfere with the Company's operations, whether by legal process, regulatory process or otherwise. The Company's title to its properties may be subject to disputes or other claims, including land title claims of First Nations. Construction aggregates quarrying, processing and development activities are highly regulated and changes to government regulations or interpretation of those regulations may also adversely affect the Company. The Company currently depends on a single property with a construction aggregate resource that has an estimated life of 25 years. In order to maintain its annual production the Company will be required to obtain other construction aggregates resources in the future to bring into production. The Company's operations are subject to environmental risks and the actual costs of reclamation for the property are uncertain. Further, the Company's insurance will not cover all the potential risks associated with a quarrying operation.

The Company is principally dependent upon its key personnel and will also be required to recruit and retain personnel to facilitate the growth of the Company.

The specifics of the Company's "risks" are detailed in disclosures with the heading "Risk Factors" in the Company's periodic filings with securities regulators.

## OUTLOOK

The Company expects to meet its long-term business objective of becoming a leading exporter of construction aggregates from British Columbia to the west coast of North America. Its principal goals for 2006 are to:

- complete construction of the Orca Quarry;
- commence construction of the Richmond Terminal for completion in 2007;
- commence production and build product inventories at the Orca Quarry;
- secure additional construction aggregates sales contracts and terminal access.

## CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Management's Discussion and Analysis release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. These statements and information appear in a number of places in this document and include estimates, forecasts, information and statements as to management's expectations with respect to, among other things the future financial or operating performance of the Company, costs and timing of the development of the construction aggregate quarry, the timing and amount of estimated future production, costs of production, capital and operating expenditures, requirements for additional capital, government regulation of quarrying operations, environmental risks, reclamation expenses, and title disputes. Often, but not always, forward-looking statements and information can be identified by the use of words such as "may", "will", "should", "plans", "expects", "intends", "anticipates", "believes", "budget", and "scheduled" or the negative thereof or variations thereon or similar terminology. Forward-looking statements and information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that any such forward-looking statements and information are not guarantees and there can be no assurance that such statements and information will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risks and Uncertainties" in the Company's Annual Report and under the heading "Risk Factors" in the Company's Annual Information Form (AIF) in respect of its financial year-ended December 31, 2005, both of which are filed with Canadian regulators on SEDAR (www.sedar.com). The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise. All written and oral forward-looking statements and information attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements.

## OTHER INFORMATION

Additional information related to the Company is available for viewing on SEDAR at www.sedar.com and at the Company's website at www.polarmin.com.

**Form 52-109F2**
**Certification of Interim Filings**

I, **Marco A. Romero**, Chief Executive Officer of **POLARIS MINERALS CORPORATION** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Polaris Minerals Corporation (the "issuer") for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 9, 2006.

*"Marco A. Romero"*
**Marco A. Romero**
Chief Executive Officer

**Form 52-109F2**
**Certification of Interim Filings**

I, **Lisa Dea**, Chief Financial Officer of **POLARIS MINERALS CORPORATION** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Polaris Minerals Corporation (the "issuer") for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 9, 2006.

*"Lisa Dea"*
**Lisa Dea**
Chief Financial Officer

# Polaris Minerals Corporation

Consolidated Interim Financial Statements
**September 30, 2006**
(expressed in Canadian dollars)
(Unaudited)

# Polaris Minerals Corporation

Consolidated Balance Sheets

(expressed in Canadian dollars)

| | September 30, 2006 $ (unaudited) | December 31, 2005 $ |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | 42,007,122 | 1,159,778 |
| Accounts receivable | 2,415,335 | 138,458 |
| Prepaid expenses and deposits | 91,196 | 335,933 |
| | 44,513,653 | 1,634,169 |
| **Property, plant and equipment** (note 3) | 54,146,915 | 8,557,529 |
| **Other assets** (note 4) | 428,529 | 55,968 |
| **Security deposits** (note 5) | 700,000 | - |
| **Deferred financing costs** (note 6) | 409,595 | 807,397 |
| | 100,198,692 | 11,055,063 |
| **Liabilities** | | |
| **Current liabilities** | | |
| Accounts payable | 5,353,231 | 695,058 |
| Accruals and provisions | 1,533,462 | 750,388 |
| | 6,886,693 | 1,445,446 |
| **Long term debt** (note 7) | 5,559,796 | - |
| **Non-controlling interest** (note 9) | 2,161,075 | 1,314,141 |
| **Asset retirement obligations** (note 10) | 4,530,115 | - |
| | 19,137,679 | 2,759,587 |
| **Shareholders' Equity** | | |
| **Share capital** (note 8) | 92,750,617 | 18,629,705 |
| **Contributed surplus** | 2,409,701 | 1,516,912 |
| **Deficit** | (14,099,305) | (11,851,141) |
| | 81,061,013 | 8,295,476 |
| | 100,198,692 | 11,055,063 |

**Subsequent Event** (note 14)

**Commitments** (note 11)

**Approved by the Board of Directors**

*"Roman Shklanka"*
Roman Shklanka, Director

*"John Purkis"*
John Purkis, Director

# Polaris Minerals Corporation

Consolidated Statements of Operations and Deficit

(expressed in Canadian dollars)

| | Three-month period ended September 30, | | Nine-month period ended September 30, | |
|---|---|---|---|---|
| | 2006 $ (unaudited) | 2005 $ (unaudited) | 2006 $ (unaudited) | 2005 $ (unaudited) |
| **Income** | | | | |
| Interest | 982,495 | 20,480 | 1,888,482 | 70,469 |
| **Expenses** | | | | |
| Community relations | 39,519 | 163,156 | 117,756 | 592,653 |
| General and administrative | 626,510 | 190,021 | 1,331,213 | 653,460 |
| Marketing | 90,049 | 96,996 | 302,395 | 288,511 |
| Regulatory compliance | 16,002 | - | 68,322 | - |
| Salaries and benefits | 229,083 | 178,262 | 1,581,588 | 596,828 |
| Stock-based compensation | 44,060 | 516,205 | 882,647 | 809,757 |
| | 1,045,223 | 1,144,640 | 4,283,921 | 2,941,209 |
| **Loss before undernoted items** | (62,728) | (1,124,160) | (2,395,439) | (2,870,740) |
| **Non-controlling interest** | 53,239 | 46,719 | 143,066 | 87,215 |
| **Gain on disposal of asset** | - | - | 4,209 | - |
| **Loss for the period** | (9,489) | (1,077,441) | (2,248,164) | (2,783,525) |
| **Deficit - Beginning of period** | (14,089,816) | (10,110,086) | (11,851,141) | (8,404,002)) |
| **Deficit - End of period** | (14,099,305) | (11,187,527) | (14,099,305) | (11,187,527) |
| **Basic and diluted loss per common share** | (0.00) | (0.08) | (0.08) | (0.21) |
| **Weighted average number of common shares outstanding** | 29,642,486 | 12,996,660 | 29,021,699 | 12,975,387 |

# Polaris Minerals Corporation

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

| | Three-month period ended September 30, | | Nine-month period ended September 30, | |
|---|---|---|---|---|
| | 2006 $ (unaudited) | 2005 $ (unaudited) | 2006 $ (unaudited) | 2005 $ (unaudited) |
| **Cash flows from operating activities** | | | | |
| Loss for the period | (9,489) | (1,077,441) | (2,248,164) | (2,783,525) |
| Items not affecting cash | | | | |
| Amortization | 49,404 | 10,614 | 76,855 | 31,813 |
| Gain on disposal of asset | - | - | (4,209) | - |
| Non-controlling interest | (53,239) | (46,719) | (143,066) | 87,215 |
| Stock-based compensation | 44,060 | 516,205 | 882,647 | 809,757 |
| | 30,736 | (597,341) | (1,435,937) | (1,854,740) |
| Changes in non-cash working capital items | | | | |
| Accounts receivable | (1,084,105) | 9,121 | (2,276,877) | 70,701 |
| Prepaid expenses and deposits | 47,437 | (2,446) | 244,737 | 11,529 |
| Accounts payable | 1,589,156 | (28,320) | 1,080,334 | (425,071) |
| Accruals and provisions | 1,438,395 | 13,621 | 783,074 | (19,044) |
| | 1,990,883 | (8,024) | (168,732) | (361,885) |
| | 2,021,619 | (605,365) | (1,604,669) | (2,216,625) |
| **Cash flows from financing activities** | | | | |
| Net proceeds from issue of common shares | 120,000 | - | 74,469,053 | 36,000 |
| Long term debt | 5,559,796 | - | 5,559,796 | |
| Non-controlling interest cash contributions | - | - | 990,000 | 1,276,982 |
| Deferred financing costs | - | - | (7,109) | - |
| | 5,679,796 | - | 81,011,740 | 1,312,982 |
| **Cash flows from investing activities** | | | | |
| Property, plant and equipment costs | (19,771,487) | (473,713) | (37,414,519) | (2,349,161) |
| Security deposit | - | - | (700,000) | - |
| Proceeds on disposal of other assets | - | - | 6,209 | - |
| Other assets | (292,211) | (1,201) | (451,417) | (5,849) |
| | (20,063,698) | (474,914) | (38,559,727) | (2,355,010) |
| **Increase (decrease) in cash and cash equivalents** | (12,362,283) | (1,080,279) | 40,847,344 | (3,258,653) |
| **Cash and cash equivalents - Beginning of period** | 54,369,405 | 3,981,573 | 1,159,778 | 6,159,947 |
| **Cash and cash equivalents - End of period** | 42,007,122 | 2,901,294 | 42,007,122 | 2,901,294 |

(expressed in Canadian dollars)

## 1 Nature of operations

Polaris Minerals Corporation (the "Company") was incorporated on May 14, 1999. It is engaged in the development and future operation of construction aggregates properties and projects located in western North America.

## 2 Significant accounting policies

These financial statements are prepared in accordance with Canadian generally accepted accounting principles. They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. For further information, refer to the Company's consolidated financial statements, including the accounting policies and notes thereto, for the year ended December 31, 2005.

These interim consolidated financial statements follow the same accounting policies, and the methods of their application, as the annual consolidated financial statements for the year ended December 31, 2005, except as follows:

a) Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment. The Company records the fair value of any asset retirement obligations as a long term liability in the period in which the related environmental disturbance occurs, based on the net present value of the estimated future costs. The fair value of the liability is added to the carrying amount of the capitalized mineral property. This additional capitalized amount will begin to be amortized once commercial production commences and will continue to be amortized over the estimated useful life of the asset. The obligation is adjusted at the end of each fiscal period to reflect the passage of time and changes in the estimated future costs underlying the obligation.

Certain comparative information has been reclassified to conform to the current period's presentation.

(expressed in Canadian dollars)

## 3 Property, plant and equipment

| | Orca Sand & Gravel Quarry $ | Eagle Rock Quarry Project $ | Shipping & terminals $ | Total $ |
|---|---|---|---|---|
| Balance - December 31, 2004 | 2,152,348 | 1,498,505 | 1,330,319 | 4,981,172 |
| Expenditures | 2,808,816 | - | 767,541 | 3,576,357 |
| Balance - December 31, 2005 | 4,961,164 | 1,498,505 | 2,097,860 | 8,557,529 |
| Expenditures | 6,546,597 | 8,740 | 2,721,072 | 9,276,409 |
| Future reclamation (note 10) | 4,530,115 | | | 4,530,115 |
| Assets under construction | 31,782,862 | - | - | 31,782,862 |
| Balance - September 30, 2006 | 47,820,738 | 1,507,245 | 4,818,932 | 54,146,915 |

Assets under construction will not be amortized until the asset is substantially complete and ready for productive use.

a) Orca Sand & Gravel Quarry

The Orca Sand & Gravel Quarry (the Orca Quarry) is a sand and gravel quarry with a plant capable of producing six million tonne per year. It is on tidewater, west of the town of Port McNeill, British Columbia. The Company began construction of the quarry in the first quarter of 2006 and once complete, by the end of 2006, will quarry and produce sand and gravel destined for the ready-mix concrete industry in coastal urban markets.. Products will be shipped in bulk carriers to coastal urban markets under a long-term shipping contract.

The Company has a beneficial interest in the Orca Quarry of 88% the remaining 12% being owned by the Namgis First Nation which has asserted traditional territory rights over the area.

b) Eagle Rock Quarry Project

The Eagle Rock Quarry Project is a proposed granite quarry located on deep tidewater in the Alberni Inlet, southwest of the city of Port Alberni, British Columbia. Crushed granite products, predominantly destined for the asphalt paving industry, will also be shipped in bulk carriers to coastal urban markets, most probably in California.

The Eagle Rock Quarry Project is held by Eagle Rock Materials Ltd. (ERM). The Company owns 70% of ERM, with the remaining 30% being owned by First Nations that have asserted traditional territory rights over the area.

(expressed in Canadian dollars)

c) Shipping & terminals

The Company holds a long-term lease with Levin Enterprises, Inc. for a construction aggregates storage and distribution terminal in the Port of Richmond in San Francisco Bay.

## 4 Other assets

| | September 30, 2006 $ | December 31, 2005 $ |
|---|---|---|
| Motor vehicles | 119,215 | 8,000 |
| Equipment and furniture | 455,615 | 140,271 |
| Leasehold improvements | 16,857 | - |
| | 591,687 | 148,271 |
| Less: Accumulated amortization | (163,158) | (92,303) |
| | 428,529 | 55,968 |

## 5 Security deposits

The Company has issued $700,000 in irrevocable standby letters of credit as performance bonds on the Orca Quarry. The letters of credit are automatically renewed each year until returned to the Company upon completion of the performance bond and are secured by interest-bearing deposits of $700,000.

## 6 Deferred financing costs

Legal, accounting and other costs directly related to the completion of the Company's prospectus for its initial public offering (note 8 (a)) and long-term debt facility (note 7) were deferred as at December 31, 2005. On January 10, 2006, the Company closed its initial public offering and, as a result, deferred costs of $420,304 were netted against the proceeds. The remaining deferred costs of $409,595 are attributable to the long-term debt facility and will be amortized over the term of the debt.

(expressed in Canadian dollars)

## 7 Long-term debt facility

| | September 30, 2006 $ | December 31, 2005 $ |
|---|---|---|
| Ingalls & Snyder Tranche A – 10% | 5,528,000 | - |
| Accrued interest | 31,796 | - |
| | 5,559,796 | - |
| Less: Current portion | - | - |
| | 5,559,796 | - |

The Company has a US$31 million debt facility comprised of two Tranches, A and B, for US$21 million and US$10 million, respectively. As at September 30, 2006, the Company has drawn down US$5,000,000. The loans are repayable in January 2012, but may be repaid at any time without penalty. The loans bear interest that increases annually, commencing at 10% and 15% for Tranche A and Tranche B, respectively, in 2006 and increasing to a maximum of 20% and 25% per annum, respectively, in 2011. Immediately, subsequent to the first sale of a shipment of construction aggregates from the Orca Quarry, the Company must elect either to grant 1,000,000 warrants or grant a royalty of US$0.21 per short ton on 88% of construction aggregates shipments for the life of the quarry to the lenders as the Tranche A fee. Similarly, with respect to the Tranche B fee, the Company can elect either to grant 1,153,846 warrants or grant a royalty of US$0.03 per short ton on 88% of construction aggregates shipments for each US$1 million of that facility. Each Tranche A and B warrant will be exercisable into one common share at $4.80 per share until November 30, 2010. The Tranche A and B warrants and royalty certificates have been issued and are being held in trust. Draw downs under the facility may be made at the discretion of the Company until December 31, 2006.

(expressed in Canadian dollars)

## 8 Share capital

Authorized
Unlimited common shares without par value

Issued

| | September 30, 2006 | | December 31, 2005 | |
|---|---|---|---|---|
| | Number of common shares | Amount $ | Number of common shares | Amount $ |
| Balance - Beginning of period | 12,996,660 | 18,629,705 | 10,206,660 | 9,332,014 |
| For cash | 16,628,185 | 79,815,288 | 40,000 | 36,000 |
| Share issue costs | - | (5,871,146) | - | - |
| On exercise of stock options | 25,000 | 176,770 | | |
| On exercise of special warrants | - | - | 2,750,000 | 9,261,691 |
| Balance - End of period | 29,649,845 | 92,750,617 | 12,996,660 | 18,629,705 |

a) Common shares

In January 2006, the Company completed an initial public offering of 16,628,185 common shares at $4.80 per share for net proceeds of $73,944,142. A cash commission equal to 6.0% of the gross proceeds was paid to the agent.

(expressed in Canadian dollars)

b) Stock options

| | Number outstanding | Weighted average exercise price $ | Expiry date |
|---|---|---|---|
| Balance - December 31, 2004 | 1,427,500 | 1.47 | 2011 - 2014 |
| Granted | 192,500 | 4.10 | 2015 |
| Exercised | (40,000) | 0.90 | 2012 |
| Cancelled | (17,500) | 3.82 | 2014 |
| Balance - December 31, 2005 | 1,562,500 | 1.79 | 2011 - 2015 |
| Granted | 594,602 | 4.87 | 2013 - 2016 |
| Exercised | (25,000) | 4.80 | 2016 |
| Cancelled | (25,000) | 4.80 | 2016 |
| Balance – September 30, 2006 | 2,107,102 | 2.63 | 2011 - 2016 |

As at September 30, 2006, 1,793,542 options were exercisable at a weighted average exercise price of $2.18.

The options granted during the three-month period ended September 30, 2006 have been valued using the Black-Scholes option pricing model and the following assumptions:

| | September 30, 2006 |
|---|---|
| Average risk-free rate | 4.08 - 4.19% |
| Expected life | 3.5 - 5 years |
| Expected volatility | 35.20 - 40.96% |
| Expected dividends | - |

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options. Option pricing models require the input of highly subjective assumptions including expected life and expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate..

(expressed in Canadian dollars)

## 9 Non-controlling interest

| | Non-controlling interest in subsidiary $ | Namgis loan receivable $ | Total $ |
|---|---|---|---|
| Balance - December 31, 2004 | - | - | - |
| Equity contributions | 2,040,329 | (588,917) | 1,451,412 |
| Non-controlling interest share of losses | (137,271) | - | (137,271) |
| Balance - December 31, 2005 | 1,903,058 | (588,917) | 1,314,141 |
| Equity contributions | 4,461,581 | (3,471,581) | 990,000 |
| Non-controlling interest share of losses | (143,066) | - | (143,066) |
| Balance – September 30, 2006 | 6,221,573 | (4,060,498) | 2,161,075 |

The Company holds an 88% interest in the Orca Sand & Gravel Limited Partnership (the Limited Partnership) formed to develop the Orca Quarry, with the remaining 12% interest held by the Namgis First Nation (the Namgis). Non-controlling interest consists of the minority interest's share of the equity in the Limited Partnership offset by the capital contributions loaned to the minority interest by the Company. The principal terms of the loan agreement between the Company and the Namgis are as follows:

- At the request of the Namgis, the Company will make advances to the Namgis to enable them to make their required equity contributions to the Limited Partnership.

- Advances made prior to a construction decision will bear interest at prime plus a small margin. Advances made after a construction decision will bear substantially higher interest rates, reflective of the equity nature of the funding.

- The Company's sole recourse for repayment is to the distributions receivable by the Namgis from the Limited Partnership, after repayment of any approved third party who has loaned the Namgis funds for equity contributions. Advances made after a construction decision are repayable solely from those distributions and cannot be prepaid.

Due to the uncertainty regarding recoverability, the Company has not recognized interest receivable on the Namgis loan. The fair value of this amount receivable cannot be determined by the Company as it is dependent on the future success of the Orca Quarry.

(expressed in Canadian dollars)

## 10 Asset retirement obligations

During the nine months ended September 30, 2006, the Company recognized asset retirement obligations in connection with the construction and development of the Orca Quarry. As a result, the Company recorded liabilities totalling $4,530,115 in the nine months ended September 30, 2006 (2005 - $Nil) and increased capitalized property, plant and equipment associated with the Orca Quarry by the same amount.

| | September 30, 2006 $ | December 31, 2005 $ |
|---|---|---|
| Obligation – beginning of period | - | - |
| Liabilities incurred | 4,530,115 | - |
| Accretion expense | - | |
| Liabilities settled | - | |
| Revisions in estimated cash flows | - | - |
| Obligation – end of period | 4,530,115 | - |

A determination of the fair value of the liability assumes undiscounted estimated future cash flows needed to settle the liability incurred to September 30, 2006 of approximately $8,678,000, which are expected to be expended throughout the mine life to 2031. These estimated future cash flows have been discounted at credit-adjusted risk-free rates ranging from 4.13% to 4.70%.

## 11 Commitments

a) The following minimum payments are required under operating leases as at September 30, 2006:

| | $ |
|---|---|
| 2006 | 113,874 |
| 2007 | 469,926 |
| 2008 | 402,968 |
| 2009 | 402,968 |
| 2010 | 392,037 |
| Thereafter | 6,097,696 |

b) As at September 30, 2006, the Company has entered into construction contracts and purchase orders totalling approximately $14 million and made leasing commitments of $4.3 million related to the Orca Quarry and has entered into construction contracts and purchase orders totalling approximately $5.3 related to the Richmond Terminal.

(expressed in Canadian dollars)

## 12 Segmented financial information

The Company operates in one segment: the development and operation of construction aggregates properties and projects located in western North America.

## 13 Related party transactions

During the nine month period ended September 30, 2006, an entity controlled by a director of the Company provided services to the Company in the United States in connection with its shipping, discharge terminals and marketing arrangements at a cost of $302,394 (September 30, 2005 - $189,315) which is included in marketing expenses.

## 14 Subsequent event

During the year ended December 31, 2005, the Company was served a petition made to the Supreme Court of British Columbia by the Komoyue Heritage Society and others disputing the issuance to the Company of its Environmental Assessment Certificate M05-01. The Company believes that the petition is without merit, and the Company has taken action to protect its interest in the status of Environmental Assessment Certificate M05-01. Subsequent to September 30, 2006 the petition was dismissed by the Supreme Court of British Columbia.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and operations of Polaris Minerals Corporation (the "Company") has been prepared by management as of November 7, 2006, and should be read in conjunction with the Company's unaudited consolidated interim financial statements for the period ended September 30, 2006, as well as the audited consolidated financial statements for the year ended December 31, 2005 and the related management's discussion and analysis contained in the 2005 Annual Report, which have been prepared in accordance with Canadian generally accepted accounting principles.

## OVERVIEW

The Company is focused on the emerging trade of marine exports of construction aggregates from its coastal properties located on Vancouver Island, British Columbia, Canada to urban markets located in the Pacific coastal region.

The Company's first construction aggregate property, a six million tonne per year sand and gravel quarry located on tidewater, west of the town of Port McNeill, British Columbia (the Orca Quarry), commenced construction in the first quarter of 2006 and production of material is expected to commence before the year end. The Company will quarry and process the sand and gravel resource to produce construction aggregate products on site. These products will be shipped in bulk carriers to Pacific coastal urban markets under a long term contract with CSL International Inc., the world's leading operator of self-discharging vessels.

The Company has a long-term aggregates supply agreement (the "Supply Agreement") with a well established construction aggregates consumer located in the San Francisco Bay area, one of the Company's target markets. Shipments to San Francisco Bay (the "Bay") will be partially discharged into third party barges ("lightered"), provided under the Supply Agreement, at anchorage in the Bay prior to discharging the balance of the cargo at the Company's receiving, storage and distribution facility or a third party terminal, access to which is being sought. This lightering arrangement offers the most economical shipping solution. Shipments to market are anticipated during the first quarter of 2007 and this Supply Agreement will initially account for approximately 55% of the projected first year sales of 1.4 million tons.

The Orca Quarry is held by the Orca Sand & Gravel Limited Partnership which is owned 88% by the Company and 12% by the Namgis First Nation (the "Namgis"). At the request of the Namgis, the Company makes advances to the Namgis to enable them to make their required equity contributions to the Partnership. The Company's sole recourse for repayment is through the distributions receivable by the Namgis from the Partnership. Advances made after the construction decision are repayable solely from those distributions and cannot be prepaid. The Namgis have contributed equity of approximately $1.1 million to the Partnership.

The Company owns the rights to develop the Eagle Rock Quarry, a very large granite resource located on deep tidewater in the Alberni Inlet, south of the town of Port Alberni, British Columbia. A Mine Permit was obtained for this quarry in 2003 and the Company is actively seeking market outlets which would support the development of the quarry to produce crushed rock construction aggregate products on site. Products would also be shipped in bulk carriers to coastal urban markets in the Pacific. The Eagle Rock Quarry is held by Eagle Rock Materials Ltd. which is owned 70% by the Company and 30% by First Nations that have asserted traditional territorial rights over the quarry area.

The Company has a long-term lease with Levin Enterprises, Inc. for a construction aggregates storage and distribution terminal in the Port of Richmond in the Bay. The initial design for the construction of the Richmond Terminal proved to be too expensive and a redesign of the terminal is now complete with construction cost savings of US$9.1 million for a projected cost of US$27.4 million. The redesign more economically accommodates the complex ground conditions prevalent around the Bay. Following receipt of a Building Permit on August 10, 2006, the Company began site preparation and ground stabilization on the site at the end of the quarter, in anticipation of the start of construction of the terminal facilities. The Company is also progressing discussions with other ports and port operators in pursuance of the objective to establish multiple entry locations to serve major cities on the Pacific coast.

Funding for the development of the Orca Quarry and Richmond Terminal was raised in January 2006 when the Company closed its initial public offering (IPO) on the Toronto Stock Exchange and raised net proceeds of approximately $74 million. At the same time, the Company closed a bridge debt facility for up to US$31 million.

During the quarter ended September 30, 2006 the petition made to the Supreme Court of British Columbia by the Komoyue Heritage Society and others disputing the issuance to the Company of the environmental assessment certificate for the Orca Quarry was dismissed.

**RESULTS OF OPERATIONS**

During the quarter ended September 30, 2006, the Company incurred a loss of $10,000 ($0.00 per share) compared to a loss of $1,077,000 ($0.08 per share) in the comparative 2005 quarter. During the nine months ended September 30, 2006 the Company incurred a loss of $2,248,000 ($0.08 per share) compared to a loss of $2,784,000 ($0.21 per share) in the comparative period. The reduced loss in the quarter was principally a result of an increase in interest received to $982,000 compared with $20,000 in the comparative quarter in 2005. This will reduce in future quarters as the funds raised are expended on construction of the Orca Quarry.

Operating activities, taking into account non-cash items and non-cash working capital, increased cash by $2,022,000 for the three months ended September 30, 2006 compared to a cash outflow of $686,000 in the 2005 period. During the nine month period ended September 30, 2006, operating activities decreased cash by $1,605,000 compared to cash used of $2,391,000 in the 2005 period.

The Company had no operating revenues during the period, and the losses were attributable to expenses incurred, as discussed below.

Expenses of $1,045,000 were charged to operations during the quarter ending September 30, 2006, compared to expenses of $1,145,000 in the comparative quarter. Expenses in the current nine month period amounted to $4,284,000 compared to $2,941,000 in the 2005 period.

- Community relations expenses decreased for the September quarter to $40,000 from $163,000 in the comparative quarter. Expenses amounted to $118,000 in the current nine month period ended September 30, 2006 compared to $593,000 in the comparative period. The majority of these costs represented funding of the Kwakiutl and Namgis First Nations in connection with the restructuring of their participating interests in the Orca Project in 2005. These matters have now been resolved and as expected, costs declined in line with the lower level of community activities at the Orca Quarry and the Eagle Rock Quarry.

- General and administrative costs in the three months ended September 30, 2006 increased to $627,000 from $190,000 in the 2005 year. For the 2006 nine month period, costs were $1,331,000 compared to $653,000 in the 2005 period. The increase is mainly attributable to increased investor relations activity as a result of the Company listing on the Toronto Stock Exchange, increased insurance costs due to the public nature of the Company, increased legal fees for the defence of the Komoyue petition, and increased consultants fees as well as increased general office costs related to the construction of the Orca Quarry.

- Marketing costs in the three months ended September 30, 2006 decreased to $90,000 compared to $97,000 in the 2005 quarter, and increased to $302,000 compared to $289,000 in the nine month period. The overall increase is mainly attributable to increased consulting fees for the Company's shipping, discharging, and marketing arrangements

- Regulatory compliance costs in the three months ended September 30, 2006 increased to $16,000 compared to $Nil in the 2005 quarter and increased to $68,000 compared to $Nil in the nine months ended September 30, 2006 as a result of completing the Company's initial public offering in the first quarter of 2006.

- Salaries and benefits increased to $229,000 in the three month period ended September 30, 2006 from $178,000 in 2005, mainly due to increased staffing levels at the Orca Quarry in 2006. Costs for the 2006 nine month period were $1,582,000 compared to $597,000 in 2005. This increase, in accordance with senior managements' employment contracts, is a result of $800,000 in management bonuses paid as certain milestones were achieved. Increased staffing levels account for the remaining increase in the nine months ended September 30, 2006.

- An expense of $44,000 was recorded in the three months ended September 30, 2006 for stock-based compensation compared with $516,000 in the 2005 period and for the nine months ended September 30, 2006, an expense of $883,000 compared with $810,000 was recorded. Further, $52,000 and $67,000 in stock based compensation was capitalized to property, plant & equipment for the three and nine month period ended September 30, 2006, respectively, compared with $Nil in the comparative periods.

## SUMMARY OF QUARTERLY RESULTS

The selected financial information set out below is based on and derived from the unaudited consolidated financial statements of the Company for each of the quarters listed:

| | Three Months Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2006 | | | 2005 | | | | 2004 |
| | Sept. 30, | June 30, | Mar. 31, | Dec. 31, | Sept. 30, | June 30, | Mar. 31, | Dec. 31, |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| Revenue | Nil | Nil | Nil | Nil | Nil | Nil | Nil | Nil |
| Interest income | 982,495 | 699,326 | 206,661 | 12,969 | 20,480 | 27,015 | 22,974 | 51,442 |
| Loss for the quarter | (9,489) | (94,046) | (2,144,629) | (663,615) | (1,077,440) | (621,716) | (1,084,368) | (718,214) |
| Basic and diluted loss per share | (0.00) | (0.01) | (0.08) | (0.06) | (0.08) | (0.05) | (0.08) | (0.06) |

## FINANCING

During the nine months ended September 30, 2006, the Company closed its initial public offering (IPO) and issued 16,628,185 common shares at $4.80 per share for net proceeds of $73,944,142. A cash commission equal to 6.0% of the gross proceeds was paid to the agent. On January 10, 2006 the Company's shares were listed on the Toronto Stock Exchange and commenced trading with the symbol PLS.

At the same time as the IPO, the Company closed a US$31 million debt facility. In the nine months ended September 30, 2006 the Company drew down US$5 million from Tranche A of the facility. The facility is comprised of two Tranches, A and B, for US$21 million and US$10 million, respectively. The loans are repayable on January, 2012, but may be repaid at any time without penalty. The loans bear interest that increases annually, commencing at 10% and 15% for Tranche A and Tranche B respectively, in 2006 and increasing to a maximum of 20% to 25% per annum respectively in 2011. Subsequent to the first sale of a shipment of construction aggregates from the Orca Quarry, the Company must elect either to grant 1,000,000 warrants or grant a royalty of US$0.21 per short ton on 88% of construction aggregates shipments for the life of the quarry to the lenders as the Tranche A fee. Similarly, with respect to the Tranche B fee, the Company elects either to grant 1,153,846 warrants or grant a royalty of US$0.03 per short ton on 88% of construction aggregates shipments for each US$1 million of that facility. Each Tranche A and B warrant is exercisable into one common share at $4.80 per share until November 30, 2010. The Tranche A and B warrants and royalty certificates have been issued and are being held in trust. Draw downs under the facility may be made at the discretion of the Company until December 31, 2006.

## INVESTING

The Company capitalizes only direct costs incurred on projects determined to be viable, and charges certain other costs to operations, including salary and support costs; marketing studies and initiatives; and community relations programs.

Orca Sand & Gravel Quarry

The Company capitalized $23,241,000 to the Orca Project during the September 2006 quarter and $42,860,000 during the nine months ended September 30, 2006 compared to $474,000 in the September 2005 quarter and $2,349,000 for the nine month period ended September 30, 2005. Included in this increase is $13,903,000 and $31,783,000 for the quarter and nine months ended September 30, 2006, respectively, of Assets Under Construction which relates to the commencement of construction on the Orca Quarry with a major portion of these costs being associated with the Company's ship loader, process plant, and load-out conveyor system. Also included in capitalized costs are future site reclamation costs of $4,530,000 resulting from a corresponding asset retirement obligation. Other costs incurred in the nine months ended September 30, 2006 include sampling & testing, geotechnical surveys, development of drawings for the Orca Quarry ship loader and the remediation of an old dump adjacent to the Cluxewe River, but outside the Company's lease area. This remediation was mandated by the Land Titles Act and was therefore a precondition to the execution and registration of the lease agreement with Western Forest Products Inc. ("WFP"). However, an agreement is in place to recover 50% of these costs from Orca Quarry royalties payable to WFP. The costs incurred to September 30, 2005 were principally attributable to the preparation and filing of the environmental and mine permit applications and assessment work on the mineral claims, the development of the feasibility study and remediation of the dump near the Cluxewe River.

Eagle Rock Quarry Project

During the three and nine months ended September 30, 2006, $Nil and $9,000 was capitalized to the Eagle Rock Quarry compared with $Nil expenditures in 2005. Costs incurred in 2006 comprised lease costs to keep the property in good standing.

Shipping and Terminals

During the three and nine months ended September 30, 2006, the Company capitalized costs of $2,250,000 and $2,721,000, respectively, compared to $200,000 and $360,000 in 2005. Costs in 2006 were principally incurred in connection with the Company's redesign of the Richmond Terminal, the attainment of the building permit for that terminal and dredging costs for the terminal's ship berth. Costs in 2006 are related to the lease costs of the Richmond Terminal, permitting and product testing.

## LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2006, the Company had working capital of $38 million, including cash of $42 million compared to working capital of $189,000 and cash of $1.2 million at December 31, 2005. On January 10, 2006, the Company raised net proceeds of approximately $74 million and arranged a debt facility of approximately $36 million (US$31 million). The Company expects that these arrangements will finance the construction of the Orca Quarry and Richmond Terminal, and fund their operations through to sustainable positive net cash flows.

Subsequent to its construction decision on January 10, 2006, the Company entered into certain contracts for the construction of the Orca Quarry, which have been included in the following table of contractual obligations:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | Less than one year | 2-3 years | 4-5 years | After 5 years |
| Operating leases | $7,880,000 | $114,000 | $873,000 | $795,000 | 6,098,000 |
| Orca Quarry and Richmond Terminal - construction contracts | $19,300,000 | $19,300,000 | - | - | - |
| Orca Quarry - purchase obligations | $4,346,000 | $4,346,000 | - | - | - |

## RELATED PARTY TRANSACTION

During the nine months ended September 30, 2006, a company controlled by a director of the Company provided services to the Company in the United States in connection with its proposed shipping, discharging, and marketing arrangements, at a cost of $302,000 respectively (2005 - $189,000).

## CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

**Asset Retirement Obligation**

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment. The Company records the fair value of any asset retirement obligations as a long term liability in the period in which the related environmental disturbance occurs, based on the net present value of the estimated future costs. The fair value of the liability is added to the carrying amount of the capitalized mineral property. This additional capitalized amount will begin to be amortized once commercial production commences and will continue to be amortized over the estimated useful life of the asset. The obligation is adjusted at the end of each fiscal period to reflect the passage of time and changes in the estimated future costs underlying the obligation.

## CRITICAL ACCOUNTING ESTIMATES

The Company's accounting policies are described in Note 2 to the December 31, 2005 audited consolidated financial statements. Both the accounting polices used and the estimates made by management can impact the consolidated financial statements. The Company considers the estimate of stock-based compensation and asset retirement obligations to be significant.

The Company uses the fair-value method of accounting for stock based compensation related to incentive stock options granted. In determining the fair value, the Company makes estimates of the expected volatility of the stock, the expected life of the option and the discount rate. Changes in these estimates could result in the fair value of the stock-based compensation being materially less than or greater than the amount recorded.

The Company records the fair value of any asset retirement obligation as a long-term liability in the period in which the related environmental disturbance occurs, based on the net present value of the estimated future costs. The obligation is adjusted at the end of each fiscal period to reflect the passage of time and changes in the estimated future costs underlying the obligation. In determining this obligation, management must make a number of assumptions about the amount and timing of future cash flows and the discount rate to be used.

## FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The fair values of cash and cash equivalents, accounts receivable and prepaid expenses and deposits, restricted cash, accounts payable and accruals and provisions approximate their book value due to their short-term nature. Cash and cash equivalents and restricted cash include cash and short-term investments held in the form of high quality commercial paper. The investment terms are less than three months at the time of acquisition and are highly liquid to ensure that funds are available to meet the financial obligations of the Company.

## CAPITAL STOCK

As at the date of this report, the Company had unlimited common shares authorized, of which 29,649,845 were issued and outstanding. The Company also had 2,107,102 options outstanding, exercisable into 2,107,102 common shares of which 1,806,042 are currently vested.

## RISKS AND UNCERTAINTIES

The development and operation of the Company's construction aggregates properties involves a high degree of financial risk. The risk factors which should be taken into account in assessing the Company's activities include, but are not necessarily limited to, those set out in the paragraphs below. These risks are not intended to be presented in any assumed order of priority. Any one or more of these risks could have a material effect on the Company and should be taken into account in assessing the Company's activities.

The quarrying industry is competitive and the Company may not secure the construction aggregates sales volumes and prices anticipated for the Orca Quarry. As the Company's sales will be in US dollars, currency fluctuations may adversely affect the Company's revenues once sales commence. Further, the Company must secure access to additional discharge points and additional shipping volumes for its products. An additional risk exists that the Company may be unable to meet minimum freight contract volumes, particularly during the earlier years of the contract.

Quarrying involves a high degree of risk and the Company has no history of construction aggregates project development or operations. Additionally, certain groups are opposed to quarrying and could attempt to interfere with the Company's operations, whether by legal process, regulatory process or otherwise. The Company's title to its properties may be subject to disputes or other claims, including land title claims of First Nations. Construction aggregates quarrying, processing and development activities are highly regulated and changes to government regulations or interpretation of those regulations may also adversely affect the Company. The Company currently depends on a single property with a construction aggregate resource that has an estimated life of 25 years. In order to maintain its annual production the Company will be required to obtain other construction aggregates resources in the future to bring into production. The Company's operations are subject to environmental risks and the actual costs of reclamation for the property are uncertain. Further, the Company's insurance will not cover all the potential risks associated with a quarrying operation.

The Company is principally dependent upon its key personnel and will also be required to recruit and retain personnel to facilitate the growth of the Company.

The specifics of the Company's risks are detailed in disclosures with the heading "Risk Factors" in the Company's periodic filings with securities regulators.

## OUTLOOK

The Company expects to meet its long-term business objective of becoming a leading exporter of construction aggregates from British Columbia to Pacific coastal destinations. Its principal goals for the remainder of 2006 are to:

- complete construction of the Orca Quarry.
- commence construction of the Richmond Terminal for completion in 2007 and in order to accomplish this we will draw down the remainder of the Company's US$31 million debt facility prior to December 31, 2006..
- commence production and build product inventories at the Orca Quarry.
- secure additional construction aggregates sales contracts and terminal access.

## CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Management's Discussion and Analysis release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. These statements and information appear in a number of places in this document and include estimates, forecasts, information and statements as to management's expectations with respect to, among other things the future financial or operating performance of the Company, costs and timing of the development of the construction aggregate quarry, the timing and amount of estimated future production, costs of production, capital and operating expenditures, requirements for additional capital, government regulation of quarrying operations, environmental risks, reclamation expenses, and title disputes. Often, but not always, forward-looking statements and information can be identified by the use of words such as "may", "will", "should", "plans", "expects", "intends", "anticipates", "believes", "budget", and "scheduled" or the negative thereof or variations thereon or similar terminology. Forward-looking statements and information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that any such forward-looking statements and information are not guarantees and there can be no assurance that such statements and information will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risks and Uncertainties" in the Company's Annual Report and under the heading "Risk Factors" in the Company's Annual Information Form (AIF) in respect of its financial year-ended December 31, 2005, both of which are filed with Canadian regulators on SEDAR ( www.sedar.com ). The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise. All written and oral forward-looking statements and information attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements.

## OTHER INFORMATION

Additional information related to the Company is available for viewing on SEDAR at www.sedar.com and at the Company's website at www.polarmin.com.

**Form 52-109F2**
**Certification of Interim Filings**

I, **Marco A. Romero**, Chief Executive Officer of **POLARIS MINERALS CORPORATION** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Polaris Minerals Corporation (the "issuer") for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 8, 2006.

*"Marco A. Romero"*
**Marco A. Romero**
Chief Executive Officer

**Form 52-109F2**
**Certification of Interim Filings**

I, **Lisa Dea,** Chief Financial Officer of **POLARIS MINERALS CORPORATION** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Polaris Minerals Corporation (the "issuer") for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 8, 2006.

*"Lisa Dea"*
**Lisa Dea**
Chief Financial Officer

8

**POLARIS MINERALS CORPORATION**
Suite 1780 – 999 West Hastings Street
Vancouver, BC V6C 2W2
Telephone: (604) 915-5000 Facsimile: (604) 915-5001

# NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

**NOTICE IS HEREBY GIVEN** that the Annual and Special Meeting of the shareholders of **Polaris Minerals Corporation** (the "Corporation") will be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia on Tuesday, May 16, 2006 at 2:00 p.m. (the "Meeting") for the following purposes:

1. to receive and consider the report of the Directors;
2. to receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2005, together with the auditor's report thereon;
3. to fix the number of Directors for the ensuing year at nine (9);
4. to elect nine (9) Directors to hold office until the next annual meeting of shareholders;
5. to appoint an auditor for the Company to hold office until the close of the next annual meeting of shareholders;
6. to authorize amendments to the Corporation's Incentive Stock Option Plan, as more particularly described in the Information Circular accompanying this Notice of Meeting;
7. to authorize an amendment of the Corporation's Articles to remove the Statutory Reporting Company Provisions, as more particularly described in the Information Circular accompanying this Notice of Meeting; and
8. to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Annual and Special Meeting are: (1) an Information Circular, which provides additional information relating to the matters to be dealt with at the Meeting (2) a Form of Proxy and Notes to Proxy; (3) a return envelope for use by the shareholders to send in their Proxy; (4) the Corporation's Annual Report for the year ended December 31, 2005, including the audited financial statements and Management's Discussion and Analysis; and (5) a financial statement request form for use by shareholders who wish to receive the Corporation's future annual reports and/or interim financing statements and Management's Discussion and Analysis.

If you are a registered holder (a "Shareholder") of Common shares and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed form of proxy. A proxy will not be valid unless it is deposited at the office of Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not later than 2:00 p.m., Vancouver time, on May 14, 2006.

The Record Date for the determination of the Shareholders entitled to receive this Notice and to vote at the Meeting has been established as April 7, 2006.

If you are a non-registered Shareholder and a non-objecting beneficial owner, and receive a voting instruction form from our transfer agent, Computershare Investor Services Inc., please complete and return the form in accordance with the instructions of Computershare. If you do not complete and return the form in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

If you are a non-registered Shareholder and an objecting beneficial owner and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions

provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

Take notice that in accordance with the requirements of Section S7.2 of the *Business Corporations Regulation*, Section 124(1) of the BC *Business Corporations Act* ("BCBCA") provides that a person is not qualified to become or act as a director of a company if that individual is under the age of 18 years, found by a Court in Canada or elsewhere to be incapable of managing the individual's own affairs, an undischarged bankrupt, or convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud unless five years have elapsed since the last to occur of the expiration of the period set for suspension of the passing of sentence without a sentence having been passed, the imposition of a fine, the conclusion of the term of imprisonment, if any, and the conclusion of the term of any probation imposed, or a pardon was granted or issued under the *Criminal Records* Act (Canada). Section S6.2 of the *Business Corporations Regulation* also provides that an individual must not become or act as a director or officer of a company if that individual is a person whose registration in any capacity has been cancelled under the *Securities Act*, R.S.B.C. 1996, c. 418, by the Securities Commission or the Executive Director, or under the *Mortgage Brokers Act*, R.S.B.C. 1996, c. 313 by the registrar under that Act, the Commercial Appeals Commission established under the *Commercial Appeals Commission Act*, R.S.B.C. 1996, c. 54 or the Financial Services Tribunal established under the *Financial Institutions Act*, R.S.B.C. 1996, c. 141 unless the individual or body that cancelled the registration orders otherwise, or 5 years have elapsed since the cancellation of the registration.

Please advise the Corporation of any change in your address.

**DATED** at the City of Vancouver, in the Province of British Columbia, as of the 30th day of March, 2006.

**BY ORDER OF THE BOARD**

(Signed) ***Marco A. Romero***
***President and Chief Executive Officer***

**POLARIS MINERALS CORPORATION**
**INFORMATION CIRCULAR**
**as at and dated March 30, 2006**

**FOR**
**THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS**
**TO BE HELD ON MAY 16, 2006**

---

## SOLICITATION OF PROXIES

**This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Polaris Minerals Corporation (the "Corporation") for use at the Annual General and Special Meeting of the Corporation's shareholders (the "Shareholders") to be held on May 16, 2006 (the "Meeting"), at the time and place and for the purposes set forth in the accompanying Notice of Meeting.** While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation.

All costs of this solicitation will be borne by the Corporation.

## VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The form of Proxy confers discretionary authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting. If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of Proxy will vote the securities represented by the Proxy **in favour of** each matter identified in the proxy and **for** the nominees of management for directors and auditor.

The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting. As at the date of this information circular, management is not aware of any amendments, variations, or other matters. If such should occur, the persons designated by management will vote thereon in accordance with their best judgment, exercising discretionary authority.

## APPOINTMENT OF PROXIES

**A Shareholder has the right to designate a person (who need not be a Shareholder of the Corporation), other than MARCO ROMERO or HERB WILSON, both directors and/or officers of the Corporation and the Management designees, to attend and act for the Shareholder at the Meeting. Such right may be exercised by inserting in the blank space provided in the enclosed Form of Proxy the name of the person to be designated and striking out the names of the Management designees or by completing another proper Form of Proxy and delivering same to the Toronto office of the Corporation's registrar and transfer agent, Computershare Investor Services Inc., Proxy Dept. 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 2:00 p.m. (Vancouver Time) on May 14, 2006.**

A proxy will not be valid unless signed by the Shareholder or by the Shareholder's attorney duly authorized in writing, or, if the Shareholder is a corporation or association, the Form of Proxy should bear the seal of such corporation or association and must be executed by an officer or by an attorney duly authorized in writing. If the Form of Proxy is executed by an attorney for an individual Shareholder or by an officer or attorney of a Shareholder that is a corporation or association, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, must accompany the Form of Proxy.

## REVOCATION OF PROXIES

In addition to revocation in any manner permitted by law, a proxy may be revoked by an instrument in writing signed by the Shareholder or by the Shareholder's attorney duly authorized in writing or, if the Shareholder is a corporation or association, the instrument in writing should bear the seal of such corporation or association and must be executed by an officer or by an attorney duly authorized in writing, and deposited with the Corporation's registered office, c/o Fasken Martineau DuMoulin LLP, Suite 2100, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3G2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or at any adjournment thereof, and upon either of such deposits the proxy is revoked.

## SPECIAL INSTRUCTIONS FOR VOTING BY NON-REGISTERED SHAREHOLDERS

**Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Some shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.** More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares. (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans ; or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, we have distributed copies of the Notice of Meeting, this Management Proxy Circular, the Form of Proxy and Notes to Proxy and related documents together with the 2005 Annual Report (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless in the case of certain proxy-related materials a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. With those Meeting Materials, Intermediaries or their service companies should provide Non-Registered Holders with a request for voting instruction form and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions which the Intermediary must follow. The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder wish to vote at the Meeting in person, the Non-Registered Holder should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the Non-Registered Holder the right to attend the Meeting and vote in person. **Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.**

Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set above.

## VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of common shares without par value. As at the date of this information circular, 29,624,845 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. April 7, 2006, has been fixed by the directors of the Corporation as the record date for the purpose of determining those shareholders entitled to receive notice of and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the voting rights attached to the voting securities of the Corporation.

## ELECTION OF DIRECTORS

The number of directors for the Corporation is set by ordinary resolution of the shareholders of the Corporation. Management of the Corporation is seeking shareholder approval of an ordinary resolution determining the number of directors of the Corporation at 9 for the ensuing year.

The persons named in the following table are management's nominees to the board. Each director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the Articles of the Corporation or unless he or she becomes disqualified to act as a director.

| Name of and Province or State and Country of Residence of Proposed Nominee Directors and Present Position with the Corporation | Number of Voting Securities[1] | Period from which Nominee has been a Director | Principal Occupation |
|---|---|---|---|
| **Marco A. Romero** [4]<br>British Columbia, Canada<br>Director, President & Chief Executive Officer | 800,721 Common shares<br>80,000 options | May 14, 1999 | President of the Corporation since May 14, 1999 and CEO since August 2000. |
| **Roman Shklanka** [3]<br>British Columbia, Canada<br>Director and Chairman | 819,000 Common shares<br>155,000 options | August 18, 2000 | Chairman and Director of a number of resource companies, and an independent consultant in mineral exploration. |
| **R. Stuart Angus** [5]<br>British Columbia, Canada<br>Director | 90,000 Common shares<br>115,000 options | September 30, 2003 | Independent business advisor to the mining industry. |
| **Robert M. Edsel** [3][5]<br>Texas, U.S.A.<br>Director | 1,245,000 Common shares<br>177,500 options | July 13, 2002 | Chief Executive Officer of Agon Investment Company. |
| **Terrence A. Lyons** [2][4]<br>British Columbia, Canada<br>Director | 25,000 Common shares<br>95,000 options | April 22, 2004 | Chairman of Northgate Minerals since June 1993. |
| **Gary D. Nordin** [3]<br>British Columbia, Canada<br>Director | 164,000<br>Common shares<br>155,000 options | August 18, 2000 | Vice President, Exploration of Portal Resources Ltd. and Canasil Resources Inc. |
| **John H. Purkis** [2][5]<br>British Columbia, Canada<br>Director | 165,000Common shares<br>155,000 options | August 18, 2000 | CEO of Uganda Gold Mining since January, 2006 and Mining Consultant. |
| **David F. Singleton** [4]<br>Georgia, U.S.A.<br>Director | 62,245 Common shares<br>205,000 options | October 5, 2001 | President of Proconsult UK Ltd. since 1990. |
| **Paul B. Sweeney** [2][4]<br>British Columbia, Canada<br>Director | 31,250 Common shares<br>95,000 options | April 22, 2004 | Vice President & Chief Financial Officer of Andagan Resource Corp. since January 2006. |

Notes:

(1) Voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Finance Committee
(5) Member of the Corporate Governance and Nominating Committee

The following are brief biographies of Management's proposed nominee directors:

*Marco A. Romero, Director, President & Chief Executive Officer* - Mr. Romero has over 26 years experience in the mining industry with senior roles in exploration, mine development, mergers and acquisitions, environmental permitting, and business management. Mr. Romero has been the President of Polaris Minerals Corporation since 2000. He was the former Senior Vice President of Corporate Development of Ivanhoe Mines Ltd. from February 1998 to June 2000 and Co-founder and former Executive Director of Eldorado Gold Corporation (''Eldorado Gold'') from 1991 to 1997.

*Roman Shklanka, Chairman and Director* - Dr. Shklanka is the Chairman and a Director of International Barytex Resources, Kobex Resources Ltd., and is Vice-Chairman and Director of Pacific Imperials Mines Inc. He is an independent consultant in mineral exploration. Mr. Shklanka was Chairman of Canico Resource Corp. from February 2002 to December 2005. He was former Chairman and a major shareholder of Sutton Resources Ltd. from 1995 to 1999 which was acquired by Barrick Gold Corporation in 1999. For over 20 years Mr. Shklanka has held various exploration and management positions with Placer Dome Inc. including Vice President of Exploration.

*R. Stuart (Tookie) Angus, Director* - Mr. Angus is an independent business advisor to the mining industry. He was Managing Director — Merger & Acquisitions with the merchant banking and financial advisory firm Endeavour Financial Ltd. (''Endeavour'') from November 2003 until December 2005, and was responsible for merger and acquisition mandates. Prior to joining Endeavour, Mr. Angus was a partner at the Canadian law firm Fasken Martineau DuMoulin LLP in its Business Department and headed the firm's Global Mining Group from February 2001 to October 2003 and was a partner with the Canadian law firm Stikeman Elliot LLP from 1996 to 2001. For over 25 years, Mr. Angus has focused on significant international exploration, development and mining ventures, and all aspects of their structuring and finance.

*Robert M. Edsel, Director* - Mr. Edsel began his business career as an independent oil and gas producer in 1981 concentrating on the acquisition and development of high-quality prospects in the Giddings Field, Texas. In May 1995, Mr. Edsel sold the assets of his privately held exploration firm, Gemini Exploration Company, to Union Pacific Resources Company. In 2001, Mr. Edsel's privately held investment vehicle, Agon Investment Company, began actively pursuing investment opportunities, and to date, in addition to investments in oil and gas exploration, Agon has invested in privately held companies involved in consumer finance, construction aggregates, art, and film distribution. Mr. Edsel has been the Chief Executive Officer of Agon Investment Company since 1996.

*Terrence A. Lyons, Director* - Mr. Lyons has experience in natural resources, manufacturing, real estate, merchant banking and corporate restructuring activities. Mr. Lyons is currently the Chairman of Northgate Minerals Corporation (since 1993) and a director and officer of several public and private corporations including a director and the Chairman of the audit committee of Canaccord Capital Inc., a director of B.C. Pacific Capital Corporation (since 1986), a director of Diamonds North Resources Ltd. (since 2004) and TTM Resources Inc. (since 2004). Mr. Lyons was formerly the President and Managing Partner of B.C. Pacific Capital Corporation from 1988 to 2004, a Managing Partner of Brascan Financial Corporation for 17 years, a past chairman of Versatile Pacific Shipyards Inc., Westmin Resources and Vice Chairman of Battle Mountain Gold. Mr. Lyons currently serves as the Chairman of the Mining Association of British Columbia.

*Gary D. Nordin, Director* - Mr. Nordin has over 35 years experience in the mining industry. He is Vice President of Exploration of Portal Resources Ltd. (since 2003), director of Cansil Resources Inc. (since 1999), director of Nevada Pacific Gold (since 2003), and director of Bishop Gold (since 2005). Mr. Nordin is a former director and co-founder of Eldorado Gold and Vice-President Exploration of Eldorado Gold from 1992 to 1997 and the former Chief Consulting Geologist of Eldorado Gold from 1997 to 2001. Mr. Nordin is a former director and Vice-President, Exploration of Bema Gold Corporation from 1984 to 1992.

*John H. Purkis, Director* - Mr. Purkis has over 30 years experience in the mining industry covering all phases of the industry from exploration to mine closure. He is CEO of Uganda Gold Mining (since January, 2006). He was the President and Chief Executive Officer of MCK Mining Corp. from November 2003 to January 2006 and is the former Vice-President Mining and Development of Atna Resources Ltd. from May 2000 to December 2002, Project Manager of Genel Dominicana from August 1996 to August 1999, Vice-President, Projects of Inmet Mining Corporation from October 1993 to July 1996, Vice-President, Mining of Minnova Inc. (November 1991 to October 1993), Chief Engineer of Cyprus Anvil Mining Corp. from 1979 to 1983.

*David F. Singleton,* Director - Mr. Singleton has been the President of Eagle Rock Aggregates, Inc. since 2002. Mr. Singleton has over 40 years experience in the industrial minerals sector. Mr. Singleton is currently the President of Proconsult UK Ltd. ("Proconsult") (since 1990), and Mr. Singleton controls Proconsult. Mr. Singleton was the past managing director of ARC Aggregates Limited from 1987 to 1989, a large aggregates producer in Europe which was acquired by Hanson Plc in 1989. Mr. Singleton was involved in the creation in 1982 of BACMI (British Aggregates Construction Materials Industries) and acted as Chairman of the Economic and Public Affairs Committee from 1984 to 1987. Mr. Singleton formed Global Stone Corporation, a lime and limestone company, and took the company public on the Toronto Stock Exchange in 1993. Mr. Singleton was the past President and Chief Executive Officer of Global Clay Products LLC from 1999 to 2001, a company in the North American clay brick industry. He was also the former International Director of the National Stone Association from 1994 to 1998.

*Paul B. Sweeney, Director* - Mr. Sweeney is a financial executive with over 30 years experience in the mining industry. He is Vice President and Chief Financial Officer of Andagan Resource Corp. (since January 2006) and was the Vice President and Chief Financial Officer of Canico Resource Corp. from 2002 to December 2005, and Chief Financial Officer of Manhattan Minerals Corp. from 1999 to 2001, Sutton Resources Ltd. from 1998 to 1999, Princeton Mining Corporation from 1997 to 1998, and Gibraltar Mines Limited from 1993 to 1996. Mr. Sweeney has over 20 years of finance experience with Placer Dome Inc. and is a director of a number of mineral resource companies.

Collectively, as of the date hereof the directors and executive officers of the Corporation, as a group, own 3,715,141 Common Shares (5,372,641 on a fully diluted basis), representing approximately 12.5% (17.1% on a fully diluted basis) of the issued and outstanding Common Shares.

## EXECUTIVE COMPENSATION

The following table sets out particulars of the compensation paid during the previous three financial years ended December 31, 2005, 2004, 2003 to the Corporation's chief executive officer, the chief financial officer and each other executive officer who was serving as executive officer as of December 31, 2005 and whose total annual salary and bonus exceeded $150,000 (the "Named Executive Officers").

| | | Annual Compensation | | | Long Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| **NEO Name and Principal Position** | **Year** | **Salary ($)** | **Bonus ($)** | **Other Annual Compensation ($)** | **Securities Under Options Granted** | **Restricted Shares or Restricted Share Units ($)** | **LTIP Payouts ($)** | **All Other Compensation ($)** |
| Marco A. Romero Director, President & Chief Executive Officer | 2005<br>2004<br>2003 | 215,000<br>192,267<br>174,750 | 10,000<br>10,000<br>10,000 | -<br>-<br>- | 5,000<br>5,000<br>5,000 | -<br>-<br>- | -<br>-<br>- | 6,869<br>6,357<br>5,719 |
| Harry Sutherland Vice President, Finance & Chief Financial Officer | 2005<br>2004<br>2003 | 160,000<br>141,000<br>131,000 | 10,000<br>10,000<br>5,000 | -<br>-<br>- | 5,000<br>5,000<br>5,000 | -<br>-<br>- | -<br>-<br>- | -<br>-<br>- |

| NEO Name and Principal Position | Year | Annual Compensation | | | Long Term Compensation | | | All Other Compensation ($) |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| | | Salary ($) | Bonus ($) | Other Annual Compensation ($) | Securities Under Options Granted | Restricted Shares or Restricted Share Units ($) | LTIP Payouts ($) | |
| Herbert Wilson[1] Senior Vice President & Chief Operating Officer | 2005<br>2004<br>2003 | 180,000<br>137,083<br>116,666 | 10,000<br>10,000<br>10,000 | -<br>-<br>- | 5,000<br>5,000<br>5,000 | -<br>-<br>- | -<br>-<br>- | 5,723<br>3,713<br>3,830 |

Notes:

(1) On September 1, 2003, Mr. Wilson reduced to a 33.3% part time basis. On March 1, 2004, Mr. Wilson increased to a 75% part time basis, and on May 1, 2004, he was appointed Senior Vice President & Chief Operating Officer, and he increased to a full time basis.

### Option Grants During the Most Recently Completed Financial Year

The following table sets out particulars of options granted to Named Executive Officers pursuant to the Corporation's Incentive Stock Option Plan during the financial year ended December 31, 2005:

| NEO Name | Securities Under Options Granted (#) | Percent of Total Options Granted to Employees in Financial Year | Exercise or Base Price ($/Security) | Market Value of Securities Underlying Options on the Date of Grant[(1)] ($/Security) | Expiration Date[(2)] |
|---|---|---|---|---|---|
| Marco A. Romero | 5,000 | 2.6% | $4.00 | $4.00 | January 20, 2015 |
| Harry P. Sutherland | 5,000 | 2.6% | $4.00 | $4.00 | January 20, 2015 |
| Herbert G.A. Wilson | 5,000 | 2.6% | $4.00 | $4.00 | January 20, 2015 |

Notes:

(1) Based on the fair market value as determined by the Board of Directors of the Corporation.
(2) Options expire at 12:01 AM on the expiry date.

### Termination of Employment, Changes in Responsibilities and Employment Contracts

The Corporation entered into an employment agreement with Marco A. Romero on May 12, 2004, which provides that Mr. Romero will receive an annual salary of $215,000, subject to annual adjustments, and a bonus of $200,000 in the event that the Corporation makes a decision to place the Corporation's Eagle Rock Quarry or the Orca Project (a "Project") into production, or in the event that there is a positive change of control in the Corporation. For the purposes of this agreement, the term "positive change of control" means the acquisition by a person(s) of shares in the Corporation, which give that person(s) voting control, at a price per share greater than the price per share of the most recent private placement made by the Corporation. Mr. Romero may terminate his employment by giving three months' notice to the Corporation. If the Corporation terminates Mr. Romero's employment without just cause, he will be entitled to a sum equal to two years' of his then current annual salary plus an amount equal to the cost of his employee benefits for that period plus employment relocation, financial counselling and tax planning service cost reimbursements of up to $10,000.

The Corporation entered into an employment agreement with Herbert G. A. Wilson on May 12, 2004, which provides that Mr. Wilson will receive an annual salary of $180,000 subject to future annual adjustments. Mr. Wilson was also given a relocation cost reimbursement of up to $65,000. He is also eligible for a bonus of $200,000 in the event that the Corporation makes a decision to place a Project into production, or in the event that there is a positive change of control in the Corporation. Mr. Wilson is also eligible for the following performance bonuses: $100,000 upon the first shipment of construction aggregates from a Project; $200,000 upon first achieving

the sale of 2 million tonnes of construction aggregates from the Projects within a calendar year; and $200,000 upon first achieving the sale of more than 4 million tonnes of construction aggregates from the Projects within a calendar year. Mr. Wilson is also eligible for the following termination bonuses: if Mr. Wilson resigns after earning the $100,000 first shipment bonus but before earning the 2 million tonnes bonus, he will be entitled to $100,000 upon the Corporation first achieving the sale of 2 million tonnes of construction aggregates from the Projects within a calendar year, and $100,000 upon the Corporation first achieving the sale of 4 million tonnes of construction aggregates from the Projects within a calendar year; if he resigns after earning the 2 million tonnes bonus but before earning the 4 million tonnes bonus, he will be entitled to $100,000 upon the Corporation first achieving the sale of 4 million tonnes of construction aggregates from the Projects within a calendar year; if the Corporation terminates Mr. Wilson's employment without just cause before he earns the first shipment bonus, he will be entitled to bonuses of $100,000 upon the first shipment of construction aggregates from a Project, $200,000 upon first achieving the sale of 2 million tonnes of construction aggregates from the Projects within a calendar year, and $200,000 upon first achieving the sale of more than 4 million tonnes of construction aggregates from the Projects within a calendar year; if the Corporation terminates Mr. Wilson's employment without just cause after he earns the $100,000 first shipment bonus but before he earns the 2 million tonnes bonus, he will be entitled to $200,000 upon the Corporation first achieving the sale of 2 million tonnes of construction aggregates from the Projects within a calendar year, and $200,000 upon the Corporation first achieving the sale of 4 million tonnes of construction aggregates from the Projects within a calendar year; and if the Corporation terminates Mr. Wilson's employment without just cause after he earns the 2 million tonnes bonus but before he earns the 4 million tonnes bonus, he will be entitled to $200,000 upon the Corporation first achieving the sale of 4 million tonnes of construction aggregates from the Projects within a calendar year. Bonuses will be cancelled if the first shipment of construction aggregates from a Project is not achieved by June 30, 2009. Mr. Wilson may terminate his employment by giving three months' notice to the Corporation. If the Corporation terminates Mr. Wilson's employment without just cause, he will be entitled to a sum equal to two years' of his then current annual salary plus an amount equal to the cost of his employee benefits for that period plus employment relocation, financial counselling and tax planning service cost reimbursements of up to $10,000.

The Corporation entered into an employment agreement with Harry P. Sutherland on May 12, 2004, which provides that Mr. Sutherland will receive an annual salary of $160,000, subject to annual adjustments, and a bonus of $200,000 in the event that the Corporation makes a decision to place a Project into production, or in the event that there is a positive change of control in the Corporation. Mr. Sutherland may terminate his employment by giving three months' notice to the Corporation. If the Corporation terminates Mr. Sutherland's employment without just cause, he will be entitled to a sum equal to one year's then current annual salary plus an amount equal to the cost of his employee benefits for that period plus employment relocation, financial counselling and tax planning service cost reimbursements of up to $10,000. Mr. Sutherland has indicated that he intends to retire from his position as Vice President Finance and Chief Financial Officer of the Corporation effective as of April 30, 2006. On March 30, 2006 the board of directors of the Corporation appointed Lisa Dea as Vice President Finance & Chief Financial Officer of the Corporation effective May 1, 2006.

Following completion of the Corporation's initial public offering, the board of directors of the Corporation approved a construction decision on its Orca Sand & Gravel Project. As a result, a bonus payment of $200,000 to each of Marco A. Romero, Herbert G.A. Wilson and Harry P. Sutherland (for an aggregate of $600,000) referred to above have been paid.

Other than disclosed above, neither the Corporation nor any of its subsidiaries have any plan or arrangement with respect to the payment of compensation to the Named Executive Officers that would result from the resignation, retirement or any other termination of the senior officers' employment with the Corporation and its subsidiaries or from a change of control of the Corporation or any subsidiary of the Corporation or a change in the Named Executive Officers' responsibilities following a change in control.

**Compensation of Directors**

During 2005, the Corporation paid each resident non-executive directors fees of $5,000 per year and non-resident non-executive directors fees of $10,000 per year, plus options for their services in their capacity as directors. The Corporation currently pays resident non-executive directors fees of $10,000 per year and non-resident non-executive directors fees of $20,000 per year, plus options for their services in their capacity as directors. Other than

options granted to the directors pursuant to the Incentive Stock Option Plan (described below) and other than as disclosed elsewhere herein, the directors received no compensation from the Corporation for their services in their capacity as directors during the Corporation's financial year ended December 31, 2005.

Community relations consulting fees of $9,000 (2004) and $16,910 (2005) were paid to Beley Management Corp., a company controlled by Michael Beley, a former director of the Corporation and current director of two subsidiaries of the Corporation. Gary Nordin, a director of the Corporation, provided geological services to the Corporation during 2003 and 2004 and received $46,000 and $12,000, respectively in respect of such services. Family members of Marco Romero, the President and a director of the Corporation, also receive certain individual sums for clerical services rendered to the Corporation.

On May 12, 2004, Polaris Aggregates Inc. ("PAI"), a subsidiary of the Corporation, entered into a services agreement (the "Services Agreement") with Proconsult. Proconsult is controlled by David Singleton, a director of the Corporation. The Services Agreement provides that Proconsult will provide management services, including the identification and securement of aggregates discharge, storage and distribution sites at certain California ports, the development of suitable arrangements for the distribution and sale of aggregates from those sites, and the management of related engineering, environmental, marketing and financial research, studies and evaluations. See "Interest of Management and Others in Material Transactions". During the year ended December 31, 2005, Proconsult received US$211,550, pursuant to the Services Agreement and US$187,000 and US$180,000 for the years ended December 31, 2004 and 2003, respectively.

**Indebtedness of Directors and Senior Officers**

None of the directors or senior officers of the Corporation has been indebted to the Corporation or its subsidiaries during the financial year ended December 31, 2005.

**Composition of the Compensation Committee**

During the year ended December 31, 2005, the following individuals served as members of the Corporation's Compensation Committee: Roman Shklanka (Chairman), Robert Edsel, and Gary Nordin, who were all independent directors of the Corporation during the time they served. None of the members of the Compensation Committee are officers of employees or were former officers or employees of the Corporation or any of its subsidiaries, had or has any relationship that requires disclosure hereunder in respect of indebtedness owed to the Corporation or any interest in material transactions involving the Corporation. In addition, none of the Corporation's executive officers have served on the compensation committee (or in the absence of such committee the entire board of directors) of another issuer whose executive officer is a member of the Compensation Committee or Board of Directors.

**Report on Executive Compensation**

The Compensation Committee is responsible for making recommendations to the Board of Directors regarding the compensation to be paid to the Named Executive Officers. The Corporation's compensation package for its Named Executive Officers consists of base salary, bonuses and the granting of stock options under the Option Plan described below. Executive compensation is linked to the performance of the Corporation and the individual, with the goal of ensuring that the total compensation is at a level that ensures the Corporation is capable of attracting, motivating and retaining individuals with exceptional executive skills.

*Base Salary and Bonus*

Base salaries are established by comparison to competitive salary levels of other mineral resource companies of comparable size and complexity. Base salaries are affected by factors particular to the individual, such as experience and level of responsibility.

Bonuses of cash are used to reward executive officers for achievement of objectives during a fiscal year. The performance of the particular executive, as well as the Corporation's performance, is considered in determining whether a bonus will be paid and the amount of such bonus.

*Stock Options*

The Corporation utilizes grants of stock options under its Option Plan as the long-term incentive portion of its overall compensation package for its executive officers. The goal is to ensure that an incentive exists to maximize shareholder value by linking executive compensation to share price performance and to reward those executives making a long-term commitment and contribution to the Corporation.

*President and Chief Executive Officer's 2005 Compensation*

The compensation of the Corporation's Chief Executive Officer (the "CEO") is determined in accordance with the considerations described above for the compensation of the Corporation's executive officers. Mr. Romero has been the President and CEO of the Corporation since May 14, 1999 and August 18, 2000, respectively. The Compensation Committee considered such factors as Mr. Romero's responsibilities and contribution to the performance of the Corporation, his setting of long-term strategic goals, and his selection and supervision of the executive management group. Based on the foregoing, the Compensation Committee concluded that Mr. Romero's current base salary be increased to $215,000 effective May 1, 2005. A bonus of $10,000 was paid to Mr. Romero and an additional 5,000 options were granted. In arriving at these compensation levels, the Compensation Committee considered the overall performance of the Corporation as well as non-financial contributions by Mr. Romero. The Compensation Committee expects that progress towards achieving the Corporation's strategic objectives will form the basis for the 2006 assessment of Mr. Romero's performance and corresponding compensation adjustment.

*Submitted by the Compensation Committee:*

Roman Shklanka
Robert M. Edsel
Gary D. Nordin

**Incentive Stock Option Plan**

Effective April 23, 2001, the board of directors of the Corporation adopted and approved an Incentive Stock Option Plan, which was approved by the shareholders on March 26, 2002, and which has been subsequently amended (the "Option Plan"). The purpose of the Option Plan is to attract and retain superior directors, officers, advisors, employees and other persons or companies engaged to provide ongoing services to the Corporation an incentive for such persons to put forth maximum effort for the continued success and growth of the Corporation and in combination with these goals, to encourage their participation in the performance of the Corporation.

The Option Plan currently reserves a maximum of 1,900,000 Common Shares for issue pursuant to options granted under the Option Plan (representing approximately 6.4% of the issued and outstanding Common Shares as of the date hereof). As of the date hereof, an aggregate of 50,000 Common Shares have been issued pursuant to the exercise of options, leaving 1,850,000 Common Shares reserved for issuance under the Plan. Options which have expired, were cancelled or otherwise terminated without having been exercised are available for subsequent grants under the Option Plan. As of the date hereof 1,850,000 options to purchase 1,850,000 Common Shares (representing approximately 6.2% of the issued and outstanding Common Shares as of the date hereof) are issued and outstanding under the Option Plan, and no options remain available under the Option Plan.

The Option Plan provides that the Board of Directors may from time to time grant Options to acquire all or part of the Common Shares subject to the Option Plan to directors, officers, advisors, employees and other persons or companies engaged to provide ongoing services to the Corporation. The options are non-assignable and non-transferable otherwise than by will or by laws governing the devolution of property in the event of death. Each option entitles the holder to one Common Share. The exercise price for options granted pursuant to the Option Plan will be determined by the Board of Directors on the date of the grant, which price may not be less than the market value. Market value is defined under the Option Plan as the closing price of the Common Shares on The Toronto Stock Exchange (the "TSX") on the trading day immediately preceding the grant day and if there is no closing price, the last sale prior thereto. The term of the options granted is determined by the Board of Directors, which term may not exceed a maximum of ten years from the date of the grant. The Board also has the authority to determine the

vesting conditions of the options, and certain other terms and conditions of the options. Options granted under the Option Plan may be exercised as soon as they have vested. The Option Plan does not contemplate that the Corporation will provide financial assistance to any optionee in connection with the exercise of options.

In accordance with the rules of the TSX, options granted under the Plan will be subject to certain restrictions which include:

(a) the number of Common Shares which may be issued pursuant to the Option Plan (or any other employee related plan or options for services) to any one person may not exceed 5% of the Common Shares issued and outstanding on a non-diluted basis from time to time;

(b) the number of Common Shares which may be reserved for issuance pursuant to the Option Plan (or any other employee-related plan or options for services) to all insiders of the Corporation may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis from time to time; and

(c) the number of Common Shares which may be issued pursuant to the Option Plan (or any other employee related plan or options for services) (i) to all insiders of the Corporation within a one-year period may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis from time to time.

An optionee whose employment with the Corporation is terminated as a result of retirement, disability or redundancy will have 60 days from the date of termination to exercise any options that had vested as of the termination date. An optionee whose employment with the Corporation is terminated, other than for cause, at any time in the six months following a change of control of the Corporation shall have 90 days from the date of termination to exercise any option granted, and all options granted will immediately vest on the date of the termination. In the event of the death of an optionee, either prior to termination or after retirement or disability, the optionee's legal representative will have one year from the date of the optionee's death to exercise any options that had vested on the date of the optionee's death. In the event of any other termination, the optionee shall have 30 days from the date of termination to exercise any options that had vested on the termination date. In the event that an optionee is terminated for cause, any options not exercised prior to the termination shall lapse.

In the event that the Corporation:

(a) subdivides, consolidates, or reclassifies the Corporation's outstanding Common Shares, or makes another capital adjustment or pays a stock dividend, the number of Common Shares receivable under the Option Plan will be increased or reduced proportionately; and

(b) amalgamates, consolidates with or merges with or into another body corporate, holders of Options under the Option Plan will, upon exercise thereafter of such Option, be entitled to receive and compelled to accept, in lieu of Common Shares, such other securities, property or cash which the holder would have received upon such amalgamation, consolidation or merger if the Option was exercised immediately prior to the effective date of such amalgamation, consolidation or merger.

Subject, where required, to the approval of the TSX, and/or applicable securities regulatory authorities, the Board may, from time to time amend, suspend or terminate the Option Plan in whole or in part. Pursuant to TSX requirements, shareholder approval is required for amendments to the Option Plan that involve:

(a) amendments to the number of securities issuable under the arrangement, including an increase to a fixed maximum number or a fixed maximum percentage or a change from a fixed maximum number to a fixed maximum percentage;

(b) the introduction of a provision permitting reloading upon exercise;

(c) any change to the eligible participants which would have the potential of broadening or increasing insider participation;

(d) the addition of any form of financial assistance;

(e) any amendment to the financial assistance provision which is more favourable to participants;

(f) the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the reserved shares;

(g) the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the issuer; and

(h) in circumstances where the amendment could lead to a significant or unreasonable dilution in the issuer's outstanding securities or may provide additional benefits to eligible participants, especially insiders at the expense of the issuer and its existing securityholders.

In addition, the Option Plan and any outstanding options may be amended or terminated by the Board if the amendment or termination is required by any securities regulators, a stock exchange or a market as a condition of approval to a distribution to the public of the Common Shares or to obtain or maintain a listing or quotation of the Corporation's Common Shares.

The Board may also amend or terminate any outstanding option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however, that the holder of the Option must consent to such action if it would materially and adversely affect the holder.

A copy of the Option Plan may be obtained by any Shareholder by request to the Secretary of the Corporation at Suite 1780, 999 West Hastings Street, Vancouver, BC V6C 2W2, telephone no. (604) 915-5000.

**Equity Compensation Plan Information**

The following table is as of December 31, 2005.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights [1] (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by securityholders | 1,562,500 Common Shares | $1.79 | Nil |
| Equity compensation plans not approved by securityholders | N/A | N/A | N/A |
| Total | 1,562,500 Common Shares | | Nil |

Notes:

(1) As of December 31, 2005.

**Indemnification of Directors or Officers**

There is no indemnification payable this financial year to directors or officers of the Corporation.

**Directors and Officers' Insurance**

The Corporation maintains liability insurance for its directors and officers in the aggregate amount of US$10 million, subject to a US$50,000 deductible loss payable by the Corporation. The current annual premium of US$75,000 is paid by the Corporation.

**Key Management Insurance**

The Corporation does not maintain key management insurance.

## CORPORATE GOVERNANCE

Major regulatory changes have recently been implemented by the Canadian Securities Administrators (the "CSA") with respect to corporate governance guidelines (the "CSA Corporate Governance Guidelines"). These guidelines became effective for financial years ending on or after June 30, 2005.

The Corporation's Board of Directors is currently composed of nine (9) directors, seven (7) of whom are independent of management under the CSA Corporate Governance Guideline and free of any interest and any business or other relationship, other than arising from their shareholdings, that could interfere with their ability to act with a view to the best interests of the Corporation. All seven independent directors have been nominated for re-election at the Meeting. The Board has established four committees of directors, being the Audit Committee, the Compensation Committee, the Finance Committee, and the Corporate Governance and Nominating Committee.

The following sets out the Corporation's Corporate Governance Disclosure in the form required by National Instrument 58-101 – Disclosure of Corporate Governance Practices:

**Board of Directors**

The Board is currently comprised of nine directors. The independent status of each individual director is reviewed annually by the Board. The Board considers a director to be independent if he has no direct or indirect material relationship with the Corporation, which in the view of the Board of Directors could reasonably be perceived to materially interfere with the exercise of the director's independent judgment. The Board has determined that seven (7) of the directors are independent as set out below:

| Name | Independence |
|---|---|
| Marco A. Romero | Related |
| Roman Shklanka | Independent |
| R. Stuart Angus | Independent |
| Robert M. Edsel | Independent |
| Terrence A. Lyons | Independent |
| Gary D. Nordin | Independent |
| John H. Purkis | Independent |
| David F. Singleton | Related |
| Paul B. Sweeney | Independent |

The majority of the directors are independent. The Board examines its size annually to determine whether the number of directors is appropriate. In that regard the Board is satisfied that its current number of directors is appropriate, providing a diversity of views and experience while maintaining efficiency. The Board believes that the composition of the Board fairly represents the interests of Shareholders.

The independent directors expect to institute a practice whereby they hold regularly scheduled meetings at which members of management are not in attendance.

The Board believes that all directors should attend all meetings of the Board and all meetings of each committee of which a director is a member. The following table summarizes directors' attendance at Board meetings from January 1, 2005 to December 31, 2005:

| Name | Board Meetings Attended |
|---|---|
| Marco A. Romero | 4 of 4 |
| Roman Shklanka | 4 of 4 |
| R. Stuart Angus | 3 of 4 |
| Robert M. Edsel | 4 of 4 |
| Terrence A. Lyons | 4 of 4 |
| Gary D. Nordin | 4 of 4 |
| John H. Purkis | 4 of 4 |
| David F. Singleton | 4 of 4 |
| Paul B. Sweeney | 3 of 4 |

See "Election of Directors" above for more information about each director, including directorship of other reporting issuers in Canada or in a foreign jurisdiction and share ownership.

**Board Mandate**

The Board has not yet adopted a written charter. The Board currently carries out its mandate directly or through its committees described below and the CEO. The Corporation is in the process of developing a written mandate, which it expects to be implemented shortly following the Meeting.

Board members and management will participate in an annual strategic planning review process. Any revisions to the plan will be approved by the Board. Implementation of the strategic plan will be the responsibility of management. The Board will systematically reviews opportunities by weighing them against the business risks and actively managing these risks. The Board will provide leadership but will not become involved in day-to-day matters. Management will report to the Board on a regular basis on the Corporation's progress in achieving these strategic objectives.

**Position Descriptions**

The Board has developed written terms of reference for the chair of each committee. The Board and the CEO have not developed written position descriptions for the CEO and Chair, but will do so shortly after the Meeting. Until the written position descriptions are developed, the CEO and the Board agree that the CEO is responsible for day-to-day operational management and Board approval is required for any other matters.

**Orientation and Continuing Education**

The Board has an informal process for the orientation of new Board members regarding the role of the board, its committees and its directors and the nature of operation of the business. New directors meet with senior management and incumbent directors.

Directors are made aware of their responsibility to keep themselves up to date with best director and corporate governance practices and are encouraged and funded to attend seminars that will increase their own and the Board's effectiveness.

**Ethical Business Conduct Skills and Knowledge**

The Board has not as yet adopted a written code for the Corporation's directors, officers and employees. The Corporation anticipates adopting a written code shortly after the Meeting.

The Board requires that directors provide disclosure to it of all boards and committees of which they are members, and all offices held, at other reporting issuers. The Board also require conflicts of interest to be disclosed to the

Corporation's Corporate Governance and Nominating Committee. In the event that conflicts of interest arise, a director who has such a conflict is required to disclose the conflict and (except in limited circumstances) to abstain from voting for or against the approval of the matter. In addition, in considering transactions and agreements in respect of which a director has a material interest, the Board will require that the interested person absent themselves from portions of Board or committee meetings so as to allow independent discussion of points in issue and the exercise of independent judgment. In appropriate cases, the Corporation may also establish a special committee of independent directors to review a matter in which directors or management may have a conflict.

**Nomination of Directors**

With advice and input from the Corporate Governance and Nominating Committee, the Board, in identifying new candidates for board nomination, will:

(a) consider what competencies and skills the board, as a whole, should process;

(b) assess what competencies and skills each existing director possesses; and

(c) consider the appropriate size of the board, with a view to facilitating effective decision-making.

The nomination of directors is undertaken by the Corporate Governance and Nominating Committee, a committee composed entirely of independent directors. The Committee reviews the composition of the Board annually, assesses the effectiveness of the board annually, identifies new candidates for nomination as directors to the Board and makes recommendations to the Board for nominees for election as directors. In that regard, the Corporate Governance and Nominating Committee considers the competencies and skills each new nominee will bring to the Corporation and whether or not each new nominee can devote sufficient time and resources to his or her duties as a board member.

The Corporate Governance and Nominating Committee has a published mandate which will be posted on the Corporation's website by late April. The Corporation has no obligation or contract with any 3rd party, providing them with the right to nominate a director.

**Assessments**

The Board, its committees and individual directors have not been regularly assessed with respect to their effectiveness and contribution. The Board is in the process of establishing an assessment process to be carried out during fiscal 2006.

**Board Committees**

*Compensation Committee*

The Compensation Committee assists the board of directors in fulfilling its oversight responsibilities relating to compensation. The Committee's role includes establishing a remuneration and benefits plan for directors, executives and other key employees and reviewing the adequacy and form of compensation of directors and senior management. The Committee oversees the development and implementation of compensation programs in order to support the Corporation's business objectives and attract and retain key executives. The Committee also reviews and makes recommendations to the Corporation's board of directors regarding the Corporation's incentive compensation equity-based plans. The current members of the Compensation Committee are Roman Shklanka (Chairman), Robert Edsel, and Gary Nordin, who are all independent directors.

The Compensation Committee has a published mandate which will be posted on the Corporation's website by late April.

*Finance Committee*

The Finance Committee assists the board of directors in fulfilling its oversight responsibilities relating to the arrangement, monitoring, and management of the finances of the Corporation. The Committee ensures that the Corporation considers all reasonable financing alternatives, and arranges the required equity and debt on competitive terms and conditions taking into account the Corporation's existing financial position and its proposed projects and operations. The Finance Committee reviews and makes recommendations to the Corporation's board of directors regarding new financing arrangements and the monitoring and management of all financing obligations. The current members of the finance committee are Terrence Lyons (Chairman) and Paul Sweeney, who are both independent directors, and Marco Romero and David Singleton.

The Finance Committee has a published mandate which will be posted on the Corporation's website by late April.

*Corporate Governance and Nominating Committee*

The Corporate Governance and Nominating Committee assists the board of directors in fulfilling its oversight responsibilities relating to the governance of the Corporation and its relationship with senior management. The committee's role includes developing and monitoring the effectiveness of the Corporation's system of corporate governance, assessing the effectiveness of individual directors, the board of directors and various board committees, and is responsible for appropriate corporate governance and proper delineation of the roles, duties and responsibilities of management, the board of directors and its committees. The Committee is responsible for recommending to the board a set of corporate governance principles and reviewing those principles at least once a year. The Committee oversees the Corporation's investor relations and public relations activities. In addition, the Committee is responsible for identifying and recommending candidates qualified to become directors and board committee members (see "Nomination of Directors" above) and to ensure that an effective Chief Executive Officer succession plan is in place. The members of the Corporate Governance and Nominating Committee are Robert Edsel (Chairman), Stuart Angus, and John Purkis, all who are independent directors.

The Corporate Governance and Nominating Committee has a published mandate which will be posted on the Corporation's website by late April.

*Audit Committee*

The Audit Committee assists the board of directors in fulfilling its responsibilities for oversight of financial and accounting matters. In addition to recommending the auditors to be nominated and reviewing the compensation of the auditors, the committee is responsible for overseeing the work of the auditors, and pre-approving non-audit services. The committee also reviews the Corporation's annual and interim financial statements and releases containing information taken from the Corporation's financial statements prior to their release. The Committee is responsible for reviewing the acceptability and quality of the Corporation's financial reporting and accounting standards and principles and any proposed material changes to them or their application. The current members of the Audit Committee are John Purkis (Chairman), Terrence Lyons, and Paul Sweeney, who are all independent directors.

The Audit Committee has a published mandate, which is attached to the Corporation's Annual Information Form filed with Canadian securities regulators and which will be posted on the Corporation's website by late April.

## INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director and no associate or affiliate of the foregoing has had a material interest, direct or indirect, in any transaction in which the Corporation has participated within the three year period prior to the date of this information circular, or will have any material interest in any proposed transaction, which has materially affected or will materially affect the Corporation, except as follows:

On May 12, 2004, Polaris Aggregates Inc. ("PAI"), a subsidiary of the Corporation, entered into the Services Agreement with Proconsult. Proconsult is controlled by David F. Singleton, a director of the Corporation. The

Services Agreement provides that Proconsult will provide management services, including the identification and securement of aggregates discharge, storage and distribution sites at certain California ports, the development of suitable arrangements for the distribution and sale of aggregates from those sites, and the management of related engineering, environmental, marketing and financial research, studies and evaluations. The agreement has a five year term commencing July 1, 2004. Pursuant to the terms of this agreement, Proconsult will receive an annual fee of US$200,000, subject to annual adjustments and is eligible for the following performance bonuses: US$200,000 upon the first shipment of construction aggregates from a Project; and US$300,000 upon first achieving the sale of 4 million 68 tonnes of construction aggregates from the Projects within a calendar year. Proconsult is also eligible for the following termination bonuses: if Proconsult terminates the agreement after earning the US$200,000 first shipment bonus but before earning the 4 million tonnes bonus, it will be entitled to US$150,000 upon the Corporation first achieving the sale of 4 million tonnes of construction aggregates from the Projects within a calendar year provided that the end of such calendar year occurs within 2 years of the termination; and if the Corporation terminates the agreement without just cause after Proconsult earns the US$200,000 first shipment bonus but before it earns the 4 million tonnes bonus, it will be entitled to US$300,000 upon the Corporation first achieving the sale of 4 million tonnes of construction aggregates from the Projects within a calendar year provided that the end of such calendar year occurs within 2 years of the termination.

Pursuant to the terms of this agreement, bonuses will be cancelled if the first shipment of construction aggregates from a Project is not achieved by June 30, 2009. Proconsult may terminate the agreement by giving three months' notice to PAI. If PAI terminates Proconsult's engagement without just cause, it will be entitled, if the engagement is terminated during the first or second year of the engagement, to a sum equal to two year's of the then current annual fee; if the engagement is terminated during the third or fourth year of the engagement, to a sum equal to one year's then current annual fee; and if the engagement is terminated during the fifth year of the engagement, to a sum equal to the then current annual fee subsequent to the termination until the termination of the agreement. If PAI terminates Proconsult's engagement without just cause after a change of control and prior to the termination date of the agreement, it will be entitled to a sum equal to two year's of the then current annual fee plus bonuses otherwise payable. During the year ended December 31, 2005, PAI paid fees of US$211,550 to Proconsult.

Following completion of the Corporation's initial public offering, the board of directors of the Corporation approved a construction decision on its Orca Sand & Gravel Project. As a result, a bonus payment of $200,000 was paid to David Singleton.

## APPOINTMENT OF AUDITOR

In accordance with the recommendation of the Corporation's Audit Committee, the Board of Directors recommends that at the Meeting the Shareholders vote for the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the Corporation's auditors to hold office until the next annual general meeting of Shareholders. Accordingly, proxies received in favour of management nominees will be voted to approve the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants as the Corporation's auditor until the next annual general meeting of shareholders. PricewaterhouseCoopers LLP were first appointed as the Corporation's auditor on December 22, 2000.

## MANAGEMENT CONTRACTS

Management functions of the Corporation are not, to any substantial degree, performed by a person or persons other than the directors or senior officers of the Corporation.

## PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

### Amendment to the Incentive Stock Option Plan

As noted above, the Corporation has an incentive stock option plan. See "Incentive Stock Option Plan" above for a description of the Option Plan. The Option Plan provides for a maximum of 1,900,000 Common Shares or approximately 6.4% of the outstanding Common Shares of the Corporation to be reserved, set aside and made

available for issue under and in accordance with the Option Plan. As of the date hereof, Options to purchase 1,900,000 Common Shares have been issued under the Plan, of which 50,000 Common Shares have been issued pursuant to the exercise of Options. 1,850,000 options to purchase Common Shares remain issued and outstanding leaving no Options left available for grant under the Option Plan.

In order to ensure sufficient Options are available to allow the Corporation to maintain its policy of granting Options to directors, officers, employees and other services providers of the Corporation, the Corporation believes it is in the best interests of the Corporation to make certain amendments to the Option Plan, including changing the maximum number of Common Shares issuable pursuant to the exercise of the Options granted under the Option Plan from 1,900,000 to 10% of the total issued and outstanding Common Shares of the Corporation, and to make certain drafting changes. A copy of the proposed amended and restated Option Plan is attached as Exhibit A to this Information Circular.

In addition, other amendments to the Option Plan are as follows:

- adding a provision which permits reloading of Common Shares i.e., permitting Options that have been exercised to be available for subsequent grants under the Plan and the reservation and issuance of additional Common Shares pursuant to such Options, which provision would need to be reconfirmed every three years in accordance with TSX requirements;
- expanding eligible participants to include personal holding companies and certain registered plans and permitting transfer of Options to such participants;
- prohibiting the reduction of the exercise price of any outstanding Options without first obtaining Shareholder approval;
- requiring the Option Plan to be reconfirmed by the Shareholders every three years; and
- requiring shareholder approval for certain amendments to outstanding Options under the Option Plan.

If the amendments to the Option Plan are approved, the rolling maximum number of Common Shares available under the Option Plan and the reload provision would, as of the date hereof, result in an additional 1,062,484 Common Shares being reserved for issuance under the Option Plan and as Options are exercised, the number of Common Shares issued upon exercise of the exercised Options would be added to the number of Common Shares reserved for issuance pursuant to the reload provision under the Option Plan.

The amendments to the Option Plan are subject to receipt of all necessary regulatory approvals, including the TSX. The TSX requires the Corporation to obtain shareholder approval to make these amendments to the Option Plan. In order to comply with the requirements of the TSX, the amendments to the Option Plan must be approved by an ordinary resolution of the Shareholders. The TSX does not require that disinterested shareholder approval be obtained in respect of the amendments to the Option Plan.

Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought appropriate, to pass an ordinary resolution approving the amended and restated Option Plan attached as Exhibit A to this Information Circular, which incorporates the proposed amendments to the Option Plan. The full text of this resolution is set out below.

**Shareholders are being asked to consider and vote upon the following resolution to approve amendments to the Plan.**

"BE IT RESOLVED THAT:

1. The Option Plan be amended in the form of the amended and restated Option Plan set out in Exhibit A of the Information Circular of the Corporation dated March 30, 2006, with an effective date of May 16, 2006; and

2. Any officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such officer, in such officer's sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolutions."

**The foregoing Resolution will require approval by a majority of votes cast on the matter at the Meeting. Unless otherwise instructed, the management nominees named in the form of Proxy accompanying this Management Proxy Circular will vote "FOR" the Resolution.**

**Amendment to the Corporation's Articles**

The British Columbia *Business Corporations Act* (the "new Act"), which replaced the British Columbia *Company Act* (the "old Act"), came into force on March 29, 2004. As the Corporation was a "reporting company" under the old Act, it amended its Articles in 2004 to adopt the Statutory Reporting Company Provisions prescribed in Table 2 of the Business Corporations Regulation, a copy of which are attached to this Information Circular as Exhibit B.

The Corporation has since filed a final prospectus with various securities regulatory authorities in Canada and completed its initial public offering of Common Shares in Canada. Accordingly, the Corporation is now a "reporting issuer" under applicable securities legislation in Canada. As a result, the Statutory Reporting Company Provisions contained in the Corporation's Articles are duplicative of the requirements applicable to "reporting issuers" under applicable securities legislation. The Board of Directors has proposed, subject to the approval of the shareholders, by way of Special Resolution, an amendment to the Company's Articles to remove the Statutory Reporting Company Provisions. A copy of the proposed Articles of the Corporation with the removal of the Statutory Reporting Company Provisions is attached to this Information Circular as Exhibit C. The Board of Directors does not currently recommend any other changes to the Corporation's Articles.

At the Meeting, Shareholders will therefore be asked to consider and, if thought appropriate, to pass a special resolution removing the Statutory Reporting Company Provisions from the Corporation's Articles and replacing the Corporation's Articles with the form of Articles attached as Exhibit C to this Information Circular. The full text of this resolution is set out below.

**Shareholders are being asked to consider and vote upon the following special resolution to remove the Statutory Reporting Company Provisions from the Corporation's Articles and replacing the Articles of the Corporation.**

"BE IT RESOLVED THAT:

1. The Articles of the Corporation be amended by deleting the Statutory Reporting Company Provisions contained therein, and the existing Articles of the Company, as amended, be deleted in their entirety and the form of Articles in the form set out in Exhibit C of the Information Circular of the Corporation dated March 30, 2006 be adopted as the Articles of the Corporation, with an effective date of May 16, 2006; and

2. Any officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such officer, in such officer's sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolutions."

**The foregoing Resolution will require approval by a majority of 2/3 of the votes cast on the matter at the Meeting. Unless otherwise instructed, the management nominees named in the form of Proxy accompanying this Management Proxy Circular will vote "FOR" the Resolution.**

## ADDITIONAL INFORMATION

Additional information relating to the Corporation is available at www.sedar.com under the name "Polaris Minerals Corporation", 2005 financial information is provided in the Corporation's comparative financial statements and MD&A for its most recently completed financial year, which are provided with this Information Circular. Copies of the Corporation's financial statements and MD&A can be obtained by contacting the Secretary of the Corporation in writing at 1780 – 999 West Hastings Street, Vancouver, British Columbia V6C 2W2 or by e-mail at dlynch@polarmin.com. Copies of such documents will be provided to Shareholders free of charge.

## OTHER MATTERS

**Management knows of no other matters to come before the Meeting of Shareholders other than those referred to in the Notice of Meeting. However, if any other matters which are not known to the Management shall properly come before the said Meeting, the Form of Proxy given pursuant to the solicitation by Management will be voted on such matters in accordance with the best judgment of the persons voting the proxy.**

## APPROVAL

The contents and sending of this Information Circular have been approved by the directors of the Corporation.

DATED: March 30, 2006.

**BY ORDER OF THE BOARD OF DIRECTORS**

(Signed) **MARCO A. ROMERO**
**President & Chief Executive Officer**

# EXHIBIT A

# AMENDED AND RESTATED OPTION PLAN

**PLEASE SEE ATTACHED**

**INCENTIVE STOCK OPTION PLAN**
**OF**
**POLARIS MINERALS CORPORATION**
**dated as of April 23, 2001, as amended and restated**
**as of June 23, 2004, April 26, 2005, as of September 26, 2005 and as of May 16, 2006**

## 1. Purpose of the Plan

1.1 The purpose of the Plan is to attract and retain superior directors, officers, advisors, employees and other persons or companies engaged to provide ongoing services to the Corporation, to provide an incentive for such persons to put forth maximum effort for the continued success and growth of the Corporation, and in combination with these goals, to encourage their participation in the performance of the Corporation.

## 2. Definitions

2.1 For the purposes of the Plan, the following terms have the respective meanings set forth below:

(a) "Associate" has the same meaning ascribed to that term under Subsection 2.22 of National Instrument 45-106;

(b) "Board" means the board of directors of the Corporation;

(c) "Compensation Committee" means the committee of the Board constituted as provided in Section 3 hereof and if none is so constituted, means the full Board;

(d) "Consultant" means an individual, other than an employee, director or officer of the Corporation or its Related Entity or a registrant under the *Securities Act* (British Columbia), that:

(i) is engaged to provide on a *bona fide* basis, consulting, technical, management or other services to the Corporation or Related Entity of the Corporation, other than services provided in relation to a distribution, services provided by registrants and services that include investor relations activities;

(ii) provides the services under a written contract between the Corporation or its Related Entity and the individual Consultant or a Consultant Company or Consultant Partnership of the individual; and

(iii) in the reasonable opinion of the Board, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or Related Entity of the Corporation;

(e) "Consultant Company" means for an individual Consultant, the company of which the individual consultant is an employee or shareholder;

(f) "Consultant Partnership" means for an individual consultant, a partnership of which the individual Consultant is an employee or partner;

(g) "Corporation" means Polaris Minerals Corporation, a corporation incorporated under the British Columbia *Business Corporations Act*, or its successors;

(h) "Disability" means a physical injury or mental incapacity of a nature which the Board determines prevents or would prevent the Optionee from satisfactorily performing the substantial and material duties of his or her position with the Corporation;

(i) "Eligible Person" means, from time to time, any *bona fide* director, senior officer or employee of the Corporation or the Related Entity of the Corporation, any Permitted Consultant and any Permitted Assign;

(j) "Exchange" means any exchange upon which the Shares are listed;

(k) "Grant Date" means the date on which an Option is granted to an Eligible Person;

(l) "Insider" has the same meaning ascribed to that term as set out in the *Securities Act* (British Columbia) and includes Associates and Affiliates of an Insider, but excludes a director or senior officer of a subsidiary or Related Entity of the Corporation unless such director or senior officer

(i) in the ordinary course receives or has access to information as material facts or material changes concerning the Corporation before the material facts or material changes are generally disclosed;

(ii) is a director or senior officer of a major subsidiary (as defined in National Instrument 55-101); or

(iii) is an Insider of the Corporation in a capacity other than as a director or senior officer of the subsidiary or Related Entity;

(m) "Market Value" of a Share means, on any given day:

(i) where the Share is not listed on an Exchange, the fair market value of a Share on that day determined by the Board in good faith; and

(ii) where the Share is listed on an Exchange, the last daily closing price per Share on the Exchange on the trading day immediately preceding the relevant date and if there was no sale on the Exchange on such date, then the last sale prior thereto;

(n) "Option" means the right to purchase a Share under the Plan;

(o) "Option Period" has the meaning ascribed to that term in Subsection 6.3 hereof;

(p) "Option Price" means the price per Share at which Shares may be purchased under the Option, as determined pursuant to Paragraph 5.1(b) hereof and as may be adjusted in accordance with Section 10 hereof;

(q) "Optionee" means an Eligible Person to whom an Option has been granted;

(r) "Permitted Assign" means for a person that is an employee, executive officer, director or Consultant of the Corporation or Related Entity, a holding entity (as defined in National Instrument 45-106) of the person or an RRSP or RRIF of the person;

(s) "Permitted Consultant" means a Consultant, a Consultant Company or Consultant's Partnership;

(t) "Plan" means the Incentive Stock Option Plan of the Corporation as set forth herein as the same may be amended and/or restated from time to time;

(u) "Redundancy" means the termination of employment due to the fact that,

(i) the person's employer has ceased or intends to cease:

(A) to carry on business for the purposes of which the employee was employed by him, or

(B) to carry on that business in the place where the employee was so employed, or

(ii) the requirements of that business:

(A) for employees to carry out work of a particular kind, or

(B) for employees to carry out work of a particular kind in the place where the employee was employed by the employer,

have ceased or diminished or are expected to cease or diminish;

(v) "Related Entity" means a person that is controlled by the Corporation or is controlled by the same person that controls the Corporation and "control" for the purpose of this definition has the same meaning as set out in section 2.23 of National Instrument 45-106;

(w) "Retirement" means the termination of employment due to retirement of an Optionee on or after such Optionee's normal retirement date under the applicable

retirement plan or policy of his or her employer or due to early retirement with the consent of the Board;

(x) "Regulators" has the meaning ascribed to that term in Section 11 hereof; and

(y) "Share" means a Common share without nominal or par value in the capital of the Corporation.

2.2 Unless otherwise indicated, all dollar amounts referred to in this Option Plan are in Canadian funds.

2.3 As used in this Plan, words importing the masculine gender shall include the feminine and neuter genders and words importing the singular shall include the plural and vice versa, unless the context otherwise requires.

## 3. Administration of the Plan

3.1 The Plan shall be administered by the Board with the assistance of the Compensation Committee and the chief executive officer as provided herein.

3.2 The members of the Compensation Committee shall be appointed from time to time by, and serve at the pleasure of, the Board. A majority of the Compensation Committee shall constitute a quorum thereof. Acts approved in writing by all members of the Compensation Committee shall constitute valid acts of the Compensation Committee as if taken at a meeting at which a quorum was present.

3.3 The president and chief executive officer of the Corporation shall periodically make recommendations to the Compensation Committee as to the grant of Options.

3.4 The Compensation Committee shall, on at least an annual basis, make recommendations to the Board as to the grant of Options.

3.5 The Board may wait until such time as the financial statements of the preceding fiscal year are approved by the Board before making any determination regarding the grant of Options.

3.6 In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable. Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

3.7 The Board may authorize one or more officers of the Corporation to execute and deliver and to receive documents on behalf of the Corporation.

## 4. Shares Subject to the Plan

4.1 The maximum number of Shares that may be reserved for issuance pursuant to Options granted under the Plan shall not at any time exceed 10% of the total number of issued and outstanding Shares at the Grant Date of the Options, subject to adjustment as provided in Section 10 hereof and subject to reloading permitted under Subsection 4.4 (which reloading shall increase the aggregate number of Shares that may be issued under the Plan by the number of additional Shares permitted to be reserved under Subsection 4.4).

4.2 The total number of Shares that may be reserved for issuance to any one person pursuant to Options granted under the Plan in any one year shall not exceed 5% of the Shares of the Corporation outstanding on a non-diluted basis on the Grant Date of the Options.

4.3 Anything in this Plan to the contrary notwithstanding:

(a) the maximum number of Shares that may be reserved for issuance pursuant to Options granted under the Plan to Insiders of the Corporation, together with the number of Shares reserved for issuance to such Insiders under the Corporation's other previously established or proposed share compensation arrangements, shall not exceed 10% of the issued and outstanding Shares on a non-diluted basis at the Grant Date of the Options; and

(b) the maximum number of Shares which may be issued to Insiders of the Corporation within any one-year period, pursuant to Options granted under the Plan when taken together with the number of Shares issued to such Insiders under the Corporation's other previously established or proposed share compensation arrangements, shall not exceed 10% of the Shares of the Corporation's issued and outstanding on a non-diluted basis at the end of such period.

Any entitlement to acquire Shares granted pursuant to the Plan or any other options prior to the grantee becoming an Insider shall be excluded for the purposes of the limits set out in paragraph (b) above.

4.4 Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired, were cancelled or otherwise terminated for any reason without having been exercised shall be available for subsequent Options under the Plan. Options that have been exercised shall be available for subsequent grants under the Plan and the Corporation shall reserve additional Shares for issuance pursuant to such Options. No fractional Shares may be purchased or issued under the Plan.

## 5. Grants of Options

5.1 Subject to the provisions of the Plan, the Board shall, in its sole discretion and from time to time, determine those Eligible Persons to whom Options shall be granted and the Grant Date. Options granted to Eligible Persons in accordance with the requirement hereunder shall be at no

cost to the Eligible Person. In its sole discretion, the Board shall also determine, in connection with each grant of Options:

(a) the number of Options to be granted;

(b) the Option Price applicable to each Option, but the Option Price shall not be less than the Market Value per Share on the Grant Date;

(c) the vesting conditions of the Options; and

(d) the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options covered by any grant.

## 6. Eligibility, Vesting and Terms of Options

6.1 Options may be granted to Eligible Persons only.

6.2 Subject to the adjustments provided for in Section 10 hereof, each Option shall entitle the Optionee to purchase one Share.

6.3 The option period (the "Option Period") of each Option commences on the Grant Date and expires at 4:30 p.m. Vancouver time on the tenth anniversary of the Grant Date.

6.4 An Option which has vested may be exercised (in each case to the nearest full Share) at any time during the Option Period.

6.5 An Option is personal to the Optionee and may not be sold, transferred, assigned or disposed of in any way except, by will or by the laws governing the devolution of property, to the Optionee's executor, administrator or other personal representative in the event of death of the Optionee, or to a Permitted Assign.

## 7. Option Agreement

7.1 Upon the grant of an Option, the Corporation and the Optionee shall enter into an option agreement, in a form set out in Appendix "A" attached hereto or in such other form as approved by the Board, which agreement shall set out the Optionee's agreement that the Options are subject to the terms and conditions set forth in the Plan as it may be amended or replaced from time to time, the Grant Date, the name of the Optionee, the Optionee's position with the Corporation, the number of Options, the Option Price, the expiry date of the Option Period, the conditions (if any) imposed on the exercise of the Option, and such other terms and conditions as the Board may deem appropriate.

## 8. Termination of Employment, Engagement or Directorship

8.1 Optionees shall have 60 days from:

(a) the date on which the Optionee's employment, engagement or directorship with the Corporation or its Related Entity is terminated due to Retirement, Disability or Redundancy;

(b) the date the company by which the employee is employed and by virtue of which the Optionee is an Eligible Person ceases to be a Related Entity of the Corporation; or

(c) the date on which the undertaking or part undertaking of the company in which the employee is employed and by virtue of which the Optionee is an Eligible Employee is transferred or sold such that the company is no longer a Related Entity of the Corporation;

to exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of such termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.

8.2 Any Optionee whose employment, engagement or directorship with the Corporation or employment with the Corporation's Related Entity is terminated, other than for cause, at any time in the six months following a change of control of the Corporation (as hereinafter defined) shall have 90 days from the date of such termination to exercise any Option granted hereunder. All Options granted shall immediately vest on the date of such termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto. For the purposes of this Subsection 8.2, "change of control" shall mean the acquisition by a person, or combination of persons acting in concert, of:

(a) a sufficient number of the voting rights attached to the outstanding voting securities of the Corporation which together with the voting securities held by such person or persons, affect materially the control of the Corporation; or

(b) more than 50% of the voting rights attached to the outstanding voting securities of the Corporation;

and such persons or combination of persons did not hold a sufficient number of voting rights to affect materially the control of the Corporation immediately prior to the time of such acquisition.

8.3 In the event of the death of an Optionee, either while in the employment or engagement or while a director of the Corporation or its Related Entity or after Retirement or Disability, the Optionee's executor, administrator or other personal representative who have acquired the right to exercise such Option from the Optionee by will or the laws of devolution may, within 365 days from the date of the Optionee's death, exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of the Optionee's death; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.

8.4 In the event an Optionee's employment, engagement or directorship with the Corporation or its Related Entity terminates for any reason other than for cause, death, or in the circumstances described in Subsections 8.1, 8.2 or 8.3 hereof, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of termination no later than thirty (30) days after such termination. In the event an Optionee's employment, engagement or directorship is terminated for cause, each Option held by the Optionee that has not been exercised prior to such termination shall lapse and become null and void immediately upon such termination.

8.5 The Board may also in its sole discretion increase the periods permitted to exercise all or any of the Options covered by any Grant following a termination of employment, engagement or directorship as provided in Subsections 8.1, 8.2, 8.3 or 8.4 above, if allowable under applicable law; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

8.6 This Plan and any instrument executed pursuant to either of them will not:

(a) confer on any Optionee any right to continue in employment, engagement or directorship with the Corporation or its Affiliates;

(b) affect the right of the Corporation, to terminate the employment, engagement or directorship of any Optionee without liability at any time with or without cause;

(c) impose upon the Board (or, if so delegated, the Compensation Committee) or any other person any duty or liability whatsoever (whether in contract, tort, or otherwise howsoever) in connection with:

(i) the lapsing of any Option pursuant to the Plan;

(ii) the failure or refusal to exercise any discretion under the Plan; or

(iii) a holder of an Option ceasing to be an Eligible Person for any reason whatever.

8.7 The benefit of Subsection 8.6 is given to the Corporation for itself and as trustee and agent of each of its Related Entity. To the extent that this Section benefits any company, which is not a party to the Plan, the benefit shall be held on trust and as agent by the Corporation for such company and the Corporation may, at its discretion, assign the benefit of Subsection 8.6 to any such company.

## 9. <u>Exercise of Options</u>

9.1 Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised, together with a certified cheque or bank draft for the aggregate of the Option

Prices to be paid for the Shares to be purchased. Certificates for such Shares shall be issued and delivered to the Optionee not later than 30 days following the receipt of such notice and payment.

9.2 No less than 100 Options may be exercised at any one time, except where a smaller number of Options is or remains exercisable pursuant to a grant, in which case, such smaller number of Options must be exercised at one time.

## 10. Adjustment on Alteration of Share Capital

10.1 In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the Option Price therefor shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board.

10.2 If the Corporation amalgamates, consolidates with or merges with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise (the right to do so being hereby expressly reserved), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation or merger if the Optionee had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation or merger and the Option Price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of the Plan.

10.3 In the event of a change in the Corporation's currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

10.4 In the event of any change affecting the Shares other than the changes referred to in Subsections 10.1, 10.2 and 10.3, such adjustment, if any, shall be made as may be deemed equitable by the Board to properly reflect such event.

10.5 No adjustment provided in this Section 10 shall require the Corporation to issue a fractional Share and the total adjustment with respect to each Option shall be limited accordingly.

## 11. Regulatory Approval

11.1 Notwithstanding any of the provisions contained in the Plan or any Option, the Corporation's obligation to grant Options and issue Shares pursuant to the exercise of an Option and to issue and deliver certificates for such securities to an Optionee shall be subject to:

(a) compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada ("Regulators");

(b) compliance with the requirements of the Exchange, if applicable; and

(c) receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

11.2 The Corporation shall in no event be obligated to take any action in order to cause the issuance and delivery of such certificates to comply with any laws, regulations, rules, orders or requirements.

11.3 If any amendment, modification or termination to the provisions hereof or any Option made pursuant hereto are required by any Regulators or a stock exchange or market as a condition of approval to a distribution to the public of any Shares or to obtain a listing or quotation of any Shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any Options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without requiring the consent or agreement of any Optionee.

**12. Miscellaneous**

12.1 An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Corporation by such exercise, except to the extent Shares are issued therefor and then only from the date such Shares are issued. No adjustment shall be made for dividends or distributions or other rights which the record date is prior to the date such Shares are issued pursuant to the exercise of Options.

12.2 The Corporation may require an Optionee, as a condition of exercise of an Option, to pay or reimburse any taxes which are required to be withheld in connection with the exercise of such Option.

**13. Effective Date, Amendment and Termination**

13.1 The Plan is effective as of April 23, 2001. The Plan has been amended and restated as of June 30, 2004, April 26, 2005, September 26, 2005 and as of May 16, 2006.

13.2 The Board may, subject where required to Regulators and/or Exchange approval, from time to time amend, suspend or terminate the Plan in whole or in part.

13.3 No action by the Board to terminate the Plan pursuant to this Section 13 shall affect any Options granted hereunder which became effective pursuant to the Plan prior to such action.

13.4 Except as set out below, the Board may amend, modify or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the Optionee's consent to such action shall be required unless the Board determines that the action, when taken with any related action, would not adversely affect the Optionee or is made pursuant to Section 11 hereof.

The Option Price of any outstanding Option to non-Insiders may not be reduced unless Shareholder approval is obtained by way of a resolution passed by a majority of the votes cast by the Shareholders at a meeting of Shareholders. The Option Price of any outstanding Option granted may not be reduced and the original Option Period may not be extended to the benefit of Insiders unless disinterested Shareholder approval is obtained in accordance with TSX requirements.

13.5 Notwithstanding any provision contained in the Plan, effective May 16, 2006, the Plan must be reconfirmed, every three years, by a resolution passed by a majority of the votes cast by Shareholders at a meeting of Shareholders and if the Plan is not reconfirmed by the Shareholders as required by this provision, no further grants of Options may be made under the Plan.

**APPENDIX A**

**Incentive Stock Option Plan of**
**Polaris Minerals Corporation**

**OPTION AGREEMENT**

This Option Agreement is entered into between Polaris Minerals Corporation (the "Corporation") and the Optionee named below pursuant to the Corporation's Incentive Stock Option Plan, as amended (the "Plan") a copy of which is attached hereto, and confirms the following:

| | | |
|---|---|---|
| 1. | Grant Date: | ______________________________ |
| 2. | Optionee: | ______________________________ |
| 3. | Optionee's Position with the Corporation: | ______________________________ |
| 4. | Number of Options: | ______________________________ |
| 5. | Option Price ($ per Share): | $ ____________________________ |
| 6. | Expiry Date of Option Period: | ______________________________ |

7. Each Option that has vested entitles the Optionee to purchase one Share at any time up to 4:30 p.m. Vancouver time on the expiry date of the Option Period. The Options vest as follows:

   (a) 25% of the Options granted shall vest immediately upon the Grant Date;

   (b) an additional 25% of the Options granted shall vest after the expiry of a period of 6 months from the Grant Date; and

   (c) an additional 25% of the Options granted shall vest after the expiry of a period of 9 months from the Grant Date; and

   (d) an additional 25% of the Options granted shall vest after the expiry of a period of 12 months from the Grant Date.

8. The Option is non-assignable and non-transferrable otherwise than, by will or by the law governing the devolution of property, to the Optionee's executor, administrator or other personal representative in the event of death of the Optionee.

9. This Option Agreement is subject to the terms and conditions set out in the Plan, as amended or replaced from time to time. In the case of any inconsistency between this Option Agreement and the Plan, the Plan shall govern.

10. Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

11. By signing this agreement, the Optionee acknowledges that he, she, or its authorized representative has read and understands the Plan and agrees that the Options are granted under and governed by the terms and conditions of the Plan, as may be amended or replaced from time to time.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ____ day of ___________, ______.

| | | |
|---|---|---|
| **SIGNED, SEALED AND DELIVERED** | ) | |
| **by ___________________________ in the** | ) | |
| **presence of:** | ) | |
| | ) | |
| ___________________________ | ) | ___________________________ |
| **Signature of Witness** | ) | **Signature by Optionee** |
| | ) | |
| ___________________________ | ) | ___________________________ |
| **Print Name** | ) | **Print Name** |

**POLARIS MINERALS CORPORATION**

Per: ___________________________
Authorized Signatory

**Notice of Exercise of Incentive Stock Option**

TO: POLARIS MINERALS CORPORATION (the "Company")

I wish to exercise _______________ of the incentive stock options granted to me by the Company at the price of CDN $_____________ per share and enclose herewith the amount of $_______________ in payment of the total exercise price for such shares.

DATED as of __________________________, 200____.

______________________________
*Signature of Optionee*

______________________________
*Please print name of Optionee*

Please have the share certificate issued as follows:

| **Registration Instructions:** | | **Delivery Instructions:** | |
|---|---|---|---|
| Name | | Name | |
| Account reference, if applicable | | Account reference, if applicable | |
| Address | | Address | |
| Telephone Number | Fax Number | Telephone Number | Fax Number |
| Contact Name | | Contact Name | |

# EXHIBIT B

## STATUTORY REPORTING COMPANY PROVISIONS

**PLEASE SEE ATTACHED**

## STATUTORY REPORTING COMPANY PROVISIONS

# PART S1
## INTERPRETATION

**Definitions**

**S1.1** Without limiting any other provision of the Company's articles, in these Statutory Reporting Company Provisions:

"**Business Corporations Act**" means the Business Corporations Act, S.B.C. 2002, c. 57;

"***Company Act*, 1996**" means the *Company Act*, R.S.B.C. 1996, c. 62;

"**deliver**", with reference to a notice or other document, includes mail to or leave with a person, or deposit in a person's mailbox or receptacle at the person's residence or place of business;

"**form of proxy**" means a record that, on completion and signing by or on behalf of a shareholder, becomes a proxy;

"**Interpretation Act**" means Interpretation Act, R.S.B.C. 1996, c. 238;

"**registrant**" means a person registered or required to be registered in any jurisdiction to trade in securities, but does not include a trustee with respect to shares held under a trust instrument that regulates the manner in which those shares are to be voted;

"solicit" and "solicitation" include

(a) each request for a proxy, whether or not accompanied by or included in a form of proxy,

(b) each request to sign or not sign a form of proxy, or to revoke a proxy,

(c) the sending of a form of proxy or other communication to a shareholder under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy, and

(d) the sending or delivery of a form of proxy to a shareholder under Article S3.2,

but do not include

(e) the sending of a form of proxy to a shareholder in response to an unsolicited request made by that shareholder or on that shareholder's behalf, or

(f) the performance by any person of professional services on behalf of a person soliciting a proxy.

**Application of *Business Corporations Act* and *Interpretation Act***

**S1.2** Without limiting any other provision of the Company's articles,

(a) the definitions in the *Business Corporations Act* apply to Parts S1 to S8,

(b) the *Interpretation Act* applies to the interpretation of Parts S1 to S8 as if those Parts were an enactment, and

(c) if there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in Parts S1 to 58, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in those Parts.

## PART S2
## REGISTRANTS

**Shares in name of registrant**

**S2.1** If a share of the Company is registered in the name of a registrant or the registrant's nominee but is not beneficially owned by the registrant, the share must not be voted at a meeting of shareholders unless the registrant promptly sends to the beneficial owner of the share, at no expense to that beneficial owner,

(a) a copy of the notice of the meeting, financial statements, all information circulars and any other records, other than the forms of proxy, sent to shareholders for use in connection with the meeting, and

(b) a written request for voting instructions from the beneficial owner stating that if voting instructions are not received at least 24 hours, not including Saturdays and holidays, before the expiry of the time within which proxies may be delivered to the Company or its agent as specified by the notice calling the meeting the registrant may, in the registrant's discretion, vote the shares or appoint a proxy holder to vote the shares at the meeting.

**Registrant must know beneficial owner before voting**

**S2.2** A registrant must not vote or appoint a proxy holder to vote shares registered in the registrant's name or in the name of the registrant's nominee if the registrant does not know the beneficial owner of the shares.

**Records must be provided to registrant**

**S2.3** The person by whom, or on whose behalf, a solicitation is made must, at the request of a registrant, promptly provide to the registrant, at the expense of that person, the necessary number of copies of the records referred to in Article S2.1(a).

**Registrant must follow instructions**

**S2.4** A registrant must vote, or appoint a proxy holder to vote, any shares referred to in Article S2.1 in accordance with written instructions received from the beneficial owner.

**Limitation**

**S2.5** Nothing in this Part gives a registrant the right to vote shares that the registrant is otherwise prohibited from voting.

## PART S3
## PROXIES

**Any person may be appointed as proxy**

**S3.1** A shareholder entitled to vote at a meeting of shareholders, including a shareholder that is a corporation, may, by proxy, appoint a proxy holder, who need not be a shareholder, as the shareholder's nominee to attend and act at the meeting in the manner, to the extent and with the power conferred by the proxy.

**Mandatory solicitation of proxies**

**S3.2** Subject to any exemption granted under section 155 of the *Company Act*, 1996. the management of the Company must, concurrently with or before sending notice of a meeting of shareholders, send to each of the shareholders entitled to vote at the meeting a form of proxy that complies with Article S4.4 for use at that meeting.

**Role of proxy**

**S3.3** A proxy holder has the same rights as the shareholder who appointed the proxy holder to speak at the meeting but, unless any other article provides otherwise, the proxy holder is not entitled, except on a poll, to vote the shares represented by the proxy.

**Proxy must be signed and dated**

**S3.4** A proxy must

(a) be signed by

(i) the appointing shareholder,

(ii) an attorney authorized in writing by the appointing shareholder, or

(iii) if the appointing shareholder is a corporation, an authorized director, officer or attorney of the corporation,

(b) include the date on which the proxy is signed, and

(c) include the name of the proxy holder.

**When proxy ceases to be valid**

**S3.5** A proxy ceases to be valid one year after its date.

**Form of proxy**

**S3.6** The form of proxy must,

(a) if solicited by or on behalf of the management of the Company, contain space for a shareholder to appoint alternate proxy holders, and

(b) comply with the requirements of Article S4.4, if applicable, and the other provisions of the Company's articles.

**Alternate proxy holders**

**S3.7** A shareholder may appoint an alternate proxy holder to act in the place and stead of an absent proxy holder.

**Revocation of proxy**

**S3.8** A proxy may be revoked in any manner provided by law including by a written instrument that is

(a) signed by

(i) the appointing shareholder,

(ii) an attorney authorized in writing by the appointing shareholder, or

(iii) if the appointing shareholder is a corporation, an authorized director, officer or attorney of the corporation, and

(b) delivered to

(i) the delivery address of the registered office of the Company on or before the last business day preceding the date of the meeting, or any adjournment of it, at which the proxy is to be used, or

(ii) the chair of the meeting on the date of the meeting or any adjournment of it before the taking of any vote in respect of which the proxy is to be used.

**Directors may set time by which proxies must be received**

**S3.9** Subject to Article S3.10, the directors may set a time before which proxies to be used at a meeting, or any adjournment of it, must be received by time Company or its agents.

**Limitations on Article S39**

**S3.10** 10 A time set under Article S3.9

(a) must not be more than 48 hours, not including Saturdays and holidays, before the meeting or adjourned meeting at which the proxy is to be used, and

(b) must be specified in the notice calling the meeting or in the information circular relating to the meeting.

## PART S4
## INFORMATION CIRCULARS AND PROXIES

**Information circular required for solicitations**

S4.1 Subject to any exemption granted under section 155 of the *Company Act*, 1996, a person must not solicit proxies to vote shares of the Company unless,

(a) in the case of a solicitation by or on behalf of the management of the Company, an information circular, either as an appendix to or as a separate record accompanying the notice of the meeting, is sent to each of the shareholders of the Company whose proxy is solicited, or

(b) in the case of any other solicitation, the person making the solicitation, concurrently with or before it, sends an information circular to each of the shareholders of the Company whose proxy is solicited.

**Certain solicitations excepted**

54.2 Article S4.l does not apply to

(c) a solicitation that is not by or on behalf of the management of the Company, if the total number of shareholders whose proxies are solicited is not more than 15,

(d) a solicitation made under Article S2.l, or

(e) a Solicitation made by a person in respect of shares of which the person is the beneficial owner.

**Information to be included in information circular**

S4.3 If shareholders who, in the aggregate, hold shares carrying, in the aggregate, at least 1/10 of the voting rights that may be exercised in an election or appointment of directors at a general meeting deliver to the delivery address of the registered office of the Company, at least 35 days before the date of the meeting, a nomination for a director and the information as to the nominee required to be provided in an information circular under Article S4.4, the Company must, at its expense, reproduce and distribute the information received as a separate part of any information circular of management sent under Article 54.1 (a).

**Form of proxy and information circular when proxies solicited**

**S4.2** If Article S3.2, S4.1 or S4.3 applies,

(a) the form of proxy sent to a shareholder by the person soliciting proxies must

(i) indicate in bold face type, or other conspicuous manner, whether or not the proxy is solicited by or on behalf of the management of the Company,

(ii) provide a specifically designated blank space for dating the form of proxy, and

(iii) subject to paragraph (e) of this article, provide a method for the shareholder whose proxy is solicited to specify that the shares registered in the shareholder's name must be voted by the proxy holder in favour of, or against, in accordance with the choice of the shareholder, every matter or group of related matters identified in it or in the information circular as intended to be acted on, other than the election or appointment of directors and the appointment of auditors,

(b) a proxy may confer discretionary authority with respect to matters as to which a choice, contemplated by paragraph (a)(iii), is not specified, if the form of proxy or the information circular states in bold face type or other conspicuous manner how it is intended to vote the shares represented by the proxy in each case,

(c) a proxy may confer discretionary authority with respect to

(i) amendments or variations to matters identified in the notice of meeting, or

(ii) other matters that may properly come before the meeting, but only if

(iii) the person by whom, or on whose behalf, a solicitation is made is not made aware, a reasonable time before the time the solicitation is made, that those amendments, variations or other matters are to be presented for action at the meeting, and

(iv) a specific statement is made in the information circular or in the form of proxy that the proxy is conferring that discretionary authority,

(d) a proxy must not confer authority to vote

(i) for the election or appointment of an individual as a director of the Company unless an individual has been nominated in good faith as a director and is named in an information circular sent to the shareholders, or

(ii) at a meeting other than the meeting specified in the notice of meeting or any adjournment of that meeting,

(e) if an information circular contains the names of nominees for election or appointment as directors or the name of a nominee for appointment as auditor,

(i) the form of proxy accompanying the information circular must provide a method for the shareholder whose proxy is solicited to specify that the shares registered in that shareholder's name must or must not he voted by the proxy holder for the nominees, or for those of the nominees that the shareholder may specify, and

(ii) if, for any reason, the instructions of the shareholder whose proxy is solicited are uncertain as they relate to the election or appointment of directors, the proxy holder must not vote the shares of that shareholder for any director,

(f) an information circular or form of proxy must state that, if the instructions are certain,

(i) the shares represented by the proxy will be voted on any poll, and

(ii) if the shareholder whose proxy is solicited specifies a choice with respect to any matter to be acted on, the shares will be voted on any poll in accordance with the specifications so made,

(g) an information circular or form of proxy must

(i) indicate in bold face type, or other conspicuous manner, that the shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the meeting, other than the person, if any, designated in the form of proxy, and

(ii) contain instructions as to the manner in which the shareholder may exercise the right referred to in subparagraph (i), and

(h) if the form of proxy contains a designation of a named person as proxy holder, a method must be provided by which the shareholder may designate, in a form of proxy, some other person as the shareholder's proxy holder for the purpose of Article S3.1.

## PART S5
## FINANCIAL STATEMENTS

### Division 1 - Comparative Financial Statements

**Comparative financial statement**

**S5.1** Without limiting any other requirement relating to financial statements that is imposed on or is otherwise applicable to the Company or its directors under this Part or the *Business Corporations Act*, the directors of the Company must ensure that each of its financial statements produced and published on or before an annual reference date under Part 6 of the *Business Corporations Act* is prepared as a comparative financial statement relating separately to

(a) the period that began on the date of incorporation and ended as of the close of the Company's first financial year or, if it has completed a financial year, the latest completed financial year, as the case may be, the statement to be made up to a date not more than 6 months before the annual reference date, and

(b) the period, if any, that is the financial year next preceding the latest completed financial year.

**Components of comparative financial statement**

**S5.2** A comparative financial statement required under Article S5.1 must be made up of

(a) an income statement,

(b) a statement of retained earnings,

(c) a cash flow statement, and

(d) a balance sheet as at the end of each period.

**Cash flow statement may be omitted**

**S5.3** Despite Article S5.2(c), the cash flow statement may be omitted if the reason for the omission is set out in the financial statement.

**No special designations required**

**S5.4** The statements referred to in Article S5.2 need not be designated as an income statement, statement of retained earnings, cash flow statement or balance sheet.

**Period to which comparative financial statement is to relate**

**S5.5** Despite Article S5.1, each comparative financial statement referred to in Article S5.1 may relate only to a period ending not more than 6 months before the applicable annual reference date, if the reason for the omission of the statement in respect of the period covered by the previous financial statement is set out in the financial statement to be produced and published before that annual reference date.

**Auditors report on comparative financial statement**

**S5.6** The auditor making any report required under section 212(1)(a) of the *Business Corporations Act* in relation to a comparative financial statement referred to in Article S5.1 need not report on any part of that financial statement that relates to the earlier of the 2 financial periods reported on in that financial statement

**Company must distribute comparative financial statement and report to shareholders**

**S5.7** At least 10 days before each annual reference date, the Company must send to each shareholder and to the auditor, if any,

(a) a copy of the comparative financial statement referred to in Article S5.1 that the directors are required under Article S5.1 to produce and publish on or before that annual reference date, and

(b) unless the Company has resolved under section 203(2) of the *Business Corporations Act* to waive the appointment of an auditor, the report of the auditor required under section 212(1)(a) of the *Business Corporations Act* on that financial statement.

**Company must distribute comparative financial statement and report to debentureholders**

**S5.8** On demand by a qualifying debentureholder of the Company, the Company must send the qualifying debenture holder a copy of the Company's latest comparative financial statement and a copy of any auditor's report on that financial statement.

**Division 2— Comparative Interim Financial Statements**

**Comparative interim financial statement**

**S5.9** The directors of the Company must produce a comparative interim financial statement in accordance with Article S5.10 after each financial year.

**Contents of comparative interim financial statement**

**S5.10** A comparative interim financial statement must

(a) be produced for

(i) the 6 month period that began immediately after the end of the Company's most recently completed financial year, and

(ii) the comparable 6 month period, if any, in the 12 months immediately preceding the end of that financial year, and

(b) contain

(i) a cash flow statement for each period, and

(ii) sufficient relevant financial information in summary form to present fairly the results of the operations of the Company for each period, including

(A) a statement of sales or gross operating revenue,

(B) extraordinary items of income or expense,

(C) net income before income taxes imposed by any taxing authority,

(D) income taxes imposed by any taxing authority, and

(E) net profit or loss.

**Comparative interim financial statement required in addition to other statements**

**S5.11** A comparative interim financial statement required under this Part must be produced in addition to any financial statement that the directors are required to produce under this Part or under Part 6 of the *Business Corporations Act.*

**Notes to comparative interim financial statement**

**S5.12** There must be state by way of a note to a comparative interim financial statement,

(a) particulars of any change in accounting principle or practice, or in the method of applying any accounting principle or practice, made during the period covered that affects the comparability of the comparative interim financial statement with the financial statement for the preceding financial year or with the interim financial statement for the comparable 6 month period, and

(b) the effect, if material, of the change on the profit or loss for the period covered by the comparative interim financial statement.

**Change in accounting principles or practice**

**S5.13** For the purposes of Article S5.12, a change in accounting principle or practice, or in the method of applying any accounting principle or practice, affects the comparability of a statement with that for the preceding financial year or comparable 6 month period, even though it did not have a material effect on the profit or loss for the period covered by the comparative interim financial statement.

**Distribution of comparative interim financial statement**

**S5.14** A comparative interim financial statement must be sent by the Company to each shareholder within 2 months after the end of the 6 month period referred to in Article S5.10(a)(i).

**Division 3 First Interim Financial Statement**

**Application**

**S5.15** This Division applies to a company if the company became a reporting company within the meaning of the *Company Act*, 1996 within 6 months after its incorporation under that Act.

**First Interim financial statement**

**S5.16** Within 8 months after the Company's date of incorporation,

(a) the directors of the Company must produce an interim financial statement for the 6 month period that began on the date of incorporation, and

(b) the Company must send a copy of the interim financial statement to each shareholder.

**Contents of first interim financial statement**

**S5.17** The interim financial statement referred to in Article S5.16 must contain

(a) a cash flow statement, and

(b) sufficient relevant financial information in summary form to present fairly the results of the operations of the Company for the period referred to in Article S5.16(a), including

(i) a statement of sales or gross operating revenue,

(ii) extraordinary items of income or expense,

(iii) net income before income taxes imposed by any taxing authority,

(iv) income taxes imposed by any taxing authority, and

(v) net profit or loss.

**Directors may be relieved of obligations**

**S5.18** Directors may be relieved of their obligations under Article S5.16, and for that purpose section 200 of the *Business Corporations Act* applies.

**Division 4 - General**

**Preparation of financial statements**

**S5.19** A financial statement required under this Part must be prepared in accordance with the regulations made under the *Business Corporations Act* and, if prepared without audit, must be clearly marked to that effect.

**Approval for publication**

**S5.20** Before a financial statement referred to in this Part is published or sent by the Company,

(a) the financial statement must be approved by the directors, and

(b) that approval must be evidenced by the signatures of 2 directors.

**Audit information on distribution**

**S5.21** A financial statement referred to in this Part that is sent by the Company to its shareholders or published

(a) must have attached each auditor's report, if any, made on that financial statement, and

(b) must not purport to be audited unless that financial statement has, in fact, been audited and an auditor's report has been made.

**Directors may be relieved of obligations**

**S5.22** Directors may be relieved of their obligations under one or both of Articles S5.1 and S5.9, and for that purpose section 200 of the *Business Corporations Act* applies.

## PART S6
## DIRECTORS

**Directors and officers**

**S6.1** The Company must have at least 3 directors.

**Qualifications of directors and officers**

**S6.2** Subject to Article S6.3, an individual must not become or act as a director or officer of the Company if that individual is a person whose registration in any capacity has been cancelled

(a) under the *Securities Act*, R.S.B.C. 1996, c. 418, by the Securities Commission or the executive director, or

(b) under the *Mortgage Brokers Act*, RS.B.C. 1996, c. 313, by

(i) the registrar under that Act,

(ii) the Commercial Appeals Commission established under the *Commercial Appeals Commission Act*, R.S.B.C. 1996, c. 54, or

(iii) the Financial Services Tribunal established under the *Financial Institutions Act* R.S.B.C. 1996, c. 141.

**Exception**

**S6.3** Article S6.2 does not apply to prevent an individual from becoming or acting as a Director or officer of the Company if

(a) the individual or body that cancelled the registration orders otherwise, or

(b) 5 years have elapsed since the cancellation of the registration.

## PART S7
## MEETINGS

**Notice of meeting to elect directors**

**S7.1** The Company must publish an advance notice of a meeting to elect directors,

(a) if the meeting is to be held in the County of Vancouver, the County of Victoria or the County of Westminster, by publishing the notice in one issue of a daily newspaper published and circulating in the county in which the meeting is to be held,

(b) if the meeting is to be held in British Columbia, but outside the counties referred to in paragraph (a), by publishing the notice in

(i) one issue of a daily newspaper published and circulating in the County of Vancouver, and

(ii) one issue of a daily or weekly newspaper published and circulating in the place where the meeting is to be held, or

(c) if the meeting is to be held outside British Columbia, by publishing the notice in one issue of a daily newspaper published and circulating in the County of Vancouver.

**Disclosure of any grounds of disqualification**

**S7.2** A notice of a meeting to elect directors must include, as part of the qualifications to become or continue to act as a director, the grounds on which a person is disqualified from becoming or continuing to act as a director.

**Information for annual general meeting**

**S7.3** Subject to this article, the directors of the Company must place before each annual general meeting a statement of

(a) any change in the nature of the business carried on by the Company or its subsidiaries during the most recent complete financial year,

(b) business conditions as they affected the Company, its subsidiaries and the financial results for the past year,

(c) the total capital expenditures and dispositions, without set-off, for the past year, capital expenditures to which the Company is currently committed and the effect of each on production capacity,

(d) any major changes in long or short term financing arrangements which have occurred during the most recent complete financial year or which are contemplated,

(e) the sales volume of the Company, if applicable, expressed in those units of production applicable to the industry,

(f) any material acquisitions made during the last complete financial year,

(g) all new or major projects begun or brought into operation during the most recent complete financial year and their effect on the financial statements of the Company,

(h) the total number of employees at the end of the most recent complete financial year and the total remuneration paid to the employees of the Company for each of the last two complete financial years, and

(i) the general competitive environment in which the Company operates, including any material changes in the pricing of products or the cost of raw materials.

**Harmful information need not be disclosed**

**S7.4** If the release of any of the information required in Article S7.3 would be harmful to the business of the Company or its subsidiaries, that information does not need to be included in the statement referred to in Article S7.3.

## PART S8
## AUDITORS AND AUDIT COMMITTEES

**Application**

**S8.1** Articles S8.2 and S8.3 do not apply to the Company if section 210 of the *Business Corporations Act* applies to the Company.

**Notice required to change auditor**

**S8.2** The management of the Company must not, unless notice is contained in its information circular required by Articles S4.1 and S4.2, propose at any annual general meeting the appointment of an auditor other than the appointment of the incumbent auditor.

**Notice of proposed change**

**S8.3** If the information circular Contains the notice referred to in Article S8.2,

(a) the Company, not less than 14 days before the sending of the notice of the meeting, must give to the incumbent auditor written notice of the intention of management not to recommend the auditor's reappointment at the annual general meeting, specifying in it the date on which the notice of the meeting is proposed to be sent, and

(b) the incumbent auditor has the right to make to the Company, not less than 3 days before the sending of the information circular, representations in writing respecting the proposal not to re-appoint the incumbent as auditor, and the Company, at its expense, must forward with the notice of the meeting a copy of those representations to every shareholder entitled to receive notice of the meeting.

**Directors must appoint audit committee**

**S8.4** The company must form an audit committee and sections 224 to 226 of the *Business Corporations Act* apply.

# EXHIBIT C

# ARTICLES

**PLEASE SEE ATTACHED**

BC0585385

**EFFECTIVE as of May 16, 2006**

# PROVINCE OF BRITISH COLUMBIA

***BUSINESS CORPORATIONS ACT***

# ARTICLES

# OF

# POLARIS MINERALS CORPORATION

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**Fasken Martineau DuMoulin LLP**
**Barristers & Solicitors**
**Canada**

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BC0585385

**EFFECTIVE as of May 16, 2006**

**PROVINCE OF BRITISH COLUMBIA**

***BUSINESS CORPORATIONS ACT***

**ARTICLES**
**OF**

**POLARIS MINERALS POLARIS**
**(the "Company")**

## PART 1
## INTERPRETATION

**1.1 Definitions.** Without limiting Article 1.2, in these articles, unless the context requires otherwise:

"adjourned meeting" means the meeting to which a meeting is adjourned under Article 11.8 or 11.12;

"board", "board of directors" and "directors" mean the directors or sole director of the Company for the time being and include a committee or other delegate, direct or indirect, of the directors or director;

"*Business Corporations Act*" means the *Business Corporations Act*, S.B.C. 2002, c.57 as amended, restated or replaced from time to time, and includes its regulations;

"*Interpretation Act*" means the *Interpretation Act*, R.S.B.C. 1996, c. 238, as amended, restated or replaced from time to time, and includes its regulations;

"legal personal representative" means the personal or other legal representative of the shareholder;

"seal" means the seal of the Company, if any.

**1.2 *Business Corporations Act* Definitions Apply.** The definitions in the *Business Corporations Act* apply to these articles.

**1.3 *Interpretation Act* Applies.** The *Interpretation Act* applies to the interpretation of these articles as if these articles were an enactment.

**1.4 Conflict in Definitions.** If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these articles.

**1.5 Conflict Between Articles and Legislation.** If there is a conflict between these articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

## PART 2
## SHARES AND SHARE CERTIFICATES

**2.1 Authorized Share Structure.** The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

**2.2 Form of Share Certificate.** Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act*.

**2.3 Right to Share Certificate or Acknowledgement.** Each shareholder is entitled, without charge, to:

(a) one certificate representing the share or shares of each class or series of shares registered in the shareholder's name; or

(b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate,

provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgement and delivery of a share certificate or acknowledgment for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all. The Company may refuse to register more than three persons as joint holders of a share.

**2.4 Sending of Share Certificate.** Any share certificate or non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate to which a shareholder is entitled may be sent to the shareholder by mail at the shareholders' registered address, and neither the Company nor any agent is liable for any loss to the shareholder because the share certificate or acknowledgment sent is lost in the mail or stolen.

**2.5 Replacement of Worn Out or Defaced Certificate.** If the board of directors, or any officer or agent designated by the directors, is satisfied that a share certificate is worn out or defaced, they must, on production to them of the certificate and on such other terms, if any, as they think fit,

(a) order the certificate to be cancelled; and

(b) issue a replacement share certificate.

**2.6 Replacement of Lost, Stolen or Destroyed Certificate.** If a share certificate is lost, stolen or destroyed, a replacement share certificate must be issued to the person entitled to that certificate if the board of directors, or any officer or agent designated by the directors, receives:

(a) proof satisfactory to them that the certificate is lost, stolen or destroyed; and

(b) any indemnity the board of directors, or any officer or agent designated by the directors, considers adequate.

**2.7 Splitting Share Certificates.** If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company must cancel the surrendered certificate and issue replacement share certificates in accordance with that request. The Company may refuse to issue a certificate with respect to a fraction of a share.

**2.8 Certificate Fee.** There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the *Business Corporations Act*, determined by the directors.

**2.9 Recognition of Trusts.** Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

## PART 3
## ISSUE OF SHARES

**3.1 Directors Authorized to Issue Shares.** Subject to the *Business Corporations Act* and the rights of the holders of issued shares of the Company, the directors may issue, allot, sell or otherwise dispose of the unissued shares, and previously issued shares that are subject to reissuance or held by the Company, whether with par value or without par value, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares may be issued) that the directors, in their absolute discretion, may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

**3.2 Commissions and Discounts.** The directors may, at any time, authorize the Company to pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase

shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

**3.3 Brokerage.** The directors may authorize the Company to pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

**3.4 Conditions of Issue.** Except as provided for by the *Business Corporations Act*, no share may be issued until it is fully paid. A share is fully paid when:

(a) consideration is provided to the Company for the issue of the share by one or more of the following:

(i) past services performed for the Company;

(ii) property; or

(iii) money; and

(b) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

**3.5 Warrants, Options and Rights.** Subject to the *Business Corporations Act*, the Company may issue warrants, options and rights upon such terms and conditions as the directors determine, which warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

**3.6 Fractional Shares.** A person holding a fractional share does not have, in relation to the fractional share, the rights of a shareholder in proportion to the fraction of the share held.

## PART 4
## SHARE REGISTERS

**4.1 Central Securities Register.** As required by and subject to the *Business Corporations Act*, the Company must maintain in British Columbia a central securities register.

**4.2 Branch Registers.** In addition to the central securities register, Company may maintain branch securities registers.

**4.3 Appointment of Agents.** The directors may, subject to the *Business Corporations Act*, appoint an agent to maintain the central securities register and any branch securities registers. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

**4.4 Closing Register.** The Company must not at any time close its central securities register.

## PART 5
## SHARE TRANSFERS

**5.1 Recording or Registering Transfer.** Except to the extent that the *Business Corporations Act* otherwise provides, a transfer of a share of the Company must not be recorded or registered unless:

(a) a duly signed instrument of transfer in respect of the share has been received by the Company;

(b) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(c) if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

**5.2 Form of Instrument of Transfer.** The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

**5.3 Transferor Remains Shareholder.** Except to the extent that the *Business Corporations Act* otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

**5.4 Signing of Instrument of Transfer.** If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer, or, if no number is specified, all the shares represented by share certificates deposited with the instrument of transfer:

(a) in the name of the person named as transferee in that instrument of transfer; or

(b) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the share certificate is deposited for the purpose of having the transfer registered.

**5.5 Enquiry as to Title Not Required.** Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

**5.6 Transfer Fee.** There must be paid to the Company, in relation to the registration of any transfer, the amount determined by the directors.

## PART 6
## TRANSMISSION OF SHARES

**6.1 Legal Personal Representative Recognized on Death.** In the case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

**6.2 Rights of Legal Personal Representative.** The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the *Business Corporations Act* and the directors have been deposited with the Company.

## PART 7
## PURCHASE OF SHARES

**7.1 Company Authorized to Purchase Shares.** Subject to the special rights and restrictions attached to any class or series of shares and the *Business Corporations Act*, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and on the terms specified in such resolution.

**7.2 Purchase When Insolvent.** The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a) the Company is insolvent; or

(b) making the payment or providing the consideration would render the Company insolvent.

**7.3 Sale and Voting of Purchased Shares.** If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a) is not entitled to vote the share at a meeting of its shareholders;

(b) must not pay a dividend in respect of the share; and

(c) must not make any other distribution in respect of the share.

## PART 8
## BORROWING POWERS

**8.1 Powers of Directors.** The Company, if authorized by the directors, may from time to time:

(a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person;

(c) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d) mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future undertaking of the Company.

**8.2 Terms of Debt Instruments.** Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges on the redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of directors or otherwise, and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder, all as the directors may determine.

**8.3 Delegation by Directors.** For greater certainty, the powers of the directors under this Part 8 may be exercised by a committee or other delegate, direct or indirect, of the board authorized to exercise such powers.

## PART 9
## ALTERATIONS

**9.1 Alteration of Authorized Share Structure.** Subject to Article 9.2 and the *Business Corporations Act*, the Company may by special resolution:

(a) create one or more classes or series of shares or, if none of the shares of a class or series of shares is allotted or issued, eliminate that class or series of shares;

(b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d) if the Company is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares is allotted or issued, increase the par value of those shares;

(e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f) alter the identifying name of any of its shares; or

(g) otherwise alter its shares or authorized share structure when required or permitted to do so by the *Business Corporations Act*.

**9.2 Special Rights and Restrictions.** Subject to the *Business Corporations Act*, the Company may by special resolution:

(a) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

**9.3 Change of Name.** The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name.

**9.4 Alterations to Articles.** If the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

**9.5 Alterations to Notice of Articles.** If the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may be special resolution alter its Notice of Articles.

## PART 10
## MEETINGS OF SHAREHOLDERS

**10.1 Annual General Meetings.** Unless an annual general meeting is deferred or waived in accordance with the *Business Corporations Act*, the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such date, time and location as may be determined by the directors.

**10.2 Resolution Instead of Annual General Meeting.** If all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the *Business Corporations Act* to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

**10.3 Calling of Shareholder Meetings.** The directors may, whenever they think fit, call a meeting of shareholders.

**10.4 Location of Shareholder Meetings.** The directors may, by directors' resolution, approve a location outside of British Columbia for the holding of a meeting of shareholders.

**10.5 Notice for Meetings of Shareholders.** The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a) if and for so long as the Company is a public company, 21 days; and

(b) otherwise, 10 days.

**10.6 Record Date for Notice.** The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a) if and for so long as the Company is a public company, 21 days; and

(b) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

**10.7 Record Date for Voting.** The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

**10.8 Failure to Give Notice and Waiver of Notice.** The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

**10.9 Notice of Special Business at Meetings of Shareholders.** If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(a) state the general nature of the special business; and

(b) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

## PART 11
## PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

**11.1 Special Business.** At a meeting of shareholders, the following business is special business:

(a) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b) at an annual general meeting, all business is special business except for the following:

(i) business relating to the conduct of, or voting at, the meeting;

(ii) consideration of any financial statements of the Company presented to the meeting;

(iii) consideration of any reports of the directors or auditor;

(iv) the setting or changing of the number of directors;

(v) the election or appointment of directors;

(vi) the appointment of an auditor;

(vii) the setting of the remuneration of an auditor;

(viii) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and

(ix) any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

**11.2 Special Majority.** The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

**11.3 Quorum.** Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 10% of the issued shares entitled to be voted at the meeting.

**11.4 One Shareholder May Constitute Quorum.** If there is only one shareholder entitled to vote at a meeting of shareholders,

(a) the quorum is one person who is, or who represents by proxy, that shareholder; and

(b) that shareholder, present in person or by proxy, may constitute the meeting.

**11.5 Meetings by Telephone or Other Communications Medium.** A shareholder or proxy holder who is entitled to participate in, including vote at, a meeting of shareholders may participate in person or by telephone or other communications medium if all shareholders and proxy holders participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A shareholder who participates in a meeting in a manner contemplated by this Article 11.5 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner. Nothing in this Article 11.5 obligates a company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders.

**11.6 Other Persons May Attend.** The directors, the senior officers, any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.

**11.7 Requirement of Quorum.** No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting.

**11.8 Lack of Quorum.** If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a) in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved; and

(b) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place, or at such other date, time or location as the chair specifies on the adjournment.

**11.9 Lack of Quorum at Succeeding Meeting.** If, at the meeting to which the first meeting referred to in Article 11.8(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

**11.10 Chair.** The following individual is entitled to preside as chair at a meeting of shareholders:

(a) the chair of the board, if any; and

(b) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

**11.11 Selection of Alternate Chair.** If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

**11.12 Adjournments.** The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

**11.13 Notice of Adjourned Meeting.** It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

**11.14 Decisions by Show of Hands or Poll.** Subject to the *Business Corporations Act*, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

**11.15 Declaration of Result.** The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.14, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

**11.16 Motion Need Not Be Seconded.** No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

**11.17 Casting Vote.** In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

**11.18 Manner of Taking a Poll.** Subject to Article 11.19, if a poll is duly demanded at a meeting of shareholders:

(a) the poll must be taken:

(i) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii) in the manner, at the time and at the place that the chair of the meeting directs;

(b) the result of the poll is deemed to be a resolution of and passed at the meeting at which the poll is demanded; and

(c) the demand for the poll may be withdrawn by the person who demanded it.

**11.19 Demand for a Poll on Adjournment.** A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

**11.20 Chair Must Resolve Dispute.** In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

**11.21 Casting of Votes.** On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

**11.22 Demand for Poll.** No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

**11.23 Demand for a Poll Not to Prevent Continuation of Meeting.** The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

**11.24 Retention of Ballots and Proxies.** The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during statutory business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

## PART 12
## VOTES OF SHAREHOLDERS

**12.1 Number of Votes by Shareholder or by Shares.** Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint registered holders of shares under Article 12.3:

(a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote at the meeting has one vote, and

(b) on a poll, every shareholder entitled to vote has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

**12.2 Votes of Persons in Representative Capacity.** A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is the legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

**12.3 Votes by Joint Shareholders.** If there are joint shareholders registered in respect of any share:

(a) any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it, or

(b) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, than only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

**12.4 Legal Personal Representatives as Joint Shareholders.** Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

**12.5 Representative of a Corporate Shareholder.** If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a) for that purpose, the instrument appointing a representative must:

(i) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt or proxies or, if no number is specified, two days before the day set for the holding of the meeting; or

(ii) be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting; and

(b) if a representative is appointed under this Article 12.5:

(i) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

**12.6 Production of Evidence of Authority to Vote.** The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

## PART 13
## DIRECTORS

**13.1 Number of Directors**. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(a) if the Company is a public company, the greater of three and the most recently set of:

(i) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii) the number of directors set under Article 14.4;

(b) if the Company is not a public company, the most recently set of:

(i) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii) the number of directors set under Article 14.4.

**13.2 Change in Number of Directors**. If the number of directors is set under Articles 13.1(a)(i) or 13.1(b)(i):

(a) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

**13.3 Directors' Acts Valid Despite Vacancy**. An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

**13.4 Qualifications of Directors**. A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

**13.5 Remuneration of Directors**. The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be approved by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

**13.6 Reimbursement of Expenses of Directors**. The Company must reimburse each director for the reasonable expenses that he or she may incur in his or her capacity as director in and about the business of the Company.

**13.7 Special Remuneration for Directors**. If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

**13.8 Gratuity, Pension or Allowance on Retirement of Director**. Unless otherwise determined by ordinary resolution, the directors may authorize the Company to pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

## PART 14
## ELECTION AND REMOVAL OF DIRECTORS

**14.1 Election at Annual General Meeting**. At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(a) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

**14.2 Consent to be a Director**. No election or appointment of an individual as a director is valid unless:

(a) that individual consents to be a director in the manner provided for in the *Business Corporations Act*; or

(b) that individual is elected at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

**14.3 Failure to Elect or Appoint Directors**. If:

(a) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(b) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c) the date on which his or her successor is elected or appointed; and

(d) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

**14.4 Places of Retiring Directors Not Filled.** If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

**14.5 Directors May Fill Casual Vacancies.** Any casual vacancy occurring in the board of directors may be filled by the directors.

**14.6 Remaining Directors Power to Act.** The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the *Business Corporations Act*, for any other purpose.

**14.7 Shareholders May Fill Vacancies.** If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

**14.8 Additional Directors.** Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8. Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(a), but is eligible for re-election or re-appointment.

**14.9 Ceasing to be a Director**. A director ceases to be a director when:

(a) the term of office of the director expires;

(b) the director dies;

(c) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d) the director is removed from office pursuant to Articles 14.10 or 14.11.

**14.10 Removal of Director by Shareholders.** The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

**14.11 Removal of Director by Directors.** The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

## PART 15
## POWERS AND DUTIES OF DIRECTORS

**15.1 Powers of Management.** The directors must, subject to the *Business Corporations Act* and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the *Business Corporations Act* or by these Articles, required to be exercised by the shareholders of the Company.

**15.2 Appointment of Attorney of Company.** The directors exclusively may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

## PART 16
## DISCLOSURE OF INTEREST OF DIRECTORS

**16.1 Obligation to Account for Profits.** A director or senior officer who holds a disclosable interest (as that term is used in the *Business Corporations Act*) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the *Business Corporations Act*.

**16.2 Restrictions on Voting by Reason of Interest.** A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

**16.3 Interested Director Counted in Quorum.** A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

**16.4 Disclosure of Conflict of Interest or Property.** A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the *Business Corporations Act*.

**16.5 Director Holding Other Office in the Company.** A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

**16.6 No Disqualification.** No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

**16.7 Professional Services by Director or Officer.** Subject to the *Business Corporations Act*, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

**16.8 Director or Officer in Other Corporations.** A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the *Business Corporations Act*, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

## PART 17
## PROCEEDINGS OF DIRECTORS

**17.1 Meetings of Directors.** The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the board held at regular intervals may be held at the place, at the time and on the notice, if any, that the board may by resolution from time to time determine.

**17.2 Voting at Meetings.** Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

**17.3 Chair of Meetings.** Meetings of directors are to be chaired by:

(a) the chair of the board, if any;

(b) in the absence of the chair of the board, the president, if any, if the president is a director; or

(c) any other director chosen by the directors if:

(i) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(ii) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(iii) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

**17.4 Meetings by Telephone or Other Communications Medium.** A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone or other communications medium if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Article 17.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

**17.5 Calling of Meetings.** A director may, and the secretary or an assistant secretary, if any, on the request of a director must, call a meeting of the directors at any time.

**17.6 Notice of Meetings.** Other than for meetings held at regular intervals as determined by the directors pursuant to Article 17.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 23.1 or orally or by telephone.

**17.7 When Notice Not Required.** It is not necessary to give notice of a meeting of the directors to a director if:

(a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed or is the meeting of the directors at which that director is appointed; or

(b) the director has waived notice of the meeting.

**17.8 Meeting Valid Despite Failure to Give Notice.** The accidental omission to give notice of any meeting of directors to any director, or the non-receipt of any notice by any director, does not invalidate any proceedings at that meeting.

**17.9 Waiver of Notice of Meetings.** Any director may file with the Company a document signed by the director waiving notice of any past, present or future meeting of the directors and may at any time withdraw that waiver with respect to meetings of the directors held after that withdrawal. After sending a waiver with respect to all future meetings of the directors, and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.

**17.10 Quorum.** The quorum necessary for the transaction of the business of the directors is set at a majority of the directors.

**17.11 Validity of Acts Where Appointment Defective.** Subject to the *Business Corporations Act*, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

**17.12 Consent Resolutions in Writing.** A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or, if no date is stated in the resolution, on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 17.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the *Business Corporations Act* and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

## PART 18
## EXECUTIVE AND OTHER COMMITTEES

**18.1 Appointment and Powers of Executive Committee.** The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(a) the power to fill vacancies in the board of directors;

(b) the power to remove a director;

(c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

**18.2 Appointment and Powers of Other Committees.** The directors may, by resolution,

(a) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b) delegate to a committee appointed under paragraph (a) any of the directors' powers, except:

 (i) the power to fill vacancies in the board of directors;

 (ii) the power to remove a director;

 (iii) the power to change the membership of, or fill vacancies in, any committee of the board, and

 (iv) the power to appoint or remove officers appointed by the board; and

(c) make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution.

**18.3 Obligations of Committee.** Any committee appointed under Articles 18.1 or 18.2, in the exercise of the powers delegated to it, must

(a) conform to any rules that may from time to time be imposed on it by the directors; and

(b) report every act or thing done in exercise of those powers as the directors may require.

**18.4 Powers of Board.** The directors may, at any time, with respect to a committee appointed under Articles 18.1 or 18.2:

(a) revoke or alter the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation, alteration or overriding;

(b) terminate the appointment of, or change the membership of, a committee; and

(c) fill vacancies on a committee.

**18.5 Committee Meetings.** Subject to Article 18.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 18.1 or 18.2:

(a) the committee may meet and adjourn as it thinks proper;

(b) the committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c) a majority of the members of a directors' committee constitutes a quorum of the committee; and

(d) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting has no second or casting vote.

## PART 19
## OFFICERS

**19.1 Appointment of Officers.** The directors may, from time to time, appoint such officers, if any, as the directors determine, and the directors may, at any time, terminate any such appointment.

**19.2 Functions, Duties and Powers of Officers.** The directors may, for each officer:

(a) determine the functions and duties of the officer;

(b) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

**19.3 Qualifications.** No officer may be appointed unless that officer is qualified in accordance with the *Business Corporations Act*. One person may hold more than one position as an officer of the Company. Any officer need not be a director.

**19.4 Remuneration.** All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

## PART 20
## INDEMNIFICATION

**20.1 Definitions.** In this Part 20:

(a) "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(b) "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director, senior officer or former senior officer or any of the heirs and legal personal representatives of a director, former director, senior officer or former senior officer, by reason of being or having been a director or senior officer:

(i) is or may be joined as a party; or

(ii) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(c) "expenses" has the meaning set out in the *Business Corporations Act*.

**20.2 Mandatory Indemnification of Directors and Former Directors and Senior Officers and Former Senior Officers**. Subject to the *Business Corporations Act*, the Company must indemnify and advance expenses of a director or former director or senior officer or former senior officer of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and senior officer is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 20.2.

**20.3 Indemnification of Other Persons**. Subject to any restrictions in the *Business Corporations Act*, the Company may indemnify any person.

**20.4 Non-Compliance with *Business Corporations Act*.** The failure of a director or senior officer of the Company to comply with the *Business Corporations Act* or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

**20.5 Company May Purchase Insurance**. The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a) is or was a director, officer, employee or agent of the Company;

(b) is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c) at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d) at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.

## PART 21
## DIVIDENDS

**21.1 Payment of Dividends Subject to Special Rights**. The provisions of this Part 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

**21.2 Declaration of Dividends**. Subject to the *Business Corporations Act*, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

**21.3 No Notice Required**. The directors need not give notice to any shareholder of any declaration under Article 21.2.

**21.4 Record Date**. The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than

two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

**21.5 Manner of Paying Dividend.** A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid up shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

**21.6 Settlement of Difficulties.** If any difficulty arises in regard to a distribution under Article 21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a) set the value for distribution of specific assets;

(b) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c) vest any such specific assets in trustees for the persons entitled to the dividend.

**21.7 When Dividend Payable.** Any dividend may be made payable on such date as is fixed by the directors.

**21.8 Dividends to be Paid in Accordance with Number of Shares.** All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

**21.9 Receipt by Joint Shareholders.** If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

**21.10 Dividend Bears No Interest.** No dividend bears interest against the Company.

**21.11 Fractional Dividends.** If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

**21.12 Payment of Dividends.** Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

**21.13 Capitalization of Surplus.** Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

## PART 22
## DOCUMENTS, RECORDS AND REPORTS

**22.1 Recording of Financial Affairs.** The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the provisions of the *Business Corporations Act*.

**22.2 Inspection of Accounting Records.** Unless the directors determine otherwise, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

**22.3 Remuneration of Auditors.** The remuneration of the auditors, of any, shall be set by the directors regardless of whether the auditor is appointed by the shareholders, by the directors or otherwise. For greater certainty, the directors may delegate to the audit committee or other committee the power to set the remuneration of the auditors.

## PART 23
## NOTICES

**23.1 Method of Giving Notice**. Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a) mail addressed to the person at the applicable address for that person as follows:

(i) for a record mailed to a shareholder, the shareholder's registered address;

(ii) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the mailing address of the intended recipient;

(b) delivery at the applicable address for that person as follows, addressed to the person:

(i) for a record delivered to a shareholder, the shareholder's registered address;

(ii) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the delivery address of the intended recipient;

(c) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class; or

(e) physical delivery to the intended recipient.

**23.2 Deemed Receipt**. A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing. Any notice given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the business day during which such normal business hours next occur if not given during such hours on any day.

**23.3 Certificate of Sending**. A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 23.1, prepaid and mailed or otherwise sent as permitted by Article 23.1 is conclusive evidence of that fact.

**23.4 Notice to Joint Shareholders**. A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

**23.5 Notice to Trustees**. A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a) mailing the record, addressed to them:

(i) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b) if an address referred to in paragraph (a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

## PART 24
## SEAL

**24.1 Who May Attest Seal.** Except as provided in Articles 24.2 and 24.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signature or signatures of:

(a) any two directors;

(b) any officer, together with any director;

(c) if the Company only has one director, that director; or

(d) any one or more directors or officers or persons as may be determined by resolution of the directors.

**24.2 Sealing Copies.** For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 24.1, the impression of the seal may be attested by the signature of any director or officer.

**24.3 Mechanical Reproduction of Seal.** The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the *Business Corporations Act* or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

# POLARIS MINERALS CORPORATION

Computershare

9th Floor, 100 University Avenue
Toronto, ON M5J 2Y1
www.computershare.com

*Contact us at:*
*www.computershare.com/service*

RECEIVED
2007 MAY -2 A 7:24

**Security Class** 123
**Holder Account Number**

C1234567890 XXX

MR A SAMPLE
DESIGNATION (IF ANY)
ADD1
ADD2
ADD3
ADD4
ADD5

999999999999 ASXQ 1

**PROXY**

**ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF POLARIS MINERALS CORPORATION (the "Company")**

**TO BE HELD AT THE TERMINAL CITY CLUB, 837 WEST HASTINGS STREET, VANCOUVER, BC ON TUESDAY, MAY 16, 2006, AT 2:00 PM (VANCOUVER TIME)**

**The undersigned registered shareholder ("Registered Shareholder") of the Company hereby appoints,** MARCO ROMERO, a Director and Officer of the Company, or failing this person, HERB WILSON, an Officer of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

**Resolutions** (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular). Please indicate your voting preference by marking an "X" in the space provided.

| | | For | Against |
|---|---|---|---|
| 1. | To fix the number of Directors at 9 | | |
| | | **For** | **Withhold** |
| 2. | To elect as Director, MARCO ROMERO | | |
| 3. | To elect as Director, ROMAN SHKLANKA | | |
| 4. | To elect as Director, R. STUART ANGUS | | |
| 5. | To elect as Director, ROBERT M. EDSEL | | |
| 6. | To elect as Director, TERRENCE A. LYONS | | |
| 7. | To elect as Director, GARY D. NORDIN | | |
| 8. | To elect as Director, JOHN H. PURKIS | | |
| 9. | To elect as Director, DAVID F. SINGLETON | | |
| 10. | To elect as Director, PAUL B. SWEENEY | | |
| | | **For** | **Withhold** |
| 11. | To appoint PricewaterhouseCoopers as Auditors of the Company | | |
| | | **For** | **Against** |
| 12. | To approve certain amendments to the Company's Incentive Stock Option Plan, as more particularly described in the Company's Information Circular | | |
| 12. | To approve an amendment to the Company's Articles to remove the Statutory Reporting Company Provisions, as more particularly described in the Company's Information Circular | | |

**The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.**

**SIGN HERE:** ______________________________ **Date:** ____________________

**Please Print Name:** ______________________________

**1PRXWF**

***THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE***

## INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person,*** may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   ***(a) appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   **OR**

   ***(b) appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare** no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

***Computershare Investor Services***
***Proxy Dept. 100 University Avenue 9th Floor***
***Toronto Ontario M5J 2Y1***
*Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524*

Computershare

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

March 7, 2006

Dear Sirs: All applicable Exchanges and Commissions

Subject: POLARIS MINERALS CORPORATION

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

| | | |
|---|---|---|
| 1. | Meeting Type | : Annual General and Special Meeting |
| 2. | CUSIP/Class of Security entitled to receive notification | : 731074100/CA7310741003/COMMON |
| 3. | CUSIP/Class of Security entitled to vote | : 731074100/CA7310741003/COMMON |
| 4. | Record Date for Notice | : 07 Apr 2006 |
| 5. | Record date for Voting | : 07 Apr 2006 |
| 6. | Beneficial Ownership determination date | : 07 Apr 2006 |
| 7. | Meeting Date | : 16 May 2006 |
| 8. | Meeting Location | : Vancouver BC |

Yours Truly

*Linda Kelly*
**Meeting Specialist**
**Computershare Investor Services Inc.**
**3rd Floor, 510 Burrard Street**
**Vancouver, B.C. V6C 3B9**
**Tel: 604.661.9400 Ext 4083**
**Fax: 604.661.9401**

**POLARIS MINERALS CORPORATION**

**Report of Voting Results**
(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 - *Continuous Disclosure Obligations*, this report briefly describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders of Polaris Minerals Corporation (the "Company") held on May 16, 2006 in Vancouver, British Columbia (the "Meeting").

1. **Fixing Number of Directors**

   A resolution fixing the number of directors of the Company for the ensuing year at nine was approved by a vote by way of a show of hands.

2. **Election of Directors**

   A resolution electing the following nine directors of the Company for a term expiring not later than the close of the Company's next annual meeting of shareholders was approved by a vote by way of a show of hands:

| | | |
|---|---|---|
| Roman Shklanka | R. Stuart Angus | Robert M. Edsel |
| Terrence A. Lyons | Gary D. Nordin | John H. Purkis |
| David F. Singleton | Paul B. Sweeney | Marco Romero |

3. **Appointment of Auditors**

   A resolution appointing PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company until the close of the Company's next annual meeting of shareholders was approved by a vote by way of a show of hands.

4. **Approval of Amended and Restated Incentive Stock Option Plan**

   An ordinary resolution approving the Amended and Restated Incentive Stock Option Plan in the form set out in the Information Circular for the Meeting and with effective date of May 16, 2006 was approved by a vote by way of a show of hands.

5. **Approval of Amended of Articles and Adoption of new Articles**

   A special resolution amending the Articles of the Company by removing the Statutory Reporting Company Provisions and adopting the form of Articles set out in the Information Circular for the Meeting, with effective date of May 16, 2006 was approved by a vote by way of a show of hands.

For additional information, please see the Company's information circular dated March 30, 2006 filed in connection with the Meeting.

DATED at Vancouver, BC, May 17, 2006.

POLARIS MINERALS CORPORATION

*"Darlene Lynch"*
Darlene Lynch
Corporate Secretary

9

Polaris
MINERALS CORPORATION

RECEIVED
2007 MAY -2 A 7:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RECEIVED
SEC MAIL PROCESSING SECTION
APR 30 2007
WASH, D.C. 186

*NEWS RELEASE*

**January 10, 2006**

**Not for distribution to U.S. news wire services or dissemination in the United States**

**POLARIS RAISES CDN$75,015,288 IN INITIAL PUBLIC OFFERING AND CLOSES DEBT FINANCING**

**VANCOUVER, British Columbia** - Polaris Minerals Corporation (the "Company" or "Polaris") is pleased to announce that it has completed an Initial Public Offering of 15,628,185 common shares at a price of CDN$4.80 per share for total gross proceeds of CDN$75,015,288. The amount includes the exercise of an option granted to the syndicate of agents of the offering, led by GMP Securities L.P., and including Canaccord Capital Corporation, Dundee Securities Corporation, Orion Securities Inc., TD Securities Inc., and Wellington West Capital Markets Inc. (collectively, the "Agents"), whereby the Agents purchased 2,086,185 common shares at a price of CDN$4.80 per share.

Polaris has also granted the Agents an over-allotment option exercisable within 30 days following closing to purchase up to an additional 1,875,000 common shares at a price of CDN$4.80 per share for additional gross proceeds of up to CDN$9,000,000.

Polaris' common shares will commence trading on the Toronto Stock Exchange under the symbol "PLS" effective today.

The Company is also pleased to announce that it has closed the debt financing with Ingalls & Snyder Value Partners, L.P., as senior lender and administrative agent, Ingalls & Snyder, LLC, as collateral agent, and a group of accredited investors arranged by Ingalls & Snyder, LLC, (collectively, the "Lenders") pursuant to the credit agreement entered into between the Lenders and the Company dated November 30, 2005. Under this debt financing, the Lenders have agreed to extend credit to the Company in an aggregated principal amount of up to US$47 million.

Marco Romero, the Company's President and CEO, stated "The completion of our Initial Public Offering and debt financing provides the Company with the financial resources to immediately embark upon the development of the Orca Quarry, located near Port McNeill on Vancouver Island, B.C., Canada, and the construction of our terminal and discharge facility located in the Port of Richmond in San Francisco Bay, California. The Orca Quarry is expected to become a large, high quality, sand and gravel producer serving the California construction industry."

Suite 780 • 999 West Hastings Street • Vancouver • BC • Canada • V6C 2W2 · 604 915 5000 · 604 915 5001 · info@polarmin.com · www.polarmin.com

Polaris is a British Columbia company headquartered in Vancouver, B.C. The Company is exclusively focused on the emerging trade of marine exports of construction aggregates from its coastal properties located on Vancouver Island, British Columbia, Canada, to the coastal urban markets on the west coast of North America, primarily in California.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

**For further information, please contact:**

**Marco Romero, President and Chief Executive Officer**
**Polaris Minerals Corporation**
**Tel: (604) 915-5000, Ext. 101**

Polaris
MINERALS CORPORATION

RECEIVED

January 16, 2006

**Not for distribution to U.S. news wire services or dissemination in the United States**

## POLARIS ANNOUNCES GREEN LIGHT FOR THE ORCA PROJECT

**VANCOUVER, British Columbia** - Polaris Minerals Corporation (TSX – PLS) is pleased to announce that, consequent upon the successful completion of its Initial Public Offering of common shares, a decision has been taken to commence the construction of the Orca Quarry, located near Port McNeill on northern Vancouver Island, and an associated marine aggregate receiving terminal facility in Richmond, San Francisco Bay, California.

Construction is expected to be completed in approximately twelve months with the initial shipments of construction aggregates planned to begin within the first quarter of 2007. The Orca Quarry, is fully permitted to produce up to 6 million tonnes of high-quality sand and gravel destined for California's construction industry.

Accordingly, Polaris has entered into an engineering, procurement and construction management contract with Seabulk Systems Inc. of Richmond, B.C. for the complete ship loading facility at the Orca Quarry and has awarded a contract for the fabrication and installation of the quadrant ship loader to Ramsay Machine Works Ltd. of Sidney, B.C. Purchase orders have also been placed with Finning (Canada) for the supply of mobile equipment for the Orca Quarry and the Company anticipates that the bulk of the remaining equipment orders will be placed by the end of January 2006.

Polaris' construction decision follows an announcement made on January 5th, 2006, by California Governor, Arnold Schwarzenegger, which proposed the investment of more than $200 billion in infrastructure development in California, including the construction of 1,200 miles of new highways and HOV lanes, an additional 600 miles of rapid transit, together with schools, prisons, court houses and numerous other elements of public infrastructure.

Marco Romero, Polaris' President and CEO commented: "Public infrastructure expenditure normally accounts for around 46% of all construction aggregate demand in California. Governor Schwarzenegger's proposed infrastructure spending is expected to positively impact the demand for construction aggregates in Polaris' target markets, providing a significant underpinning of our business plan."

Polaris is a British Columbia company focused exclusively on developing marine exports of construction aggregates from its coastal properties on Vancouver Island, B.C., to markets on the west coast of North America.

**For further information, please visit www.polarmin.com or contact:**

**Marco Romero, President and Chief Executive Officer**
**Polaris Minerals Corporation**
**Tel: (604) 915 5000, Ext.101**

**Or**

**Marlene Mathison, Director, Corporate Development**
**Tel: (604) 915-5000 Ext. 104**

Polaris
MINERALS CORPORATION

NEWS RELEASE

February 2, 2006

# POLARIS ANNOUNCES FINANCING PROGRESS

**VANCOUVER, British Columbia** - Polaris Minerals Corporation (TSX:PLS) is pleased to announce that notice was received from GMP Securities L.P, on January 31, 2006, that the syndicate of agents had elected to purchase one million common shares at $4.80 per share pursuant to the Over-Allotment Option granted to the agents in connection with Polaris' Initial Public Offering that closed on January 10, 2006. The purchase closed today and, as a result, Polaris has now sold a total of 16,628,185 common shares pursuant to that offering for gross proceeds of $79,815,288.

Polaris also announces that it has elected to permanently reduce the draw down amount available under its Tranche B loan facility to US$10 million. This reduction by US$16 million will also reduce the Tranche B loan fee from 3,000,000 warrants to 1,153,846 warrants. This election is made pursuant to the terms of the Credit Agreement between the Company and Ingalls & Snyder, LLC, as collateral agent, and a group of accredited investors arranged by Ingalls & Snyder, LLC dated as of November 30, 2005. Following this election, the total amount available to the Company under its Tranche A and Tranche B term loan facilities is US$31 million.

The reduction of the loan facility was principally due to the success of the Company's IPO. In addition, the Company expects to secure capital cost savings through the redesign of the planned Richmond Terminal in San Francisco.

Polaris Minerals Corporation is exclusively focused on the development of construction aggregate resources in British Columbia, for marine transport to urban markets on the west coast of North America. These markets are experiencing a growing local supply deficit of sand and gravel caused by diminishing local resources and an increasing demand for construction aggregates. Polaris is currently developing the Orca Quarry on Vancouver Island and the Richmond Terminal in San Francisco. Shipments of sand and gravel to the ready-mix concrete industry in San Francisco Bay are expected to commence in early 2007.

**Polaris shares are listed on the Toronto Stock Exchange under the symbol PLS.**

**For further information, please contact:**

**Marco Romero, President and Chief Executive Officer or**
**Marlene Mathison, Director Corporate Development**
**Polaris Minerals Corporation**
**Tel: (604) 915-5000**

*Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the*

*actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company does not expect to update any forward-looking statements as conditions change. Investors are referred to the discussion of the risk factors associated with the Company's business contained in the Company's Final Prospectus dated December 21, 2005 and filed with Canadian securities regulatory authorities and available on SEDAR.*

Polaris MINERALS CORPORATION





*NEWS RELEASE*

March 30, 2006

# POLARIS ANNOUNCES 2005 YEAR-END RESULTS AND APPOINTMENT OF NEW CFO

**VANCOUVER, British Columbia** – Polaris Minerals Corporation (TSX:PLS) today reported financial results for the year ended December 31, 2005. As of December 31, 2005, the Company had working capital of $229,000, including cash of $1.2 million, compared to working capital of $5.8 million and cash of $6.2 million at December 31, 2004. Subsequent to year end, the Company closed its Initial Public Offering on January 10, 2006, and, together with the exercise of an over-allotment option by the agents, issued a total of 16,628,185 common shares raising gross proceeds of $79.8 million. The Company also arranged a bridge debt facility of US$47 million, which it subsequently elected to reduce to US$31 million.

**Financial Results**

The Company had no operating revenues in either 2005 or 2004 and incurred a loss of $3.4 million, ($0.27 per share) for the year-ended December 31, 2005, compared to a loss of $2.8 million ($0.22 per share) for the year ended December 31, 2004. The increase in the loss was primarily attributable to a $0.4 million increase in stock-based compensation as a result of the Company extending the exercise period of options outstanding.

During the year ended December 31, 2005, the Company capitalized $1.5 million to the Orca Sand & Gravel Project and $0.8 million to the Richmond Terminal, compared with $1.2 million and $0.5 million respectively in 2004. No costs were capitalized to the Eagle Rock Quarry during the year ended December 31, 2005, compared with $60,000 in 2004.

This financial summary should be read in conjunction with the Company's 2005 audited financial statements and Management's Discussion and Analysis, both of which are available on www.sedar.com.

**Highlights for 2005**

The Company made substantial progress during 2005, which culminated in the filing of a final prospectus for an Initial Public Offering in December. Other significant achievements were:

- Secured long-term agreements with the First Nations who assert territorial rights over the Orca Project area.
- Obtained all provincial and federal permits required for development of the Orca Quarry.
- Completed a NI 43-101 compliant feasibility study for the Orca Quarry.
- Secured a 50-year tenure over the Orca Quarry from Western Forest Products Inc., the private land owner.
- Signed a 10-year freight contract with CSL International Inc., the operator of the largest fleet of Panamax-class, self-unloading vessels in the world.

- Secured a 20-year sales agreement for construction aggregates from the Orca Quarry, an exceptional pre-construction achievement.
- Executed a 50-year Crown lease for the fully-permitted Eagle Rock Quarry, Polaris' second potential construction aggregates project.

**Appointment of New Chief Financial Officer**

Polaris is pleased to announce the appointment of Lisa Dea as Vice President, Finance & Chief Financial Officer, effective May 1st, 2006, to succeed Mr. Harry Sutherland, the Company's current CFO, who is retiring on April 30. Mr. Sutherland will continue to be involved in Polaris' business by retaining his seat on the Boards of Directors of Polaris' principal operating subsidiaries, and by providing consulting services to the Company. Marco Romero said: "On behalf of Polaris' Board of Directors, management and staff, I thank Harry for his exceptional contribution to the Company and wish him all the very best in his retirement. We are very pleased to have Lisa Dea succeed Harry, as she brings a strong background of professional accounting skills and public company reporting to our team."

Lisa Dea has been the Controller of the Company since October 2005, reporting to Mr. Sutherland, and working closely with the Company's senior management. This experience with the Company and her proven abilities will ensure a smooth transition. Ms. Dea is a Chartered Accountant who joined Polaris from Deloitte & Touche LLP where she was a senior manager in their Assurance & Advisory division. In her eleven years at Deloitte & Touche LLP, her main focus was auditing and public company reporting in the junior resource mining sector, both in Canada and the United States.

**Polaris Minerals Corporation** is exclusively focused on the development of construction aggregate resources in British Columbia, for marine transport to urban markets on the west coast of North America. These markets are experiencing a growing local supply deficit of construction aggregates caused by diminishing local resources and increasing demand. Polaris is currently developing the Orca Quarry on Vancouver Island and the Richmond Terminal in San Francisco Bay. Shipments of high-quality sand and gravel to the California ready-mix concrete industry are expected to commence in early 2007.

**For further information, please contact:**

**Marco Romero, President and Chief Executive Officer or**
**Marlene Mathison, Director Corporate Development**
**Polaris Minerals Corporation**
**Tel: (604) 915-5000**
**info@polarmin.com**

*Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statement. The Company does not expect to update any forward-looking statements as conditions change. Investors are referred to the discussion of the risk factors associated with the Company's business contained in the Company's Final Prospectus dated December 21, 2005 and filed with Canadian securitie regulatory authorities and available on SEDAR..*

POLARIS MINERALS CORPORATION



*NEWS RELEASE*

March 31, 2006

**POLARIS BEGINS CONSTRUCTION OF THE ORCA QUARRY AND REPORTS PROGRESS AT THE RICHMOND TERMINAL**

**VANCOUVER, British Columbia** – Polaris Minerals Corporation (TSX:PLS) today reported that construction has begun at its proposed Orca Quarry on Vancouver Island, British Columbia, Canada. In addition the Company reported progress at its Richmond Terminal in San Francisco Bay, California.

**Commencement of Construction at the Orca Quarry**

Development of the Orca Quarry began in early March 2006 with land clearing and site preparation for the construction of the ship load-out conveyors and the sand and gravel processing plant. Construction of the ship berth will commence on April 3, 2006, when piling operations begin under a contract with Vancouver Pile Driving Ltd.

To date, contracts of approximately $42.7 million have been executed for the supply and installation of the sand and gravel processing plant, the ship loader, and various ancillary equipment supplies. The processing plant is being provided under a turn-key contract with Metso Minerals, the largest global supplier of aggregates processing equipment and process solutions. Mobile equipment has been ordered from Finning (Canada), and the Company intends to enter into capital lease agreements for this, which will reduce the Company's debt requirement under its existing bridge loan facility by approximately $4.3 million.

It is expected that construction of the Orca Quarry will be completed, and that production will have commenced by the end of 2006. The first shipment of sand and gravel to northern California is expected in the first quarter of 2007.

**Progress at the Richmond Terminal**

Polaris is pleased to report that a long-term facilities use agreement has been signed with Pacific Atlantic Terminals LLC for a 20-year term, with a 10-year extension option. The agreement allows construction aggregates to be discharged from vessels at Pacific's berth and conveyed to the adjacent Richmond Terminal. This was the last major element required to proceed with the Richmond Terminal development, which received its development permits in May 2004.

The Company is currently completing a redesign of the Richmond Terminal and anticipates that significant capital cost savings will result.

**Polaris Minerals Corporation** is exclusively focused on the development of construction aggregate resources in British Columbia, for marine transport to urban markets on the west coast of North America. These markets are experiencing a growing local supply deficit of construction aggregates caused by diminishing local resources and increasing demand. Polaris is currently developing the Orca Quarry on Vancouver Island and the Richmond Terminal in San Francisco Bay. Shipments of high-quality sand and gravel to the California ready-mix concrete industry are expected to commence in early 2007.

**For further information, please contact:**

**Marco Romero, President and Chief Executive Officer or**
**Marlene Mathison, Director Corporate Development**
**Polaris Minerals Corporation**
**Tel: (604) 915-5000**
**info@polarmin.com**

*Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company does not expect to update any forward-looking statements as conditions change. Investors are referred to the discussion of the risk factors associated with the Company's business contained in the Company's Final Prospectus dated December 21, 2005, and filed with Canadian securities regulatory authorities and available on SEDAR..*

Polaris MINERALS CORPORATION

*NEWS RELEASE*

April 26, 2006

## POLARIS ANNOUNCES FIRST QUARTER CONFERENCE CALL

**VANCOUVER, British Columbia** – Polaris Minerals Corporation (TSX:PLS) will release first quarter results for the period ended March 31, 2006, after close of business on Friday, May 12, 2006, and host a conference call at 10:00 am PDT on Monday, May 15, 2006. Investors and other interested parties may access the teleconference live by calling (800) 796-7558 in North America or (416) 644-3414 internationally.

A live webcast of the conference call will be available through the link below: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1442100 The webcast will be archived for 90 days following the call.

The conference call will be recorded and available for replay at 12:00 noon PDT and will be available until May 29, 2006. In North America dial (877) 289-8525, and for international calls, dial (416) 640-1917. The access code to hear the recording is 21185686 followed by the number sign.

**Polaris Minerals Corporation** is exclusively focused on the development of quarries and the production of construction aggregates in British Columbia for marine transport to urban markets on the west coast of North America to meet growing local supply deficits.

**For further information, please contact:**

**Marco Romero, President and Chief Executive Officer or**
**Marlene Mathison, Director Corporate Development**
**Polaris Minerals Corporation**
**Tel: (604) 915-5000**
**info@polarmin.com**

*Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company does not expect to update any forward-looking statements as conditions change. Investors are referred to the discussion of the risk factors associated with the Company's business contained in the Company's Annual Information Form dated March 30, 2006 and filed with Canadian securities regulatory authorities and available on SEDAR..*

Polaris MINERALS CORPORATION





***NEWS RELEASE***

May 12, 2006

**POLARIS ANNOUNCES 2006 FIRST QUARTER RESULTS AND PROGRESS UPDATE**

**VANCOUVER, British Columbia – Polaris Minerals Corporation (TSX:PLS) today reported financial results for the period ended March 31, 2006. As of March 31, 2006, the Company had working capital of $66 million, including cash of $67 million, compared to working capital of $189,000 and cash of $1.2 million for the year ended December 31, 2005. During the quarter the Company closed its Initial Public Offering on January 10, 2006, raising net proceeds of $74 million, and commenced construction of its Orca Quarry on northern Vancouver Island, BC, Canada, with first shipments of products expected in early 2007.**

**Financial Results**

The Company had no operating revenues and incurred a loss of $2.2 million, ($0.08 per share) for the quarter-ended March 31, 2006, compared to a loss of $1.1 million ($0.08 per share) for the quarter ended March 31, 2005.

During the quarter ended March 31, 2006, the Company capitalized $8 million to the Orca Sand & Gravel Quarry and $248,000 to the Richmond Terminal, compared with $162,000 and $48,000 respectively in the corresponding 2005 quarter. Costs capitalized to the Eagle Rock Quarry Project during the period ended March 31, 2006 were $9,000, compared with $Nil for the same period in 2005.

This financial summary should be read in conjunction with the Company's March 31, 2006 unaudited consolidated financial statements and Management's Discussion and Analysis, both of which are available on www.sedar.com.

**Quarter One 2006 Highlights**

The Company made substantial progress during the first quarter of 2006, which began with the closing of a successful Initial Public offering on January 10, 2006 and, together with the exercise of an over-allotment option by the agents, issued a total of 16,628,185 common shares raising net proceeds of $74 million and entered into a debt facility for US$31 million. Other significant achievements were:

- Commenced construction of the Orca Quarry in March 2006.
- Entered into construction contracts for the process plant and ship loader and supply agreements for the loadout conveyor system and mobile equipment for the Orca Quarry.
- Executed a long-term Facility Use Agreement with Pacific Atlantic Terminals LLC. in Richmond, San Francisco for berthing of vessels supplying the Richmond Terminal.
- Completed the redesign of the Richmond receiving, storage and distribution terminal.

**Polaris Minerals Corporation** is exclusively focused on the development of quarries and the production of construction aggregates in British Columbia for marine transport to urban markets on the west coast of North America to meet growing local supply deficits.

**For further information, please contact:**

**Marco Romero, President and Chief Executive Officer or**
**Marlene Mathison, Director Corporate Development**
**Polaris Minerals Corporation**
**Tel: (604) 915-5000**
**info@polarmin.com**

*Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statement. The Company does not expect to update any forward-looking statements as conditions change. Investors are referred to the discussion of the risk factors associated with the Company's business contained in the Company's Annual Information Form dated March 30, 2006, and filed with Canadian securities regulatory authorities and available on SEDAR.*

Polaris MINERALS CORPORATION

***NEWS RELEASE***

August 15, 2006

**POLARIS ANNOUNCES 2006 SECOND QUARTER RESULTS AND CONFERENCE CALL**

**VANCOUVER, British Columbia – Polaris Minerals Corporation (TSX:PLS) today reported financial results for the period ended June 30, 2006. As of June 30, 2006, the Company had working capital of $53 million, including cash of $54 million, compared to working capital of $189,000 and cash of $1.2 million for the year ended December 31, 2005.**

**Financial Results**

The Company had no operating revenues and incurred a loss of $2.2 million, ($0.08 per share) for the six month period ended June 30, 2006, compared to a loss of $1.7 million ($0.13 per share) for the six month ended June 30, 2005.

During the six months ended June 30, 2006, the Company capitalized $19.6 million to the Orca Sand & Gravel Quarry and $471,000 to the Richmond Terminal, compared with $306,000 and $160,000 respectively in the corresponding six months ended June 30, 2005. Costs capitalized to the Eagle Rock Quarry Project during the period ended June 30, 2006 were $9,000, compared with $Nil for the same period in 2005.

This financial summary should be read in conjunction with the Company's June 30, 2006 unaudited consolidated financial statements and Management's Discussion and Analysis, both of which are available on www.sedar.com.

**Second Quarter 2006 Highlights**

The Company made substantial progress during the second quarter of 2006 with construction activity at the Orca Quarry ramping up to a high level. The critical marine piling works for the ship loader advanced well and will be completed during the third quarter. Erection of the processing plant is underway as is overburden removal for the pit development. We remain on track to begin production by the end of the year.

The City of Richmond Building Department reviewed the plans submitted in respect of the proposed construction of the Richmond Terminal and issued a Building Permit on August 10, 2006. This development now enables contractual negotiations to be finalized prior to the commencement of construction.

**Conference Call**

The Company will host a conference call at 10:00 am PDT on Thursday, August 24, 2006. Investors and other interested parties may access the teleconference live by calling 800-814-4860 or 416-644-3419 in North America or 00 800 0000 2288 internationally.

Suite 1760 • 999 West Hastings Street • Vancouver • BC • Canada • V6C 2W2 T 604 915 5000 F 604 915 5001 E info@polarmin.com W www.polarmin.com

A live webcast of the conference call will be available through the link below:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1520640

The webcast will be archived for 90 days following the call.

The conference call will be recorded and available for replay at 12:00 noon PDT and will be available until September 9, 2006. In North America dial 877-289-8525, and for international calls, dial 416-640-1917. The access code to hear the recording is 21194739#.

**Polaris Minerals Corporation** is exclusively focused on the development of quarries and the production of construction aggregates in British Columbia for marine transport to urban markets on the west coast of North America to meet growing local supply deficits.

**For further information, please contact:**

**Marco Romero, President and Chief Executive Officer**
**Polaris Minerals Corporation**
**Tel: (604) 915-5000**
**info@polarmin.com**

*This press release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. These statements and information appear in this document and include estimates, forecasts, information and statements as to management's expectations with respect to, among other things the future financial or operating performance of the Company, costs and timing of the development of the construction aggregate quarry, the timing and amount of estimated future production, costs of production, capital and operating expenditures, requirements for additional capital, government regulation of quarrying operations, environmental risks, reclamation expenses, and title disputes. Often, but not always, forward-looking statements and information can be identified by the use of words such as "may", "will", "should", "plans", "expects", "intends", "anticipates", "believes", "budget", and "scheduled" or the negative thereof or variations thereon or similar terminology. Forward-looking statements and information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that any such forward-looking statements and information are not guarantees and there can be no assurance that such statements and information will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risks and Uncertainties" in the Company's Annual Report and under the heading "Risk Factors" in the Company's Annual Information Form (AIF) in respect of its financial year-ended December 31, 2005, both of which are filed with Canadian regulators on SEDAR ( www.sedar.com ). The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise. All written and oral forward-looking statements and information attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements.*

Polaris MINERALS CORPORATION



*NEWS RELEASE*

August 23, 2006

# POLARIS UPDATES RICHMOND TERMINAL PROGRESS

**VANCOUVER, British Columbia – Polaris Minerals Corporation (TSX:PLS) confirms that its subsidiary company, Eagle Rock Aggregates Inc., has received a Building Permit for the construction of its aggregates receiving, storage and distribution terminal in the City of Richmond, San Francisco Bay. The construction costs of the redesigned facility are now estimated to be US$27.4 million, a reduction of US$9.1 million, or 24.9%, from previous estimates.**

Negotiations are now well advanced with the two principal contractors, Hayward Baker Inc. for the ground remediation and foundation works, and Terra Nova Technologies, Inc. for the mechanical, building and electrical installations. Both contractors are well-recognized in their respective fields, with considerable experience in the State of California. The projected cost includes US$0.5 million expended since January 2006 for professional fees arising from the redesign of the facility and preparing the building permit application, and also includes allowances for dredging of the ship berth and the purchase of mobile equipment. It is anticipated that work will commence on site by the end of September 2006 and that the construction period will be nine months. Financing for the construction will be provided from the Company's US$31 million debt facility, the first draw down from which is expected to take place in September.

Marco Romero, the Company's President and Chief Executive Officer, commented: "We are pleased to be achieving these significant capital cost savings through the extensive redesign which will only delay the anticipated start-up date by about three months. Meanwhile, other third party market opportunities are advancing, which we believe will allow our 2007 sales forecasts to be achieved. The Richmond facility represents a rare opportunity to develop a long term strategic gateway into the important San Francisco Bay market."

**Polaris Minerals Corporation** is exclusively focused on the development of quarries and the production of construction aggregates in British Columbia for marine transportation to urban markets on the west coast of North America to meet growing local supply deficits.

**For further information, please contact:**

**Marco Romero, President and CEO**
**Polaris Minerals Corporation**
**Tel: (604) 915-5000**
**info@polarmin.com**

*This press release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. These statements and information appear in this document and include estimates, forecasts, information and statements as to management's expectations with respect to, among other things the future financial or operating performance of the Company, costs and timing of the development of the construction aggregate quarry, the timing and amount of estimated future production, costs of production, capital and operating expenditures, requirements for additional capital, government regulation of quarrying operations, environmental risks, reclamation expenses, and title disputes. Often, but not always, forward-looking statements and information can be identified by the use of words such as "may", "will", "should", "plans", "expects", "intends", "anticipates", "believes", "budget", and "scheduled" or the negative thereof or variations thereon or similar terminology. Forward-looking statements and information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that any such forward-*

*looking statements and information are not guarantees and there can be no assurance that such statements and information will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risks and Uncertainties" in the Company's Annual Report and under the heading "Risk Factors" in the Company's Annual Information Form (AIF) in respect of its financial year-ended December 31, 2005, both of which are filed with Canadian regulators on SEDAR ( www.sedar.com ). The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise. All written and oral forward-looking statements and information attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements.*

Polaris
MINERALS CORPORATION



*NEWS RELEASE*

November 3, 2006

**POLARIS ANNOUNCES THIRD QUARTER CONFERENCE CALL**

**VANCOUVER, British Columbia** – Polaris Minerals Corporation (TSX:PLS) will release third quarter results for the period ended September 30, 2006, before the market opens on Thursday, November 9, 2006, and host a conference call at 10:00 am PT on the same day. Investors and other interested parties may access the teleconference live by calling (800) 814-3911 in North America or (416) 644-3423 internationally.

A live webcast of the conference call will be available through the link below:
`http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1619860`

The webcast will be archived for 90 days following the call.

The conference call will be recorded and available for replay at 1 pm PT and will be available until November 23, 2006. In North America dial (877) 289-8525, and for international calls, dial (416) 640-1917. The access code to hear the recording is 21206064#.

**New Orca Quarry animation** is available at http://www.polarmin.com/orcasand/video.php . This five minute movie follows the movement of aggregates from the Orca Quarry to California, clearly demonstrating the low-cost transportation strategy. Additionally, images of the Orca construction are being updated regularly at http://www.polarmin.com/orcasand/photogallery.php

**Polaris Minerals Corporation** is exclusively focused on the development of quarries and the production of construction aggregates in British Columbia for marine transport to urban markets on the west coast of North America to meet growing local supply deficits.

**For further information, please contact:**
**Marco Romero, President and Chief Executive Officer or**
**Mike Westerlund, Director, Corporate Development**
**Polaris Minerals Corporation**
**Tel: (604) 915-5000**
**info@polarmin.com**

*Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company does not expect to update any forward-looking statements as conditions change. Investors are referred to the discussion of the risk factors associated with the Company's business contained in the Company's Annual Information Form dated March 30, 2006 and filed with Canadian securities regulatory authorities and available on SEDAR..*

Polaris MINERALS CORPORATION

*NEWS RELEASE*

November 9, 2006

## POLARIS ANNOUNCES 2006 THIRD QUARTER RESULTS AND CONFERENCE CALL

**VANCOUVER, British Columbia – Polaris Minerals Corporation (TSX:PLS) today reported financial results for the period ended September 30, 2006. As of September 30, 2006, the Company had working capital of $38 million, including cash of $42 million, compared to working capital of $0.19 million and cash of $1.2 million for the year ended December 31, 2005.**

### Financial Results

Polaris' principal assets are under construction and, therefore, the Company had no operating revenues in the period. A loss of $2.5 million, ($0.08 per share) was incurred for the nine month period ended September 30, 2006, compared to a loss of $2.8 million ($0.21 per share) for the nine months ended September 30, 2005.

During the nine months ended September 30, 2006, the Company capitalized $42.8 million to the Orca Sand & Gravel Quarry and $2.7 million to the Richmond Terminal, compared with $2.3 million and $0.36 million respectively in the corresponding nine months ended September 30, 2005. Costs capitalized to the Eagle Rock Quarry Project during the period ended September 30, 2006 were $9,000 compared with $Nil for the same period in 2005.

This financial summary should be read in conjunction with the Company's September 30, 2006 unaudited consolidated financial statements and Management's Discussion and Analysis, both of which will be available on www.sedar.com.

### Third Quarter 2006 Highlights

The Company continued to make substantial construction progress at the Orca Quarry. The critical marine piling work has been completed and the quadrant beam shiploader will be installed later in November. The processing plant assembly has progressed well and, together with ancillary structures, will be commissioned before the end of the year. The large mobile equipment, including two CAT 637G wheeled tractor scrapers, is now onsite and ready to commence the extraction of the sand and gravel. The first shipment of products is anticipated to occur during the first quarter of 2007.

At the Richmond Terminal, ground preparation and foundation work is underway in anticipation of the commencement of construction of the terminal facilities. Construction is expected to be completed in the summer of 2007. The redesign of the terminal is anticipated to result in the saving of US$9.1 million, compared with original estimates.

A new Orca Quarry video is available at http://www.polarmin.com/orcasand/video.php. This five minute computer generated animation follows the movement of aggregates from the Orca Quarry to San Francisco Bay, California, demonstrating the Company's low-cost transportation strategy. Additionally, images of construction activity at the Orca Quarry site are being updated regularly at http://www.polarmin.com/orcasand/photogallery.php.

**Conference Call**

The Company will host a conference call at 10:00 am PT on Thursday, November 9, 2006. Investors and other interested parties may access the teleconference live by calling 800-814-3911 or 416-644-3423 in North America or internationally and 00 800 0000 2288 from the United Kingdom.

A live webcast of the conference call will be available through the link below:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1619860

The webcast will be archived for 90 days following the call.

The conference call will be recorded and available for replay at 1:00 pm PT and will be available until November 23, 2006. In North America dial 877-289-8525, and for international calls, dial 1-416- 640-1917. The access code to hear the recording is 21206064#.

**Polaris Minerals Corporation** is exclusively focused on the development of quarries and the production of construction aggregates in British Columbia for marine transport to urban markets on the west coast of North America to meet growing local supply deficits.

**For further information, please contact:**

**Marco Romero, President and Chief Executive Officer or**
**Mike Westerlund, Director, Corporate Development**
**Polaris Minerals Corporation**
**Tel: (604) 915-5000**
**info@polarmin.com**

*This press release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. These statements and information appear in this document and include estimates, forecasts, information and statements as to management's expectations with respect to, among other things the future financial or operating performance of the Company, costs and timing of the development of the construction aggregate quarry, the timing and amount of estimated future production, costs of production, capital and operating expenditures, requirements for additional capital, government regulation of quarrying operations, environmental risks, reclamation expenses, and title disputes. Often, but not always, forward-looking statements and information can be identified by the use of words such as "may", "will", "should", "plans", "expects", "intends", "anticipates", "believes", "budget", and "scheduled" or the negative thereof or variations thereon or similar terminology. Forward-looking statements and information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that any such forward-looking statements and information are not guarantees and there can be no assurance that such statements and information will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risks and Uncertainties" in the Company's Annual Report and under the heading "Risk Factors" in the Company's Annual Information Form (AIF) in respect of its financial year-ended December 31, 2005, both of which are filed with Canadian regulators on SEDAR ( www.sedar.com ). The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise. All written and oral forward-looking statements and information attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements.*

Polaris MINERALS CORPORATION

*NEWS RELEASE*
November 29, 2006

## POLARIS WINS AWARD FOR SUSTAINABILITY PRACTICES

**VANCOUVER, British Columbia – Polaris Minerals Corporation (TSX:PLS) today announced that it has received the prestigious 2006 Mining and Sustainability Award.**

The award, which recognizes Polaris' excellence in business development, environmental stewardship and corporate social responsibility, was presented by Bill Bennett, British Columbia's Minister of State for Mining, and Pierre Lebel, Chairman of the Mining Association of British Columbia.

Marco Romero, Polaris' President and CEO said: "Since the creation of Polaris, our team has endeavoured to balance uncompromising social, environmental and commercial objectives. We have worked hard to become sustainably integrated into the environment and communities in which we work, and it is very gratifying to have these efforts recognized. Our principles and philosophy manifest themselves significantly in the close working relationships with our First Nation partners, for which we are deeply grateful. It remains our goal to build Polaris into one of the largest, most efficient and progressive producers of construction aggregates on the Pacific coast of North America."

**Polaris Minerals Corporation** is exclusively focused on the development of quarries and the production of construction aggregates in British Columbia for marine transport to urban markets on the west coast of North America to meet growing local supply deficits.

**For further information, please contact:**
**Marco Romero, President and Chief Executive Officer or**
**Mike Westerlund, Director, Corporate Development**
**Polaris Minerals Corporation**
**Tel: (604) 915-5000**
**Web site: www.polarmin.com**
**Email: info@polarmin.com**

*This press release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. These statements and information appear in this document and include estimates, forecasts, information and statements as to management's expectations with respect to, among other things the future financial or operating performance of the Company, costs and timing of the development of the construction aggregate quarry, the timing and amount of estimated future production, costs of production, capital and operating expenditures, requirements for additional capital, government regulation of quarrying operations, environmental risks, reclamation expenses, and title disputes. Often, but not always, forward-looking statements and information can be identified by the use of words such as "may", "will", "should", "plans", "expects", "intends", "anticipates", "believes", "budget", and "scheduled" or the negative thereof or variations thereon or similar terminology. Forward-looking statements and information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that any such forward-looking statements and information are not guarantees and there can be no assurance that such statements and information will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risks and Uncertainties" in the Company's Annual Report and under the heading "Risk Factors" in the Company's Annual Information Form (AIF) in respect of its financial year-ended December 31, 2005, both of which are filed with Canadian regulators on SEDAR (www.sedar.com). The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise. All written and oral forward-looking statements and information attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements.*

RECEIVED
2007 MAY -2 A 7:15

Polaris
MINERALS CORPORATION

*NEWS RELEASE*
January 22, 2007

## POLARIS WINS PDAC AWARD FOR ENVIRONMENTAL EXCELLENCE

**VANCOUVER, British Columbia – Polaris Minerals Corporation (TSX:PLS) today announced that it has been selected to receive the prestigious e3 Environmental Excellence in Exploration Award by the Prospectors and Developers Association of Canada (PDAC).**

The PDAC has selected Polaris to receive this award for "establishing excellent community relations and environmental practices during the exploration and construction of its Orca Quarry near Port McNeill on Vancouver Island. The company set up partnerships with First Nations communities that have enabled bands to have an equity stake in the operation, and two of the largest quarries of their kind in Canada have been successfully permitted with the support and cooperation of the local community. Polaris has also exceeded expectations in its attention to the protection of the environment." More information on Polaris' award winning practices can be viewed at http://www.pdac.ca/pdac/programs/awards/award-winners.html#E3 .

Marco Romero, Polaris' President and CEO said: "We are honoured to receive this significant recognition, the company's second major award for environmental and social excellence. Since the creation of Polaris, our team has worked hard to balance business objectives with those of the environment and communities within which it works. It is gratifying to have these efforts recognized. As Polaris develops into one of the largest, most efficient and progressive producers of construction aggregate on the Pacific coast of North America, it will remain our goal to maintain our very high standards of excellence."

The presentation of this award will be made during the PDAC awards evening, to be held at the Fairmont Royal York Hotel, Toronto, on Monday, March 5, 2007.

**Polaris Minerals Corporation** is exclusively focused on the development of quarries and the production of construction aggregates in British Columbia for marine transport to urban markets on the west coast of North America to meet growing local supply deficits.

**For further information, please contact:**
**Marco Romero, President and Chief Executive Officer or**
**Mike Westerlund, Director, Corporate Development**
**Polaris Minerals Corporation**
**Tel: (604) 915-5000**
**Web site: www.polarmin.com**
**Email: info@polarmin.com**

*This press release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. These statements and information appear in this document and include estimates, forecasts, information and statements as to management's expectations with respect to, among other things the future financial or operating performance of the Company, costs and timing of the development of the construction aggregate quarry, the timing and amount of estimated future production, costs of production, capital and operating expenditures, requirements for additional capital, government regulation of quarrying operations, environmental risks, reclamation expenses, and title disputes. Often, but not always, forward-looking statements and information can be identified by the use of words such as "may", "will", "should", "plans", "expects", "intends", "anticipates", "believes", "budget", and "scheduled" or the negative thereof or variations thereon or similar terminology. Forward-looking statements and information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that any such forward-looking statements and information are not guarantees and there can be no assurance that such statements and information will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risks and Uncertainties" in the Company's Annual Report and under the heading "Risk Factors" in the Company's Annual Information Form (AIF) in respect of its financial year-ended December 31, 2005, both of which are filed with*

*Canadian regulators on SEDAR ( www.sedar.com ). The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise. All written and oral forward-looking statements and information attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements.*

Polaris
MINERALS CORPORATION

*NEWS RELEASE*
February 20, 2007

## POLARIS STARTS PRODUCTION AT THE ORCA QUARRY

**VANCOUVER, British Columbia – Polaris Minerals Corporation (TSX:PLS) today announced that production has commenced at the Orca Sand & Gravel Quarry, near Port McNeill, British Columbia.**

Commissioning trials at the Orca Quarry have now demonstrated that the process plant supplied by Metso Minerals Canada Inc. has met the design performance criteria and consequently production has commenced to build product inventories. Customary fine tuning of the operation will be ongoing. Construction of the ship-loader is now virtually completed, in anticipation of the arrival of the first Panamax vessel, which is expected to transport Orca products to US markets, before the end of March 2007.

Herb Wilson, Polaris' Senior Vice President and Chief Operating Officer, said: "We have built, within budget and in only ten months, one of the largest and most modern sand and gravel plants in Canada, and the plant commissioning phase has now been substantially completed. This achievement is a credit to our suppliers, contractors and the team at Orca Quarry and is particularly remarkable considering the abnormally severe weather conditions experienced on the west coast during the past several months."

Construction is also advancing well at the Richmond Terminal in California, where the complex foundation work has been completed.

To view recent images of the Orca Quarry, please visit the photo gallery on Polaris' website at http://www.polarmin.com/orcasand/photogallery.php .

**Polaris Minerals Corporation** is exclusively focused on the development of quarries and the production of construction aggregates in British Columbia for marine transport to urban markets on the west coast of North America to meet growing local supply deficits.

**For further information, please contact:**

**Marco Romero, President and CEO or**

**Mike Westerlund, Director, Corporate Development**

**Polaris Minerals Corporation**

**Tel: (604) 915-5000**

**Web site: www.polarmin.com**

**Email: info@polarmin.com**

*This press release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. These statements and information appear in this document and include estimates, forecasts, information and statements as to management's expectations with respect to, among other things the future financial or operating performance of the Company, costs and timing of the development of the construction aggregate quarry, the timing and amount of estimated future production, costs of production, capital and operating expenditures, requirements for additional capital, government regulation of quarrying operations, environmental risks, reclamation expenses, and title disputes. Often, but not always, forward-looking statements and information can be identified by the use of words such as "may", "will", "should", "plans", "expects", "intends", "anticipates", "believes", "budget", and "scheduled" or the negative thereof or variations thereon or similar terminology. Forward-looking statements and information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that any such forward-looking statements and information are not guarantees and there can be no assurance that such statements and information will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risks and Uncertainties" in the Company's Annual Report and under the heading "Risk Factors" in the Company's Annual Information Form (AIF) in respect of its financial year-ended December 31, 2005, both of which are filed with Canadian regulators on SEDAR ( www.sedar.com ). The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise. All written and oral forward-looking statements and information attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements.*

# POLARIS MINERALS CORPORATION
## PRESS RELEASE

February 22, 2007

***THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.***

**POLARIS ANNOUNCES $54 MILLION BOUGHT DEAL FINANCING**

VANCOUVER, British Columbia – Polaris Minerals Corporation ("Polaris" or the "Company") (TSX:PLS) today announced that it has entered into an agreement with a syndicate of underwriters led by GMP Securities L.P. and including Canaccord Capital Corporation, CIBC World Markets Inc., Orion Securities Inc., TD Securities Inc. and Wellington West Capital Markets Inc., on a bought deal basis, to issue and sell 6 million common shares at a price of $9.00 per share for gross proceeds to the Company of $54 million. The offering is subject to the approval of the Toronto Stock Exchange and all necessary regulatory approvals. The Company has also granted the underwriters an option to purchase up to an additional 900,000 common shares at the offering price exercisable within 30 days after the closing of the offering.

The Company expects to file a preliminary short form prospectus with the securities regulatory authorities in each of the Provinces of Canada other than Quebec to qualify the common shares for distribution no later than February 27, 2007. Closing is expected on or about March 15, 2007.

The proceeds of this offering are intended to be used to retire existing debt of the Company, to advance the company's other mineral properties and port terminal strategy, as well as for working capital and general corporate purposes.

The securities being offered have not been, nor will they be, registered pursuant to the United States Securities Act of 1993, as amended. Absent U.S. registration or an appropriate exemption from U.S. registration requirements, these securities may not be offered or sold within the United States to, or for the account or benefit of, United States residents. Accordingly, this news release does not constitute an offer for sale of securities in the United States.

**Polaris Minerals Corporation** is exclusively focused on the development of quarries and the production of construction aggregates in British Columbia for marine transport to urban markets on the west coast of North America to meet growing local supply deficits.

**For further information, please contact:**

**Marco Romero, President and CEO or**

**Mike Westerlund, Director, Corporate Development**

**Polaris Minerals Corporation**

**Tel: (604) 915-5000**

**Web site: www.polarmin.com**

**Email: info@polarmin.com**

Polaris
MINERALS CORPORATION

*NEWS RELEASE*
February 22, 2007

***THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.***

**POLARIS ANNOUNCES $54 MILLION BOUGHT DEAL FINANCING**

VANCOUVER, British Columbia – Polaris Minerals Corporation ("Polaris" or the "Company") (TSX:PLS) today announced that it has entered into an agreement with a syndicate of underwriters led by GMP Securities L.P. and including Canaccord Capital Corporation, CIBC World Markets Inc., Orion Securities Inc., TD Securities Inc. and Wellington West Capital Markets Inc., on a bought deal basis, to issue and sell 6 million common shares at a price of $9.00 per share for gross proceeds to the Company of $54 million. The offering is subject to the approval of the Toronto Stock Exchange and all necessary regulatory approvals. The Company has also granted the underwriters an option to purchase up to an additional 900,000 common shares at the offering price exercisable within 30 days after the closing of the offering.

The Company expects to file a preliminary short form prospectus with the securities regulatory authorities in each of the Provinces of Canada other than Quebec to qualify the common shares for distribution no later than February 27, 2007. Closing is expected on or about March 15, 2007.

The proceeds of this offering are intended to be used to retire existing debt of the Company, to advance the company's other mineral properties and port terminal strategy, as well as for working capital and general corporate purposes.

The securities being offered have not been, nor will they be, registered pursuant to the United States Securities Act of 1993, as amended. Absent U.S. registration or an appropriate exemption from U.S. registration requirements, these securities may not be offered or sold within the United States to, or for the account or benefit of, United States residents. Accordingly, this news release does not constitute an offer for sale of securities in the United States.

**Polaris Minerals Corporation** is exclusively focused on the development of quarries and the production of construction aggregates in British Columbia for marine transport to urban markets on the west coast of North America to meet growing local supply deficits.

**For further information, please contact:**

**Marco Romero, President and CEO or**

**Mike Westerlund, Director, Corporate Development**

**Polaris Minerals Corporation**

**Tel: (604) 915-5000**

**Web site: www.polarmin.com**

**Email: info@polarmin.com**

*This press release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. These statements and information appear in this document and include estimates, forecasts, information and statements as to management's expectations with respect to, among other things the future financial or operating performance of the Company, costs and timing of the development of the construction aggregate quarry, the timing and amount of estimated future production, costs of production, capital and operating expenditures, requirements for additional capital, government regulation of quarrying operations, environmental risks, reclamation expenses, and title disputes. Often, but not always, forward-looking statements and information can be identified by the use of words such as "may", "will", "should", "plans", "expects", "intends", "anticipates", "believes", "budget", and "scheduled" or the negative thereof or variations thereon or similar terminology. Forward-looking statements and information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that any such forward-looking statements and information are not guarantees and there can be no assurance that such statements and information will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risks and Uncertainties" in the Company's Annual Report and under the heading "Risk Factors" in the Company's Annual Information Form (AIF) in respect of its financial year-ended December 31, 2005, both of which are filed with Canadian regulators on SEDAR (www.sedar.com). The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise. All written and oral forward-looking statements and information attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements.*

Polaris MINERALS CORPORATION

***NEWS RELEASE***

February 23, 2007

**POLARIS STAKES NEW SAND AND GRAVEL DEPOSIT**

**VANCOUVER, British Columbia – Polaris Minerals Corporation (TSX:PLS) today announced that it has applied for a license of occupation covering a promising sand and gravel deposit on northern Vancouver Island, B.C.**

The Cougar deposit is located on the shores of Rupert Inlet, a navigable waterway, across the inlet from the former Island Copper Mine. The deposit is approximately 19 kilometres west of the Orca Quarry and 19 kilometres south of the town of Port Hardy. The area is easily accessible by road and electrical power is available nearby.

Initial geological mapping indicates that the site is overlain with extensive sand and gravel deposition. Preliminary observations suggest that this sand and gravel is similar in nature to that found at the Orca Quarry.

The company believes the Cougar deposit has the potential to become a source of sand and gravel, and plans to initiate a quantitative and qualitative assessment of this deposit in the summer of 2007. In keeping with the company's practice, Polaris will conduct a thorough consultative process with local First Nations and communities before advancing with this project.

**Polaris Minerals Corporation** is exclusively focused on the development of quarries and the production of construction aggregates in British Columbia for marine transport to urban markets on the west coast of North America to meet growing local supply deficits.

**For further information, please contact:**
**Marco Romero, President and CEO or**
**Mike Westerlund, Director, Corporate Development**
**Polaris Minerals Corporation**
**Tel: (604) 915-5000**
**Web site: www.polarmin.com**
**Email: info@polarmin.com**

*This press release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. These statements and information appear in this document and include estimates, forecasts, information and statements as to management's expectations with respect to, among other things the future financial or operating performance of the Company, costs and timing of the development of the construction aggregate quarry, the timing and amount of estimated future production, costs of production, capital and operating expenditures, requirements for additional capital, government regulation of quarrying operations, environmental risks, reclamation expenses, and title disputes. Often, but not always, forward-looking statements and information can be identified by the use of words such as "may", "will", "should", "plans", "expects", "intends", "anticipates", "believes", "budget", and "scheduled" or the negative thereof or variations thereon or similar terminology. Forward-looking statements and information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that any such forward-looking statements and information are not guarantees and there can be no assurance that such statements and information will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risks and Uncertainties" in the Company's Annual Report and under the heading "Risk Factors" in the Company's Annual Information Form (AIF) in respect of its financial year-ended December 31, 2005, both of which are filed with Canadian regulators on SEDAR ( www.sedar.com ). The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise. All written and oral forward-looking statements and information attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements.*

Polaris
MINERALS CORPORATION

*NEWS RELEASE*
February 23, 2007

***THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.***

## POLARIS ANNOUNCES EXTENSION OF BOUGHT DEAL OFFERING INTO QUEBEC

VANCOUVER, British Columbia – Polaris Minerals Corporation ("Polaris" or the "Company") (TSX:PLS) announced further to its press release issued February 22, 2007, with respect to its $54 million bought deal financing, that the Company and the syndicate of underwriters have agreed to extend the offering into the Province of Quebec. The Company expects to file a preliminary short form prospectus with the securities regulatory authorities in each of the Provinces of Canada to qualify the common shares for distribution no later than February 27, 2007.

**Polaris Minerals Corporation** is exclusively focused on the development of quarries and the production of construction aggregates in British Columbia for marine transport to urban markets on the west coast of North America to meet growing local supply deficits.

**For further information, please contact:**
**Marco Romero, President and CEO or**
**Mike Westerlund, Director, Corporate Development**
**Polaris Minerals Corporation**
**Tel: (604) 915-5000**
**Web site: www.polarmin.com**
**Email: info@polarmin.com**

*This press release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. These statements and information appear in this document and include estimates, forecasts, information and statements as to management's expectations with respect to, among other things the future financial or operating performance of the Company, costs and timing of the development of the construction aggregate quarry, the timing and amount of estimated future production, costs of production, capital and operating expenditures, requirements for additional capital, government regulation of quarrying operations, environmental risks, reclamation expenses, and title disputes. Often, but not always, forward-looking statements and information can be identified by the use of words such as "may", "will", "should", "plans", "expects", "intends", "anticipates", "believes", "budget", and "scheduled" or the negative thereof or variations thereon or similar terminology. Forward-looking statements and information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that any such forward-looking statements and information are not guarantees and there can be no assurance that such statements and information will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risks and Uncertainties" in the Company's Annual Report and under the heading "Risk Factors" in the Company's Annual Information Form (AIF) in respect of its financial year-ended December 31, 2005, both of which are filed with Canadian regulators on SEDAR (www.sedar.com). The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise. All written and oral forward-looking statements and information attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements.*

RECEIVED
2007 MAY -2 A 7:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Polaris
MINERALS CORPORATION

*NEWS RELEASE*
March 15, 2007

***THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.***

**POLARIS ANNOUNCES CLOSING OF PUBLIC OFFERING**

VANCOUVER, British Columbia – Polaris Minerals Corporation ("Polaris" or the "Company") (TSX:PLS) is pleased to announce that it has closed its previously announced public offering of 6 million common shares of the Company at the purchase price of $9.00 per share for aggregate gross proceeds to the Company of $54 million (the "Offering"). A syndicate of underwriters led by GMP Securities L.P. and including Canaccord Capital Corporation, CIBC World Markets Inc., Orion Securities Inc., TD Securities Inc. and Wellington West Capital Markets Inc. (collectively, the "Underwriters") acted as underwriters in connection with the Offering.

Polaris has granted to the Underwriters an over-allotment option, exercisable at any time, in whole or in part, for a period of 30 days following the closing of the Offering, to purchase up to an additional 900,000 common shares of the Company at a price of $9.00 per share. If the Underwriters fully exercise the over-allotment option, Polaris will receive additional gross proceeds of $8,100,000.

The Company plans to use the net proceeds of the Offering to retire existing debt of the Company, to advance the Company's mineral properties, to advance the Company's port terminal strategy in the Company's target markets and for general corporate purposes.

The securities being offered have not been, nor will they be, registered pursuant to the United States Securities Act of 1993, as amended. Absent U.S. registration or an appropriate exemption from U.S. registration requirements, these securities may not be offered or sold within the United States to, or for the account or benefit of, United States residents. Accordingly, this news release does not constitute an offer for sale of securities in the United States.

**Polaris Minerals Corporation** is exclusively focused on the development of quarries and the production of construction aggregates in British Columbia for marine transport to urban markets on the west coast of North America to meet growing local supply deficits.

**For further information, please contact:**


**Marco Romero, President and CEO or**

**Mike Westerlund, Director, Corporate Development**

**Polaris Minerals Corporation**

**Tel: (604) 915-5000**

**Web site: www.polarmin.com**

**Email: info@polarmin.com**


*This press release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. These statements and information appear in this document and include estimates, forecasts, information and statements as to management's expectations with respect to, among other things the future financial or operating performance of the Company, costs and timing of the development of the construction aggregate quarry, the timing*

*and amount of estimated future production, costs of production, capital and operating expenditures, requirements for additional capital, government regulation of quarrying operations, environmental risks, reclamation expenses, and title disputes. Often, but not always, forward-looking statements and information can be identified by the use of words such as "may", "will", "should", "plans", "expects", "intends", "anticipates", "believes", "budget", and "scheduled" or the negative thereof or variations thereon or similar terminology. Forward-looking statements and information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that any such forward-looking statements and information are not guarantees and there can be no assurance that such statements and information will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risks and Uncertainties" in the Company's Annual Report and under the heading "Risk Factors" in the Company's Annual Information Form (AIF) in respect of its financial year-ended December 31, 2005, both of which are filed with Canadian regulators on SEDAR (www.sedar.com). The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise. All written and oral forward-looking statements and information attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements.*

Polaris MINERALS CORPORATION



***NEWS RELEASE***
March 26, 2007

***THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.***

## POLARIS ANNOUNCES CLOSING OF OVER-ALLOTMENT OPTION

VANCOUVER, British Columbia – Polaris Minerals Corporation ("Polaris" or the "Company") (TSX:PLS) is pleased to announce that it has closed the over-allotment option previously granted to the syndicate of underwriters led by GMP Securities L.P. and including Canaccord Capital Corporation, CIBC World Markets Inc., Orion Securities Inc., TD Securities Inc. and Wellington West Capital Markets Inc. (collectively, the "Underwriters"). Pursuant to the over-allotment option, the Underwriters elected to purchase an additional 900,000 common shares of the Company at a price of $9.00 per share for additional gross proceeds of $8,100,000.

The over-allotment option was made available as part of the bought deal financing announced on February 22, 2007. In total, the company has issued 6,900,000 common shares of the Company pursuant to this offering for total gross proceeds of $62,100,000 to the Company.

The Company plans to use the net proceeds of this offering to retire existing debt of the Company, to advance the Company's mineral properties, to advance the Company's port terminal strategy in the Company's target markets and for general corporate purposes.

The securities being offered have not been, nor will they be, registered pursuant to the United States Securities Act of 1993, as amended. Absent U.S. registration or an appropriate exemption from U.S. registration requirements, these securities may not be offered or sold within the United States to, or for the account or benefit of, United States residents. Accordingly, this news release does not constitute an offer for sale of securities in the United States.

**Polaris Minerals Corporation** is exclusively focused on the development of quarries and the production of construction aggregates in British Columbia for marine transport to urban markets on the west coast of North America to meet growing local supply deficits.

**For further information, please contact:**

**Marco Romero, President and CEO or**
**Mike Westerlund, Director, Corporate Development**
**Polaris Minerals Corporation**
**Tel: (604) 915-5000**
**Web site: www.polarmin.com**
**Email: info@polarmin.com**

*This press release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. These statements and information appear in this document and include estimates, forecasts, information and statements as to management's expectations with respect to, among other things the future financial or operating performance of the Company, costs and timing of the development of the construction aggregate quarry, the timing and amount of estimated future production, costs of production, capital and operating expenditures, requirements for additional capital, government regulation of quarrying operations, environmental risks, reclamation expenses, and title disputes. Often, but not always, forward-looking statements and information can be identified by the use of words such as*

*"may", "will", "should", "plans", "expects", "intends", "anticipates", "believes", "budget", and "scheduled" or the negative thereof or variations thereon or similar terminology. Forward-looking statements and information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that any such forward-looking statements and information are not guarantees and there can be no assurance that such statements and information will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risks and Uncertainties" in the Company's Annual Report and under the heading "Risk Factors" in the Company's Annual Information Form (AIF) in respect of its financial year-ended December 31, 2005, both of which are filed with Canadian regulators on SEDAR (www.sedar.com). The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise. All written and oral forward-looking statements and information attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements.*

Polaris MINERALS CORPORATION

***NEWS RELEASE***
March 28, 2007

**POLARIS ANNOUNCES FIRST SHIPPING AND SALES FROM THE ORCA QUARRY**

**VANCOUVER, British Columbia – Polaris Minerals Corporation (TSX:PLS) is pleased to announce that the first Panamax-class bulk freighter will begin loading at the Orca Quarry on March 31, 2007 for shipment to San Francisco Bay. This announcement complements the first load of sand and gravel sold from the Orca Quarry, shipped by barge to the Vancouver area on March 22, 2007.**

The CSL Acadian, a new generation 79,000 ton capacity self-discharging vessel operated by CSL International Inc., will begin loading at Orca Quarry on March 31, 2007 and is expected to arrive in San Francisco Bay, on April 3, 2007. After anchoring at common anchorage #9, the ship will be met by a fleet of barges operated by, and on behalf of, Shamrock Materials, Inc. The ship will off-load approximately 33,000 tons of sand and gravel into the barges, which will be towed to Shamrock's receiving terminal, located on the Petaluma River at Petaluma. Shamrock is a leading San Francisco Bay Area ready-mix concrete producer, and has a long term, exclusive supply and distribution agreement for Orca Quarry products within the Northern Bay area.

Mr. Marco Romero, President and CEO of Polaris, said: "I am pleased to announce the commencement of shipments of sand and gravel from the Orca Quarry to California. It is fitting that this shipment will meet the requirements of our first customer, Shamrock Materials, which has been a supporter of our business plan since 2005. Shamrock has invested in an extremely efficient marine terminal dedicated to receiving sand and gravel from the Orca Quarry for decades to come. With each shipment of our high quality materials, we will be repaying that trust."

After lightering onto Shamrock's barges, the partially-laden vessel will proceed to another customer's terminal in the Bay Area to off-load the remainder of its cargo.

Mr. Romero continued: "While our initial business plan was built around shipping construction aggregates into California using Panamax vessels, we are pleased to have commenced deliveries to our first customer in the Vancouver ready-mix concrete market. On March 22 we loaded sand and gravel into our customer's barges, which were the first sales under a five-year supply agreement."

To view recent images of the barges loading, please visit the photo gallery on Polaris' website at http://www.polarmin.com/photogallery/orcasand_mar07B/orcasand_mar07B.php .

**Polaris Minerals Corporation** is exclusively focused on the development of quarries and the production of construction aggregates in British Columbia for marine transport to urban markets on the west coast of North America to meet growing local supply deficits.

**For further information, please contact:**
**Marco Romero, President & CEO or**
**Mike Westerlund, Director, Corporate Development**
**Polaris Minerals Corporation**
**Tel: (604) 915-5000**
**Web site: www.polarmin.com**
**Email: info@polarmin.com**

*This press release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. These statements and information appear in this document and include estimates, forecasts, information and statements as to management's expectations with respect to, among other things the future financial or operating performance of the Company, costs and timing of the development of the construction aggregate quarry, the timing and amount of estimated future production, costs of production, capital and operating expenditures, requirements for additional capital, government regulation of quarrying operations, environmental risks, reclamation expenses, and title disputes. Often, but not always, forward-looking statements and information can be identified by the use of words such as "may", "will", "should", "plans", "expects", "intends", "anticipates", "believes", "budget", and "scheduled" or the negative thereof or variations thereon or similar terminology. Forward-looking statements and information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that any such forward-looking statements and information are not guarantees and there can be no assurance that such statements and information will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risks and Uncertainties" in the Company's Annual Report and under the heading "Risk Factors" in the Company's Annual Information Form (AIF) in respect of its financial year-ended December 31, 2005, both of which are filed with Canadian regulators on SEDAR ( www.sedar.com ). The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise. All written and oral forward-looking statements and information attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements.*

Polaris MINERALS CORPORATION

*NEWS RELEASE*

RECEIVED

2007 MAY -2 A 7:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 2, 2007

**POLARIS ANNOUNCES 2006 YEAR END RESULTS AND CONFERENCE CALL**

**VANCOUVER, British Columbia – Polaris Minerals Corporation (TSX:PLS) today reported financial results for the year ended December 31, 2006. As of December 31, 2006, the Company had working capital of $37.9 million, including cash of $49.4 million, compared to working capital of $189,000 and cash of $1.2 million for the year ended December 31, 2005.**

**Financial Results**

Polaris' principal assets were under construction and, therefore, the Company had no operating revenues in the period. A loss of $3.8 million ($0.13 per share) was incurred for the year ended December 31, 2006, compared to a loss of $3.4 million ($0.27 per share) for the period ended December 31, 2005.

During the year ended December 31, 2006, the Company capitalized $54.9 million to the Orca Quarry and $15.3 million to the Richmond Terminal, compared with $2.8 million and $467,000 respectively in the corresponding period ended December 31, 2005.

This financial summary should be read in conjunction with the Company's December 31, 2006 audited consolidated financial statements and Management's Discussion and Analysis, both of which will be available on www.sedar.com.

**2006 Highlights**

The Company substantially completed construction at the Orca Quarry in 2006, paving the way for production and shipments to commence during the first quarter of 2007. One of the most significant achievements during the fourth quarter was the installation of the 340 tonne Quadrant Beam Shiploader. These achievements were particularly noteworthy considering the abnormally severe weather experienced on the west coast of British Columbia during the past winter.

At the Richmond Terminal, ground preparation and foundation work was completed and construction of the terminal facilities is underway. Construction is expected to be completed in the summer of 2007. The redesign of the terminal is anticipated to result in savings of US$9.1 million, compared with original estimates.

Polaris received two prestigious awards in the past six months for excellent social and environmental sustainability practices: The 2006 Mining and Sustainability Award from the Mining Association of B.C. and the e3 Environmental Excellence in Exploration award from the Prospectors and Developers Association.

Images of the Orca Quarry site, as well as construction progress at the Richmond Terminal, are being updated regularly at http://www.polarmin.com/orcasand/photogallery.php.

**Conference Call**

The Company will host a conference call at 10:00 am PT on Wednesday, April 11, 2007. Investors and other interested parties may access the teleconference live by calling 800-732-9303 or 416-644-3417 in North America or internationally and 00 800 0000 2288 from the United Kingdom.

A live webcast of the conference call will be available through the link below:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1751640

The webcast will be archived for 90 days following the call.

The conference call will be recorded and available for replay at 12:00 pm PT and will be available until April 30, 2007. In North America dial 877-289-8525, and for international calls, dial 1-416-640-1917. The access code to hear the recording is 21221077#.

**Polaris Minerals Corporation** is exclusively focused on the development of quarries and the production of construction aggregates in British Columbia for marine transport to urban markets on the west coast of North America to meet growing local supply deficits.

**For further information, please contact:**

**Marco Romero, President & CEO or**
**Mike Westerlund, Director, Corporate Development**
**Polaris Minerals Corporation**
**Tel: (604) 915-5000**
**info@polarmin.com**

*This press release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. These statements and information appear in this document and include estimates, forecasts, information and statements as to management's expectations with respect to, among other things the future financial or operating performance of the Company, costs and timing of the development of the construction aggregate quarry, the timing and amount of estimated future production, costs of production, capital and operating expenditures, requirements for additional capital, government regulation of quarrying operations, environmental risks, reclamation expenses, and title disputes. Often, but not always, forward-looking statements and information can be identified by the use of words such as "may", "will", "should", "plans", "expects", "intends", "anticipates", "believes", "budget", and "scheduled" or the negative thereof or variations thereon or similar terminology. Forward-looking statements and information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that any such forward-looking statements and information are not guarantees and there can be no assurance that such statements and information will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risks and Uncertainties" in the Company's Annual Report and under the heading "Risk Factors" in the Company's Annual Information Form (AIF) in respect of its financial year-ended December 31, 2006, both of which are filed with Canadian regulators on SEDAR (www.sedar.com). The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise. All written and oral forward-looking statements and information attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements.*

Polaris
MINERALS CORPORATION

*NEWS RELEASE*
April 16, 2007

**POLARIS ANNOUNCES REPAYMENT OF LONG TERM DEBT**

**VANCOUVER, British Columbia – Polaris Minerals Corporation (TSX:PLS) is pleased to announce that it has repaid the US$31 million long term debt held by Ingalls and Snyder LLC.**

The US$31 million debt facility, drawn down in 2006 to facilitate construction of the Richmond California terminal, was repaid without penalty using proceeds from the recently completed equity financing. Further, in conjunction with the Company's first sale of construction aggregates in California, and in accordance with the terms of the debt agreement, the Company will grant Ingalls and Snyder a total of 2,153,846 warrants, each warrant being exercisable into one common share at $4.80 until November 30, 2010.

Marco Romero, Polaris President and CEO said: "With the repayment of our long term debt, Polaris is now virtually debt-free. We have eliminated a major interest expense, strengthened our balance sheet, and positioned ourselves for our next phase of growth."

**Polaris Minerals Corporation** is exclusively focused on the development of quarries and the production of construction aggregates in British Columbia for marine transport to urban markets on the west coast of North America to meet growing local supply deficits.

**For further information, please contact:**
**Marco Romero, President & CEO or**
**Mike Westerlund, Director, Corporate Development**
**Polaris Minerals Corporation**
**Tel: (604) 915-5000**
**Web site: www.polarmin.com**
**Email: info@polarmin.com**

*This press release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. These statements and information appear in this document and include estimates, forecasts, information and statements as to management's expectations with respect to, among other things the future financial or operating performance of the Company, costs and timing of the development of the construction aggregate quarry, the timing and amount of estimated future production, costs of production, capital and operating expenditures, requirements for additional capital, government regulation of quarrying operations, environmental risks, reclamation expenses, and title disputes. Often, but not always, forward-looking statements and information can be identified by the use of words such as "may", "will", "should", "plans", "expects", "intends", "anticipates", "believes", "budget", and "scheduled" or the negative thereof or variations thereon or similar terminology. Forward-looking statements and information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that any such forward-looking statements and information are not guarantees and there can be no assurance that such statements and information will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risks and Uncertainties" in the Company's Annual Report and under the heading "Risk Factors" in the Company's Annual Information Form (AIF) in respect of its financial year-ended December 31, 2005, both of which are filed with Canadian regulators on SEDAR ( www.sedar.com ). The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise. All written and oral forward-looking statements and information attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements.*

**Polaris**
MINERALS CORPORATION

*NEWS RELEASE*
April 17, 2007

## POLARIS WINS B.C. SAFETY AWARD FOR ZERO LOST-TIME ACCIDENTS IN 2006

**VANCOUVER, British Columbia – Polaris Minerals Corporation (TSX:PLS) is pleased to announce that its subsidiary company, Orca Sand & Gravel Ltd., has been selected by the B.C. Ministry of Energy, Mines and Petroleum Resources as a recipient of the prestigious 2006 Stewart O'Brian Safety Award.**

The award was presented by Kevin Krueger, Minister of State for Mining, during the annual Mine Safety Awards held in Victoria on April 16, 2007. Each year, the Stewart O'Brian Safety Award is granted to operations with the lowest injury frequency rate in B.C. The Orca Quarry, located near Port McNeill, B.C. had zero lost-time accidents during its construction in 2006 while accumulating more than 100,000 worker hours.

Herb Wilson, Polaris' Senior Vice President and COO said: "Since the very beginning of this project we have made safety our number one priority, and we are extremely pleased to have completed the construction of the Orca Quarry without a lost-time accident. To have achieved this, with a mix of employees and contractors that over the ten and a half month construction schedule often numbered more than 100 people, is a testament to the quality and professionalism of the team at the Orca Quarry."

**Polaris Minerals Corporation** is exclusively focused on the development of quarries and the production of construction aggregates in British Columbia for marine transport to urban markets on the west coast of North America to meet growing local supply deficits.

**For further information, please contact:**
**Marco Romero, President & CEO or**
**Mike Westerlund, Director, Corporate Development**
**Polaris Minerals Corporation**
**Tel: (604) 915-5000**
**Web site: www.polarmin.com**
**Email: info@polarmin.com**

*This press release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. These statements and information appear in this document and include estimates, forecasts, information and statements as to management's expectations with respect to, among other things the future financial or operating performance of the Company, costs and timing of the development of the construction aggregate quarry, the timing and amount of estimated future production, costs of production, capital and operating expenditures, requirements for additional capital, government regulation of quarrying operations, environmental risks, reclamation expenses, and title disputes. Often, but not always, forward-looking statements and information can be identified by the use of words such as "may", "will", "should", "plans", "expects", "intends", "anticipates", "believes", "budget", and "scheduled" or the negative thereof or variations thereon or similar terminology. Forward-looking statements and information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that any such forward-looking statements and information are not guarantees and there can be no assurance that such statements and information will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risks and Uncertainties" in the Company's Annual Report and under the heading "Risk Factors" in the Company's Annual Information Form (AIF) in respect of its financial year-ended December 31, 2005, both of which are filed with Canadian regulators on SEDAR ( www.sedar.com ). The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise. All written and oral forward-looking statements and information attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements.*

10

**Form 51-102F3**
**Material Change Report**

*Item 1. Name and Address of Company*

Polaris Minerals Corporation ("Polaris" or the "Company")
Suite 1780, 999 West Hastings Street
Vancouver, British Columbia V6C 2W2

*Item 2. Date of Material Change*

January 10, 2006.

*Item 3. News Release*

The news release was issued at Vancouver, B.C. on January 10, 2006 and disseminated via Canada NewsWire.

*Item 4. Summary of Material Change*

On January 10, 2006, the Company announced that it has completed an Initial Public Offering of 15,628,185 common shares at a price of CDN$4.80 per share for total gross proceeds of CDN$75,015,288.

*Item 5. Full Description of Material Change*

Polaris announced that it has complete an Initial Public Offering of 15,628,185 common shares at a price of CDN$4.80 per share for total gross proceeds of CDN$75,015,288. The amount includes the exercise of an option granted to the syndicate of agents of the offering, led by GMP Securities L.P., and including Canaccord Capital Corporation, Dundee Securities Corporation, Orion Securities Inc., TD Securities Inc., and Wellington West Capital Markets Inc. (collectively, the "Agents"), whereby the Agents purchased 2,086,185 common shares at a price of CDN$4.80 per share.

Polaris also granted the Agents an over-allotment option exercisable within 30 days following closing to purchase up to an additional 1,875,000 common shares at a price of CDN$4.80 per share for additional gross proceeds of up to CDN$9,000,000.

Polaris' common shares will commence trading on the Toronto Stock Exchange under the symbol "PLS" effective January 10, 2006.

The Company also announced that it has closed the debt financing with Ingalls & Snyder Value Partners, L.P., as senior lender and administrative agent, Ingalls & Snyder, LLC, as collateral agent, and a group of accredited investors arranged by Ingalls & Snyder, LLC, (collectively, the "Lenders") pursuant to the credit agreement entered into between the Lenders and the Company dated November 30, 2005. Under this debt financing, the Lenders have agreed to extend credit to the Company in an aggregated principal amount of up to US$47 million.

Polaris is a British Columbia company headquartered in Vancouver, B.C. The Company is exclusively focused on the emerging trade of marine exports of construction aggregates from its coastal properties located on Vancouver Island, British Columbia, Canada, to the coastal urban markets on the west coast of North America, primarily in California.

This material change report does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United

States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

***Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102***

Not applicable.

***Item 7. Omitted Information***

No significant facts remain confidential and no information has been omitted in this report.

***Item 8. Executive Officer***

| | |
|---|---|
| **Name of Executive Officer:** | Harry Sutherland<br>Chief Financial Officer |
| **Telephone Number:** | 604 915 5000 |

***Item 9. Date of Report***

January 13, 2006.

*"Harry Sutherland"*

Signature

Harry Sutherland
Chief Financial Officer

Name and Position of Signatory

11

**Form 51-102F3**
**Material Change Report**

***Item 1. Name and Address of Company***

Polaris Minerals Corporation ("Polaris" or the "Company")
Suite 1780, 999 West Hastings Street
Vancouver, British Columbia V6C 2W2

***Item 2. Date of Material Change***

February 2, 2006.

***Item 3. News Release***

The news release was issued at Vancouver, B.C. on February 2, 2006 and disseminated via Canada NewsWire.

***Item 4. Summary of Material Change***

The Company announced that it received notice from GMP Securities L.P, on January 31, 2006, that the syndicate of agents had elected to purchase one million common shares at $4.80 per share pursuant to the Over-Allotment Option granted to the agents in connection with Polaris' Initial Public Offering that closed on January 10, 2006. The purchase closed on February 2, 2006.

***Item 5. Full Description of Material Change***

Polaris announced that on January 31, 2006, notice was received from GMP Securities L.P that the syndicate of agents had elected to purchase one million common shares at $4.80 per share pursuant to the Over-Allotment Option granted to the agents in connection with Polaris' Initial Public Offering that closed on January 10, 2006. The purchase closed on February 2, 2006 and, as a result, Polaris has now sold a total of 16,628,185 common shares pursuant to that offering for gross proceeds of $79,815,288.

Polaris also announced that it has elected to permanently reduce the draw down amount available under its Tranche B loan facility to US$10 million. This reduction by US$16 million will also reduce the Tranche B loan fee from 3,000,000 warrants to 1,153,846 warrants. This election is made pursuant to the terms of the Credit Agreement between the Company and Ingalls & Snyder, LLC, as collateral agent, and a group of accredited investors arranged by Ingalls & Snyder, LLC dated as of November 30, 2005. Following this election, the total amount available to the Company under its Tranche A and Tranche B term loan facilities is US$31 million.

The reduction of the loan facility was principally due to the success of the Company's IPO. In addition, the Company expects to secure capital cost savings through the redesign of the planned Richmond Terminal in San Francisco.

*Certain of the statements contained in this material change report contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company does not expect to update any forward-looking statements as conditions change. Investors are referred to the discussion of the risk factors associated with the Company's business contained in the Company's Final Prospectus dated December 21, 2005 and filed with Canadian securities regulatory authorities and available on SEDAR.*

*Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102*

Not applicable.

*Item 7. Omitted Information*

No significant facts remain confidential and no information has been omitted in this report.

*Item 8. Executive Officer*

| | |
|---|---|
| **Name of Executive Officer:** | Harry Sutherland<br>Chief Financial Officer |
| **Telephone Number:** | 604 915 5000 |

*Item 9. Date of Report*

February 3, 2006.

*"Harry Sutherland"*

Signature

Harry Sutherland
Chief Financial Officer

Name and Position of Signatory

12

**Form 51-102F3**
**Material Change Report**

***Item 1. Name and Address of Company***

Polaris Minerals Corporation ("Polaris" or the "Company")
Suite 1780, 999 West Hastings Street
Vancouver, British Columbia V6C 2W2

***Item 2. Date of Material Change***

February 20, 2007

***Item 3. News Release***

The news release was issued at Vancouver, B.C. on February 20, 2007 and disseminated via Canada NewsWire.

***Item 4. Summary of Material Change***

The Company announced that production has commenced at the Orca Sand & Gravel Quarry, near Port McNeill, British Columbia.

***Item 5. Full Description of Material Change***

***5.1 Full Description of Material Change***

The Company announced that production commenced at the Orca Sand & Gravel Quarry, near Port McNeill, British Columbia on February 20, 2007.

Commissioning trials at the Orca Quarry have now demonstrated that the process plant supplied by Metso Minerals Canada Inc. has met the design performance criteria and consequently production has commenced to build product inventories. Customary fine tuning of the operation will be ongoing. Construction of the ship-loader is now virtually completed, in anticipation of the arrival of the first Panamax vessel, which is expected to transport Orca products to US markets before the end of March 2007.

The Company also announced that construction is advancing well at the Richmond Terminal in California, where the complex foundation work has been completed.

***5.2 Disclosure for Restructuring Transactions***

Not applicable.

***Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102***

Not applicable.

***Item 7. Omitted Information***

No significant facts remain confidential and no information has been omitted in this report.

***Item 8. Executive Officer***

| | |
|---|---|
| **Name of Executive Officer**: | Marco Romero<br>President and Chief Executive Officer |
| **Telephone Number**: | 604 915 5000 |

***Item 9. Date of Report***

February 22, 2007.

13

**Form 51-102F3**
**Material Change Report**

*Item 1. Name and Address of Company*

Polaris Minerals Corporation ("Polaris" or the "Company")
Suite 1780, 999 West Hastings Street
Vancouver, British Columbia V6C 2W2

*Item 2. Date of Material Change*

February 22 and 23, 2007

*Item 3. News Release*

Three news releases were issued at Vancouver, B.C. on February 22 and 23, 2007 and disseminated via Canada NewsWire.

*Item 4. Summary of Material Change*

On February 22, the Company announced that it has entered into an agreement with a syndicate of underwriters led by GMP Securities L.P. and including Canaccord Capital Corporation, CIBC World Markets Inc., Orion Securities Inc., TD Securities Inc. and Wellington West Capital Markets Inc., on a bought deal basis, to issue and sell 6 million common shares at a price of $9.00 per share for gross proceeds to the Company of $54 million.

In the first news release issued on February 23 news release, the Company announced that has applied for a license of occupation with respect to a sand and gravel deposit on northern Vancouver Island, BC.

In the second news release issued on February 23, the Company announced the extension of its Bought Deal into Quebec.

*Item 5. Full Description of Material Change*

*5.1 Full Description of Material Change*

Polaris Minerals Corporation ("Polaris" or the "Company") announced February 22, 2007 that it has entered into an agreement with a syndicate of underwriters led by GMP Securities L.P. and including Canaccord Capital Corporation, CIBC World Markets Inc., Orion Securities Inc., TD Securities Inc. and Wellington West Capital Markets Inc., on a bought deal basis, to issue and sell 6 million common shares at a price of $9.00 per share for gross proceeds to the Company of $54 million. The offering is subject to the approval of the Toronto Stock Exchange and all necessary regulatory approvals. The Company has also granted the underwriters an option to purchase up to an additional 900,000 common shares at the offering price exercisable within 30 days after the closing of the offering.

The Company expects to file a preliminary short form prospectus with the securities regulatory authorities in each of the Provinces of Canada to qualify the common shares for distribution no later than February 27, 2007. Closing is expected on or about March 15, 2007.

The proceeds of this offering are intended to be used to retire existing debt of the Company, to advance the Company's other mineral properties and port terminal strategy, as well as for working capital and general corporate purposes.

The securities being offered have not been, nor will they be registered pursuant to the United States Securities Act of 1993, as amended.

In the first news release issued on February 23, 2007, the Company announced that it has applied for a license of occupation covering a promising sand and gravel deposit on northern Vancouver Island, B.C.

The Cougar deposit is located on the shores of Rupert Inlet, a navigable waterway, across the inlet from the former Island Copper Mine. The deposit is approximately 19 kilometres west of the Orca Quarry and 19 kilometres south of the town of Port Hardy. The area is easily accessible by road and electrical power is available nearby.

Initial geological mapping indicates that the site is overlain with extensive sand and gravel deposition. Preliminary observations suggest that this sand and gravel is similar in nature to that found at the Orca Quarry.

The Company believes the Cougar deposit has the potential to become a source of sand and gravel, and plans to initiate a quantitative and qualitative assessment of this deposit in the summer of 2007. In keeping with the Company's practice, Polaris will conduct a thorough consultative process with local First Nations and communities before advancing with this project.

In its second news release on February 23, 2007, the Company announced that further to its press release issued February 22, 2007 with respect to its $54 million bought deal financing, that the Company and the syndicate of underwriters have agreed to extend the offering into the Province of Quebec. The Company expects to file a preliminary short form prospectus with the securities regulatory authorities in each of the Provinces of Canada to qualify the common shares for distribution no later than February 27, 2007.

### *5.2 Disclosure for Restructuring Transactions*

Not applicable.

### *Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102*

Not applicable.

### *Item 7. Omitted Information*

No significant facts remain confidential and no information has been omitted in this report.

### *Item 8. Executive Officer*

**Name of Executive Officer**: Marco Romero
President and Chief Executive Officer

**Telephone Number**: 604 915 5000

### *Item 9. Date of Report*

February 26, 2007.

14

**Form 51-102F3**
**Material Change Report**

*Item 1. Name and Address of Company*

Polaris Minerals Corporation ("Polaris" or the "Company")
Suite 1780, 999 West Hastings Street
Vancouver, British Columbia V6C 2W2

*Item 2. Date of Material Change*

March 15 and 26, 2007

*Item 3. News Release*

The news releases were issued at Vancouver, B.C. on March 15 and 26, 2007 and disseminated via Canada NewsWire.

*Item 4. Summary of Material Change*

On March 15, the Company announced that it closed its previously announced public offering of 6 million common shares of the Company at the purchase price of $9.00 per share for aggregate gross proceeds to the Company of $54 million (the "Offering"). On March 26, the Company announced that it closed the over-allotment option previously granted to the syndicate of underwriters led by GMP Securities L.P. and including Canaccord Capital Corporation, CIBC World Markets Inc., Orion Securities Inc., TD Securities Inc. and Wellington West Capital Markets Inc. (collectively, the "Underwriters").

*Item 5. Full Description of Material Change*

*5.1 Full Description of Material Change*

The Company announced on March 15, 2007 that it closed its previously announced public offering of 6 million common shares of the Company at the purchase price of $9.00 per share for aggregate gross proceeds to the Company of $54 million (the "Offering"). A syndicate of underwriters led by GMP Securities L.P. and including Canaccord Capital Corporation, CIBC World Markets Inc., Orion Securities Inc., TD Securities Inc. and Wellington West Capital Markets Inc. (collectively, the "Underwriters") acted as underwriters in connection with the Offering.

Polaris granted the Underwriters an over-allotment option, exercisable at any time, in whole or in part, for a period of 30 days following the closing of the Offering, to purchase up to an additional 900,000 common shares of the Company at a price of $9.00 per share which the Underwriters exercised on March 26 for additional gross proceeds of $8,100,000 to Polaris.

In total, the Company has issued 6,900,000 common shares of the Company pursuant to the Offering for total gross proceeds of $62,100,000 to the Company.

The Company plans to use the net proceeds of the Offering to retire existing debt of the Company, to advance the Company's mineral properties, to advance the Company's port terminal strategy in the Company's target markets and for general corporate purposes.

*5.2 Disclosure for Restructuring Transactions*

Not applicable.

***Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102***

Not applicable.

***Item 7. Omitted Information***

No significant facts remain confidential and no information has been omitted in this report.

***Item 8. Executive Officer***

| | |
|---|---|
| **Name of Executive Officer:** | Marco Romero<br>President and Chief Executive Officer |
| **Telephone Number:** | 604 915 5000 |

***Item 9. Date of Report***

March 26, 2007.

15

**Form 51-102F3**
**Material Change Report**



*Item 1. Name and Address of Company*

Polaris Minerals Corporation ("Polaris" or the "Company")
Suite 1780, 999 West Hastings Street
Vancouver, British Columbia V6C 2W2

*Item 2. Date of Material Change*

April 16, 2007

*Item 3. News Release*

The news release was issued at Vancouver, B.C. on April 16, 2007 and disseminated via Canada NewsWire.

*Item 4. Summary of Material Change*

The Company announced that it has repaid the US$31 million long term debt held by Ingalls and Snyder LLC.

*Item 5. Full Description of Material Change*

*5.1 Full Description of Material Change*

The Company announced the repayment of the US$31 million long term debt held by Ingalls and Snyder LLC. The US$31 million debt facility, drawn down in 2006 to facilitate construction of the Richmond California terminal, was repaid without penalty using proceeds from the recently completed equity financing. In conjunction with the Company's first sale of construction aggregates in California, and in accordance with the terms of the debt agreement, the Company will grant Ingalls and Snyder a total of 2,153,846 warrants, each warrant being exercisable for one common share at $4.80 until November 30, 2010.

*5.2 Disclosure for Restructuring Transactions*

Not applicable.

*Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102*

Not applicable.

*Item 7. Omitted Information*

No significant facts remain confidential and no information has been omitted in this report.

*Item 8. Executive Officer*

**Name of Executive Officer:** Marco Romero
President and Chief Executive Officer

**Telephone Number:** 604 915 5000

*Item 9. Date of Report*

April 20, 2007.

16

RECEIVED

2007 MAY -2 A 7:17



**NOTICE DECLARING INTENTION TO BE QUALIFIED**
**UNDER NATIONAL INSTRUMENT 44-101**
***SHORT FORM PROSPECTUS DISTRIBUTIONS***
**("NI 44-101")**

March 30, 2006

To: British Columbia Securities Commission, as principal
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Department of Justice, Prince Edward Island
Office of the Administrator of Securities, Department of Justice, New Brunswick
Securities Division, Department of Justice, Newfoundland

**Polaris Minerals Corporation** (the "Issuer") intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer's intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

[signed] *"Harry Sutherland"*
Name: Harry Sutherland
Title: Chief Financial Officer

17

*A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. These securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.*

*This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale therein and only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.* ***Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada.*** *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Polaris Minerals Corporation at 999 West Hastings Street, Suite 1780, Vancouver, British Columbia, Canada V6C 2W2, Telephone: (604) 915-5000, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the secretary of theissuer at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

***The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended ("1933 Act"). Accordingly, except as permitted under the Underwriting Agreement, these securities may not be offered or sold within the United States of America, or to, or for the account or benefit of a U.S. person as defined in Regulation S under the 1933 Act, and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".***

# Preliminary Short Form Prospectus

**New Issue** **February 27, 2007**



Polaris
MINERALS CORPORATION

## 6,000,000 Common Shares

## Cdn$54,000,000

This short form prospectus (the "prospectus") qualifies the distribution of 6,000,000 common shares ("Common Shares") of Polaris Minerals Corporation (the "Company") which are being offered and sold pursuant to the terms of an underwriting agreement (the "Underwriting Agreement") dated February 27, 2007 among the Company and GMP Securities L.P., Canaccord Capital Corporation, CIBC World Markets Inc., Orion Securities Inc., TD Securities Inc. and Wellington West Capital Markets Inc. (collectively, the "Underwriters"). See "*Plan of Distribution*".

**Cdn$9.00 per Common Share**

| | Price to Public | Commission to Underwriters | Net Proceeds to the Company (1) |
|---|---|---|---|
| Per Common Share | Cdn$9.00 | Cdn$0.45 | Cdn$8.55 |
| Total (2) | Cdn$54,000,000 | Cdn$2,700,000 | Cdn$51,300,000 |

(1) Before deduction of the legal, accounting and administrative expenses of this offering payable by the Company and estimated to be Cdn$400,000, which will be paid from the net proceeds of the sale of the Common Shares offered hereunder. See "*Use of Proceeds*".

(2) The Company granted to the Underwriters an over-allotment option (the "Option") to purchase up to an additional 900,000 Common Shares at the offering price of Cdn$9.00 per Common Share (the "Offering Price"), exercisable for a period of 30 days from (and including) the closing date of the offering. If the Option is exercised in full, the total Price to the Public, Commission to Underwriters and Net Proceeds to the Company will be Cdn$62,100,000, Cdn$3,105,000 and Cdn$58,995,000 respectively. This prospectus also qualifies the distribution of the Option and the additional Common Shares issuable upon the exercise of the Option. See "*Plan of Distribution*".

| Underwriters' Position | Number of securities held | Exercise period | Exercise price |
|---|---|---|---|
| Option | Option to acquire 900,000 Common Shares | Exercisable for a period of 30 days from (and including) the Closing Date | Cdn$9.00 |

The price of the Common Shares offered hereunder was determined by negotiation between the Company and the Underwriters. The Underwriters, as principals, conditionally offer these securities, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "*Plan of Distribution*".

Subscriptions for the Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that definitive certificates evidencing the Common Shares offered hereunder will be available for delivery at closing, which is expected to occur on or about March 15, 2007 or such later date as the Company and the Underwriters may agree, but in any event not later than March 22, 2007 (the "Closing Date"). Subject to applicable laws, the Underwriters may effect transactions intended to stabilize or maintain the market price for the common shares of the Company at levels above that which might otherwise prevail in the open market. See "*Plan of Distribution*". Certain legal matters relating to the Common Shares will be passed upon by Fasken Martineau DuMoulin LLP, on behalf of the Company, and by Cassels Brock & Blackwell LLP, on behalf of the Underwriters.

The outstanding common shares of the Company are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "PLS". The closing price of the common shares of the Company on the TSX on February 21, 2007, the day prior to the pricing of the Common Shares, was Cdn$9.30. The Company has applied to list the Common Shares distributed hereunder on the TSX. Listing will be subject to us fulfilling all the listing requirements of the TSX.

**An investment in the Common Shares should be considered speculative due to the nature of the Company's business. The risk factors outlined or incorporated by reference in this prospectus should be carefully reviewed and considered by prospective purchasers in connection with an investment in the Common Shares. See "*Risk Factors*".**

The Common Shares offered hereby will be eligible for investment under certain statutes as described herein under "*Eligibility for Investment*".

Unless the context otherwise requires, references to the "Company", "we", "us" or "our" include Polaris Minerals Corporation and each of its subsidiaries. Reference to "Polaris" means Polaris Minerals Corporation. Unless the context otherwise requires, references to "Common Shares" include all of the common shares of Polaris, including the common shares of Polaris offered and qualified hereunder.

The Company's head office is located at 999 West Hastings Street, Suite 1780, Vancouver, British Columbia, Canada V6C 2W2. The Company's registered office is located at 1075 West Georgia Street, Suite 2100, Vancouver, British Columbia, Canada V6E 3G2.

TABLE OF CONTENTS

## ELIGIBILITY FOR INVESTMENT

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Company, and Cassels Brock & Blackwell LLP, counsel to the Underwriters, as of the date hereof, the Common Shares are qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans under the *Income Tax Act* (Canada) (the "Tax Act").

## DOCUMENTS INCORPORATED BY REFERENCE

**Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company, at 999 West Hastings Street, Suite 1780, Vancouver, British Columbia, Canada V6C 2W2, Telephone: (604) 915-5000. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval, which can be accessed online at www.sedar.com.

The following documents, which the Company has filed with securities commissions or similar authorities in Canada, are specifically incorporated by reference and form an integral part of this prospectus:

(a) the unaudited consolidated interim financial statements of the Company for the three months and nine months ended September 30, 2006 and 2005 and the notes thereto (the "Interim Financial Statements"), together with the management's discussion and analysis ("MD&A") for such Interim Financial Statements;

(b) the audited consolidated financial statements of the Company, the notes thereto and the auditors report thereon for the fiscal years ended December 31, 2005 and 2004 (the "Annual Financial Statements"), together with the MD&A for such Annual Financial Statements;

(c) the management information circular as at and dated March 30, 2006 prepared in connection with the annual and special meeting of shareholders of the Company held on May 16, 2006;

(d) the annual information form of the Company for the fiscal year ended December 31, 2005, dated March 30, 2006 (the "AIF");

(e) the Summary, being Sections 1.1 to 1.10 inclusive, and Section 5.0 (Accessibility, Climate, Local Resources, Infrastructure and Physiography), Section 6.0 (History), Section 7.0 (Geographical Setting), Section 10.0 (Exploration), Section 11.1 (Drilling), Section 12.0 (Sampling Method and Approach), and Section 13.0 (Sample Preparation, Analysis and Security) of National Instrument 43-101 – Standards of Disclosure for Mineral Projects Technical Report relating to the Eagle Rock Quarry Project (as defined below) dated November 18, 2005 as prepared by Larry B. Smith, R. Geo., C.P. Geo;

(f) the material change report of the Company dated January 13, 2006 in respect of the closing of the Company's initial public offering (the "IPO");

(g) the material change report of the Company dated February 3, 2006 in respect of the election of the syndicate of agents to exercise the over-allotment option in connection with the Company's IPO;

(h) the material change report of the Company dated February 22, 2007 in respect of the commencement of production of the Orca Quarry (as defined below); and

(i) the material change report of the Company dated February 26, 2007 in respect of the announcement of this offering, this offering being extended into the Province of Québec, and the Company's application for a licence of occupation in respect of the Cougar Deposit (as defined below).

Any document of the type referred to in the preceding paragraphs (excluding confidential material change reports) filed by the Company with a securities commission or any similar authority in Canada after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this prospectus.

**Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this prospectus.**

## FORWARD-LOOKING STATEMENTS AND RISK FACTORS

Certain statements in this prospectus and the information incorporated herein by reference constitute "forward-looking statements". Such forward-looking statements include, without limitation, statements evaluating the market and general economic conditions and discussing future-oriented costs, expenditures and other financial or operating performances. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases or words and phrases that state or indicate that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. While the Company has based these forward-looking statements on its current expectations about future events, the statements are not guarantees of the Company's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors include amongst others the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgements in the course of preparing forward-looking statements. Specific reference is made to the risks described herein under the heading "*Risk Factors*" and to the AIF for a discussion of these and other sources of factors underlying forward-looking statements. In light of these factors, the forward-looking events discussed in this prospectus might not occur. Further, although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. As there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, readers should not place undue reliance on forward-looking statements.

Furthermore, the AIF, which is incorporated by reference herein, includes Californian construction aggregates market and California industry data that has been obtained from third party sources, including industry publications, as well as industry data prepared by management on the basis of its knowledge of and experience in these markets. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although believed to be reliable, none of management of the Company or the Underwriters has independently verified any of the data from third party sources.

Investment in the Common Shares involves a high degree of risk and should be regarded as speculative due to the nature of the Company's business. The Company has incurred losses and expects to incur further losses. Accordingly, the information set out under "*Risk Factors*" and other information in this prospectus should be carefully considered before purchasing Common Shares of the Company. See "*Risk Factors*".

## CURRENCY AND EXCHANGE RATES

In this prospectus, references to "US$" are to United States dollars, and references to "$" or "Cdn$" are to Canadian dollars. The Company's financial statements are expressed in Canadian dollars, and other financial information (unless specified otherwise) contained in this prospectus is expressed in Canadian dollars.

The closing, high, low and average exchange rates reported by the Bank of Canada for the conversion of United States dollars to Canadian dollars, each based on the noon rate of exchange, for the periods indicated are set forth below.

| | Closing | High | Low | Average |
|---|---|---|---|---|
| Year ended December 31, 2006 | 1.1654 | 1.1670 | 1.1599 | 1.153 |
| Year ended December 31, 2005 | 1.1630 | 1.1687 | 1.1620 | 1.161 |
| Year ended December 31, 2004 | 1.2020 | 1.2055 | 1.1970 | 1.219 |

The Bank of Canada noon buying rate on February 26, 2007, for the purchase of one United States dollar using Canadian dollars, was $1.1599 (one Canadian dollar equalled US$0.8621).

## THE COMPANY

Polaris Minerals Corporation was incorporated on May 14, 1999, under the *Company Act* (British Columbia) and has been transitioned under, and continues to be subject to, the *Business Corporations Act* (British Columbia) (the "BCBCA"). The Company's head office is located at 999 West Hastings Street, Suite 1780, Vancouver, British Columbia, Canada V6C 2W2. The Company's registered office is located at 1075 West Georgia Street, Suite 2100, Vancouver, British Columbia, Canada V6E 3G2.

The following chart illustrates the Company's corporate structure, including all subsidiaries, jurisdictions of incorporation, and the percentage of voting securities held in each of the subsidiaries.



Polaris Minerals Corporation British Columbia, Canada
100%
100%
100%
100%
100%
Hupacasath, Ucluelet and Tseshaht (in trust) First Nations (as to 10% each)
Quality Rock Holdings Ltd. British Columbia, Canada
Polaris Aggregates Inc. Nevada, USA
Quality Sand & Gravel Ltd. British Columbia, Canada
North Island Sand & Gravel Ltd. British Columbia, Canada
Polaris Materials Inc. Delaware, USA
Namgis First Nation
30%(1)
70%
100%
88%
12%(1)
Eagle Rock Materials Ltd. British Columbia, Canada
5329 Investments Ltd. British Columbia, Canada
Orca Sand & Gravel Ltd. British Columbia, Canada
12%
100%
100%
88%
Nominal as General Partner
Eagle Rock Aggregates, Inc. Delaware, USA
Orca Finance Ltd. British Columbia, Canada
Orca Sand & Gravel Limited Partnership British Columbia, Canada


(1) This interest is held indirectly through wholly owned subsidiaries of the Company's First Nation Partners.

## BUSINESS OF THE COMPANY

Polaris, through its subsidiaries, is focused on the emerging trade of marine exports of construction aggregates from its coastal properties located on Vancouver Island, British Columbia, Canada to the coastal urban markets on the western seaboard of North America, particularly California, Hawaii and British Columbia.

Local production of construction aggregates in the Company's target markets is rapidly diminishing as operating quarries are depleted and new resources become more difficult to permit. Increasingly longer and more costly overland haulages to consumers to meet the supply shortfall are raising the prices of aggregate products in the target markets of San Francisco Bay, Los Angeles Basin, and San Diego. This supply gap and price escalation has created a market opportunity for producers along the west coast of British Columbia to ship high quality construction aggregates to those markets in large ocean-going bulk carriers. The Company, with its construction aggregates projects, contracted shipping, discharge, and sales arrangements, is well placed to take advantage of this opportunity.

In 2001, the Company retained David A. Holmes, R. Geo., of Holmes Reserves LLC in Colorado, USA ("Holmes") to prepare a study of the San Francisco Bay area and the Los Angeles Basin. David Holmes is independent of the Company and a "Qualified Person" as such term is defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). Mr. Holmes is a registered geologist in the states of California, Oregon and Washington. The study focused on the supply and demand balance in these markets, identified aggregate production sources, key consumers, and price trends. An updated assessment of market demand was prepared in 2003. In 2005, the Company requested Holmes to comprehensively update the report (the "2005 Market Report"), and expand it to include the southern California market of San Diego. The 2005 Market Report indicated that, based on the local California supply deficiency and the corresponding pressure on sales prices, the highest priority market for the Company's products was the San Francisco Bay area, followed by the Los Angeles Basin and San Diego. Subsequent research suggested that Ventura County, north of Los Angeles, offered an attractive market for coarse aggregates. Based on these studies, the Company's initial focus has been mainly on the San Francisco Bay area.

The Company's principal construction aggregates projects consist of an 88% interest in the Orca Sand & Gravel Project (the "Orca Project"), located near the town of Port McNeill on Vancouver Island, British Columbia, Canada and a 70% interest in the Eagle Rock Quarry Project (the "Eagle Rock Quarry"), a large granite resource located near Port Alberni on Vancouver Island, British Columbia, Canada. The Company is also constructing a terminal and discharge facility in the Port of Richmond, San Francisco Bay, USA (the "Richmond Terminal").

The Orca Project hosts three large coarse aggregate and fine aggregate sand and gravel deposits, namely the East Cluxewe, the Bear Creek and the West Cluxewe deposits.

The East Cluxewe and West Cluxewe deposits are situated on fee simple, private lands owned by Western Forest Products Inc. ("WFP") over which the Orca Partnership (as defined below) has entered into a *profit a prendre* to gain access to, and obtain rights to, the rock, stone and sand located thereon. The Bear Creek deposit is also fee simple private land owned by Island Timberlands LP ("Island Timberlands"). The Company has exclusive right to negotiate a lease with Island Timberlands prior to December 31, 2007 to gain access to, and obtain rights to, the rock, stone and sand located thereon. The Orca Project lands also lie within the asserted traditional territories of the Kwakiutl Band (the "Kwakiutl") and the Namgis First Nation (the "Namgis"). The East Cluxewe deposit and Bear Creek deposit lie within the reserved traditional territories claimed by the Kwakiutl and the Namgis, whereas the West Cluxewe deposit is located in traditional territory asserted exclusively by the Kwakiutl.

The rights to the East Cluxewe deposit and the Bear Creek deposit are held by the Orca Sand & Gravel Limited Partnership (the "Orca Partnership") pursuant to a limited partnership agreement (the "Partnership Agreement") dated March 1, 2005, and amended and restated April 1, 2005, among the Namgis (as to 12%) and the Company (as to 88%), both as limited partners, and Orca Sand & Gravel Ltd., as the general partner of the Orca Partnership (the "Orca General Partner").

***Orca Quarry***

The Company began development of the East Cluxewe deposit, the associated process plant and ship loader (together, the "Orca Quarry") in early March of 2006 with land clearing and site preparation for the construction of the ship load-out conveyors and the sand and gravel processing plant. The Orca Quarry is designed and permitted to produce up to six million tonnes per year. On May 1, 2006, the Company entered into a foreshore lease with the Her Majesty the Queen in right of the Province of British Columbia (the "Crown") in respect of the ship loading facility. In the longer term, subject to further studies and permitting, the Company plans to exploit the adjacent Bear Creek and West Cluxewe deposits and ship those products to markets, using the process plant and ship loader located at the Orca Quarry site.

The Company engaged Ross T. Griffiths, P.Eng., David R. Leslie, P.Eng., Francisco Roque, P.Eng., and David A. Holmes, R. Geo. (U.S.) (each of whom is a "Qualified Person" as such term is defined under NI 43-101 and is independent of the Company) to prepare a NI 43-101 compliant technical report on the Orca Quarry dated October 7, 2005 (the "Orca AMEC Report"). Messrs. Griffiths and Roque are employed by AMEC Americas Limited in Calgary and Vancouver, and Mr. Holmes is employed by Holmes Reserves LLC in Colorado, USA. As of the date of the Orca AMEC Report, Mr. Leslie was employed with AMEC Americas Limited in Calgary and Vancouver, however as of the date hereof Mr. Leslie is no longer employed with AMEC Americas Limited. The Orca AMEC Report provides an independent technical review of the mineral resources and mineral reserves, operations, and development of the Orca Project as at October 7, 2005. The Orca AMEC Report does not analyse the Bear Creek or West Cluxewe deposits. Information of an economic (including economic analysis), scientific or technical nature regarding the Orca Project is summarized, derived or extracted from the Orca AMEC Report and referenced in the AIF.

The resource figures for the Orca Project, as at the date of the Orca AMEC Report, are as follows. The resource estimates for the East Cluxewe deposit are pursuant to the Orca AMEC Report, while those calculated for the Bear Creek deposit and West Cluxewe deposit were prepared by other Qualified Persons. For a complete description of assumptions, qualifications and procedures associated with the information in the Orca AMEC Report, reference should be made to the full text of the report that is available for review on SEDAR.

| | Tonnage (Mt) | | | |
|---|---|---|---|---|
| Name | Inferred Resources(1) | Indicated Resources(1) | Measured Resources(1) | Indicated & Measured Resources |
| East Cluxewe deposit(2) | — | 24.3 | 109.8 | 134.1 |
| Bear Creek deposit(3) | 34.0 | 22.5 | 14.7 | 37.2 |
| West Cluxewe deposit(3) | 4.0 | 14.0 | 20.0 | 34.0 |

**Notes:**

(1) Mineral resources are not mineral reserves and do not have demonstrated economic viability. The mineral resources have been categorized in accordance with the classifications defined by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM").

(2) The estimates with respect to the East Cluxewe deposit are taken from the Orca AMEC Report.

(3) A Qualified Person has verified the data relating to this deposit.

The reserves figures of the Orca Quarry as derived from the Orca AMEC Report, as at the date of the Orca AMEC Report, are set out in the table below. For a complete description of assumptions, qualifications and procedures associated with the information in the Orca AMEC Report, reference should be made to the full text of the report that is available for review on SEDAR.

| | Tonnage (Mt) | | |
|---|---|---|---|
| Name | Probable Reserves | Proven Reserves(1) | Proven & Probable Reserves |
| East Cluxewe Deposit | 23.1 | 98.5 | 121.6 |

**Notes:**

(1) The mineral reserves have been categorized in accordance with the classifications defined by CIM. Mineral reserves are a subset of the mineral resource numbers. The two quantities cannot be added together or combined in any way.

***Eagle Rock Quarry***

The Company owns 70% of the Eagle Rock Quarry, a large granodiorite resource deposit located on deep tidewater south of Port Alberni on Vancouver Island, British Columbia with the other 30% held by the Hupacasath (indirectly), Ucluelet (indirectly) and Tseshaht (in trust) First Nations as to 10% each. It is located on land held by the Crown within the asserted traditional territories of the Hupacasath, Tseshaht, and Ucluelet First Nations. In October 2002, Polaris, through its subsidiary, Quality Rock Holdings Ltd., and subsidiaries of the Hupacasath and the Ucluelet First Nations, executed a shareholders agreement (the "Eagle Rock Shareholders Agreement") governing the affairs of Eagle Rock Materials Ltd. ("Eagle Rock Materials") and the Eagle Rock Quarry. Eagle Rock Materials holds a 50 year crown lease for the exploitation of crushed rock and sand and gravel resources and covers 339 hectares. Eagle Rock Materials has also applied for a foreshore lease from the Port Alberni Port Authority over a portion of the adjacent foreshore where the ship loading facility would be developed. The directors of the Port Alberni Port Authority have approved the lease, in principle, and negotiations of the commercial terms for the lease are in progress. Although the Company anticipates that it will enter into such foreshore lease, no definitive agreement has been reached in this regard and accordingly no assurance can be given that such agreement will be reached.

A mine permit was obtained for the Eagle Rock Quarry in 2003 and the Company is seeking market outlets that would support the development of the Eagle Rock Quarry to produce crushed rock construction aggregate products on site. Products would also be shipped in bulk carriers to coastal urban markets in the Pacific. The Company believes that demand for those products may develop in time and as such, intends to use a portion of the net proceeds from this offering to fund the further advancement and development of the Eagle Rock Quarry and related infrastructure. See "*Use of Proceeds*".

The Company engaged Larry B. Smith, R. Geo., C.P. Geo. (who is a "Qualified Person" as such term is defined under NI 43-101 and is independent of the Company) to prepare a NI 43-101 compliant technical report on the Eagle Rock Quarry dated

November 18, 2005 (the "Eagle Rock AMEC Report"). Mr. Smith is employed by AMEC E&C Inc. in Glendale, Arizona. The Eagle Rock AMEC Report provides an independent technical review of the mineral resources, operations, and development of the Eagle Rock Quarry as at November 18, 2005. For more detailed information regarding the Eagle Rock Quarry, please refer to those sections of the Eagle Rock AMEC Report incorporated by reference herein. See "*Documents Incorporated by Reference*".

The resource figures for the Eagle Rock Quarry are as follows, as of April 4, 2002. As of the date of the Eagle Rock AMEC Report, these figures have not changed. For a complete description of assumptions, qualifications and procedures associated with the information in the Eagle Rock AMEC Report, reference should be made to the full text of the report that is available for review on SEDAR.

| | Tonnage (Mt) | | | |
|---|---|---|---|---|
| Name | Inferred Resources(1) | Indicated Resources(1) | Measured Resources(1) | Indicated & Measured Resources |
| Eagle Rock Quarry(2)(3) | — | 448.9 | 238.0 | 686.9 |

**Notes:**

(1) Mineral resources are not mineral reserves and do not have demonstrated economic viability. The mineral resources and reserves have been categorized in accordance with the classifications defined by CIM.

(2) A Qualified Person has verified the data relating to this deposit.

(3) Bulk density value = 2.66; Mineral Resource calculated only to 75 m elevation.

***Richmond Terminal and Other Discharge Points***

The Company is constructing the Richmond Terminal, a terminal and discharge facility in the Port of Richmond, San Francisco Bay. In September 2004, the Company, through Eagle Rock Aggregates, Inc. ("Eagle Rock Aggregates"), leased (the "Richmond Terminal Lease") land on which to construct the Richmond Terminal from Levin Enterprises, Inc. The Richmond Terminal Lease has a term of 20 years following the construction of the Richmond Terminal, with two 10 year extensions, exercisable at the Company's option. The Richmond Terminal Lease has an annual base rent and a throughput royalty that is based on the volume of material passing through the facility. The annual rent and royalty rates will be adjusted annually for cost inflation. In May 2004, the City of Richmond approved the Company's application for the construction and operation of the Richmond Terminal and, in February 2005, an environmental permit for the facility was granted by the San Francisco Bay Conservation and Development Commission. In 2006, all remaining permits for the commencement of construction were received including a building permit, storm water management permit and air emissions permit.

In February 2006, Eagle Rock Aggregates entered into a facilities use agreement with Pacific Atlantic Energy Inc. The agreement permits the Company to berth its vessels at Pacific Atlantic Energy Inc.'s wharf and discharge and convey construction aggregates from the wharf to the nearby Richmond Terminal.

A non-binding letter of interest has been received from the Port of Redwood City to negotiate for an aggregates discharge terminal site and the terms of the corresponding long-term lease. Geotechnical and environmental studies have been carried out and the Company plans to apply for an environmental permit for the facility, following the receipt of which, the Company plans to conclude negotiations for a long-term Lease with the Port of Redwood City.

In southern California, the Company is continuing discussions with the Port of San Diego and the Port of Hueneme in Ventura County with a view to identifying potential terminal sites and conducting initial technical and environmental evaluations. Both port authorities have expressed an interest in working with the Company to establish marine aggregates receiving, storage and distribution terminals, but no terms have been agreed upon and no assurance can be given that a definitive agreement will be reached in this regard.

***Sales Arrangements***

The Company intends to commence deliveries of sand and gravel products to San Francisco Bay in March 2007. See "*Recent Developments*". The Company's sales strategy has focused on the identification of potential long-term customers with the objective of securing either sales contracts or statements of intent. The Company is in discussions with third-party consumers, and to date, customers' reactions to the potential of supplies from the Orca Quarry have been generally positive. The Company anticipates achieving a balance between long-term contracted sales and shorter term arrangements. The Company believes this approach should provide flexibility and allow the Company to participate in any future increases in

the sales prices of its construction aggregates products. Although the Company anticipates that it will enter into these sales arrangements, no definitive agreements have been reached in this regard and accordingly no assurance can be given that such agreements will be reached.

In October 2005, the Company, through Eagle Rock Aggregates, entered into a 20 year aggregates supply agreement ("ASA") with an arm's length third party construction aggregates consumer located in the north San Francisco Bay area (the "Consumer"). The ASA may be further extended by three 5-year periods, at the option of the Consumer. The ASA gives the Consumer the exclusive right to promote, market, resell and distribute sand and gravel within a defined territory. In return, the Company has the right to be the exclusive provider of imported sand and gravel to the Consumer within the same territory. The ASA provides for the purchase and supply of minimum annual volumes of sand and gravel from the Orca Quarry for distribution within a defined area of San Francisco Bay. The minimum annual sales of aggregates to be sold under the ASA are expected to account for approximately 55% of projected sales in the first year of operation and reduce to approximately 25% by the fourth year. Prices for the supply of sand and gravel pursuant to the ASA will be reviewed on an annual basis and adjusted to accommodate variations in the cost and changes in market prices for similar products within the San Francisco Bay area. See "*Risk Factors – The Company may not secure the construction aggregates sales volumes and prices intended for the Orca Quarry*".

***IPO and Debt Facility***

On January 10, 2006, the Company completed its IPO and listing of its common shares on the TSX, and raised gross proceeds of approximately $80 million. Concurrently with the completion of the IPO, the Company arranged a debt facility of up to US$47 million (the "Debt Facility") with Ingalls & Snyder LLC and a syndicate of lenders, which the Company subsequently elected to reduce to US$31 million, for the purposes of funding, indirectly, the development and operation of the Orca Quarry and the Richmond Terminal and the shipping, delivery and sale of products therefrom. Shortly thereafter, the Company made the decision to construct the Orca Quarry and the Richmond Terminal. As of the date hereof, approximately US$31.3 million (including accrued and unpaid interest) has been drawn down by the Company under the Debt Facility and remains outstanding. Pursuant to the terms of the Debt Facility, thirty days notice must be provided to the lenders prior to the repayment of such amounts, resulting in approximately an additional US$1 million of interest to be payable by the Company thereunder. The Company intends to use a portion of the net proceeds from the offering hereunder to repay all amounts owing and payable under the Debt Facility. See "*Use of Proceeds*".

## RECENT DEVELOPMENTS

On February 23, 2007 Polaris announced that it has applied to the British Columbia Provincial Government for a license of occupation covering a promising sand and gravel deposit on northern Vancouver Island, British Columbia, known as the Cougar Deposit (the "Cougar Deposit"). The application was made through one of Polaris' wholly-owned subsidiaries, North Island Sand & Gravel Ltd. The Cougar Deposit is located approximately 19 kilometres west of the Orca Quarry and 19 kilometres south of the Town of Port Hardy. Located on the shores of Rupert Inlet, a deep and navigable waterway, across the inlet from the former Island Copper Mine, the Company believes the Cougar Deposit is easily accessible by road and electrical power is available nearby. Limited geological mapping indicates that the site is overlain with extensive sand and gravel deposition. Preliminary observations by the Company suggest that the Cougar Deposit is similar in nature to that found at the Orca Quarry. The Company intends to use a portion of the net proceeds from this offering to initiate a quantitative and qualitative assessment of the Cougar Deposit in the summer of 2007 and in keeping with the Company's practices, Polaris will conduct a thorough consultative process with local First Nations and communities before advancing the Cougar Deposit.

On February 20, 2007, the Company announced that production has commenced at the Orca Quarry. Commissioning trials at the Orca Quarry have now demonstrated that the process plant supplied by Metso Minerals Canada Inc. has met the design performance criteria and consequently production has commenced to build product inventories. Customary fine-tuning of the operation will be ongoing. Construction of the ship-loader is now virtually completed, in anticipation of the arrival of the first Panamax vessel, which is expected to transport products from the Orca Quarry to markets in the United States before the end of March 2007.

In August, 2006 Eagle Rock Aggregates received a building permit for the construction of the Richmond Terminal. The construction costs of the redesigned facility are estimated to be US$27.4 million and the complex foundation work for the Richmond Terminal has now been completed.

On March 30, 2006, the Company entered into an employment agreement with Lisa J. Dea, pursuant to which Ms. Dea was appointed Vice President, Finance and Chief Financial Officer of the Company. Ms. Dea's employment agreement provides for an annual base salary of $125,000 and an annual bonus, if any, to be determined by the board of directors of the Company. Ms. Dea may terminate her employment by providing three months' notice to the Company. If the Company terminates Ms. Dea's employment without just cause, she will be entitled to a sum equal to 12 months of her then current annual salary plus an amount equal to the cost of her employee benefits, other than bonus and incentive stock options, for such period. In the event of a "change of control", Ms. Dea will be entitled to severance pay in (a) an amount equal to two years' base salary plus the cost of two years' benefits other than bonus and incentive stock options if her employment is terminated by the Company or the successor corporation within one year of such change of control, or (b) an amount equal to one year's benefits other than bonus and incentive stock options if she resigns within one year of such change of control.

## RISK FACTORS

Investment in the Common Shares involves a high degree of risk and should be regarded as speculative due to the nature of the Company's business. The Company has incurred losses and expects to incur further losses. Prior to making an investment in the Common Shares, prospective investors should carefully consider the information described in this prospectus and documents incorporated by reference, including the risk factors set out below, the information contained in the section "*Forward-Looking Statements and Risk Factors*" and the information contained on pages 38 to 44 of the AIF. Such risk factors could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of the Company.

**The Company may not secure the construction aggregates sales volumes and prices intended for the Orca Quarry**

The value and price of the Common Shares, the Company's financial results, the Company's ability to service its debt, and the Company's development and quarrying activities may be significantly adversely affected if the Company does not secure the sales volumes and prices of construction aggregates intended for the Orca Quarry. Demand for construction aggregates products in the Company's target markets fluctuates and is affected by numerous factors beyond the Company's control such as private sector residential and commercial construction, and public sector construction, including roads, bridges, services, and other infrastructure. The supply of construction aggregates to the Company's target markets may also fluctuate and may be affected by new or expanded local production, or supplies of construction aggregates brought into the target markets by road, rail or vessel. Depending on the sales volumes and prices of construction aggregates, cash flow from quarrying operations may not be sufficient and the Company could be forced to discontinue production and may lose its interest in, or may be forced to sell, some or all of its properties. Future production from the Company's Orca Quarry is dependent on applicable construction aggregates sales volumes and prices being sufficient to make materials extraction from the Orca Quarry economic.

Pursuant to the ASA entered into by the Company with the Consumer, sales delivery schedules contemplate that approximately 40% of a fully-laden vessel will be discharged into the Consumer's barges at anchorage, and the balance is expected to be discharged and sold at the Richmond Terminal or into third party barges or land-based discharge terminals in California or elsewhere. There is no certainty that the Company will secure access to and sales from the third party terminal and, if not, it will need to seek alternative delivery and sales arrangements that may not be achieved or that may have an adverse effect on the Company's resultant operations and financial condition.

In addition to adversely affecting the Company's financial condition, declining construction aggregates sales volumes and prices can impact operations by requiring a reassessment of the feasibility of the Orca Quarry. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to the Orca Quarry. The need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

**The Company must secure access to discharge points and additional shipping volumes for its products**

The Company's business plan includes discharges of Orca Quarry construction aggregates to barges, the Richmond Terminal and to third party terminals. The Company has assumed that it will have access to a third party terminal from the inception of deliveries in 2007, but there is no certainty that such third party access will be available then or thereafter to meet the increasing deliveries and sales incorporated by the Company in the business plan. If the Company is unable to secure access to third party discharge terminals, or acquire its own discharge terminals, its revenues, operations and financial condition could be materially adversely affected.

When the Eagle Rock Shareholders Agreement was entered into in 2002, it did not contemplate the construction or use of the Richmond Terminal or other terminals by third parties (including the Orca Partnership) prior to the construction of the Eagle Rock Quarry. In addition, the Eagle Rock Shareholders Agreement did not contemplate the marketing, shipment and sale of construction aggregates from other projects prior to the commencement of operations at the Eagle Rock Quarry. Eagle Rock Aggregates, a subsidiary of Eagle Rock Materials, holds the Richmond Terminal Lease, the building permit for the Richmond Terminal, the corresponding easement and facilities use agreements, and the Company's other potential port interests. Eagle Rock Aggregates also holds the marketing interests of the Company, including the ASA and it is expected that it will continue to manage the Company's operations in the United States, including the shipment and sale of construction aggregates from the Orca Quarry.

The parties to the Eagle Rock Shareholders Agreement are negotiating the terms and conditions of an arrangement with respect to Eagle Rock Aggregates and the financing, construction, and operation of the Richmond Terminal, and the purchase, shipping, distribution and sales of construction aggregates from the Orca Partnership. There is no certainty when or if an agreement will be reached. Any dispute between the parties could delay or impair the further development and operation of the Orca Quarry.

The Company's freight contract has sufficient volume capacity to meet the Company's anticipated delivery and sales volumes of construction aggregates from the Orca Quarry to approximately 2010. Thereafter, the Company shall either have to secure additional committed volume capacity or spot shipments to meet anticipated higher volumes. If the Company is unable to secure the additional shipping volumes, or fails to meet the contracted annual minimum volumes, its revenues, operations and financial condition at that time could be materially adversely affected.

**The quarrying industry is competitive**

The quarrying industry is competitive and the Company faces strong competition from other quarrying companies, or prospective quarrying companies, in connection with the supply of construction aggregates to the Company's target markets. A number of these companies have greater financial resources, operational experience and technical capabilities than the Company. As a result of this competition, the Company may be unable to maintain quarrying operations on terms it considers acceptable or at all. Consequently, the Company's revenues, operations and financial condition could be materially adversely affected.

**Currency fluctuations may adversely affect the Company's revenues**

The effects on operating revenues and, hence, on cash flows, of the foreign exchange rate and the escalation of the Canadian dollar against the U.S. dollar are significant. The Company does not currently have any intention to enter into hedging contracts in connection with foreign currencies. The appreciation of the Canadian dollar against the U.S. dollar would decrease Canadian dollar sales proceeds, due to weaker U.S. dollars being converted into Canadian dollars, and could materially and adversely affect the Company's Canadian dollar-reported profitability, results of operations and financial condition.

**The Company has no history of construction aggregates project development or operations**

The Company has not previously developed or operated a construction aggregates project. There is no assurance that the Company's projects will produce revenue, operate profitably or provide a return on investment in the future. There can be no assurance that the Company will not suffer significant losses in the near future or that the Company will ever be profitable.

**Government regulation may adversely affect the Company**

The Company's construction aggregates quarrying, processing, and development activities are subject to extensive laws governing prospecting, quarrying, development, production, taxes, labour standards and occupational health, quarry safety, waste disposal, toxic substances, land use, environmental protection and remediation, endangered and protected species, water use, land claims of First Nations and local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit, curtail or prevent production, development or exploration. Amendments to current laws, regulations and permits governing operations and activities of quarrying and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new quarrying properties. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail production, development or exploration.

**The Company's title to its properties may be subject to disputes or other claims including land title claims of First Nations**

Although the Company has exercised the usual due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. Title to and the area of resource claims may be disputed. The Company's construction aggregates property interests may be subject to prior unregistered agreements or transfers, native land claims, aboriginal rights, or, in the case of the Orca Quarry, treaty rights, and title may be affected by undetected defects. There may be valid challenges to the title of the Company's properties, which, if successful, could impair their development and/or operations.

First Nations in British Columbia have made claims of rights and title to substantial portions of land and water in the Province including areas where the Company's operations are situated, creating uncertainty as to the status of competing property rights. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors; however, such rights or title are not absolute and may be infringed by government in furtherance of a legislative objective, subject to meeting a justification test. However, a recent decision of the Supreme Court of Canada casts doubt on the ability of the Provincial Government's ability to justify infringements of treaty rights. The effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been clarified. First Nations are seeking settlements including compensation from governments with respect to these claims, and the effect of these claims cannot be estimated at this time. The Federal Government and Provincial Government have been seeking to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve many of these claims. Any settlements that may result from these negotiations may involve a combination of cash, resources, grants of conditional rights to gather food on public lands, and some rights of self-government. The issues surrounding aboriginal title and rights are not likely to be resolved by the Federal Government or Provincial Government in the near future.

In a landmark decision in late 2004, the Supreme Court of Canada determined that there is a duty on government to consult with and, where appropriate, accommodate First Nations where government decisions may impact on claimed, but as yet unproven, aboriginal rights or title. This decision also provided much needed clarification of the duties of consultation and accommodation. The Court found that third parties are not responsible for consultation or accommodation of aboriginal interests and that this responsibility lies with government. However, government permits, including environmental and mine permits will not be granted by provincial and federal agencies unless they are satisfied that the duty to consult and accommodate has been fully met. In 2005 the Supreme Court of Canada confirmed this duty exists with respect to claimed treaty rights. A recent decision of the Supreme Court of Canada casts doubt on the Provincial Government's ability to justify infringements of treaty rights.

The Tseshaht First Nation has asserted traditional rights and title over the Eagle Rock Quarry site. The Hupacasath First Nation and the Ucluelet First Nation, who are shareholders of Eagle Rock Materials, have also asserted traditional rights and title over the Eagle Rock Quarry site. The Company has agreed pursuant to the Eagle Rock Shareholders Agreement to seek the participation of the Tseshaht in the Eagle Rock Quarry. The Tseshaht have rejected the terms of the participation offered and have sought a royalty-based participation in the Eagle Rock Quarry. The terms of any participation have not been agreed upon, and the Tseshaht may, therefore, seek to dispute the Company's title in the Eagle Rock Quarry, despite the fact that the Company has received the environmental assessment certificate for the Eagle Rock Quarry and has no legal obligation to consult and accommodate the Tseshaht. Any such dispute could delay or, if resolved in a manner adverse to the Company, impair the development and operation of the Eagle Rock Quarry.

**Quarrying involves a high degree of risk**

Quarrying operations involve a degree of risk. The Company's operations will be subject to all the hazards and risks normally encountered in the development and production of construction aggregates, including, without limitation, unusual and unexpected geologic formations, seismic activity, pit-wall failures, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, quarries and other producing facilities, damage to life or property, environmental damage and legal liability. In addition to these risks stated above, processing operations are subject to various hazards, including, without limitation, equipment failure, labour disputes and industrial accidents. Should any of these risks occur, it may result in increased cost of production, delays, write-down of an industrial property, work stoppages, legal liability or injury or death to personnel, all of which may have an adverse effect on the Company's operations and financial condition.

**Construction aggregates resources are estimates only**

There is no certainty that the construction aggregates resource represented at the Company's properties will be realized or that such resource can be economically quarried. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Until a deposit is actually mined and processed, the quantity of construction aggregates resources must be considered as estimates only. There is a risk that the actual deposits encountered and the economic viability of the deposits may differ materially from the resource estimates. Any material change in quantity of construction aggregates resources may affect the economic viability of the Company's properties.

The volume of construction aggregates quarried and processed may not be the same as currently anticipated in the Company's resource estimates. Any material reductions in estimates of construction aggregates resources, or of the Company's ability to extract these construction aggregates, could have a material adverse effect on the Company's results of operations and financial condition.

**The Company may not secure its intended debt refinancing terms**

The Company has the right to prepay the loan under the Debt Facility in full at any time prior to the maturity date of January 1, 2012, and the Company intends to use a portion of the net proceeds from the Offering to repay all amounts outstanding, and payable upon providing thirty days notice, under the Debt Facility of approximately US$32.3 million. The advancement of the Company's other mineral properties will require additional financing in the future. There can be no assurance that the Company will be able to find additional financing upon terms and conditions acceptable to the Company.

**The Company currently depends on a single property**

The Company's only material mineral producing property is the East Cluxewe deposit. Unless the Company acquires or develops additional material properties or projects, the Company will be solely dependent upon the operation of the Orca Quarry for its revenue and profits, if any.

**The actual costs of reclamation are uncertain**

The actual costs of reclamation included in the Company's plan for the Orca Quarry are estimates only and may not represent the actual amounts required to complete all reclamation activity. It is not possible to determine the exact amount that will be required, and the amount that the Company is required to spend could be materially different than current estimates. Reclamation bonds or other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation over the life of the operation of the Orca Quarry. Although the Company has included estimated reclamation amounts in its plan for the Orca Quarry, it may be necessary to revise the planned expenditures, and the operating plan for the Orca Quarry, in order to fund required reclamation activities. Any additional amounts required to be spent on reclamation may have a material adverse affect on the Company's financial condition and results of operations.

**The Company will require other construction aggregates resources in the future**

The Orca Quarry has an estimated quarry life of 25 years, which may not prove to be accurate. Because quarries have limited lives based on proven and probable construction aggregates reserves, in the longer term, the Company will have to replace and expand its construction aggregates resources as the Orca Quarry depletes. The Company's ability to maintain or increase its annual production of construction aggregates will be dependent almost entirely on its ability to bring new quarries into production.

**The Company's operations are subject to environmental risks**

All phases of the Company's operations are subject to federal, provincial and local environmental regulation in the various jurisdictions in which it operates which could potentially make operations expensive or prohibit them all together. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations or prevent operations all together. Environmental hazards may exist on the properties on which the Company holds and will hold interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with the Company's operations, which could potentially make operations expensive or prohibit them altogether. To the extent such future approvals are required and not obtained, the Company may be curtailed or prohibited from restarting or continuing its quarrying operations or from proceeding with planned exploration or development of construction aggregates properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in quarrying operations or in the development of construction aggregates properties may be required to compensate those suffering loss or damage by reason of the quarrying activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The Company is not insured against environmental risks.

**The Company does not insure against all risks**

The Company's insurance will not cover all the potential risks associated with a quarrying company's operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the quarrying industry on acceptable terms. The Company might also become subject to liability for environmental occurrences pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

**Certain groups are opposed to quarrying**

In North America there are organizations opposed to quarrying, particularly open pit quarries such as the Orca Quarry. The Company believes it has the support of representatives from the community and First Nation groups nearest the Orca Quarry and from various levels of government in British Columbia having jurisdiction over the Orca Quarry. Although the Company intends to comply with all environmental laws and permitting obligations in conducting its business, there is a risk that those opposed to its operation at the Orca Quarry will attempt to interfere with the Company's operations, whether by legal process, regulatory process or otherwise. Such interference could have an impact on the Company's ability to operate its properties in the manner that is most efficient or appropriate, if at all, and any such impact could materially adversely affect the financial condition and results of operations of the Company.

**The Company is dependent on its key personnel**

The Company is principally dependent upon certain of its executive management team, including its President and Chief Executive Officer. The loss of the services of its executive officers could have a material adverse effect on the Company. The Company's ability to manage its development and operating activities, and hence its success, will depend in large part on the efforts of its executive officers and other members of management of the Company. The Company faces intense competition for qualified personnel, and there can be no assurance that it will be able to attract and retain such personnel. The Company does not yet have in place formal programs for succession or training of management.

**The Company's growth will require new personnel**

The Company has experienced significant growth in its number of employees as a result of the development of its construction aggregate production and marine export business. The Company's ability to assimilate this new personnel will be critical to its performance. The Company will be required to recruit additional personnel and to train, motivate and manage its employees. The Company may also have to adopt and implement new systems in all aspects of its operations. There can be no assurance that the Company will be able to recruit or retain personnel required to execute its programs or to manage these changes successfully.

**The Company may not meet minimum freight contract volumes**

The Company's freight contract provides for minimum annual volumes of construction aggregates that increase substantially, particularly during the earlier years of the contract. If the Company is unable to secure sufficient sales volumes to meet those minimum freight volumes, its revenues, operations and financial condition could be materially adversely affected.

**The Company's operations may require further capital**

The quarrying, processing, and development of the Company's properties and Richmond Terminal may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of development or production of the Company's properties and the Richmond Terminal or even a loss of those property interests. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. Any future financing may be dilutive to existing shareholders.

**The Company's directors and officers may have conflicts of interest**

Certain of the directors and officers of the Company also serve as directors, officers and/or significant shareholders of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.

**The Company does not have a dividend history or policy**

No dividends on the Common Shares have been paid by the Company to date. Payment of any future dividends will be at the discretion of the Company's board of directors after taking into account many factors, including the Company's operating results, financial condition and current and anticipated cash needs.

## PLAN OF DISTRIBUTION

Pursuant to the terms of the Underwriting Agreement, the Company has agreed to sell and the Underwriters have severally agreed to purchase, as principal, on the Closing Date, 6,000,000 Common Shares at the Offering Price, payable in cash to the Company against delivery of the Common Shares, subject to the compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Company has also granted to the Underwriters the Option to purchase up to an additional 900,000 Common Shares at the Offering Price, exercisable for a period of 30 days from (and including) the Closing Date.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares if any of the Common Shares are purchased under the Underwriting Agreement. The Offering Price of the Common Shares was determined by negotiation between the Company and the Underwriters.

Pursuant to the Underwriting Agreement, the Company has agreed to pay to the Underwriters a commission equal to 5% of the gross proceeds from the issue and sale of the Common Shares and to reimburse the Underwriters for certain expenses relating to this offering. The Company has also agreed to indemnify the Underwriters against certain liabilities, including liabilities for misrepresentation in this prospectus, or contribute to payments that the Underwriters may be required to make in respect of those liabilities.

The Company further agreed that it will not, for a period of 90 days from the Closing Date without prior written consent of GMP Securities L.P., which consent is not be unreasonably withheld, authorize, issue or sell any Common Shares or securities convertible into Common Shares, except in conjunction with: (i) the grant or exercise of stock options and other similar issuances pursuant to the shares incentive plan of the Company and other share compensation arrangements; (ii) the exercise of outstanding warrants; (iii) obligations in respect of existing mineral property agreements; and (iv) the issuance of securities in connection with property or share acquisitions in the normal course of business.

The Company has applied to list the Common Shares distributed under this prospectus on the TSX. Listing is subject to the Company fulfilling all of the listing requirements of the TSX.

Subscriptions for the Common Shares will be received, subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering will occur on the Closing Date, or such other date as may be agreed to by the Underwriters and the Company. Certificates in definitive form evidencing the Common Shares will be available for delivery at the closing.

Pursuant to the policies of certain Canadian securities regulators, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions. The Underwriters may rely on such exceptions on the condition that the bid or purchase is not engaged in for the

purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the offer was not solicited during the period of distribution. Subject to the foregoing, the Underwriters may over-allot or effect transactions in connection with this offering intended to stabilize or maintain the market price of the Common Shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Offering in the United States

The Common Shares have not been and will not be registered under the 1933 Act, or the securities laws of any state, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons; except that the Underwriters may, through certain of their qualified U.S. broker-dealer affiliates, offer Common Shares and the Company may sell Common Shares to substituted purchasers in transactions that comply with exemptions from registration under the 1933 Act.

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Common Shares in the United States. The Underwriters have agreed that, except in certain transactions exempt from the registration requirements of the 1933 Act, they will not offer or sell within the United States or to, or for the account or benefit of, U.S. persons, the Common Shares as part of their distribution. The Underwriters have further agreed that all offers and sales of the Common Shares will be made in compliance with Rule 903 or 904 of Regulation S under the 1933 Act, or in compliance with an exemption from registration thereunder, and that they will have sent to each dealer, or other person who is receiving a selling commission, fee or other remuneration in respect of the Common Shares to which they sell, a confirmation or other notice setting forth the restrictions on offers and sales of the Common Shares within the United States or to, or for the account or benefit of, U.S. persons. Common Shares may be resold on the TSX pursuant to Rule 904 of Regulation S under the 1933 Act, which requires among other things, that neither the seller of the Common Shares nor any person acting on its behalf is aware of the fact that: (i) the offeree or the buyer is a U.S. person; or (ii) the transaction has been pre-arranged with a buyer in the United States. Terms used in this paragraph have the meanings ascribed to them by Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of this offering, an offer or sale of the Common Shares within the United States by any dealer, whether or not participating in this offering, may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an available exemption under the 1933 Act.

Certificates representing any securities which are sold in the United States or to or for the account or benefit of a U.S. person will bear a legend to the effect that the securities represented thereby are not registered under the 1933 Act and may only be offered pursuant to certain exemptions from the registration requirements of the 1933 Act.

## USE OF PROCEEDS

The estimated net proceeds to the Company from the sale of the Common Shares hereunder will be Cdn$50,900,000 after deducting the commission to the Underwriters of Cdn$2,700,000 and the estimated expenses of this offering of Cdn$400,000. The estimated net proceeds are expected to be used as follows:

| | | Cdn$ |
|---|---|---|
| Repayment of Debt Facility (including all accrued, unpaid and payable interest) | $ | 37,465,000[(1)] |
| To advance the Company's mineral properties (including the Eagle Rock Quarry and the Cougar Deposit), to advance the Company's port terminal strategy in the Company's target markets and for general corporate purposes | $ | 13,435,000 |
| **Total:** | $ | 50,900,000 |

(1) Canadian dollar equivalent of US$32.3 million based on the Bank of Canada noon buying rate as of February 26, 2007 of Cdn.$1.1599 per US$1.00.

Funds advanced under the Debt Facility have been used primarily for the construction of the Richmond Terminal. In the event that the Option is exercised, the additional estimated net proceeds of Cdn$7,695,000 from the exercise of the Option will be allocated to advance the Company's mineral properties, to advance the Company's port terminal strategy in the Company's target markets and for general corporate purposes.

The Company intends to spend the funds available as stated in this prospectus, however there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary.

## DESCRIPTION OF SECURITIES BEING OFFERED

**Common Shares**

The Company's authorized share capital consists of an unlimited number of common shares without par value. The holders of Common Shares are entitled to one vote per share at all meetings of shareholders of the Company except for meetings at which only the holders of shares of another class or of a particular series are entitled to vote separately as a class or series. The holders of Common Shares are entitled to receive dividends if, as and when declared by the Company's board of directors. For particulars on the Company's dividend policy, see "*Dividend Policy*" in the AIF incorporated herein by reference. In the event of the dissolution, liquidation, winding-up or other distribution of the Company's assets, such holders are entitled to receive on a pro-rata basis all of the Company's assets remaining after payment of all of the Company's liabilities. The Common Shares carry no pre-emptive or conversion rights.

Provisions as to the modification, amendment or variation of the rights attached to the Common Shares are contained in the Company's articles and the *Business Corporations Act* (British Columbia). Generally speaking, substantive changes to the share capital require the approval of the shareholders of the Company by special resolution (at least 2/3 of the votes cast).

## CHANGES TO CONSOLIDATED CAPITALIZATION

The following represents the Company's share capital both before and after the issuance of the Common Shares offered hereunder:

| Designation of Shares | Number of Shares Authorized | Outstanding on September 30, 2006 | Outstanding on February 26, 2007(1) | As at February 26, 2007, after giving effect to this Offering(2) |
|---|---|---|---|---|
| Common | Unlimited | 29,649,845 | 29,649,845 | 35,649,845 |

(1) As at February 26, 2007, the Company has options and warrants to purchase Common Shares outstanding that could result in the issuance of up to 4,260,948 additional Common Shares.

(2) If the Option is exercised in full, this figure will be increased by an additional 900,000 Common Shares for a total of 36,549,845 Common Shares.

As of September 30, 2006, the Company had drawn down US$5 million on the Debt Facility. As of the date hereof, approximately US$31.3 million has been drawn down on the Debt Facility, including accrued interest thereon. Pursuant to the terms of the Debt Facility, thirty days notice must be provided prior to the repayment of such amount, resulting in an additional US$1 million of interest to be payable by the Company thereunder. Funds advanced under the Debt Facility are being used for the construction of the Richmond Terminal. The Company intends to use a portion of the net proceeds from the offering to repay the Debt Facility. See "*Use of Proceeds*".

## AUDITORS, REGISTRAR AND TRANSFER AGENT

The Company's auditors are PricewaterhouseCoopers LLP ("PwC"), Chartered Accountants, 250 Howe Street, Vancouver, British Columbia, V6C 3S7.

The Company's transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

## LEGAL MATTERS

Certain legal matters relating to the securities offered hereby will be passed upon on behalf of the Company by Fasken Martineau DuMoulin LLP and on behalf of the Underwriters by Cassels Brock & Blackwell LLP. As of the date hereof, the

partners and associates of each of Fasken Martineau DuMoulin LLP and Cassels Brock & Blackwell LLP, as a group, beneficially own, directly or indirectly, less than 1% of the securities of the Company.

## INTERESTS OF EXPERTS

As of the date hereof, none of Larry B. Smith, R. Geo., C.P. Geo., Ross T. Griffiths, P.Eng., David R. Leslie, P.Eng., Francisco Roque, P.Eng., David A Holmes, R. Geo. (U.S.), Holmes Reserves LLC, AMEC Americas Limited or AMEC E&C Inc., each being companies or persons who have prepared reports relating to the Company's mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, and the directors, officers and employees in the aggregate, as applicable, of each of the aforementioned companies beneficially own, directly or indirectly, less than 1% of the securities of the Company.

The Company's auditors, PwC, have prepared the audit report accompanying the Annual Financial Statements. As of the date hereof, the Company's auditors, PwC, have reported that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

## EXCEPTIONS FROM NATIONAL INSTRUMENT 44-101

Pursuant to a decision of the Autorité des marches financiers dated February 27, 2007, the Company was granted relief from the requirement that all documents incorporated by reference into the preliminary short form prospectus must be in both the English and French languages. For purposes of this preliminary short form prospectus only, the Company is not required to file French versions of the documents incorporated herein by reference.

## PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

**AUDITORS' CONSENT**

We have read the short form prospectus of Polaris Minerals Corporation ("Polaris" or the "Company") dated <*>, 2007 relating to the issue and sale of 6,000,000 common shares of Polaris. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use, as incorporated by reference, in the above-mentioned prospectus of our report to the shareholders of Polaris on the consolidated balance sheets of the Company as at December 31, 2005 and 2004 and the consolidated statements of operations and deficits and cash flows for each of the years ended December 31, 2005 and 2004. Our report is dated February 27, 2006.

<*>

Chartered Accountants
Vancouver, Canada
<*>, 2007

## CERTIFICATE OF THE COMPANY

Dated: February 27, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) MARCO A. ROMERO
Chief Executive Officer

(Signed) LISA DEA
Chief Financial Officer

**On Behalf of the Board of Directors**

(Signed) ROMAN SHKLANKA
Director

(Signed) JOHN PURKIS
Director

## CERTIFICATE OF THE UNDERWRITERS

Dated: February 27, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

**GMP SECURITIES L.P.**

By: (Signed) Mark Wellings

| **CANACCORD CAPITAL CORPORATION** | **CIBC WORLD MARKETS INC.** | **ORION SECURITIES INC.** | **TD SECURITIES INC.** |
|---|---|---|---|
| By: (Signed) Jens Mayer | By: (Signed) David Scott | By: (Signed) Doug Bell | By: (Signed) Matthew D. Quinlan |

**WELLINGTON WEST CAPITAL MARKETS INC.**

By: (Signed) William Washington

**Fasken Martineau DuMoulin LLP** *
Barristers and Solicitors
Patent and Trade-mark Agents

Suite 2100
1075 Georgia Street West
Vancouver, British Columbia, Canada V6E 3G2

604 631 3131 Telephone
604 631 3232 Facsimile

www.fasken.com

FASKEN MARTINEAU

**Carole McCool**
Direct 604 631 4938
Facsimile 604 632 4938
cmccool@van.fasken.com

March 1, 2007
File No.: 258296.43

**FILED VIA SEDAR**

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Registrar of Securities, Department of Justice, Prince Edward Island
Office of the Administrator of Securities, Department of Justice, New Brunswick
Securities Division, Department of Justice, Newfoundland and Labrador

Dear Sirs/Mesdames:

**Re: SEDAR Project No. 1012719**

The Autorité des marchés financiers has been added as a recipient agency to the above SEDAR Project.

Yours truly,

**FASKEN MARTINEAU DuMOULIN LLP**

*"Carole McCool"*

Carole McCool
Paralegal, Corporate & Securities

cm

**Fasken Martineau DuMoulin LLP** *
Barristers and Solicitors
Patent and Trade-mark Agents

Suite 2100
1075 Georgia Street West
Vancouver, British Columbia, Canada V6E 3G2

604 631 3131 Telephone
604 631 3232 Facsimile

www.fasken.com

FASKEN MARTINEAU

**Carole McCool**
Direct 604 631 4938
Facsimile 604 632 4938
cmccool@van.fasken.com

March 1, 2007
File No.: 258296.43

**FILED VIA SEDAR**

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Registrar of Securities, Department of Justice, Prince Edward Island
Office of the Administrator of Securities, Department of Justice, New Brunswick
Securities Division, Department of Justice, Newfoundland and Labrador

Dear Sirs/Mesdames:

**Re: SEDAR Project No. 1012721**

The Autorité des marchés financiers has been added as a recipient agency to the above SEDAR Project.

Yours truly,

**FASKEN MARTINEAU DuMOULIN LLP**

*"Carole McCool"*

Carole McCool
Paralegal, Corporate & Securities

cm

DM_VAN/258296-00043/6641216.1

**Fasken Martineau DuMoulin LLP** *
Barristers and Solicitors
Patent and Trade-mark Agents

Suite 2100
1075 Georgia Street West
Vancouver, British Columbia, Canada V6E 3G2

604 631 3131 Telephone
604 631 3232 Facsimile

www.fasken.com

**Carole McCool**
Direct 604 631 4938
Facsimile 604 632 4938
cmccool@van.fasken.com

March 1, 2007
File No.: 258296.43

**FILED VIA SEDAR**

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Registrar of Securities, Department of Justice, Prince Edward Island
Office of the Administrator of Securities, Department of Justice, New Brunswick
Securities Division, Department of Justice, Newfoundland and Labrador

Dear Sirs/Mesdames:

**Re: SEDAR Project No. 1012721**

The Autorité des marchés financiers has been added as a recipient agency to the above SEDAR Project.

Yours truly,

**FASKEN MARTINEAU DuMOULIN LLP**

*"Carole McCool"*

Carole McCool
Paralegal, Corporate & Securities

cm

DM_VAN/258296-00043/6641216.1

**Fasken Martineau DuMoulin LLP** *
Barristers and Solicitors
Patent and Trade-mark Agents

Suite 2100
1075 Georgia Street West
Vancouver, British Columbia, Canada V6E 3G2

604 631 3131 Telephone
604 631 3232 Facsimile

www.fasken.com

**FASKEN MARTINEAU**



**Carole McCool**
Direct 604 631 4938
Facsimile 604 632 4938
cmccool@van.fasken.com

March 1, 2007
File No.: 258296.43

**FILED VIA SEDAR**

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Registrar of Securities, Department of Justice, Prince Edward Island
Office of the Administrator of Securities, Department of Justice, New Brunswick
Securities Division, Department of Justice, Newfoundland and Labrador

Dear Sirs/Mesdames:

**Re: SEDAR Project No. 1012730**

The Autorité des marchés financiers has been added as a recipient agency to the above SEDAR Project.

Yours truly,

**FASKEN MARTINEAU DuMOULIN LLP**

*"Carole McCool"*

Carole McCool
Paralegal, Corporate & Securities

cm

**Fasken Martineau DuMoulin LLP** *
Barristers and Solicitors
Patent and Trade-mark Agents

Suite 2100
1075 Georgia Street West
Vancouver, British Columbia, Canada V6E 3G2

604 631 3131 Telephone
604 631 3232 Facsimile

www.fasken.com

FASKEN MARTINEAU

**Carole McCool**
Direct 604 631 4938
Facsimile 604 632 4938
cmccool@van.fasken.com

March 1, 2007
File No.: 258296.43

**FILED VIA SEDAR**

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Registrar of Securities, Department of Justice, Prince Edward Island
Office of the Administrator of Securities, Department of Justice, New Brunswick
Securities Division, Department of Justice, Newfoundland and Labrador

Dear Sirs/Mesdames:

**Re: SEDAR Project No. 1012884**

The Autorité des marchés financiers has been added as a recipient agency to the above SEDAR Project.

Yours truly,

**FASKEN MARTINEAU DuMOULIN LLP**

*"Carole McCool"*

Carole McCool
Paralegal, Corporate & Securities

cm

DM_VAN/258296-00043/6641216.1

**Fasken Martineau DuMoulin LLP** *
Barristers and Solicitors
Patent and Trade-mark Agents

Suite 2100
1075 Georgia Street West
Vancouver, British Columbia, Canada V6E 3G2

604 631 3131 Telephone
604 631 3232 Facsimile

www.fasken.com

FASKEN MARTINEAU

SEC MAIL PROCESSING SECTION
RECEIVED
APR 30 2007
WASH, D.C.
186

**Carole McCool**
Direct 604 631 4938
Facsimile 604 632 4938
cmccool@van.fasken.com

March 1, 2007
File No.: 258296.43

**FILED VIA SEDAR**

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Registrar of Securities, Department of Justice, Prince Edward Island
Office of the Administrator of Securities, Department of Justice, New Brunswick
Securities Division, Department of Justice, Newfoundland and Labrador

Dear Sirs/Mesdames:

**Re: SEDAR Project No. 910136**

The Autorité des marchés financiers has been added as a recipient agency to the above SEDAR Project.

Yours truly,

**FASKEN MARTINEAU DuMOULIN LLP**

*"Carole McCool"*

Carole McCool
Paralegal, Corporate & Securities

cm

RECEIVED
2007 MAY -2 A 7:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DM_VAN/258296-00043/6641216.1

**Fasken Martineau DuMoulin LLP** *
Barristers and Solicitors
Patent and Trade-mark Agents

Suite 2100
1075 Georgia Street West
Vancouver, British Columbia, Canada V6E 3G2

604 631 3131 Telephone
604 631 3232 Facsimile

www.fasken.com

RECEIVED

**FASKEN MARTINEAU**

**Carole McCool**
Direct 604 631 4938
Facsimile 604 632 4938
cmccool@van.fasken.com

March 1, 2007
File No.: 258296.43

**FILED VIA SEDAR**

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Registrar of Securities, Department of Justice, Prince Edward Island
Office of the Administrator of Securities, Department of Justice, New Brunswick
Securities Division, Department of Justice, Newfoundland and Labrador

Dear Sirs/Mesdames:

**Re: SEDAR Project No. 910183**

The Autorité des marchés financiers has been added as a recipient agency to the above SEDAR Project.

Yours truly,

**FASKEN MARTINEAU DuMOULIN LLP**

*"Carole McCool"*

Carole McCool
Paralegal, Corporate & Securities

cm

DM_VAN/258296-00043/6641216.1

**Fasken Martineau DuMoulin LLP** *
Barristers and Solicitors
Patent and Trade-mark Agents

Suite 2100
1075 Georgia Street West
Vancouver, British Columbia, Canada V6E 3G2

604 631 3131 Telephone
604 631 3232 Facsimile

www.fasken.com

FASKEN MARTINEAU

**Carole McCool**
Direct 604 631 4938
Facsimile 604 632 4938
cmccool@van.fasken.com

March 1, 2007
File No.: 258296.43

**FILED VIA SEDAR**

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Registrar of Securities, Department of Justice, Prince Edward Island
Office of the Administrator of Securities, Department of Justice, New Brunswick
Securities Division, Department of Justice, Newfoundland and Labrador

Dear Sirs/Mesdames:

**Re: SEDAR Project No. 910195**

The Autorité des marchés financiers has been added as a recipient agency to the above SEDAR Project.

Yours truly,

**FASKEN MARTINEAU DuMOULIN LLP**

*"Carole McCool"*

Carole McCool
Paralegal, Corporate & Securities

cm

**Fasken Martineau DuMoulin LLP** *
Barristers and Solicitors
Patent and Trade-mark Agents

Suite 2100
1075 Georgia Street West
Vancouver, British Columbia, Canada V6E 3G2

604 631 3131 Telephone
604 631 3232 Facsimile

www.fasken.com

FASKEN MARTINEAU

**Carole McCool**
Direct 604 631 4938
Facsimile 604 632 4938
cmccool@van.fasken.com

March 1, 2007
File No.: 258296.43

**FILED VIA SEDAR**

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Registrar of Securities, Department of Justice, Prince Edward Island
Office of the Administrator of Securities, Department of Justice, New Brunswick
Securities Division, Department of Justice, Newfoundland and Labrador

Dear Sirs/Mesdames:

**Re: SEDAR Project No. 910199**

The Autorité des marchés financiers has been added as a recipient agency to the above SEDAR Project.

Yours truly,

**FASKEN MARTINEAU DuMOULIN LLP**

*"Carole McCool"*

Carole McCool
Paralegal, Corporate & Securities

cm

DM_VAN/258296-00043/6641216.1

**Fasken Martineau DuMoulin LLP** *
Barristers and Solicitors
Patent and Trade-mark Agents

Suite 2100
1075 Georgia Street West
Vancouver, British Columbia, Canada V6E 3G2

604 631 3131 Telephone
604 631 3232 Facsimile

www.fasken.com

FASKEN MARTINEAU

**Carole McCool**
Direct 604 631 4938
Facsimile 604 632 4938
cmccool@van.fasken.com

March 1, 2007
File No.: 258296.43

**FILED VIA SEDAR**

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Registrar of Securities, Department of Justice, Prince Edward Island
Office of the Administrator of Securities, Department of Justice, New Brunswick
Securities Division, Department of Justice, Newfoundland and Labrador

Dear Sirs/Mesdames:

**Re: SEDAR Project No. 921369**

The Autorité des marchés financiers has been added as a recipient agency to the above SEDAR Project.

Yours truly,

**FASKEN MARTINEAU DuMOULIN LLP**

*"Carole McCool"*

Carole McCool
Paralegal, Corporate & Securities

cm

DM_VAN/258296-00043/6641216.1

**Fasken Martineau DuMoulin LLP** *
Barristers and Solicitors
Patent and Trade-mark Agents

Suite 2100
1075 Georgia Street West
Vancouver, British Columbia, Canada V6E 3G2

604 631 3131 Telephone
604 631 3232 Facsimile

www.fasken.com

FASKEN MARTINEAU

**Carole McCool**
Direct 604 631 4938
Facsimile 604 632 4938
cmccool@van.fasken.com

March 1, 2007
File No.: 258296.43

**FILED VIA SEDAR**

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Registrar of Securities, Department of Justice, Prince Edward Island
Office of the Administrator of Securities, Department of Justice, New Brunswick
Securities Division, Department of Justice, Newfoundland and Labrador

Dear Sirs/Mesdames:

**Re: SEDAR Project No. 910168**

The Autorité des marchés financiers has been added as a recipient agency to the above SEDAR Project.

Yours truly,

**FASKEN MARTINEAU DuMOULIN LLP**

*"Carole McCool"*

Carole McCool
Paralegal, Corporate & Securities

cm

**Fasken Martineau DuMoulin LLP** *
Barristers and Solicitors
Patent and Trade-mark Agents

Suite 2100
1075 Georgia Street West
Vancouver, British Columbia, Canada V6E 3G2

604 631 3131 Telephone
604 631 3232 Facsimile

www.fasken.com

FASKEN MARTINEAU

**Carole McCool**
Direct 604 631 4938
Facsimile 604 632 4938
cmccool@van.fasken.com

March 1, 2007
File No.: 258296.43

**FILED VIA SEDAR**

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Registrar of Securities, Department of Justice, Prince Edward Island
Office of the Administrator of Securities, Department of Justice, New Brunswick
Securities Division, Department of Justice, Newfoundland and Labrador

Dear Sirs/Mesdames:

**Re: SEDAR Project No. 1056051**

The Autorité des marchés financiers has been added as a recipient agency to the above SEDAR Project.

Yours truly,

**FASKEN MARTINEAU DuMOULIN LLP**

*"Carole McCool"*

Carole McCool
Paralegal, Corporate & Securities

cm

DM_VAN/258296-00043/6641216.1

**Fasken Martineau DuMoulin LLP** *
Barristers and Solicitors
Patent and Trade-mark Agents

Suite 2100
1075 Georgia Street West
Vancouver, British Columbia, Canada V6E 3G2

604 631 3131 Telephone
604 631 3232 Facsimile

www.fasken.com

**FASKEN MARTINEAU**

**Carole McCool**
Direct 604 631 4938
Facsimile 604 632 4938
cmccool@van.fasken.com

March 1, 2007
File No.: 258296.43

**FILED VIA SEDAR**

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Registrar of Securities, Department of Justice, Prince Edward Island
Office of the Administrator of Securities, Department of Justice, New Brunswick
Securities Division, Department of Justice, Newfoundland and Labrador

Dear Sirs/Mesdames:

**Re: SEDAR Project No. 1054413**

The Autorité des marchés financiers has been added as a recipient agency to the above SEDAR Project.

Yours truly,

**FASKEN MARTINEAU DuMOULIN LLP**

*"Carole McCool"*

Carole McCool
Paralegal, Corporate & Securities

cm

DM_VAN/258296-00043/6641216.1

**Fasken Martineau DuMoulin LLP** *
Barristers and Solicitors
Patent and Trade-mark Agents

Suite 2100
1075 Georgia Street West
Vancouver, British Columbia, Canada V6E 3G2

604 631 3131 Telephone
604 631 3232 Facsimile

www.fasken.com

FASKEN MARTINEAU

**Carole McCool**
Direct 604 631 4938
Facsimile 604 632 4938
cmccool@van.fasken.com

March 1, 2007
File No.: 258296.43

**FILED VIA SEDAR**

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Registrar of Securities, Department of Justice, Prince Edward Island
Office of the Administrator of Securities, Department of Justice, New Brunswick
Securities Division, Department of Justice, Newfoundland and Labrador

Dear Sirs/Mesdames:

**Re: SEDAR Project No. 879175**

The Autorité des marchés financiers has been added as a recipient agency to the above SEDAR Project.

Yours truly,

**FASKEN MARTINEAU DuMOULIN LLP**

*"Carole McCool"*

Carole McCool
Paralegal, Corporate & Securities

cm

**Fasken Martineau DuMoulin LLP** *
Barristers and Solicitors
Patent and Trade-mark Agents

Suite 2100
1075 Georgia Street West
Vancouver, British Columbia, Canada V6E 3G2

604 631 3131 Telephone
604 631 3232 Facsimile



**Carole McCool**
Direct 604 631 4938
Facsimile 604 632 4938
cmccool@van.fasken.com

March 1, 2007
File No.: 258296.43

**FILED VIA SEDAR**

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Registrar of Securities, Department of Justice, Prince Edward Island
Office of the Administrator of Securities, Department of Justice, New Brunswick
Securities Division, Department of Justice, Newfoundland and Labrador

Dear Sirs/Mesdames:

**Re: SEDAR Project No. 1054400**

The Autorité des marchés financiers has been added as a recipient agency to the above SEDAR Project.

Yours truly,

**FASKEN MARTINEAU DuMOULIN LLP**

*"Carole McCool"*

Carole McCool
Paralegal, Corporate & Securities

cm

DM_VAN/258296-00043/6641216.1

**British Columbia Securities Commission**

BCSC

SEDAR Electronic Correspondence

P. O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2 CANADA
Telephone: (604) 899-6500
Fax: (604) 899-6506
(BC only) 1-800-373-6393

**IN THE MATTER OF NATIONAL POLICY 43-201 MUTUAL RELIANCE REVIEW SYSTEM FOR PROSPECTUSES**

**AND**

**IN THE MATTER OF**

***POLARIS MINERALS CORPORATION***

**DECISION DOCUMENT**

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of **British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador** have been issued for a preliminary **short form prospectus** of the above issuer dated February 27, 2007.

DATED at Vancouver, British Columbia on February 27, 2007.

*Michael L. Moretto*

Michael L. Moretto, CA
Manager
Corporate Finance

**Note:**
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project No.: 1056524

g:\corpfin\sc\MM\1056524P
Preliminary

NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

*Bus:* 902-424-7768
*Fax:* 902-424-4625
Website: www.gov.ns.ca/nssc

**IN THE MATTER OF THE SECURITIES ACT**
**R.S.N.S. 1989, CHAPTER 418, AS AMENDED**

**AND**

**IN THE MATTER OF**

**Polaris Minerals Corporation**

---

Receipt for a Preliminary Short Form Prospectus dated **February 27, 2007** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this **27th** day of **February, 2007**.

"*J. William Slattery*"

J. William Slattery, C.A.
Deputy Director, Corporate Finance

**NOTE**: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project # 1056524

18

*This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale therein and only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.* ***Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada.*** *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Polaris Minerals Corporation at 999 West Hastings Street, Suite 1780, Vancouver, British Columbia, Canada V6C 2W2, Telephone: (604) 915-5000, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the secretary of theissuer at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

***The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended ("1933 Act"). Accordingly, except as permitted under the Underwriting Agreement, these securities may not be offered or sold within the United States of America, or to, or for the account or benefit of a U.S. person as defined in Regulation S under the 1933 Act, and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".***



**Short Form Prospectus**

**New Issue** **March 9, 2007**

**Polaris**
MINERALS CORPORATION



# 6,000,000 Common Shares

# Cdn$54,000,000

This short form prospectus (the "prospectus") qualifies the distribution of 6,000,000 common shares ("Common Shares") of Polaris Minerals Corporation (the "Company") which are being offered and sold pursuant to the terms of an underwriting agreement (the "Underwriting Agreement") dated February 27, 2007 among the Company and GMP Securities L.P., Canaccord Capital Corporation, CIBC World Markets Inc., Orion Securities Inc., TD Securities Inc. and Wellington West Capital Markets Inc. (collectively, the "Underwriters"). See "*Plan of Distribution*".

| | Cdn$9.00 per Common Share | | |
|---|---|---|---|
| | **Price to Public** | **Commission to Underwriters** | **Net Proceeds to the Company [(1)]** |
| Per Common Share | Cdn$9.00 | Cdn$0.45 | Cdn$8.55 |
| Total [(2)] | Cdn$54,000,000 | Cdn$2,700,000 | Cdn$51,300,000 |

(1) Before deduction of the legal, accounting and administrative expenses of this offering payable by the Company and estimated to be Cdn$400,000, which will be paid from the net proceeds of the sale of the Common Shares offered hereunder. See "*Use of Proceeds*".

(2) The Company granted to the Underwriters an over-allotment option (the "Option") to purchase up to an additional 900,000 Common Shares at the offering price of Cdn$9.00 per Common Share (the "Offering Price"), exercisable for a period of 30 days from (and including) the closing date of the offering. If the Option is exercised in full, the total Price to the Public, Commission to Underwriters and Net Proceeds to the Company will be Cdn$62,100,000, Cdn$3,105,000 and Cdn$58,995,000 respectively. This prospectus also qualifies the distribution of the Option and the additional Common Shares issuable upon the exercise of the Option. See "*Plan of Distribution*".

| Underwriters' Position | Number of securities held | Exercise period | Exercise price |
|---|---|---|---|
| Option | Option to acquire 900,000 Common Shares | Exercisable for a period of 30 days from (and including) the Closing Date | Cdn$9.00 |

The price of the Common Shares offered hereunder was determined by negotiation between the Company and the Underwriters. The Underwriters, as principals, conditionally offer these securities, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "*Plan of Distribution*".

Subscriptions for the Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that definitive certificates evidencing the Common Shares offered hereunder will be available for delivery at closing, which is expected to occur on or about March 15, 2007 or such later date as the Company and the Underwriters may agree, but in any event not later than March 22, 2007 (the "Closing Date"). Subject to applicable laws, the Underwriters may effect transactions intended to stabilize or maintain the market price for the common shares of the Company at levels above that which might otherwise prevail in the open market. See "*Plan of Distribution*". Certain legal matters relating to the Common Shares will be passed upon by Fasken Martineau DuMoulin LLP, on behalf of the Company, and by Cassels Brock & Blackwell LLP, on behalf of the Underwriters.

The outstanding common shares of the Company are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "PLS". The closing price of the common shares of the Company on the TSX on February 21, 2007, the day prior to the pricing of the Common Shares, was Cdn$9.30. On March 8, 2007, the closing price of the Common Shares on the TSX was Cdn.$9.10. The TSX has conditionally approved the listing of the Common Shares offered hereunder. Listing is subject to the Company fulfilling all of the requirements of the TSX on or before May 28, 2007.

**An investment in the Common Shares should be considered speculative due to the nature of the Company's business. The risk factors outlined or incorporated by reference in this prospectus should be carefully reviewed and considered by prospective purchasers in connection with an investment in the Common Shares. See "*Risk Factors*".**

The Common Shares offered hereby will be eligible for investment under certain statutes as described herein under "*Eligibility for Investment*".

Unless the context otherwise requires, references to the "Company", "we", "us" or "our" include Polaris Minerals Corporation and each of its subsidiaries. Reference to "Polaris" means Polaris Minerals Corporation. Unless the context otherwise requires, references to "Common Shares" include all of the common shares of Polaris, including the common shares of Polaris offered and qualified hereunder.

The Company's head office is located at 999 West Hastings Street, Suite 1780, Vancouver, British Columbia, Canada V6C 2W2. The Company's registered office is located at 1075 West Georgia Street, Suite 2100, Vancouver, British Columbia, Canada V6E 3G2.

TABLE OF CONTENTS

## ELIGIBILITY FOR INVESTMENT

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Company, and Cassels Brock & Blackwell LLP, counsel to the Underwriters, as of the date hereof, the Common Shares are qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans under the *Income Tax Act* (Canada) (the "Tax Act").

## DOCUMENTS INCORPORATED BY REFERENCE

**Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company, at 999 West Hastings Street, Suite 1780, Vancouver, British Columbia, Canada V6C 2W2, Telephone: (604) 915-5000. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval, which can be accessed online at www.sedar.com.

The following documents, which the Company has filed with securities commissions or similar authorities in Canada, are specifically incorporated by reference and form an integral part of this prospectus:

(a) the unaudited consolidated interim financial statements of the Company for the three months and nine months ended September 30, 2006 and 2005 and the notes thereto (the "Interim Financial Statements"), together with the management's discussion and analysis ("MD&A") for such Interim Financial Statements;

(b) the audited consolidated financial statements of the Company, the notes thereto and the auditors report thereon for the fiscal years ended December 31, 2005 and 2004 (the "Annual Financial Statements"), together with the MD&A for such Annual Financial Statements;

(c) the management information circular as at and dated March 30, 2006 prepared in connection with the annual and special meeting of shareholders of the Company held on May 16, 2006;

(d) the annual information form of the Company for the fiscal year ended December 31, 2005, dated March 30, 2006 (the "AIF");

(e) the Summary, being Sections 1.1 to 1.10 inclusive, and Section 5.0 (Accessibility, Climate, Local Resources, Infrastructure and Physiography), Section 6.0 (History), Section 7.0 (Geographical Setting), Section 10.0 (Exploration), Section 11.1 (Drilling), Section 12.0 (Sampling Method and Approach), and Section 13.0 (Sample Preparation, Analysis and Security) of National Instrument 43-101 – Standards of Disclosure for Mineral Projects Technical Report relating to the Eagle Rock Quarry Project (as defined below) dated November 18, 2005 as prepared by Larry B. Smith, R. Geo., C.P. Geo;

(f) the material change report of the Company dated January 13, 2006 in respect of the closing of the Company's initial public offering (the "IPO");

(g) the material change report of the Company dated February 3, 2006 in respect of the election of the syndicate of agents to exercise the over-allotment option in connection with the Company's IPO;

(h) the material change report of the Company dated February 22, 2007 in respect of the commencement of production of the Orca Quarry (as defined below); and

(i) the material change report of the Company dated February 26, 2007 in respect of the announcement of this offering, this offering being extended into the Province of Québec, and the Company's application for a licence of occupation in respect of the Cougar Deposit (as defined below).

Any document of the type referred to in the preceding paragraphs (excluding confidential material change reports) filed by the Company with a securities commission or any similar authority in Canada after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this prospectus.

**Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this prospectus.**

## FORWARD-LOOKING STATEMENTS AND RISK FACTORS

Certain statements in this prospectus and the information incorporated herein by reference constitute "forward-looking statements". Such forward-looking statements include, without limitation, statements evaluating the market and general economic conditions and discussing future-oriented costs, expenditures and other financial or operating performances. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases or words and phrases that state or indicate that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. While the Company has based these forward-looking statements on its current expectations about future events, the statements are not guarantees of the Company's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors include amongst others the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgements in the course of preparing forward-looking statements. Specific reference is made to the risks described herein under the heading "*Risk Factors*" and to the AIF for a discussion of these and other sources of factors underlying forward-looking statements. In light of these factors, the forward-looking events discussed in this prospectus might not occur. Further, although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. As there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, readers should not place undue reliance on forward-looking statements.

Furthermore, the AIF, which is incorporated by reference herein, includes Californian construction aggregates market and California industry data that has been obtained from third party sources, including industry publications, as well as industry data prepared by management on the basis of its knowledge of and experience in these markets. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although believed to be reliable, none of management of the Company or the Underwriters has independently verified any of the data from third party sources.

Investment in the Common Shares involves a high degree of risk and should be regarded as speculative due to the nature of the Company's business. The Company has incurred losses and expects to incur further losses. Accordingly, the information set out under "*Risk Factors*" and other information in this prospectus should be carefully considered before purchasing Common Shares of the Company. See "*Risk Factors*".

## CURRENCY AND EXCHANGE RATES

In this prospectus, references to "US$" are to United States dollars, and references to "$" or "Cdn$" are to Canadian dollars. The Company's financial statements are expressed in Canadian dollars, and other financial information (unless specified otherwise) contained in this prospectus is expressed in Canadian dollars.

The closing, high, low and average exchange rates reported by the Bank of Canada for the conversion of United States dollars to Canadian dollars, each based on the noon rate of exchange, for the periods indicated are set forth below.

| | Closing | High | Low | Average |
|---|---|---|---|---|
| Year ended December 31, 2006 | 1.1654 | 1.1670 | 1.1599 | 1.153 |
| Year ended December 31, 2005 | 1.1630 | 1.1687 | 1.1620 | 1.161 |
| Year ended December 31, 2004 | 1.2020 | 1.2055 | 1.1970 | 1.219 |

The Bank of Canada noon buying rate on March 8, 2007, for the purchase of one United States dollar using Canadian dollars, was $1.1801 (one Canadian dollar equalled US$0.8474).

## THE COMPANY

Polaris Minerals Corporation was incorporated on May 14, 1999, under the *Company Act* (British Columbia) and has been transitioned under, and continues to be subject to, the *Business Corporations Act* (British Columbia) (the "BCBCA"). The Company's head office is located at 999 West Hastings Street, Suite 1780, Vancouver, British Columbia, Canada V6C 2W2. The Company's registered office is located at 1075 West Georgia Street, Suite 2100, Vancouver, British Columbia, Canada V6E 3G2.

The following chart illustrates the Company's corporate structure, including all subsidiaries, jurisdictions of incorporation, and the percentage of voting securities held in each of the subsidiaries.



Polaris Minerals Corporation
British Columbia, Canada
100%
100%
100%
100%
100%
Hupacasath, Ucluelet and Tseshaht (in trust) First Nations (as to 10% each)
Quality Rock Holdings Ltd.
British Columbia, Canada
Polaris Aggregates Inc.
Nevada, USA
Quality Sand & Gravel Ltd.
British Columbia, Canada
North Island Sand & Gravel Ltd.
British Columbia, Canada
Polaris Materials Inc.
Delaware, USA
Namgis First Nation
30%(1)
70%
100%
88%
12%(1)
Eagle Rock Materials Ltd.
British Columbia, Canada
5329 Investments Ltd.
British Columbia, Canada
Orca Sand & Gravel Ltd.
British Columbia, Canada
12%
100%
100%
88%
Nominal as General Partner
Eagle Rock Aggregates, Inc.
Delaware, USA
Orca Finance Ltd.
British Columbia, Canada
Orca Sand & Gravel Limited Partnership
British Columbia, Canada


(1) This interest is held indirectly through wholly owned subsidiaries of the Company's First Nation Partners.

## BUSINESS OF THE COMPANY

Polaris, through its subsidiaries, is focused on the emerging trade of marine exports of construction aggregates from its coastal properties located on Vancouver Island, British Columbia, Canada to the coastal urban markets on the western seaboard of North America, particularly California, Hawaii and British Columbia.

Local production of construction aggregates in the Company's target markets is rapidly diminishing as operating quarries are depleted and new resources become more difficult to permit. Increasingly longer and more costly overland haulages to consumers to meet the supply shortfall are raising the prices of aggregate products in the target markets of San Francisco Bay, Los Angeles Basin, and San Diego. This supply gap and price escalation has created a market opportunity for producers along the west coast of British Columbia to ship high quality construction aggregates to those markets in large ocean-going bulk carriers. The Company, with its construction aggregates projects, contracted shipping, discharge, and sales arrangements, is well placed to take advantage of this opportunity.

In 2001, the Company retained David A. Holmes, R. Geo., of Holmes Reserves LLC in Colorado, USA ("Holmes") to prepare a study of the San Francisco Bay area and the Los Angeles Basin. David Holmes is independent of the Company and a "Qualified Person" as such term is defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). Mr. Holmes is a registered geologist in the states of California, Oregon and Washington. The study focused on the supply and demand balance in these markets, identified aggregate production sources, key consumers, and price trends. An updated assessment of market demand was prepared in 2003. In 2005, the Company requested Holmes to comprehensively update the report (the "2005 Market Report"), and expand it to include the southern California market of San Diego. The 2005 Market Report indicated that, based on the local California supply deficiency and the corresponding pressure on sales prices, the highest priority market for the Company's products was the San Francisco Bay area, followed by the Los Angeles Basin and San Diego. Subsequent research suggested that Ventura County, north of Los Angeles, offered an attractive market for coarse aggregates. Based on these studies, the Company's initial focus has been mainly on the San Francisco Bay area.

The Company's principal construction aggregates projects consist of an 88% interest in the Orca Sand & Gravel Project (the "Orca Project"), located near the town of Port McNeill on Vancouver Island, British Columbia, Canada and a 70% interest in the Eagle Rock Quarry Project (the "Eagle Rock Quarry"), a large granite resource located near Port Alberni on Vancouver Island, British Columbia, Canada. The Company is also constructing a terminal and discharge facility in the Port of Richmond, San Francisco Bay, USA (the "Richmond Terminal").

The Orca Project hosts three large coarse aggregate and fine aggregate sand and gravel deposits, namely the East Cluxewe, the Bear Creek and the West Cluxewe deposits.

The East Cluxewe and West Cluxewe deposits are situated on fee simple, private lands owned by Western Forest Products Inc. ("WFP") over which the Orca Partnership (as defined below) has entered into a *profit a prendre* to gain access to, and obtain rights to, the rock, stone and sand located thereon. The Bear Creek deposit is also fee simple private land owned by Island Timberlands LP ("Island Timberlands"). The Company has exclusive right to negotiate a lease with Island Timberlands prior to December 31, 2007 to gain access to, and obtain rights to, the rock, stone and sand located thereon. The Orca Project lands also lie within the asserted traditional territories of the Kwakiutl Band (the "Kwakiutl") and the Namgis First Nation (the "Namgis"). The East Cluxewe deposit and Bear Creek deposit lie within the asserted traditional territories of the Kwakiutl and the Namgis, whereas the West Cluxewe deposit is located in traditional territory asserted exclusively by the Kwakiutl.

The rights to the East Cluxewe deposit and the Bear Creek deposit are held by the Orca Sand & Gravel Limited Partnership (the "Orca Partnership") pursuant to a limited partnership agreement (the "Partnership Agreement") dated March 1, 2005, and amended and restated April 1, 2005, among the Namgis (as to 12%) and the Company (as to 88%), both as limited partners, and Orca Sand & Gravel Ltd., as the general partner of the Orca Partnership (the "Orca General Partner").

***Orca Quarry***

The Company began development of the East Cluxewe deposit, the associated process plant and ship loader (together, the "Orca Quarry") in early March of 2006 with land clearing and site preparation for the construction of the ship load-out conveyors and the sand and gravel processing plant. The Orca Quarry is designed and permitted to produce up to six million tonnes per year. On May 1, 2006, the Company entered into a foreshore lease with the Her Majesty the Queen in right of the Province of British Columbia (the "Crown") in respect of the ship loading facility. In the longer term, subject to further studies and permitting, the Company plans to exploit the adjacent Bear Creek and West Cluxewe deposits and ship those products to markets, using the process plant and ship loader located at the Orca Quarry site.

The Company engaged David A. Holmes, R. Geo. (U.S.) (a "Qualified Person" as such term is defined under NI 43-101 and who is independent of the Company) and AMEC Americas Limited in Calgary and Vancouver to prepare a NI 43-101 compliant technical report on the Orca Quarry dated October 7, 2005 (the "Orca AMEC Report"). Mr. Holmes is employed by Holmes Reserves LLC in Colorado, USA. The Orca AMEC Report provides an independent technical review of the mineral resources and mineral reserves, operations, and development of the Orca Project as at October 7, 2005. The Orca AMEC Report does not analyse the Bear Creek or West Cluxewe deposits. Information of a scientific or technical nature regarding the Orca Project is summarized, derived or extracted from the Orca AMEC Report and referenced in the AIF.

On February 20, 2007, the Company announced that production has commenced at the Orca Quarry. See "*Recent Developments*". Furthermore, as of the date hereof, the Company expects capital cost savings for the Orca Project in the approximate amount of US$9.1 million through a redesign of the Richmond Terminal for a projected cost of approximately

US$27.4 million. Accordingly, investors should not rely on the disclosure on pages 29 to 37 of the AIF under the heading "Economic Analysis" and the information relating to the infrastructure of the Orca Project contained in the AIF as this information is historic in nature and may not reflect a current economic and infrastructure analysis. AMEC Americas Limited has not undertaken an independent review of the developments of the Orca Project since the date of the Orca AMEC Report.

The resource figures for the Orca Project, as at the date of the Orca AMEC Report, are as follows. The resource estimates for the East Cluxewe deposit were prepared by Ross T. Griffiths, P.Eng. of AMEC Americas Limited pursuant to the Orca AMEC Report, while those calculated for the Bear Creek deposit and West Cluxewe deposit were prepared by other Qualified Persons. As of the date hereof, Mr. Griffiths is employed with AMEC Americas Limited. For a complete description of assumptions, qualifications and procedures associated with the information in the Orca AMEC Report, reference should be made to the full text of the report that is available for review on SEDAR.

| | **Tonnage (Mt)** | | | |
|---|---|---|---|---|
| Name | Inferred Resources(1) | Indicated Resources(1) | Measured Resources(1) | Indicated & Measured Resources |
| East Cluxewe deposit(2) | | | | |
| Stratum A (Coarse Aggregate) | — | 17.5 | 85.8 | 103.3 |
| Stratum B (Fine Aggregate) | — | 6.8 | 24 | 30.8 |
| Total | — | 24.3 | 109.8 | 134.1 |
| Bear Creek deposit(3) | 34.0 | 22.5 | 14.7 | 37.2 |
| West Cluxewe deposit(3) | 4.0 | 14.0 | 20.0 | 34.0 |

**Notes:**

(1) Mineral resources are not mineral reserves and do not have demonstrated economic viability. The mineral resources have been categorized in accordance with the classifications defined by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM").

(2) The estimates with respect to the East Cluxewe deposit are taken from the Orca AMEC Report.

(3) A Qualified Person has verified the data relating to this deposit.

The reserves figures of the Orca Quarry as derived from the Orca AMEC Report, as at the date of the Orca AMEC Report, are set out in the table below. For a complete description of assumptions, qualifications and procedures associated with the information in the Orca AMEC Report, reference should be made to the full text of the report that is available for review on SEDAR.

| | **Tonnage (Mt)** | | |
|---|---|---|---|
| Name | Probable Reserves | Proven Reserves(1) | Proven & Probable Reserves |
| East Cluxewe Deposit | | | |
| Stratum A (Coarse Aggregate) | 16.6 | 78 | 94.6(2) |
| Stratum B (Fine Aggregate) | 6.5 | 20.5 | 27(3) |
| Total | 23.1 | 98.5 | 121.6 |

**Notes:**

(1) The mineral reserves have been categorized in accordance with the classifications defined by CIM. Mineral reserves are a subset of the mineral resource numbers. The two quantities cannot be added together or combined in any way.

(2) Represents 77.8% of the total.

(3) Represents 22.2% of the total.

***Eagle Rock Quarry***

The Company owns 70% of the Eagle Rock Quarry, a large granodiorite resource deposit located on deep tidewater south of Port Alberni on Vancouver Island, British Columbia with the other 30% held by the Hupacasath (indirectly), Ucluelet (indirectly) and Tseshaht (in trust) First Nations as to 10% each. It is located on land held by the Crown within the asserted traditional territories of the Hupacasath, Tseshaht, and Ucluelet First Nations. In October 2002, Polaris, through its subsidiary, Quality Rock Holdings Ltd., and subsidiaries of the Hupacasath and the Ucluelet First Nations, executed a

shareholders agreement (the "Eagle Rock Shareholders Agreement") governing the affairs of Eagle Rock Materials Ltd. ("Eagle Rock Materials") and the Eagle Rock Quarry. Eagle Rock Materials holds a 50 year crown lease for the exploitation of crushed rock and sand and gravel resources and covers 339 hectares. Eagle Rock Materials has also applied for a foreshore lease from the Port Alberni Port Authority over a portion of the adjacent foreshore where the ship loading facility would be developed. The directors of the Port Alberni Port Authority have approved the lease, in principle, and negotiations of the commercial terms for the lease are in progress. Although the Company anticipates that it will enter into such foreshore lease, no definitive agreement has been reached in this regard and accordingly no assurance can be given that such agreement will be reached.

A mine permit was obtained for the Eagle Rock Quarry in 2003 and the Company is seeking market outlets that would support the development of the Eagle Rock Quarry to produce crushed rock construction aggregate products on site. Products would also be shipped in bulk carriers to coastal urban markets in the Pacific. The Company believes that demand for those products may develop in time and as such, intends to use a portion of the net proceeds from this offering to fund the further advancement and development of the Eagle Rock Quarry and related infrastructure. See "*Use of Proceeds*".

The Company engaged Larry B. Smith, R. Geo., C.P. Geo. (who is a "Qualified Person" as such term is defined under NI 43-101 and is independent of the Company) to prepare a NI 43-101 compliant technical report on the Eagle Rock Quarry dated November 18, 2005 (the "Eagle Rock AMEC Report"). Mr. Smith is employed by AMEC E&C Inc. in Glendale, Arizona. The Eagle Rock AMEC Report provides an independent technical review of the mineral resources, operations, and development of the Eagle Rock Quarry as at November 18, 2005. For more detailed information regarding the Eagle Rock Quarry, please refer to those sections of the Eagle Rock AMEC Report incorporated by reference herein. See "*Documents Incorporated by Reference*".

The resource figures for the Eagle Rock Quarry are as follows, as of April 4, 2002. As of the date of the Eagle Rock AMEC Report, these figures have not changed. For a complete description of assumptions, qualifications and procedures associated with the information in the Eagle Rock AMEC Report, reference should be made to the full text of the report that is available for review on SEDAR.

| | **Tonnage (Mt)** | | | |
|---|---|---|---|---|
| Name | Inferred Resources(1) | Indicated Resources(1) | Measured Resources(1) | Indicated & Measured Resources |
| Eagle Rock Quarry(2)(3)(4) ............................................ | — | 448.9 | 238.0 | 686.9 |

**Notes:**

(1) Mineral resources are not mineral reserves and do not have demonstrated economic viability. The mineral resources and reserves have been categorized in accordance with the classifications defined by CIM.

(2) A Qualified Person has verified the data relating to this deposit.

(3) Bulk density value = 2.66; Mineral Resource calculated only to 75 m elevation.

(4) Quality of Mineral Resources – Samples tested as of the date of the Eagle Rock AMEC Report meet specifications for concrete, Portland cement and asphalt aggregate.

***Richmond Terminal and Other Discharge Points***

The Company is constructing the Richmond Terminal, a terminal and discharge facility in the Port of Richmond, San Francisco Bay. In September 2004, the Company, through Eagle Rock Aggregates, Inc. ("Eagle Rock Aggregates"), leased (the "Richmond Terminal Lease") land on which to construct the Richmond Terminal from Levin Enterprises, Inc. The Richmond Terminal Lease has a term of 20 years following the construction of the Richmond Terminal, with two 10 year extensions, exercisable at the Company's option. The Richmond Terminal Lease has an annual base rent and a throughput royalty that is based on the volume of material passing through the facility. The annual rent and royalty rates will be adjusted annually for cost inflation. In May 2004, the City of Richmond approved the Company's application for the construction and operation of the Richmond Terminal and, in February 2005, an environmental permit for the facility was granted by the San Francisco Bay Conservation and Development Commission. In 2006, all remaining permits for the commencement of construction were received including a building permit, storm water management permit and air emissions permit.

In February 2006, Eagle Rock Aggregates entered into a facilities use agreement with Pacific Atlantic Energy Inc. The agreement permits the Company to berth its vessels at Pacific Atlantic Energy Inc.'s wharf and discharge and convey construction aggregates from the wharf to the nearby Richmond Terminal.

A non-binding letter of interest has been received from the Port of Redwood City to negotiate for an aggregates discharge terminal site and the terms of the corresponding long-term lease. Geotechnical and environmental studies have been carried out and the Company plans to apply for an environmental permit for the facility, following the receipt of which, the Company plans to conclude negotiations for a long-term Lease with the Port of Redwood City.

In southern California, the Company is continuing discussions with the Port of San Diego and the Port of Hueneme in Ventura County with a view to identifying potential terminal sites and conducting initial technical and environmental evaluations. Both port authorities have expressed an interest in working with the Company to establish marine aggregates receiving, storage and distribution terminals, but no terms have been agreed upon and no assurance can be given that a definitive agreement will be reached in this regard.

***Sales Arrangements***

The Company intends to commence deliveries of sand and gravel products to San Francisco Bay in March 2007. See "*Recent Developments*". The Company's sales strategy has focused on the identification of potential long-term customers with the objective of securing either sales contracts or statements of intent. The Company is in discussions with third-party consumers, and to date, customers' reactions to the potential of supplies from the Orca Quarry have been generally positive. The Company anticipates achieving a balance between long-term contracted sales and shorter term arrangements. The Company believes this approach should provide flexibility and allow the Company to participate in any future increases in the sales prices of its construction aggregates products. Although the Company anticipates that it will enter into these sales arrangements, no definitive agreements have been reached in this regard and accordingly no assurance can be given that such agreements will be reached.

As of March 8, 2007, the Company entered into a 5 year sand and gravel products supply agreement with an arm's length third party concrete manufacturer located in British Columbia with shipments to commence to the lower mainland of British Columbia in the near future.

In October 2005, the Company, through Eagle Rock Aggregates, entered into a 20 year aggregates supply agreement ("ASA") with an arm's length third party construction aggregates consumer located in the north San Francisco Bay area (the "Consumer"). The ASA may be further extended by three 5-year periods, at the option of the Consumer. The ASA gives the Consumer the exclusive right to promote, market, resell and distribute sand and gravel within a defined territory. In return, the Company has the right to be the exclusive provider of imported sand and gravel to the Consumer within the same territory. The ASA provides for the purchase and supply of minimum annual volumes of sand and gravel from the Orca Quarry for distribution within a defined area of San Francisco Bay. The minimum annual sales of aggregates to be sold under the ASA are expected to account for approximately 55% of projected sales in the first year of operation and reduce to approximately 25% by the fourth year. Prices for the supply of sand and gravel pursuant to the ASA will be reviewed on an annual basis and adjusted to accommodate variations in the cost and changes in market prices for similar products within the San Francisco Bay area. See "*Risk Factors – The Company may not secure the construction aggregates sales volumes and prices intended for the Orca Quarry*".

***IPO and Debt Facility***

On January 10, 2006, the Company completed its IPO and listing of its common shares on the TSX, and raised gross proceeds of approximately $80 million. Concurrently with the completion of the IPO, the Company arranged a debt facility of up to US$47 million (the "Debt Facility") with Ingalls & Snyder LLC and a syndicate of lenders, which the Company subsequently elected to reduce to US$31 million, for the purposes of funding, indirectly, the development and operation of the Orca Quarry and the Richmond Terminal and the shipping, delivery and sale of products therefrom. Shortly thereafter, the Company made the decision to construct the Orca Quarry and the Richmond Terminal. As of the date hereof, approximately US$31.8 million (including accrued and unpaid interest) is owing by the Company under the Debt Facility. Pursuant to the terms of the Debt Facility, thirty days notice must be provided to the lenders prior to the repayment of such amounts. Assuming a repayment date of April 15, 2007, approximately US$32.3 million will be payable by the Company to pay down the Debt Facility in full. The Company intends to use a portion of the net proceeds from the offering hereunder to repay all amounts owing and payable under the Debt Facility. See "*Use of Proceeds*".

## RECENT DEVELOPMENTS

On February 23, 2007 Polaris announced that it has applied to the British Columbia Provincial Government for a license of occupation covering a promising sand and gravel deposit on northern Vancouver Island, British Columbia, known as the

Cougar Deposit (the "Cougar Deposit"). The application was made through one of Polaris' wholly-owned subsidiaries, North Island Sand & Gravel Ltd. The Cougar Deposit is located approximately 19 kilometres west of the Orca Quarry and 19 kilometres south of the Town of Port Hardy. Located on the shores of Rupert Inlet, a deep and navigable waterway, across the inlet from the former Island Copper Mine, the Company believes the Cougar Deposit is easily accessible by road and electrical power is available nearby. Limited geological mapping indicates that the site is overlain with extensive sand and gravel deposition. Preliminary observations by the Company suggest that the Cougar Deposit is similar in nature to that found at the Orca Quarry. The Company intends to use a portion of the net proceeds from this offering to initiate a quantitative and qualitative assessment of the Cougar Deposit in the summer of 2007 and in keeping with the Company's practices, Polaris will conduct a thorough consultative process with local First Nations and communities before advancing the Cougar Deposit.

On February 20, 2007, the Company announced that production has commenced at the Orca Quarry. Commissioning trials at the Orca Quarry have now demonstrated that the process plant supplied by Metso Minerals Canada Inc. has met the design performance criteria and consequently production has commenced to build product inventories. Customary fine-tuning of the operation will be ongoing. Construction of the ship-loader is now virtually completed, in anticipation of the arrival of the first Panamax vessel, which is expected to transport products from the Orca Quarry to markets in the United States before the end of March 2007.

In August, 2006 Eagle Rock Aggregates received a building permit for the construction of the Richmond Terminal. The complex foundation work for the Richmond Terminal has now been completed.

On March 30, 2006, the Company entered into an employment agreement with Lisa J. Dea, pursuant to which Ms. Dea was appointed Vice President, Finance and Chief Financial Officer of the Company. Ms. Dea's employment agreement provides for an annual base salary of $125,000 and an annual bonus, if any, to be determined by the board of directors of the Company. Ms. Dea may terminate her employment by providing three months' notice to the Company. If the Company terminates Ms. Dea's employment without just cause, she will be entitled to a sum equal to 12 months of her then current annual salary plus an amount equal to the cost of her employee benefits, other than bonus and incentive stock options, for such period. In the event of a "change of control", Ms. Dea will be entitled to severance pay in (a) an amount equal to two years' base salary plus the cost of two years' benefits other than bonus and incentive stock options if her employment is terminated by the Company or the successor corporation within one year of such change of control, or (b) an amount equal to one year's benefits other than bonus and incentive stock options if she resigns within one year of such change of control.

## RISK FACTORS

Investment in the Common Shares involves a high degree of risk and should be regarded as speculative due to the nature of the Company's business. The Company has incurred losses and expects to incur further losses. Prior to making an investment in the Common Shares, prospective investors should carefully consider the information described in this prospectus and documents incorporated by reference, including the risk factors set out below, the information contained in the section "*Forward-Looking Statements and Risk Factors*" and the information contained on pages 38 to 44 of the AIF. Such risk factors could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of the Company.

**The Company may not secure the construction aggregates sales volumes and prices intended for the Orca Quarry**

The value and price of the Common Shares, the Company's financial results, the Company's ability to service its debt, and the Company's development and quarrying activities may be significantly adversely affected if the Company does not secure the sales volumes and prices of construction aggregates intended for the Orca Quarry. Demand for construction aggregates products in the Company's target markets fluctuates and is affected by numerous factors beyond the Company's control such as private sector residential and commercial construction, and public sector construction, including roads, bridges, services, and other infrastructure. The supply of construction aggregates to the Company's target markets may also fluctuate and may be affected by new or expanded local production, or supplies of construction aggregates brought into the target markets by road, rail or vessel. Depending on the sales volumes and prices of construction aggregates, cash flow from quarrying operations may not be sufficient and the Company could be forced to discontinue production and may lose its interest in, or may be forced to sell, some or all of its properties. Future production from the Company's Orca Quarry is dependent on applicable construction aggregates sales volumes and prices being sufficient to make materials extraction from the Orca Quarry economic.

Pursuant to the ASA entered into by the Company with the Consumer, sales delivery schedules contemplate that approximately 40% of a fully-laden vessel will be discharged into the Consumer's barges at anchorage, and the balance is expected to be discharged and sold at the Richmond Terminal or into third party barges or land-based discharge terminals in California or elsewhere. There is no certainty that the Company will secure access to and sales from the third party terminal and, if not, it will need to seek alternative delivery and sales arrangements that may not be achieved or that may have an adverse effect on the Company's resultant operations and financial condition.

In addition to adversely affecting the Company's financial condition, declining construction aggregates sales volumes and prices can impact operations by requiring a reassessment of the feasibility of the Orca Quarry. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to the Orca Quarry. The need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

**The Company must secure access to discharge points and additional shipping volumes for its products**

The Company's business plan includes discharges of Orca Quarry construction aggregates to barges, the Richmond Terminal and to third party terminals. The Company has assumed that it will have access to a third party terminal from the inception of deliveries in 2007, but there is no certainty that such third party access will be available then or thereafter to meet the increasing deliveries and sales incorporated by the Company in the business plan. If the Company is unable to secure access to third party discharge terminals, or acquire its own discharge terminals, its revenues, operations and financial condition could be materially adversely affected.

When the Eagle Rock Shareholders Agreement was entered into in 2002, it did not contemplate the construction or use of the Richmond Terminal or other terminals by third parties (including the Orca Partnership) prior to the construction of the Eagle Rock Quarry. In addition, the Eagle Rock Shareholders Agreement did not contemplate the marketing, shipment and sale of construction aggregates from other projects prior to the commencement of operations at the Eagle Rock Quarry. Eagle Rock Aggregates, a subsidiary of Eagle Rock Materials, holds the Richmond Terminal Lease, the building permit for the Richmond Terminal, the corresponding easement and facilities use agreements, and the Company's other potential port interests. Eagle Rock Aggregates also holds the marketing interests of the Company, including the ASA and it is expected that it will continue to manage the Company's operations in the United States, including the shipment and sale of construction aggregates from the Orca Quarry.

The parties to the Eagle Rock Shareholders Agreement are negotiating the terms and conditions of an arrangement with respect to Eagle Rock Aggregates and the financing, construction, and operation of the Richmond Terminal, and the purchase, shipping, distribution and sales of construction aggregates from the Orca Partnership. There is no certainty when or if an agreement will be reached. Any dispute between the parties could delay or impair the further development and operation of the Orca Quarry.

The Company's freight contract has sufficient volume capacity to meet the Company's anticipated delivery and sales volumes of construction aggregates from the Orca Quarry to approximately 2010. Thereafter, the Company shall either have to secure additional committed volume capacity or spot shipments to meet anticipated higher volumes. If the Company is unable to secure the additional shipping volumes, or fails to meet the contracted annual minimum volumes, its revenues, operations and financial condition at that time could be materially adversely affected.

**The quarrying industry is competitive**

The quarrying industry is competitive and the Company faces strong competition from other quarrying companies, or prospective quarrying companies, in connection with the supply of construction aggregates to the Company's target markets. A number of these companies have greater financial resources, operational experience and technical capabilities than the Company. As a result of this competition, the Company may be unable to maintain quarrying operations on terms it considers acceptable or at all. Consequently, the Company's revenues, operations and financial condition could be materially adversely affected.

**Currency fluctuations may adversely affect the Company's revenues**

The effects on operating revenues and, hence, on cash flows, of the foreign exchange rate and the escalation of the Canadian dollar against the U.S. dollar are significant. The Company does not currently have any intention to enter into hedging contracts in connection with foreign currencies. The appreciation of the Canadian dollar against the U.S. dollar would decrease Canadian dollar sales proceeds, due to weaker U.S. dollars being converted into Canadian dollars, and could

materially and adversely affect the Company's Canadian dollar-reported profitability, results of operations and financial condition.

**The Company has no history of construction aggregates project development or operations**

The Company has not previously developed or operated a construction aggregates project. There is no assurance that the Company's projects will produce revenue, operate profitably or provide a return on investment in the future. There can be no assurance that the Company will not suffer significant losses in the near future or that the Company will ever be profitable.

**Government regulation may adversely affect the Company**

The Company's construction aggregates quarrying, processing, and development activities are subject to extensive laws governing prospecting, quarrying, development, production, taxes, labour standards and occupational health, quarry safety, waste disposal, toxic substances, land use, environmental protection and remediation, endangered and protected species, water use, land claims of First Nations and local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit, curtail or prevent production, development or exploration. Amendments to current laws, regulations and permits governing operations and activities of quarrying and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new quarrying properties. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail production, development or exploration.

**The Company's title to its properties may be subject to disputes or other claims including land title claims of First Nations**

Although the Company has exercised the usual due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. Title to and the area of resource claims may be disputed. The Company's construction aggregates property interests may be subject to prior unregistered agreements or transfers, native land claims, aboriginal rights, or, in the case of the Orca Quarry, treaty rights, and title may be affected by undetected defects. There may be valid challenges to the title of the Company's properties, which, if successful, could impair their development and/or operations.

First Nations in British Columbia have made claims of rights and title to substantial portions of land and water in the Province including areas where the Company's operations are situated, creating uncertainty as to the status of competing property rights. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors; however, such rights or title are not absolute and may be infringed by government in furtherance of a legislative objective, subject to meeting a justification test. However, a recent decision of the Supreme Court of Canada casts doubt on the ability of the Provincial Government's ability to justify infringements of treaty rights. The effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been clarified. First Nations are seeking settlements including compensation from governments with respect to these claims, and the effect of these claims cannot be estimated at this time. The Federal Government and Provincial Government have been seeking to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve many of these claims. Any settlements that may result from these negotiations may involve a combination of cash, resources, grants of conditional rights to gather food on public lands, and some rights of self-government. The issues surrounding aboriginal title and rights are not likely to be resolved by the Federal Government or Provincial Government in the near future.

In a landmark decision in late 2004, the Supreme Court of Canada determined that there is a duty on government to consult with and, where appropriate, accommodate First Nations where government decisions may impact on claimed, but as yet unproven, aboriginal rights or title. This decision also provided much needed clarification of the duties of consultation and accommodation. The Court found that third parties are not responsible for consultation or accommodation of aboriginal interests and that this responsibility lies with government. However, government permits, including environmental and mine permits will not be granted by provincial and federal agencies unless they are satisfied that the duty to consult and accommodate has been fully met. In 2005 the Supreme Court of Canada confirmed this duty exists with respect to claimed treaty rights. A recent decision of the Supreme Court of Canada casts doubt on the Provincial Government's ability to justify infringements of treaty rights.

The Tseshaht First Nation has asserted traditional rights and title over the Eagle Rock Quarry site. The Hupacasath First Nation and the Ucluelet First Nation, who are shareholders of Eagle Rock Materials, have also asserted traditional rights and title over the Eagle Rock Quarry site. The Company has agreed pursuant to the Eagle Rock Shareholders Agreement to seek the participation of the Tseshaht in the Eagle Rock Quarry. The Tseshaht have rejected the terms of the participation offered and have sought a royalty-based participation in the Eagle Rock Quarry. The terms of any participation have not been agreed upon, and the Tseshaht may, therefore, seek to dispute the Company's title in the Eagle Rock Quarry, despite the fact that the Company has received the environmental assessment certificate for the Eagle Rock Quarry and has no legal obligation to consult and accommodate the Tseshaht. Any such dispute could delay or, if resolved in a manner adverse to the Company, impair the development and operation of the Eagle Rock Quarry.

**Quarrying involves a high degree of risk**

Quarrying operations involve a degree of risk. The Company's operations will be subject to all the hazards and risks normally encountered in the development and production of construction aggregates, including, without limitation, unusual and unexpected geologic formations, seismic activity, pit-wall failures, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, quarries and other producing facilities, damage to life or property, environmental damage and legal liability. In addition to these risks stated above, processing operations are subject to various hazards, including, without limitation, equipment failure, labour disputes and industrial accidents. Should any of these risks occur, it may result in increased cost of production, delays, write-down of an industrial property, work stoppages, legal liability or injury or death to personnel, all of which may have an adverse effect on the Company's operations and financial condition.

**Construction aggregates resources are estimates only**

There is no certainty that the construction aggregates resource represented at the Company's properties will be realized or that such resource can be economically quarried. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Until a deposit is actually mined and processed, the quantity of construction aggregates resources must be considered as estimates only. There is a risk that the actual deposits encountered and the economic viability of the deposits may differ materially from the resource estimates. Any material change in quantity of construction aggregates resources may affect the economic viability of the Company's properties.

The volume of construction aggregates quarried and processed may not be the same as currently anticipated in the Company's resource estimates. Any material reductions in estimates of construction aggregates resources, or of the Company's ability to extract these construction aggregates, could have a material adverse effect on the Company's results of operations and financial condition.

**The Company may not secure its intended debt refinancing terms**

The Company has the right to prepay the loan under the Debt Facility in full at any time prior to the maturity date of January 1, 2012, and the Company intends to use a portion of the net proceeds from the Offering to repay all amounts outstanding, and payable upon providing thirty days notice, under the Debt Facility of approximately US$32.3 million. The advancement of the Company's other mineral properties will require additional financing in the future. There can be no assurance that the Company will be able to find additional financing upon terms and conditions acceptable to the Company.

**The Company currently depends on a single property**

The Company's only material mineral producing property is the East Cluxewe deposit. Unless the Company acquires or develops additional material properties or projects, the Company will be solely dependent upon the operation of the Orca Quarry for its revenue and profits, if any.

**The actual costs of reclamation are uncertain**

The actual costs of reclamation included in the Company's plan for the Orca Quarry are estimates only and may not represent the actual amounts required to complete all reclamation activity. It is not possible to determine the exact amount that will be required, and the amount that the Company is required to spend could be materially different than current estimates. Reclamation bonds or other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation over the life of the operation of the Orca Quarry. Although the Company has included estimated reclamation amounts in its plan for the Orca Quarry, it may be necessary to revise the planned expenditures, and the

operating plan for the Orca Quarry, in order to fund required reclamation activities. Any additional amounts required to be spent on reclamation may have a material adverse affect on the Company's financial condition and results of operations.

**The Company will require other construction aggregates resources in the future**

The Orca Quarry has an estimated quarry life of 25 years, which may not prove to be accurate. Because quarries have limited lives based on proven and probable construction aggregates reserves, in the longer term, the Company will have to replace and expand its construction aggregates resources as the Orca Quarry depletes. The Company's ability to maintain or increase its annual production of construction aggregates will be dependent almost entirely on its ability to bring new quarries into production.

**The Company's operations are subject to environmental risks**

All phases of the Company's operations are subject to federal, provincial and local environmental regulation in the various jurisdictions in which it operates which could potentially make operations expensive or prohibit them all together. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations or prevent operations all together. Environmental hazards may exist on the properties on which the Company holds and will hold interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with the Company's operations, which could potentially make operations expensive or prohibit them altogether. To the extent such future approvals are required and not obtained, the Company may be curtailed or prohibited from restarting or continuing its quarrying operations or from proceeding with planned exploration or development of construction aggregates properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in quarrying operations or in the development of construction aggregates properties may be required to compensate those suffering loss or damage by reason of the quarrying activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The Company is not insured against environmental risks.

**The Company does not insure against all risks**

The Company's insurance will not cover all the potential risks associated with a quarrying company's operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the quarrying industry on acceptable terms. The Company might also become subject to liability for environmental occurrences pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

**Certain groups are opposed to quarrying**

In North America there are organizations opposed to quarrying, particularly open pit quarries such as the Orca Quarry. The Company believes it has the support of representatives from the community and First Nation groups nearest the Orca Quarry and from various levels of government in British Columbia having jurisdiction over the Orca Quarry. Although the Company intends to comply with all environmental laws and permitting obligations in conducting its business, there is a risk that those opposed to its operation at the Orca Quarry will attempt to interfere with the Company's operations, whether by legal process, regulatory process or otherwise. Such interference could have an impact on the Company's ability to operate its properties in the manner that is most efficient or appropriate, if at all, and any such impact could materially adversely affect the financial condition and results of operations of the Company.

**The Company is dependent on its key personnel**

The Company is principally dependent upon certain of its executive management team, including its President and Chief Executive Officer. The loss of the services of its executive officers could have a material adverse effect on the Company. The Company's ability to manage its development and operating activities, and hence its success, will depend in large part on the efforts of its executive officers and other members of management of the Company. The Company faces intense competition for qualified personnel, and there can be no assurance that it will be able to attract and retain such personnel. The Company does not yet have in place formal programs for succession or training of management.

**The Company's growth will require new personnel**

The Company has experienced significant growth in its number of employees as a result of the development of its construction aggregate production and marine export business. The Company's ability to assimilate this new personnel will be critical to its performance. The Company will be required to recruit additional personnel and to train, motivate and manage its employees. The Company may also have to adopt and implement new systems in all aspects of its operations. There can be no assurance that the Company will be able to recruit or retain personnel required to execute its programs or to manage these changes successfully.

**The Company may not meet minimum freight contract volumes**

The Company's freight contract provides for minimum annual volumes of construction aggregates that increase substantially, particularly during the earlier years of the contract. If the Company is unable to secure sufficient sales volumes to meet those minimum freight volumes, its revenues, operations and financial condition could be materially adversely affected.

**The Company's operations may require further capital**

The quarrying, processing, and development of the Company's properties and Richmond Terminal may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of development or production of the Company's properties and the Richmond Terminal or even a loss of those property interests. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. Any future financing may be dilutive to existing shareholders.

**The Company's directors and officers may have conflicts of interest**

Certain of the directors and officers of the Company also serve as directors, officers and/or significant shareholders of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.

**The Company does not have a dividend history or policy**

No dividends on the Common Shares have been paid by the Company to date. Payment of any future dividends will be at the discretion of the Company's board of directors after taking into account many factors, including the Company's operating results, financial condition and current and anticipated cash needs.

## PLAN OF DISTRIBUTION

Pursuant to the terms of the Underwriting Agreement, the Company has agreed to sell and the Underwriters have severally agreed to purchase, as principal, on the Closing Date, 6,000,000 Common Shares at the Offering Price, payable in cash to the Company against delivery of the Common Shares, subject to the compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Company has also granted to the Underwriters the Option to purchase up to an additional 900,000 Common Shares at the Offering Price, exercisable for a period of 30 days from (and including) the Closing Date.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares if any of the Common Shares are purchased under the Underwriting Agreement. The Offering Price of the Common Shares was determined by negotiation between the Company and the Underwriters.

Pursuant to the Underwriting Agreement, the Company has agreed to pay to the Underwriters a commission equal to 5% of the gross proceeds from the issue and sale of the Common Shares and to reimburse the Underwriters for certain expenses relating to this offering. The Company has also agreed to indemnify the Underwriters against certain liabilities, including liabilities for misrepresentation in this prospectus, or contribute to payments that the Underwriters may be required to make in respect of those liabilities.

The Company further agreed that it will not, for a period of 90 days from the Closing Date without prior written consent of GMP Securities L.P., which consent is not be unreasonably withheld, authorize, issue or sell any Common Shares or securities convertible into Common Shares, except in conjunction with: (i) the grant or exercise of stock options and other similar issuances pursuant to the shares incentive plan of the Company and other share compensation arrangements; (ii) the exercise of outstanding warrants; (iii) obligations in respect of existing mineral property agreements; and (iv) the issuance of securities in connection with property or share acquisitions in the normal course of business.

The TSX has conditionally approved the listing of the Common Shares offered hereunder. Listing is subject to the Company fulfilling all of the requirements of the TSX on or before May 28, 2007.

Subscriptions for the Common Shares will be received, subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering will occur on the Closing Date, or such other date as may be agreed to by the Underwriters and the Company. Certificates in definitive form evidencing the Common Shares will be available for delivery at the closing.

Pursuant to the policies of certain Canadian securities regulators, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions. The Underwriters may rely on such exceptions on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the offer was not solicited during the period of distribution. Subject to the foregoing, the Underwriters may over-allot or effect transactions in connection with this offering intended to stabilize or maintain the market price of the Common Shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Offering in the United States

The Common Shares have not been and will not be registered under the 1933 Act, or the securities laws of any state, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons; except that the Underwriters may, through certain of their qualified U.S. broker-dealer affiliates, offer Common Shares and the Company may sell Common Shares to substituted purchasers in transactions that comply with exemptions from registration under the 1933 Act.

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Common Shares in the United States. The Underwriters have agreed that, except in certain transactions exempt from the registration requirements of the 1933 Act, they will not offer or sell within the United States or to, or for the account or benefit of, U.S. persons, the Common Shares as part of their distribution. The Underwriters have further agreed that all offers and sales of the Common Shares will be made in compliance with Rule 903 or 904 of Regulation S under the 1933 Act, or in compliance with an exemption from registration thereunder, and that they will have sent to each dealer, or other person who is receiving a selling commission, fee or other remuneration in respect of the Common Shares to which they sell, a confirmation or other notice setting forth the restrictions on offers and sales of the Common Shares within the United States or to, or for the account or benefit of, U.S. persons. Common Shares may be resold on the TSX pursuant to Rule 904 of Regulation S under the 1933 Act, which requires among other things, that neither the seller of the Common Shares nor any person acting on its behalf is aware of the fact that: (i) the offeree or the buyer is a U.S. person; or (ii) the transaction has been pre-arranged with a buyer in the United States. Terms used in this paragraph have the meanings ascribed to them by Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of this offering, an offer or sale of the Common Shares within the United States by any dealer, whether or not participating in this offering, may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an available exemption under the 1933 Act.

Certificates representing any securities which are sold in the United States or to or for the account or benefit of a U.S. person will bear a legend to the effect that the securities represented thereby are not registered under the 1933 Act and may only be offered pursuant to certain exemptions from the registration requirements of the 1933 Act.

## USE OF PROCEEDS

The estimated net proceeds to the Company from the sale of the Common Shares hereunder will be Cdn$50,900,000 after deducting the commission to the Underwriters of Cdn$2,700,000 and the estimated expenses of this offering of Cdn$400,000. The estimated net proceeds are expected to be used as follows:

| | | Cdn$ |
|---|---|---|
| Repayment of Debt Facility (including all accrued, unpaid and payable interest) | $ | 38,117,230[(1)] |
| To advance the Company's mineral properties (including the Eagle Rock Quarry and the Cougar Deposit), to advance the Company's port terminal strategy in the Company's target markets and for general corporate purposes | $ | 12,782,770 |
| **Total:** | $ | 50,900,000 |

(1) Assumes that the Debt Facility will be repaid in full, including all accrued, unpaid and payable interest, on April 15, 2007. Canadian dollar equivalent of US$32.3 million based on the Bank of Canada noon buying rate as of March 8, 2007 of Cdn.$1.1801 per US$1.00.

Funds advanced under the Debt Facility have been used primarily for the construction of the Richmond Terminal. In the event that the Option is exercised, the additional estimated net proceeds of Cdn$7,695,000 from the exercise of the Option will be allocated to advance the Company's mineral properties, to advance the Company's port terminal strategy in the Company's target markets and for general corporate purposes.

The Company intends to spend the funds available as stated in this prospectus, however there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary.

## DESCRIPTION OF SECURITIES BEING OFFERED

### Common Shares

The Company's authorized share capital consists of an unlimited number of common shares without par value. The holders of Common Shares are entitled to one vote per share at all meetings of shareholders of the Company except for meetings at which only the holders of shares of another class or of a particular series are entitled to vote separately as a class or series. The holders of Common Shares are entitled to receive dividends if, as and when declared by the Company's board of directors. For particulars on the Company's dividend policy, see "*Dividend Policy*" in the AIF incorporated herein by reference. In the event of the dissolution, liquidation, winding-up or other distribution of the Company's assets, such holders are entitled to receive on a pro-rata basis all of the Company's assets remaining after payment of all of the Company's liabilities. The Common Shares carry no pre-emptive or conversion rights.

Provisions as to the modification, amendment or variation of the rights attached to the Common Shares are contained in the Company's articles and the *Business Corporations Act* (British Columbia). Generally speaking, substantive changes to the share capital require the approval of the shareholders of the Company by special resolution (at least 2/3 of the votes cast).

## CHANGES TO CONSOLIDATED CAPITALIZATION

The following represents the Company's share capital both before and after the issuance of the Common Shares offered hereunder:

| Designation of Shares | Number of Shares Authorized | Outstanding on September 30, 2006 | Outstanding on March 8, 2007[(1)] | As at September 30, 2006, after giving effect to this Offering[(2)] |
|---|---|---|---|---|
| Common | Unlimited | 29,649,845 | 29,649,845 | 35,649,845 |

(1) As at March 8, 2007, the Company has options and warrants to purchase Common Shares outstanding that could result in the issuance of up to 4,260,948 additional Common Shares.

(2) If the Option is exercised in full, this figure will be increased by an additional 900,000 Common Shares for a total of 36,549,845 Common Shares.

As of September 30, 2006, the Company had drawn down US$5 million on the Debt Facility. As of the date hereof, approximately US$31.8 million (including accrued and unpaid interest) is owing by the Company under the Debt Facility. Pursuant to the terms of the Debt Facility, thirty days notice must be provided to the lenders prior to the repayment of such amounts. Assuming a repayment date of April 15, 2007, approximately US$32.3 million will be payable by the Company to pay down the Debt Facility in full. Funds advanced under the Debt Facility are being used for the construction of the Richmond Terminal. The Company intends to use a portion of the net proceeds from the offering to repay the Debt Facility. See "*Use of Proceeds*".

## AUDITORS, REGISTRAR AND TRANSFER AGENT

The Company's auditors are PricewaterhouseCoopers LLP ("PwC"), Chartered Accountants, 250 Howe Street, Vancouver, British Columbia, V6C 3S7.

The Company's transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

## LEGAL MATTERS

Certain legal matters relating to the securities offered hereby will be passed upon on behalf of the Company by Fasken Martineau DuMoulin LLP and on behalf of the Underwriters by Cassels Brock & Blackwell LLP. As of the date hereof, the partners and associates of each of Fasken Martineau DuMoulin LLP and Cassels Brock & Blackwell LLP, as a group, beneficially own, directly or indirectly, less than 1% of the securities of the Company.

## INTERESTS OF EXPERTS

As of the date hereof, none of Larry B. Smith, R. Geo., C.P. Geo., Ross T. Griffiths, P.Eng., David A. Holmes, R. Geo. (U.S.), Holmes Reserves LLC, AMEC Americas Limited or AMEC E&C Inc., each being companies or persons who have prepared reports relating to the Company's mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, and the directors, officers and employees in the aggregate, as applicable, of each of the aforementioned companies beneficially own, directly or indirectly, less than 1% of the securities of the Company.

The Company's auditors, PwC, have prepared the audit report accompanying the Annual Financial Statements. As of the date hereof, the Company's auditors, PwC, have reported that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

## PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

**AUDITORS' CONSENT**

We have read the short form prospectus of Polaris Minerals Corporation ("Polaris" or the "Company") dated March 9, 2007 relating to the issue and sale of 6,000,000 common shares of Polaris. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use, as incorporated by reference, in the above-mentioned prospectus of our report to the shareholders of Polaris on the consolidated balance sheets of the Company as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years ended December 31, 2005 and 2004. Our report is dated February 27, 2006.

*PricewaterhouseCoopers LLP*

(Signed)

Chartered Accountants
Vancouver, Canada
March 9, 2007

## CERTIFICATE OF THE COMPANY

Dated: March 9, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) MARCO A. ROMERO
Chief Executive Officer

(Signed) LISA DEA
Chief Financial Officer

**On Behalf of the Board of Directors**

(Signed) ROMAN SHKLANKA
Director

(Signed) JOHN PURKIS
Director

## CERTIFICATE OF THE UNDERWRITERS

Dated: March 9, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

**GMP SECURITIES L.P.**

By: (Signed) Mark Wellings

| **CANACCORD CAPITAL CORPORATION** | **CIBC WORLD MARKETS INC.** | **ORION SECURITIES INC.** | **TD SECURITIES INC.** |
|---|---|---|---|
| By: (Signed) Jens Mayer | By: (Signed) David Scott | By: (Signed) Doug Bell | By: (Signed) Jill Leversage |

**WELLINGTON WEST CAPITAL MARKETS INC.**

By: (Signed) William Washington

CASSELS BROCK
LAWYERS



March 9, 2007

**FILED BY SEDAR**

British Columbia Securities Commission (Principal Regulator)
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

**RE: POLARIS MINERALS CORPORATION (the "Corporation")
Final Short Form Prospectus dated March 9, 2007**

We refer to the (final) short form prospectus dated March 9, 2007 (the "Prospectus") of the Corporation relating to an offering of common shares.

We, as counsel to the underwriters, hereby consent to the use of our firm name and the reference to and use of our firm opinion under the heading "Eligibility for Investment" and to the reference to our firm name on the face page of the Prospectus and under the heading "Legal Matters".

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the above-mentioned jurisdictions and is not to be referred to in whole or in part in the Prospectus or any other similar document.

Yours truly,
*"CASSELS BROCK & BLACKWELL LLP"*

Cassels Brock & Blackwell LLP 2100 Scotia Plaza, 40 King Street West, Toronto Canada M5H 3C2
tel 416.869.5300 fax 416.360.8877 www.casselsbrock.com

Legal*2622299.1

**Fasken Martineau DuMoulin LLP** *
Barristers and Solicitors
Patent and Trade-mark Agents

Suite 2100
1075 Georgia Street West
Vancouver, British Columbia, Canada V6E 3G2

604 631 3131 Telephone
604 631 3232 Facsimile

www.fasken.com

FASKEN MARTINEAU

March 9, 2007
File No.: 258296.00043

**FILED VIA SEDAR**

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés financiers du Québec
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

**Re: Polaris Minerals Corporation – Final Short Form Prospectus filed pursuant to National Instrument 44-101 Short Form Prospectus Distributions**

In connection with the final short form prospectus of Polaris Minerals Corporation dated March 9, 2007 (the "Prospectus"), we hereby consent to being named in the Prospectus on the cover pages and under the heading "Legal Matters", and to the use of our opinions under the heading "Eligibility for Investment".

We have read the Prospectus and we have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinions referred to above or that is within our knowledge as a result of the services performed by us in connection with those opinions.

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or in any other similar document and is not to be relied upon for any other purpose.

Yours truly,

**FASKEN MARTINEAU DuMOULIN LLP**

*"Fasken Martineau DuMoulin LLP"*

DM_VAN/258296-00043/6642911.1

# PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

March 9, 2007

To:
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers( Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office

Dear Sirs:

We refer to the short form prospectus of Polaris Minerals Corporation (the "Company") dated March 9, 2007 relating to the distribution of 6,000,000 common shares.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated February 27, 2006 to the shareholders of the company on the following financial statements:

- Consolidated balance sheets as at December 31, 2005 and 2004;
- Consolidated statements of operations and deficit and cash flows for the years ended December 31, 2005 and 2004.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or

damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours truly,

PricewaterhouseCoopers LLP

Vancouver,
British Columbia

RECEIVED

March 9, 2007

**TO:**

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

**AND TO:**

Polaris Minerals Corporation

Dear Sirs/Mesdames:

**Re: Polaris Minerals Corporation – Prospectus**

This letter refers to the (final) short form prospectus dated the date hereof, together with the documents incorporated by reference therein (collectively, the "Prospectus") of Polaris Minerals Corporation (the "Company").

We confirm that we have consented to the filing with the securities regulatory authorities referred to above of our report (the "2005 Marketing Report") entitled "Marketing Report prepared by Holmes Reserves Ltd. – Evaluating Present and Future Construction Aggregate Supply and Demand in the San Francisco Bay and Southern California Markets" dated July 2005.

We consent to the use of our name, Holmes Reserves Ltd., in the Prospectus and to the use of and reference to our reports referred to above in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that the Prospectus contains any misrepresentation of the information contained in the 2005 Marketing Report, or that there are any misrepresentations in the information contained in the Prospectus, that are derived from the 2005 Marketing Report or that are within our knowledge as a result of services performed by us in connection with the 2005 Marketing Report.

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or in any other similar document and is not to be relied upon for any other purpose.

Yours truly,

**HOLMES RESERVES LTD**

[signed]
David A. Holmes

March 9, 2007

**TO:**

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

**AND TO:**

Polaris Minerals Corporation

Dear Sirs/Mesdames:

**Re: Polaris Minerals Corporation – Prospectus**

This letter refers to the (final) short form prospectus dated the date hereof, together with the documents incorporated by reference therein (collectively, the "Prospectus") of Polaris Minerals Corporation (the "Company").

I, David A. Holmes, R. Geo., hereby confirm that I am independent of the Company within the meaning of that term in National Instrument 43-101 and that I hold no securities in the Company.

In addition, I hereby confirm that I have consented to the filing with the securities regulatory authorities referred to above of the report (the "Technical Report") entitled "Orca Sand & Gravel Project, Vancouver Island, British Columbia, NI 43-101 Technical Report and Qualified Person's Review" dated October 7, 2005.

I consent to the use of my name in the Prospectus and to the use of and reference to the Technical Report in the Prospectus. I confirm that the Technical Report was prepared by or under the supervision of a Qualified Person within the meaning of that term in National Instrument 43-101.

I confirm that I have read the Prospectus and have no reason to believe that the Prospectus contains any misrepresentation of the information contained in the Technical Report, or that there are any misrepresentations in the information contained in the Prospectus, that are derived from the Technical Report or that are within my knowledge as a result of services I performed in connection with the Technical Report.

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or in any other similar document and is not to be relied upon for any other purpose.

Yours truly,

**Holmes Reserves LLC**

[signed]

David A. Holmes, R. Geo.

amec

March 9 2007

**FILED VIA SEDAR**

TO:

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

**Re: Polaris Minerals Corporation – Prospectus**

This letter refers to the (final) short form prospectus dated March 9, 2007, together with the documents incorporated by reference therein (collectively, the "Prospectus") of Polaris Minerals Corporation (the "Company"). I, Robert Stanlake, Vice-President and General Manager, AMEC Mining and Metals, AMEC Americas Limited, consent to AMEC Americas Limited ("AMEC") being named in Polaris Minerals Corporation's (the "Company") Prospectus dated March 9, 2007.

I confirm that I have read the Prospectus, and I have no reason to believe there are any misrepresentations in the information contained in the Prospectus derived from the Orca Sand & Gravel Project, Vancouver Island, British Columbia, 43-101 Technical Report ("Technical Report"). AMEC has not undertaken an independent review of the developments of the Orca Project since the date of the Technical Report and accordingly does not accept responsibility for information relating to information since the Technical Report.

"signed"
Robert Stanlake, P.Eng.
Vice-President and General Manager
Mining and Metals
AMEC Americas Limited

AMEC Americas Ltd.
900, 801 - 6th Avenue SW.,
Calgary, Alberta, CANADA
T2P 3W3
Tel +1 403-298-4980
Fax +1 403-303-2110
www.amec.com

## NOTICE TO READER

This Notice accompanies, and should be read in conjunction with, the Consent filed March 12, 2007 under SEDAR Project No. 1056524 which is being refiled to correct the date of the Consent previously filed.

amec

March 12, 2007

**FILED VIA SEDAR**

TO:

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

**Re: Polaris Minerals Corporation – Prospectus**

This letter refers to the (final) short form prospectus dated March 9, 2007, together with the documents incorporated by reference therein (collectively, the "Prospectus") of Polaris Minerals Corporation (the "Company"). I, Robert Stanlake, Vice-President and General Manager, AMEC Mining and Metals, AMEC Americas Limited, consent to AMEC Americas Limited ("AMEC") being named in Polaris Minerals Corporation's (the "Company") Prospectus dated March 9, 2007.

I confirm that I have read the Prospectus, and I have no reason to believe there are any misrepresentations in the information contained in the Prospectus derived from the Orca Sand & Gravel Project, Vancouver Island, British Columbia, 43-101 Technical Report ("Technical Report"). AMEC has not undertaken an independent review of the developments of the Orca Project since the date of the Technical Report and accordingly does not accept responsibility for information relating to information since the Technical Report.

____________"signed"____________
Robert Stanlake, P.Eng.
Vice-President and General Manager
Mining and Metals
AMEC Americas Limited

AMEC Americas Ltd.
900, 801 - 6th Avenue SW.,
Calgary, Alberta, CANADA
T2P 3W3
Tel +1 403-298-4980
Fax +1 403-303-2110
www.amec.com

amec

March 9, 2007



**FILED VIA SEDAR**

TO:

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador



AND TO:

Polaris Minerals Corporation

Dear Sirs/Mesdames:

**Re: Polaris Minerals Corporation – Prospectus**

I, Larry B. Smith, P.Geo., Ch.P.Geo., consent to being named in Polaris Minerals Corporation's (the "Company") short form prospectus dated March 9, 2007 (the "Prospectus").

I hereby confirm that I am independent of the Company within the meaning of that term in Canada National Instrument 43-101 and that I hold no securities in the Company.

I consent to the filing with the securities regulatory authorities referred to above the report (the "Report") entitled "Eagle Rock Quarry Project, British Columbia, 43-101 Technical Report and Qualified Persons Review, British Columbia" dated November 18, 2005, in reference to the Prospectus.

I confirm that I read the Prospectus, and I have no reason to believe there are any misrepresentations in the information under the heading "Eagle Rock Quarry" that are derived from the Technical Report.

[signed]

Larry B. Smith, P.Geo. Ch.P.Geo.. March 9, 2007

AMEC E&C, Inc.
780 Vista Boulevard, Suite 100
Sparks, Nevada 89434
USA
Tel +1 775 331 2375
Fax +1 775 331 4153
www.amec.com

amec



March 9, 2007

**FILED VIA SEDAR**

TO:

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

AND TO:

Polaris Minerals Corporation

Dear Sirs/Mesdames:

**Re: Polaris Minerals Corporation – Prospectus**

This letter refers to the (final) short form prospectus dated the date hereof, together with the documents incorporated by reference therein (collectively, the "Prospectus") of Polaris Minerals Corporation (the "Company").

I, Ross T. Griffiths, P. Eng., consent to being named in Polaris Minerals Corporation's (the "Company") Prospectus dated March 9, 2007.

I hereby confirm that I am independent of the Company within the meaning of that term in Canada National Instrument 43-101 and that I hold no securities in the Company.

I consent to the filing with the securities regulatory authorities referred to above the report entitled "Orca Sand & Gravel Project, Vancouver Island, British Columbia, NI 43-101 Technical Report and Qualified Person's Review" (the "Technical Report") dated October 7, 2005, in reference to the Prospectus.

I confirm that I have read the Prospectus, and I have no reason to believe there are any misrepresentations in the information contained in the Prospectus derived from the Technical Report regarding the mineral resources and mineral reserves of the East Cluxewe deposit.

[signed]

Ross T. Griffiths, P.Eng.

AMEC Americas Ltd.
900, 801 - 6th Avenue SW.,
Calgary, Alberta, CANADA
T2P 3W3
Tel +1 403-298-4980
Fax +1 403-303-2110
www.amec.com

NOVA SCOTIA
**Securities Commission**

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

*Bus:* 902-424-7768
*Fax:* 902-424-4625
Website: www.gov.ns.ca/nssc

**IN THE MATTER OF THE SECURITIES ACT**
**R.S.N.S. 1989, CHAPTER 418, AS AMENDED**

**AND**

**IN THE MATTER OF**

**POLARIS MINERALS CORPORATION**

---

Receipt for (Final) Short Form Prospectus dated March 9, 2007 relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **12th** day of **March, 2007**.

"*J. William Slattery*"

J. William Slattery, C.A.
Deputy Director, Corporate Finance



Project # 1056524

**British Columbia Securities Commission**
BCSC
SEDAR Electronic Correspondence

P. O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2 CANADA
Telephone: (604) 899-6500
Fax: (604) 899-6506
(BC only) 1-800-373-6393

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES**

**AND**

**IN THE MATTER OF**

***POLARIS MINERALS CORPORATION***

**DECISION DOCUMENT**

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of **British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador** have been issued for a short form prospectus of the above issuer dated March 9, 2007.

DATED at Vancouver, British Columbia on March 12, 2007.

*Larissa M. Streu*

Larissa M. Streu
Senior Legal Counsel
Corporate Finance Branch

SEDAR Project No.: 1056524

**Fasken Martineau DuMoulin LLP** *
Barristers and Solicitors
Patent and Trade-mark Agents

Suite 2100
1075 Georgia Street West
Vancouver, British Columbia, Canada V6E 3G2

604 631 3131 Telephone
604 631 3232 Facsimile

www.fasken.com

FASKEN MARTINEAU

**Carole McCool**
Direct 604 631 4938
Facsimile 604 632 4938
cmccool@van.fasken.com

March 6, 2007
File No.: 258296.43

**FILED VIA SEDAR**

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Registrar of Securities, Department of Justice, Prince Edward Island
Office of the Administrator of Securities, Department of Justice, New Brunswick
Securities Division, Department of Justice, Newfoundland and Labrador

Dear Sirs/Mesdames:

**Re: SEDAR Project No. 886303**

The Autorité des marchés financiers has been added as a recipient agency to the above SEDAR Project.

Yours truly,

**FASKEN MARTINEAU DuMOULIN LLP**

*"Carole McCool"*

Carole McCool
Paralegal, Corporate & Securities

cm

DM_VAN/258296-00043/6641216.1

19

# Eagle Rock Materials Ltd.

## Eagle Rock Quarry Project, British Columbia 43-101 Technical Report and Qualified Persons Review, British Columbia





Prepared for:
Eagle Rock Materials Ltd.
by:
Larry Smith, P.Geo

Effective Date: 18 November 2005

149958

amec

**IMPORTANT NOTICE**

Recognizing that Eagle Rock Materials Ltd. (ERML) has legal and regulatory obligations in a number of global jurisdictions, AMEC Americas Limited (AMEC) consents to the filing of this report with any stock exchange and other regulatory authority and any publication by ERML, including electronic publication on ERML's website accessible by the public, of this report.

This report was prepared as a National Instrument 43-101 Technical Report, in accordance with Form 43-101F1, for ERML by AMEC. The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in AMEC's services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended to be used by ERML, subject to the terms and conditions of its contract with AMEC. That contract permits ERML to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report by any third party is at that party's sole risk.

CERTIFICATE OF AUTHOR

Larry B. Smith, R. Geo, C. P. Geo
780 Vista Blvd., Suite 100
Sparks, Nevada 89434
Tel: (775) 331-2375
Fax: (775) 331-4153
larry.smith@amec.com

I, Larry B. Smith, R. Geo, C.P. Geo., am a Registered Geologist and Chartered Professional Geologist, and Manager of Mining & Metals Consulting of AMEC Mining & Metals, Inc. of 6575 Stone Valley Drive in the city of Reno in the state of Nevada.

I am registered as a Professional Geologist in the state of Wyoming (PG-324), am a Fellow and Chartered Professional Geologist in the Australasian Institute of Mining and Metallurgy (Registration number 209301) and am a Certified Professional Geologist with the American Institute of Professional Geologists (CPG-10313). I graduated from Boise State University with a Bachelor of Science in geology in 1972 and subsequently obtained a Master of Science degree in Economic Geology from the Colorado School of Mines in 1982.

I have practiced my profession continuously since 1972 and have been involved in: mineral exploration for uranium, copper, gold, silver, nickel, lead, zinc, and industrial minerals in the United States, Canada, Mexico and Central America; exploration data evaluation, geological modeling and resource modeling of gold, copper, iron, manganese and industrial mineral deposits in the United States, Canada, Colombia, Chile, Bolivia, Brazil, Greenland, Bosnia and Niger.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I am currently a Consulting Geologist and have been so since February 1998.

I am responsible for the preparation of the technical report titled *Technical Report and Qualified Persons Review, Eagle Rock Quarry Project, British Columbia*, dated 18 November 2006 (the 'Technical Report") relating to the Eagle Rock Quarry Project located on Vancouver Island, British Columbia, Canada. I prepared Sections 1-15, 18 and 20. I prepared Section 16 using the results of a feasibility study of process designs prepared by Terra Nova Technologies (TNT, and AMEC company). I prepared Section 17 with the assistance of Dr. Stephen Juras, P.Geo. and Chief Geologist, AMEC. I prepared Section 19 with the assistance of Mr. Frank Y. Yu in matters pertaining to materials handling and processing, design of marine facilities and infrastructure, with the assistance of Mr. Mark Pearson, P.Eng. and Mr. P. G. Beaudoin, P.Eng. in matters pertaining to quarry designs, and with the assistance of Mr. David A. Holmes, R.Geo (USA) in matters pertaining to aggregate markets. This report was prepared under my direct supervision.

I was the Qualified Person responsible for the preparation of the previous technical report on the Eagle Rock property, titled "*Technical Report, Preliminary Assessment, Alberni Aggregates Project, British Columbia, dated 4 April 2002*". I have had no other prior involvement with the property that is the subject of the Technical Report.

On January 23 and 24, 2002, I visited the Eagle Rock Quarry project on Vancouver Island for the purposes of reviewing pertinent geological data in detail sufficient to support the estimate of crushed-rock resources on the project. A site visit was not necessary as part of this update to the Technical Report because no exploration or site development activities have been undertaken since March 2002. Work undertaken between March 2002 and the present has focussed on engineering designs and environmental studies.

I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report and that the omission to disclose would make this report misleading.

I am independent of Polaris Minerals Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and certify that the Technical Report has been prepared in compliance with that Instrument. I further certify that, as of the date of this certificate, the Technical Report contains all of the information required under Form 43-101F1 in respect of the property that is the subject of the report.

Dated at Reno, Nevada, this 18th day of November, 2005.

Larry B. Smith


CHARTERED PROFESSIONAL
THE AUSTRALASIAN INSTITUTE OF MINING & METALLURGY
LARRY B SMITH
GEOLOGY

amec

*Larry B. Smith, R. Geo, C. P. Geo*
*780 Vista Blvd., Suite 100*
*Sparks, Nevada 89434*
*Tel: (775) 331-2375*
*Fax: (775) 331-4153*
*larry.smith@amec.com*

**CONSENT of AUTHOR**

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
Nunavut Legal Registry
Officer of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
Registrar of Securities, Government of the Yukon Territories
Securities Registry, Government of the Northwest Territories

AND TO: Eagle Rock Materials Ltd.

I, Larry B. Smith, do hereby consent to the filing of the technical report prepared for Eagle Rock Materiasl Ltd. titled *Technical Report and Qualified Persons Review, Eagle Rock Quarry Project, British Columbia* and dated 18 November 2005 (the "Technical Report") with the securities regulatory authorities referred to above.

I further consent (a) to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report and/or excerpts thereof and/or information therein by Eagle Rock Materials Ltd. on its company website or otherwise, and (c) to the use of my name as a Qualified Person in connection with the Technical Report in any continuous disclosure documents or other regulatory documents or filings of Eagle Rock Materials Ltd., in all applicable jurisdictions.

I certify that I am not aware of any material fact or material change with respect to the subject matter of the Technical Report, which is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

Dated this 18th day of November 2005.

Larry B. Smith

CHARTERED PROFESSIONAL
THE AUSTRALASIAN INSTITUTE OF MINING & METALLURGY
LARRY B SMITH
GEOLOGY

**CONTENTS**

## TABLES

## FIGURES

## UNITS OF MEASURE

| | | |
|---|---|---|
| % | = | percent |
| ° | = | degrees |
| °C | = | degrees celsius |
| cm | = | centimetres |
| dwt | = | deadweight metric tonnes |
| g | = | grams |
| g/cc | = | grams per cubic centimetre |
| $g/m^3$ | = | grams per cubic metre |
| h | = | hour(s) |
| ha | = | hectares (10,000 square metres) |
| HP | = | horsepower |
| kg | = | kilograms |
| km | = | kilometres |
| $km^2$ | = | square kilometres |
| KN | = | kiloNewtons |
| kW | = | kilowatts |
| M | = | millions |
| m | = | metres |
| $m^3$ | = | cubic metres |
| masl | = | meters above sea level |
| mm | = | millimetres |
| $Mm^3$ | = | millions of cubic metres |
| $MN/m^2$ | = | millions Newtons per square metre |
| Mtpy | = | millions dry metric tonnes per year |
| MW | = | megawatts |
| ppm | = | parts per million |
| st | = | short tons |
| t | = | dry metric tonnes |
| tph | = | dry metric tonnes per hour |
| tpy | = | dry metric tonnes per year |
| $ M | = | millions Canadian Dollars |
| US$ M | = | millions US dollars |
| $/t | = | Canadian dollars per dry metric tonne |
| US$/t | = | US dollars per dry metric tonne |
| US$/st | = | US dollars per dry short ton |
| wt % | = | weight percent |

All dollar figures ($) in this report refer to Canadian dollars unless otherwise stated as United States dollars (US$). Project exploration data use the SI system of measurement and this is retained throughout the report with the exception of discussion of United States markets for aggregate, where sales units are customarily quoted in U.S. dollars per short ton.

## GLOSSARY

| | | |
|---|---|---|
| ASTM | - | American Society for Testing and Materials |
| CIM | - | Canadian Institute of Mining and Metallurgy |
| GPS | - | Global Positioning System |
| IRR | - | Internal Rate of Return |
| NPV | - | Net Present Value |
| NWPA | - | Navigational Waters Protection Act |
| RQD | - | Rock Quality Designation |
| UTM | - | Universal Transverse Mercator |

# 1.0 SUMMARY

## 1.1 Introduction

Eagle Rock Materials Ltd. (ERML), which is owned 70% by Polaris Minerals Corporation (Polaris) and 30% by First Nations commissioned AMEC E&C Services Limited (AMEC) to provide an independent Qualified Person's Review and Technical Report for the Eagle Rock Quarry Project, Vancouver Island, British Columbia. This report represents an update of the Technical Report, Preliminary Assessment, Alberni Aggregates Project, British Columbia, dated 4 April 2002, originally commissioned by Polaris. Mr. Larry B. Smith R.Geo (USA), Manager of Mining and Metals Consulting for AMEC, served as the Qualified Person responsible for preparation of the updated Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, to support disclosure of Mineral Resources as of 31 March 2003. The format and content of the report are intended to conform to Form 43-101F1 of National Instrument 43-101 (NI 43-101) of the Canadian Securities Administrators.

Frank Y Yu, P. Eng. assisted Mr. Smith in matters pertaining to materials handling & processing, marine facility, infrastructure, and 2002 cost estimates. Mr. Henri B Letient, P. Eng., assisted in matters pertaining to environment. Dr. Stephen Juras, P.Geo., carried out resource estimates and developed resource classification criteria. Mr. Mark Pearson, P. Eng., assisted in matters regarding pit designs, mining and financial analyses. Quarry designs were updated in 2003 by P.G. Beaudoin, P. Eng., Steven Hodgson P. Eng., and Mark Pearson, P. Eng. as part of a feasibility study managed by AMEC E&C Services Limited. The feasibility study was not formally completed due to a strategic decision by ERML to put the project on hold in favour of developing a separate natural sand and gravel deposit.

The Eagle Rock Quarry Project is focused on development of a granodiorite resource that would be mined, crushed, and shipped to markets in California and other Pacific Coast destinations where shortages of high quality concrete and asphalt aggregate exist. The intended source is a granodiorite pluton located at Hocking Point on the Alberni Inlet, approximately 15 km south of Port Alberni. Exploration work completed to date demonstrates that the granodiorite exceeds ASTM standards for concrete and asphalt aggregate in regards to abrasion resistance, sulphate soundness, and water absorption.

Concurrent with exploration studies, ERML prepared a Preliminary Assessment of the project. The Assessment included an evaluation of aggregate markets in California, review of options for shipping, consideration of appropriate mining, processing, and reclamation plans, evaluation of social, economic, and environmental planning factors, development of preliminary capital and operating costs and preliminary financial modeling of the proposed operation.

Information for the review and this technical report were obtained from ERML in Vancouver, British Columbia, a field office in Port Alberni, British Columbia and at the project site. Larry B. Smith conducted a site visit on 23 and 24 January 2002. Mr. Frank Y Yu and Mr. Henri F Letient conducted the review of the Preliminary Assessment, and Mr. Yu performed an independent site visit on 15 March 2002. ERML also commissioned studies of major aggregate markets in California. D.A. Holmes, R. Geo (USA) completed these studies in March 2002 and updated the information in July 2005. A site visit was not necessary as part of the update of the technical report because no additional exploration or development had been undertaken since March of 2002. Additional work consisted of engineering designs, market research, and environmental studies.

ERML commissioned AMEC in early 2003 to undertake a feasibility study for preparation of a final development plan, incorporating capital costs for infrastructure, crushing, conveying and loading facilities, and a revised mine plan. The feasibility study was not completed in its entirety because Polaris made a corporate decision to develop the Orca Sand and Gravel Project, located near Port McNeill, Vancouver Island, ahead of the Eagle Rock Quarry. Capital cost updates, changes in the proposed mine plan and the results of environmental studies developed in the feasibility work are provided in this update of the Technical Report.

## 1.2 Property Description and Tenure

ERML holds a 50 year crown lease for exploitation of crushed rock and sand and gravel resources covering the entire area of granodiorite, sand and gravel being considered for mining. The property includes minor occurrences of sand and gravel which are not considered suitable for commercial development but may be used as an aggregate for site development and construction. The lease (District Lot 2173) covers 339 ha and commences November 1, 2005. Mineral claim and lease boundaries have been surveyed.

Polaris originally staked two foreshore lease applications (FLAs) of 25 ha and 6 ha to provide docking facilities north and south of Hocking Point. ERML subsequently dropped the 25 ha lease to the south in favour of extending the 6 ha lease to 12.5 ha to the north of Hocking Point where water conditions were much better.

On 16 January 2002, an agreement was approved by the Port Alberni Port Authority under which ERML will assume the lease of the southern portions of existing Lease Lots 1688A and 1688B thus extending the 6 ha FLA to the north. This transfer of rights is conditional upon ERML receiving a Project Approval Certificate under the BC Environmental Assessment Act. This foreshore area is located to the north of Hocking Point and is suitable for ship loading according to a sonar survey.

## 1.3 Geology

The Eagle Rock Quarry Project is located in the southern part of the Insular Belt of the Canadian Cordillera. The region is underlain by Paleozoic, Mesozoic and Cenozoic age sedimentary, igneous, and metamorphic rocks, which are affected by a northwesterly-aligned structural fabric. Early Jurassic (181 to 142 Ma) granitic plutons of the Island Intrusive suite intrude all layered sequences. The plutons occur as a series of relatively small, three to ten kilometre long stocks, most commonly located within the cores of anticlines. One of these plutons, termed the Corrigan intrusive, underlies a 3 $km^2$ area immediately west of Hocking Point. The Corrigan pluton intrudes mafic volcanic rocks of the Karmutsen Formation and is a granodiorite to potassium quartz diorite. Jointing is weakly to moderately developed. Small zones of felsite and mafic inclusions are locally present. Shearing and intense fracturing are limited to narrow fault zones.

## 1.4 Exploration Program and Test Results

Polaris carried out an exploration program from January to March 2002. The program was designed to determine the suitability of the Corrigan granodiorite for use as crushed-rock aggregate and to evaluate the geological continuity of the physical and chemical characteristics of the rock throughout the proposed quarry area. The exploration program included detailed mapping of geological and geotechnical features, collection of surface samples for materials testing, the drilling of nine vertical core holes, sampling cores for materials testing, analysis of trace, minor and major elements, and thin section studies. This work revealed that the Corrigan granodiorite exceeds ASTM standards for concrete and asphalt aggregate in regards to Los Angeles abrasion resistance, sulphate soundness, water absorption and lack of chemical contaminants. Average results are shown in Table 1-1.

**Table 1-1: Materials Quality – Corrigan Granodiorite**

| Test | No. Samples | Average | ASTM Standard | ASTM Standard | ASTM Reference No. |
|---|---|---|---|---|---|
| LA Abrasion Resistance | 17 | 17.8 | < 50 | < 50 | 131 |
| Magnesium Sulphate Soundness | 16 | 0.44 | <15 | <15 | C88 |
| Water Absorption | 14 | 0.37 | <1.0 | <1.0 | C127 |
| Bulk Specific Gravity | 14 | 2.66 | 2.60 to 2.70 | 2.60 to 2.70 | C127 |

Nine vertical core holes were drilled at a nominal spacing of 500 m across the proposed quarry area. Holes ranging in depth from 100 m to 225 m depending on the drill-hole collar elevation. The base of each hole is approximately the 75 m elevation, which is the conceptual base of the proposed pit.

Surface samples were collected between most drill holes, and well as from road cuts along the lower, southern portion of the proposed pit. The spacing between surface samples and drill holes combined is approximately 200 m. Detailed mapping of geological and geotechnical features was done at outcrops and roadcut exposures spaced at approximately 150 m. Logging roads provide an excellent network of bedrock exposures across the entire proposed quarry area. Given the relatively high percentage of bedrock exposure (approximately 40%), it is unlikely that materials different than the granodiorite exposed are present in the subsurface. Geological mapping, sampling, and drilling demonstrate that the physical characteristics of the Corrigan granodiorite have a very high continuity across the proposed quarry area.

## 1.5 Mineral Resource

The mineral resource estimate for the Eagle Rock Quarry Project comprised three components:

- demonstration of physical and chemical property homogeneity, i.e., mineral resource quality
- volume/tonnage estimate of material, i.e., mineral resource quantity
- marketability of the mineral resource.

Consideration of these components is necessary in order to classify an aggregate mineral resource and is consistent with the guidelines for the reporting of industrial minerals in the CIM definitions referred to in National Instrument 43-101.

Mapping and diamond drilling data showed that the Corrigan granodiorite displays uniform textural and structural characteristics. The rock was demonstrated to be highly competent and to contain a potentially favourable jointing pattern with respect to obtaining an even-sized coarse fraction and angular fracture faces in resulting crushed material. Results of key quality measurements used in assessing aggregate resources gave highly favourable results. These included tests of LA Abrasion Resistance, Sulphate Soundness, Adsorption and Bulk Density.

The volume and tonnage of the Corrigan granodiorite in the project area were estimated from a 3-dimensional block model utilizing commercial mine planning software (MineSight®). Model cell size was 20 m east x 20 m north x 15 m high.

Market studies support classification of the Corrigan granodiorite as a mineral resource as specified in National Instrument 43-101, Companion Policy 43-101CP, Section 1.5a, "Industrial Minerals". Mineral resources do not have demonstrated economic viability until all economic, design and other modifying factors are applied to demonstrate that the resources can be extracted at a profit.

No consistent classification guidelines for measured, indicated, and inferred mineral resources are available for aggregate deposits. AMEC developed a protocol for the Eagle Rock Quarry Project which incorporated research into existing methodology (e.g., The Aggregate Handbook by the US National Stone Association), all data types (outcrop, quarry and drill hole) and demonstrated Corrigan granodiorite characteristics. The classification protocol consisted of two parts: defining limits at surface followed by a set of rules for sub-surface projection. The remarkable continuity in observed and measured characteristics allowed the highest level of confidence (Measured mineral resource) to be declared up to 200 m laterally from a drill hole, if supported in that particular area by a sampled quarry site. Indicated mineral resources were then defined as material within 2 x 400 m (the Measured distance). The remaining project surface area met this condition. No surface Inferred Mineral Resource material is present.

**Table 1-2: Eagle Rock Quarry Project – Mineral Resource Summary, 4 April 2002 2005**

| Class | Volume ($Mm^3$) | Tonnage (Mt) |
|---|---|---|
| Measured Mineral Resource | 89.48 | 238.0 |
| Indicated Mineral Resource | 168.77 | 448.9 |
| **Measured and Indicated Mineral Resource** | **258.25** | **686.9** |
| Inferred Mineral Resource | 8.64 | 23.0 |

Note: Bulk density value = 2.66; Mineral Resource calculated only to 75 m elevation.

Mineral Resources have not changed since April 2002.

## 1.6 Mining

Mining studies as part of the 2003 feasibility study were based upon the removal of 3.0 Mtpy of aggregate and scalpings in years 1 through 4, increasing production to 6.0 Mtpy in subsequent years. Scalpings are the product of a primary screening of the shot rock from the quarry which ensures that any residual soil or organic overburden is removed prior to the processing plant as it would be deleterious to quality aggregate products. Equipment sizing is adequate for an operation of this size.

The preliminary quarry design uses an existing logging road as the pit crest, with inter-ramp pit slopes of 45° projecting down to the pit base at 75 masl. Preliminary pit designs incorporate three production phases using only Measured and Indicated Mineral Resources. Total tonnage by phase is outlined in Table 1-3. Reserves have not been declared because the feasibility study has not been completed; therefore the mineral resources do not yet have a demonstrated economic viability. Preliminary quarry designs instead ensure that the resources have reasonable expectations for future economic extraction and therefore meet the CIM definition of mineral resources.

Table 1-3: Eagle Rock Quarry Project Scheduled Tonnages

| Phase | Rock ('000 t) |
|---|---|
| I | 14,516 |
| II | 39,438 |
| III | 488,299 |
| **Total** | **542,253** |

## 1.7 Process

A process plant was designed in the 2003 feasibility study to provide flexibility in handling initial and future production rates and production of variable products. The plant is comprised of the following components:

- primary crushing
- fine crushing and screening
- manufactured sand plant
- final sizing and washing
- storage/blending and ship loadout.

The proposed plant will produce five saleable product sizes through four-stage crushing and screening. Product sizes are listed in Table 1-4.

Table 1-4: Product Sizes and Percentage of Production

| Size | Percent of Production |
|---|---|
| Manufactured Sand | 26 |
| 4.8 x 9.5 mm (#4 x 3/8 inch) | 19 |
| 9.5 x 13 mm (3/8 x ½ inch) | 20 |
| 13 x 19 mm (1/2 x ¾ inch) | 19 |
| 19 x 25 mm (3/4 x 1 inch) | 16 |
| **Total** | **100** |

AMEC believes that process designs are at a level commensurate with a feasibility study.

## 1.8 Marine Facility and Shipping

The design of the Marine Facility was completed by Seabulk Systems Inc. in 2003. A site plan and brief descriptions of the facilities and operation are included.

The site for the Marine Facility (north of Hocking Point) has been suitably chosen due to both its sheltered location from southwesterly winds and the presence of deep, unimpeded,

water close to shore. The site location has deep water relatively close to shore allowing a solution to be utilised for mooring the ships using "stiff legs" or mooring supports anchored to the shore, thus avoiding construction in the waters of the inlet.

AMEC has determined that the majority of deep-sea ships calling into Port Albemi facilities are lumber carriers (maximum 56,800 dwt) destined for Japan. AMEC is not aware of any navigational constraints for Panamax class vessels in the Albemi Inlet, but the use of such vessels needs to be confirmed with the necessary authorities.

Ship loading rates were increased to 5,000 tph per Terra Nova Technologies (TNT, and AMEC company) process plant feasibility study, Conveyor C54. It is recommended that further investigation into freight portfolio management be undertaken as this cost has a large net effect on the project IRR.

## 1.9 Infrastructure

Infrastructure issues, particularly accommodation, water supply and drainage and electrical power supply were well addressed in the draft 2003 feasibility study. Appropriate site preparation costs have been estimated. Infrastructure includes:

- power supply and substations
- service buildings
- access roads
- shiploader
- sedimentation ponds
- site drainage
- civil work.

## 1.10 Environmental

ERML was issued Environmental Assessment Certificate M03-01 on 17 September 2003 by the Province of British Columbia, executed by the Minister of Sustainable Resource Management, the Minister of Energy and Mines, and the Minister of Water, Land and Air Protection. This certificate covers the construction, operation, and dismantling of the Eagle Rock Quarry and is subject to conditions outlined in the certificate document.

The main environmental issues and concerns have been highlighted and no potentially significant flaws have been identified in the approach taken by ERML in addressing environmental issues.

The most significant environmental issues associated with the project are related to surface water, fisheries and visual impacts. Potential concerns have been adequately highlighted and means of addressing these identified. ERML retained Klohn Crippen to

conduct an environmental baseline study, to assess potential environmental impacts and to prepare the Environmental Assessment Certificate Application Report. Klohn Crippen's scope of work is considered adequate to sufficiently expand on the initial environmental information.

Polaris took the approach to have First Nations and the local population involved early on in the project. This would benefit the project and facilitate the permitting process. ERML was subsequently formed, after completion of the resource evaluation phase, to be the development company for Eagle Rock Quarry and provide the vehicle in which the First Nations would own their project interests. The project could provide a boost to the local depressed economy that relies highly on the forest sector.

## 1.11 Markets

ERML has retained United States-based consultants experienced in evaluating aggregate markets and the development of marketing strategies. The lead consultant is Holmes Reserves LLC (Holmes) whose principal, David A. Holmes, is an aggregate geologist with more than 40 years' experience in aggregate studies in the western United States. In 2001, Holmes completed a study of the California market for aggregates, concentrating on the San Francisco Bay and Los Angeles basin areas. In 2005, Polaris commissioned Holmes to update the earlier study and expand it to include the San Diego area. This later report (Holmes 2005) provides a detailed assessment of the present supply, demand, and structure of aggregate markets in the San Francisco, Los Angeles and San Diego regions, as well as the strengths and weaknesses of major producers in these areas. The study also provides a range of prices for concrete aggregate in each market, both FOB quarry and delivered.

The large coastal urban centres of Los Angeles (17.4 million people), San Francisco (6.8 million), and San Diego (2.8 million) continue to see significant population growth, yet aggregate supplies are in a state of decline. Aggregate supplies are permanently deficient and will need to be augmented with imports.

The San Francisco market will need an additional 12.6 Mst of new aggregate supply annually by 2010. This shortfall may be met from several sources, including additional production capacity at existing operations (e.g., Vulcan at Pleasanton); longer trucking distances; development of rail distribution networks; and importation by sea. This new source requirement may increase to as much as 18.1 Mstpy by 2015.

The Los Angeles basin (Los Angeles, Ventura, Orange, Riverside, and San Bernardino counties) will become significantly aggregate deficient by 2010, requiring new sources of 21.3 Mstpy by that time.

San Diego is the seventh largest city in the nation and one of the four fastest-growing metropolitan areas. Resources have been rapidly depleting at existing indigenous sources, and replacements are hard to permit due to a variety of environmental factors and resistance by local communities to quarrying.

Imports of sand by sea from British Columbia into San Diego began in 2005, although the quantity is still relatively small. This market represents a significant future opportunity for British Columbia imports if suitable dock terminal space can be developed.

Methods used by Holmes to investigate the price structure, supply, and demand balance and the description of competitors in the market are appropriate and of sufficient accuracy for a feasibility study.

Detailed research of sales prices by Holmes (2005) is considered to be proprietary and to provide Polaris with a competitive advantage. To protect this information, AMEC reviewed all detailed pricing information and made a judgement regarding the appropriateness of ERML's average selling prices, which vary depending on the point of delivery or distribution. The pricing revealed in his study provides reasonable revenues above the cost of production and shipping.

## 1.12 Capital Cost

AMEC's reviewed capital cost estimates in the 2002 Preliminary Assessment report by Polaris Minerals (predecessor of Eagle Rock Materials Ltd.). At this time, total capital costs for mine, infrastructure, processing facilities, and loading facilities for a 3 Mtpy production rate were estimated to be $83.9 million (2002 Canadian dollars) at an accuracy of ±30%. AMEC's review consisted of evaluation of the estimating approach, completeness of capital items and total cost relative to similar operations. AMEC believed that this estimate was low relative to site preparation costs that would be incurred, and that a final estimate based on a more thorough estimating approach would be at or marginally over the +30% of the expected range of accuracy.

Financial analyses performed in the 2002 Preliminary Assessment used the $83.9 million capital cost estimate and 2002 operating costs.

Capital costs were updated in a 2003 feasibility study that was not completed because Polaris decided to pursue development of the Orca Sand and Gravel Project near Port McNeill, Vancouver Island, rather than continue development of the Eagle Rock Quarry. The capital cost for Eagle Rock was re-estimated at $120.9 million (2003 Canadian dollars) in the 2003 feasibility study. This estimate included direct field costs, plus indirect costs associated with the design, construction and commissioning of the facilities at a 3 Mtpy production rate. Direct costs included mining, site development, production facilities, utilities, ancillary buildings, and loadout facilities. Cost estimates were based on design

criteria, process flowsheets, general arrangement drawings, budget quotations from vendors, AMEC's database, and project work breakdown structures. AMEC quoted the accuracy as being ±15% at an 80% confidence level.

Capital cost estimates have not been updated since March of 2003.

## 1.13 Financial Analysis

Financial analyses were completed as part of the 2002 preliminary assessment and technical report (AMEC, 2002). These were not updated as part of the 2003 feasibility study because the feasibility study was put in abeyance before it was entirely completed. Operating costs for the quarry, processing and G&A were reviewed in the 2003 feasibility study and found to be within 10% of the same cost centres estimated in 2002. Product prices did not change. Shipping and dock facilities operating costs in the market areas were not updated, but were assumed to be the same as in 2002. Changes in operating costs were generally captured within sensitivity ranges of ±10% and ±20%. Capital costs increased by 43% and therefore were not captured in the 2002 sensitivity analyses. The impact of increased capital costs should be reviewed after reactivation of the project in the future. Capital and operating costs will need to be updated again, and financial analyses must be completed before reserves can be declared in the future.

A base case of a 3 Mtpy mining rate and a target case of 6 Mtpy mining rate were completed in the 2002 Preliminary Assessment using two financing scenarios. Results for a 100% equity and a 60/40 debt/equity mix are shown in Table 1-5.

**Table 1-5: Summary of Results of Financial Analysis**

| | Equity | Debt/Equity |
|---|---|---|
| *Base Case (3 Mtpy)* | | |
| Internal Rate of Return | 18.4% | 25.1% |
| Equity Payback – Years | 5.33 | 4.52 |
| | $M | |
| Capital Cost | 83.9 | 83.9 |
| Undiscounted Net Cash Flow 25 years | 363.4 | 354.3 |
| NPV of Net Cash Flow at 8% | 84.7 | 91.1 |
| *Target Case (6 Mtpy)* | | |
| Internal Rate of Return | 22.3% | 32.0% |
| Equity Payback – Years | 5.82 | 4.72 |
| | $M | |
| Capital Cost | 113.9 | 113.9 |
| Undiscounted Net Cash Flow 25years | 729.5 | 741.4 |
| NPV of Net Cash Flow at 8% | 178.4 | 198.9 |

The results indicate after-tax returns varying from 18.4% to 32.0% depending on the case and the financial leverage applied. Sensitivity analyses suggest that the performance of the base case will decrease significantly as capital costs increase from $83.9 million to $120 million. The impact of this on declaration of reserves will need to be examined in the future.

## 1.14 Conclusions and Recommendations

The following conclusions may be drawn from review of the Exploration Studies and the Preliminary Assessment:

- ERML holds mineral development rights to crushed stone and dimension stone in an area located 15 km south of Port Alberni, Vancouver Island, along the west shore of the Alberni Inlet. ERML also has foreshore leases to provide docking facilities on the Inlet.
- The Eagle Rock Quarry deposit consists of a relatively massive and uniform granodiorite pluton. The hypidiomorphic-granular texture is conducive to production of cubic and relatively consistent grain sizes upon crushing and tests performed to date support these conclusions.
- ERML has mapped rock types and measured the orientations of major joint sets in outcrops and road cuts. In addition, ERML drilled vertical core holes to provide a reasonable three-dimensional coverage of the granodiorite. Core logging has confirmed that the pluton within the area proposed for quarrying is a continuous, relatively massive, medium-grained granodiorite. Mapping and core logging of geotechnical and geological features has been done in accordance with industry standard practices.
- American Society of Testing Materials (ASTM) tests on quarry samples demonstrated that the Corrigan granodiorite exceeds ASTM standards for concrete and asphalt aggregate and is generally superior to competing materials in the California market.
- Outcrop mapping was performed and suggests a high degree of continuity in the composition, texture, and structure of the granodiorite.
- Results of work to date suggest that the Corrigan granodiorite meets the criteria for a crushed stone deposit with regard to quality, quantity, market, and transportation costs.
- Total Measured and Indicated Mineral Resources are 686.9 Mt of granite suitable for production of crushed rock aggregate. Eighty percent of these resources are within a preliminary pit designed with a base at the 75 m elevation and using 45° pit slopes.
- A feasibility study was conducted in 2003 addressing the design and capital cost of the quarry, process plant and loading facilities. The plant will produce five saleable aggregate product sizes through four-stage crushing and screening operations. The

design allows for expansion from an initial capacity of 3 Mtpy during Years 1 through 4 to 6 Mtpy later in the project life as the mine production ramps up.

- A bulk loading terminal will be developed on the north side of Hocking Point. Product will be moved to market utilizing Panamax or similar vehicles with a payload of approximately 75,000 tonnes. The stockpile reclaim system will have a capacity of 5,000 tph. This reclaim capacity will allow the loading of a ship with a 24 hour turnaround time.
- The site for the Marine Facility (north of Hocking Point) has been suitably chosen due to both its sheltered location from southwesterly winds and the presence of deep, unimpeded, water close to shore.
- Seabulk's marine facility design will need to be further investigated as a 'trade-off' study during the next phase of the project development to determine the best option for the project marine materials handling and shiploading facilities.
- AMEC has determined that the majority of deep-sea ships calling to Port Alberni facilities are lumber carriers destined for Japan. AMEC is not aware of any navigational constraints for Panamax class vessels in the Alberni Inlet.
- Infrastructure issues have been reasonably well addressed.
- The main environmental issues and concerns have been highlighted. No potentially 'fatal flaws' have been identified in the approach taken by ERML in addressing environmental issues.
- The most significant environmental issues associated with this project are related to surface water, fisheries and visual impacts. The potential concerns have been highlighted and the means of addressing these identified. ERML retained Klohn Crippen to conduct an Environmental Baseline Study, to assess potential environmental impacts and to prepare the Environmental Assessment Certificate Application Report. ERML received a Mine Permit approving the work system and reclamation program for work located at the Eagle Rock Quarry. ERML has also received an Environmental Assessment Certificate covering the construction, operation, and dismantling of the Eagle Rock Quarry.
- The interests of local indigenous peoples (First Nations) have been accommodated in the ownership structure of ERML which was formed in October 2002 specifically for this purpose.
- Environmental and geotechnical work conducted by Frontier Geosciences adequately addresses site preparation.
- Market studies in 2002 and market studies updated in 2005 reveal that the San Francisco Bay region and the Los Angeles Basin are permanently deficient in aggregate sources relative to demand and that a suitable market can be developed for Eagle Rock Materials' crushed rock aggregate.

- Capital cost estimates for a 3 Mtpy operation increased from $83.9 million (Canadian 2002 dollars) at a preliminary assessment level in 2002 to $120 million (Canadian 2003 dollars) with feasibility-level estimates in March 2003. Accuracy of the 2003 estimate is ±15% at an 80% confidence level. The impact of this change will need to be assessed when the project is reactivated in the future.
- Financial analyses performed in 2002 revealed positive IRRs ranging from 18% to 32% with the preliminary assessment capital costs. Sensitivity analyses show that the project is most sensitive to operating costs and less so to capital costs, however sensitivity ranges did not include increases as large as those found in the 2003 capital cost update. Operating costs did not change from 2002 to 2003. Financial analyses will need to be revised once the project is reactivated.
- Reserves have not been declared. Mineral resources do not yet have a demonstrated economic viability, but do have reasonable expectations for future economic extraction.
- Annual holding costs total $18,424.83 and consist of the annual rental on the Crown Lease and Foreshore Lease payments to the Port Alberni Port Authority. AMEC recommends that these payments be continued.

# 2.0 INTRODUCTION AND TERMS OF REFERENCE

## 2.1 Introduction

Eagle Rock Materials Ltd. ((ERML), which is owned 70% by Polaris Minerals Corporation (Polaris) and 30% by First Nations) commissioned AMEC E&C Services Limited (AMEC) to provide an independent Qualified Person's Review and Technical Report for the Eagle Rock Quarry Project, Vancouver Island, British Columbia. This report represents an update of the Technical Report, Preliminary Assessment, Alberni Aggregates Project, British Columbia, dated 4 April 2002, originally commissioned by Polaris Minerals. Mr. Larry B. Smith R.Geo (USA), Manager of Mining and Metals Consulting for AMEC, served as the Qualified Person responsible for preparation of the updated Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, to support disclosure of Mineral Resources as of 31 March 2003. Mr. Smith, in addition to supervising the preparation of the Technical Report, conducted and supervised the review of the geological data and the resource estimation work by AMEC. The format and content of the report are intended to conform to Form 43-101F1 of National Instrument 43-101 (NI 43-101) of the Canadian Securities Administrators.

Mr. Smith was assisted by Frank Y Yu, P. Eng., for matters pertaining to materials handling and processing, the marine facility, infrastructure and costs for the 2002 Technical Report. Mr. Henri B Letient, P. Eng., assisted in matters pertaining to environment. Dr. Stephen Juras, P.Geo., carried out resource estimates and developed resource classification criteria. Mr. Mark Pearson, P. Eng., assisted in matters regarding pit designs, mining and financial analyses in the 2002 Technical report. Quarry designs were updated in 2003 by P. G. Beaudoin, P. Eng., Steven Hodgson, P. Eng., and Mark Pearson, P. Eng. as part of a feasibility study managed by AMEC E&C Services Limited. Terra Nova Technologies (TNT, an AMEC company) prepared the 2003 design and capital costs of the process plant and conveyance facilities from the mine to the shiploader as part of this study.

Polaris initially conducted an extensive study of a number of potential aggregate sources from Alaska to Mexico, and selected the Alberni Inlet site as one of the most favourable areas on the Pacific coast of North America. In early 2001, Polaris commissioned G.R. Rawsthorne and Associates (GRRA) to prepare a conceptual study on a potential aggregate site located at Hocking Point in the Alberni Inlet. GRRA's report was used to support Crown Land and Foreshore Lease applications to cover the project.

During the period 7 January 2002 to 5 March 2002, Polaris conducted a geological mapping and diamond-drilling program at the Eagle Rock Quarry Project. The program was designed to test the physical and chemical characteristics of the crushed granitic rock at Hocking Point for use as construction aggregate. ERML geologists Alex Boronowski and Gary Nordin supervised the project. The area was mapped in detail and 1,529 m of NQ2 size (50.08 mm diameter) diamond drilling in nine drill holes was completed. A

detailed geological outcrop distribution map was completed over the area establishing the uniformity and lateral continuity of the intrusive over an area measuring 2.0 km x 1.5 km.

Representative drill core intervals selected for sampling were cut in half. One-half was utilized for a composite test sample and the other half was stored in the core box for future reference. Seven surface rock samples and ten composite drill core samples were sent to AMEC Laboratory in Burnaby, B.C., for testing of Specific Gravity and Absorption, Los Angeles Abrasion and Impact Loss, Magnesium Sulphate Soundness Loss). Nine selected drill core samples and two surface rock samples were sent to Vancouver Petrographic for thin section study. The previous mentioned nine selected drill core samples and six surface rock samples were sent to ALS Laboratory for 34 element ICP and whole rock geochemical analysis.

Concurrent with exploration studies, ERML prepared a Preliminary Assessment (2002) of the project. The Assessment included an evaluation of aggregate markets in California, a review of options for shipping, consideration of appropriate mining, processing, and reclamation plans, evaluation of social, economic and environmental planning factors, development of preliminary capital and operating costs and preliminary financial modeling of the proposed operation.

ERML commissioned AMEC E&C Services Limited in late 2002 to carry out a feasibility study incorporating more detailed quarry designs, design of crushing, washing and conveyance facilities, design of site infrastructure, dock loading facilities, capital, and operating cost estimates, and environmental considerations. A majority of the feasibility study was executed, but the study was not completed due to a corporate decision to delay development of the project and instead pursue development of the Orca Sand and Gravel Project, located near Port McNeill, Vancouver Island. Competed aspects of the feasibility study were reviewed and incorporated in this update of the Technical Report.

ERML commissioned studies of major aggregate markets in California. D.A. Holmes, r. Geol. (USA), an independent consulting geologist, completed these studies in March 2002 and in July 2005.

ERML holds a 50 year crown lease covering the upland portion of the project commencing 1 November 2005. An agreement has been made with the port authority and the land owners for the foreshore portion of the project for the docking facilities and the draft lease is being currently being negotiated.

ERML was issued a Mine Permit on 24 September 2003 for the Eagle Rock Quarry. They were granted an Environmental Assessment Certificate on 17 September 2003 and a conditional water license on 15 March 2005.

AMEC reviewed all pertinent geological information including geological maps, drill logs, material quality tests, and the Preliminary Assessment prepared by ERML. This work was

performed in sufficient detail to support preparation of a Technical Report. Mr. Larry B. Smith conducted the review of data and performed an independent site inspection on 23 and 24 January 2002. Mr. Frank Y Yu and Mr. Henri F Letient conducted the review of the Preliminary Assessment, and Mr. Yu performed an independent site visit on 15 March 2002.

A site visit was not necessary as part of this update to the Technical Report because no exploration or site development activities have been undertaken since March 2002. All work between March 2002 and the present have focussed on engineering designs and environmental studies.

## 2.2 Terms of Reference

### 2.2.1 Aggregate

The term "aggregate" as applied to the Eagle Rock Quarry Project, is crushed stone produced from the mining and crushing of granitic bedrock. The project does contain some sand and gravel resources in elevated river terraces and reworked glacial till. ERML may conduct more detailed investigations of these materials in the future, but at the present time they not considered to represent a potential source of aggregates. Construction aggregates are hard, essentially inert materials suitable for being formed into a stable mass by the addition of cementing or binding materials that produce a concrete by compaction, or used in their natural form to produce a road or foundation fill. Aggregates are normally from 80% to 100% of the material volume of the construction mass in which they are used (Herrick, 1994).

Accepted criteria for a commercial crushed stone deposit include (Herrick, 1994):

- Quality – the materials should pass rigid specifications for strength, durability and chemical inertness (no sulphides)
- Quantity – there should be a volume of rock for a production life of 10 years or more, preferably 20 years or more
- Market – there must be an adequate market to support development of the deposit
- Transportation – transportation costs must be competitive for the intended market
- Environmental – the environmental impacts of mining, processing and transportation of crushed stone must be within acceptable limits
- Permitting – mining, processing, and transportation of the crushed stone must be permitted by governmental agencies.

### 2.2.2 Chemical Properties of Aggregate

Chemical properties of crushed stone are important in determining its suitability for use in cement, concrete, and road base. The aggregate most ideally should be inert and not

change chemically during use. Some rocks contain minerals that are chemically reactive in Portland cement, bituminous concrete or asphalt. In cement, alkali-silica reactivity can occur when silica reacts with alkali in the cement to form a gel around aggregate particles. The gel expands, causing spalling of the concrete. This generally occurs only where the rock contains silica in the form of natural glass, chalcedony, opal, chert, finely divided quartz, and strained quartz. A granodiorite such as the Eagle Rock Quarry granite will not contain this type of silica.

Sulphides such as pyrite, if present in the rock, can react with oxygen and water to form iron hydroxides and sulphates. This will produce discoloration and weakening of the cement.

Rocks with high silica contents can have negative surface electrical charges and, as a result, attract moisture. Moisture along the surface of the rock grain breaks down the adhesion between the grain and bituminous material in asphalt, creating a condition called stripping. For this reason, some quartzites, gneisses, granites, and schists with very high quartz contents may induce stripping in asphalt. Surfactant chemicals are added to reduce this effect. The Corrigan granodiorite has a relatively low quartz content (approximately 25% modal quartz).

### 2.2.3 Physical Properties of Aggregate

Physical properties critical for performance of crushed stone include strength or durability, porosity and pore size, and volume integrity (maintenance of constant volume) while being subjected to freezing and thawing conditions. The natural habit of breaking into cubic or relatively cubic particles on crushing is also important.

Aggregate quality of igneous rocks like granite is determined by the strength of interlocking bonds between quartz, feldspars, amphiboles, and biotite. Fine to medium grained, mafic igneous rocks such as diabase, gabbro, and diorite are highly resistant to abrasion due to the strength of interlocking grains. More felsic igneous rocks are less resistant to abrasion, but generally have a strength that is quite suitable for use as aggregate.

Igneous rocks should not be appreciably weathered if being considered as a source of crushed stone. Weathering transforms feldspars to argillaceous material and mafic minerals form iron oxides.

### 2.2.4 Aggregate Specifications and Testing

The American Society for Testing and Materials (ASTM), American Association of State Highway and Transportation Officials (AASHTO), U.S. Department of Transportation (Federal Highway Commission), U.S. Army Corps of Engineers, and state highway departments publish specifications for crushed stone used in construction in the United

States. Specifications vary depending on the area, climate, and desired use. Tests follow rigid protocols and include the following:

- *Los Angeles Abrasion Test*: This is a standardized test in which crushed material is subjected to impact and abrasion from steel balls in a mill for a set amount of time. The amount of material lost to fines is measured. Most specifications for bituminous concrete and Portland cement require a lost of less than 40% to 50%.
- *Soundness Test*: The resistance to freezing and thawing is measured by subjecting crushed materials to repeated cycles of immersion and drying in sodium or magnesium sulphate solution. The amount of fines produced in the process is measured. Specifications for bituminous concrete and Portland cement generally require production of 15% or less fines.
- *Gradation Test*: The rock is crushed at variable starting sizes to determine the natural gradation in grain sizes produced from each. Material with a uniform and wide range in sizing (from coarse to fine) will be desirable for a product (such as foundation concrete) different from one with a narrow range in grain sizes (such as drainage material). Ranges allowable for each sieve size are relatively wide.
- *Deleterious Materials*: The amounts of deleterious materials such as organic matter, chert, clay, coal, coke, shale, and soft particles are measured. No more than 0.25% clay lumps, 2.0% soft fragments and 0.25% coal and lignite are allowed.
- *Fines*: A wash test is used to measure the amount of minus 200 Mesh material naturally present or produced in crushing. Excessive fine material will prevent the aggregate from draining freely or may form an unwanted coating on coarse particles, which will require a binder to be added to the mix. Fines are present due to the natural clay content of the material or the presence of clay-coated fracture planes in the rock. Tests should indicate less than 0.5% excess fines. An unweathered granodiorite should have very low natural fines.
- *Specific Gravity and Water Absorption Test*: The specific gravity and water absorption is measured by water immersion. The specific gravity is used to determine the Portland cement or bitumen concrete mixture. The amount of water absorption is necessary to determine the amount of water that must be added in concrete mixes. Granites generally have a specific gravity near 2.65 g/cm$^3$ and relatively low water absorption.
- *Particle Shape*: Crushed particles should be as cubic as possible with a minimum of flat and elongated pieces. Metamorphic rocks or sheared rocks often have a platy cleavage and produce an unacceptable amount of flat particles. Bituminous concrete and Portland cement specifications require less than 15% elongated particles. Uniform, medium grained granodiorite should produce few elongated particles during crushing.

ERML tested the Corrigan granodiorite using the Los Angeles Abrasion Resistance, Magnesium Sulphate Soundness, Water Absorption and Bulk Specific Gravity tests. These tests provide the most important measures of suitability for crushed-rock aggregate and are adequate at the present stage of the project. Future studies should include Gradation and Particle Shape tests to provide more detailed information to potential customers.

### 2.2.5 Units of Measure

All dollar figures ($) in this report refer to Canadian dollars unless otherwise stated as United States dollars (US$). Project exploration data use the SI system of measurement and this is retained throughout the report with the exception of discussion of United States markets for aggregate, where sales units are customarily quoted in U.S. dollars per short ton. AMEC converted English sales units in the marketing report by D.A. Holmes to US$/t to ensure conformity between resource estimates, production units and sale price units. All references to prices for aggregate in this report are US$/t.

## 3.0 DISCLAIMER

AMEC's review of the Eagle Rock Quarry Project relied on the following reports by ERML's consultants in regards to the description of mineral leases, geotechnical investigations, process designs, marketing, shipping, loading facilities and environmental considerations. AMEC used this information under the assumption that each was prepared by a Qualified Person.

- AMEC E&E Limited, 2003, Geotechnical Investigation, Eagle Rock Quarry.
- G.R. Rawsthorne and Associates, Inc., April 2001, Conceptual Study in Support of the Proposed Alberni Aggregates Project.
- David A. Holmes, 14 March 2002, Preliminary Report on the Market for Aggregates from Canadian Coastal Sources to California Markets.
- David A. Holmes, July 2005, Market Report for Polaris Minerals Corporation, Evaluating Present and Future Construction Aggregate Supply and Demand in the San Francisco Bay and Southern California Market Areas.
- Eagle Rock Materials Ltd., 2003 Eagle Rock Quarry Project EIA, Final Application Report, January 2003.
- Vancouver Petrographics, Ltd., March 2002, Petrographic Examination of Eleven Core Samples.
- Simpson, Spence & Young (Canada), March 2002, An Ocean Transportation Study.
- Seabulk Systems Inc. 2003, Design of Shiploading Facilities
- Terra Nova Technologies, 2003, Feasibility Study Process Plant Design, Eagle Rock Quarry Project.

# 4.0 PROPERTY DESCRIPTION AND LOCATION

## 4.1 Location

The Eagle Rock Quarry Project property is located 15 km south of Port Alberni, Vancouver Island (Figure 4-1). It is adjacent to the Alberni Inlet, immediately west of Hocking Point. The centre of the property is at latitude 49°5.25' North and longitude 124°51' West. The property is reached by traveling 28 km on the Macktush Creek and Cous Creek main logging roads along the west side of the Alberni Inlet. The Island Timberlands Limited Partnership (ITLP) maintains these roads. The property can also be reached by boat 15 km from Port Alberni.

## 4.2 Mineral Tenure

ERML holds a 50 year Crown Lease for exploitation of crushed rock and sand and gravel resources covering the entire area of granodiorite, sand and gravel being considered for mining. This lease (District Lot 2173) covers 339 ha and commences 1 November 2005 (Figure 4-2). Mineral claim and lease boundaries have been surveyed. An annual rental of Cdn$8,424.83 is presently payable. Royalties come into effect once production actually commences. The location of the proposed quarry and infrastructure are shown on Figure 4-3.

Polaris originally staked two foreshore lease applications (FLAs) of 25 ha and 6 ha to provide docking facilities north and south of Hocking Point. ERML subsequently dropped the 25 ha lease to the south in favour of extending the 6 ha lease to 12.5 ha to the north of Hocking Point where water conditions were much better. The draft lease for District Lots 2177 and 2178 (Figure 4-3) is being negotiated presently. This foreshore area is located to the north of Hocking Point and is suitable for ship loading according to a sonar survey. ERML has a verbal agreement with the new Chief Executive of the Port Alberni Port Authority to an annual rent of Cdn$10,000 which will be ratified at a forthcoming board meeting. A small wharfage fee (royalty) is payable once shipments commence.

**Table 4-1: Land Tenure**

| Claim Name | Tenure Number | Owner | Mining Division | Map Number | Units | Expiry Date |
|---|---|---|---|---|---|---|
| Alberni | 385367 | Eagle Rock Materials Ltd. | Alberni | 092F02W | 20 | 29 March 2010 |

**Figure 4-1: Project Location Map**


Eagle Rock Quarry Project
PORT ALBERNI
QUALICUM BEACH
Sproat Lake
Great Central Lake
Barkley Sound
Broken Islands Group
Rim
National
West
Coast
Carmanah Walbran Park
N
0
15
kilometres

**Figure 4-2: Lease Tenure**


DISTRICT LOT 2173
DL 2177
DISTRICT LOT 2178
INLET
ALBERNI
LEGEND
Crown Lease
Foreshore Lease
Eagle Rock MATERIALS LTD
EAGLE ROCK QUARRY
Port Alberni, BC
Land and Foreshore
Tenures
October 2005
ERQ - LFT

Figure 4-3: Location of Proposed Quarry, Plant, and Infrastructure


Alberni Inlet
SHIPLOADER
ULTIMATE PIT
INITIAL PIT
PLANT SITE
Vancouver Island
Pacific Ocean
PROPOSED SITE
KEY PLAN
Eagle Rock
EAGLE ROCK QUARRY OVERALL SITE PLAN

## 4.3 Permits and Agreements

A Mine Permit was issued by the Province of British Columbia Ministry of Energy and Mines on 24 September 2003. This permit (Q-219) approves the work system and reclamation program for work located at the Eagle Rock Quarry. An amendment to this report was issued on 2 June 2005 regarding reclamation security. The permit is subject to conditions on the work system, protection of land and watercourses, and reclamation program outlined in the permit document.

Environmental Assessment Certificate M03-01 was issued on 17 September 2003 by the Province of British Columbia signed by the Minister of Sustainable Resource Management, the Minister of Energy and Mines, and the Minister of Water, Land and Air Protection. This certificate covers the construction, operation and dismantling of the Eagle Rock Quarry and is subject to conditions outlined in the certificate document.

No federal approvals are required for the Eagle Rock Quarry Project. The Coast Guard approved ship loader plans confirming that ERML did not require a Navigable Waters Protection Act permit.

The Alberni-Clayoquot Regional District fully rezoned the Eagle Rock Quarry in July 2003 from forest reserve to a combination of heavy industrial, waterfront industrial, and waterfront conservation and public use.

# 5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Eagle Rock Quarry Project is reached by traveling 28 km southwest of Port Alberni on ITLP's Macktush Creek and Cous Creek main logging roads. The proposed quarry area is comprised of low, tree-covered hills, which have been extensively logged, along the west side of the Alberni Inlet. This area can also be reached by boat at a distance of 15 km southwest of Port Alberni.

The west side of Vancouver Island has a relatively humid and cool climate. Average daytime temperature in the summer is mid 20°C. The average temperature in winter is approximately 0°C. West Vancouver Island is one of the wettest environments in the Pacific Northwest. Annual rainfall is in excess of 100 cm.

Topography at the project is moderate, consisting of a series of terraces that rise from sea level along the shore of the inlet to an elevation of 333 m at a point 1.5 km west of Hocking Point. Bounded by Featherstone Creek on the north, which empties into the Macktush Inlet immediately to the south of the Macktush campsite, and by Cook Creek on the south, the proposed quarry site forms a broad hill approximately 2 km x 1.2 km. This hill is located immediately west of a large topographic bench, which is immediately above tidewater (Figure 5-1). The lower bench is approximately 700 m wide and 1.2 km long and has an elevation of from 50 m to 80 m. The northern end of the bench is shown on in the lower right portion of Figure 5-1. The flattest, southern portion of the bench is shown in Figure 5-2.

The western half of the bench contains sand and gravel deposits. The east half of the bench is proposed as a site for stockpiling and conveying of crushed rock. The proposed quarry area is not cut by perennial streams and has numerous areas where ponds can be constructed for settling fines washed from crushed rock.

The proposed quarry area has been the site of logging for most of the last century. Existing trees consist mainly of low-value, second-generation growth. Logging roads criss-cross the area and provide excellent access for drilling and geological mapping.

Port Alberni is a deep-water port serviced by a community of approximately 19,000 inhabitants. The timber industry and related shipping has been the main source of commerce, but these activities have decreased significantly in the last decade. The local labour force is highly skilled.

The Alberni Inlet is 30 km long and is routinely navigated by ships by lumber carriers of from 43,000 to 56,800 dwt. The Pacific Pilotage Authority located at Cape Beale manages pilotage within the Inlet. Tugs are available in Port Alberni.

**Figure 5-1: Proposed Site of Eagle Rock Quarry, Looking North Towards Port Alberni**


Eagle Rock Quarry

**Figure 5-2: Lower Bench Proposed for Processing Plant Site**



During the course of the feasibility study BC Hydro confirmed that they would make power available to be supplied through a 25 kV overhead pole line from Port Alberni to the quarry site along existing logging roads. Budget prices were sought from three specialist contractors and were of a similar magnitude to the cost of an on-site diesel generation facility. It should be noted that the Environmental Assessment Certificate was issued on the basis of on-site diesel power generation and that an amendment will be required if the BC Hydro grid supply is to be pursued. However, as the use of a grid supply will produce a significant improvement to the emissions from the facility, it can be anticipated that such an amendment will be readily obtained. Agreements for easements for the pole line over the lands between Alberni and the quarry site will also be required and it is understood that ITLP and the Crown are the two land owners for the proposed route.

Water for product washing and domestic use (non potable) will be obtained from holding ponds constructed near the processing facilities with water diverted from South Creek.

## 6.0 HISTORY

Polaris conducted a review of potential quarry sites in 2001 ranging from Mexico to Alaska. This work resulted in the identification of the Eagle Rock site as the most suitable. In early 2001, Polaris commissioned G.R. Rawsthorne and Associates to prepare a conceptual study of the aggregate site. This report was used to support Polaris' Crown Land application and Foreshore Lease applications.

Alex Boronowski, independent geologist for Polaris and Gary Nordin and Michael Beley, both directors of Polaris, began an exploration program in January 2002 to better define the development potential of granite resources on the property. This program included the following detailed work:

- geological mapping of outcrops and roadcut exposures covering the entire proposed quarry
- collection of seven surface samples of granodiorite for use in materials testing, including:
  - Los Angeles Abrasion Resistance
  - Magnesium Sulphate Soundness
  - Absorption
  - Bulk Specific Gravity
- nine core holes, drilled to the conceptual base of the proposed quarry
- detailed geological and geotechnical logging of drill core
- collection of ten composite samples from drill core for materials testing
- point load tests on drill core and surface samples
- thin section studies of seven core samples
- geochemical and whole-rock analyses of seven core samples.

Work was designed to determine the suitability of granodiorite for use as concrete and asphalt aggregate and to demonstrate the continuity of these characteristics within the area of interest.

Concurrent with exploration studies, Polaris prepared a Preliminary Assessment of the project. The Assessment included an evaluation of aggregate markets in California, review of options for shipping, consideration of appropriate mining, processing, and reclamation plans, evaluation of social, economic, and environmental planning factors, development of preliminary capital and operating costs and preliminary financial modeling of the proposed operation.

Polaris also commissioned studies of major aggregate markets in California. D.A. Holmes completed these studies in March 2002 and July 2005.

In October 2002, ERML was formed as a venture with equity of 70% Polaris Minerals Corporation and 30% First Nations joint venture. The Hupacasath and Ucluelet First Nations each own 10% of the venture. The remaining 10% is presently held in trust for the third First Nation, the Tseshaht, who also claim the project to be within their traditional territory, until they make a final decision regarding their participation in the development of the quarry.

In late 2002, ERML commissioned AMEC to complete a feasibility study of the Eagle Rock Quarry Project, including updated quarry designs, design of process facilities and infrastructure, geotechnical investigations, environmental considerations, project execution plan and capital and operating cost estimates. The study was continued until March 2003, but was not entirely completed because Polaris made the strategic decision to develop the Orca Sand and Gravel deposit near Port McNeill, Vancouver Island first and defer development of the Eagle Rock Quarry.

ERML was granted a 50 year crown lease covering the upland portion of the project commencing 1 November 2005. An agreement was made with the port authority and the land owners for the foreshore portion of the project for the docking facilities and the draft lease is being currently being negotiated.

ERML was issued a Mine Permit on 24 September 2003 for the Eagle Rock Quarry. They were granted an Environmental Assessment Certificate on 17 September 2003 and a conditional water license on 15 March 2005.

# 7.0 GEOLOGICAL SETTING

## 7.1 Regional Geology

The Eagle Rock Quarry Project is located in the southern part of the Insular Belt of the Canadian Cordillera. The region is underlain by Paleozoic, Mesozoic, and Cenozoic age sedimentary, igneous, and metamorphic rocks, which are partitioned by a northwesterly-aligned structural fabric (Figure 7-1). Devonian calc-alkaline, marine volcanic rocks of the Sicker Group are the oldest rocks in the region. These are present north of the project near the head of the Alberni Inlet. Tholeiitic lavas of the Triassic Karmutsen Formation overlie the Sicker Group. Karmutsen volcanic rocks underlie most of the area surrounding the proposed quarry site. Early Jurassic (181 to 142 Ma) granitic plutons of the Island Intrusive suite, which is the same age as Bonanza Formation volcanic rocks, intrude all layered sequences. The plutons occur as a series of relatively small, three to ten kilometre long stocks, most commonly located within the cores of anticlines.

The metamorphosed sedimentary and volcanic rocks of the Alberni Inlet region are folded along northwest trends within a broad anticlinorium termed the Buttle Lake Anticlinorium. The anticlinorium is characterized by broad, open folds in the Karmutsen volcanics and more irregular folds and thrust faults in the Sicker Group and Bonanza Group volcanics. Folds are cut by frequent faults and shear zones orthogonal to fold axes.

The northwest trending, Cowichan Anticlinorium is the most prominent feature in the Alberni region, located near the top of Alberni Inlet. Subsidiary folds are both parallel and oblique to the trend. The subsidiary Macktush Anticline in the project area displays a broad open fold in the massive lavas of the Triassic age Karmutsen Formation, with an axial plane strike of 315° azimuth and symmetrical dips of 30°. A felsic granitic intrusion on the westerly flank of the Corrigan Pluton intrudes massive pillow lavas of the Triassic age Karmutsen Formation along the axis of the anticlinorium in the project area.

## 7.2 Local Geology

### 7.2.1 General

Three mappable rock units are present in ERML's Eagle Rock Quarry Project: a Jurassic age granitic intrusion of the Island Intrusive Suite, a quartz-feldspar porphyry dyke and the Triassic age Karmutsen Formation consisting of massive basaltic lavas (Figure 7-2).

**Figure 7-1: Regional Geology**


LOWER JURASSIC
Jg
ISLAND INTRUSIONS: hornblende quartz diorite; Jgs, granite quartz monzonite; Jgm, hornblende diorite
BONANZA GROUP
JB
Calc-alkaline volcanic rocks, undivided; JBrc, Redbed Creek facies: dacite tuff, JBk, Klanawa facies; rhyolite; welded tuff; JBl, hypabyssal intrusive rocks
UPPER TRIASSIC
TQ
QUATSINO FORMATION: massive micritic limestone
TK
KARMUTSEN FORMATION: ferro-tholeiitic basalt, undivided; TKa, basaltic pillow lava; TKb, pillow breccia; TKc, massive lava; TKi, intrusive rocks
Land Lease Application
EAGLE ROCK QUARRY PROJECT
REGIONAL GEOLOGY.
From GSC Open File 1272
Scale: 1:100,000
Date: March. 2002
Figure 7.1

Figure 7-2: Site Geology


ALBERNI
INLET
Polaris
Geological Map
Eagle Rock Quarry
A1-U793A-100-K-603

The granitic intrusive underlies the majority of the project area. It measures 3 km x 2 km and intrudes Karmutsen lavas in the core of the Macktush anticline along a north trend. The quartz feldspar porphyry dyke intrudes the granitic intrusive in the centre of the project area along an east-west trend. It varies in width from 5 m to 30 m and has been mapped along a strike of 800 m. Karmutsen Formation massive basaltic lavas are present in the northeast and southwestern margins of the project area and are in fault contact with the granitic intrusive.

### 7.2.2 Karmutsen Formation

Dark green massive chloritic altered volcanic rocks of the mapped Karmutsen Formation are exposed on the northeast and southwestern margin of the map area. They are in fault contact with the granitic intrusive. The lavas are tholeiitic in composition and occur as rusty brown weathering, dark grey to green massive amygdaloidal lava. The lavas contain prominent glomeroporphyritic plagioclase in aphanitic groundmass.

### 7.2.3 Corrigan Pluton – Granodiorite

ERML has only studied the Corrigan pluton in the quarry area in detail. Some mapping and descriptions are available from Geological Survey of Canada Bulletin 498 (Yorath, Southerland Brown and Massey, 1999) and Geological Survey of Canada Paper 72-44 (Carson, 1973). The proposed quarry site is approximately 1.5 km across and is positioned in the centre of the pluton, away from areas that potentially could have a high frequency of volcanic inclusions or zones of more intense shearing.

Gary Nordin and Alex Boronowski of Polaris developed the following information from detailed mapping. Information is consistent with AMEC's observations of outcrops and road cuts during a site visit on 23 and 24 January 2002. The intrusive is a light grey-white weathering, non-foliated granodiorite. It is medium grained, slightly porphyritic, uniform granodiorite to potassium quartz diorite. The granodiorite consists mainly of from 45% to 75% plagioclase generally with more calcic cores and sodic rims, anhedral to subhedral 1 mm to 3 mm crystals. Quartz ranges from 15% to 25% as interstitial 0.5 mm to 2.0 mm crystals containing a few inclusions of mafic grains and K-spar. Potassium feldspar averages 10% to 15% and occurs as anhedral 0.5 mm to 1.0 mm grains. Many grains contain dusting of hematite with patches of calcite-epidote replacement. Mafic minerals comprise from four to five percent of the rock and consist mainly of 0.3 mm to 0.88 mm crystals of biotite with or without hornblende, with slight alteration to chlorite. Opaque minerals average from 0.3% to 0.5% and are generally magnetite.

The dominant alteration is propylitic with slight alteration of the feldspars to chlorite and sericite, and biotite partly altered to chlorite. Potassium feldspar contains dusty hematite and patches of carbonate-epidote. Inclusions of fine to medium-grained diorite or meta-volcanics comprise less than 1% of the rock.

AMEC observed in its field examination that small dikes and local zones of leucocratic, fine-grained phases are also present. One felsic dike from two to five metres wide cuts east-west through the centre of the granodiorite and has been mapped by ERML as a separate geological unit. The dike area is a dark green siliceous dacite dyke with from 15% to 20%, 2 mm to 3 mm quartz and feldspar subhedral crystals in a very fine grained dark green siliceous groundmass with sericite-ankerite alteration.

Leucocratic zones are relatively small (a few metres across) and irregular. Small (1 cm to 5 cm) inclusions of mafic Karmutsen volcanic rocks are common, but rarely exceed more than a few percent of the rock. Figure 7-3 is a photograph of relatively typical Corrigan granodiorite exposed at site Q1 in the eastern portion of the proposed quarry. Figure 7-4 is a photograph of granodiorite with felsite zones in the northeastern portion of the proposed quarry.

The principal geological observations in the core and on outcrop in the uniform granitic body are the nature and orientation of the joint sets and fracture zones. The intrusive body is in contact with Triassic age pillow lavas of the Karmutsen Formation on the extreme northeast and southwestern margins of the map area. The contact on the northeast is along a sharp shear contact with strike 150° and dip of 40° west. A strong fracture zone marks the southwestern contact and no dip attitudes were observed.

### 7.2.4 Petrography of Granodiorite

Thin section studies reveal no petrographic characteristics that may be deleterious, nor the presence of undesirable minerals such as opal, chert and chalcedony.

*All samples but one are of a medium grained granodiorite to locally potassic quartz diorite. (The boundary between these is taken at 10% K-feldspar.) A few samples are slightly to moderately porphyritic, but most are equigranular. Many contain subhedral, growth-zoned plagioclase grains (probably oligoclase/andesine composition) with interstitial patches of quartz and K-feldspar; in many samples, K-feldspar rims plagioclase grains. Quartz commonly is concentrated moderately in coarse patches, some of which contain mafic inclusions. Mafic minerals are dominated by biotite with minor to moderately abundant hornblende. Oxide minerals are dominated by magnetite with much less abundant ilmenite. (Because no polished sections were examined, opaque minerals were distinguished by the magnetic property of the rock and by alteration textures. Accessory minerals include apatite and zircon.*

*One sample is of a porphyritic dacite dike with phenocrysts of plagioclase, hornblende, quartz, and minor biotite in a variable groundmass, partly extremely fine grained and partly very fine grained. The latter also contains patches with well developed plagioclase spherulites.*

**Figure 7-3: Corrigan Granodiorite at Q1 Site in Eastern Portion of Proposed Quarry**



**Figure 7-4: Corrigan Granodiorite in Northeastern Portion of Proposed Quarry**



*The dominant alteration is of the propylitic type. Samples show a moderate variation in alteration intensity both within and between samples from fresh to strongly altered. Alteration intensity varies between minerals, generally being more intense in mafic minerals than in feldspars. Plagioclase is altered to sericite and less commonly to Mineral X [orthorhombic calc-silicate]; alteration to Mineral X commonly is more intense near veinlets of Mineral X. Locally plagioclase is altered to intergrowths of Mineral X and epidote. Alteration of plagioclase generally is more intense in the more-calcic parts of the grains. K-feldspar contains abundant dusty hematite and locally is replaced slightly by irregular patches of calcite or epidote. Biotite is partly altered towards chlorite (pleochroism from pale to light or medium brown), and partly replaced by pseudomorphic chlorite, commonly with patches and lenses of epidote and/or Mineral Y. Some biotite grains contain secondary lenses of Mineral X along cleavage planes. Hornblende is partly altered to pseudomorphic tremolite/actinolite; pleochroism varies from light to medium brownish green in the freshest grains to pale to light green in more altered grains. Some hornblende grains are altered completely to variable intergrowths of two or more of calcite, chlorite, quartz, and minor epidote. Magnetite may be altered to hematite in some samples, but based on the moderate magnetism of many of the samples it probably is mainly fresh. Ilmenite commonly is fractured moderately and replaced along fractures by chlorite and leucoxene.*

Interstitial patches generally comprise less than 1% of the samples. They vary widely in texture and composition. Most of the largest patches are dominated by chlorite, with or without minor Mineral X and epidote. A few patches are dominated by Mineral X; a few are dominated by epidote or allanite. Some contain minor calcite. Commonly plagioclase and less commonly quartz have euhedral grain terminations against interstitial patches.

Thin section studies reveal no petrographic characteristics that may be deleterious, nor the presence of adverse alteration minerals.

The granodiorite is locally faulted and sheared, but these structures are relatively infrequent. Faults are apparent in the alignment of stream drainages and weathered zones, or are exposed in road cuts. Figure 7-5 is a photograph of a one-meter wide zone of shearing exposed in a road cut in the southern portion of the proposed quarry. ERML has mapped seven fault or fracture zones within the proposed quarry. They form an orthogonal set with attitudes of 270°/80° north, 030°/85° east and 270°/10° to 30° north. The rocks are chlorite-sericite altered for widths from two to 80 m along these principal fault-fracture zones. The joint sets are generally parallel to these faults.

Regional mapping shows no displacements of the granite-volcanic contacts along these faults. The alteration along these fault-fracture zones is probably due to late magmatic fluids. The three main fault-fracture sets are located along the north and west limits of the quarry area. Mapped widths of fracturing, alteration, and low Rock Quality Designations

Figure 7-5: Narrow Shear Zone in Granodiorite, Southern Portion of Proposed Quarry



(RQD) are 20 m to 80 m. These fracture zones have controlled the erosion of the granitic pluton creating a circular rounded knob, which is the planned quarry site with a topographic high of 333 m above sea level. Four smaller fracture zones are located in the central portion of the project area with widths of 10 m to 30 m. The widest zone is parallel to the southern margin of a quartz-feldspar-porphyry (dacite) dyke along a trend of 080°/80° south.

Based on core drilling and outcrop mapping, strongly fractured and veined zones appear to comprise a small volume of the granodiorite.

The Corrigan granodiorite is moderately jointed. Dominant joint patterns are:

- azimuth of 330° to 030°, dip of 90° to 70° east and west
- azimuth of 60° to 120°, dip of 90° to 70° north and south
- azimuth of 60° to 120°, dip of 20° to 40° north and south.

### 7.2.5 Sand and Gravel Deposits

Sand and gravel deposits are present locally on the lower topographic terrace immediately west of Hocking Point. These deposits appear to be reworked glacial material and are comprised mostly of silty sand. The sand and gravel occur over an area up to 0.5 km wide and 1.2 km long. The thickness and continuity of the sands has not been determined with drilling or trenching. Figure 7-6 shows a borrow cut in sand and gravel at the northern end of the lower bench.

**Figure 7-6: Sand and Gravel Deposits on Lower Topographic Bench**



# 8.0 DEPOSIT TYPES

The Eagle Rock Quarry Project deposit consists of a relatively massive and uniform granodiorite pluton. The Corrigan granodiorite is generally unweathered and unaltered and contains very few zones of strong fracturing and shearing that may produce deleterious fines. The granodiorite is medium grained, locally porphyritic and is comprised of 40% to 50% plagioclase, 20% potassium feldspar, 25% fine-grained clouded quartz, 15% coarse hornblende, 1% biotite and 1% magnetite. The hypidiomorphic-granular texture of interlocking grains of plagioclase, potassium feldspar, quartz, hornblende, and biotite create a relatively strong rock with reasonable resistance to impact and abrasion. This texture also is conducive to production of cubic and relatively consistent grain sizes upon crushing. Los Angeles Abrasion tests and Sulphate Soundness tests performed to date support these conclusions.

Local dykes and zones of fine-grained, quartz-feldspar porphyry and leucocratic granodiorite are present. These are generally more dense and siliceous than the main granodiorite body.

# 9.0 MINERALIZATION

Mineralization at the Eagle Rock Quarry Project consists of a granodiorite that is suitable for use as a crushed-rock aggregate. Characteristics of the granodiorite are described in detail in Section 7.0 of this report.

# 10.0 EXPLORATION

## 10.1 Introduction

Polaris developed an exploration program to define the continuity of physical and chemical characteristics of the Corrigan granodiorite over the entire area proposed for quarrying. This program consisted of the following elements:

- detailed mapping of outcrops and road cuts
- collection of bulk samples from road cuts for materials testing
- drilling nine core holes at a nominal spacing of 0.5 km. Design depth of each core hole was the base of the proposed quarry (75 m elevation)
- detailed geological and geotechnical logging of core
- sampling of core for materials testing
- thin-section studies
- geochemical analyses of seven granodiorite samples.

## 10.2 Geological Mapping

### 10.2.1 Methods

Logging roads transverse a majority of the proposed quarry site. Roads generally follow natural terraces in the granite and are spaced at nominal horizontal and vertical intervals of from 200 m to 300 m and from 50 m to 75 m, respectively. Although vegetation is relatively thick, outcrops of bedrock comprise from 25% to 40% of south-facing slopes in the quarry area. Outcrops are scarcer along the north edge of the proposed quarry where slopes are north facing. The availability of outcrops and road cuts is highly advantageous for mapping physical characteristics of the granodiorite and structures such as fault and fracture zones.

Outcrop and roadcut exposures are almost continuous between drill holes and the granodiorite intrusive is highly uniform throughout this area. Materials quality testing of the rock for construction aggregate purposes included Los Angeles Abrasion and Impact Losses, Magnesium Sulphate Soundness Losses, Absorption and Specific Gravity. Testing was conducted on representative drill core samples from each drill hole and seven large rock surface samples (Q1-Q3, Q8-Q11) located throughout the planned quarry area.

Polaris geologists Alex Boronowski and Gary Nordin mapped road cuts and outcrops in the period between 8 January and 5 March 2002. Geological and geotechnical features were logged at points spaced at a nominal 150 m throughout the map area. The mapping was carried out in a manner that produced data for a majority of surface exposures throughout the entire planned quarry area at elevations from approximately 100 m to the top of the hill at 333 m. A total of 143 sites were mapped.

Mapping was done on a 1:5,000 scale orthophotograph with 5 m elevation contours. The orthophotograph was produced by Eagle Mapping of Port Coquitlam from a September 2001, colour, 1:35,000 scale aerial photograph supplied by Weyerhaeuser. Locations were determined with non-geodetic grade, hand-held Global Positioning Systems (GPS). GPS accuracy is ±5 m.

Outlines of outcrops and roadcut exposures were drawn on the orthophotograph during mapping. Geological and geotechnical data were recorded directly on tabular data sheets in the field, using the Knight Piésold geotechnical manual, "Field Procedures Manual – Geotechnical Data Collection for Exploration Geologists." The following information was collected:

- weathering
- alteration
- structure type: fault, fracture, joint, schistosity, veining, etc.
- jointing:
  - strike and dip
  - infilling
  - aperture (openness)
  - roughness
  - shape
  - persistence (length)
  - spacing (distance between joints)
  - presence of water.
- rock field strength (from hammer blows).

Polaris plotted major joint sets on a 1:5000 scale geological map using conventional joint symbols. Each joint set is annotated with the persistence and spacing of those sets. Locations were established with a non-geodetic grade Global Positioning System (GPS). Location accuracy is approximately ±5 m.

### 10.2.2 Joint Mapping

Jointing is the dominant mappable feature observed in the uniform granite. Polaris measured Rock Quality Designation (RQD) and joint orientations at all surface geological data points and performed detailed logging of joint condition, number of joints and RQD measurements on drill core.

RQD and joint frequency per metre are shown on vertical cross sections developed by AMEC using Polaris data (Example, Figure 10-1). In addition, AMEC also plotted RQD measurements on a topographic plan of outcrop locations for the property (Figure 10-2).

**Figure 10-1: Materials Quality, Jointing and RQD, Section North 5439750**


JTNUM
<0
>=0
>=5
>=10
>=15
>=20
>=30
>=40
>=50
RQD
<0
>=0
>=10
>=30
>=50
>=70
>=90
800
600
400
200
0
-200
-400
-600
364250 E
364500 E
364750 E
365000 E
365250 E
365500 E
365750 E
366000 E
AD5-02
AD6-02
AD1-02
Eagle Rock Materials Ltd
Drill Hole, Quarry, Mapping Data
2002/04/06
Quarry & DH Comps: LABRD, SOUND, ABSRP
Section North 5439750.00
Fault Traces
X = 1mm : 7500.00mm
Outcrop: Perm / Space
(E-W section, looking N)
Figure 10.1

Figure 10-2: Plan Map of RQD Measurements, Surface Sites


N
366000 E
366500 E
6440500 N
6440250 N
6440000 N
6439750 N
6439500 N
6439250 N
6439000 N
1 : 10000
Eagle Rock Materials Ltd
RQD data
2002/04/06
Fault Traces
1mm : 10000.00mm
Plan View
Figure 10.2

The Corrigan granodiorite is a very competent rock with an average recorded range RQD on surface and drill core of 40% to 100% with an average of 70% to 80%.

There are three principal joint sets on the Project described as follows:

| | |
|---|---|
| Set 1: | Azimuth strike 330° to 030° |
| | Dip 70°to 90° East and West |
| | Persistence 1 m to 3 m |
| | Frequency 0.20 m to 0.50 m |
| Set 2: | Azimuth strike 60° to 120° |
| | Dip 70° to 90° North and South |
| | Persistence 1 m to 10 m |
| | Frequency 0.5 m to 2.0 m |
| Set 3: | Azimuth strike 60° to 120° |
| | Dip 20° to 40° North and South |
| | Persistence 2 m to 10 m |
| | Frequency 2 m to 6 m |

The steeply dipping north trending joint set is generally the most dominate joint on surface outcrops with a spacing frequency of 20 cm to 50 cm. The joints form a horsetail pattern of branching joints and fractures. The joints are tight and best exposed on weathered rock surfaces or in a blasted quarry site.

The east-west trending joints form predominant bluff faces throughout the property with steeply dipping generally south facing scarps of 5 m to 20 m.

The flat lying joint set generally strike east west and form large flat terraces throughout the property. The forestry access roads generally follow these benches. The lower planned facilities area is on a large 50 m to 70 m elevation bench, which has been created by glacier action.

The orientation and frequency of jointing in the Corrigan granodiorite should be beneficial to excavation of an even-sized coarse fraction prior to placement of materials in a primary crusher. Optimal blasting design will need to be determined to produce the best combination of feed to the primary crusher and limit production of fines. The jointing may also be beneficial to development of angular (square) fracture faces in crushed rock, a desirable characteristic for asphalt aggregate.

# 11.0 DRILLING

## 11.1 Drilling Program

Polaris drilled nine NQ2 (50 mm diameter) core holes totalling 1,529.5 m. The location of these holes is shown in Figure 11-1. Core holes are located from 300 m to 500 m apart and were positioned to determine the continuity of granodiorite and any other rock types within the full extent of the proposed quarry. All holes are vertical. Depths range from 100 m to 225 m depending on the collar elevation. The base of the concept quarry (elevation of 80 m) was used to determine the depth of each hole. Hole locations were established with a non-geodetic grade GPS. Acid bottle tests were used at the base of each hole to estimate deviations from vertical. No significant deviations were noted.

Geological and geotechnical logging was performed by Polaris geologists Alex Boronowski and Gary Nordin during the period between 8 January and 5 March 2002. Logging was performed at a facility in Port Alberni where the core is presently secured in storage. AMEC reviewed drill cores from holes A01-02 through A05-02 on 24 January 2002 and compared drill logs to actual core.

**Table 11-1: Core Holes – Eagle Rock Quarry**

| Drill Hole | UTM Easting (m) | UTM Northing (m) | Collar Elevation (m) | Depth (m) |
|---|---|---|---|---|
| A01-02 | 365582.2 | 5439768.5 | 175.5 | 103.62 |
| A02-02 | 365329.6 | 5439346.5 | 170.0 | 100.27 |
| A03-02 | 364884.6 | 5439219.0 | 203.6 | 151.78 |
| A04-02 | 364436.6 | 5439052.0 | 203.7 | 124.35 |
| A05-02 | 365165.5 | 5440013.0 | 219.2 | 141.12 |
| A06-02 | 365211.3 | 5439719.0 | 265.9 | 203.59 |
| A07-02 | 364307.8 | 5439706.5 | 307.4 | 206.64 |
| A08-02 | 364772.4 | 5439831.0 | 295.7 | 224.93 |
| A09-02 | 364994.8 | 5439613.0 | 295.0 | 224.93 |

Core was drilled with a 3.3 m core barrel. Core recovery was generally 100% with local short intervals (0.1 m to 0.3 m) of 75% to 90% recovery in highly fractured and faulted zones. Average recovery was 98%. Core was placed in 4 m wooden boxes and transported to a logging and storage facility in Port Alberni. The core was then washed, photographed with a digital camera and logged for geological and geotechnical elements.

**Figure 11-1: Location of Drill holes and Surface Quarry Samples**


N
1 : 10000
5440000
5439750
5439500
5439250
5439000
5438750
5440500 N
356000 E
5439000
Eagle Rock Materials Ltd.
Joint Sets and RQD
2002/04/05
Quarry and Drillholes: LABRD, SOUND, ABSRP
Fault Traces
1mm : 10000.00mm
Outcrop: Perst / Space
Plan View
Figure 11.1

## 11.2 Core Logging

Core was logged using the Knight Piésold geotechnical manual, "Field Procedures Manual-Geotechnical Data Collection for Exploration Geologists." The following features were logged:

- drilled interval
- core recovery
- rock quality designation (RQD)
- hardness
- number of Joints
- joint condition
  - persistence
  - aperture
  - roughness
  - infill Material
  - weathering
- geological description
  - rock type
  - colour
  - texture
  - alteration type and strength
  - presence of vein or shear structures
  - vein or shear infilling material
  - presence of sulphides.

In addition, a rock discontinuity log was created. The angle to core axes, type, and modifying aspects (such as clay or mineral fill) of joints, fractures, and faults are recorded on this log.

RQD values indicate a weakly fractured rock without significant zones of strongly broken material. For all nine drillholes, the RQD averages 78%, with a standard deviation of 25% and a coefficient of variation of 0.31. RQD is most strongly affected by jointing, which does not lower the usefulness of the granodiorite but instead may improve angular breakage of the rock. Relatively limited, narrow zones of strongly fractured granodiorite have very low (25%) RQD values.

## 11.3 Core Inspection

AMEC inspected all drill cores for holes 01-02 through 05-02. Holes 06-02 to 09-02 were drilled immediately following AMEC's visit. AMEC compared geological and geotechnical logs against the drill core and found the logging to be generally of high quality. The following observations were made:

- A01-02: This hole is positioned in the east-central portion of the proposed quarry, with a collar elevation of about 175 m. Weathering at the top of the hole is very limited. Amphiboles are weakly oxidized and feldspars are weakly altered to clays to a depth of 6 m. Most of the drill core consists of massive, medium-grained, light grey granodiorite with weak, greenish saussaritization. Figure 11-2 is a photograph of average core for hole A01-02.
- A02-02: This drill hole is located 400 m southwest of 01-02 and at an equal elevation. A west-northwest trending alignment of drainage suggests that a fracture system or fault may be present near the drill collar. Drill core consists mostly of a massive, light green-grey, weakly saussaritized granodiorite with frequent jointing. Figure 11-3 is a photograph of core from A02-02.
- A03-02: This hole is located 400 m west-southwest of hole 02-02 and at an elevation of 200 m. Small inclusions of mafic Karmutsen volcanic rocks are abundant in the upper portion of the drill hole. Most inclusions are strongly healed, although some have strongly fractured margins with strong carbonate-chlorite-epidote alteration. This is best developed at from 67 m to 86 m. Below 86 m the rock is a very massive, unaltered granodiorite with few fractures and joints. Figure 11-4 shows core from this hole.
- A04-02: The fourth hole is located in the southwest quadrant of the proposed quarry, 500 m west of hole 03-02. Collar elevation is approximately 215 m. The drill hole was positioned within a strong, north-trending linear defined by topography. The top six metres of the hole is strongly fractured. Strong clay gouge marking a fault zone is present at a depth of from 8 m to 11 m. Surface oxidation is present to three metres. The rock is generally a massive, medium-grained granodiorite with weak, greenish saussaritization. Sub-vertical quartz-carbonate veinlets are locally present but do not comprise more than one percent of the rock. The granodiorite is moderately chloritized to 40 m, then fresh to the base of the hole at 125 m. Figure 11-5 shows core from A04-02.
- A05-02: Hole 5 is located 500 m northwest of hole 01-02, near the northern boundary of the proposed quarry. Collar elevation is approximately 220 m. Total hole depth is 120 m. AMEC inspected core for the last 50 m of the hole at the drill rig. This portion of the hole consists of generally massive, weakly saussaritized granodiorite with local leucocratic, zones of felsite and minor, sub-vertical quartz-calcite veinlets. Figure 11-6 shows core from this hole.

Core holes A06-02 to A09-02 were drilled after AMEC's site visit. AMEC reviewed the geological logs for these holes and found that the granodiorite encountered in each is similar in physical characteristics to core inspected for holes A01-02 to A05-02.

**Figure 11-2: Drill Core of Massive Granodiorite from Hole A01-02**



**Figure 11-3: Drill Core of Granodiorite from Hole A02-02**



Figure 11-4: Drill Core of Granodiorite from Hole A03-02



Figure 11-5: Drill Core of Granodiorite from Hole A04-02



**Figure 11-6: Drill Core of Granodiorite from Hole A05-02**



## 11.4 Data Entry

Polaris manually entered geological logs and geotechnical logs of drill core and surface exposures into Excel spreadsheets to be used for computerized data evaluation. A single entry method was used. Polaris geologists inspected entries for errors. AMEC re-entered geological and geotechnical data into Excel spreadsheets and checked these spreadsheets against Polaris files. No errors were found.

# 12.0 SAMPLING METHOD AND APPROACH

## 12.1 Roadcut and Outcrop Sampling

Polaris collected seven, 60 kg samples of granodiorite from road cuts at different sites throughout the proposed quarry. The road cuts are actually small quarries of granodiorite that Weyerhauser used for base materials in building timber access roads in the immediate area. In this regard, the sites are good locations for unweathered granodiorite. Road cuts form vertical faces from five to ten meters high. Sample locations were surveyed with a non-geodetic grade GPS. Location accuracy is ±5 m.

Polaris geologists Alex Boronowski and Gary Nordin collected samples using a 6 kg sledgehammer. Samples were first stored at a locked facility in Port Alberni then transported to the AMEC Earth and Environmental (AMEC E&E) laboratory in Burnaby, B.C. for materials testing.

Site Q1 is located at an elevation of 77.5 m along a logging road immediately northeast of the area referred to as the "lower bench." UTM coordinates are 365530E and 5439150N. Site Q2 is located approximately 450 m west of Q1 along the same logging road and at an elevation of 110 m. UTM coordinates of the site are 365130E and 5438990N. Site Q3 is located 600 m north of Q3 at an elevation of 275 m (near the highest elevation of the quarry). UTM coordinates are 365080E and 5439580N.

Site Q8 is located on a logging road 200 m south of drill hole A01-02, or one-half the distance to hole A02-02. The elevation is 170 m. UTM coordinates of the site are 365510E and 5,439,580N.

Site Q9 is on a logging road 180 m west of hole A02-02 at an elevation of 190 m. UTM coordinates are 365185E and 5439285N.

Site Q10 is located on the lower road of the south side of the proposed quarry, 200 m southwest of Q1. The elevation is 110 m. UTM coordinates are 365360E and 5439075N.

Site Q11 is located along a logging road in the far southwest corner of the proposed quarry, 200 m south of hole A04-02. The elevation is 150 m. UTM coordinates are 364520E and 5438885N.

Polaris submitted the samples to AMEC E&E, Burnaby, B.C. for materials testing. AMEC E&E performed the Los Angeles Abrasion Test (ASTM C131), Magnesium Sulphate Soundness Test (ASTM C88), Bulk Specific Gravity and Absorption (ASTM C127), and Bulk Specific Gravity (S.S.D. basis) on each sample. Results are discussed in Section 13.

## 12.2 Drill Core Sampling

Drill core was sampled for materials testing. Polaris selected generally representative samples totalling from 0.6 m to 1.5 m from each 4 m core box. Each marked interval was then cut in half with a core saw. One half was placed in sample bags and the other half retained in the core box for reference. All samples for each drill hole were then composited to produce a 50 kg to 60 kg sample representing each drill hole. Two composite samples were collected for hole A05-02 and one composite sample was collected from all other holes. The samples were first stored in a locked facility in Port Alberni then transported to AMEC E&E Laboratories in Burnaby, B.C. for testing. AMEC E&E performed the Los Angeles Abrasion resistance test (ASTM 131), Sulphate Soundness test (ASTM C88) and Absorption (ASTM C127), and Bulk Specific Gravity (S.S.D. basis) on each sample.

# 13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

## 13.1 Introduction

Sample preparation protocols follow methods specified for the Los Angeles Abrasion Resistance test (ASTM C131), Sulphate Soundness test (ASTM C88), Bulk Density and Absorption (ASTM C127), and Bulk Specific Gravity (S.S.D. basis). Other tests may be required in the future by potential clients. These may include, but not necessarily be restricted to:

- gradation – size fractions generated from different starting crush sizes
- deleterious materials – presence of organic matter, chert, iron, etc.
- fines – amount of –200 mesh material generated at different crush sizes
- specific gravity and water absorption – in situ bulk density and saturated moisture content
- particle shape – dimensions and angularity of particles produced by crushing.

## 13.2 Los Angeles Abrasion Test Protocol

The Los Angeles Abrasion test determines the resistance of crushed rock to production of fines from abrasion and impact with steel balls. Sample preparation consists of crushing the rock and splitting the sample to produce the following weights of specific sieve sizes, (see Table 13-1).

**Table 13-1: Grading of Sample for Los Angeles Abrasion Test**

| Sieve Size | | Mass of Sizes |
|---|---|---|
| Passing (mm) | Retained On (mm) | (g) |
| 37.5 | 25.0 | 1,250 ± 25 |
| 25.0 | 19.0 | 1,250 ± 25 |
| 19.0 | 12.5 | 1,250 ± 10 |
| 12.5 | 9.5 | 1,250 ± 10 |
| **Total** | | **5,000 ± 10** |

Samples meeting these specifications are placed in a cylindrical mill with twelve 46.8 mm steel spheres and the mill turned 500 revolutions. The weight of minus 1.7 mm fines produced in this process is then measured and reported as a percentage of the original mass.

## 13.3 Magnesium Sulphate Soundness Test Protocol

Sulphate soundness tests on Corrigan granodiorite samples were performed on coarse aggregate specimens. These are crushed rock from which sizes smaller than 4.75 mm have been removed. Remaining coarse particles are split to provide the following weights of each mesh size, (see Table 13-2).

**Table 13-2: Sample Grading for Sulphate Soundness Test**

| Sieve Size | | Mass of Sizes |
|---|---|---|
| Passing (mm) | Retained On (mm) | (g) |
| 63.0 | 50.0 | 3,000 ± 300 |
| 50.0 | 37.5 | 2,000 ± 200 |
| 37.5 | 25.0 | 1,000 ± 50 |
| 25.0 | 19.0 | 500 ± 30 |
| 19.0 | 12.5 | 670 ± 10 |
| 12.5 | 9.5 | 330 ± 5 |
| 9.5 | 4.75 | 300 ± 5 |
| **Total** | | **7,800** |

These materials are subjected to saturation and drying in a supersaturated solution of magnesium chloride for five cycles. The samples are then washed with a barium chloride solution and dried to a consistent weight at 110°C. The dried sample is sieved again and the loss measured as the change in total weight of all sieve sizes combined relative to the original weight.

## 13.4 Absorption and Bulk Specific Gravity Protocol

ASTM test C127 determines the absorption or water on coarse aggregate and the bulk specific gravity. Bulk specific gravity is determined dry and "saturated-surface dry" (is an apparent bulk specific gravity). Bulk specific Gravity is the ratio of the mass of a unit volume of aggregate to the mass of the same volume of water at a stated temperature. The Saturated-Surface Dry bulk specific gravity and absorption are determined after soaking the aggregate in water for 24 hours. Absorption refers to the increase in weight of aggregate due to water in the pores of the material, but not including water adhering to the outside surface of the particles, and is expressed as a percentage of the dry weight of the aggregate sample. The aggregate is considered dry when it has been maintained at a temperature of 110 ± 5°C for a time sufficient to remove all uncombined water.

A sample of the crushed aggregate is first sieved to remove all material less than 4.75 mm. A 5 kg sample is required for 1½ in aggregate. The sample is immersed in water at room temperature for 24 hours. The sample is then removed from the water and rolled in an

absorbent cloth to remove all surface water. The dried sample is then weighted in air and then weighed in water. The sample is then dried at 110 ± 5°C and re-weighed.

Results are reported to the nearest 0.01% moisture.

## 13.5 Point Load Measurements

Polaris measured the Point Load Strength Index of surface rock and diamond drill core samples to determine the relative strengths of granodiorites within the proposed quarry. Point Load Strength Indices were calculated according to ASTM Designation D5731-95, "Standard Test Method Determination of the Point Load Strength Index of Rock." ERML rented an ELE Point Load Test Apparatus, Model 77-0110, Load Gauge No. 12148463 (5.6kN)/12148497 (56kN) from Klohn Crippen, who supplied an operations manual for the Point Load Test Apparatus and a nomogram Table for computing the point load strength index and associated Strength Designation.

The point load testing procedure consists of placing a sample between two platen contact points, measuring the distance between the platens and then applying a loading force via a hydraulic jack to the contact points until the sample breaks. The breaking point (failure load) is measured on a calibrated dial as, kilo-Newtons (kN). The measured platen separation (D) and the failure load (P) are plotted on the nomogram Table in order to compute the Point Load Strength Index (Is) in MN/m² and the correlating Strength Designation increments between Extremely Low and Extremely High.

Polaris tested drill core samples at regular intervals or when changes in rock type occurred. A total 143 core samples from 9 NQ2 drill holes, A01-02 to A09-02, with drill core diameter of 50.08 mm were tested. Axial and diametrical core tests were conducted on the core samples. The axial core test consists of placing the ends of the core in contact with the platens. The length/diameter ratio should be between 0.3 and 1.0 for the axial test. The diametrical core test consists of placing the diameter of the core in contact with the platens. The total length of the core sample should be longer than the diameter of the core (L>0.5D), where L is half of the length of the core and D is the diameter of the core.

Polaris tested rock surface samples from Quarry sites Q1 through Q11 where the specimen size ratio of depth/width was between 0.3 and 1.0.

## 13.6 Geochemical Analyses

Polaris submitted nine core samples for a 34-trace element suite to be determined by Induced Coupled Plasma Atomic Adsorption (ICP). The samples were nominal 200 g splits of materials sent to John G. Payne for thin-section studies. Analyses were performed by ALS Chemex in Vancouver, B.C. In addition, ALS performed whole-rock analyses of the same samples.

## 13.7 Results – Surface Samples

Test results for the seven surface samples from roadcuts and outcrops are shown in Table 13-3. The location of surface samples is shown on Figure 11-1.

**Table 13-3: Materials Quality Tests for Quarry Samples**

| Sample | LA Abrasión (wt. % Fines Produced) | Sulphate Soundness (wt. % Fines Produced) | Bulk Specific Gravity (ASTM C127) (g/cc) | Absorption (wt. %) | Bulk Specific Gravity (S.S.D. basis) (g/cc) |
|---|---|---|---|---|---|
| Q1 | 24.78 | 1.13 | - | - | - |
| Q2 | 18.10 | 0.20 | - | - | - |
| Q3 | 30.65 | 1.45 | - | - | - |
| Q8 | 15.50 | 0.24 | 2.64 | 0.36 | 2.65 |
| Q9 | 18.20 | 0.41 | 2.66 | 0.33 | 2.67 |
| Q10 | 14.50 | 0.33 | 2.65 | 0.34 | 2.66 |
| Q11 | 14.30 | 0.18 | 2.65 | 0.36 | 2.66 |
| **Average** | **19.43** | **0.56** | **2.65** | **0.35** | **2.66** |

The granodiorite produced very good results in the LA Abrasion test, with an average of 19.4% fines. The majority of the results are in the range of from 14.3% to 24.8%. ASTM specifications for concrete and asphalt aggregate allow for a maximum loss of 50%. California Department of Transportation (CALTRANS) requires abrasion resistance values of less than 45% to 50%, depending on the use. The Corrigan granodiorite far exceeds these requirements. Abrasion values of competitive granitic materials in California, according to D.A. Holmes (2002) are less than 30%.

Average fines produced in the sulphate soundness test is 0.56%. ASTM specifications for concrete and asphalt aggregate require values less than 15%. The Corrigan granodiorite far exceeds this standard.

Weight percent water absorption averages 0.35%. ASTM specification for concrete and asphalt aggregate require less than 1% absorption. Normal granite absorption ranges from 0.07% to 0.30% and granite aggregate sources in California have absorption values of from 0.7% to 0.8% (D.A. Holmes, 2002).

The average specific gravity of 2.65 g/cc is within the ASTM range of 2.60 g/cc to 2.76 g/cc.

Point load test results for the 11 surface samples show a subequal split between Extremely High (10.0 to 12.0 MN/m$^2$) and Very High (7.0 to 9.0 MN/m$^2$) values. Six samples produced Extremely High strength indices five samples produced Very High strength indices. There are no ASTM standards for Point Load results for aggregate. These data will be used in future mining cost studies.

## 13.8 Results – Drill Core

Table 13-4 lists results of materials testing for drill core. The location of drill holes is shown on Figure 11-1.

**Table 13-4: Material Quality Tests – Corrigan Granodiorite Drill Core**

| Drill Hole Composite | Hole Interval | LA Abrasion (% loss) | Sulphate Soundness (% loss) | Absorption (%) | Bulk Specific Gravity (g/cc) (ASTM C127) | Bulk Specific Gravity (g/cc) (S.S.D. Basis) |
|---|---|---|---|---|---|---|
| A01-02 | 14.93-43.19-103.62 | 18.3 | 0.36 | 0.37 | 2.65 | 2.66 |
| A02-02 | 15.75-54.67-100.27 | 17.0 | 0.32 | 0.40 | 2.64 | 2.65 |
| A03-02 | 6.72-79.76-151.78 | 16.9 | 0.32 | 0.36 | 2.66 | 2.67 |
| A04-02 | 7.5-74.27-124.35 | 15.8 | 0.33 | 0.36 | 2.66 | 2.67 |
| A05-02 | 12.5-78.45 | 16.5 | 0.34 | 0.37 | 2.66 | 2.66 |
| A05-02 | 78.45-141.12 | 16.9 | 0.35 | 0.37 | 2.65 | 2.66 |
| A06-02 | 19.51-121.5-203.59 | 17.1 | 0.39 | 0.38 | 2.65 | 2.66 |
| A07-02 | 0.61-111.34-224.93 | 14.9 | 0.31 | 0.46 | 2.67 | 2.67 |
| A08-02 | 7.3-121.24-224.93 | 16.8 | 0.33 | 0.38 | 2.66 | 2.67 |
| A09-02 | 12.52-133.75-224.93 | 16.7 | - | 0.37 | 2.66 | 2.67 |
| **Average** | | **16.7** | **0.34** | **0.38** | **2.66** | **2.67** |

Fines produced in the LA abrasion test on drill cores average 16.7%. Fresh drill core produced somewhat lower values than those obtained from surface outcrops and roadcuts (average of 19.4%). Surface samples may have been somewhat affected by a small amount of weakly weathered material. Core results far exceed the ASTM and CALTRANS requirements of less than 45% to 50% and are superior to competing materials in California that reportedly have LA Abrasion test values of 30% and less.

Fines produced in the sulphate soundness test range from 0.31% to 0.43%, with an average of 0.34%. This far exceeds the ASTM requirement of less than 15% for concrete and asphalt aggregate.

Average absorption for drill core samples is 0.34%, with a very narrow range of from 0.37% to 0.46%. This meets ASTM requirements of less than one percent absorption and exceeds the absorption quality of other California competing materials of from 0.7% to 0.8% (D.A. Holmes, 2002).

Specific gravity from drill core averages 2.66 g/cc, within the ASTM range of 2.60 g/cc to 2.70 g/cc.

Point load tests on 143 core samples produced the results shown in Table 13-5.

Results show that the Corrigan granodiorite dominantly has a Very High to Extremely High strength index. Values from drill core are consistent with surface samples.

**Table 13-5: Point Load Values for Drill Core**

| Strength | Range in Indices ($MN/m^2$) | Number of Samples | Percentage of Samples |
|---|---|---|---|
| Extremely High | 10.0 to 13.3 | 17 | 12 |
| Very High | 3.4 to 9.8 | 109 | 76 |
| High | 1.8 to 2.6 | 5 | 4 |
| Medium | 0.63 to 0.8 | 2 | 1 |
| Low | 0.12 to 0.28 | 5 | 4 |
| Very Low | 0.05 to 0.08 | 4 | 3 |

## 13.9 Geochemistry of Surface Samples and Drill Core

Geochemical analyses show no elevated levels of elements that may be deleterious to aggregate. Average values are shown in Table 13-6.

**Table 13-6: Geochemistry of Surface Samples**

| ICP Analyses | | Whole Rock Analyses | |
|---|---|---|---|
| Element | Average (ppm) | Element | Average (%) |
| Ag | <0.2 | $Al_2O_3$ | 14.7 |
| As | <2 | BaO | 0.11 |
| B | <10 | CaO | 3.14 |
| Ba | 62 | $Cr_2O_3$ | 0.01 |
| Be | <0.5 | $Fe_2O_3$ | 2.99 |
| Bi | <2 | $K_2O$ | 2.31 |
| Cd | <0.5 | MgO | 0.97 |
| Co | 5 | MnO | 0.08 |
| Cr | 48 | $Na_2O$ | 3.99 |
| Cu | 6 | $P_2O_5$ | 0.08 |
| Ga | 5 | $SiO_2$ | 69.5 |
| Hg | <1 | SrO | 0.03 |
| Mo | 4 | $TiO_2$ | 0.29 |
| Mn | 394 | LOI | 1.37 |
| Ni | 1.6 | - | - |
| P | 349 | - | - |
| Pb | 3.2 | - | - |
| Sb | <2 | - | - |
| Sr | 20 | - | - |
| Tl | <10 | - | - |
| U | <10 | - | - |
| V | 38 | - | - |
| W | <10 | - | - |
| Zn | 25 | - | - |

## 13.10 Assay Quality Assurance and Quality Control

Chemical analyses were done in accordance with standard analytical procedures for Induced Coupled Plasma Atomic Adsorption. Whole rock analyses were done by standard procedures for X-Ray Fluorescence. Given that the determination of chemical components is for the purpose of determining the relative presence of deleterious elements, rather than the determination of accurate estimates of saleable metals, insertion of blanks, duplicates and standards are not necessarily appropriate in the case of the Eagle Rock Quarry Project.

## 13.11 Check Samples

AMEC did not perform check sampling of roadcut and drill core for the purpose of Los Angeles Abrasion Resistance, Sulphate Soundness, and Absorption and Bulk Specific Gravity tests. Test results show that the Corrigan granodiorite is far superior to limits established by the ASTM for aggregate material. This means that a large variance in laboratory test results could occur without classifying the granodiorite as unsuitable for use as crushed-rock aggregate. In addition, the relatively uniform appearance of the Corrigan granodiorite in outcrop and drill core and the correlation between test results and published LA Abrasion Resistance and Sulphate Soundness values for granites makes it unlikely that materials with unacceptable characteristics are present. It would be more prudent instead to improve the confidence limits in the acceptability of the material for aggregate by increasing the number and area coverage of samples. This can be achieved in the future with additional core drilling as development of the quarry advances.

# 14.0 DATA VERIFICATION

AMEC checked joint-set mapping of outcrops and road cuts and core logging for the five core holes available at the time of its field review. Polaris' logging and mapping was done professionally and accurately. AMEC visited drill collar sites for core holes A01-02 to A05-02 and found that their locations agree with the locations shown on project maps.

AMEC E&E provided certificates for LA Abrasion Resistance, Magnesium Sulphate Soundness, Absorption and Bulk Specific Gravity tests. These are on file at the Vancouver office of AMEC. Values recorded on certificates agree with values for these measurements as tabulated in this report.

# 15.0 ADJACENT PROPERTIES

There are no adjacent aggregate properties that are pertinent to the exploration and development of the Eagle Rock Quarry Project.

# 16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

In late 2002, ERML retained Terra Nova Technologies Inc. (TNT, an AMEC company) to prepare a feasibility study for the conceptual design and capital cost of the process plant for the Eagle Rock Quarry project. The design covered all crushing, screening and processing facilities from the primary crusher to the head pulley of Conveyor 53, which feeds onto the Seabulk Systems Inc. shiploader conveyor.

The primary objective of the design of the aggregate crushing and screening plant is to provide a process facility capable of handling initial and future production rates and flexible enough to meet the demands of the aggregate market. The plant will produce five saleable aggregate product sizes through four-stage crushing and screening operations. The design allows for expansion from an initial capacity of 3 Mtpy during Years 1 through 4 to 6 Mtpy later in the project life as the mine production rate ramps up.

The five product sizes and production rates are listed in Table 4-1.

**Table 16-1: Product Sizes and Production Rates**

| Size | % | Production Rate (tpy) |
|---|---|---|
| Sand | 26 | 693,000 |
| 4.8 x 9.5 mm (#4 x ⅜ in) | 19 | 493,000 |
| 9.5 x 13 mm (⅜ in x ½ in) | 20 | 531,000 |
| 13 x 19 mm (½ in x ¾ in) | 19 | 493,000 |
| 19 x 25 mm (¾ in x 1 in) | 16 | 431,000 |

The process plant facility is divided into five major areas:

- Area 10 Primary crushing
- Area 20 Fine crushing and screening
- Area 30 Manufactured sand plant
- Area 40 Final sizing and washing
- Area 50 Storage/blending and ship loadout.

These areas represent two distinct operating systems: a production system, which includes Areas 10, 20, 30, and 40 and a product reclaim/blending and loadout system, Area 50. In the initial phase, the production system will operate 5½ d/wk at 854 tph.

Facilities designs are at a feasibility study level.

# 17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The mineral resource estimate for the Eagle Rock Quarry Project comprised three components:

- demonstration of physical and chemical property homogeneity, i.e., mineral resource quality
- volume/tonnage estimate of material, i.e., mineral resource quantity
- marketability of the mineral resource.

Consideration of these components are necessary in order to classify an aggregate mineral resource and are consistent with the guidelines for the reporting of industrial minerals in the CIM definitions referred to in National Instrument 43-101. Mineral reserves have not been declared. Until all economic, design and other modifying factors are applied to define reserves, the mineral resources do not have a demonstration economic viability. Studies have been sufficient to demonstrate that mineral resources have reasonable expectations for future economic extraction; therefore these materials meet the CIM definition of resources.

Mineral Resources were estimated by Dr. Stephen Juras, PGeo., in March of 2002. Resources have not changed since 2002.

## 17.1 Mineral Resource Quality

Physical properties are examined in detail in Sections 10 and 11 whereas chemical properties are discussed in Section 13. Mapping and diamond drilling data showed that the Corrigan granodiorite displays uniform textural and structural characteristics. The rock was demonstrated to be highly competent and to contain a potentially favourable jointing pattern with respect to obtaining an even-sized coarse fraction and angular fracture faces in resulting crushed material. Results of key quality measurements used in assessing aggregate resources gave highly favourable results. These included tests of LA Abrasion Resistance, Sulphate Soundness, Adsorption and Bulk Density. Measurements were obtained on both quarry and drill core samples and though they were similar to one another, AMEC recommends using the drill core averages to define the quality characteristics for the Corrigan granodiorite. The drill core measurements were less affected by surface weathering. Length weighted drill core results of the quality tests are shown in Table 17-1.

**Table 17-1: Mean and Coefficient of Variation (CV – mean/standard deviation) of Quality Values – Corrigan Granodiorite**

| Test | Mean | CV |
|---|---|---|
| LA Abrasion (% loss) | 16.580 | 0.050 |
| Sulphate Soundness (% loss) | 0.350 | 0.110 |
| Adsorption (%) | 0.380 | 0.080 |
| Bulk Density | 2.657 | 0.003 |

## 17.2 Mineral Resource Quantity

The volume and tonnage of the Corrigan granodiorite in the project area were estimated from a 3-dimensional block model utilizing commercial mine planning software (MineSight®). Model cell size was 20 m east x 20 m north x 15 m high. The surface project limits were defined by a property ringing logging road, which needs to be preserved to the north and east, by the Cook Creek drainage area to the west and project infrastructure needs and planned pit bottom elevation contour to the south (see Figures 7-2 and 17-1). The subsurface limit is the 75 m elevation level – planned quarry pit bottom. The bulk density value used was 2.66. Results are contained in the Table showing the classified mineral resource in Section 17.4.

## 17.3 Mineral Resource Marketability

ERML has demonstrated through its studies to date that the Corrigan granodiorite has a reasonable potential of being a commercial source of crushed rock for aggregate. Materials testing of drill core and surface samples show that the granodiorite has superior qualities relative to abrasion resistance, sulphate soundness, and water absorption. Independent studies of the California aggregate market demonstrate that the San Francisco Bay Area and Los Angeles Basin are permanently aggregate deficient and that marine imports will be required to meet projected demands starting in 2003. Other competitors, such as Hanson Aggregates, have already moved to establish aggregate offloading docks in San Francisco. A preliminary survey of available dock sites in the Bay Area in 2002, and updates to that survey in 2005 have identified sites where aggregate docking facilities would be supported by the present Port Authorities. The surveys also identified at least one potential docking facility at the Los Angeles Port.

Eagle Rock Aggregates Inc. (ERA), a wholly owned subsidiary of ERML, has secured a port site for the offloading and distribution of aggregates within the City of Richmond on San Francisco Bay. ERA has entered into a 20 year lease, extendable at ERA's option to 40 years, with Levin Enterprises Inc. the owners of this private port facility. It is intended to bring the sand and gravel from the Orca project into this facility initially, however, land is available for future expansion to accommodate the import of Eagle Rock Quarry products

through this terminal. Development permits have been obtained from the City of Richmond and the Bay Conservation and Development Commission for the ERA aggregate terminal.

ERML has utilized a selling price (ex dock) for the Corrigan granodiorite, which would be competitive with rates presently being charged by competitors in the core urban areas in Los Angeles and San Francisco. Lower prices prevail farther inland near sand and gravel pits and crushed rock quarries around the fringes of the urban areas.

Market studies support classification of the Corrigan granodiorite as a mineral resource as specified in National Instrument 43-101, Companion Policy 43-101CP, Section 1.5a, "Industrial Minerals".

## 17.4 Mineral Resource Classification

The aggregate mineral resource as of 4 April 2002 is classified as Measured, Indicated, and Inferred mineral resources. The classified mineral resources are shown in Table 17.2. The classification is also shown in projected plan view in Figure 17.1 and in sectional views in Figures 17.2 and 17.3.

No consistent classification guidelines for Measured, Indicated, and Inferred mineral resources are available for aggregate deposits. AMEC developed a protocol for the Eagle Rock Quarry Project that incorporated research into existing methodology (e.g., The Aggregate Handbook by the US National Stone Association), all data types (outcrop, quarry and drill hole) and demonstrated Corrigan granodiorite characteristics. The classification protocol consisted of two parts: defining limits at surface followed by a set of rules for sub-surface projection. The remarkable continuity in observed and measured characteristics allowed the highest level of confidence (Measured mineral resource) to be declared up to 200 m laterally from a drill hole, if supported in that particular area by a sampled quarry site. Indicated mineral resources were then defined as material within 2 m x 400 m (the Measured distance). The remaining project surface area met this condition. No surface Inferred Mineral Resource material is present.

Subsurface projection was set to one half the respective lateral projection. Surface Measured mineral resources were projected to 100 m and surface Indicated mineral resources were projected to 200 m. Material between 100 m and 200 m below surface Measured mineral resources was classified as Indicated mineral resource. Any material 200 m below surface was classified as Inferred mineral resource. Resources were classified only to the project pit bottom of 75 m elevation.

**Table 17-2: Eagle Rock Quarry Project – Mineral Resource Summary, 4 April 2002**

| Class | Volume ($Mm^3$) | Tonnage (Mt) |
|---|---|---|
| Measured Mineral Resource | 89.48 | 238.0 |
| Indicated Mineral Resource | 168.77 | 448.9 |
| **Measured and Indicated Mineral Resource** | **258.25** | **686.9** |
| Inferred Mineral Resource | 8.64 | 23.0 |

Note: Bulk density value = 2.66; Mineral Resource calculated only to 75 m elevation.

Figure 17-1: Plan Map of Resource Classification


A17-02
A08-02
A88-02
A81-02
JTNUM
< 0
>= 0
>= 5
>= 10
>= 15
>= 20
>= 30
>= 40
>= 50
RQD
< 0
>= 0
>= 10
>= 30
>= 50
>= 70
>= 90
Figure 17.2
Section North 5439750.00
2002/04/08
Scale = 1mm : 5000.00mm
Drill Hole (DH), Quarry, Surface sites
Classified Mineral Resource
LA Abrasion, Soundness, Absorption
(as values beside DH or Quarry)
Joint frequency (JTNUM) / RQD
(as left side / right side DH st
Classification: Measured = yellow
Indicated = orange; Inferred = g
Fault Traces - purple dashed lines
Ultimate Pit Outline - blue line
(E-W section, looking N)
(data projected +/- 125 m)

**Figure 17-2: Resource Classification, Section North 5439750**


N

Figure 17-3: Resource Classification, Section East 365000


A03-02
A09-02
A05-02
JTNUM
RQD
Figure 17.3
Section East 365000.00
2002/04/08
Scale = 1mm : 5000.00mm
Drill Hole (DH), Quarry, Surface sites
Classified Mineral Resource
LA Abrasion, Soundness, Absorption
(as values beside DH or Quarry)
Joint frequency (JTNUM) / RQD
(as left side / right side DH stripe)
Classification: Measured = yellow
Indicated = orange; Inferred = green
Fault Traces - purple dashed lines
Ultimate Pit Outline - Blue line
(N-S section, looking W)
(data projected +/- 175 m)

# 18.0 OTHER DATA AND INFORMATION

ERML commissioned AMEC to provide a feasibility study of the Eagle Rock Quarry Project in 2002. ERML decided to put the partially completed study on hold because of a corporate decision to pursue development of the Orca natural sand and gravel project located near Port McNeill, Vancouver Island. What follows is a brief synopsis of findings from the partially completed AMEC feasibility report.

- The mine plan for the Eagle Rock Quarry project was developed by Peter Beaudoin, P.Eng., with input from Steven Hodgson and Mark Pearson of AMEC The quarry will be developed in three phases. The pit will be developed as single benches with 75° face slopes and 11 m safety benches, for final pit slopes of 45°. Overall, the proposed pit covers an area of 162 ha and contains a total of 542 Mt of material suitable to produce the desired products. With this design, the mine could operate continuously for more than 90 years at a rate of approximately 6 Mtpy. Production in Years 1 through 4 would be 3 Mtpy.
- Terra Nova Technologies Inc. prepared a feasibility study-level design and capital cost estimate for the process plant and conveyance facilities. The plant will produce five saleable aggregate product sizes through four-stage crushing and screening operations. The design allows for expansion from an initial capacity of 3 Mtpy during Years 1 through 4 to 5 Mtpy later in the project life as the mine production rate ramps up. Power supply will be provided by BC Hydro through 25 kV overhead lines from Port Alberni. A substation will be constructed at the tap point connection to the BC Hydro grid. Power will be distributed at 4.16 kV on pole-mounted lines to the process and ancillary loads. It should be noted that this supply requires an amendment to the Environmental Assessment Certificate issued for the quarry but this is not expected to be a problem in view of the favourable impact on emissions.
- Plans for site development, including access, surface drainage, earthworks, water management, waste management, ANFO and explosives, and ancillary buildings are included in the feasibility study.
- Geophysical work to provide data for civil design and quantities of cut material was conducted by Frontier Geosciences (Frontier) under the direction of AMEC E&E. The work included geotechnical mapping and test pitting and methods to determine soil cover depths over bedrock. Frontier recommended removing some sand and gravel layers and the use of raft foundations and vertical dowels in the area of the primary and secondary crushing areas. They also recommended drains to be constructed in the excavations for the stockpile reclaim conveyors and anchors and supports to be designed within the foundation for the shiploading facilities.
- ERML prepared a Environmental Impact Assessment report which presents a thorough assessment of the project. The key project-related environmental issues identified in

the EIA were the freshwater ecosystem, groundwater, dust, noise, visual impact, and the terrestrial ecosystem.

- The project execution plan and master schedule were developed to meet construction and start-up milestones within the proposed timeframe and estimated capital cost of the project.
- The total estimated cost to design, construct, procure, and commission the facilities for a production rate of 3 Mtpy is between $103,000,000 and $141,800,000, with an 80% probability that $120,900,000 will not be exceeded. The estimate covers the direct field costs of executing the project, plus the indirect costs associated with the design, construction, and commissioning of the new facilities.

# 19.0 REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT AND PRODUCTION

Two series of studies were undertaken in 2002 and 2003 to assess the suitability of the Corrigan Granite as a source of crushed rock aggregate, evaluate the market for these materials in major urban areas of the West Coast of the United States and to develop designs for a proposed quarry, processing facilities and ship loading facilities at the Eagle Rock site. In early 2002 a Preliminary Assessment was completed which provided detailed exploration data, resource estimates, preliminary pit designs, conceptual process and ship loading designs, preliminary capital costs, financial analyses and environmental studies. In late 2003, ERML commissioned AMEC E&C Services (now AMEC Americas Limited) to produce a feasibility study that would include updated quarry designs with geotechnical support, production plans, detailed process and infrastructure designs, ship loading facility designs, environmental assessments, and capital and operating cost estimates. Most design and cost estimation aspects of this study were performed, but the study was not completed because of a decision by Polaris Minerals in March of 2003 to pursue development of the Orca sand and gravel project near Port McNeill, Vancouver Island and to defer development of the Eagle Rock quarry.

In this report, all dollar figures ($) refer to Canadian dollars unless otherwise stated as United States dollars (US$). US$ /t refers to US$ per tonne. AMEC converted sales prices in US$/short ton quoted by Polaris in its Preliminary Assessment to US$/tonne to establish consistency between resource, production and sales units.

## 19.1 Open Pit

Mining studies have been based upon the removal of 3.0 Mtpy of aggregate and scalpings in years 1 through 4, increasing production to 6.0 Mtpy in subsequent years. Equipment sizing is adequate for an operation of this size.

The design of the quarry is based on utilizing the Macktush Creek road as the crest limit, projecting down at an inter-ramp angle of 45° to the pit bottom at 75 masl. The pit design uses Measured and Indicated Resources and single benches with 75° face slopes and 11 m safety benches. Overall, the proposed pit covers an area of 162 ha and contains a total of 542 million tonnes of Measured and Indicted Resources. The mine could operate continuously for more than 90 years at a rate of approximately 6 Mtpy.

Reserves have not been declared because the feasibility study has not been completed. Quarry designs instead have been developed to ensure reasonable expectations of future economic extraction of the resources.

The pit has been divided into three phases, as shown in Table 19-1. To minimize mine operating costs, the lower portion of the quarry will be mined from the bottom up in two

relatively short phases at elevations ranging from 75 m (pit bottom) to over 200 m. The third phase will be mined from the top down. The western extent of Phases I and II is limited by steep bluffs that outcrop in and around the 200 m elevation; access to the top of these bluffs must therefore be from the west. Development of Phase III must begin at least two to three years in advance of the completion of Phases I and II. A new haulage road will be required in Phase III to provide access to the higher benches at elevations up to 315 m. The road will be parallel to the existing logging road and will be entirely within Eagle Rock Quarry property.

Ramp designs meet the requirements of Sections 6.8.1 and 6.8.2 of the Health, Safety, and Reclamation Code for Mines in British Columbia.

**Table 19-1: Eagle Rock Quarry Project Scheduled Tonnages (Measured and Indicated Resources)**

| Phase | Rock ('000 t) |
|---|---|
| I | 14,516 |
| II | 39,438 |
| III | 488,299 |
| **Total** | **542,253** |

The open pit would be mined using conventional haulage trucks and a front shovel excavator. Development work for each phase will include access road construction followed by clearing, grubbing, and overburden removal. It is assumed that the latter activities will be contracted out to local businesses. Once a bench level has been prepared, production equipment will drill, blast, load and haul material to the plant for processing. Mine equipment requirements for the initial 3 Mtpy production rate are listed in Table 19-2.

**Table 19-2: Mine Equipment Requirements**

| Equipment | Size | Number |
|---|---|---|
| *Loading* | | |
| Diesel-hydraulic front shovel | 7 $m^3$ | 1 |
| Back-up front-end loader | 6 $m^3$ | 1 |
| *Drills* | | |
| Diesel-hydraulic blasthole drill | 6 in | 1 |
| *Trucks* | | |
| Haulage truck | 63 t | 2 |
| Support Equipment | | |
| Tracked bulldozer | 300 kW | 1 |
| *Grader* | 160 kW | 1 |
| Hydraulic backhoe | 1 $m^3$ | 1 |

Workforce requirements are based on the number of equipment units needed to achieve the production schedule at the expected productivities. The quarry will operate two shifts per workday, 8 hours per shift, Monday to Friday, with a single 8-hour shift on Saturday. The schedule includes 10 statutory holidays per year. Total annual operating time is therefore 277 working days, or 554 shifts.

## 19.2 Materials Handling and Processing

ERML retained Terra Nova Technologies Inc. (TNT, an AMEC company) to prepare a feasibility study for the conceptual design and capital cost of the process plant for the Eagle Rock Quarry project. The design covered all crushing, screening, and processing facilities from the primary crusher to the head pulley of Conveyor 53, which feeds onto the Seabulk Sytems Inc. shiploader conveyor. TNT's design is briefly outlined below.

The primary objective of the design of the aggregate crushing and screening plant is to provide a process facility capable of handling initial and future production rates and flexible enough to meet the demands of the aggregate market. The plant will produce five saleable aggregate product sizes through four-stage crushing and screening operations. The design allows for expansion from an initial capacity of 3 Mtpy during Years 1 through 4 to 6 Mtpy later in the project life as the mine production rate ramps up.

The five product sizes and production rates are listed in Table 19-3.

**Table 19-3: Product Sizes and Production Rates**

| Size | (%) | Production Rate (tpy) |
|---|---|---|
| Sand | 26 | 693,000 |
| 4.8 x 9.5 mm (#4 x ⅜ in) | 19 | 493,000 |
| 9.5 x 13 mm (⅜ in x ½ in) | 20 | 531,000 |
| 13 x 19 mm (½ in x ¾ in) | 19 | 493,000 |
| 19 x 25 mm (¾ in x 1 in) | 16 | 431,000 |

The process plant facility is divided into five major areas:

- Area 10 Primary crushing
- Area 20 Fine crushing and screening
- Area 30 Manufactured sand plant
- Area 40 Final sieving and washing
- Area 50 Storage/blending and ship loadout.

These areas represent two distinct operating systems: a production system, which includes Areas 10, 20, 30 and 40, and a product reclaim/blending and loadout system, Area 50. In

the initial phase, the production system will operate 5½ days per week at 854 tonnes per hour.

## 19.3 Marine Facility and Shipping

The chosen location for the loading facility is on the north side of Hocking Point. This site offers protection from prevailing winds, the presence of deep, unimpeded, water close to shore, and does not interfere with the navigation light on Hocking Point. The site location with deep water relatively close to shore allows a solution to be utilised for mooring the ships using "stiff legs" or mooring supports anchored to the shore, thus avoiding construction in the waters of the Inlet.

A bulk loading terminal will be developed at this location. Product will be moved to market utilizing Panamax or similar vessels with a payload of approximately 75,000 tonnes. The stockpile reclaim system will have a capacity of 5,000 tph. This reclaim capacity will allow the loading of the ship with a 24 hour turnaround time. The site plan and marine facility design by Klohn Crippen and Seabulk Systems Inc. for the Marine Facility are provided in Figures 19-1 through 19-5.

AMEC has performed a preliminary rates analysis for the loading of dedicated self-unloading Panamax vessels and this is presented below in Table 19-4.

**Table 19-4: Rate and Throughput Analysis – Shiploading**

| Area | Description | Units | 3.0 Mtpy 5,000 tph |
|---|---|---|---|
| 1 | Berth in Use Days & Utilization | | |
| | Day in Year | days | 365 |
| | Weather Lost Days (2%) | days | 7.3 |
| | Berth Utilization | % | 20 |
| | Berth In Use | days | 72 |
| 2 | Ship Size Distribution & Ships per Year | | |
| | Handymax (not used) | % of fleet | 0 |
| | Panamax (53,000 t average parcel) | % of fleet | 100 |
| | Cape Size (not used) | % of fleet | |
| | VLCC (not used) | % of fleet | |
| | Average Shipment Size | t | 53,000 |
| | Average Number of Ships Per Year | No | 57 |
| 3 | Operational Delays | | |
| | access channel – approach | h | 1.0 |
| | turn and berth | h | 0.5 |
| | documentation and loading preparation | h | 1.0 |
| | hatch changes | h | 0.00 |
| | shifting/warping movements (0.75 h per movement) | h | 12.00 |
| | final trimming | h | 1.0 |
| | documentation and survey | h | 0.5 |
| | deberth | h | 0.5 |
| | depart channel | h | 0.5 |
| | Total Operational Delays Per Vessel | h | 17.0 |

| Area | Description | Units | 3.0 Mtpy 5,000 tph |
|---|---|---|---|
| 4 | Efficiency of Reclaim System | | |
| | Reclaim availability | | 90 |
| | Conveyor availability (0.97^No of conveyors) | | 91 |
| | Shiploader availability | | 95 |
| | Reclaim system availability (avail1 x avail2 x ...) | | 78 |
| 5 | Average Loading Hours Available per Vessel | | |
| | At Berth Days per Vessel | days | 1.26 |
| | At Berth Hours per Vessel | h | 30.3 |
| | Potential Loading Hours per Vessel | h | 13.3 |
| | Actual Loading Hours per Vessel | h | 10.4 |
| 6 | Reclaim & Loading Rates | | |
| | Average Required Loading Rate (Nominal) | tph | 5094 |
| | Min. Required Design Rate | tph | 6368 |

**Figure 19-1: Marine Facility – Navigational Map of Marine Facility Area**


Macktush Bay
Macktush Creek
SPROAT NARROWS
Booms
Pannes
Flood / Flot 1 kn
Ebb / Jusant 1½ kn
River Pt
Franklin
Dols
NEW MARINE FACILITY
TO ONSHORE STOCKPILE
Hocking Pt
KEY PLAN
LOCATION PLAN
SCALE: N.T.S.
LEGEND:
NAVIGATION BEACONS
SUBMARINE CABLES
LOG POND, LOG BOOM AS PER HYDROGRAPHIC CHART No. 3668
NOTES:
1. SOUNDING TO TIDE AND CHART DATUM.
NOT FOR CONSTRUCTION
Eagle Rock
EAGLE ROCK QUARRY
NAVIGATIONAL MAP OF MARINE FACILITY AREA

Figure 19-2: Marine Facility, Bathymetry – Hocking Point


ALBERNI INLET
HOCKING PT.
VANCOUVER ISLAND
PLAN
SCALE A
PACIFIC OCEAN
SURVEY AREA
LOCATION MAP
SCALE: N.T.S.
NOTES:
1. SURFACE VESSEL POSITIONING DATA WERE OBTAINED USING AN ASHTECH XII GPS RECEIVER IN REALTIME MODE. POSITIONING DATA WERE DIFFERENTIALLY CORRECTED USING CORRECTOR DATA FROM RICHMOND BC. POSITIONING DATA WERE LOGGED AT 1 SECOND INTERVALS.
2. ALL BATHYMETRIC CONTOURS SHOWN ARE IN METRES AND ARE CORRECTED TO LLW DATUM USING PREDICTED TIDAL DATA FOR PORT ALBERNI. CONTOUR INTERVAL IS 5M WHERE SHOWN.
3. THE BATHYMETRIC DATA SHOWN WERE COLLECTED USING AN INNERSPACE MODEL 448 DIGITAL ECHO SOUNDER WITH A 200KHZ, 3 BEAMWIDTH TRANSDUCER, RUN OVER PREDETERMINED LINES AT A NOMINAL SPACING OF 10M.
4. COASTLINE POSITIONS WERE DIGITIZED FROM CHS CHART #3668 (1:40,000 SCALE) AND WERE MODIFIED/VERIFIED BASED ON THE DECEMBER 2001 SURVEY. TOPOGRAPHIC DATA WERE DIGITIZED FROM TRIM CHART 92.006 AND 92.016 (1:20 000 SCALE). THIS DATA WAS SUPPLEMENTED WITH 15 TOPO DATA POINTS COLLECTED IN DECEMBER 2001 BY TRSI. TOPO CONTOURS WERE SLIGHTLY MODIFIED BASED ON THESE TOPO POINTS.
LEGEND:
CONTOURED BATHYMETRY FROM TRSI SURVEY ON DECEMBER 4-5, 2001, INDEXED AND ANNOTATED AT 20M INTERVALS
CONTOURED BATHYMETRY FROM CANADIAN HYDROGRAPHIC CHART #3668 (1:40 000 SCALE). ADJUSTED TO GEODETIC DATUM
HIGH WATERLINE – DERIVED FROM DGPS FIXES ON VISIBLE HWL
WATERLINE AT TIME OF SURVEY – DERIVED FROM DGPS FIXES AT TIME OF SURVEY (1.2M)
HOCKING POINT LIGHT BEACON FROM CHS CHART #3668 (1:40 000 SCALE) AND VERIFIED IN THE FIELD
TOPOGRAPHIC CONTOUR – DERIVED FROM TRIM SHEET #92F.006 AND 92F.016 (1:20 000 SCALE)
TOPOGRAPHIC CONTROL POINT
NOT FOR CONSTRUCTION
SCALE A: 0 200 m
Eagle Rock
EAGLE ROCK QUARRY
BATHYMETRY – HOCKING POINT (AFTER TERRA REMOTE SENSING INC.)
FIGURE 7.42

**Figure 19-3: Marine Facility, Site Plan**


PRELIMINARY
Eagle Rock
Alberni Inlet
Aggregate Terminal
Site Plan

**Figure 19-4: Marine Facility, Site Cross Section**


PRELIMINARY
Alberni Inlet
Aggregate Terminal
Site Cross Section

**Figure 19-5: Marine Facility – Cantilever Dolphins**


[redacted]-27
PRELIMINARY
Eagle Rock
Alberni Inlet
Aggregate Terminal
Cantilever Dolphins
1:100
SS - 463-P-201

Close coordination will be required between the design of the overland conveyor and the shiploader. This is particularly the case if the overland conveyor is regenerative (sloping downhill) or if the conveyor is particularly long. Consideration should be given, during the next phase of the project development, to the introduction of a small transfer conveyor, located prior to the shiploader.

AMEC has determined that the majority of deep-sea ships calling to Port Alberni facilities are lumber carriers destined for Japan. Maximum size ships presently calling into Port Alberni are geared Handysize vessels of between 46,000 dwt to 56,800 dwt due to berth dredging limitations. However, AMEC is not aware of navigation constraints for Panamax class ships in Trevor Channel or Alberni Inlet, but confirmation of this should be sought through the Pacific Pilotage Authority. The use of tugs for both berthing and departure would be mandatory and are required according to both Vancouver Pacific Pilotage and Pacific Towing of Port Alberni. Tugs would require a minimum total horsepower of 5% of deadweight tonnage, or in the case of Panamax vessels, approximately 3,500 HP with no bow thrusters on the deep-sea ship, or 2,000 HP with bow thrusters. Three tugs would likely be supplied, available locally, at an approximate cost of $6,000 to $10,000 per vessel movement. These costs have been sufficiently allowed for by ERML and are comparable with those used in the Ocean Transportation Study by Simpson, Spence, and Young.

A Shipping rate of US$4.94/t, used by ERML is comparable with the shipping rate of US$4.97/t quoted by Spence, Simpson & Young (SSY) for a Panamax self-unloader. Due to the preliminary status of the receiving dock location in California, ERML has used an average shipping cost for both the San Francisco and Los Angeles routes. AMEC considers this rate to be conservative but appropriate for scoping level study. Individual shipping costs for the two markets need to be identified once more information is obtained at the next phase of the project development.

### 19.3.1 Shipping Estimates

On regular schedule between the Bay area and Port Alberni, bunkering will likely take place in San Francisco. Load time in port for all ship sizes is assumed to be one day. Taking into account shift changes, there are 20 available operating hours in a 24-hour day. To complete loading (3 Mtpy Base Case) in one day, an average shiploading rate of between 2,400 tph to 5,100 tph would be required (see Table 19-3). Note that 'average' loading rate is not equivalent to a 'design' loading rate. ERML's reported shiploading system rate of 5,000 tph will allow loading of a Panamax vessel in one day. The shipping rate and/or the ship loading time should be reviewed during the next phase of the project development, as this will also have an impact on the estimated shipping rate.

Further investigation into freight portfolio management should be undertaken during the next phase of the project development since this cost has a large net effect on project IRR. Investigation should include management of the project freight portfolio through a

combination of contracts of affreightment, spot fixing and hedging such as freight futures agreements (FFA's) and Biffex (Baltic Freight Futures Exchange) contracts to hedge against possible large increases in freight costs in future years.

## 19.4 Infrastructure and Site Layout

### 19.4.1 Site Location

The site is located on the west side of the Alberni Inlet, approximately 15 km south of the town of Port Alberni. It is accessible by a 26 km logging road from Highway 4 which is a provincial highway connecting Port Alberni to Ucluelet.

Infrastructure issues, particularly accommodation, water supply and drainage and electrical power supply were well addressed in the draft 2003 feasibility study. Appropriate site preparation costs have been estimated. Infrastructure includes:

- power supply and substations
- service buildings
- access roads
- shiploader
- sedimentation ponds
- site drainage
- civil work.

ERML's Site Layout is provided as Figure 19-6.

### 19.4.2 Access Road

Access to the site is by a logging road, which starts at the turnoff from the provincial Highway 4 west of the town of Port Alberni. ITLP (formerly Weyerhauser) owns approximately one mile of the logging road, close to Highway 4. The rest of the road lies on Crown land. In 2002, Weyerhaeuser upgraded the road to 75,000 kg capacity. In areas with steep grade, logging truck traffic is co-ordinated with radio. The width of the road varies in different areas but can be used for transportation of equipment for the Eagle Rock Quarry Project.

An agreement for the use of the road will be negotiated with ITLP to transport equipment and materials during construction and fuel, ammonium nitrate, explosives and consumables during operation of the quarry.

The road is located in TFL 44, ITLP's largest, long-term forestry block and is expected to be used for forestry purposes during the life of the Eagle Rock Quarry Project.

**Figure 19-6: Site Layout**


Alberni Inlet
SHIPLOADER
ULTIMATE PIT
INITIAL PIT
PLANT SITE
KEY PLAN
Vancouver Island
Pacific Ocean
PROPOSED SITE
Eagle Rock
EAGLE ROCK QUARRY
OVERALL SITE PLAN

### 19.4.3 Accommodation

The town of Port Alberni is close to the site and operation on night shift and over weekends is not expected for the Project. The workforce including management staff would reside in the town of Port Alberni and commute on a daily basis. A camp at the site is not anticipated and ERML intends to transport workers to site by buses with no private vehicles of the employees being allowed on the road for safety reasons. Another option would be to transport workers to site by water taxi from Port Alberni approximately eight nautical miles from the project site. No allowance has been made for the cost of non-production staff such as first aid attendant and the cost to transport the labour force to/from the mine site.

### 19.4.4 Site Preparation, Offices and Other Buildings

The quarry site is a shallow hill of granite rising in a series of benches from sea level to an elevation of 333 m. Rock will be quarried down to the 75 m elevation. The process plant will be constructed at an elevation of approximately 55 m between the quarry and the existing logging road. This area is a low-lying bench overlain with soils of varying types and depths, indented with steep-sided gulleys and streams that feed into South Creek, which in turn outfalls into Alberni Inlet. The process plant site will be approximately 1,200 m long x 500 m wide, bounded by the edge of the quarry to the northwest, the logging road to the southeast, Cook Creek to the southwest and Dock Creek to the northeast.

In January 2003, ERM awarded two contracts to provide topographic and geotechnical data to assist engineering in the development of the site layout and to calculate quantities of cut-and-fill material. Global Geomatics provided 1:1,000 digital topographic maps with 1 m contour intervals. Frontier Geosciences, under the direction of AMEC E&E, conducted a seismic refraction investigation to provide information on the depth of bedrock in the areas of interest. AMEC E&E coordinated test pitting in critical areas of the proposed plant and facility locations. Detailed recommendations for site preparation are included in the EIA report (ERML, 2003).

Two double-walled steel tanks, 4 m in diameter each with a capacity of 38,000 L, will be provided for fuel storage. The total tank capacity is based on a design fuel consumption of 10,000 L/d and 7 days' storage. This requirement should be revisited in the event that a BC Hydro power supply is provided to the site because a smaller fuel storage capacity will be adequate if the diesel power generation facility, as envisioned in the EIA, is eliminated.

The truckshop will be a rectangular pre-engineered building 25 m long x 24 m wide founded on spread footings on soil. The building will be configured to accommodate two 15 m long x 9.2 m wide truck repair bays, one light vehicle repair bay, a warehouse and tool crib area, an electrical shop, lube oil storage room, a lunchroom, a single office and a

washroom on the ground floor. Ventilation equipment will be enclosed in a mechanical room on the second floor above the warehouse. A 10 tonne bridge crane with minimum 10 m clearance will service the vehicle bays. The exterior walls of the building above 2.6 m height will be clad with insulated, pre-painted profiled steel complete with internal liner. The lower walls will be masonry to complement the adjacent office and dry buildings, which will be load-bearing blockwork type. Internal architectural finishes include steel stud walls complete with vinyl gyproc on both sides, and suspended ceilings in the office areas.

The dry/laboratory will be a rectangular blockwork building with a steel-clad and steel-framed truss type roof, 23 m long x 17.5 m wide by approximately 4 m high. The building will be founded on strip footings on soil. The changeroom will contain 100 clean and 100 dirty lockers, showers and other facilities to accommodate up to 87 men and 13 women. The laboratory will occupy an area 4.6 m wide x 17.5 m long at one end of the building. A first aid room will also be included in this building. Internal architectural finishes include steel stud walls complete with vinyl gyproc on both sides, suspended ceilings, ceramic tiles and other floor finishes as required.

The administration office building will be a rectangular blockwork and metal-clad building with a steel-clad and steel-framed truss type roof, 16 m long x 7.5 m wide x approximately 4 m high. The building will be founded on strip footings on soil. The external appearance of the building has been architecturally enhanced to replicate a West Coast Indian longhouse. The building layout has been designed to accommodate two offices, a general clerical/files area, a meeting/training room, a storage area, and other service facilities. Internal architectural finishes include steel stud walls complete with vinyl gyproc on both sides and suspended ceilings.

Site preparation costs were considered to have been underestimated in AMEC's initial review. AMEC's feasibility report addressed this issue and increased costs accordingly. Further discussion is provided under Capital in Section 19.7.

### 19.4.5 Surface Water and Drainage

The surface runoff of the site drains into two creeks; one running into the Inlet close to the proposed dock site (referred to as Dock Creek for the purposes of identification in the EIA only); and the other creek entering the Inlet south of the proposed process plant site through a culvert under the access road. This second creek was referred to as South Creek for the purposes of the EIA, however, as a consequence of the conditional Water Licence being issued, Land and Water British Columbia Inc. subsequently authorized the permanent naming of this drainage as South Creek. The project will utilize a constructed sediment control system on South Creek consisting of two ponds which will impound surface water from the quarry and provide process wash water (ERML, 2003). Process water will be recycled through a filtration plant with the resulting clean water being returned to the settling pond system. The settling pond system will drain into South Creek using a

drop inlet spillway. The spillway will run in a culvert under the road that crosses South Creek, which in turn will be used as the embankment for the pond system. The present plan has been developed based on accurate surface mapping by two Polaris geologists and designed by Klohn Crippen who studied the hydrology of the area in detail.

ERML received a Conditional Water License (No. 1180099) from Land & Water BC granting water rights on South Creek (Figure 19-7). According to the license, the maximum quantity of water which may be held in storage is 118 acre feet of which 0.1 $ft^3$/sec is to be released for conservation purpose into the lower reach of South Creek during the summer period from storage, and 156,200 gallons per day may be diverted for industrial purpose. The license commenced on 13 February 2003.

### 19.4.6 Electrical Power Supply

Power will be supplied by BC Hydro through a 25 kV overhead pole line from Port Alberni to the quarry site along existing logging roads. A substation will be constructed at the tap point connection to the BC Hydro grid. Power will be distributed at 4.16 kV on pole-mounted lines to the process and ancillary loads. This will require an amendment to the Environmental Assessment Certificate and the consent of the two land owners along the easement for the logging service roads, neither of which is expected to be a problem.

### 19.4.7 ANFO and Explosives

Ammonium nitrate and explosives would be delivered to site on demand by contractors. The ANFO would be mixed and fed into blast holes by contractor onsite with fuel oil supplied by ERML. No on-site ANFO or explosive storage is anticipated for the Project.

### 19.4.8 Fuel Storage

A fuel storage station complete with dispensers and containment for spillage would be provided. It would be located south of the process plant and close to the road for easy access. The station has not been identified in the conceptual layout but needs to be considered at the next phase of the project development.

### 19.4.9 Processing Plant

This is described under Section 19.2.

### 19.4.10 Dock Facilities

This is described under section 19.3.

## 19.5 Environmental Considerations

### 19.5.1 Introduction

In January 2003, ERM submitted a final application report for the Eagle Rock Quarry project to the BC Environmental Assessment Office. The report presents a thorough assessment of the project, including potential impacts on the surrounding natural environment and on the nearby communities.

Environmental Assessment Certificate M03-01 was issued on 17 September 2003 by the Province of British Columbia and executed by the Minister of Sustainable Resource Management, the Minister of Energy and Mines, and the Minister of Water, Land and Air Protection. This certificate covers the construction, operation, dismantling, and operation of the Eagle Rock Quarry and is subject to conditions outlined in the certificate document. The project did not trigger an application under the Canadian Environmental Assessment Act (CEAA).

The key project-related environmental issues identified in the EIA are summarized below.

### 19.5.2 Biophysical Environment

***Freshwater Ecosystem***

The quarry facilities have been carefully sited to avoid impacts on the Featherstone and Cook Creek watercourses. Impacts from the project on surface water quality will be restricted to South Creek. The watersheds in the project area are shown in Figure 19-7. It is proposed to construct and operate settling basins in South Creek for the removal of sediment from quarry and site runoff and to serve as a process water storage reservoir. The project involves washing aggregate materials but includes a water treatment facility (filtration plant) to remove suspended solids so that process water can be recycled.

A waterfall on South Creek 26 m upstream of the outlet to Alberni Inlet restricts fish habitat to this lower section of the creek. The project facilities have been sited to avoid direct impacts on this section. Mitigation measures have been included to reduce impacts resulting from three project-related conditions:

- increase in total suspended solids due to surface disturbance and dust
- increase in nitrate concentrations due to blasting agents used on site
- changes to the natural stream flow in South Creek due to the construction of settling ponds approximately 215 m upstream of the fish-bearing section.

Efforts to minimize erosion and sedimentation into the creek will include sediment control structures, a two-stage settling pond system upstream of the fish habitat section and progressive reclamation of the quarry site.

Use of best-management practices for nitrogen-based blasting agents and the addition of large amounts of water into the drainage are expected to keep nitrogen levels in the fish-bearing section of South Creek well below provincial guidelines. Modelling based on the maximum predicted mass of nitrate was conducted to determine predicted nitrogen concentrations in South Creek for an average year, a 1 in 10 wet year and a 1 in 10 dry year; all predicted concentrations were below provincial guidelines.

The EIA acknowledges that stream flows in South Creek will need to be maintained throughout the life of the project to assure food and nutrient supply to the fish-bearing section of the creek. The settling pond system has been designed with a "bleed line" through the downstream pond to convey water downstream and thus maintain these flows.

The water discharged from the settling basins into the lower reaches of South Creek will have to consistently meet Canadian Water Quality Guidelines for the Protection of Freshwater Aquatic Life (CCME Guidelines) to avoid classification as a deleterious substance under the Federal Fisheries Act. The key parameters of concern are likely to be total suspended solids and nitrogen compounds.

### *Groundwater*

From studies to date, it appears that the rock mass will have very low flows and that the quarry will act as a discharge area. As such, the quarry development is not expected to have adverse effects on groundwater. However, additional field testing, including hydrogeologic mapping, water level monitoring, in situ permeability testing and groundwater chemistry, is recommended to confirm these assumptions.

### *Dust*

Perhaps the most significant issue with respect to the quarrying process is the production of dust. Many control measures have been proposed to help the effects of dust on the surrounding environment. These include speed limits for vehicles, covering and stabilizing exposed soils, watering and possibly using dust control reagents on road surfaces, automatic spray suppression systems throughout the processing plant, progressive reclamation, efficient blasting, and enclosure of the shiploading conveyor. In conjunction with these measures, dust levels will be monitored and a response plan created that outlines procedures to be followed if dust levels become elevated.

**Figure 19-7: Watersheds**


Macktush Campground
Featherstone Creek
Quarry Limit
Cook Creek
Drainage to be diverted to settling ponds when affected.
Settling and Retention ponds for site drainage control.
LEGEND
Featherstone Creek Watershed
Project Watershed
Cook Creek Watershed
Drainages, Streams and Ponds
NOT FOR CONSTRUCTION
Eagle Rock
EAGLE ROCK QUARRY
PROJECT WATERSHEDS

***Noise***

Many stakeholders have identified noise as a concern. Although ambient noise levels will increase during project construction and operation, significant off-site disturbance is not anticipated. Several mitigative measures have been proposed, including mufflers and noise-dampening systems for equipment, limiting production to the daytime, avoiding noisy activities during sensitive wildlife cycles and recreational activities, where possible, and using blasting techniques that reduce blasting noise.

***Visual Impact***

To alleviate concerns with respect to the visual impacts of the site on recreational and tourism use of Alberni Inlet, a visual quality objective has been set. A buffer of second-growth forest will be left along the boundary of the site adjacent to Alberni Inlet to help hide the lower part of the quarry and the process plant both during and after production. Visual impacts of the upper part of the quarry, above the forest buffer, will be addressed at closure. Closure work will include revegetating the quarry floor and benches, rounding the vertical profile of the benches and recontouring the bench faces to reduce long straight lines. The combination of softened lines and vegetation should allow the quarry to partially blend into the surrounding landscape.

***Terrestrial Ecosystem***

Many wildlife inventories have been conducted in the site area, with specific attention to identifying any threatened or endangered species that may inhabit the project area. The only species found to be of potential concern is the marbled murrelet, which tends to habituate in old growth forests. To prevent disturbance during possible murrelet breeding and nesting periods, it is proposed to clear old growth areas required for project purposes only between 15 September to 31 March. Other sections of old growth forest, particularly along the foreshore of Alberni Inlet, will be maintained and therefore continue to provide habitat, along with the nearby Macktush and Cook Creek valleys.

### 19.5.3 First Nations Consultation

The three First Nations groups who reside in the area around the Eagle Rock Quarry site have been consulted extensively with respect to the project. Two specific concerns are heritage sites and current traditional uses of the site. A thorough archaeological study was conducted in the vicinity of the proposed quarry. Several sites containing Culturally Modified Trees (CMT's) were identified, and the facility layout was adjusted accordingly to prevent their disturbance.

Current traditional land uses are hunting and trapping. Although some wildlife habitat loss will result from the quarry project, the quality of the habitat is considered to be limited, and

wildlife in the area should not be significantly affected. The First Nations trapper who has registered tenure for the area, including the project site, has been contacted and is supportive of the quarry project.

### 19.5.4 Environmental Monitoring

ERM has committed to implementing ongoing environmental monitoring programs during the quarry life to assess impacts that the project may have on the surrounding natural environment and to measure performance against the various regulatory requirements and standards that will apply to the project.

## 19.6 Marketing

### 19.6.1 Introduction

ERML has retained United States-based consultants experienced in evaluating aggregate markets and the development of marketing strategies. The lead consultant is Holmes Reserves LLC (Holmes) whose principal, David A. Holmes, is an aggregate geologist with more than 40 years' experience in aggregate studies in the western United States. In 2001, Holmes completed a study of the California market for aggregates, concentrating on the San Francisco Bay and Los Angeles basin areas. In 2005, ERML commissioned Holmes to update the earlier study and expand it to include the San Diego area. This later report (Holmes 2005) provides a detailed assessment of the present supply, demand, and structure of aggregate markets in the San Francisco, Los Angeles and San Diego regions, as well as the strengths and weaknesses of major producers in these areas. The study also provides a range of prices for concrete aggregate in each market, both FOB quarry and delivered. The following discussion of California markets is derived from the Holmes 2005 report. Methods used by Holmes to investigate the price structure, supply, and demand balance and the description of competitors in the market are appropriate and of sufficient accuracy for a feasibility study.

California has a population of 36 million people and is one of the most dynamic economies in the United States. It ranks first in the country in total non-fuel mineral production and consumes approximately 215 Mt of aggregate annually. In 2004, approximately 161 Mt of sand and gravel and 54 Mt of crushed rock were used in the construction industry in the state.

The large coastal urban centres of Los Angeles (17.4 million people), San Francisco (6.8 million), and San Diego (2.8 million) continue to see significant population growth, yet aggregate supplies are in a state of decline. Aggregate supplies are permanently deficient and will need to be augmented with imports. Significant new infrastructure projects, such as the new San Francisco-Oakland Bay Bridge or the proposed San Francisco airport expansion, can exacerbate shortages in aggregate supply and contribute to increasing

prices. Major integrated producers, such as Vulcan Materials and Hanson Aggregates, have been acquiring smaller producers at a rapid rate to ensure they have sources for their products, and this consolidation of scarce resources has led to increased premiums being paid for acquisitions. These producers also recognize the need for establishing sources for aggregate imports and have begun importing sand and gravel from Canada and Mexico. Hanson established an aggregate terminal at Pier 94 in San Francisco in 2000 and utilizes self-unloading ships and a conveyer-stacker system to unload sand and gravel from Sechelt, British Columbia. They have also partnered with a Mexican group to import sand by barge into southern California.

### 19.6.2 Supply-Demand Balance, Major California Markets

The Holmes 2005 market study assessment of the supply-and-demand balance for aggregate in the San Francisco, Los Angeles, and San Diego markets is shown in Table 19-5. This information is largely derived from aggregate supply studies undertaken by California government agencies, supplemented by industry sources and research.

**Table 19-5: Supply-Demand Balance (1999 to 2020)**

| | Million Short Tons | | | | |
|---|---|---|---|---|---|
| | **1999** | **2005** | **2010** | **2015** | **2020** |
| ***San Francisco Region*** | | | | | |
| Consumption | 39.0 | 39.3 | 42.3 | 44.3 | 47.0 |
| Indigenous production | 33.3 | 30.2 | 29.7 | 26.2 | 24.8 |
| New Source Requirements | 5.7 | 9.1 | 12.6 | 18.1 | 22.2 |
| ***Los Angeles Region*** | | | | | |
| Consumption | 68.5 | 80.4 | 84.0 | 86.9 | 93.4 |
| Indigenous production | 68.2 | 79.5 | 62.7 | 60.6 | 48.1 |
| New Source Requirements | 0.3 | 0.9 | 21.3 | 26.3 | 45.3 |
| ***San Diego Region*** | | | | | |
| Consumption | 22.1 | 22.2 | 23.8 | 25.2 | 26.8 |
| Indigenous Production | 22.0 | 19.2 | 17.2 | 10.2 | 6.6 |
| New Source Requirements | 0.1 | 3.0 | 6.6 | 15.0 | 20.2 |

In the San Francisco area, two existing sand and gravel plants closed during 2002 due to reserve depletion and removed 4.9 Mst of annual production capacity from the market. The loss of such a large production capacity would normally have created immediate shortages; however, coincidentally, the demand declined at this time as a result of the "high-tech recession" that hit the area, and Hanson began importing sand and gravel from British Columbia as a replacement. The San Francisco market will need an additional 12.6 Mst of new aggregate supply annually by 2010. This shortfall may be met from several sources, including additional production capacity at existing operations (e.g., Vulcan at Pleasanton); longer trucking distances; development of rail distribution networks;

and importation by sea. This new source requirement may increase to as much as an additional 6 Mstpy to 18.1 Mstpy by 2015. Actual requirements will depend on the balance between costs for long-haul sources and for new imports, plus intangibles such as sales and delivery infrastructure and established relationships between suppliers and users. It is inevitable that the overall costs for distributing aggregates, and therefore prices, will rise over this period.

The Los Angeles basin (Los Angeles, Ventura, Orange, Riverside, and San Bernardino counties) will become significantly aggregate deficient by 2010, requiring new sources of 21.3 Mstpy by that time. This shortfall would have occurred sooner, but existing sand and gravel quarries in the Irwindale area were permitted to deepen their excavations in 2003 and thus extend their operational life. Alternative permitted sources are limited at present. This situation may change if permits are obtained for new projects, such as the 75 Mst gravel deposit near the town of Santa Clara, owned by TXI. There is significant opposition for such new projects, however, providing an opportunity for the marine importation of cost-competitive sources. Crushed rock from Texada Island, British Columbia, has already been imported into the ports of Long Beach and Los Angeles by Lafarge for use in one-off port infrastructure construction projects.

San Diego is the seventh largest city in the nation and one of the four fastest-growing metropolitan areas. Resources have been rapidly depleting at existing indigenous sources, and replacements are hard to permit due to a variety of environmental factors and resistance by local communities to quarrying per se.

Sand and gravel are being imported over long distances by truck from Los Angeles basin quarries, and sand is being imported by barge from Mexico; however, the quantities available from Mexico are limited and the quality is only average. Imports of sand by sea from British Columbia began in 2005, although the quantity is still relatively small. However, this market represents a significant future opportunity for British Columbia imports if suitable dock terminal space can be developed.

### 19.6.3 Distribution System – Major California Markets

Marine importation of aggregate into the San Francisco, Los Angeles basin, and San Diego markets must take into account how the import site (dock terminal) is positioned relative to the local transportation system and locations of alternative sources in each area. This affects the target price of the product FOB the dock site. In addition, the ability of the transportation system to serve (or not serve) the distribution requirements for aggregate from conventional sources outside the urban areas will have a major impact on the competitiveness of these conventional sources. Holmes has studied and assessed the strategic advantage of a variety of ports in each region and the availability of different means of transportation of the aggregate from docksite to potential markets.

All three target market regions have major freeway road systems that provide most truck access from quarries and plant sites to construction sites. Transportation in the San Francisco Bay area is complicated by the bottleneck of major bridges connecting the East Bay with the Peninsula. Traffic congestion in both San Francisco and Los Angeles is significant, and delays over as much as six hours of the normal workday can occur. Traffic delays cause major increases in trucking costs for aggregate, and the rates charged have to take into account the anticipated delays on any particular route. Trucking costs increased substantially between 2004 and 2005 and will increase further as the industry adjusts to diesel fuel costs expected to rise to $2.50 to $2.80 per gallon compared with only $0.88 in 2003. With longer distances required to source supplies, the cost impact is significant. The delivery of sand and gravel from Marysville to the San Francisco North Bay market adds approximately $14.00/st to the cost of the aggregate.

Both the San Francisco and Los Angeles basin regions are served by the Union Pacific Railroad and the Burlington Northern Santa Fe Railroad. These railroads have reduced their local service, removing spurs, sidings, and marshalling yards in favour of improving services to container shipping ports that feed transcontinental lines. Whether the consideration is distribution outwards from port sites, or supplying into the market from outlying resource areas, it will not be easy to find suitable rail-connected sites capable of being developed into major aggregate receiving and distribution depots.

### 19.6.4 Aggregate Prices – Major California Markets

Research by Holmes has established current aggregate prices on an FOB basis for the target markets. In addition, price increases since 1999 and current increase trends have been examined to provide a view on the probable level of annual real price increases up to 2020. These increases are inevitable as the aggregate industry adjusts to several factors including the high cost of recent acquisitions; development costs of new replacement resources; increased operating costs at existing operations from factors such as deeper excavations; and increased transportation costs for longer distance delivery, including seaborne imports.

Detailed research of sales prices by Holmes (2005) is considered to be proprietary and to provide ERML with a competitive advantage. To protect this information, AMEC reviewed all detailed pricing information and made a judgement regarding the appropriateness of ERML's average selling prices, which vary depending on the point of delivery or distribution. AMEC is relying on Holmes' research and his representations as a Qualified Person in aggregate marketing studies and considers that the pricing revealed in his study provides reasonable revenues above the cost of production and shipping.

## 19.7 Capital Cost

AMEC's reviewed capital cost estimates in the 2002 Preliminary Assessment report by Polaris Minerals (predecessor of Eagle Rock Materials Ltd.). At this time, total capital costs for mine, infrastructure, processing facilities, and loading facilities for a 3 Mtpy production rate were estimated to be $83.9 million (2002 Canadian dollars) at an accuracy of ±30%. AMEC's review consisted of evaluation of the estimating approach, completeness of capital items and total cost relative to similar operations. AMEC believed that this estimate was low relative to site preparation costs that would be incurred, and that a final estimate based on a more thorough estimating approach would be at or marginally over the +30% of the expected range of accuracy.

Financial analyses performed in the 2002 Preliminary Assessment used the $83.9 million capital cost estimate and 2002 operating costs.

Capital costs were updated in AMEC's 2003 feasibility study, but a final report was not issued because of Polaris' decision to defer the project. As part of this study, AMEC estimated a total capital cost of $120.9 million (2003 Canadian dollars). The estimate included direct field costs, plus indirect costs associated with the design, construction and commissioning of the facilities at a 3 Mtpy production rate. Direct costs included mining, site development, production facilities, utilities, ancillary buildings, and loadout facilities. Cost estimates were based on design criteria, process flowsheets, general arrangement drawings, budget quotations from vendors, AMEC's database, and project work breakdowns. AMEC quoted the accuracy as being ±15% at a 80% confidence level.

Capital cost estimates have not been updated since March of 2003.

## 19.8 Financial Analysis

In the project base case, the Eagle Rock Quarry Project quarry operation would supply aggregate to the Southern California market at a rate of 3 Mtpy in year 1 through 4, then an increase to 6 Mtpy in year 5 and after. Resources are sufficient to sustain a 90-year mine life.

The analysis performed as part of the 2002 Preliminary Assessment were adequate for that level of study and represented the financial outcomes that could be expected for the assumptions made regarding revenues and costs to the project. AMEC subsequently found in 2003 that, in line with general recommendations, provided in its 2002 Technical Report, capital costs for a 3 Mtpy operation increased as much as 43%.

Project revenues are derived from the results of a 2002 marketing study by D.A. Holmes, which was subsequently updated in July 2005. Pricing of this type of material is difficult and is closely tied to the supply and demand functions of the specific target market.

Indications from the marketing study and projections from the information in the marketing study done by ERML, indicate that the target markets of San Francisco and Los Angeles will be entering a supply deficit over the early years of the project operation, with indications that it will increase steadily over the project period.

Revenues are dependant on the accuracy of the projected supply/demand ratios in the marketing study and negotiated deals similar to other industrial minerals. This poses a greater price risk than conventional metals mining where commodity prices are established and published numbers.

Results for the financial analyses in the 2002 Preliminary Assessment for a base case of a 3 Mtpy mining rate and a target case of 6 Mtpy mining rate are provided in Table 19-6 were completed in the 2002 Preliminary Assessment using two financing scenarios. Results for a 100% equity and a 60/40 debt/equity mix are shown in Table 19-6.

**Table 19-6: Summary of Results of Financial Analyses (2002 Preliminary Assessment)**

| | Equity | Debt/Equity |
|---|---|---|
| *Base Case (3 Mtpy)* | | |
| Internal Rate of Return | 18.4% | 25.1% |
| Equity Payback – Years | 5.33 | 4.52 |
| | $M | |
| Capital Cost | 83.9 | 83.9 |
| Undiscounted Net Cash Flow 25 years | 363.4 | 354.3 |
| NPV of Net Cash Flow at 8% | 84.7 | 91.1 |
| *Target Case (6 Mtpy)* | | |
| Internal Rate of Return | 22.3% | 32.0% |
| Equity Payback – Years | 5.82 | 4.72 |
| | $M | |
| Capital Cost | 113.9 | 113.9 |
| Undiscounted Net Cash Flow 25years | 729.5 | 741.4 |
| NPV of Net Cash Flow at 8% | 178.4 | 198.9 |

Results indicated after-tax returns varying from 18.4% to 32.0% depending on the case and the financial leverage applied.

A sensitivity study done in the 2002 Preliminary Assessment indicated that the project is slightly more sensitive to changes in operating costs and less so to changes in capital costs and exchange rates. Using 2002 capital and operating costs, the project is not overly sensitive to ±10% changes in product price (Table 19-7).

**Table 19-7: Results of Sensitivity Analysis (2002 Preliminary Assessment)**

| | Variable | +10% Favourable | Base Case | -10% Adverse |
|---|---|---|---|---|
| *Base Case – 100% Equity* | | | | |
| IRR | Selling Price | 22.3% | 18.4% | 14.2% |
| (25 Yrs.) | Operating Costs * | 21.0% | 18.4% | 15.6% |
| | Capital Costs | 19.9% | 18.4% | 17.1% |
| | Exchange Rate | 19.8% | 18.4% | 17.1% |
| | | | $ M | |
| NPV | Selling Price | 122.9 | 84.7 | 46.6 |
| @ 8% | Operating Costs * | 108.3 | 84.7 | 59.9 |
| | Capital Costs | 90.2 | 84.7 | 79.1 |
| | Exchange Rate | 105.0 | 84.7 | 68.2 |
| *Base Case – 60:40 Debt:Equity* | | | | |
| IRR | Selling Price | 30.8% | 25.1% | 18.0% |
| (25 Yrs.) | Operating Costs * | 29.2% | 25.1% | 20.9% |
| | Capital Costs | 29.1% | 25.1% | 22.2% |
| | Exchange Rate | 26.6% | 25.1% | 23.7% |
| | | | $ M | |
| NPV | Selling Price | 127.3 | 91.1 | 51.6 |
| @ 8% | Operating Costs * | 114.4 | 91.1 | 67.3 |
| | Capital Costs | 96.7 | 91.1 | 85.6 |
| | Exchange Rate | 111.3 | 91.1 | 74.6 |

* Total of quarry, shipping and dock costs, excluding depreciation

Quarries fall under the definition of a mine for tax purposes. Taxation has been addressed using a single rate of 34.5% against calculated taxable income. This rate represents the gross effects of all levels of taxation on the project. Suitable allowances have been made for classifying assets with respect to capital cost allowances under federal tax guidelines to estimate taxable income. As a check the effective tax paid was calculated to be approximately 35% of "cash flow before tax" over the 25-year period.

This effective tax rate is in line with what would be expected if detailed provincial and mining taxes had been considered. For purposes of this study the provision for taxation is adequate. At the next level of study, tax consequences should be considered in greater detail given the progressive revisions instituted by the BC government in the fall of 2001, which included incentives for mining activity, reduced tax rates, and elimination of provincial capital taxes.

Financial analyses were not completed in AMEC's 2003 feasibility study because the project was put on hold. In this study, operating costs for the quarry, processing and G&A were reviewed and found to be within 10% of the same cost centres estimated in 2002. Product prices did not change. Shipping and dock facilities operating costs in the market areas were not updated, but were assumed to be the same as in 2002. Changes in

operating costs were generally captured within sensitivity ranges of ±10% and ±20%. However, capital costs increased by 43% and therefore were not captured in the 2002 sensitivity analyses. Sensitivity analyses suggest that the performance of the base case will decrease significantly as capital costs increase from $83.9 million to $120 million. The impact of this on declaration of reserves will need to be examined in the future. Reserves cannot be declared until both operating and capital costs are updated and financial analyses are completed to demonstrate that mineral resources are extractable at a profit.

# 20.0 CONCLUSIONS AND RECOMMENDATIONS

The following conclusions may be drawn from review of the Exploration Studies and the Preliminary Assessment:

- ERML holds mineral development rights to crushed stone and dimension stone in an area of approximately 5 $km^2$. The site is located 15 km south of Port Alberni, Vancouver Island and along the west shore of the Alberni Inlet. ERML has also claimed 31 ha of foreshore leases to provide docking facilities on the inlet, and negotiated the transfer of portions of existing foreshore leases to extend these claims.
- The Eagle Rock Quarry deposit consists of a relatively massive and uniform granodiorite pluton. The Corrigan granodiorite is generally unweathered and unaltered and contains very few zones of strong fracturing and shearing that may produce deleterious fines. The hypidiomorphic-granular texture is conducive to production of cubic and relatively consistent grain sizes upon crushing. Los Angeles Abrasion tests and Sulphate Soundness tests performed to date support these conclusions.
- Polaris as a predecessor to ERML mapped rock types and measured the orientations of major joint sets in outcrops and road cuts over an area of approximately 2.5 $km^2$. In addition, Polaris drilled nine vertical NQ2 (50 mm diameter) core holes to provide a reasonable three-dimensional coverage of the granodiorite within the volume proposed for mining. Core logging has confirmed that the pluton within the area proposed for quarrying is a continuous, relatively massive, medium-grained granodiorite with relatively closely spaced joints and relatively infrequent shearing. Mapping and core logging of geotechnical and geological features has been done in accordance with industry standard practices.
- Los Angeles Abrasion Resistance, Magnesium Sulphate Soundness, Absorption and Bulk Specific Gravity tests were obtained for seven quarry samples and ten, composite samples from nine core holes. These tests were performed in accordance with American Society of Testing Materials (ASTM) protocols C181, C88 and C127, respectively and results demonstrated that the Corrigan granodiorite exceeds ASTM standards for concrete and asphalt aggregate and is generally superior to competing materials in the California market.
- Outcrop mapping was done at an interval of from 100 m to 150 m. Mapping suggests a high degree of continuity in the composition, texture, and structure of the granodiorite between drill holes and outcrop samples.

- Results of work to date suggest that the Corrigan granodiorite meets the criteria for a crushed stone deposit with regard to:
  - *Quality* – Samples tested to date meet specifications for concrete, Portland cement and asphalt aggregate
  - *Quantity* – The volume of rock within the area that can be quarried will provide a mine life considerably in excess of 20 years at 6 Mtpy
  - *Market* – Market studies demonstrate that should support development of the deposit although the exact timing will depend on further detailed study and a positive reaction from potential customers
  - *Transportation* – Transportation costs are competitive for the intended market.
- ERML has received a Mine Permit approving the work system and reclamation program for work located at the Eagle Rock Quarry. ERML has also received an Environmental Assessment Certificate covering the construction, operation, dismantling, and operation of the Eagle Rock Quarry. Support agreements with local indigenous peoples (First Nations) have been developed through the ownership structure of ERML.
- A feasibility study was conducted for the conceptual design and capital cost of the process plant. The plant will produce five saleable aggregate product sizes through four-stage crushing and screening operations. The design allows for expansion from an initial capacity of 3 Mtpy during Years 1 through 4, to 6 Mtpy in subsequent years.
- A bulk loading terminal will be developed on the north side of Hocking Point. Product will be moved to market utilizing Panamax or similar vehicles with a payload of approximately 75,000 tonnes. The stockpile reclaim system will have a capacity of 5,000 tph. This reclaim capacity will allow the loading of a ship with a 24 hour turnaround time. The general arrangement of the loading facilities is in the EIA.
- The site for the Marine Facility (north of Hocking Point) has been suitably chosen due to both its sheltered location from southwesterly winds and the presence of deep, unimpeded, water close to shore. The preferred site location with deep water relatively close to shore allows a solution to be utilised for mooring the ships using "stiff legs" or mooring supports anchored to the shore, thus avoiding construction in the waters of the inlet.
- AMEC has determined that the majority of deep-sea ships calling to Port Alberni facilities are lumber carriers destined for Japan. AMEC is not aware of any navigational constraints for Panamax class vessels in the Alberni Inlet, but the use of such vessels needs to be confirmed with the necessary authorities. The type of shiploader to be used at the marine facility should also be confirmed to ensure it is compatible with the philosophy of distributing aggregate evenly within the ships hold.
- Infrastructure issues, particularly access road, accommodation, water supply and drainage and electrical power supply have been reasonably well addressed.

- The most significant environmental issues associated with this project are related to surface water, fisheries and visual impacts. The potential concerns have been highlighted and the means of addressing these identified. ERML retained Klohn Crippen to conduct an Environmental Baseline Study, to assess potential environmental impacts and to prepare the Project Approval Certificate Application Report. ERML was issued an Environmental Assessment Certificate on 17 September 2003 covering the construction, operation and dismantling of the Eagle Rock Quarry.
- The main environmental issues and concerns have been addressed through appropriate mitigation plans. No potentially 'fatal flaws' have been identified in the approach taken by ERML in addressing environmental issues.
- Environmental and geotechnical work conducted by Frontier Geosciences adequately addresses site preparation. Plans for the truck shop, fuel storage, dry/laboratory, and administration buildings are adequately detailed for a scoping level study.
- ERML has taken the approach to have First Nations and the local population involved early on in the project. This has benefited the project and has facilitated the permitting process. The Project could provide a boost to the local depressed economy that relies highly on the forest sector.
- Market studies reveal that the San Francisco Bay region and the Los Angeles Basin are permanently deficient in aggregate sources relative to demand. Between 2.7 to 4.5 Mt of new aggregate imports will be required annually in the San Francisco Bay region by 2003 to meet projected consumption. The Los Angeles region will require between 4.5 to 5.4 Mt of new imports by 2005 to meet projected demands.
- ERML's use of an average selling price (loaded into trucks at dock) in its financial analyses is comparative with rates presently being charged by its competitors and appropriate given this information.
- AMEC's review of the capital cost estimate in the 2002 Preliminary Assessment for the proposed Eagle Rock Quarry Project concentrated on estimating approach, completeness, and overall capital cost.
- Estimates of capital and operating costs were updated to feasibility study levels in early 2003, although these were not used to complete financial and sensitivity studies to declare reserves. Financial analyses undertaken as part of the Preliminary Assessment in 2002 indicated after-tax returns of from 18% to 32%, depending on the financial leverage applied. However, these analyses used capital costs approximately 40% lower than capital costs updated one year later in a feasibility study. Operating costs did not change significantly. The impact of the increased capital cost will need to be determined when the project is reactivated. At that time, capital and operating costs will need to be again updated and financial analyses completed to demonstrate that Measured and Indicated Resources can be extracted at a profit before reserves can be declared.

- Annual holding costs total $18,424.83 and consist of the annual rental on the Crown Lease and Foreshore Lease payments to the Port Alberni Port Authority. AMEC recommends that these payments be continued.

## 21.0 REFERENCES

AMEC, 2002, Technical Report Alberni Aggregates, British Columbia, Report prepared for Polaris Minerals Corporation, 4 April 2002.

AMEC E&E, 2003, Geotechnical Investigation Summary, Eagle Rock Quarry, Report prepared for Eagle Rock Materials Ltd., March 2003.

Beaudoin, P.G., 2003, Eagle Rock Materials Ltd. Feasibility Study Quarry Operations, Report prepared for Eagle Rock Materials, Ltd, February 2003.

Carson, D.J.T., 1973, The Plutonic Rocks of Vancouver Island, Geol. Survey of Canada Paper 72-44.

Eagle Rock Materials Ltd., 2003 Eagle Rock Quarry Project EIA, Final Application Report, January 2003.

G.R. Rawsthome and Associates, 2001, Conceptual Study in Support of the Proposed Alberni Aggregates Project, private report prepared for Polaris Minerals Corporation, April 2001, 32 pg.

Herrick, D.H., 1994, Crushed Stone, *in* Industrial Minerals and Rocks, 6th Edition, Society for Mining, Metallurgy and Exploration, D.D. Carr, Senior Editor, 1994, pp. 975-986.

Holmes, D.A., 2002, Preliminary Report on the Market for Aggregates from Canadian Coastal Sources to California Markets.

Holmes Reserves LLC, 2005, Market Report, Evaluating Present and Future Construction Aggregate Supply and Demand in the San Francisco Bay and Southern California Market Areas, Report prepared for Polaris Minerals Corporation, July 2005.

Klohn Crippen, 2001, Alberni Aggregates Project Environmental Assessment, Proposal for Consulting Services, November 2001.

Polaris Minerals Corporation, 2002, Alberni Aggregates Project, Preliminary Assessment, March 2002.

Polaris Minerals Corporation, 2002, Geological Report, Alberni Aggregates Project.

Seabulk Systems, Inc., 2002, Design of Shiploading Facilities, Eagle Rock Quarry, Report prepared for Eagle Rock Materials Ltd.

Simpson, Spence & Young (Canada), 2002, An Ocean Transportation Study, March 2002.

Yorath, C.J., Southerland Brown, A. and Massey, N.W.D., 1999, Lithoprobe, Southern Vancouver Island, B.C., Geol. Survey of Canada Bulletin 498.

Metso Mineral, 2002, Process Simulation Flowsheet for Alberni Aggregates Project Materials Handling Facility, March 2002.

Terra Nova Technologies, 2003, Feasibility Study Process Plant Design, Eagle Rock Quarry Project.

amec

The undersigned prepared this Technical Report, titled *Technical Report and Qualified Persons Review, Eagle Rock Quarry Project, British Columbia,* dated 18 November 2005, in support of the public disclosure of Mineral Resource estimates for the Eagle Rock Quarry as of 18 November 2005. The format and content of the report are intended to conform to Form 43-101F1 of National Instrument 43-101 (NI 43-101) of the Canadian Securities Administrators.

Signed

CHARTERED PROFESSIONAL
THE AUSTRALASIAN INSTITUTE OF MINING METALLURGY
LARRY B SMITH
GEOLOGY

Larry B. Smith 18 November 2005


AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
CANADA
Tel +1 604-664-3471
Fax +1 604-664-3041
www.amec.com

amec



*Larry B. Smith, R. Geo, C. P. Geo*
*780 Vista Blvd., Suite 100*
*Sparks, Nevada 89434*
*Tel: (775) 331-2375*
*Fax: (775) 331-4153*
*larry.smith@amec.com*

**CONSENT of AUTHOR**



TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
Nunavut Legal Registry
Officer of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
Registrar of Securities, Government of the Yukon Territories
Securities Registry, Government of the Northwest Territories

AND TO: Eagle Rock Materials Ltd.

I, Larry B. Smith, do hereby consent to the filing of the technical report prepared for Eagle Rock Materiasl Ltd. titled *Technical Report and Qualified Persons Review, Eagle Rock Quarry Project, British Columbia* and dated 18 November 2005 (the "Technical Report") with the securities regulatory authorities referred to above.

I further consent (a) to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report and/or excerpts thereof and/or information therein by Eagle Rock Materials Ltd. on its company website or otherwise, and (c) to the use of my name as a Qualified Person in connection with the Technical Report in any continuous disclosure documents or other regulatory documents or filings of Eagle Rock Materials Ltd., in all applicable jurisdictions.

I certify that I am not aware of any material fact or material change with respect to the subject matter of the Technical Report, which is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

Dated this 18th day of November 2005.

L.B. Smith

Larry B. Smith

CHARTERED PROFESSIONAL
THE AUSTRALASIAN INSTITUTE OF MINING & METALLURGY
LARRY B SMITH
GEOLOGY

CERTIFICATE OF AUTHOR

Larry B. Smith, R. Geo, C. P. Geo
780 Vista Blvd., Suite 100
Sparks, Nevada 89434
Tel: (775) 331-2375
Fax: (775) 331-4153
larry.smith@amec.com

I, Larry B. Smith, R. Geo, C.P. Geo., am a Registered Geologist and Chartered Professional Geologist, and Manager of Mining & Metals Consulting of AMEC Mining & Metals, Inc. of 6575 Stone Valley Drive in the city of Reno in the state of Nevada.

I am registered as a Professional Geologist in the state of Wyoming (PG-324), am a Fellow and Chartered Professional Geologist in the Australasian Institute of Mining and Metallurgy (Registration number 209301) and am a Certified Professional Geologist with the American Institute of Professional Geologists (CPG-10313). I graduated from Boise State University with a Bachelor of Science in geology in 1972 and subsequently obtained a Master of Science degree in Economic Geology from the Colorado School of Mines in 1982.

I have practiced my profession continuously since 1972 and have been involved in: mineral exploration for uranium, copper, gold, silver, nickel, lead, zinc, and industrial minerals in the United States, Canada, Mexico and Central America; exploration data evaluation, geological modeling and resource modeling of gold, copper, iron, manganese and industrial mineral deposits in the United States, Canada, Colombia, Chile, Bolivia, Brazil, Greenland, Bosnia and Niger.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I am currently a Consulting Geologist and have been so since February 1998.

I am responsible for the preparation of the technical report titled *Technical Report and Qualified Persons Review, Eagle Rock Quarry Project, British Columbia*, dated 18 November 2006 (the 'Technical Report") relating to the Eagle Rock Quarry Project located on Vancouver Island, British Columbia, Canada. I prepared Sections 1-15, 18 and 20. I prepared Section 16 using the results of a feasibility study of process designs prepared by Terra Nova Technologies (TNT, and AMEC company). I prepared Section 17 with the assistance of Dr. Stephen Juras, P.Geo. and Chief Geologist, AMEC. I prepared Section 19 with the assistance of Mr. Frank Y. Yu in matters pertaining to materials handling and processing, design of marine facilities and infrastructure, with the assistance of Mr. Mark Pearson, P.Eng. and Mr. P. G. Beaudoin, P.Eng. in matters pertaining to quarry designs, and with the assistance of Mr. David A. Holmes, R.Geo (USA) in matters pertaining to aggregate markets. This report was prepared under my direct supervision.

I was the Qualified Person responsible for the preparation of the previous technical report on the Eagle Rock property, titled "*Technical Report, Preliminary Assessment, Alberni Aggregates Project, British Columbia, dated 4 April 2002*". I have had no other prior involvement with the property that is the subject of the Technical Report.

On January 23 and 24, 2002, I visited the Eagle Rock Quarry project on Vancouver Island for the purposes of reviewing pertinent geological data in detail sufficient to support the estimate of crushed-rock resources on the project. A site visit was not necessary as part of this update to the Technical Report because no exploration or site development activities have been undertaken since March 2002. Work undertaken between March 2002 and the present has focussed on engineering designs and environmental studies.

I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report and that the omission to disclose would make this report misleading.

I am independent of Polaris Minerals Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and certify that the Technical Report has been prepared in compliance with that Instrument. I further certify that, as of the date of this certificate, the Technical Report contains all of the information required under Form 43-101F1 in respect of the property that is the subject of the report.

Dated at Reno, Nevada, this 18th day of November, 2005.

Larry B. Smith

LARRY B SMITH
GEOLOGY

20


Polaris


ENLARGED AREA
ORCA QUARRY
EAGLE ROCK QUARRY
VANCOUVER
SAN FRANCISCO
2005 HIGHLIGHTS
Financing
Executed an $80 million IPO equity financing
Arranged a US$47 million bridge loan facility
Orca Sand & Gravel Project
Entered into an impact and benefits agreement with the Kwakiutl First Nation
Formed a partnership with the Namgis First Nation
Executed a 50-year lease agreement with Western Forest Products Inc.
Secured a licence of occupation for the shiploader
Obtained environmental, mine, navigable waters protection, and fisheries permits
Completed a NI 43-101 compliant feasibility study
Made a construction decision
Terminals, Shipping & Marketing
Negotiated a berthing agreement for the Richmond Terminal
Made a construction decision for the Richmond Terminal
Executed a 10-year contract of affreightment with CSL International Inc.
Executed a long-term construction aggregates supply agreement
Eagle Rock Quarry
Negotiated and executed a 50-year Crown lease

March 30, 2006

## TO OUR SHAREHOLDERS:

The past year was remarkable for the number of major goals achieved by your Company, which culminated in a successful Initial Public Offering and listing of the Company's shares on the Toronto Stock Exchange on January 10, 2006. As a consequence, the Company made the decision to proceed with the construction of the Orca Quarry and the associated Richmond Terminal.

Since inception, our business plan has been dedicated to achieving a total solution for the supply of high quality construction aggregates to the west coast of the United States from mineral resources located on Vancouver Island, British Columbia. During 2005, we completed the execution of our threefold strategy of permitting and developing strategically located, cost-competitive resources; negotiating competitive bulk shipping arrangements; and securing our first dockside terminal to service target markets in California. Our imminent ability to produce, ship, and discharge construction aggregates has enabled us to secure a long-term aggregates supply agreement with a well-established ready-mix concrete customer located in the San Francisco Bay area. This agreement represents the validation of our business plan and will be the keystone to building up sales volumes during the course of 2007 and beyond.

During the past year, we received the essential provincial and federal permits for the Orca Quarry and executed a 50-year lease with the landowner, Western Forest Products Inc. We were granted a licence of occupation for the foreshore from the Province, which will be converted into a long-term lease in the near future. The feasibility study of the Orca Quarry, which included the Richmond Terminal, was completed by AMEC Americas Limited and confirmed that the project is economically robust.

We are currently working on initiatives to outperform projected economic returns, principally through a redesign of the Richmond Terminal that has the potential to materially reduce the previously estimated capital cost. We are also working diligently with our partners, the Hupacasath and Ucluelet First Nations, to finalize the terms of the advances we shall make to them to fund their share of the Richmond Terminal construction costs. We expect the final terms to be an improvement on those incorporated in the feasibility study. We will also be striving to secure long-term, low-cost bank debt to refinance our existing bridge debt facility. Beyond this, the Company will endeavour to accelerate the production and sales ramp-up schedule and to gain access to wider markets.

We have maintained our strong working relationships with the Kwakiutl First Nation with whom we have signed an Impact and Benefits Agreement, and the Namgis First Nation, our partner in the Orca Quarry. We are now working closely with them on the implementation of employment and training programs for their members.

During the year we executed a long-term contract of affreightment with CSL International Inc., the operator of the largest fleet of self-unloading vessels in the world. This shipping

contract, in conjunction with barging arrangements available to the Company in San Francisco Bay, provides us with a reliable and cost-effective marine transportation solution.

The Company has secured the Richmond Terminal under a 40-year lease with Levin Enterprises, Inc., and has vessel berthing rights under a corresponding 30-year berthing agreement with Pacific Energy Ltd. We are also making solid progress toward gaining access to a second terminal location in San Francisco Bay, and continue to seek additional terminals in southern California.

Polaris commissioned an independent market survey in 2001 that projected a growing local supply deficit of construction aggregates in the major coastal cities of California. Since then, average selling prices have increased and various indigenous supply sources have been exhausted. During 2005, the market survey was updated, the deficit projections revalidated, and further price increases predicted. In northern California, the initial market area targeted by Polaris, there is an increasing shortage of construction aggregate, particularly natural sand for ready-mix concrete. In southern California, increasing volumes of construction aggregates are being transported, mainly by road, from sources located long distances from the centres of demand.



Marine aggregates transported in bulk by large self-discharging vessels offer a competitive alternative to other long-hauled materials and will increasingly play an important part in meeting the overall demand for these basic building and construction products.

In California, the State's population is predicted to increase from its present level of 37 million to 46 million by 2025. In addition, the State recognizes that "infrastructure investments of a half-century ago are showing their age and straining to support a vibrant economy and a population much larger than they were designed to accommodate".

As a consequence, California Governor Arnold Schwarzenegger has recently proposed a comprehensive strategic growth plan, which is the first installment in a twenty-year investment designed to ensure California's quality of life and to promote continued economic growth. Phase one of the strategic growth plan incorporates $222 billion in infrastructure investments over the next ten years.

This essential attention to improving State infrastructure, coupled with the "Safe, Accountable, Flexible, Efficient Transportation Equity Act" (SAFETEA) approved by the United States Congress in 2005, is expected to enhance the demand for Polaris' materials in 2007 and beyond.

Although the State of California remains the primary focus for Polaris, other coastal cities are experiencing similar supply deficiencies and we expect, over time, that they will offer market opportunities for the Company's high quality, competitive materials.



The IPO raised gross proceeds of approximately $80 million, and Polaris arranged a bridge loan facility of US$47 million, which it subsequently elected to reduce to US$31 million. As a result, in January 2006, the Company made a decision to proceed with the construction of the Orca Quarry and the Richmond Terminal.



Several significant construction contracts have been executed subsequent to the year end, including for the processing plant, the ship loader and associated piling, and mobile equipment. We expect to commence production in December 2006 and begin shipments to San Francisco Bay during the first quarter of 2007.

The proposed Eagle Rock Quarry is fully permitted and we have been granted tenure over this long-term deposit. While a final feasibility study will not be completed until we have confirmation of potential markets for its crushed rock products, we continue to be confident that this very large, high quality resource will be developed within the foreseeable future.

2005 has been an excellent year for Polaris. With the convergence of tenure, permits and financing for the Orca Quarry and the Richmond Terminal, the mandate we have long sought has been granted to us by all levels of government, the residents of northern Vancouver Island and our shareholders. We are now ready to advance to the next phase of your Company's development.

We look forward to 2006 with optimism, confident that while we still have challenges in front of us, we have all the essential elements in place to achieve our ultimate objective of establishing your Company as a significant and successful producer of building materials.

It has been a rewarding year and I would like to thank my management colleagues for their hard work and dedication, and my fellow Directors for their support. I would also like to thank our First Nation partners and our shareholders for believing in our team and in Polaris.

Finally, I am pleased to report that Lisa Dea, Polaris' Controller, has been appointed as our new Vice President, Finance & Chief Financial Officer, effective May 1st, 2006, in anticipation of the upcoming retirement of Harry Sutherland, our current CFO. Harry will continue to serve as a director of Polaris' principal operating subsidiaries and as a consultant to the Company. On behalf of the Board of Directors, management and staff, I thank him for his exceptional contribution to the Company and wish him all the very best in his retirement.

Yours sincerely,

Marco Romero
President & Chief Executive Officer

## CORPORATE PROFILE

Polaris Minerals Corporation (Polaris or the Company) is a publicly traded company listed on the Toronto Stock Exchange (TSX: PLS) and based in Vancouver, British Columbia, Canada. The Company commenced business in June 2000 and since then has exclusively focused on supplying construction aggregates from its two properties located on tidewater on the coast of Vancouver Island, British Columbia, to coastal urban markets on the western seaboard of North America. Polaris believes that construction aggregates shipped from British Columbia can successfully compete with land-based resources that must be transported to those markets by truck over long distances on congested roads, or by extended rail distribution.

The Company's most advanced property is the 88%-owned Orca Sand & Gravel Project, which comprises three large, high-quality sand and gravel deposits located near Port McNeill. All necessary permits, both Federal and Provincial, have been received to enable development of the first of these deposits and the associated processing plant, ship loader, and related facilities (the Orca Quarry). The Company also owns 70% of the fully permitted Eagle Rock


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Quarry, a very large, high quality granite resource located near Port Alberni, which will be developed as soon as markets for its crushed rock products are secured.

In addition to its aggregates properties, Polaris owns a 70% interest in the rights to construct and operate a marine receiving and discharge terminal in the Port of Richmond, San Francisco Bay (the Richmond Terminal). Polaris has also executed a long-term freight contract that is the key to the cost-effective bulk-shipping of construction aggregates to California. In addition, the Company has secured a long-term supply agreement to deliver construction aggregates from the Orca Quarry to a ready-mix concrete customer in the San Francisco Bay area.

**End Uses of Construction Aggregates**

- Concrete and asphalt manufacturing
- Residential, commercial and industrial buildings
- Road construction
- Sea and river defense works
- Drainage and pipe bedding

Construction of the Orca Quarry began in March 2006 and the Richmond Terminal is scheduled to begin in the second quarter of 2006, with initial shipments of aggregates to San Francisco Bay expected in the first quarter of 2007.

Polaris' directors and officers are experienced mineral resource industry executives who have been responsible for the development and management of international mining and quarrying operations, including construction aggregates production and marketing in North America. They are current or former senior officers and directors of North American public corporations and have considerable experience in major capital markets around the world.

## FINANCING

### Initial Public Offering

On December 22nd, 2005, Polaris filed the final prospectus for its IPO and completed the transition from a private company to a reporting issuer. The prospectus qualified the distribution of 13,542,000 common shares at a price of $4.80 per common share pursuant to an agency agreement between the Company and GMP Securities L.P., Canaccord Capital Corporation, Dundee Securities Corporation, Orion Securities Inc., TD Securities Inc., and Wellington West Capital Markets Inc. (the Agents). The Company also granted the Agents an option to purchase up to 6,250,000 common shares at $4.80 per common share until the closing of the offering. In addition, the Company granted the Agents an over-allotment option to purchase up to 1,875,000 common shares at $4.80 per common shares exercisable for a period of 30 days from the date of closing of the offering. The Agents were granted a fee of 6% (3% for certain purchasers) of the gross value of common shares sold.

The offering closed on January 10, 2006, on which date Polaris was listed for trading on the

Toronto Stock Exchange. A total of 15,628,185 common shares were sold, 13,542, 000 common shares pursuant to the offering and 2,086,185 common shares pursuant to the agents option, for gross proceeds of $75,015,288.

A total of 1,000,000 common shares were sold pursuant to the over-allotment option, which closed on February 2, 2006, for gross proceeds of $4,800,000.

In summary, 16,628,185 common shares were sold pursuant to the IPO for gross proceeds of $79,815,288.

Bridge Loan Facility

On November 30, 2005, the Company entered into a credit agreement with Ingalls and Snyder Value Partners L.P. and a group of accredited investors arranged by Ingalls & Snyder LLC for a bridge facility to fund the development and operation of the Orca Quarry and the related shipping and sale of products. The credit agreement closed on January 6, 2006, and was amended on January 9, 2006. The principal terms of the amended agreement are as follows:

- The total facility is for up to US$47 million and comprises a Tranche A facility of US$21 million and a Tranche B facility of up to US$26 million.
- Both Tranches mature on January 1, 2012.
- The amounts drawn are at the Company's sole discretion. Amounts must be drawn in increments of US$5 million (or the balance of a Tranche facility) at any time up to December 31, 2006, and Tranche A must be fully drawn before any draws on Tranche B.
- Loans may be prepaid at any time, without penalty, by the Company on at least 30 days' notice, in amounts of not less than US$0.5 million.
- Tranche A will bear interest at 10% during 2006, 12.5% during 2007, 15% during 2008, 17.5% during 2009 and 20% during 2010 and 2011. Tranche B will bear interest at 15% during 2006, 17.5% during 2007, 20% during 2008, 22.5% during 2009, and 25% during 2010 and 2011. Interest is payable semi-annually on June 30 and December 31 of each year, commencing on the first of such dates to occur after the initial drawdown.
- With respect to Tranche A, the Company, at its sole one-time election, within 30 days of the first shipment of construction aggregates products from the Orca Quarry, will either issue to the lender for no additional consideration, one million share purchase warrants, or grant the lender a royalty fee of US$0.21 per short ton on 88% of the shipments of construction aggregates products from the Orca Quarry. With respect to Tranche B, the Company, at its sole one-time election, within 30 days of the first shipment of construction aggregates products from the Project, will either issue to the lender for no additional consideration, three million warrants (provided however that the number of warrants will be reduced proportionately to any reduction in the Tranche B facility that is requested by the Company on or before January 31, 2006), or grant the lender a royalty fee of US$0.03 per short ton on 88% of the shipments of construction aggregates products from the Orca Quarry for each US$1 million of the Tranche B facility elected by the Company. Each warrant will allow the holder to purchase one common share of the Company at $4.80 per common share until November 30, 2010.
- The loans are secured by the assets of the Company and certain subsidiaries.



- Polaris must offer to repurchase the outstanding loans at a redemption price equal to 101% of the principal amount if there is a change of control of the Company.

On January 26, 2006, the Company elected to reduce the Tranche B facility from US$26 million to US$ 10 million. This resulted in a reduction of the Tranche B warrant fee from 3,000,000 warrants to 1,153,846 warrants.

## ORCA SAND & GRAVEL PROJECT

The Orca Sand & Gravel Project comprises three extensive sand and gravel deposits located near Port McNeill on Vancouver Island, British Columbia. The principal deposit, the East Cluxewe deposit, lies on private land to the west of Highway 19 and to the east of the Cluxewe River. It will be the first deposit to be extracted from this major, low cost, high quality sand and gravel project. The West Cluxewe deposit lies to the west of the Cluxewe River and a third deposit, Bear Creek, is located to the east of the East Cluxewe deposit.


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Ownership

The land hosting the Orca Project is fee simple, private property owned by two major forestry companies. The East Cluxewe and Bear Creek deposits are located in an area that both the Kwakiutl and Namgis First Nations claim to be their traditional territories. The West Cluxewe deposit lies within traditional territory exclusively claimed by the Kwakiutl. In order to accommodate the asserted territorial rights of the First Nations, Polaris entered into a series of agreements that established a cooperative relationship between all parties and allowed the project to gain the support of these communities.

The Kwakiutl and Polaris executed an impact and benefits agreement (IBA) in March 2005. The IBA includes the following principal terms:

- It governs the Orca Quarry, comprising the East Cluxewe deposit, the processing plant site, and the associated ship loader.
- Staged cash payments, based on the progress of the Orca Quarry, will be paid to the Kwakiutl.
- A royalty per tonne of construction aggregates sold by the Orca Quarry will be paid to the Kwakiutl.
- Certain preferential opportunities will be granted to the Kwakiutl for business development, employment, and training within its community.
- In the event that treaties are settled over the Orca Quarry, the Kwakiutl will not impose a tenure or tax regime, for a period of 20 years from the date of such treaties, which is

less favourable than the tenure and tax regime that would have governed had the treaties not been settled.

The Namgis decided to acquire a participating interest in the Orca Quarry and to hold their interests in the Orca Quarry and the Bear Creek area through a limited partnership. In April 2005, the Namgis and Polaris executed a partnership agreement and an IBA over that area.

The partnership agreement includes the following principal terms:
- Polaris owns 88% and the Namgis own 12% of the partnership.
- Polaris will contribute the funding for the first $1 million of project expenditures of the partnership.
- After project expenditures exceed $1 million and prior to making a construction decision, Polaris will lend the Namgis funds to meet their share of the costs, at an interest rate of bank prime plus a small margin.
- Subsequent to the approval of a project feasibility study, Polaris will negotiate the debt component of the project development financing and the limited partners will be expected to contribute their share of the equity portion. The Namgis may elect that Polaris fund their equity contribution, at a substantially higher interest rate.
- Funds advanced to the Namgis will be repayable solely from project cash flows, and without recourse to the Namgis.
- On the 25th anniversary of the project development financing, the Namgis will have the one-time right to increase their ownership in the partnership by 50%, by purchasing partnership units from Polaris for cash at fair market value.

The Namgis IBA also provides for preferential opportunities to the Namgis for business development, employment and training within its community, together with direct local community funding based on the tonnage of construction aggregates sold by the partnership. In the event that treaties are settled over the project area, the Namgis have also agreed not to impose a tenure or tax regime on the partnership, for a period of 20 years from the date of such treaties, which is less favourable than the tenure and tax regime that would have governed had the treaties not been settled.

Tenure

In March 2005, Polaris executed a lease, which is extendable at Polaris' option for up to 50-years, with Western Forest Products, the freehold title owner to the lands hosting the East and West Cluxewe deposits. In addition, a two-year licence of occupation for the foreshore area, required to establish the ship loading facility, was obtained in September 2005 from Land and Water British Columbia Inc. A foreshore lease replacing the licence will be negotiated subsequent to the completion of a legal survey of the licence area. In September 2005, the Orca Quarry site was rezoned for the project by the Regional District of Mount Waddington.

In March 2004, the Company entered into an exploration agreement with Island Timberlands Limited Partnership (previously Weyerhaeuser Company Limited) over an area including the Bear Creek deposit. The exploration agreement gives Polaris the exclusive right to negotiate a long term lease by June 2006 and the Company intends to exercise this right.



**Environmental Assessment and Permitting**

In January 2005, Polaris filed an application for an Environmental Assessment Certificate (EAC) with the British Columbia Environmental Assessment Office for a quarry operation of up to six million tonnes per annum, and concurrently filed for the Mine Permit with the British Columbia Ministry of Energy, Mines and Petroleum Resources. The EAC and the Mine Permit for the Orca Quarry were received in July 2005.

The project also required approvals from two federal agencies thereby triggering the Canadian Environmental Assessment Act. In October 2005, after a Comprehensive Study review, the Federal Environment Minister cleared the project to proceed under the Canadian Environmental Assessment Act, a decision which enabled the federal agencies involved to issue the necessary permits. Polaris subsequently received a Navigable Waters Protection Act approval from Transport Canada in October 2005 and a Fisheries Act authorisation from Fisheries and Oceans Canada in November 2005.


Ship Loader Facility
East Cluxewe Resource

**Reserves and Resources**

***Resources***

For the East Cluxewe deposit, Polaris conducted initial environmental and archaeological overviews followed by seismic testing and drilling programs, independently supervised by Beck & Associates GeoConsultants Inc. of Vancouver. Extensive product testing was undertaken by independent laboratories. Beck & Associates issued a NI 43-101 technical report for the East Cluxewe deposit in February 2004 which was updated in August 2005. Beck also reported resources in the West Cluxewe deposit and supervised a limited exploration program of the Bear Creek deposit, issuing a NI 43-101 technical report in August 2005.

The East Cluxewe resource estimate established by Beck was subsequently validated by AMEC Americas Limited (AMEC) in their NI 43-101 technical report dated October 2005 (the AMEC Report).

The Orca Project resources are summarised as follows:

Million Tonnes

| | Inferred Resources[1] | Indicated Resources[1] | Measured Resources[1] | Indicated and Measured Resources |
|---|---|---|---|---|
| East Cluxewe deposit[2] | - | 24.3 | 109.8 | 134.1 |
| Bear Creek deposit[3] | 34.0 | 22.5 | 14.7 | 37.2 |
| West Cluxewe deposit[3] | 4.0 | 14.0 | 20.0 | 34.0 |

Note.
(1) Mineral resources are not mineral reserves and do not have demonstrated economic viability. The mineral resources and reserves have been categorised in accordance with the classifications defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).
(2) The estimates with respect to the East Cluxewe Deposit are taken from the AMEC Report.
(3) A Qualified Person has verified the data relating to this deposit.

### *Reserves*

Reserve estimates were established by the AMEC Report and represent the above-water table volumes in the conceptual mine plan multiplied by a combined mine and plant recovery factor and adjusted for the specific gravity of the material. Reserves are a subset of the resource numbers and the two values cannot be added or combined in any way.

Million Tonnes

| | Probable Reserves[1] | Proven Reserves[1] | Proven & Probable[1] |
|---|---|---|---|
| East Cluxewe deposit | 23.1 | 98.5 | 121.6 |

Note.
(1) The mineral reserves have been categorised in accordance with the classifications defined by the CIM.
(2) The estimates are taken from the AMEC Report.



*Drilling at Orca Quarry*

## Product Quality

Polaris has targeted the northern California construction industry as its initial market for construction aggregates from the Orca Quarry. It has conducted extensive product testing using an independent California laboratory, which confirmed that the Orca products will be of a very high quality and exceed all technical requirements for use in California and the United States as determined by the California Department of Transportation (CALTRANS) and the American Society for the Testing of Materials (ASTM).





## Feasibility Study

### *Overview*

AMEC examined and evaluated the environmental, technical, and economic feasibility of the Orca Quarry, including the related Richmond Terminal, shipping, discharge, and sales of products. AMEC also examined the construction aggregates markets in California, the Company's targeted markets in the coastal urban centres of California, and the Company's sales projections.

### *Economic Analysis*

The Project Case included in the AMEC Report incorporated 100% of the assets and operations of the Orca Quarry, including the Richmond Terminal, and did not reflect the beneficial ownership interests of the Company in those assets and operations. In addition, the Project Case assumed that the development of the Orca Quarry, including the Richmond Terminal, would be funded exclusively by equity.

Since the Company has an 88% indirect ownership interest in the Orca Quarry and a 70% indirect ownership interest in the Richmond Terminal, the Company prepared a second evaluation (the Beneficial Case) that recognised the different beneficial interests of the Company in the Orca Quarry and the Richmond Terminal. The Beneficial Case also incorporated the debt expected to be arranged by the Company, and the expected financing arrangements of the Company's First Nation partners for their shares of the development costs of the Orca Quarry and the Richmond Terminal. The Beneficial Case was derived from and based on the Project Case included in the AMEC Report.

Certain information relating to the shipping and sale of the Orca Quarry's construction aggregates is confidential and cannot be disclosed for competitive reasons.

*Project Case*

The Project Case was analyzed using a discounted cash flow approach, assuming 100% equity financing and stated in 3rd quarter 2005 dollars. The cash flow projections incorporate the capital costs, including working capital, operating costs, production and sales volumes, and sales revenues over an estimated 25-year life of the Orca Quarry. The projections also include the capital costs, including working capital, and operating costs of the Richmond Terminal, and the costs of shipping construction aggregates from the Orca Quarry to the San Francisco Bay and, later, to southern California. The estimated after-tax cash flows were used to determine the net present value (NPV), the internal rate of return (IRR), and the payback period of the equity invested from the date of first production (Payback).

For the purposes of the Project Case, the development cost of the Orca Quarry was estimated at US$55.6 million, including initial working capital of US$4.0 million, and the construction cost of the Richmond Terminal was estimated at US$38.9 million, including initial working capital of US$2.4 million.

Cash production costs at the Orca Quarry, including royalties and overheads, were estimated at US$3.57 per short ton in 2007, declining to US$2.12 per short ton in 2013, when the maximum permitted production level is planned to be achieved.

The economic evaluation of AMEC confirmed the viability of the development and operation of the Orca Quarry, including the Richmond Terminal, with an expected after-tax IRR of 21.8%, a NPV of US$130.6 million (at a discount rate of 10%), and a Payback of 5.7 years. Based on the estimated production schedule, the Orca Quarry has a life of approximately 25 years, based solely on the reserves and resources contained in the East Cluxewe deposit.

*Beneficial Case*

The Beneficial Case was based on the Project Case but reflected the Company's 88% ownership interest in the Orca Quarry and its 70% ownership interest in the Richmond Terminal. The Beneficial Case also incorporated the Company's share of bridging loans of US$47.0 million, which were assumed to be refinanced in the third production year and repaid equally over ten years at more favourable interest rates.

For the purposes of the Beneficial Case, the Company assumed that it would advance approximately US$4.1 million to the Namgis for their 12% share of the Orca Quarry costs and that it would earn interest and be repaid in accordance with the loan agreement between Polaris and the Namgis. The Company also assumed that it would advance approximately US$11.7 million to the Eagle Rock First Nations for their 30% share of the Richmond Terminal costs, and that the advances would not bear interest nor be repaid during the life of the Orca Quarry.

The Company's equity investment in the Beneficial Case is expected to have an after-tax IRR of 23.8%, a NPV of US$107.7 million (at a discount rate of 10.0%), and a Payback of 5.6 years.



Summary of the Project and Beneficial Cases (US$000's)

| | Project Case | Beneficial Case |
|---|---|---|
| Development and initial working capital for the Orca Quarry | 55,669 | 48,989 |
| Development and initial working capital for the Richmond Terminal | 38,911 | 27,238 |
| Loan received | - | 44,480 |
| Loans granted | - | 15,800 |
| IRR - % | 21.8 | 23.8 |
| NPV at 7.5% | 198,618 | 162,028 |
| NPV at 10.0% | 130,615 | 107,704 |
| Payback - years | 5.7 | 5.6 |

*Mine Development Plan*

Mine production will incorporate the use of large, tandem-powered self-loading scrapers discharging into a conveyor system feeding the processing plant. A dozer and wheeled front-end loader will support the scrapers.

Production rates of saleable product will range from a low of 1.4 million tonnes per year building up to nearly six million tonnes per year. This production build up will be achieved by increasing the number of annual operating hours and then by adding another shift. Detailed mine plans have been prepared for the life of the East Cluxewe resource and were reviewed by AMEC in completing the feasibility study.

*Material Processing*

The processing of the sand and gravel is relatively simple because of the clean and well-graded nature of the East Cluxewe deposit. It consists of screening to separate the individual particle sizes, crushing of oversize gravel that is larger than 25 mm, followed by washing of the products. Fine material (silt) which is removed during the washing process will be removed either by filtration or settlement in ponds and eventually used in the site reclamation.

The various products will be loaded aboard ships at a rate of 4,500 tonnes per hour being withdrawn by gravity from large stockpiles onto a conveyor system connected to the ship loader.

*Reclamation*

Reclamation will be progressive, commencing in approximately Year 3 to Year 4 of the mining operation. Once progressive reclamation begins the soils salvaged ahead of the mining advance will be hauled directly to areas ready for reclamation. Progressive reclamation will keep the total area under disturbance to a minimum.



## Construction and Development

On January 11, 2006, Polaris made a decision to construct and develop the Orca Quarry, triggering the requirement for the Namgis, the Company's 12% partner in the quarry, to contribute their share of costs. The Namgis are currently arranging financing for their cash contributions but, in the interim, Polaris has advanced funds to them pursuant to a loan facility granted by Polaris to the Namgis for this purpose. The AMEC feasibility study assumed that Polaris would advance a total of US$4.1 million to the Namgis under that facility. To date, the Namgis have contributed approximately $579,650 of their share of costs and the Company expects that they will be in a position to contribute more in the future. The timing and amount thereof have not yet been established.

As of March 1, 2006, contracts have been entered into with an approximate value of $36.1 million for the supply and installation of the sand and gravel processing plant, the supply and installation of the ship loader and various ancillary equipment supplies. In addition, mobile plant for the mining operation with a value of $4.4 million has been ordered under a finance lease agreement.



*Fabrication of Orca ship loader pile jackets in Vancouver, B.C.*

Construction of the Orca Quarry commenced in March 2006 and on April 13, 2006, piling operations for the installation of the ship loader will begin as governed by the strict timing window contained in the Fisheries Act authorization for this work. Production of sand and gravel is scheduled to commence in December 2006 with the first shipment to northern California expected in early 2007.

## PORT TERMINALS

Access to satisfactory port discharge terminal sites is a critical and cost-sensitive link in the logistical chain between the quarry and the consumer. There are three key conditions for a suitable port site: sufficient water depth with access for berthing the vessel, adjacent accessible land for product storage and distribution facilities, and convenient road access for the distribution of products to customers.

### Richmond Terminal

*Ownership*

The Richmond Terminal is owned 70% by Polaris and 30% by the First Nations who hold interests in the Eagle Rock Quarry. Polaris is currently negotiating with these First Nations to finalize the terms for funds to be advanced to them, the AMEC feasibility study having assumed the most conservative case. If successfully concluded, and subject to making a construction decision for the Eagle Rock Quarry within a specified period, Polaris expects to receive interest on its advances and the repayment of its principal by the First Nations. The AMEC feasibility study assumed that Polaris would neither receive interest nor the repayment of the US$11.7 million forecast to be advanced to the First Nations.



*Richmond Terminal*

*Tenure*

In September 2004, Polaris, through its Eagle Rock Aggregates subsidiary, entered into a 40-year lease of land owned by Levin Enterprises, Inc. on which to construct the Richmond Terminal storage and distribution facility in San Francisco Bay. In February 2006, Polaris executed a 30-year facilities use agreement with Pacific Energy Ltd., which allows the Company's vessels to discharge at Pacific Energy's berth and convey construction aggregates across their land to the adjacent Richmond Terminal facility.

*Environmental and Permitting*

In May 2004, the City of Richmond approved the Company's application for the construction and operation of a 2-million tons per annum aggregates receiving and distribution terminal at the Levin-Richmond site. In February 2005, Polaris received the final environmental permit from the San Francisco Bay Conservation and Development Commission (BCDC) for development of that site. Since the completion of the AMEC feasibility study, Polaris has redesigned the proposed Richmond Terminal and, subject to receiving City of Richmond building development approval, expects to materially reduce the construction cost from the US$38.9 million included in the AMEC feasibility study.

*Construction and Development*

A significant redesign of the terminal has been undertaken in order to reduce capital costs conditioned by the very poor load bearing capacity of the Bay muds which underlie the site. The redesign work is nearing completion and the Company is confident that material capital cost savings will be achieved compared with the estimates utilized for the AMEC feasibility study. Construction on this site is now expected to commence in June 2006. The installation of the storage and distribution terminal is not complex and a relatively short construction period is anticipated.

Other Terminals

Polaris continues to seek additional port terminal sites in northern and southern California that will enable the Company to meet construction aggregate supply deficits and achieve projected sales volumes.

## SHIPPING

In July 2005, Polaris executed a 10-year contract of affreightment with CSL International Inc., the operator of the largest fleet of Panamax-class, self-unloading vessels in the world. This freight contract, in conjunction with the barging arrangements available to the Company within the Bay, provides a cost-competitive and reliable marine shipping solution. Barging allows construction aggregates from the Orca Quarry to be partially unloaded at anchorage before the vessel docks at the Richmond Terminal, where waters are too shallow for fully loaded self-discharging vessels. These freight and barging arrangements will cost-effectively distribute construction aggregates to customers at previously inaccessible sites.

## MARKETING AND SALES

### Aggregate Market Report

In 2005, Polaris retained the services of David A Holmes, R. Geo. (USA), of Holmes Reserves LLC in Colorado, (a Qualified Person as defined under NI 43-101) to prepare an updated market study (the 2005 Market Report) of the areas in and around San Francisco Bay, Los Angeles, and San Diego. The study focused on the supply and demand balance in these markets, identified aggregate production sources, key consumers, and price trends. The following information is based on the 2005 Market Report.

### Supply and Demand

Although the overall demand for construction aggregates reflects economic cycles, large public works construction projects such as interstate highways, airport construction and port expansion can significantly influence regional aggregate consumption. In non-coastal, less urbanized areas, plentiful supplies of good quality aggregate can usually be found and most quarries deliver construction aggregate within a 30-mile radius. If nearby quarries do not exist, however, transportation costs may rapidly increase, adding significantly to delivered prices.

The 2005 Market Report confirmed that there is a growing gap between the increasing demand for construction aggregates and the availability of traditional local supplies in urban coastal centers of California.

In northern California, the growing shortage of concrete grade aggregates has led to higher delivered prices, as demand is satisfied by increased volumes of materials hauled over longer distances, including increasing quantities of construction aggregate imported from British Columbia by sea.

In southern California, local construction aggregate shortages are causing supply problems in Ventura and San Diego Counties while, in the Los Angeles Basin areas, traditional sand and gravel resources are rapidly being depleted. As in northern California, the delivered price of concrete grade aggregates continues to increase.

In both northern and southern California, overall demand for construction aggregate is driven primarily by population growth and the consequent need for infrastructure expansion and maintenance. California is projecting steadily increasing population for the period 2000 to 2020 at a rate of 1.11% per annum compared with 0.87% for the nation as a whole.

Based on the 2005 Market Report, projected local production deficits for the combined areas of San Francisco Bay, Los Angeles Basin and San Diego amount to 88 million tons per annum by 2020.

### Aggregate Supply Agreement

In October 2005, Polaris entered into a 20-year aggregates supply agreement (ASA) with an arms length third party construction aggregates consumer (Consumer) located in the north San Francisco Bay area. The ASA may be further extended by three 5-year periods, at the option of the Consumer. The ASA has granted the Consumer the exclusive right to promote, market, resell and distribute sand and gravel within a defined territory. In return, Polaris has the right to be the exclusive provider of marine imported sand and gravel to the Consumer within the same territory. The ASA provides for the purchase and supply of minimum annual volumes of sand and gravel from the Orca Quarry for distribution within the territory. The minimum annual sales of aggregates to be sold under the ASA are expected to account for approximately 55% of projected sales in the first year of operation, and to reduce to approximately 25% by the fourth year. Prices for the supply of sand and gravel pursuant to the ASA will be reviewed on an annual basis and adjusted to accommodate variations in the market prices for similar products within the San Francisco Bay area. Adjustments will be shared by the Consumer and the Polaris according to an agreed formula.

To achieve the projected build-up of volumes under the ASA, the Company is currently focusing on increasing sales through the Richmond Terminal, securing deliveries by barge to potential customers having limited water depth availability, and by the utilization of an existing marine aggregate terminal within the San Francisco Bay area.

## EAGLE ROCK QUARRY

The proposed Eagle Rock Quarry is the Company's second property. Polaris has evaluated and secured tenure and permits that are expected to result in the ultimate development of this second quarry. The Eagle Rock Quarry is currently on hold while the Company focuses on the development of the Orca Quarry and initial California port terminals, and while Polaris endeavours to secure a market for Eagle Rock's products.



Eagle Rock is a fully-permitted, very large resource of high quality granite suitable for asphalt paving and ready-mix concrete production. It is located on deep tidewater 15 kilometres south of Port Alberni on Vancouver Island, British Columbia. It has the potential to be developed into one of the largest, lowest cost, high quality construction aggregate quarries on the west coast of North America.

### Ownership

The Eagle Rock Quarry is 70% owned by Polaris and 30% by local First Nations. The Hupacasath and Ucluelet First Nations each own 10%, and the remaining 10% is held in trust for the Tseshaht First Nation, who also assert traditional territorial rights over the project area. The Tseshaht have chosen not to participate in the project on the same basis as the other two First Nations at this time. The project agreement provides that, if the Tseshaht do not take up their trust interest within 15 days of the completion of a feasibility study of the Eagle Rock Quarry, the Hupacasath and Ucluelet will be entitled to acquire the Tseshaht trust interest.

Polaris will finance the Eagle Rock Quarry until a feasibility study is approved. Thereafter, it will negotiate the debt component of the project financing and the Eagle Rock Quarry participants will be requested to contribute their share of the equity portion. As an alternative, the First Nations may elect that Polaris fund their equity contribution at an interest rate closely referenced to the internal rate of return of the project, and without recourse to the First Nations. In the event that Polaris funds the First Nations, its interest in the Eagle Rock Quarry will increase from 70% to 79%.



*Eagle Rock partnership signing.*

On the 25th anniversary of the project development financing, each First Nation will have the one-time right to increase its ownership in Eagle Rock by 50%,



through the purchase of a portion of the Company's interest for cash at fair market value.

In the event that treaties are settled over the quarry area, the First Nations have agreed not to impose a tenure or tax regime on the Eagle Rock Quarry for a term of at least 25 years from the date of such treaties, which is less favourable than the tenure and tax regime that would have governed had the treaties not been settled.

An Impact and Benefits framework agreement has also been reached between the Eagle Rock Quarry and the Hupacasath and Ucluelet to provide preferential opportunities to the First Nations for business development, employment and training within their communities, together with direct community funding.

### Permits, Rezoning, and Tenure

The major project permits, namely the Environmental Assessment Certificate (EAC) and the Mine Permit, were received in September 2003. In October 2003, an application to rezone the project site was approved by the Alberni-Clayoquot Regional District. Federal permits are not required for this development.

The project is located on Crown land, and a 50-year lease over the project area was entered into with the Province of British Columbia in March 2005. The Port Alberni Port Authority has granted foreshore tenure in principle, and a foreshore lease is currently being negotiated. Discussions are underway with the British Columbia Ministry of Forests and Range to delete the project site from within the existing tree farm licence.

## Mineral Resource

AMEC has quantified the following resource, established in accordance with NI 43-101:

Million Tonnes

| | Inferred[1] | Indicated[1] | Measured[1] | Total Measured and Indicated |
|---|---|---|---|---|
| Eagle Rock Deposit[2] | 23.0 | 448.9 | 238.0 | 686.9 |

Note
(1) Mineral resources are not mineral reserves and do not have demonstrated economic viability. The mineral resources have been categorised in accordance with the CIM Standards.
(2) A Qualified Person has verified the data relating to this deposit.

Independent laboratory testing results for the coarse crushed product demonstrated that the material is of a very high quality, is extremely hard and durable, and exceeds all technical requirements for use in California and the United States in asphalt and concrete mixes. Significant quantities of dust are generated in a hard rock crushing plant and the project allows for this to be further processed into a manufactured sand product which is expected to be very well graded and to meet all ASTM and CALTRANS specifications for manufactured concrete sand.

### Quarry Feasibility Study

A feasibility study for the quarry was commenced in 2003 but is presently on hold in view of the later timing for possible development of this quarry.

## SOCIAL RESPONSIBILITY

### Community

Mineral resource extraction is an important primary industry in British Columbia and a powerful contributor to regional economic development, particularly in remote regions where economic diversification opportunities are limited. The contribution of resource development to community sustainability begins at the earliest stages of exploration and extends through construction, operation, mine closure and long-term care and maintenance.

From the beginning, Polaris paid particular attention to local communities and the traditional rights of the First Nations in whose traditional territories it planned to undertake project activities. It engaged these communities and their leaders in an open and constructive dialogue that led to an understanding of their aspirations and priorities. Polaris also pro-actively sought to ensure that communities and groups were kept well informed and had a meaningful and ongoing





opportunity to contribute to the planning process. This approach enabled the Company to build relationships that held a shared vision and common goals for project development and operations. Accordingly, Polaris has received strong community support and has developed direct partnerships with the local First Nations at both the Orca and Eagle Rock Quarries.

These partnerships have been widely acknowledged as groundbreaking agreements and as industry best practices. The agreements are also being used as models by other corporations and First Nation communities.

Polaris will continue to ensure that its operations provide benefits to the local communities. The first and most direct contribution will be through training, the creation of jobs, and local business opportunities. The Company will also ensure that its operations are well integrated into the communities in which it operates.

### Environment

Polaris is committed to the highest practices and standards of environmental protection and stewardship. The Company's goal is to prevent, minimise and mitigate adverse impacts arising from its operations.

The plan and philosophy behind the Company's relationship with the local communities and the environment are inspired by modern principles of social, economic and environmental sustainability. Polaris believes that sustainability is an ideal state in which its actions have little or no adverse impacts on the choices and opportunities of future generations.

Polaris is committed to establishing an Environmental Management System meeting ISO 14001 standards for the Orca Quarry.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and operations of Polaris Minerals Corporation (the "Company") has been prepared by management as of March 30, 2006, and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2005, which have been prepared in accordance with Canadian generally accepted accounting principles.

## OVERVIEW

The Company is focused on the emerging trade of marine exports of construction aggregates from its coastal properties located on Vancouver Island, British Columbia, Canada to urban markets located on the western seaboard of North America.

The Company currently has two potential construction aggregates properties, the Orca Sand & Gravel Project (the "Orca Project") and the Eagle Rock Quarry. The demand for natural sand and gravel remains strong in the Company's targeted markets whereas demand for crushed granite products from the Eagle Rock Quarry has yet to be established. Accordingly, the development of the Orca Project has taken precedence over the Eagle Rock Quarry.

The Company is currently developing the East Cluxewe deposit of the Orca Project, together with the associated process plant and ship loader (the "Orca Quarry"). All requisite provincial and federal approvals and permits for the Orca Quarry have been received. The Company has executed a long-term *profit a prendre* over the Orca Quarry and West Cluxewe deposit and has the exclusive right to complete a *profit a prendre* over the Bear Creek deposit. The Company has also obtained a licence of occupation for the shiploader, which will be converted into a long-term foreshore lease.

The Company has secured a lease and environmental and planning approvals for a receiving, storage and distribution facility in the Port of Richmond, San Francisco Bay (the "Richmond Terminal"). It has also executed a facilities use agreement for the associated berthing dock.

A long-term freight agreement has been executed for the delivery of products from the Orca Quarry to certain discharge points in San Francisco Bay. Vessels will be partially discharged into third party barges ("lightered") at anchorage in the Bay prior to discharging the balance of the cargo at the Richmond Terminal and a proposed third party terminal. This lightering arrangement offers the most economical shipping solution. The Company has also entered into a long-term aggregates supply agreement with a well established construction aggregates consumer located in the San Francisco Bay area. The agreement will account for approximately 55% of the projected first year sales of the Orca Quarry, falling to 25% of year four sales.

The Company has completed an independent feasibility study that confirmed the viability of the development and operation of the Orca Quarry and the Richmond Terminal. In January 2006, the Company closed its initial public offering ("IPO") on the Toronto Stock Exchange, and raised gross proceeds of approximately $80 million. The Company also closed a bridge debt facility for up to US$47 million, which the Company subsequently elected to reduce to US$31 million. Shortly thereafter, the Company made the decision to construct the Orca Quarry and the Richmond Terminal.

Construction is expected to be completed within approximately twelve months of the construction decision date, and the first shipment of construction aggregates is expected in the first quarter of 2007. The Company has entered into construction contracts for the ship loader and the process plant, and has entered into procurement agreements for the loadout conveyor system and mobile equipment for the Orca Quarry. A redesign of the Richmond Terminal is currently underway, which is expected to result in significant capital cost savings. Discussions are also being held with the Company's First Nations partners in connection with the funding of their share of the capital costs, and progress has been encouraging.

The environmental assessment certificate and mine permit for the Eagle Rock Quarry have been received. However, the demand for crushed coarse aggregates and manufactured sand in the targeted San Francisco Bay markets has been less than anticipated. The Company believes that demand for those products will develop in time but, in the interim, activities at the Eagle Rock Quarry have been restricted. The cost of keeping this project in good standing is not material.

## SELECTED ANNUAL INFORMATION

The following table sets out selected consolidated financial information for the Company prepared in accordance with Canadian generally accepted accounting principles. The Company's reporting currency is the Canadian dollar. This information has been summarized from the Company's audited consolidated financial statements for the fiscal years ended December 31, 2005, 2004 and 2003. This selected consolidated financial information should only be read in conjunction with the Company's consolidated financial statements.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2005 $ | 2004 $ | 2003 $ |
| Revenue | Nil | Nil | Nil |
| Interest income | 83,000 | 158,000 | 16,000 |
| Loss for the year | (3,447,000) | (2,786,000) | (2,075,000) |
| Basic and diluted loss per share | (0.27) | (0.22) | (0.22) |
| Cash and cash equivalents | 1,152,000 | 6,160,000 | 951,000 |
| Net working capital | 229,000 | 5,822,000 | 657,000 |
| Total assets | 9,686,000 | 11,538,000 | 4,360,000 |
| Total long term liabilities | Nil | Nil | Nil |
| Dividends declared | Nil | Nil | Nil |

## RESULTS OF OPERATIONS

During the year ended December 31, 2005, the Company incurred a loss of $3,447,000 ($0.27 per share) compared to a loss of $2,786,000 ($0.22 per share) in the comparative year. Operating activities, taking into account non-cash items and non-cash working capital, used cash of $2,006,000 for the year ended December 31, 2005 compared to cash outflow of $2,280,000 in the 2004 year.

The Company had no operating revenues during the year, and the losses were attributable to expenses incurred, as discussed below.

Expenses of $3,531,000 were charged to operations during the year ended December 31, 2005, compared to expenses of $2,944,000 in the year ended December 31, 2004.

- Community relations expenses remained consistent for the year ended December 31, 2005, at $610,000 compared to $660,000 for the year ended December 31, 2004. The majority of these costs represented funding of the Kwakiutl and Namgis First Nations in connection with the restructuring of their participating interests in the Orca Project. Following a final large payment to the Kwakiutl in the September 2005 quarter, these matters have now been resolved and costs are generally expected to decline in line with the lower level of community activities at the Orca Project and the Eagle Rock Quarry.

- General and administrative costs in the year ended December 31, 2005, increased to $915,000 from $783,000 in the 2004 year. A substantial portion of these costs were legal fees incurred by the Company in the restructuring of the First Nations' participating interests in the Orca Project, which has now been completed.
- Marketing costs in the year ended December 31, 2005, increased to $385,000 from $321,000 in the year ending December 31, 2004. These higher costs were mainly attributable to executing independent marketing studies, and to a higher level of marketing activity.
- Salaries and benefits increased to $804,000 in the year ended December 31, 2005, from $758,000 in 2004, mainly as a result of increased staffing levels in the fourth quarter of 2005.
- An expense of $818,000 was recorded in the year ended December 31, 2005, for stock-based compensation compared with $422,000 in the year ended December 31, 2004. During the year, the Company granted 192,500 options resulting in a charge of $302,000 and extended the exercise period of options outstanding, from five years to ten years which resulted in a charge of $516,000, for a total expense of $818,000.

## SUMMARY OF QUARTERLY RESULTS

The selected financial information set out below is based on and derived from the unaudited consolidated financial statements of the Company for each of the quarters listed:

| | Three Months Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2005 | | | | 2004 | | | |
| | Dec. 31, $ | Sept. 30, $ | June 30, $ | March 31, $ | Dec. 31, $ | Sept. 30, $ | June 30, $ | March 31, $ |
| Revenue | Nil | Nil | Nil | Nil | Nil | Nil | Nil | Nil |
| Interest income | 12,969 | 20,480 | 27,015 | 22,974 | 51,442 | 39,542 | 46,791 | 19,882 |
| Loss for the quarter | (663,615) | (1,077,440) | (621,716) | (1,084,368) | (718,214) | (552,174) | (806,491) | (709,256) |
| Basic and diluted loss per share | (0.06) | (0.03) | (0.05) | (0.08) | (0.06) | (0.04) | (0.06) | (0.06) |

## FINANCING

Subsequent to the year ended December 31, 2005, the Company closed its initial public offering and issued 16,628,185 common shares at $4.80 per share for gross proceeds of $79,815,000. A cash commission equal to 6.0% of the gross proceeds was also paid to the agent. On January 10, 2006, the Company's shares were listed on the Toronto Stock Exchange and commenced trading.

The Company also closed a US$47 million debt facility subsequent to the year ended December 31, 2005. The facility comprised two Tranches, A and B, for US$21 million and US$26 million, respectively. The loans are repayable on January 1, 2012, but may be prepaid at any time without penalty. The loans bear interest that increases annually, commencing at 10% and 15% for Tranche A and Tranche B respectively in 2006, and increasing to a maximum of 20% to 25% per annum respectively in 2011. Subsequent to the first sale of a shipment of construction aggregates from the Orca Quarry, the Company must elect either to grant 1,000,000 warrants or grant a royalty of US$0.21 per short ton on 88% of construction aggregates shipments for the life of the quarry to the lenders as the Tranche A fee. Similarly, with respect to the Tranche B fee, the Company must elect either to grant 1,153,846 warrants (reduced from 3,000,000 due the election of the Company to reduce the Tranche B facility from US$26 million to US$10 million ) or grant a royalty of US$0.03 per short ton on 88% of construction aggregates shipments for each US$1 million of that facility. Each Tranche A and B warrant is exercisable into one common share at $4.80 per share until November 30, 2010. The Tranche A and B warrants and royalty certificates have been issued and are being held in trust. Draw downs under the facility may be made at the discretion of the Company until December 31, 2006, and as of March 30, 2006, no funds had been drawn down.

The Company issued 40,000 common shares pursuant to the exercise of options during the year ended December 31, 2005, for proceeds of $36,000.

In the year ended December 31, 2004, the Company closed a private placement of 2,500,000 special warrants at $4.00 per special warrant and raised net proceeds of $9,262,000. As a result of the Company receiving a receipt for its initial public offering final prospectus on December 22, 2005, the Company's 2,500,000 outstanding special warrants were converted into 2,750,000 common shares for no additional consideration.

## INVESTING

The Company has adopted the accounting policy of capitalising only direct third party costs incurred on projects determined to be viable, and charges all other costs to operations, including salary and support costs; marketing studies and initiatives; and community relations programs.

**Orca Sand & Gravel Project**
The Company capitalised $1,454,000 to the Orca Project during the year ended December 31, 2005, compared to $1,212,000 in 2004. The remediation of an old dump adjacent to the Cluxewe River, but outside the Company's lease area, accounts for a major portion of the costs for the year. This remediation was mandated by the Land Titles Act and was therefore a precondition to the execution and registration of the lease agreement with Western Forest Products Inc. ("WFP"). However, an agreement is in place to recover 50% of these costs from Orca Quarry royalties payable to WFP. Other costs were attributable to environmental and mine permit applications, assessment work on the mineral claims, the development of the independent feasibility study and the development of drawings for the Orca Quarry ship loader.

**Eagle Rock Quarry**
No costs were capitalised to the Eagle Rock Quarry during the year ended December 31, 2005, and $60,000 was capitalized to the quarry in 2004. Costs incurred in 2004 comprised survey costs for the Crown lease.

**Shipping and Terminals**
During the year ended December 31, 2005, the Company capitalised costs of $768,000 compared to $450,000 in 2004. Costs in 2005 were principally incurred in connection with the Company's leased terminal site at the Port of Richmond, permitting and on product testing. 2004 costs mainly comprised technical evaluations, environmental and permitting, and tenure costs in connection with its terminal and shipping interests.

## LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2005, the Company had working capital of $229,000, including cash of $1,152,000 compared to working capital of $5,822,000 and cash of $6,160,000 at December 31, 2004. Subsequent to year end, the Company raised gross equity proceeds of approximately $80 million and arranged a debt facility of approximately $55 million (US$47 million) that was subsequently reduced by the Company to approximately $36 million (US$31 million). The Company expects that these

arrangements will finance the construction of the Orca Quarry and Richmond Terminal, and fund their operations through to sustainable positive net cash flows in 2007.

In December 2005, the Company committed to purchase $800,000 of steel pipe in order to meet the critical path for the construction of the Company's ship loader at the Orca Quarry. Subsequent to its construction decision in January 2006, the Company entered into certain contracts for the construction of the Orca Quarry and the Richmond Terminal, which have been included in the following table of contractual obligations:

| | | Payments Due by Period | | | |
|---|---|---|---|---|---|
| | Total | Less than one year | 2-3 years | 4-5 years | After 5 years |
| Operating leases | $185,000 | $119,000 | $66,000 | - | - |
| Orca Quarry - construction contracts | $29,395,000 | $29,395,000 | - | - | - |
| Orca Quarry - purchase obligations | $4,346,000 | $4,346,000 | - | - | - |

## RELATED PARTY TRANSACTIONS

During the year ended December 31, 2005, a company controlled by a director provided services to the Company in the United States in connection with its proposed shipping, discharging, and marketing arrangements, at a cost of $247,000 (2004 - $238,000) and family members of a director provided clerical services to the Company at a cost of $5,000 (2004 - $7,000). A director of certain of the Company's subsidiaries provided community relations services to the Company during the year amounting to $17,000 compared with $9,000 in 2004, and geological services were also provided by a director in 2004 for $11,000 but no such services were provided in 2005.

## CRITICAL ACCOUNTING ESTIMATES

The Company's accounting policies are described in Note 2 to the consolidated financial statements. Both the accounting polices used and the estimates made by management can impact the consolidated financial statements. The Company considers the estimate of stock-based compensation to be significant.

The Company uses the fair-value method of accounting for stock-based compensation related to incentive stock options granted. In determining the fair value, the Company makes estimates of the expected volatility of the stock, the expected life of the option and the risk free rate. Changes in these estimates could result in the fair value of the stock-based compensation being less or greater than the amount recorded.

## CHANGE IN ACCOUNTING POLICY

As of January 1, 2005, the Company adopted the recommendations of CICA Section 3870, *Stock-based Compensation and Other Stock-based Payments*, in respect of options granted to employees and directors. Stock-based compensation is calculated on the date of the grant of options using the Black-Scholes option pricing model. The Company records the compensation expense on the dates that the options vest. This change in accounting policy was applied retroactively with restatement for all periods commencing January 1, 2002.

The Company has adopted CICA 3110, *Asset Retirement Obligations*, which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The standard applies to obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development



or normal operation of the assets. The section requires the recognition of all legal obligations associated with retirement, whether by sale, abandonment, recycling or other disposal of assets. Under this standard, these obligations are initially measured at the present value of the future obligation and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized over time. Adoption of this standard did not have a material impact on the Company's financial statements.

The Company has also adopted Accounting Guideline 15 (AcG-15), *Consolidation of Variable Interest Entities (VIE)*, effective January 1, 2005, whereby the guideline establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a VIE and requires a VIE to be consolidated if a company is at risk of absorbing the VIE's expected losses, or is entitled to receive the majority of the VIE's expected residual returns, or both. The adoption of AcG-15 did not have a material impact on the Company's financial statements.

## FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The fair values of cash and cash equivalents, accounts receivable and prepaid expenses and deposits, accounts payable and accruals and provisions approximate their book value due to their short-term nature. Cash and cash equivalents include cash and short-term investments held in the form of high quality commercial paper. The investment terms are three months or less at the time of acquisition and are highly liquid to ensure that funds are available to meet the financial obligations of the Company.

## CAPITAL STOCK

As at the date of this report, the Company had unlimited common shares authorized, of which 29,624,845 were outstanding. The Company also had 1,850,000 options outstanding exercisable into 1,850,000 common shares.

## RISKS AND UNCERTAINTIES

During 2005, the Company was served a petition made to the Supreme Court of British Columbia by the Komoyue Heritage Society and others disputing the issuance to the Company of the environmental assessment certificate for the Orca Quarry. The Company believes that the petition is without merit and has taken action to protect its interest in the status of the environmental assessment certificate.

The development and operation of the Company's construction aggregates properties involves a high degree of financial risk. The risk factors which should be taken into account in assessing the Company's activities include, but are not necessarily limited to, those set out in the paragraphs below. These risks are not intended to be presented in any assumed order of priority. Any one or more of these risks could have a material effect on the Company and should be taken into account in assessing the Company's activities.

The quarrying industry is competitive and the Company may not secure the construction aggregates sales volumes and prices anticipated for the Orca Quarry. As the Company's sales will be in US dollars, currency fluctuations may adversely affect the Company's revenues once sales commence. Further, the Company must secure access to additional discharge points and additional shipping volumes for its products. An additional risk exists that the Company may be unable to meet minimum freight contract volumes, particularly during the earlier years of the contract.

Quarrying involves a high degree of risk and the Company has no history of construction aggregates project development or operations. Additionally, certain groups are opposed to quarrying and could attempt to interfere with the Company's operations, whether by legal process, regulatory process or otherwise. The Company's title to its properties may be subject to disputes or other claims, including land title claims of First Nations. Construction aggregates quarrying, processing and development

activities are highly regulated and changes to government regulations or interpretation of those regulations may also adversely affect the Company. The Company currently depends on a single property with a construction aggregate resource that has an estimated life of 25 years. In order to maintain its annual production the Company will be required to obtain other construction aggregates resources in the future to bring into production. The Company's operations are subject to environmental risks and the actual costs of reclamation for the property are uncertain. Further, the Company's insurance will not cover all the potential risks associated with a quarrying operation.

The Company is principally dependent upon its key personnel and will also be required to recruit and retain personnel to facilitate the growth of the Company.

The specifics of the Company's "risks" are detailed in disclosures with the heading "Risk Factors" in the Company's periodic filings with securities regulators.

## CORPORATE GOVERNANCE

In accordance with Regulation 52-109 respecting certification of disclosure in issuers' annual and interim filings, a system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Company's Chief Executive Officer (CEO), Chief Financial Officer (CFO) and Chief Operating Officer (COO) have evaluated the effectiveness of the Company's disclosure controls and procedures as of the year ended December 31, 2005, and have concluded, based on their evaluation, that these controls and procedures provide reasonable assurance that (i) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under applicable securities legislation is recorded, processed, summarized and reported within the prescribed time periods, and (ii) material information regarding the Company is accumulated and communicated to the Company's management, including its CEO, CFO and COO in a timely manner. The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board's review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters.

## OUTLOOK

The Company expects to meet its long-term business objective of becoming a leading exporter of construction aggregates from British Columbia to the west coast of North America. Its principal goals for 2006 are to:

- complete construction of the Orca Quarry and the Richmond Terminal.
- commence production and build product stockpiles at the Orca Quarry.
- secure additional construction aggregates sales contracts and terminal access.

## CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this document that are not historical facts are forward looking statements that involve risks and uncertainties that could cause actual outcomes to differ materially from those expressed or implied by those forward looking statements. Readers are therefore cautioned not to place undue reliance on those statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the aforementioned risks.

## OTHER INFORMATION

Additional information related to the Company is available for viewing on SEDAR at www.sedar.com and at the Company's website at www.polarmin.com.



# Consolidated Financial Statements
## December 31, 2005 and 2004
(expressed in Canadian dollars)

## Management's Responsibility for Financial Reporting

The consolidated financial statements of Polaris Minerals Corporation have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management's best estimates and judgement based on currently available information.

The Audit Committee of the Board of Directors, consisting of three independent directors, meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company's independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conducted an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Company's assets are safeguarded, transactions are authorized and financial information is accurate and reliable.

Marco A. Romero
President and Chief Executive Officer

Harry P. Sutherland
Vice President, Finance and Chief Financial Officer
February 27, 2006

## Auditors' Report

To the Shareholders of
Polaris Minerals Corporation

We have audited the consolidated balance sheets of Polaris Minerals Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
February 27, 2006

Polaris Minerals Corporation
Consolidated Balance Sheets
As at December 31, 2005 and 2004
(expressed in Canadian dollars)

| | 2005 $ | 2004 $ (restated - note 2) |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | 1,152,155 | 6,159,947 |
| Accounts receivable | 133,211 | 123,294 |
| Prepaid expenses and deposits | 334,733 | 187,032 |
| | 1,620,099 | 6,470,273 |
| Property, plant & equipment (note 3) | 7,203,012 | 4,981,172 |
| Other assets (note 4) | 55,968 | 86,127 |
| Deferred financing costs (note 5) | 807,397 | - |
| | 9,686,476 | 11,537,572 |
| **Liabilities** | | |
| Current liabilities | | |
| Accounts payable | 679,933 | 537,506 |
| Accruals and provisions | 711,067 | 110,985 |
| | 1,391,000 | 648,491 |
| **Shareholders' Equity** | | |
| Share capital (note 6) | 18,629,705 | 9,332,014 |
| Special warrants (note 7) | - | 9,261,691 |
| Contributed surplus (note 2) | 1,516,912 | 699,378 |
| Deficit | (11,851,141) | (8,404,002) |
| | 8,295,476 | 10,889,081 |
| | 9,686,476 | 11,537,572 |

*Commitments (note 8)*
*Contingency (note 12)*
*Subsequent events (note 14)*

Approved by the Board of Directors

Roman Shklanka, Director

Marco Romero, Director



**Polaris Minerals Corporation**
**Consolidated Statements of Operations and Deficit**
**For the years ended December 31, 2005 and 2004**
**(expressed in Canadian dollars)**

| | 2005 $ | 2004 $ (restated - note 2) |
|---|---|---|
| **Income** | | |
| Interest | 83,438 | 157,657 |
| **Expenses** | | |
| Community relations | 609,939 | 659,740 |
| General and administrative | 914,809 | 782,868 |
| Marketing | 384,533 | 320,950 |
| Salaries and benefits | 803,762 | 757,882 |
| Stock-based compensation | 817,534 | 422,352 |
| | 3,530,577 | 2,943,792 |
| **Loss for the year** | (3,447,139) | (2,786,135) |
| **Deficit - beginning of year** | (8,404,002) | (5,617,867) |
| **Deficit - end of year** | (11,851,141) | (8,404,002) |
| **Basic and diluted loss per common share** | (0.27) | (0.22) |
| **Weighted average number of common shares outstanding** | 12,980,639 | 12,526,386 |

Polaris Minerals Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2005 and 2004
(expressed in Canadian dollars)

| | 2005<br>$ | 2004<br>$<br>(restated - note 2) |
|---|---|---|
| Cash flows from operating activities | | |
| Loss for the year | (3,447,139) | (2,786,135) |
| Items not affecting cash | | |
| Amortization | 38,874 | 39,498 |
| Stock-based compensation | 817,534 | 422,352 |
| | (2,590,731) | (2,324,285) |
| Changes in non-cash working capital items | | |
| Accounts receivable | (9,917) | (59,538) |
| Prepaid expenses and deposits | (147,701) | (170,930) |
| Accounts payable | 142,427 | 299,841 |
| Accruals and provisions | 600,082 | (25,320) |
| | 584,891 | 44,053 |
| | (2,005,840) | (2,280,232) |
| Cash flows from financing activities | | |
| Net proceeds from issue of common shares | 36,000 | 5,000 |
| Net proceeds from issue of special warrants | - | 9,261,691 |
| Deferred financing costs | (807,397) | - |
| | (771,397) | 9,266,691 |
| Cash flows from investing activities | | |
| Property, plant and equipment costs | (2,221,840) | (1,722,402) |
| Other assets | (8,715) | (54,728) |
| | (2,230,555) | (1,777,130) |
| (Decrease) increase in cash and cash equivalents | (5,007,792) | 5,209,329 |
| Cash and cash equivalents - beginning of year | 6,159,947 | 950,618 |
| Cash and cash equivalents - end of year | 1,152,155 | 6,159,947 |

Non-cash investing and financing activities (Note 13).



Polaris Minerals Corporation
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars)

## 1 Nature of operations

The Company was incorporated on May 14, 1999. It is engaged in the development and future operation of construction aggregates properties and projects located in western North America.

## 2 Significant accounting policies

**Accounting principles**

These financial statements are prepared in accordance with Canadian generally accepted accounting principles.

**Principles of consolidation**

The consolidated financial statements include the accounts of the Company and it subsidiaries. The subsidiaries and the Company's ownership interests therein, are as follows: Eagle Rock Materials Ltd. (70%), Eagle Rock Aggregates, Inc. (70%), Quality Rock Holdings Ltd. (100%), Polaris Aggregates Inc. (100%) and, effective April 2005, Orca Sand & Gravel Limited Partnership (88%), Orca Sand & Gravel Ltd. (88%), Quality Sand & Gravel Ltd. (100%), and 5329 Investments Ltd. (100%).

**Cash and cash equivalents**

Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less from date of acquisition

**Translation of foreign currency**

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at the average exchange rate in effect during the applicable accounting periods. Realized and unrealized foreign exchange gains and losses are reflected in the consolidated statements of operations and deficit.

**Use of estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant areas where management's judgement is applied include impairment of property plant & equipment and asset retirement obligations, stock based compensation, estimating the useful life and rate of depreciation for other assets and liability accruals and provisions. These estimates and assumptions affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses for the periods reported. Actual results may differ from those estimates.

### Fair value of financial instruments

The fair values of cash and cash equivalents, accounts receivable, prepaid expenses and deposits, accounts payable and accruals and provisions approximate their book value due to their short-term nature.

### Financial risk

Financial risk is the risk arising from changes in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

### Property, plant and equipment

Property, plant and equipment are recorded at cost, which comprises direct, third party property costs and excludes management and indirect costs.

Construction aggregate property costs are deferred and will be amortized against future production following commencement of commercial production, written down to net realizable value, or written off if the properties are sold, allowed to lapse or are abandoned. Costs incurred on properties prior to the acquisition or the determination of potentially viable deposits are charged to operations. Carrying values do not necessarily reflect present or future values. The recovery of carrying values will depend upon the Company establishing reserves, obtaining financing for construction and attaining profitable operations (Note 3).

Shipping and terminal costs related to the acquisition, evaluation and development of shipping and terminal access arrangements are deferred and will be amortized over the useful lives of the underlying interests following commencement of operations, written down to net realizable value, or written off if the underlying interests are allowed to lapse or are abandoned. Carrying values do not necessarily reflect present or future values and the recovery of carrying values will depend upon the Company obtaining financing for construction and attaining profitable operations (Note 3).

Effective January 1, 2004, the Company adopted the new standard of the Canadian Institute of Chartered Accountants (CICA) Handbook Recommendation contained in section 3063 relating to impairment of long-lived assets. The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is recognized when the asset carrying value exceeds net recoverable amount. Net recoverable amount is generally determined using estimated undiscounted future cash flows. Impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on the estimated fair value of the assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Company's performance could have a material effect on the Company's financial position and results of operations. Prior to this adoption, impairment charges were determined using non-discounted estimated net recoverable amounts. There was no impact on the financial statements resulting from the implementation of this new standard.

### Other assets

Other assets are recorded at cost. Motor vehicles are amortized over 3 years and office furniture and equipment are amortized over 3.3 years.

### Asset retirement obligation

The Company has adopted CICA 3110, *Asset Retirement Obligations*, which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The standard applies to obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The section requires the recognition of all legal obligations associated with retirement, whether by sale, abandonment, recycling or other disposal of assets. Under this standard, these obligations are recognized in the period in which a reasonable estimate can be made. They are initially measured at the present value of the future obligation and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized over time. Adoption of this standard did not have a material impact on the Company's financial statements.

### Variable Interest Entities

The Company has adopted Accounting Guideline 15 (AcG-15), *Consolidation of Variable Interest Entities (VIE)*, effective January 1, 2005, whereby the guideline establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a VIE and requires a VIE to be consolidated if a company is at risk of absorbing the VIE's expected losses, or is entitled to receive the majority of the its expected residual returns, or both. The adoption of Accounting Guideline 15 has not had a material impact on the Company's financial statements.

### Stock options

The Company has a stock option plan as described in note 6(c).

Effective January 1, 2004, the Company adopted the recommendations of the new CICA Handbook Section 3870, *Stock-based Compensation and Other Stock-based Payments*. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments in exchange for goods and services. The section requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The section encourages a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

As of January 1, 2005, the Company adopted the recommendations of CICA Section 3870 in respect of options granted to employees and directors. Stock-based compensation is calculated on the date of the grant of options using the Black-Scholes option pricing model. The Company records the compensation expense on the dates that the options vest. This change in accounting policy was applied retroactively with restatement for all periods commencing January 1, 2002. For the year ended December 31, 2004, the restatement had the effect of increasing net loss by $422,352 (2003 - $149,816; 2002 - $127,210), and increasing deficit and contributed surplus by $699,378 (2003 - $277,026; 2002 - $127,210).

Accordingly, the fair value of all stock options granted is recorded over the vesting period as a

charge to operations and a credit to contributed surplus. Consideration paid on exercise of stock options, in addition to the fair value attributed to stock options granted, is credited to share capital.

Community relations

Community relations costs are incurred in communicating the environmental, technical, socio-economic and legal aspects of the proposed project developments to local communities, and providing assistance to enable them to understand and assess the implications of the proposed project developments. Costs are expensed when incurred.

Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax assets and liabilities are measured using tax rates and laws that are expected to apply when the temporary differences are expected to reverse.

Loss per common share

Loss per common share is calculated using the weighted average number of common shares and special warrants issued and outstanding during the years ended December 31, 2005 and 2004. Special warrants are included in this calculation in accordance with EIC 50 as they are automatically convertible into common shares upon expiry (note 7). All outstanding stock options would be anti-dilutive and therefore have no effect on the determination of loss per share.

## 3 Property, plant & equipment

| | Orca Sand & Gravel $ | Eagle Rock Quarry $ | Shipping & Terminals $ | Total $ |
|---|---|---|---|---|
| Balance - December 31, 2003 | 940,277 | 1,438,028 | 880,465 | 3,258,770 |
| Expenditures | 1,212,071 | 60,477 | 449,854 | 1,722,402 |
| Balance - December 31, 2004 | 2,152,348 | 1,498,505 | 1,330,319 | 4,981,172 |
| Expenditures | 1,454,299 | - | 767,541 | 2,221,840 |
| Balance - December 31, 2005 | 3,606,647 | 1,498,505 | 2,097,860 | 7,203,012 |

*a) Orca Sand & Gravel*

The Orca Sand & Gravel Project (the Project) is located on tidewater, west of the city of Port McNeill, British Columbia. The Company plans to quarry and screen the sand and gravel resource to produce construction aggregates products on site. Products will be shipped in bulk carriers to coastal urban markets in California.

In August 2002, the Company entered into a joint venture with the Kwakiutl First Nation (Kwakiutl) to explore for viable sand and gravel deposits within their traditional territory, located on northern Vancouver Island, British Columbia. In April 2003, the Company executed a similar joint venture agreement and an impact and benefits agreement with the Namgis First Nation (Namgis) over their traditional territory, also located on northern Vancouver Island. The Company was the operator and owned 80% of both joint ventures, and each First Nation owned 20% of their joint ventures. The asserted traditional territories of the First Nations partially overlap, and the joint venture agreements provided that, in the event that a potential project was identified within the area of overlap, the parties would establish a tripartite joint venture owned 80% by the Company and 10% by each First Nation.

Initial reconnaissance exploration programs identified the East Cluxewe deposit (the Orca Quarry), located to the west of Highway 19 and to the east of the Cluxewe River, the West Cluxewe deposit, laying to the west of the Cluxewe River, and the Bear Creek deposit on the east of the East Cluxewe deposit. The East Cluxewe and Bear Creek deposits lie within the overlap area, whereas the West Cluxewe deposit is located in territory exclusively claimed by the Kwakiutl.

In October 2004, the Kwakiutl and the Company agreed to replace their joint venture agreement with an impact and benefits agreement, which was executed in March 2005, and includes the following principal terms:

- The agreement applies solely to the Orca Quarry site, which is governed by the environmental assessment certificate.
- Staged cash amounts will be paid to the Kwakiutl.
- A royalty based on construction aggregates sold will be paid to the Kwakiutl.
- Certain preferential opportunities will be granted to the Kwakiutl for business development, employment and training within their community.
- In the event that treaties are settled over the Orca Quarry site, the Kwakiutl will not impose a tenure or tax regime, for a period of 20 years from the date of such treaties, which is less favourable than the tenure and tax regime that would have governed had the treaties not been settled.

The Company and the Namgis subsequently agreed to negotiate a limited partnership agreement, a shareholders agreement, a loan agreement, and an impact and benefits agreement in connection with the overlap area of the Orca Sand & Gravel Project, and to amend their joint venture and impact and benefits agreements in connection with the balance of their asserted traditional territory.

In April 2005, the Company and the Namgis formed the Orca Sand & Gravel Limited Partnership (the Partnership) and executed an impact and benefits agreement. The principal terms are as follows:

- The Partnership and impact and benefits agreements apply to the project area within the territories claimed by both the Namgis and Kwakiutl First Nations.
- The Company owns 88% and the Namgis owns 12% of the Partnership.
- Certain preferential opportunities will be granted to the Namgis for business development, employment and training within their community.
- Contributions based on construction aggregates sold will be made by the Partnership to foundations for communities located within the asserted traditional territories of the Namgis and Kwakiutl.
- In the event that treaties are settled over the project area, the Namgis will not impose a tenure or tax regime, for a period of 20 years from the date of such treaties, which is less favourable than the tenure and tax regime that would have governed had the treaties not been settled.
- In December 2031, the Namgis will have the one-time right to increase their then ownership

in the Partnership by up to 50%, by purchasing Partnership units from the Company for cash at fair market value.

In April 2003, the Company, on behalf of the joint venture, entered into an exploration agreement with Western Forest Products Limited, now Western Forest Products Inc. (WFP), the owner of the lands hosting the East and West Cluxewe deposits. Pursuant to the agreement, the Company and WFP have executed and registered a *profit a prendre* agreement dated March 2005, which has the following principal terms:

- The agreement has a term of ten years, with four 10-year extensions at the option of the Company.
- The Company will make royalty payments at an agreed rate per tonne of construction aggregates sold by the Company, subject to periodic inflationary adjustments and a minimum royalty commencing in the fifth year of the term.

In March 2004, the Company entered into an exploration agreement with Weyerhaeuser Company Limited, now Island Timberlands Limited Partnership, the owner of the fee simple land hosting the Bear Creek deposit. The exploration agreement gave the Company the exclusive right to undertake exploration programs and negotiate a long term lease. The Company has completed its exploration program and has earned the exclusive rights to negotiate the lease agreement by June 2006. The Company expects to complete the negotiations by the June 2006 deadline or receive a further extension.

In May 2004, the Company staked mineral claims over the entire Orca Project area. In July 2005, the Company received from the provincial government the environmental assessment certificate and the mine permit for the Orca Quarry and in October and November 2005 the Company received the federal environmental approvals. In September 2005, the Company obtained a two year provincial licence of occupation for the Orca Quarry ship loader, which gives the Company the right to negotiate a long-term foreshore lease.

In October 2005, the Company completed an independent technical report in compliance with National Instrument 43-101 that confirmed the feasibility of the development of the East Cluxewe deposit, including the associated ship loader, and the terminal and discharge facility in the Port of Richmond, San Francisco Bay (the Richmond Terminal). The report converted the Orca Quarry resources to reserves.

Subsequent to the year ended December 31, 2005, the Company completed the necessary financing for the construction of the Orca Quarry and the Richmond Terminal, and made the decision to commence construction (note 14).

Included in the value of the Orca Project at December 31, 2005, is an amount receivable from the Namgis of $588,917 (2004 - $281,680). In April 2005, the Company and the Namgis entered into an amended loan agreement, the principal terms of which are as follows:

- At the request of the Namgis, the Company will make additional advances to the Namgis to enable them to make their required equity contributions to the Partnership.
- Advances made prior to a construction decision will bear interest at prime plus a small margin. Advances made after a construction decision will bear substantially higher interest rates, reflective of the equity nature of the funding.
- The Company's sole recourse for repayment is to the distributions receivable by the Namgis from the Partnership. Advances made after a construction decision are repayable solely from those distributions and cannot be prepaid.



Due to the uncertainty regarding recoverability, the Company has not recognized interest receivable. The fair value of this amount receivable cannot be determined by the Company as it is dependent on the future success of the Orca Quarry.

***b) Eagle Rock Quarry***

The Eagle Rock Quarry is located on deep tidewater in the Alberni Inlet, southwest of the city of Port Alberni, British Columbia. The Company expects to quarry, crush and screen the granite resource to produce construction aggregates products on site. Products are expected to be shipped in bulk carriers to coastal urban markets in California

In April 2001, the Company staked mineral claims over the area of interest, and made applications for land and foreshore tenure to the Province of British Columbia and the Port Alberni Port Authority. The environmental assessment certificate and mine permit for the Eagle Rock Quarry were issued in September 2003, and the 50-year lease with the Province of British Columbia was executed in March 2005. A foreshore lease application for the ship loader has been approved in principle, and the terms are currently being negotiated.

On October 1, 2002, Eagle Rock Materials Ltd. (ERM) acquired 100% of the Company's interest in the project. ERM was formed for the purpose of holding the interests of the Company and certain First Nations in the project. The Company owns 70% of ERM, the Hupacasath First Nation (Hupacasath) and the Ucluelet First Nation (Ucluelet) each own 10%, and the remaining 10% is held in trust by the Company for the Tseshaht First Nation. The Company, the Hupacasath and the Ucluelet executed a shareholders' agreement and an impact and benefits agreement. The principal terms of those agreements are as follows:

- Prior to a construction decision, the Company will fund ERM by making capital contributions to ERM, on behalf of all the shareholders
- In the event that the Tseshaht do not choose to participate in ERM within a specific time after the approval of a feasibility study, the other First Nations will have the right to equally acquire the 10% interest held in trust for the Tseshaht.
- If First Nation shareholders elect not to make their equity contributions to the development financing, the Company will acquire 30% of their interest in ERM in return for funding the 70% balance of their equity contributions. If all three First Nations fail to make their equity contributions, the Company will own 79% and the First Nations will own 21% of ERM.
- Any loans to the First Nations will bear interest at a rate closely tied to the internal rate of return of the Eagle Rock Quarry development. The Company's sole recourse for repayment will be to dividends receivable by the First Nations from ERM as the loans are repayable solely from dividends.
- Certain preferential opportunities have been granted to the First Nations for business development, employment, and training within their communities.
- In the event that treaties are settled over the Eagle Rock Quarry area, the First Nations have agreed not to impose a tenure or tax regime on ERM, for a term of at least 25 years from the date of such treaties, which is less favourable than the tenure and tax regime that would have governed had the treaties not been settled.
- On the 25th anniversary of the development financing of the Eagle Rock Quarry, each First Nation will have the one-time right to increase their ownership in ERM by 50%, by purchasing ERM shares from the Company for cash at fair market value.

*c) Shipping and terminals*

In September 2004, the Company entered into a long-term lease with Levin Enterprises, Inc. for the Richmond Terminal. In May 2004, the Company received the planning permit for the Richmond Terminal from the City of Richmond, and in February 2005 it received the environmental permit from the Bay Conservation and Development Commission. In February 2006, the Company executed the corresponding vessel berthing agreement for the Richmond Terminal.

The Company executed a long-term freight agreement in July 2005 for the delivery of products from the ship loader at the Orca Quarry to third party barges at anchorage in San Francisco Bay, the Richmond Terminal, and a third party terminal.

## 4 Other assets

| | 2005 $ | 2004 $ |
|---|---|---|
| Motor vehicle | 8,000 | 8,000 |
| Equipment and furniture | 140,271 | 154,085 |
| | 148,271 | 162,085 |
| Less: Accumulated amortization | (92,303) | (75,958) |
| | 55,968 | 86,127 |

## 5 Deferred financing costs

Legal, accounting, printing and other costs directly related to the Company's prospectus for its initial public offering described in note 14 have been deferred. These costs will be netted against the gross proceeds of the financing upon closing.

## 6 Share capital

Authorized
Unlimited common shares without par value (2004 - 100,000,000)

Issued

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | Number of common shares | Amount $ | Number of common shares | Amount $ |
| Balance - beginning of year | 10,206,660 | 9,332,014 | 10,204,160 | 9,327,014 |
| For cash | 40,000 | 36,000 | 2,500 | 5,000 |
| On exercise of special warrants (note 7) | 2,750,000 | 9,261,691 | - | - |
| Balance - end of year | 12,996,660 | 18,629,705 | 10,206,660 | 9,332,014 |

*a) Common shares*

During the year ended December 31, 2005, the Company issued 40,000 common shares for proceeds of $36,000 upon the exercise of stock options.

During the year ended December 31, 2004, the Company issued 2,500 common shares for proceeds of $5,000 upon the exercise of stock options.

*b) Broker warrants*

| | Number outstanding | Average exercise price $ | Expiry date |
|---|---|---|---|
| Issued and outstanding at December 31, 2005 and 2004 | 250,000 | 5.00 | 2006 |

In connection with the special warrants offering (note 7), the agent received broker warrants entitling it to acquire 250,000 common shares at an exercise price of $5.00 per common share for a period of two years. Since a deemed exercise event did not occur by February 27, 2005, each broker warrant became exercisable into 1.1 common shares. The broker warrants expired, unexercised, on February 27, 2006.

*c) Stock Options*

The Company established an incentive stock option plan (the Plan) on April 23, 2002. The board of directors (the Board) administers the Plan, whereby it may from time to time grant options up to a total of 1,900,000 (2004 - 1,700,000) options to directors, senior officers, employees and consultants. In September 2005, the Company amended the Plan to increase the exercise period of options granted and to be granted from five years to 10 years. The Board determines the exercise price of an option, but the price shall not be less than the fair market value of a common share on the date it was granted. Vesting and other terms are at the discretion of the Board.

| | Number outstanding | Average exercise price $ | Expiry date |
|---|---|---|---|
| At December 31, 2003 | 1,152,500 | 1.02 | 2011 - 2013 |
| Granted | 290,000 | 3.31 | 2014 |
| Exercised | (2,500) | 2.00 | 2013 |
| Cancelled | (12,500) | 2.20 | 2013 |
| At December 31, 2004 | 1,427,500 | 1.47 | 2011 - 2014 |
| Granted | 192,500 | 4.10 | 2015 |
| Exercised | (40,000) | 0.90 | 2012 |
| Cancelled | (17,500) | 3.82 | 2014 |
| At December 31, 2005 | 1,562,500 | 1.79 | 2011 - 2015 |

As at December 31, 2005, 1,537,500 options were exercisable at a weighted average exercise price of $1.74.

The options have been valued using the following option pricing model assumptions:

| | 2005 | 2004 |
|---|---|---|
| Average risk free rate | 3.11% - 4.12% | 3.55% |
| Expected life | 7 months - 10 years | 5 years |
| Expected volatility | 45% | 45% |
| Expected dividends | - | - |

As a consequence of amending the Plan in 2005, the Company recorded a further stock-based compensation expense of $516,205 in recognition of the incremental fair value of the options outstanding as of that date. The total stock-based compensation recorded in the year ended December 31, 2005 was $817,534.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options. Option pricing models require the input of highly subjective assumptions including expected life and expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

## 7 Special warrants

| | Number of special warrants | Amount $ |
|---|---|---|
| Private placement | 2,500,000 | 10,000,000 |
| Issue costs | - | (738,309) |
| Balance - December 31, 2004 | 2,500,000 | 9,261,691 |
| Deemed exercise December 22, 2005 | (2,500,000) | (9,261,691) |
| Balance - December 31, 2005 | - | - |

On February 5, 2004, the Company made a private placement offering of 2,500,000 special warrants at $4.00 per special warrant, which closed on February 27, 2004. Each special warrant was exercisable, for no additional consideration, into one common share of the Company. The special warrants would be deemed to be exercised if, by February 27, 2005, either a final prospectus for an initial public offering was filed, which resulted in the Company receiving gross proceeds of not less than $30 million, or if the Company closed a business transaction that resulted in the holders of the special warrants being entitled, on exercise of the special warrants, to freely tradeable securities or to cash. A deemed exercise event did not occur by February 27, 2005, which resulted in each special warrants being exercisable into 1.1 common shares. As a result of the Company receiving a receipt for its final prospectus for an initial public offering on December 22, 2005, the Company's special warrants were deemed to be exercised on behalf of the holders for 2,750,000 common shares for no further consideration.

In connection with the offering, the agent received broker warrants entitling it to acquire 250,000 common shares at an exercise price of $5.00 per common share for a period of two years (note 6(b)). A cash commission equal to 6.0% of the gross proceeds was also paid to the agent.

## 8 Commitments

At December 31, 2005, the Company has the following minimum payments required under operating leases:

| | $ |
|---|---|
| 2006 | 119,799 |
| 2007 | 66,958 |

In December 2005, the Company committed to purchase $800,000 of steel pipe in order to meet the critical path for the construction of the Company's ship loader at the Orca Quarry.

## 9 Income taxes

a) The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

| | 2005 | 2004 |
|---|---|---|
| Statutory tax rate | 34.86% | 35.62% |
| Loss for the year | (3,447,139) | (2,786,135) |

| | 2005 $ | 2004 $ |
|---|---|---|
| Provision for income taxes based on statutory Canadian combined federal and provincial income tax rates | (1,201,673) | (992,421) |
| Difference in foreign tax rates | 488 | 5,481 |
| Decrease in Canadian tax rates | 145,811 | 98,329 |
| Future tax benefit to the minority interest | 129,515 | 108,462 |
| Accounting charges having no tax basis | 292,606 | 160,553 |
| Tax assets for which an income tax benefit has not been recognized | 633,253 | 619,596 |
| | - | - |

b) The significant components of the Company's future tax asset, assuming a future tax rate of 34.12% (2004 - 35.62%), are as follows:

| | 2005<br>$ | 2004<br>$ |
|---|---|---|
| Future income tax assets | | |
| Excess of tax basis over carrying value of assets | 1,786,527 | (625,847) |
| Operating loss carry-forward | 2,722,676 | 3,684,683 |
| | 4,509,203 | 3,058,836 |
| Valuation allowance for future tax assets | (4,509,203) | (3,058,836) |
| | - | - |

c) The Company has Canadian non-capital loss carry-forwards of $5,624,000 (2004 - $9,745,000), and U.S. tax losses of $2,096,000 (2004 - $1,901,000) that may be available for tax purposes. The non-capital losses expire as follows:

| | Canada<br>$ | United States<br>$ |
|---|---|---|
| 2012 | 287,000 | |
| 2013 | 1,033,000 | |
| 2014 | 665,000 | |
| 2015 | 3,639,000 | |
| 2022 | | 16,000 |
| 2023 | | 781,000 |
| 2024 | | 507,000 |
| 2025 | | 792,000 |

## 10 Segmented financial information

The Company operates in one segment: the development and future operation of construction aggregates properties and projects located in western North America.

## 11 Related party transactions

During the years ended December 31, 2005, certain directors, their family members and a director of certain of the Company's subsidiaries, either directly or through companies controlled by them, provided services to the Company, as follows:

a) Marketing services at a cost of $246,646 (2004 - $237,867).
b) Technical services at a cost of $16,910 (2004 - $20,263).
c) Clerical services at a cost of $4,549 (2004 - $6,612).

At December 31, 2005, accounts payable of $21,765 (2004 - $8,446) were outstanding, directly or indirectly, with respect to certain directors and their family members, either directly or through companies controlled by them.

## 12 Contingency

During the year ended December 31, 2005, the Company was served a petition made to the Supreme Court of British Columbia by the Komoyue Heritage Society and others disputing the issuance to the Company of its Environmental Assessment Certificate M05-01. The Company believes that the petition is without merit, and the Company has taken action to protect its interest in the status of Environmental Assessment Certificate M05-01.

## 13 Non cash investing and financing activities

As a result of the Company receiving a receipt for its final prospectus for an initial public offering on December 22, 2005, the Company's 2,500,000 special warrants were deemed to be exercised on behalf of the holders for 2,750,000 common shares for no further consideration.

## 14 Subsequent events

Subsequent to December 31, 2005, the Company:

a) completed an initial public offering of 16,628,185 common shares at $4.80 per share for gross proceeds of $79,815,288. A cash commission equal to 6.0% of the gross proceeds was paid to the agent. On January 10, 2006, the Company's shares were listed on the Toronto Stock Exchange and commenced trading.

b) finalized an agreement for a US$47 million debt facility. The facility comprised two Tranches, A and B, for US$21 million and US$26 million respectively. The loans are repayable on January 1, 2012, but may be prepaid at any time without penalty. The loans bear interest that increases annually, commencing at 10% and 15% for Tranche A and Tranche B respectively in 2006, and increasing to a maximum of 20% to 25% per annum respectively in 2011. Subsequent to the first sale of a shipment of construction aggregates from the Orca Quarry, the Company must elect either to grant 1,000,000 warrants or grant a royalty of US$0.21 per short ton on 88% of construction aggregates shipments for the life of the quarry to the lenders as the Tranche A fee. Similarly, with respect to the Tranche B fee, the Company must elect either to grant 1,153,846 warrants (reduced from 3,000,000 due the election of the Company subsequent to December 31, 2005, to reduce the Tranche B facility from US$26 million to US$10 million) or grant a royalty of US$0.03 per short ton on 88% of construction aggregates shipments for each US$1 million of that facility. Each Tranche A and B warrant is exercisable into one common share at $4.80 per share until November 30, 2010. The Tranche A and B warrants and royalty certificates have been issued and are being held in trust. Draw downs under the facility may be made at the discretion of the Company until December 31, 2006, and as of February 27, 2006, no funds had been drawn down.

c) made the decision to commence construction of the Orca Quarry and the Richmond Terminal

d) entered into construction contracts totalling $29.4 million and made purchase commitments of $4.4 million related to the Orca Quarry.

POLARIS MINERALS CORPORATION
DIRECTORS AND SENIOR OFFICERS



**Marco A. Romero**, President & Chief Executive Officer

Mr. Romero has over 26 years experience in the mining industry with senior roles in exploration, mine development, mergers and acquisitions, environmental permitting, and business management. Mr. Romero has been the President of Polaris Minerals Corporation since 2000. He was the former Senior Vice President of Corporate Development of Ivanhoe Mines Ltd. from February 1998 to June 2000 and co-founder and former Executive Director of Eldorado Gold Corporation from 1991 to 1997.



**Roman Shklanka**, Chairman and Director

Dr. Shklanka is the Chairman and a Director of International Barytex Resources, Rabbit Resources Ltd., and is Vice Chairman and Director of Pacific Imperial Mines Inc. He is an independent consultant in mineral exploration. Dr. Shklanka was Chairman of Canaco Resources Corp. from February 2002 to December 2005. He was former Chairman and a major shareholder of Sutton Resources Ltd. from 1993 to 1999 which was acquired by Barrick Gold Corporation in 1999. For over 20 years, Dr. Shklanka has held various exploration and management positions with Placer Dome Inc. including Vice President of Exploration.



**R. Stuart (Tookie) Angus**, Director

Mr. Angus was Managing Director - Mergers and Acquisitions with the merchant banking and financial advisory firm Endeavour Financial Ltd. from November 2003 until November 2005 and was responsible for merger and acquisition mandates. Prior to joining Endeavour, Mr. Angus was a partner at the Canadian law firm Fasken Martineau DuMoulin LLP in its Business Department and headed the firm's Global Mining Group from February 2001 to October 2003 and was a partner with the Canadian law firm Stikeman Elliott LLP from 1996 to 2001. For over 25 years, Mr. Angus has focused on significant international exploration, development and mining ventures, and all aspects of their structuring and finance.



**Robert M. Edsel**, Director

Mr. Edsel began his business career as an independent oil and gas producer in 1981 concentrating on the acquisition and development of high-quality prospects in the Giddings Field, Texas. In May 1995, Mr. Edsel sold the assets of his privately held exploration firm, Gemini Exploration Company, to Union Pacific Resources Company in 2001. Mr. Edsel's privately held investment vehicle, Agon Investment Company began actively pursuing investment opportunities and, to date, in addition to investments in oil and gas exploration, Agon has invested in privately held companies involved in consumer finance, construction aggregates, art, and film distribution. Mr. Edsel has been the Chief Executive Officer of Agon Investment Company since 1995.



**Terrence A. Lyons**, Director

Mr. Lyons has experience in natural resources, manufacturing, real estate, merchant banking and corporate restructuring activities. Mr. Lyons is currently the Chairman of Northgate Minerals Corporation (since 1993) and a director and officer of several public and private corporations including a director and the Chairman of the audit committee of Canaccord Capital Inc. and a director of B.C. Pacific Capital Corporation (since 1986). Mr. Lyons was formerly the President and Managing Partner of B.C. Pacific Capital Corporation from 1998 to 2004, the Managing Partner of Brascan Financial Corporation for 17 years, a past chairman of Versatile Pacific Shipyards Inc., Westmin Resources and Vice Chairman of Battle Mountain Gold. Mr. Lyons currently serves as the Chairman of the Mining Association of British Columbia.



**Gary D. Nordin**, Director

Mr. Nordin has over 25 years experience in the mining industry. He is Vice President Exploration of Portal Resources Ltd. (since 2001) and Canial Resources Inc. (since 1999). Mr. Nordin is a former director and co-founder of Eldorado Gold and Vice President Exploration of Eldorado Gold from 1992 to 1997 and the former Chief Consulting Geologist of Eldorado Gold from 1997 to 2001. Mr. Nordin is a former director and Vice President Exploration of Boliden Gold Corporation from 1984 to 1992.



**John H. Purkis**, Director

Mr. Purkis has over 30 years experience in the mining industry [illegible] from exploration to mine closure. He was [illegible] Corp. from November 2003 to January 2006 [illegible] Development of Atna Resources Ltd. from May 2000 to [illegible] 2002, [illegible] Dominicana from August 1996 to August 1998 [illegible] Corporation from October 1993 to July 1996 [illegible] November 1991 to October 1993 [illegible] from 1979 to 1983. Mr. Purkis is also a director of [illegible] Minerals Ltd. since July 2005.



**David F. Singleton**, Director

Mr. Singleton has been the President of Eagle Rock Aggregates Inc. since 2002. Mr. Singleton has over 40 years experience in the industrial minerals sector. Mr. Singleton is currently the President of Proconsult UK Ltd. since 1990 and [illegible]. Mr. Singleton was the past managing director of ARC Aggregates [illegible] from 1977 to 1989, a large aggregates producer in Europe, which was acquired by Hanson plc in 1989. Mr. Singleton was involved in the creation in 1982 of BACMI (British Aggregate Construction Materials Industries) [illegible] and was Chairman of the Economic and Public Affairs Committee from 1984 to 1987. Mr. Singleton formed Global Stone Corporation, a lime and limestone company, [illegible] on the Toronto Stock Exchange in 1993. Mr. Singleton was the past President and Chief Executive Officer of Global Clay Products LLC from 1999 to 2001, a company [illegible] North America [illegible]. He was also the former International Director of the National Stone Association from 1994 to 1998.



**Paul B. Sweeney**, Director

Mr. Sweeney is a financial executive with over 30 years experience in the mining industry. He was the Vice President and Chief Financial Officer of Canico Resource Corp. from 2002 to December 2005 and former Chief Financial Officer of [illegible] Corp. from 1999 to 2001, Sutton Resources Ltd. from 1998 to 1999, [illegible] Corporation from 1992 to 1998, and Gibraltar Mines Limited from 1993 to 1998. Mr. Sweeney has over [illegible] years of [illegible] experience with Placer Dome Inc. and is a director of a number of mineral resource companies.



**Harry P. Sutherland**, Vice President Finance and Chief Financial Officer

Mr. Sutherland has over 30 years experience [illegible] industry. He has been Vice President Finance and Chief Financial Officer of Polaris Minerals Corporation since 2000. He was the past [illegible] of [illegible] from 1996 to 1999, Chief Financial Officer of [illegible] from 1994 to 1996, [illegible] of Hudson Bay Mining and Smelting Ltd. from 1988 to 1994, [illegible] Imperial Metals Corporation from 1984 to 1992. Mr. Sutherland held various finance and management positions with Gold Fields of South Africa Ltd. from 1974 to 1983.



**Herbert G.A. Wilson**, Senior Vice President and Chief Operating Officer

Mr. Wilson has over 30 years of experience in the development and operation of construction materials and industrial minerals operations. Mr. Wilson was a founder, Director, Executive Vice President, and Chief Operating Officer of Global Stone Corporation from 1992 to 1998, a Toronto listed public company producing construction aggregates and lime products. Mr. Wilson is the past President of United States Lime & Minerals Inc. from 1999 to 2001 producing lime products and construction materials from limestone quarries located in the southwestern U.S.

With the exception of David Singleton and Robert Edsel, who reside in the United States, the directors and management are based in Vancouver, BC. Mr. Singleton is a non-resident director who leads Polaris' U.S.A. office in Roswell, Georgia and is responsible for the shipping and marketing of Polaris' aggregates to the United States. Mr. Edsel is a non-executive director and resides in Dallas, Texas.

Polaris
MINERALS CORPORATION

Vancouver Office:
Polaris Minerals Corporation

1780 - 999 West Hastings St.
Vancouver, B.C.
V6C 2W2
Tel: 604.915.5000
Fax: 604.915.5001
Email: info@polarmin.com
www.polarmin.com

Port McNeill Office:
Orca Sand & Gravel Ltd.

1488 Beach Drive
P.O. Box 699
Port McNeill, B.C.
V0N 2R0
Tel: 250.956.4002
Fax: 250.956.4005

Port Alberni Office:
Eagle Rock Materials Ltd.

5500 Ahahswinis Drive
P.O. Box 211
Port Alberni, B.C.
V9Y 7M2
Tel: 250.723.5000
Fax: 250.723.5005

Printed in Canada. Produced on recycled paper.

21

RECEIVED
2007 MAY -2 A 7:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PROVINCE OF BRITISH COLUMBIA

FORM 1

(Section 5)

COMPANY ACT

SEC MAIL PROCESSING
RECEIVED
APR 30 2007
WASH. D.C. 186 SECTION

# MEMORANDUM

# OF

# POLARIS MINERALS CORPORATION

I wish to be formed into a company with limited liability under the Company Act, in pursuance of this memorandum.

1. The name of the company is POLARIS MINERALS CORPORATION.

2. The authorized capital of the company consists of one hundred million (100,000,000) common shares without par value.

3. I agree to take the number and kind of shares in the company set opposite my name.

| FULL NAME(S), RESIDENT ADDRESS(ES) AND OCCUPATION(S) OF SUBSCRIBER(S) | NUMBER AND KIND OF SHARES TAKEN BY SUBSCRIBER(S) |
|---|---|
| R. Stuart Angus<br>5903 Larch Street<br>Vancouver, B.C.<br>V6M 4E5<br><br>Solicitor | One (1) common share without par value |
| TOTAL SHARES TAKEN: | One (1) common share without par value |

DATED May 13, 1999.

BRITISH COLUMBIA

*NUMBER:* **585385**

***COMPANY ACT***

# CERTIFICATE OF INCORPORATION

***I Hereby Certify*** *that*

**POLARIS MINERALS CORPORATION**

has this day been incorporated under the *Company Act*

***Issued*** *under my hand at Victoria, British Columbia*

*on May 14, 1999*

JOHN S. POWELL
*Registrar of Companies*
PROVINCE OF BRITISH COLUMBIA
CANADA

**The Statutory Reporting Company Provisions prescribed in Table 2 of the Business Corporations Regulation apply to this Company**

RECEIVED

PROVINCE OF BRITISH COLUMBIA

2011 MAY -2 A 7:17

COMPANY ACT

# ARTICLES OF POLARIS MINERALS CORPORATION

Inc. No. 585385

## TABLE OF CONTENTS

### PART 1 INTERPRETATION



### PART 2 SHARES AND SHARE CERTIFICATES



### PART 3 ISSUE OF SHARES



### PART 4 SHARE REGISTERS



### PART 5 TRANSFER AND TRANSMISSION OF SHARES

## PART 6
## ALTERATION OF CAPITAL



## PART 7
## PURCHASE AND REDEMPTION OF SHARES



## PART 8
## BORROWING POWERS



## PART 9
## GENERAL MEETINGS



## PART 10
## PROCEEDINGS AT GENERAL MEETINGS



## PART 11
## VOTES OF MEMBERS

## PART 18
## OFFICERS



## PART 19
## INDEMNITY AND PROTECTION OF DIRECTORS, OFFICERS AND EMPLOYEES



## PART 20
## DIVIDENDS AND RESERVE



## PART 21
## DOCUMENTS, RECORDS AND REPORTS



## PART 22
## NOTICES



## PART 23
## RECORD DATES



## PART 24
## SEAL

**PART 25**
**PROHIBITIONS**

**The Statutory Reporting Company Provisions prescribed in Table 2 of the Business Corporations Regulation apply to this Company**

PROVINCE OF BRITISH COLUMBIA

COMPANY ACT

# ARTICLES

# OF

# POLARIS MINERALS CORPORATION

Inc. No. 585385

(the "Company")

## PART 1
## INTERPRETATION

1.1 Definition

In these Articles, unless there is something in the subject or context inconsistent therewith:

(a) "Board" or "Board of Directors" and "the Directors" or "the directors" mean the Directors or sole Director of the Company for the time being.

(b) "Company Act" means the Company Act of the Province of British Columbia as from time to time enacted and all amendments thereto and includes the regulations made pursuant thereto.

(c) "month" means calendar month.

(d) "registered owner" or "registered holder" when used with respect to a share in the authorized capital of the Company means the person registered in the register of members in respect of such share and "registered address" means the address recorded therein.

(e) "Seal" means the common seal of the Company.

(f) "writing" includes printing, lithography, typewriting, photography, telefacsimile, telex, photocopy and other modes of representing or reproducing words in a visible form.

1.2 Construction of Words

Words importing the singular include the plural and vice versa; and words importing male persons include female persons and words importing persons shall include corporations.

1.3 Definitions Same as Company Act

The definitions set forth in the Company Act shall, with the necessary changes and so far as applicable, apply to these Articles.

1.4 Interpretation Act Rules of Construction Apply

The Rules of Construction contained in the Interpretation Act shall apply, mutatis mutandis, to the interpretation of these Articles.

## PART 2
## SHARES AND SHARE CERTIFICATES

2.1 Member Entitled to Certificate

Every member is entitled to one certificate representing the share or shares of each class held by him. In respect of a share held jointly by several persons, delivery of a certificate for that share to one of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all. Any share certificate may be sent through the mail by registered prepaid mail to the registered address of the member entitled thereto, and neither the Company nor any transfer agent shall be liable for any loss occasioned to the member owing to any such share certificate so sent being lost in the mail or stolen.

2.2 Replacement of Lost or Defaced Certificate

If a share certificate

(a) is worn out or defaced, the Directors shall, upon production to them of the said certificate and upon such other terms, if any, as they may think fit, order the said certificate to be cancelled and shall issue a new certificate in lieu thereof;

(b) is lost, stolen or destroyed, then upon proof thereof to the satisfaction of the Directors and upon such indemnity, if any, as the Directors deem adequate being given, a new share certificate in lieu thereof shall be issued to the person entitled to such lost, stolen or destroyed certificate; or

(c) represents more than one share and the registered owner thereof surrenders it to the Company with a written request that the Company issue in his name two or more certificates each representing a specified

number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company shall cancel the certificate so surrendered and issue in lieu thereof certificates in accordance with such request.

2.3 Surrender of Certificates

If two or more share certificates are surrendered by the registered owner thereof to the Company together with a written request that the Company issue one certificate registered in his name representing the aggregate of the number of shares represented by the certificates so surrendered, the Company shall cancel the certificates so surrendered and issue in place thereof one certificate in accordance with the request.

2.4 Charge for Certificates

Such sum, as the Directors may from time to time fix, shall be paid to the Company for each certificate to be issued under Part 2.

2.5 Execution of Certificate

Every share certificate shall be signed manually by at least one officer or Director of the Company, or by or on behalf of a registrar, branch registrar, transfer agent or branch transfer agent of the Company and any additional signatures may be printed or otherwise mechanically reproduced and, in such event, a certificate so signed is as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such certificate to hold at the date of the issue of a share certificate.

2.6 Recognition of Trusts

Except as required by law, statute or these Articles, no person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except only as by law, statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except as absolute right to the entirety thereof in its registered holder.

## PART 3
## ISSUE OF SHARES

3.1 Directors Authorized

Subject to the provisions of the Company Act with respect to pro rata offerings, if applicable, and to any direction to the contrary contained in a resolution passed at a general meeting authorizing any increase or alteration of capital, the shares shall be under the control of the Directors who may, subject to the rights of the

registered holders of the shares of the Company for the time being issued, issue, allot, sell or otherwise dispose of, and/or grant options on or otherwise deal in, shares authorized but not outstanding at such times, to such persons (including Directors), in such manner, upon such terms and conditions, and at such price or for such consideration, as they, in their absolute discretion, may determine.

3.2 Commissions and Brokerage

Subject to the provisions of the Company Act, the Company, or the Directors on behalf of the Company, may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares, debentures, share rights, warrants or debenture stock in the Company, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any such shares, debentures, share rights, warrants or debenture stock, provided that, if the Company is not a specially limited company, the rate of the commission and discount shall not in the aggregate exceed twenty-five per cent (25%) of the amount of the subscription price of such shares, debentures, share rights, warrants or debenture stock, and if the Company is a specially limited company, the rate of the commission and discount shall not in the aggregate exceed ninety-eight per cent (98%) of the subscription price of any such shares, share rights, warrants or debenture stock. The Company may also pay such brokerage fees as may be lawful.

## PART 4
## SHARE REGISTERS

4.1 Registers of Members, Transfers and Allotments

The Company shall keep or cause to be kept a register of members, a register of transfers and a register of allotments within British Columbia, all as required by the Company Act, and may combine one or more of such registers. If the Company's capital shall consist of more than one class of shares, a separate register of members, register of transfers and register of allotments may be kept in respect of each class of shares. The Directors on behalf of the Company may appoint a trust company to keep the register of members, register of transfers and register of allotments or, if there is more than one class of shares, the Directors may appoint a trust company, which need not be the same trust company, to keep the register of members, the register of transfers and the register of allotments for each class of share. The Directors on behalf of the Company may also appoint one or more trust companies, including the trust company which keeps the said registers of its shares or of a class thereof, as transfer agent for its shares or such class thereof, as the case may be, and the same or another trust company or companies as registrar for its shares or such class thereof, as the case may be. The Directors may terminate the appointment of any such trust company at any time and may appoint another trust company in its place.

4.2 Branch Registers of Members

Unless prohibited by the Company Act, the Company may keep or cause to be kept one or more branch registers of members at such place or places as the Directors may from time to time determine.

4.3 Closing of Register of Members

The Company may at any time close its register of members by resolution of the Directors.

PART 5
TRANSFER AND TRANSMISSION OF SHARES

5.1 Transfer of Shares

Subject to the provisions of the Memorandum and of these Articles that may be applicable, any member may transfer any of his shares by instrument in writing executed by or on behalf of such member and delivered to the Company or its transfer agent. The instrument of transfer of any share of the Company shall be in the form, if any, on the back of the Company's share certificates or in such form as the Directors may from time to time approve. Except to the extent that the Company Act may otherwise provide, the transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the register of members or a branch register of members in respect thereof.

5.2 Execution of Instrument of Transfer

The signature of the registered owner of any shares, or of his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the Company, its Directors, officers and agents to register in the name of the transferee as named in the instrument of transfer, the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the Company, its Directors, officers and agents to register, in the name of the person in whose behalf any certificate for the shares to be transferred is deposited with the Company for the purpose of having the transfer registered, the number of shares specified in the instrument of transfer or, if no number is specified, all the shares represented by all share certificates deposited with the instrument of transfer.

5.3 Enquiry as to Title Not Required

Neither the Company nor any Director, officer or agent thereof shall be bound to inquire into the title of the person named in the form of transfer as transferee, or, if no person is named therein as transferee, of the person on whose behalf the

certificate is deposited with the Company for the purpose of having the transfer registered or be liable to any claim by such registered owner or by any intermediate owner or holder of the certificate or of any of the shares represented thereby or any interest therein for registering the transfer, and the transfer, when registered, shall confer upon the person in whose name the shares have been registered a valid title to such shares.

5.4 Submission of Instruments of Transfer

Every instrument of transfer shall be executed by the transferor and left at the registered office of the Company or at the office of its transfer agent or registrar for the registration together with the share certificate for the shares to be transferred and such other evidence, if any, as the Directors or the transfer agent or registrar may require to prove the title of the transferor or his right to transfer the shares and the right of the transferee to have the transfer registered. All instruments of transfer where the transfer is registered shall be retained by the Company or its transfer agent or registrar and any instrument of transfer, where the transfer is not registered, shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

5.5 Transfer Fee

There shall be paid to the Company in respect of the registration of any transfer such sum, if any, as the Directors may from time to time determine.

5.6 Personal Representative Recognized on Death

In the case of the death or bankruptcy of one of the joint members, the legal personal representative of the deceased or the trustee in bankruptcy of the bankrupt, as the case may be, and the surviving joint member or members shall be the only persons recognized by the Company as having any title to his interest in the shares so jointly held.

5.7 Persons in Representative Capacity

Any person becoming entitled to a share in consequence of the death or bankruptcy of a member shall, upon such documents and evidence being produced to the Company as the Company Act requires or who becomes entitled to a share as a result of an order of a Court of competent jurisdiction or a statute has the right either to be registered as a member in his representative capacity in respect of such share, or, if he is a personal representative, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made; but the Directors shall, as regards a transfer by a personal representative or trustee in bankruptcy, have the same right, if any, to decline or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.

PART 6
ALTERATION OF CAPITAL

6.1 Increase of Authorized Capital

The Company may by ordinary resolution filed with the Registrar amend its Memorandum to increase the authorized capital of the Company by:

(a) creating shares with par value or shares without par value, or both;

(b) increasing the number of shares with par value or shares without par value, or both, or

(c) increasing the par value of a class of shares with par value, if no shares of that class are issued.

PART 7
PURCHASE AND REDEMPTION OF SHARES

7.1 Company Authorized to Purchase or Redeem Its Shares

Subject to the special rights and restrictions attached to any class of shares, the Company may, by a resolution of the Directors and in compliance with the Company Act, purchase any of its shares at the price and upon the terms specified in such resolution or redeem any class of its shares in accordance with the special rights and restrictions attaching thereto.

7.2 Redemption of Shares

If the Company proposes at its option to redeem some but not all of the shares of any class, the Directors may, subject to the special rights and restrictions attached to such class of shares, decide the manner in which the shares to be redeemed shall be selected.

7.3 Cancellation of Shares

Any share or shares purchased or redeemed by the Company shall be cancelled and the number of shares issued reduced accordingly unless the Board of Directors resolves otherwise.

PART 8
BORROWING POWERS

8.1 Powers of Directors

The Directors may from time to time on behalf of the Company:

(a) borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit;

(b) issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person; and

(c) mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

8.2 Special Rights Attached to and Negotiability of Debt Obligations

Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

8.3 Register of Debentureholders

The Company shall keep or cause to be kept within the Province of British Columbia in accordance with the Company Act a register of its debentures and a register of debentureholders, which registers may be combined, and, subject to the provisions of the Company Act, may keep or cause to be kept one or more branch registers of its debentureholders at such place or places as the Directors may from time to time determine and the Directors may by resolution, regulation or otherwise make such provisions as they think fit respecting the keeping of such branch registers.

8.4 Execution of Debt Obligations

Every bond, debenture or other debt obligation of the Company shall be signed manually by at least one Director or officer of the Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the bond, debenture or other debt obligations appointed by the Company or under any instrument under which the bond, debenture or other debt obligation is issued and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond, debenture or other debt obligation so signed is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture or other debt obligation to hold at the date of the issue thereof.

8.5 Register of Indebtedness

The Company shall keep or cause to be kept a register of its indebtedness to every Director or officer of the Company or an associate of any of them in accordance with the provisions of the Company Act.

## PART 9
## GENERAL MEETINGS

9.1 Annual General Meeting

Subject to any extensions of time permitted pursuant to the Company Act, the first annual general meeting of the Company shall be held within fifteen (15) months from the date of incorporation and thereafter an annual general meeting shall be held once in every calendar year at such time (not being more than thirteen (13) months after the holding of the last preceding annual general meeting) and place as may be determined by the Directors.

9.2 Waiver of Annual General Meeting

If the Company is, or becomes, a company which is not a reporting company and all the members entitled to attend and vote at an annual general meeting consent in writing to all the business which is required or desired to be transacted at the meeting, the meeting need not be held.

9.3 Classification of General Meeting

All general meetings other than annual general meetings shall be called extraordinary general meetings.

9.4 Calling of Meetings

The Directors may, whenever they think fit, convene an extraordinary general meeting.

9.5 Advance Notice for Election of Directors

If the Company is or becomes a reporting company, advance notice of any general meeting at which Directors are to be elected shall be published in the manner required by the Company Act.

9.6 Notice for General Meeting

A notice convening a general meeting specifying the time and place of the meeting, and, in case of special business, the general nature of that business, shall be given as provided in the Company Act and in the manner hereinafter in these Articles mentioned, or in such other manner (if any) as may be prescribed by ordinary resolution, whether previous notice thereof has been given or not, to such persons as are entitled by law or under these Articles to receive such notice from the Company.

Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting, by any member shall not invalidate the proceedings at that meeting.

9.7 Waiver or Reduction of Notice

All the members of the Company entitled to attend and vote at a general meeting may, by unanimous consent in writing given before, during or after the meeting, or if they are present at the meeting by a unanimous vote, waive or reduce the period of notice of such meeting and an entry in the minute book of such waiver or reduction shall be sufficient evidence of the due convening of the meeting.

9.8 Notice of Special Business at General Meeting

Except as otherwise provided by the Company Act, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at a place in British Columbia designated in the notice during usual business hours up to the date of such general meeting.

## PART 10
## PROCEEDINGS AT GENERAL MEETINGS

10.1 Special Business

All business shall be deemed special business which is transacted at a general meeting with the exception of the consideration of the financial statements and of the respective reports of the Directors and auditors, fixing or changing the number of Directors, the election of Directors, the appointment of the Auditor, the fixing of the remuneration of the Auditor and such other business as by these Articles or the Company Act may be transacted at a general meeting without prior notice thereof being given to the members or any business which is brought under consideration by the report of the Directors.

10.2 Quorum

Save as herein otherwise provided, a quorum shall be two (2) individuals present at the commencement of the meeting holding, or representing by proxy the holder or holders of, shares carrying in the aggregate one-tenth (1/10) or more of the votes eligible to be cast at the meeting. The Directors, the Secretary, or, in his absence, an Assistant Secretary, and the solicitor of the Company shall be entitled to attend any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he is a member or proxyholder entitled to vote thereat.

10.3 Requirement of Quorum

No business, other than election of the chairman or the adjournment of the meeting, shall be transacted at any general meeting unless a quorum of members, entitled to attend and vote, is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

10.4 Lack of Quorum

If within half an hour from the time appointed for a general meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and, if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the person or persons present and being, or representing by proxy, a member or members entitled to attend and vote at the meeting shall be a quorum.

10.5 Chairman

The Chairman of the Board, if any, or in his absence the President of the Company or in his absence a Vice-President of the Company, if any, shall be entitled to preside as chairman at every general meeting of the Company.

10.6 Alternate Chairman

If at any general meeting neither the Chairman of the Board nor President nor a Vice-President is present within fifteen (15) minutes after the time appointed for holding the meeting or is willing to act as chairman, the Directors present shall choose some one of their number to be chairman or if all the Directors present decline to take the chair or shall fail to so choose or if no Director be present, the members present shall choose some other person in attendance, who need not be a member, to be chairman.

10.7 Adjournments

The chairman may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. If a meeting is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of any adjourned meeting or of the business to be transacted at an adjourned meeting.

10.8 Resolutions Need Not Be Seconded

No motion proposed at a general meeting need be seconded and the chairman may propose or second a motion.

10.9 Decisions by Show of Hands or Poll

A resolution put to the vote of the members at a general meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is directed by the chairman or demanded by at least one member entitled to vote who is present in person or by proxy. The chairman shall declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, and such decision shall be entered in the book of proceedings of the Company. A declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority and an entry to that effect in the book of the proceedings of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

10.10 Casting Vote

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a second or casting vote in addition to the vote or votes to which he may be entitled as a member or proxyholder and this provision shall apply notwithstanding the Chairman is interested in the subject matter of the resolution.

10.11 Manner of Taking Poll

No poll may be demanded on the election of a chairman. A poll demanded on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken as soon as, in the opinion of the chairman, is reasonably convenient, but in no event later than seven (7) days after the meeting and at such time and place and in such manner as the chairman of the meeting directs. The result of the poll shall be deemed to be the resolution of and passed at the meeting at which the poll was demanded. Any business other than that upon which the poll has been demanded may be proceeded with pending the taking of the poll. A demand for a poll may be withdrawn. In any dispute as to the admission or rejection of a vote the decision of the chairman made in good faith shall be final and conclusive.

10.12 Retention of Ballots Cast on a Poll

Every ballot cast upon a poll and every proxy appointing a proxyholder who casts a ballot upon a poll shall be retained by the Secretary for such period and be subject to such inspection as the Company Act may provide.

10.13 Casting of Votes

On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

10.14 Ordinary Resolution Sufficient

Unless the Company Act, the Memorandum or these Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution.

10.15 Class Meetings of Members

Unless these Articles otherwise provide, the provisions of these Articles relating to general meetings shall apply, with the necessary changes and so far as they are applicable, to a class meeting of members holding a particular class of shares but the quorum at a class meeting shall be one (1) person holding or representing by proxy one-third (1/3) of the shares affected.

## PART 11
## VOTES OF MEMBERS

11.1 Number of Votes Per Share or Member

Subject to any special voting rights or restrictions attached to any class of shares and the restrictions on joint registered holders of shares, on a show of hands every member who is present in person and entitled to vote thereat shall have one vote and on a poll every member shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxyholder.

11.2 Votes of Persons in Representative Capacity

Any person who is not registered as a member but is entitled to vote at any general meeting in respect of a share, may vote the share in the same manner as if he were a member; but, unless the Directors have previously admitted his right to vote at that meeting in respect of the share, he shall satisfy the directors of his right to vote the share before the time for holding the meeting, or adjourned meeting, as the case may be, at which he proposes to vote.

11.3 Representative of a Corporate Member

Any corporation not being a subsidiary which is a member of the Company may vote by its proxyholder or by its duly authorized representative who is entitled to speak and vote and in all other respects exercise the rights of a member.

11.4 Votes by Joint Holders

In the case of joint registered holders of a share the vote of the senior who exercises a vote, whether in person or by proxyholder, shall be accepted to the exclusion of the votes of the other joint registered holders; and for this purpose seniority shall be determined by the order in which the names stand in the register of members. Several legal personal representatives of a deceased member whose shares are registered in this sole name shall for the purpose of this Article be deemed joint registered holders.

11.5 Votes by Committee for a Member

A member of unsound mind entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, curator bonis, or other person in the nature of a committee or curator bonis appointed by that court, and any such committee, curator bonis, or other person may appoint a proxyholder.

11.6 Appointment of Proxyholders

A member holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more (but not more than five (5)) proxyholders to attend, act and vote for him on the same occasion. If such a member should appoint more than one proxyholder for the same occasion he shall specify the number of shares each proxyholder shall be entitled to vote. A member may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

11.7 Execution of Form of Proxy

A proxy or an instrument appointing a duly authorized representative of a corporation, shall be in writing under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation, either under the seal of the corporation or under the hand of a duly authorized officer or attorney.

11.8 Qualification of Proxyholder

Any person of full age may act as a proxyholder whether or not he is entitled on his own behalf to be present and to vote at the meeting at which he acts as proxyholder. The proxy may authorize the person so appointed to act as proxyholder for the appointor for the period, at any meeting or meetings and to the extent permitted by the Company Act.

11.9 Deposit of Proxy

A proxy and the power of attorney or other authority, if any, under which it is signed or a notarially, certified copy thereof shall be deposited at the registered office of the Company or at such other place as is specified for that purpose in the notice convening the meeting, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or such other time and place as specified in the notice calling the meeting in respect of which the person named in the instrument is appointed. In addition to any other method of depositing proxies provided for in these Articles, the Directors may from time to time by resolution make regulations relating to the depositing of proxies at any place or places and fixing the time or times for depositing the proxies not exceeding forty-eight (48) hours (excluding Saturdays, Sundays and holidays) preceding the meeting or adjourned meeting specified in the notice calling a meeting of members and providing for particulars of

such proxies to be sent to the Company or any agent of the Company in writing or by letter, telegram, telex, telefacsimile or any method of transmitting legibly recorded messages so as to arrive before the commencement of the meeting or adjourned meeting at the office of the Company or of any agent of the Company appointed for the purpose of receiving such particulars and providing that proxies so deposited may be acted upon as though the proxies themselves were deposited as required by this Part and votes cast in respect of a proxy given in accordance with such regulations shall be valid and shall be counted.

11.10 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the previous death or incapacity of the member giving the proxy or the revocation of the proxy or of the authority under which the form of proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no notification in writing of such death, incapacity, revocation or transfer shall have been received at the registered office of the Company or by the chairman of the meeting or adjourned meeting for which the proxy was given before the vote is taken.

11.11 Revocation of Proxy

Every proxy may be revoked by an instrument in writing:

(a) executed by the member giving the same or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation; and

(b) delivered either at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken,

or in any other manner provided by law.

## PART 12
## DIRECTORS

12.1 Number of Directors

The subscribers to the Memorandum of the Company are the first Directors. The Directors to succeed the first Directors may be appointed in writing by a majority of the subscribers to the Memorandum or at a meeting of the Subscribers, or if not so appointed, they shall be elected by the members entitled to vote on the election of Directors and the number of Directors shall be the same as the number of Directors so

appointed or elected. The number of Directors, excluding additional Directors, may be fixed or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not, but notwithstanding anything contained in these Articles the number of Directors shall never be less than one (1) or, if the Company is or becomes a reporting company, less than three (3).

12.2 Remuneration and Expenses of Directors

The remuneration of the Directors as such may from time to time be determined by the Directors or, if the Directors shall so decide, by the members. Any remuneration of a Director may be in addition to any salary or other remuneration paid to him as an officer or employee of the Company. The Directors shall be repaid such reasonable travelling, hotel and other expenses as they incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such Director, by the Company in a general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The Directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on the retirement of any Director who has held any salaried office or place of profit with the Company to such Director or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

12.3 Qualification of Directors

A Director shall not be required to hold a share in the capital of the Company as qualification for his office.

## PART 13
## ELECTION AND REMOVAL OF DIRECTORS

13.1 Election at Annual General Meetings

At each annual general meeting of the Company all the Directors shall retire and the members shall elect a Board of Directors consisting of the number of Directors for the time being fixed pursuant to these Articles. If the Company is not a reporting company and in lieu of holding any annual general meeting all the members entitled to attend and vote at that meeting consent in writing to all the business required to be transacted at that meeting, such annual general meeting shall be deemed for the purpose of this Part to have been held upon such written consent becoming effective.

13.2 Eligibility of Retiring Director

A retiring Director shall be eligible for re-election.

13.3 Continuance of Directors

Where the Company fails to hold an annual general meeting in accordance with the Company Act, the Directors then in office shall be deemed to have been elected or appointed as Directors on the last day on which the annual general meeting could have been held pursuant to these Articles and they may hold office until other Directors are appointed or elected or until the day on which the next annual general meeting is held.

13.4 Election of Less than Required Number of Directors

If at any general meeting at which there should be an election of Directors, the places of any of the retiring Directors are not filled by such election, such of the retiring Directors who are not re-elected as may be requested by the newly-elected Directors shall, if willing to do so, continue in office to complete the number of Directors for the time being fixed pursuant to these Articles until further new Directors are elected at a general meeting convened for the purpose.

13.5 Filling a Casual Vacancy

The Directors may at any time and from time to time appoint any person as a Director to fill a casual vacancy on the Board or a vacancy resulting from an increase in the number of Directors.

13.6 Additional Directors

Between successive annual general meetings the Directors shall have the power to appoint one or more additional Directors but not more than one-third (1/3) of the number of Directors fixed pursuant to these Articles and in effect at the last general meeting at which Directors were elected. Any Director so appointed shall hold office only until the next following annual general meeting of the Company, but shall be eligible for election at such meeting and so long as he is an additional Director the number of Directors shall be increased accordingly.

13.7 No Alternate Directors

A Director may not appoint any person to be his alternate for any purpose whatsoever.

13.8 Removal of Directors

The Company may by special resolution remove any Director before the expiration of his period of office, and may by ordinary resolution appoint another person in his stead.

## PART 14
## POWERS AND DUTIES OF DIRECTORS

14.1 Management of Affairs and Business

The Directors may exercise all powers and do all acts and things as the Company is, by the Company Act, its Memorandum, these Articles or otherwise authorized to exercise and do and which are not by these Articles, by statute or otherwise lawfully directed or required to be done by the Company by resolution.

14.2 Appointment of Attorney

The Directors may from time to time by power of attorney or other instrument under seal, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles and excepting the powers of the Directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the Directors may think fit, and any such appointment may be made in favour of any of the Directors or any of the members of the Company or in favour of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the Directors think fit. Any such attorney may be authorized by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

## PART 15
## DISCLOSURE OF INTEREST OF DIRECTORS

15.1 Director May Hold Office or Place of Profit with Company

A Director may hold any office or place of profit with the Company, other than auditor, in conjunction with his office of Director for such period and on such terms as the Directors may determine. No Director or intended Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Company Act, no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall be liable to be voided by reason thereof.

15.2 Director Receiving Remuneration from Other Interests

A Director may be or become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions

of the Company Act, such Director shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm, unless the Company in general meeting otherwise directs.

## PART 16
## PROCEEDINGS OF DIRECTORS

16.1 Chairman and Alternate

The Chairman of the Board, if any, or in his absence, the President shall preside as chairman at every meeting of the Directors, or if there is no Chairman of the Board or neither the Chairman of the Board nor the President is present within fifteen (15) minutes of the time appointed for holding the meeting or is willing to act as chairman, or, if the Chairman of the Board, if any, and the President have advised the Secretary that they will not be present at the meeting, the Directors present shall choose any other person present to be chairman of the meeting.

16.2 Meetings - Procedures

The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings, as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall not have a second or casting vote. Meetings of the Board may be held at such place, at such time and upon such notice (if any) as the Board may by resolution from time to time determine.

16.3 Meetings by Conference Telephone

Any or all of the Directors may participate in a meeting of the Board or of any committee of the Directors by means of conference telephones or other communications facilities by means of which all Directors participating in the meeting can hear each other and provided that all such Directors agree to such participation. Any Director or Directors participating in a meeting in accordance with this Article shall be deemed to be present in person at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

16.4 Notice of Meeting

A Director may, and the Secretary or an Assistant Secretary upon request of a Director shall, call a meeting of the Board at any time. At least forty-eight (48) hours notice of such meeting specifying the place and time of such meeting shall be given by mail, postage prepaid, addressed to each of the Directors at his address as it appears on the books of the Company or by leaving it at his usual business or residential address or by telephone, telegram, telex, or any other method of transmitting legibly recorded messages. It shall not be necessary to give notice of a meeting of

Directors to any Director if such meeting is to be held immediately following a general meeting at which such Director shall have been elected or is the meeting of Directors at which such Director is appointed.

16.5 Waiver of Notice of Meetings

Any Director of the Company may file with the Secretary a document executed by him waiving notice of any past, present or future meeting or meetings of the Directors being, or required to have been, sent to him and may at any time withdraw such waiver with respect to meetings held thereafter. After filing such waiver with respect to future meetings and until such waiver is withdrawn no notice need be given to such Director and, unless the Director otherwise requires in writing to the Secretary of any meeting or Directors and all meetings of the Directors so held shall be deemed not to be improperly called or constituted by reason of notice not having been given to such Director.

16.6 Quorum

The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and if not so fixed shall be a majority of the Directors or, if the number of Directors is fixed at one, shall be one Director.

16.7 Continuing Directors May Act During Vacancy

The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as the number is reduced below the number fixed pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

16.8 Resolution in Writing Effective

A resolution consented to in writing by all of the Directors shall be as valid and effective as if it had been passed at a meeting of the Directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the Directors and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

## PART 17
## EXECUTIVE AND OTHER COMMITTEES

17.1 Appointment of Executive Committee

The Directors may by resolution appoint an Executive Committee to consist of such member or members of their body as they think fit, which Executive Committee shall have, and may exercise during the intervals between the meetings of

the Board, all the powers vested in the Board except the power to fill vacancies in the Board, the power to change the membership of, or fill vacancies in, the Executive Committee or any other committee of the Board and such other powers, if any, as may be specified in the resolution. The Executive Committee shall keep regular minutes of its transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Board shall have the power at any time to revoke or override the authority given to or acts done by the Executive Committee except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of the Executive Committee and to fill vacancies in it. The Executive Committee may make rules for the conduct of its business and may appoint such assistants as it may deem necessary. A majority of the members of said Committee shall constitute a quorum thereof.

17.2 Appointment of Committees

The Directors may by resolution appoint one or more committees consisting of such member or members of their body as they think fit and may delegate to any such committee between meetings of the Board such powers of the Board (except the power to fill vacancies in the Board and the power to change the membership of or fill vacancies in any committee of the Board and the power to appoint or remove officers appointed by the Board) subject to such conditions as may be prescribed in such resolution, and all committees so appointed shall keep regular minutes of their transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Directors shall have the power at any time to revoke or override the authority given to or acts done by any such committee except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of a committee and to fill vacancies in it. Committees may make rules for the conduct of their business and may appoint such assistants as they may deem necessary. A majority of the members of a committee shall constitute a quorum thereof.

17.3 Procedure at Meetings

The Executive Committee and any other committee may meet and adjourn as each may think fit. Questions arising at any meeting shall be determined by a majority of votes of the members of the committee present, and in case of an equality of votes the chairman shall not have a second or casting vote. A resolution approved in writing by all the members of the Executive Committee or any other committee shall be as valid and effective as if it had been passed at a meeting of such Committee duly called and constituted. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

PART 18
OFFICERS

18.1 President and Secretary Required

The Directors shall, from time to time, appoint a President and a Secretary and such other officers, if any, as the Directors shall determine and the Directors may, at any time, terminate any such appointment. No officer shall be appointed unless he is qualified in accordance with the provisions of the Company Act.

18.2 Persons Holding More Than One Office and Remuneration

The remuneration of the officers of the Company as such and the terms and conditions of their tenure of office or employment shall from time to time be determined by the Directors.

PART 19
INDEMNITY AND PROTECTION OF
DIRECTORS, OFFICERS AND EMPLOYEES

19.1 Indemnification of Directors

Subject to the provisions of the Company Act, the Directors shall cause the Company to indemnify a Director or former Director of the Company and the Directors may cause the Company to indemnify a director or former director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a Director of the Company or a director of such corporation, including any action brought by the Company or any such corporation. Each Director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

19.2 Indemnification of Officers, Employees, Agents

Subject to the provisions of the Company Act, the Directors may cause the Company to indemnify any officer, employee or agent of the Company or of a corporation of which the Company is or was a shareholder (notwithstanding that he is also a Director) and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation. In addition the Company shall indemnify the Secretary or an Assistant Secretary of the Company (if he is not a full time employee of the Company and notwithstanding that he is also a Director) and his respective heirs and legal representatives against all costs, charges and

expenses whatsoever incurred by him or them and arising out of the functions assigned to the Secretary by the Company Act or these Articles and each such Secretary and Assistant Secretary shall on being appointed be deemed to have contracted with the Company on the terms of the foregoing indemnity.

19.3 Indemnification Not Invalidated by Non-Compliance

The failure of a Director or officer of the Company to comply with the provisions of the Company Act or of the Memorandum or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

19.4 Company May Purchase Insurance

The Directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was serving as a Director, officer, employee or agent of the Company or as a director, officer, employee or agent of any corporation of which the Company is or was a shareholder and his heirs or personal representatives against any liability incurred by him as such Director, director, officer, employee or agent.

## PART 20
## DIVIDENDS AND RESERVE

20.1 Declaration of Dividends

The Directors may from time to time declare dividends. No notice need be given of the declaration of any dividend.

20.2 Payment of Dividends out of Properly Available Funds

No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive. The Company may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the Company or any other corporation or in any one or more such ways as may be authorized by the Company or the Directors and where any difficulty arises with regard to such a distribution the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any members are entitled shall be made to any members on the basis of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

20.3 Declared Dividend Date

Any dividend declared on shares of any class by the Directors may be made payable on such date as is fixed by the Directors.

20.4 Proportionate to Number of Shares Held

Subject to the rights of members (if any) holding shares with special rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

20.5 Reserves

The Directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit. The Directors may also, without placing the same in reserve, carry forward such funds, which they think prudent not to divide.

20.6 Receipts from Joint Holders

If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonuses or other moneys payable in respect of the share.

20.7 No Interest on Dividends

No dividend shall bear interest against the Company. Where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

20.8 Payment of Dividends

Any dividend, bonuses or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register, or to such person and to such address as the holder or joint holders may direct in writing. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. The mailing of such cheque or warrant shall, to the extent of the sum represented thereby (plus the amount of the tax required by law to be deducted) discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

20.9 Capitalization of Undistributed Surplus

Notwithstanding anything contained in these Articles the Directors may from time to time capitalize any undistributed surplus on hand of the Company and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Company as a dividend representing such undistributed surplus on hand or any part thereof.

## PART 21
## DOCUMENTS, RECORDS AND REPORTS

21.1 Accounts to be Kept

The Company shall cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the Company in order properly to record the financial affairs and condition of the Company and to comply with the Company Act.

21.2 Inspection of Accounts

Unless the Directors determine otherwise, or unless otherwise determined by an ordinary resolution, no member of the Company shall be entitled to inspect the accounting records of the Company.

## PART 22
## NOTICES

22.1 Method of Giving Notice

A notice, statement or report may be given or delivered by the Company to any member either by delivery to him personally or by sending it by mail to him to his registered address. Where a notice, statement or report is sent by mail, service or delivery of the notice, statement or report shall be deemed to be effected by properly addressing, prepaying and mailing the notice, statement or report and to have been given on the day, Saturdays, Sundays and holidays excepted, following the date of mailing. A certificate signed by the Secretary or other officer of the Company or of any other corporation acting in that behalf for the Company that the letter, envelope or wrapper containing the notice, statement or report was so addressed, prepaid and mailed shall be conclusive evidence thereof.

22.2 Notice to Joint Holder

A notice, statement or report may be given or delivered by the Company to the joint holders of a share by giving the notice to the joint holder first named in the register of members in respect of the share.

22.3 Notice to Personal Representative

A notice, statement or report may be given or delivered by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a member by sending it through the mail prepaid addressed to them by name or by the title of representatives of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address (if any) supplied to the Company for the purpose by the persons claiming to be so entitled, or (until such address has been so supplied) by giving the notice in a manner in which the same might have been given if the death, bankruptcy or incapacity had not occurred.

22.4 Persons to Receive Notice

Notice of every general meeting or meeting of members holding a class of shares shall be given in a manner hereinbefore authorized to every member holding at the time of the issue of the notice or the date fixed for determining the members entitled to such notice, whichever is the earlier, shares which confer the right to notice of and to attend and vote at any such meeting. No other person except the auditor of the Company and the Directors of the Company shall be entitled to receive notices of any such meeting.

## PART 23
## RECORD DATES

23.1 Record Date

The Directors may fix in advance a date, which shall not be more than the maximum number of days permitted by the Company Act preceding the date of any meeting of members or any class thereof or of the payment of any dividend or of the proposed taking of any other proper action requiring the determination of members as the record date for the determination of the members entitled to notice of, or to attend and vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend or for any other proper purpose and, in such case, notwithstanding anything elsewhere contained in these Articles, only members of record on the date so fixed shall be deemed to be members for the purposes aforesaid.

23.2 No Closure of Register of Members

Where no record date is so fixed for the determination of members as provided in the preceding Article the date on which the notice is mailed or on which the resolution declaring the dividend is adopted, as the case may be, shall be the record date for such determination.

## PART 24
## SEAL

24.1 Affixation of Seal to Documents

The Directors may provide a seal for the Company and, if they do so, shall provide for the safe custody of the seal which shall not be affixed to any instrument except in the presence of the following persons, namely,

(a) any two Directors, or

(b) one of the Chairman of the Board, the President, the Managing Director, a Director and a Vice-President together with one of the Secretary, the Treasurer, the Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer and an Assistant Secretary-Treasurer, or

(c) if the Company shall have only one member, the President or the Secretary, or

(d) such person or persons as the Directors may from time to time by resolution appoint

and the said Directors, officers, person or persons in whose presence the seal is so affixed to an instrument shall sign such instrument. For the purpose of certifying under seal true copies of any document or resolution the seal may be affixed in the presence of any one of the foregoing persons.

24.2 Mechanical Reproduction of Signatures

To enable the seal of the Company to be affixed to any bonds, debentures, share certificates, or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the Directors or officers of the Company are, in accordance with the Company Act and/or these Articles, printed or otherwise mechanically reproduced there may be delivered to the firm or company employed to engrave, lithograph or print such definitive or interim bonds, debentures, share certificates or other securities one or more unmounted dies reproducing the Company's seal and the Chairman of the Board, the President, the Managing Director or a Vice-President and the Secretary, Treasurer, Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer or an Assistant Secretary-Treasurer may by a document authorize such firm or company to cause the Company's seal to be affixed to such definitive or interim bonds, debentures, share certificates or other securities by the use of such dies. Bonds, debentures, share certificates or other securities to which the Company's seal has been so affixed shall for all purposes be deemed to be under and to bear the Company's seal lawfully affixed thereto.

24.3 Official Seal for Other Jurisdiction

The Company may have for use in any other province, state, territory or country an official seal which shall have on its own face the name of the province, state, territory or country where it is to be used and all of the powers conferred by the Company Act with respect thereto may be exercised by the Directors or by a duly authorized agent of the Company.

PART 25
PROHIBITIONS

25.1 Securities Offered to the Public removed July 24, 2002

If the Company is not a "reporting issuer", within the meaning of the *Securities Act* (British Columbia), no shares of the Company, and no securities that are convertible into or exchangeable for shares of the Company, shall be offered for sale to the public.

amended July 24 2002
25.2 25.1 Transfers of Securities

If the Company is not a reporting issuer, no shares of the Company, and no securities that are convertible into or exchangeable for shares of the Company, shall be transferred without the previous consent of the Directors expressed by a resolution of the Board and the Directors shall not be required to give any reason for refusing to consent to any such proposed transfer.

FULL NAME(S), ADDRESS(ES) AND OCCUPATION(S)
OF SUBSCRIBER(S)

R. Stuart Angus
5903 Larch Street
Vancouver, B.C.
V6M 4E5

Solicitor

DATED at Vancouver, British Columbia, this 13th day of May, 1999.

24.3 Official Seal for Other Jurisdiction

The Company may have for use in any other province, state, territory or country an official seal which shall have on its own face the name of the province, state, territory or country where it is to be used and all of the powers conferred by the Company Act with respect thereto may be exercised by the Directors or by a duly authorized agent of the Company.

PART 25
PROHIBITIONS

25.1 Securities Offered to the Public Removed July 24, 2002

If the Company is not a "reporting issuer", within the meaning of the *Securities Act* (British Columbia), no shares of the Company, and no securities that are convertible into or exchangeable for shares of the Company, shall be offered for sale to the public.

amended July 24 2002

~~25.2~~ 25.1 Transfers of Securities

If the Company is not a reporting issuer, no shares of the Company, and no securities that are convertible into or exchangeable for shares of the Company, shall be transferred without the previous consent of the Directors expressed by a resolution of the Board and the Directors shall not be required to give any reason for refusing to consent to any such proposed transfer.

FULL NAME(S), ADDRESS(ES) AND OCCUPATION(S)
OF SUBSCRIBER(S)

R. Stuart Angus
5903 Larch Street
Vancouver, B.C.
V6M 4E5

Solicitor

DATED at Vancouver, British Columbia, this 13th day of May, 1999.

## TABLE 2

## STATUTORY REPORTING COMPANY PROVISIONS

### PART S1 – INTERPRETATION

**Definitions**

S1.1 Without limiting any other provision of the Company's articles, in these Statutory Reporting Company Provisions:

***"Business Corporations Act"*** means the *Business Corporations Act*, S.B.C. 2002, c. 57;

***"Company Act, 1996"*** means the *Company Act*, R.S.B.C. 1996, c. 62;

**"deliver"**, with reference to a notice or other document, includes mail to or leave with a person, or deposit in a person's mail box or receptacle at the person's residence or place of business;

**"form of proxy"** means a record that, on completion and signing by or on behalf of a shareholder, becomes a proxy;

***"Interpretation Act"*** means *Interpretation Act*, R.S.B.C. 1996, c. 238;

**"registrant"** means a person registered or required to be registered in any jurisdiction to trade in securities, but does not include a trustee with respect to shares held under a trust instrument that regulates the manner in which those shares are to be voted;

**"solicit"** and **"solicitation"** include

(a) each request for a proxy, whether or not accompanied by or included in a form of proxy,

(b) each request to sign or not sign a form of proxy, or to revoke a proxy,

(c) the sending of a form of proxy or other communication to a shareholder under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy, and

(d) the sending or delivery of a form of proxy to a shareholder under Article S3.2,

but do not include

(e) the sending of a form of proxy to a shareholder in response to an unsolicited request made by that shareholder or on that shareholder's behalf, or

(f) the performance by any person of professional services on behalf of a person soliciting a proxy.

**Application of *Business Corporations Act* and *Interpretation Act***

S1.2 Without limiting any other provision of the Company's articles,

(a) the definitions in the *Business Corporations Act* apply to Parts S1 to S8,

(b) the *Interpretation Act* applies to the interpretation of Parts S1 to S8 as if those Parts were an enactment, and

(c) if there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in Parts S1 to S8, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in those Parts.

**Role of proxy**

S3.3 A proxy holder has the same rights as the shareholder who appointed the proxy holder to speak at the meeting but, unless any other article provides otherwise, the proxy holder is not entitled, except on a poll, to vote the shares represented by the proxy.

**Proxy must be signed and dated**

S3.4 A proxy must

(a) be signed by

(i) the appointing shareholder,

(ii) an attorney authorized in writing by the appointing shareholder, or

(iii) if the appointing shareholder is a corporation, an authorized director, officer or attorney of the corporation,

(b) include the date on which the proxy is signed, and

(c) include the name of the proxy holder.

**When proxy ceases to be valid**

S3.5 A proxy ceases to be valid one year after its date.

**Form of proxy**

S3.6 The form of proxy must,

(a) if solicited by or on behalf of the management of the Company, contain space for a shareholder to appoint alternate proxy holders, and

(b) comply with the requirements of Article S4.4, if applicable, and the other provisions of the Company's articles.

**Alternate proxy holders**

S3.7 A shareholder may appoint an alternate proxy holder to act in the place and stead of an absent proxy holder.

**Revocation of proxy**

S3.8 A proxy may be revoked in any manner provided by law including by a written instrument that is

(a) signed by

(i) the appointing shareholder,

(ii) an attorney authorized in writing by the appointing shareholder, or

(iii) if the appointing shareholder is a corporation, an authorized director, officer or attorney of the corporation, and

(b) delivered to

(i) the delivery address of the registered office of the Company on or before the last business day preceding the date of the meeting, or any adjournment of it, at which the proxy is to be used, or

(ii) the chair of the meeting on the date of the meeting or any adjournment of it before the taking of any vote in respect of which the proxy is to be used.

**Directors may set time by which proxies must be received**

S3.9 Subject to Article S3.10, the directors may set a time before which proxies to be used at a meeting, or any adjournment of it, must be received by the Company or its agent.

intended to be acted on, other than the election or appointment of directors and the appointment of auditors,

(b) a proxy may confer discretionary authority with respect to matters as to which a choice, contemplated by paragraph (a) (iii), is not specified, if the form of proxy or the information circular states in bold face type or other conspicuous manner how it is intended to vote the shares represented by the proxy in each case,

(c) a proxy may confer discretionary authority with respect to

(i) amendments or variations to matters identified in the notice of meeting, or

(ii) other matters that may properly come before the meeting,

but only if

(iii) the person by whom, or on whose behalf, a solicitation is made is not made aware, a reasonable time before the time the solicitation is made, that those amendments, variations or other matters are to be presented for action at the meeting, and

(iv) a specific statement is made in the information circular or in the form of proxy that the proxy is conferring that discretionary authority,

(d) a proxy must not confer authority to vote

(i) for the election or appointment of an individual as a director of the Company unless an individual has been nominated in good faith as a director and is named in an information circular sent to the shareholders, or

(ii) at a meeting other than the meeting specified in the notice of meeting or any adjournment of that meeting,

(e) if an information circular contains the names of nominees for election or appointment as directors or the name of a nominee for appointment as auditor,

(i) the form of proxy accompanying the information circular must provide a method for the shareholder whose proxy is solicited to specify that the shares registered in that shareholder's name must or must not be voted by the proxy holder for the nominees, or for those of the nominees that the shareholder may specify, and

(ii) if, for any reason, the instructions of the shareholder whose proxy is solicited are uncertain as they relate to the election or appointment of directors, the proxy holder must not vote the shares of that shareholder for any director,

(f) an information circular or form of proxy must state that, if the instructions are certain,

(i) the shares represented by the proxy will be voted on any poll, and

(ii) if the shareholder whose proxy is solicited specifies a choice with respect to any matter to be acted on, the shares will be voted on any poll in accordance with the specifications so made,

(g) an information circular or form of proxy must

(i) indicate in bold face type, or other conspicuous manner, that the shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the meeting, other than the person, if any, designated in the form of proxy, and

(ii) contain instructions as to the manner in which the shareholder may exercise the right referred to in subparagraph (i), and

**Company must distribute comparative financial statement and report to shareholders**

S5.7 At least 10 days before each annual reference date, the Company must send to each shareholder and to the auditor, if any,

(a) a copy of the comparative financial statement referred to in Article S5.1 that the directors are required under Article S5.1 to produce and publish on or before that annual reference date, and

(b) unless the Company has resolved under section 203 (2) of the *Business Corporations Act* to waive the appointment of an auditor, the report of the auditor required under section 212 (1) (a) of the *Business Corporations Act* on that financial statement.

**Company must distribute comparative financial statement and report to debentureholders**

S5.8 On demand by a qualifying debentureholder of the Company, the Company must send the qualifying debentureholder a copy of the Company's latest comparative financial statement and a copy of any auditor's report on that financial statement.

## Division 2 – Comparative Interim Financial Statements

**Comparative interim financial statement**

S5.9 The directors of the Company must produce a comparative interim financial statement in accordance with Article S5.10 after each financial year.

**Contents of comparative interim financial statement**

S5.10 A comparative interim financial statement must

(a) be produced for

(i) the 6 month period that began immediately after the end of the Company's most recently completed financial year, and

(ii) the comparable 6 month period, if any, in the 12 months immediately preceding the end of that financial year, and

(b) contain

(i) a cash flow statement for each period, and

(ii) sufficient relevant financial information in summary form to present fairly the results of the operations of the Company for each period, including

(A) a statement of sales or gross operating revenue,

(B) extraordinary items of income or expense,

(C) net income before income taxes imposed by any taxing authority,

(D) income taxes imposed by any taxing authority, and

(E) net profit or loss.

**Comparative interim financial statement required in addition to other statements**

S5.11 A comparative interim financial statement required under this Part must be produced in addition to any financial statement that the directors are required to produce under this Part or under Part 6 of the *Business Corporations Act*.

**Notes to comparative interim financial statement**

S5.12 There must be stated, by way of a note to a comparative interim financial statement,

## Division 4 – General

**Preparation of financial statements**

**S5.19** A financial statement required under this Part must be prepared in accordance with the regulations made under the *Business Corporations Act* and, if prepared without audit, must be clearly marked to that effect.

**Approval for publication**

**S5.20** Before a financial statement referred to in this Part is published or sent by the Company,

(a) the financial statement must be approved by the directors, and

(b) that approval must be evidenced by the signatures of 2 directors.

**Audit information on distribution**

**S5.21** A financial statement referred to in this Part that is sent by the Company to its shareholders or published

(a) must have attached each auditor's report, if any, made on that financial statement, and

(b) must not purport to be audited unless that financial statement has, in fact, been audited and an auditor's report has been made.

**Directors may be relieved of obligations**

**S5.22** Directors may be relieved of their obligations under one or both of Articles S5.1 and S5.9, and for that purpose section 200 of the *Business Corporations Act* applies.

## PART S6 – DIRECTORS

**Directors and officers**

**S6.1** The Company must have at least 3 directors.

**Qualifications of directors and officers**

**S6.2** Subject to Article S6.3, an individual must not become or act as a director or officer of the Company if that individual is a person whose registration in any capacity has been cancelled

(a) under the *Securities Act*, R.S.B.C. 1996, c. 418, by the Securities Commission or the executive director, or

(b) under the *Mortgage Brokers Act*, R.S.B.C. 1996, c. 313, by

(i) the registrar under that Act,

(ii) the Commercial Appeals Commission established under the *Commercial Appeals Commission Act*, R.S.B.C. 1996, c. 54, or

(iii) the Financial Services Tribunal established under the *Financial Institutions Act*, R.S.B.C. 1996, c. 141.

**Exception**

S6.3 Article S6.2 does not apply to prevent an individual from becoming or acting as a director or officer of the Company if

(a) the individual or body that cancelled the registration orders otherwise, or

(b) 5 years have elapsed since the cancellation of the registration.

**Harmful information need not be disclosed**

**S7.4** If the release of any of the information required in Article S7.3 would be harmful to the business of the Company or its subsidiaries, that information does not need to be included in the statement referred to in Article S7.3.

## PART S8 – AUDITORS AND AUDIT COMMITTEES

**Application**

**S8.1** Articles S8.2 and S8.3 do not apply to the Company if section 210 of the *Business Corporations Act* applies to the Company.

**Notice required to change auditor**

**S8.2** The management of the Company must not, unless notice is contained in its information circular required by Articles S4.1 and S4.2, propose at any annual general meeting the appointment of an auditor other than the appointment of the incumbent auditor.

**Notice of proposed change**

**S8.3** If the information circular contains the notice referred to in Article S8.2,

(a) the Company, not less than 14 days before the sending of the notice of the meeting, must give to the incumbent auditor written notice of the intention of management not to recommend the auditor's reappointment at the annual general meeting, specifying in it the date on which the notice of the meeting is proposed to be sent, and

(b) the incumbent auditor has the right to make to the Company, not less than 3 days before the sending of the information circular, representations in writing respecting the proposal not to reappoint the incumbent as auditor, and the Company, at its expense, must forward with the notice of the meeting a copy of those representations to every shareholder entitled to receive notice of the meeting.

**Directors must appoint audit committee**

**S8.4** The company must form an audit committee and sections 224 to 226 of the *Business Corporations Act* apply.

BC0585385

SEC MAIL PROCESSING
RECEIVED
APR 3 0 2007
WASH. D.C. 186 SECTION

Effective as of Nov. 1, 2004

# PROVINCE OF BRITISH COLUMBIA

*BUSINESS CORPORATIONS ACT*

# ARTICLES
# OF
# POLARIS MINERALS CORPORATION

RECEIVED
2007 MAY -2 A 3:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Fasken Martineau DuMoulin LLP
Barristers & Solicitors
Canada

TABLE OF CONTENTS

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**PROVINCE OF BRITISH COLUMBIA**

***BUSINESS CORPORATIONS ACT***

**ARTICLES**
**OF**

**POLARIS MINERALS POLARIS**
**(the "Company")**

**PART 1**
**INTERPRETATION**

**1.1 Definitions.** Without limiting Article 1.2, in these articles, unless the context requires otherwise:

"adjourned meeting" means the meeting to which a meeting is adjourned under Article 11.8 or 11.12;

"board", "board of directors" and "directors" mean the directors or sole director of the Company for the time being and include a committee or other delegate, direct or indirect, of the directors or director;

"*Business Corporations Act*" means the *Business Corporations Act*, S.B.C. 2002, c.57 as amended, restated or replaced from time to time, and includes its regulations;

"*Interpretation Act*" means the *Interpretation Act*, R.S.B.C. 1996, c. 238, as amended, restated or replaced from time to time, and includes its regulations;

"legal personal representative" means the personal or other legal representative of the shareholder;

"seal" means the seal of the Company, if any.

**1.2** ***Business Corporations Act* Definitions Apply.** The definitions in the *Business Corporations Act* apply to these articles.

**1.3** ***Interpretation Act* Applies.** The *Interpretation Act* applies to the interpretation of these articles as if these articles were an enactment.

**1.4 Conflict in Definitions.** If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these articles.

**1.5 Conflict Between Articles and Legislation.** If there is a conflict between these articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

**PART 2**
**SHARES AND SHARE CERTIFICATES**

**2.1 Authorized Share Structure.** The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

**2.2 Form of Share Certificate.** Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act*.

**2.3 Right to Share Certificate or Acknowledgement.** Each shareholder is entitled, without charge, to:

(a) one certificate representing the share or shares of each class or series of shares registered in the shareholder's name; or

(b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate,

provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgement and delivery of a share certificate or acknowledgment for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all. The Company may refuse to register more than three persons as joint holders of a share.

2.4 **Sending of Share Certificate.** Any share certificate or non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate to which a shareholder is entitled may be sent to the shareholder by mail at the shareholders' registered address, and neither the Company nor any agent is liable for any loss to the shareholder because the share certificate or acknowledgment sent is lost in the mail or stolen.

2.5 **Replacement of Worn Out or Defaced Certificate.** If the board of directors, or any officer or agent designated by the directors, is satisfied that a share certificate is worn out or defaced, they must, on production to them of the certificate and on such other terms, if any, as they think fit,

(a) order the certificate to be cancelled; and

(b) issue a replacement share certificate.

2.6 **Replacement of Lost, Stolen or Destroyed Certificate.** If a share certificate is lost, stolen or destroyed, a replacement share certificate must be issued to the person entitled to that certificate if the board of directors, or any officer or agent designated by the directors, receives:

(a) proof satisfactory to them that the certificate is lost, stolen or destroyed; and

(b) any indemnity the board of directors, or any officer or agent designated by the directors, considers adequate.

2.7 **Splitting Share Certificates.** If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company must cancel the surrendered certificate and issue replacement share certificates in accordance with that request. The Company may refuse to issue a certificate with respect to a fraction of a share.

2.8 **Certificate Fee.** There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the *Business Corporations Act*, determined by the directors.

2.9 **Recognition of Trusts.** Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

## PART 3
## ISSUE OF SHARES

3.1 **Directors Authorized to Issue Shares.** Subject to the *Business Corporations Act* and the rights of the holders of issued shares of the Company, the directors may issue, allot, sell or otherwise dispose of the unissued shares, and previously issued shares that are subject to reissuance or held by the Company, whether with par value or without par value, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares may be issued) that the directors, in their absolute discretion, may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 **Commissions and Discounts.** The directors may, at any time, authorize the Company to pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 **Brokerage.** The directors may authorize the Company to pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 **Conditions of Issue.** Except as provided for by the *Business Corporations Act*, no share may be issued until it is fully paid. A share is fully paid when:

(a) consideration is provided to the Company for the issue of the share by one or more of the following:

(i) past services performed for the Company;

(ii) property; or

(iii) money; and

(b) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5 **Warrants, Options and Rights.** Subject to the *Business Corporations Act*, the Company may issue warrants, options and rights upon such terms and conditions as the directors determine, which warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

3.6 **Fractional Shares.** A person holding a fractional share does not have, in relation to the fractional share, the rights of a shareholder in proportion to the fraction of the share held.

## PART 4
## SHARE REGISTERS

4.1 **Central Securities Register.** As required by and subject to the *Business Corporations Act*, the Company must maintain in British Columbia a central securities register.

4.2 **Branch Registers.** In addition to the central securities register, Company may maintain branch securities registers.

4.3 **Appointment of Agents.** The directors may, subject to the *Business Corporations Act*, appoint an agent to maintain the central securities register and any branch securities registers. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.4 **Closing Register.** The Company must not at any time close its central securities register.

## PART 5
## SHARE TRANSFERS

5.1 **Recording or Registering Transfer.** Except to the extent that the *Business Corporations Act* otherwise provides, a transfer of a share of the Company must not be recorded or registered unless:

(a) a duly signed instrument of transfer in respect of the share has been received by the Company;

(b) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(c) if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

5.2 **Form of Instrument of Transfer.** The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3 **Transferor Remains Shareholder.** Except to the extent that the *Business Corporations Act* otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

**5.4 Signing of Instrument of Transfer.** If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer, or, if no number is specified, all the shares represented by share certificates deposited with the instrument of transfer:

(a) in the name of the person named as transferee in that instrument of transfer; or

(b) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the share certificate is deposited for the purpose of having the transfer registered.

**5.5 Enquiry as to Title Not Required.** Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

**5.6 Transfer Fee.** There must be paid to the Company, in relation to the registration of any transfer, the amount determined by the directors.

## PART 6
## TRANSMISSION OF SHARES

**6.1 Legal Personal Representative Recognized on Death.** In the case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

**6.2 Rights of Legal Personal Representative.** The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the *Business Corporations Act* and the directors have been deposited with the Company.

## PART 7
## PURCHASE OF SHARES

**7.1 Company Authorized to Purchase Shares.** Subject to the special rights and restrictions attached to any class or series of shares and the *Business Corporations Act*, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and on the terms specified in such resolution.

**7.2 Purchase When Insolvent.** The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a) the Company is insolvent; or

(b) making the payment or providing the consideration would render the Company insolvent.

**7.3 Sale and Voting of Purchased Shares.** If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a) is not entitled to vote the share at a meeting of its shareholders;

(b) must not pay a dividend in respect of the share; and

(c) must not make any other distribution in respect of the share.

## PART 8
## BORROWING POWERS

**8.1 Powers of Directors.** The Company, if authorized by the directors, may from time to time:

(a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person;

(c) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d) mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future undertaking of the Company.

**8.2 Terms of Debt Instruments.** Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges on the redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of directors or otherwise, and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder, all as the directors may determine.

**8.3 Delegation by Directors.** For greater certainty, the powers of the directors under this Part 8 may be exercised by a committee or other delegate, direct or indirect, of the board authorized to exercise such powers.

## PART 9
## ALTERATIONS

**9.1 Alteration of Authorized Share Structure.** Subject to Article 9.2 and the *Business Corporations Act*, the Company may by special resolution:

(a) create one or more classes or series of shares or, if none of the shares of a class or series of shares is allotted or issued, eliminate that class or series of shares;

(b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d) if the Company is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares is allotted or issued, increase the par value of those shares;

(e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f) alter the identifying name of any of its shares; or

(g) otherwise alter its shares or authorized share structure when required or permitted to do so by the *Business Corporations Act*.

**9.2 Special Rights and Restrictions.** Subject to the *Business Corporations Act*, the Company may by special resolution:

(a) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

**9.3 Change of Name.** The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name.

**9.4 Alterations to Articles.** If the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

**9.5 Alterations to Notice of Articles.** If the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may be special resolution alter its Notice of Articles.

## PART 10
## MEETINGS OF SHAREHOLDERS

**10.1 Annual General Meetings.** Unless an annual general meeting is deferred or waived in accordance with the *Business Corporations Act*, the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such date, time and location as may be determined by the directors.

**10.2 Resolution Instead of Annual General Meeting.** If all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the *Business Corporations Act* to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

**10.3 Calling of Shareholder Meetings.** The directors may, whenever they think fit, call a meeting of shareholders.

**10.4 Location of Shareholder Meetings.** The directors may, by directors' resolution, approve a location outside of British Columbia for the holding of a meeting of shareholders.

**10.5 Notice for Meetings of Shareholders.** The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a) if and for so long as the Company is a public company, 21 days; and

(b) otherwise, 10 days.

**10.6 Record Date for Notice.** The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a) if and for so long as the Company is a public company, 21 days; and

(b) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

**10.7 Record Date for Voting.** The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

**10.8 Failure to Give Notice and Waiver of Notice.** The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

**10.9 Notice of Special Business at Meetings of Shareholders.** If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(a) state the general nature of the special business; and

(b) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

## PART 11
## PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

**11.1 Special Business.** At a meeting of shareholders, the following business is special business:

(a) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b) at an annual general meeting, all business is special business except for the following:

(i) business relating to the conduct of, or voting at, the meeting;

(ii) consideration of any financial statements of the Company presented to the meeting;

(iii) consideration of any reports of the directors or auditor;

(iv) the setting or changing of the number of directors;

(v) the election or appointment of directors;

(vi) the appointment of an auditor;

(vii) the setting of the remuneration of an auditor;

(viii) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and

(ix) any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

**11.2 Special Majority.** The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

**11.3 Quorum.** Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 10% of the issued shares entitled to be voted at the meeting.

**11.4 One Shareholder May Constitute Quorum.** If there is only one shareholder entitled to vote at a meeting of shareholders,

(a) the quorum is one person who is, or who represents by proxy, that shareholder; and

(b) that shareholder, present in person or by proxy, may constitute the meeting.

**11.5 Meetings by Telephone or Other Communications Medium.** A shareholder or proxy holder who is entitled to participate in, including vote at, a meeting of shareholders may participate in person or by telephone or other communications medium if all shareholders and proxy holders participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A shareholder who participates in a meeting in a manner contemplated by this Article 11.5 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner. Nothing in this Article 11.5 obligates a company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders.

**11.6 Other Persons May Attend.** The directors, the senior officers, any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.

**11.7 Requirement of Quorum.** No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting.

**11.8 Lack of Quorum.** If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a) in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved; and

(b) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place, or at such other date, time or location as the chair specifies on the adjournment.

**11.9 Lack of Quorum at Succeeding Meeting.** If, at the meeting to which the first meeting referred to in Article 11.8(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

**11.10 Chair.** The following individual is entitled to preside as chair at a meeting of shareholders:

(a) the chair of the board, if any; and

(b) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

**11.11 Selection of Alternate Chair.** If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

**11.12 Adjournments.** The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

**11.13 Notice of Adjourned Meeting.** It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

**11.14 Decisions by Show of Hands or Poll.** Subject to the *Business Corporations Act*, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote

by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

**11.15 Declaration of Result.** The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.14, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

**11.16 Motion Need Not Be Seconded.** No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

**11.17 Casting Vote.** In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

**11.18 Manner of Taking a Poll.** Subject to Article 11.19, if a poll is duly demanded at a meeting of shareholders:

(a) the poll must be taken:

(i) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii) in the manner, at the time and at the place that the chair of the meeting directs;

(b) the result of the poll is deemed to be a resolution of and passed at the meeting at which the poll is demanded; and

(c) the demand for the poll may be withdrawn by the person who demanded it.

**11.19 Demand for a Poll on Adjournment.** A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

**11.20 Chair Must Resolve Dispute.** In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

**11.21 Casting of Votes.** On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

**11.22 Demand for Poll.** No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

**11.23 Demand for a Poll Not to Prevent Continuation of Meeting.** The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

**11.24 Retention of Ballots and Proxies.** The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during statutory business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

## PART 12
## VOTES OF SHAREHOLDERS

**12.1 Number of Votes by Shareholder or by Shares.** Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint registered holders of shares under Article 12.3:

(a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote at the meeting has one vote, and

(b) on a poll, every shareholder entitled to vote has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

**12.2 Votes of Persons in Representative Capacity.** A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is the legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

**12.3 Votes by Joint Shareholders.** If there are joint shareholders registered in respect of any share:

(a) any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it, or

(b) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, than only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

**12.4 Legal Personal Representatives as Joint Shareholders.** Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

**12.5 Representative of a Corporate Shareholder.** If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a) for that purpose, the instrument appointing a representative must:

(i) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt or proxies or, if no number is specified, two days before the day set for the holding of the meeting; or

(ii) be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting; and

(b) if a representative is appointed under this Article 12.5:

(i) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

**12.6 Production of Evidence of Authority to Vote.** The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

## PART 13
## DIRECTORS

**13.1 Number of Directors.** The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(a) if the Company is a public company, the greater of three and the most recently set of:

(i) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii) the number of directors set under Article 14.4;

(b) if the Company is not a public company, the most recently set of:

(i) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii) the number of directors set under Article 14.4.

13.2 **Change in Number of Directors.** If the number of directors is set under Articles 13.1(a)(i) or 13.1(b)(i):

(a) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3 **Directors' Acts Valid Despite Vacancy.** An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4 **Qualifications of Directors.** A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

13.5 **Remuneration of Directors.** The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be approved by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6 **Reimbursement of Expenses of Directors.** The Company must reimburse each director for the reasonable expenses that he or she may incur in his or her capacity as director in and about the business of the Company.

13.7 **Special Remuneration for Directors.** If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8 **Gratuity, Pension or Allowance on Retirement of Director.** Unless otherwise determined by ordinary resolution, the directors may authorize the Company to pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

## PART 14
## ELECTION AND REMOVAL OF DIRECTORS

14.1 **Election at Annual General Meeting.** At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(a) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

14.2 **Consent to be a Director.** No election or appointment of an individual as a director is valid unless:

(a) that individual consents to be a director in the manner provided for in the *Business Corporations Act*; or

(b) that individual is elected at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

**14.3 Failure to Elect or Appoint Directors.** If:

(a) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(b) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c) the date on which his or her successor is elected or appointed; and

(d) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

**14.4 Places of Retiring Directors Not Filled.** If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

**14.5 Directors May Fill Casual Vacancies.** Any casual vacancy occurring in the board of directors may be filled by the directors.

**14.6 Remaining Directors Power to Act.** The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the *Business Corporations Act*, for any other purpose.

**14.7 Shareholders May Fill Vacancies.** If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

**14.8 Additional Directors.** Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8. Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(a), but is eligible for re-election or re-appointment.

**14.9 Ceasing to be a Director.** A director ceases to be a director when:

(a) the term of office of the director expires;

(b) the director dies;

(c) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d) the director is removed from office pursuant to Articles 14.10 or 14.11.

**14.10 Removal of Director by Shareholders.** The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy

contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

**14.11 Removal of Director by Directors.** The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

## PART 15
## POWERS AND DUTIES OF DIRECTORS

**15.1 Powers of Management.** The directors must, subject to the *Business Corporations Act* and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the *Business Corporations Act* or by these Articles, required to be exercised by the shareholders of the Company.

**15.2 Appointment of Attorney of Company.** The directors exclusively may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

## PART 16
## DISCLOSURE OF INTEREST OF DIRECTORS

**16.1 Obligation to Account for Profits.** A director or senior officer who holds a disclosable interest (as that term is used in the *Business Corporations Act*) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the *Business Corporations Act*.

**16.2 Restrictions on Voting by Reason of Interest.** A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

**16.3 Interested Director Counted in Quorum.** A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

**16.4 Disclosure of Conflict of Interest or Property.** A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the *Business Corporations Act*.

**16.5 Director Holding Other Office in the Company.** A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

**16.6 No Disqualification.** No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

**16.7 Professional Services by Director or Officer.** Subject to the *Business Corporations Act*, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

**16.8 Director or Officer in Other Corporations.** A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the *Business Corporations Act*, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

## PART 17
## PROCEEDINGS OF DIRECTORS

**17.1 Meetings of Directors.** The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the board held at regular intervals may be held at the place, at the time and on the notice, if any, that the board may by resolution from time to time determine.

**17.2 Voting at Meetings.** Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

**17.3 Chair of Meetings.** Meetings of directors are to be chaired by:

(a) the chair of the board, if any;

(b) in the absence of the chair of the board, the president, if any, if the president is a director; or

(c) any other director chosen by the directors if:

(i) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(ii) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(iii) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

**17.4 Meetings by Telephone or Other Communications Medium.** A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone or other communications medium if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Article 17.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

**17.5 Calling of Meetings.** A director may, and the secretary or an assistant secretary, if any, on the request of a director must, call a meeting of the directors at any time.

**17.6 Notice of Meetings.** Other than for meetings held at regular intervals as determined by the directors pursuant to Article 17.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 23.1 or orally or by telephone.

**17.7 When Notice Not Required.** It is not necessary to give notice of a meeting of the directors to a director if:

(a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed or is the meeting of the directors at which that director is appointed; or

(b) the director has waived notice of the meeting.

**17.8 Meeting Valid Despite Failure to Give Notice.** The accidental omission to give notice of any meeting of directors to any director, or the non-receipt of any notice by any director, does not invalidate any proceedings at that meeting.

**17.9 Waiver of Notice of Meetings.** Any director may file with the Company a document signed by the director waiving notice of any past, present or future meeting of the directors and may at any time withdraw that waiver with respect to meetings of the directors held after that withdrawal. After sending a waiver with respect to all future meetings of the directors, and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.

**17.10 Quorum.** The quorum necessary for the transaction of the business of the directors is set at a majority of the directors.

**17.11 Validity of Acts Where Appointment Defective.** Subject to the *Business Corporations Act*, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

**17.12 Consent Resolutions in Writing.** A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or, if no date is stated in the resolution, on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 17.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the *Business Corporations Act* and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

## PART 18
## EXECUTIVE AND OTHER COMMITTEES

**18.1 Appointment and Powers of Executive Committee.** The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(a) the power to fill vacancies in the board of directors;

(b) the power to remove a director;

(c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

**18.2 Appointment and Powers of Other Committees.** The directors may, by resolution,

(a) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b) delegate to a committee appointed under paragraph (a) any of the directors' powers, except:

(i) the power to fill vacancies in the board of directors;

(ii) the power to remove a director;

(iii) the power to change the membership of, or fill vacancies in, any committee of the board, and

(iv) the power to appoint or remove officers appointed by the board; and

(c) make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution.

**18.3 Obligations of Committee.** Any committee appointed under Articles 18.1 or 18.2, in the exercise of the powers delegated to it, must

(a) conform to any rules that may from time to time be imposed on it by the directors; and

(b) report every act or thing done in exercise of those powers as the directors may require.

**18.4 Powers of Board.** The directors may, at any time, with respect to a committee appointed under Articles 18.1 or 18.2:

(a) revoke or alter the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation, alteration or overriding;

(b) terminate the appointment of, or change the membership of, a committee; and

(c) fill vacancies on a committee.

**18.5 Committee Meetings.** Subject to Article 18.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 18.1 or 18.2:

(a) the committee may meet and adjourn as it thinks proper;

(b) the committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c) a majority of the members of a directors' committee constitutes a quorum of the committee; and

(d) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting has no second or casting vote.

## PART 19
## OFFICERS

**19.1 Appointment of Officers.** The directors may, from time to time, appoint such officers, if any, as the directors determine, and the directors may, at any time, terminate any such appointment.

**19.2 Functions, Duties and Powers of Officers.** The directors may, for each officer:

(a) determine the functions and duties of the officer;

(b) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

**19.3 Qualifications.** No officer may be appointed unless that officer is qualified in accordance with the *Business Corporations Act*. One person may hold more than one position as an officer of the Company. Any officer need not be a director.

**19.4 Remuneration.** All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

## PART 20
## INDEMNIFICATION

**20.1 Definitions.** In this Part 20:

(a) "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(b) "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director, senior officer or former senior officer or any of the heirs and legal personal representatives of a director, former director, senior officer or former senior officer, by reason of being or having been a director or senior officer:

(i) is or may be joined as a party; or

(ii) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(c) "expenses" has the meaning set out in the *Business Corporations Act*.

**20.2 Mandatory Indemnification of Directors and Former Directors and Senior Officers and Former Senior Officers.** Subject to the *Business Corporations Act*, the Company must indemnify and advance expenses of a director or former director or senior officer or former senior officer of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and senior officer is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 20.2.

**20.3 Indemnification of Other Persons.** Subject to any restrictions in the *Business Corporations Act*, the Company may indemnify any person.

**20.4 Non-Compliance with *Business Corporations Act*.** The failure of a director or senior officer of the Company to comply with the *Business Corporations Act* or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

**20.5 Company May Purchase Insurance.** The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a) is or was a director, officer, employee or agent of the Company;

(b) is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c) at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d) at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.

## PART 21
## DIVIDENDS

**21.1 Payment of Dividends Subject to Special Rights.** The provisions of this Part 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

**21.2 Declaration of Dividends.** Subject to the *Business Corporations Act*, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

**21.3 No Notice Required.** The directors need not give notice to any shareholder of any declaration under Article 21.2.

**21.4 Record Date.** The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

**21.5 Manner of Paying Dividend.** A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid up shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

**21.6 Settlement of Difficulties.** If any difficulty arises in regard to a distribution under Article 21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a) set the value for distribution of specific assets;

(b) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c) vest any such specific assets in trustees for the persons entitled to the dividend.

21.7 **When Dividend Payable.** Any dividend may be made payable on such date as is fixed by the directors.

21.8 **Dividends to be Paid in Accordance with Number of Shares.** All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

21.9 **Receipt by Joint Shareholders.** If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

21.10 **Dividend Bears No Interest.** No dividend bears interest against the Company.

21.11 **Fractional Dividends.** If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

21.12 **Payment of Dividends.** Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

21.13 **Capitalization of Surplus.** Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

## PART 22
## DOCUMENTS, RECORDS AND REPORTS

22.1 **Recording of Financial Affairs.** The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the provisions of the *Business Corporations Act*.

22.2 **Inspection of Accounting Records.** Unless the directors determine otherwise, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

22.3 **Remuneration of Auditors.** The remuneration of the auditors, of any, shall be set by the directors regardless of whether the auditor is appointed by the shareholders, by the directors or otherwise. For greater certainty, the directors may delegate to the audit committee or other committee the power to set the remuneration of the auditors.

## PART 23
## NOTICES

23.1 **Method of Giving Notice.** Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a) mail addressed to the person at the applicable address for that person as follows:

(i) for a record mailed to a shareholder, the shareholder's registered address;

(ii) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the mailing address of the intended recipient;

(b) delivery at the applicable address for that person as follows, addressed to the person:

(i) for a record delivered to a shareholder, the shareholder's registered address;

(ii) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the delivery address of the intended recipient;

(c) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class; or

(e) physical delivery to the intended recipient.

**23.2 Deemed Receipt.** A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing. Any notice given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the business day during which such normal business hours next occur if not given during such hours on any day.

**23.3 Certificate of Sending.** A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 23.1, prepaid and mailed or otherwise sent as permitted by Article 23.1 is conclusive evidence of that fact.

**23.4 Notice to Joint Shareholders.** A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

**23.5 Notice to Trustees.** A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a) mailing the record, addressed to them:

(i) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b) if an address referred to in paragraph (a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

## PART 24
## SEAL

**24.1 Who May Attest Seal.** Except as provided in Articles 24.2 and 24.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signature or signatures of:

(a) any two directors;

(b) any officer, together with any director;

(c) if the Company only has one director, that director; or

(d) any one or more directors or officers or persons as may be determined by resolution of the directors.

**24.2 Sealing Copies.** For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 24.1, the impression of the seal may be attested by the signature of any director or officer.

**24.3 Mechanical Reproduction of Seal.** The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the *Business Corporations Act* or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

## PART 25
## STATUTORY REPORTING COMPANY PROVISIONS

**25.1 Incorporation by Reference.** The Statutory Reporting Company Provisions set forth in Appendix A to these articles are hereby incorporated into and form part of these articles.

## APPENDIX A – STATUTORY REPORTING COMPANY PROVISIONS

## PART S1
## INTERPRETATION

**S1.1 Definitions.** Without limiting any other provision of the Company's articles, in these Statutory Reporting Company Provisions:

"*Business Corporations Act*" means the *Business Corporations Act*, S.B.C. 2002, c. 57;

"*Company Act*, 1996" means the *Company Act*, R.S.B.C. 1996, c. 62;

"**deliver**", with reference to a notice or other document, includes mail to or leave with a person, or deposit in a person's mailbox or receptacle at the person's residence or place of business;

"**form of proxy**" means a record that, on completion and signing by or on behalf of a shareholder, becomes a proxy;

"*Interpretation Act*" means *Interpretation Act*, R.S.B.C. 1996, c. 238;

"**registrant**" means a person registered or required to be registered in any jurisdiction to trade in securities, but does not include a trustee with respect to shares held under a trust instrument that regulates the manner in which those shares are to be voted;

"**solicit**" and "**solicitation**" include

(a) each request for a proxy, whether or not accompanied by or included in a form of proxy,

(b) each request to sign or not sign a form of proxy, or to revoke a proxy,

(c) the sending of a form of proxy or other communication to a shareholder under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy, and

(d) the sending or delivery of a form of proxy to a shareholder under Article S3.2,

but do not include

(e) the sending of a form of proxy to a shareholder in response to an unsolicited request made by that shareholder or on that shareholder's behalf, or

(f) the performance by any person of professional services on behalf of a person soliciting a proxy.

**S1.2 Application of Business Corporations Act and Interpretation Act.** Without limiting any other provision of the Company's articles,

(a) the definitions in the *Business Corporations Act* apply to Parts S1 to S8,

(b) the *Interpretation Act* applies to the interpretation of Parts S1 to S8 as if those Parts were an enactment, and

(c) if there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the Interpretation Act relating to a term used in Parts S1 to 58, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in those Parts.

## PART S2
## REGISTRANTS

**S2.1 Shares in name of registrant.** If a share of the Company is registered in the name of a registrant or the registrant's nominee but is not beneficially owned by the registrant, the share must not be voted at a meeting of shareholders unless the registrant promptly sends to the beneficial owner of the share, at no expense to that beneficial owner,

(a) a copy of the notice of the meeting, financial statements, all information circulars and any other records, other than the forms of proxy, sent to shareholders for use in connection with the meeting, and

(b) a written request for voting instructions from the beneficial owner stating that if voting instructions are not received at least 24 hours, not including Saturdays and holidays, before the expiry of the time within which proxies may be delivered to the Company or its agent as specified by the notice calling the meeting the registrant may, in the registrant's discretion, vote the shares or appoint a proxy holder to vote the shares at the meeting.

S2.2 **Registrant must know beneficial owner before voting.** A registrant must not vote or appoint a proxy holder to vote shares registered in the registrant's name or in the name of the registrant's nominee if the registrant does not know the beneficial owner of the shares.

S2.3 **Records must be provided to registrant.** The person by whom, or on whose behalf, a solicitation is made must, at the request of a registrant, promptly provide to the registrant, at the expense of that person, the necessary number of copies of the records referred to in Article S2.1(a).

S2.4 **Registrant must follow instructions.** A registrant must vote, or appoint a proxy holder to vote, any shares referred to in Article S2.1 in accordance with written instructions received from the beneficial owner.

S2.5 **Limitation.** Nothing in this Part gives a registrant the right to vote shares that the registrant is otherwise prohibited from voting.

## PART S3
## PROXIES

S3.1 **Any person may be appointed as proxy.** A shareholder entitled to vote at a meeting of shareholders, including a shareholder that is a corporation, may, by proxy, appoint a proxy holder, who need not be a shareholder, as the shareholder's nominee to attend and act at the meeting in the manner, to the extent and with the power conferred by the proxy.

S3.2 **Mandatory solicitation of proxies.** Subject to any exemption granted under section 155 of the *Company Act*, 1996. the management of the Company must, concurrently with or before sending notice of a meeting of shareholders, send to each of the shareholders entitled to vote at the meeting a form of proxy that complies with Article S4.4 for use at that meeting.

S3.3 **Role of proxy.** A proxy holder has the same rights as the shareholder who appointed the proxy holder to speak at the meeting but, unless any other article provides otherwise, the proxy holder is not entitled, except on a poll, to vote the shares represented by the proxy.

S3.4 **Proxy must be signed and dated.** A proxy must

(a) be signed by

(i) the appointing shareholder,

(ii) an attorney authorized in writing by the appointing shareholder, or

(iii) if the appointing shareholder is a corporation, an authorized director, officer or attorney of the corporation,

(b) include the date on which the proxy is signed, and

(c) include the name of the proxy holder.

S3.5 **When proxy ceases to be valid.** A proxy ceases to be valid one year after its date.

S3.6 **Form of proxy.** The form of proxy must,

(a) if solicited by or on behalf of the management of the Company, contain space for a shareholder to appoint alternate proxy holders, and

(b) comply with the requirements of Article S4.4, if applicable, and the other provisions of the Company's articles.

**S3.7 Alternate proxy holders.** A shareholder may appoint an alternate proxy holder to act in the place and stead of an absent proxy holder.

**S3.8 Revocation of proxy.** A proxy may be revoked in any manner provided by law including by a written instrument that is

(a) signed by

(i) the appointing shareholder,

(ii) an attorney authorized in writing by the appointing shareholder, or

(iii) if the appointing shareholder is a corporation, an authorized director, officer or attorney of the corporation, and

(b) delivered to

(i) the delivery address of the registered office of the Company on or before the last business day preceding the date of the meeting, or any adjournment of it, at which the proxy is to be used, or

(ii) the chair of the meeting on the date of the meeting or any adjournment of it before the taking of any vote in respect of which the proxy is to be used.

**S3.9 Directors may set time by which proxies must be received.** Subject to Article S3.10, the directors may set a time before which proxies to be used at a meeting, or any adjournment of it, must be received by time Company or its agents.

**S3.10 Limitations on Article S39.** A time set under Article S3.9

(a) must not be more than 48 hours, not including Saturdays and holidays, before the meeting or adjourned meeting at which the proxy is to be used, and

(b) must be specified in the notice calling the meeting or in the information circular relating to the meeting.

## PART S4
## INFORMATION CIRCULARS AND PROXIES

**S4.1 Information circular required for solicitations.** Subject to any exemption granted under section 155 of the *Company Act*, 1996, a person must not solicit proxies to vote shares of the Company unless,

(a) in the case of a solicitation by or on behalf of the management of the Company, an information circular, either as an appendix to or as a separate record accompanying the notice of the meeting, is sent to each of the shareholders of the Company whose proxy is solicited, or

(b) in the case of any other solicitation, the person making the solicitation, concurrently with or before it, sends an information circular to each of the shareholders of the Company whose proxy is solicited.

**S4.2 Certain solicitations excepted.** Article S4.1 does not apply to

(a) a solicitation that is not by or on behalf of the management of the Company, if the total number of shareholders whose proxies are solicited is not more than 15,

(b) a solicitation made under Article S2.1, or

(c) a Solicitation made by a person in respect of shares of which the person is the beneficial owner.

**S4.3 Information to be included in information circular.** If shareholders who, in the aggregate, hold shares carrying, in the aggregate, at least 1/10 of the voting rights that may be exercised in an election or appointment of directors at a general meeting deliver to the delivery address of the registered office of the Company, at least 35 days before the date of the

meeting, a nomination for a director and the information as to the nominee required to be provided in an information circular under Article S4.4, the Company must, at its expense, reproduce and distribute the information received as a separate part of any information circular of management sent under Article 54.1 (a).

**S4.4 Form of proxy and information circular when proxies solicited.** If Article S3.2, S4.1 or S4.3 applies,

(a) the form of proxy sent to a shareholder by the person soliciting proxies must

(i) indicate in bold face type, or other conspicuous manner, whether or not the proxy is solicited by or on behalf of the management of the Company,

(ii) provide a specifically designated blank space for dating the form of proxy, and

(iii) subject to paragraph (e) of this article, provide a method for the shareholder whose proxy is solicited to specify that the shares registered in the shareholder's name must be voted by the proxy holder in favour of, or against, in accordance with the choice of the shareholder, every matter or group of related matters identified in it or in the information circular as intended to be acted on, other than the election or appointment of directors and the appointment of auditors,

(b) a proxy may confer discretionary authority with respect to matters as to which a choice, contemplated by paragraph (a)(iii), is not specified, if the form of proxy or the information circular states in bold face type or other conspicuous manner how it is intended to vote the shares represented by the proxy in each case,

(c) a proxy may confer discretionary authority with respect to

(i) amendments or variations to matters identified in the notice of meeting, or

(ii) other matters that may properly come before the meeting, but only if

(iii) the person by whom, or on whose behalf, a solicitation is made is not made aware, a reasonable time before the time the solicitation is made, that those amendments, variations or other matters are to be presented for action at the meeting, and

(iv) a specific statement is made in the information circular or in the form of proxy that the proxy is conferring that discretionary authority,

(d) a proxy must not confer authority to vote

(i) for the election or appointment of an individual as a director of the Company unless an individual has been nominated in good faith as a director and is named in an information circular sent to the shareholders, or

(ii) at a meeting other than the meeting specified in the notice of meeting or any adjournment of that meeting,

(e) if an information circular contains the names of nominees for election or appointment as directors or the name of a nominee for appointment as auditor,

(i) the form of proxy accompanying the information circular must provide a method for the shareholder whose proxy is solicited to specify that the shares registered in that shareholder's name must or must not be voted by the proxy holder for the nominees, or for those of the nominees that the shareholder may specify, and

(ii) if, for any reason, the instructions of the shareholder whose proxy is solicited are uncertain as they relate to the election or appointment of directors, the proxy holder must not vote the shares of that shareholder for any director,

(f) an information circular or form of proxy must state that, if the instructions are certain,

(i) the shares represented by the proxy will be voted on any poll, and

(ii) if the shareholder whose proxy is solicited specifies a choice with respect to any matter to be acted on, the shares will be voted on any poll in accordance with the specifications so made,

(g) an information circular or form of proxy must

(i) indicate in bold face type, or other conspicuous manner, that the shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the meeting, other than the person, if any, designated in the form of proxy, and

(ii) contain instructions as to the manner in which the shareholder may exercise the right referred to in subparagraph (i), and

(h) if the form of proxy contains a designation of a named person as proxy holder, a method must be provided by which the shareholder may designate, in a form of proxy, some other person as the shareholder's proxy holder for the purpose of Article S3.1.

## PART S5
## FINANCIAL STATEMENTS

### Division 1 - Comparative Financial Statements

**S5.1 Comparative financial statement.** Without limiting any other requirement relating to financial statements that is imposed on or is otherwise applicable to the Company or its directors under this Part or the *Business Corporations Act*, the directors of the Company must ensure that each of its financial statements produced and published on or before an annual reference date under Part 6 of the *Business Corporations Act* is prepared as a comparative financial statement relating separately to

(a) the period that began on the date of incorporation and ended as of the close of the Company's first financial year or, if it has completed a financial year, the latest completed financial year, as the case may be, the statement to be made up to a date not more than 6 months before the annual reference date, and

(b) the period, if any, that is the financial year next preceding the latest completed financial year.

**S5.2 Components of comparative financial statement.** A comparative financial statement required under Article S5.1 must be made up of

(a) an income statement,

(b) a statement of retained earnings,

(c) a cash flow statement, and

(d) a balance sheet as at the end of each period.

**S5.3 Cash flow statement may be omitted.** Despite Article S5.2(c), the cash flow statement may be omitted if the reason for the omission is set out in the financial statement.

**S5.4 No special designations required.** The statements referred to in Article S5.2 need not be designated as an income statement, statement of retained earnings, cash flow statement or balance sheet.

**S5.5 Period to which comparative financial statement is to relate.** Despite Article S5.1, each comparative financial statement referred to in Article S5.1 may relate only to a period ending not more than 6 months before the applicable annual reference date, if the reason for the omission of the statement in respect of the period covered by the previous financial statement is set out in the financial statement to be produced and published before that annual reference date.

**S5.6 Auditors report on comparative financial statement.** The auditor making any report required under section 212(1)(a) of the *Business Corporations Act* in relation to a comparative financial statement referred to in Article S5.1 need not report on any part of that financial statement that relates to the earlier of the 2 financial periods reported on in that financial statement

**S5.7 Company must distribute comparative financial statement and report to shareholders.** At least 10 days before each annual reference date, the Company must send to each shareholder and to the auditor, if any,

(a) a copy of the comparative financial statement referred to in Article S5.1 that the directors are required under Article S5.1 to produce and publish on or before that annual reference date, and

(b) unless the Company has resolved under section 203(2) of the *Business Corporations Act* to waive the appointment of an auditor, the report of the auditor required under section 212(1)(a) of the *Business Corporations Act* on that financial statement.

**S5.8 Company must distribute comparative financial statement and report to debentureholders.** On demand by a qualifying debentureholder of the Company, the Company must send the qualifying debenture holder a copy of the Company's latest comparative financial statement and a copy of any auditor's report on that financial statement.

**Division 2— Comparative Interim Financial Statements**

**S5.9 Comparative interim financial statement.** The directors of the Company must produce a comparative interim financial statement in accordance with Article S5.10 after each financial year.

**S5.10 Contents of comparative interim financial statement.** A comparative interim financial statement must

(a) be produced for

(i) the 6 month period that began immediately after the end of the Company's most recently completed financial year, and

(ii) the comparable 6 month period, if any, in the 12 months immediately preceding the end of that financial year, and

(b) contain

(i) a cash flow statement for each period, and

(ii) sufficient relevant financial information in summary form to present fairly the results of the operations of the Company for each period, including

(A) a statement of sales or gross operating revenue,

(B) extraordinary items of income or expense,

(C) net income before income taxes imposed by any taxing authority,

(D) income taxes imposed by any taxing authority, and

(E) net profit or loss.

**S5.11 Comparative interim financial statement required in addition to other statements.** A comparative interim financial statement required under this Part must be produced in addition to any financial statement that the directors are required to produce under this Part or under Part 6 of the *Business Corporations Act.*

**S5.12 Notes to comparative interim financial statement.** There must be state by way of a note to a comparative interim financial statement,

(a) particulars of any change in accounting principle or practice, or in the method of applying any accounting principle or practice, made during the period covered that affects the comparability of the comparative interim financial statement with the financial statement for the preceding financial year or with the interim financial statement for the comparable 6 month period, and

(b) the effect, if material, of the change on the profit or loss for the period covered by the comparative interim financial statement.

**S5.13 Change in accounting principles or practice.** For the purposes of Article S5.12, a change in accounting principle or practice, or in the method of applying any accounting principle or practice, affects the comparability of a statement with that for the preceding financial year or comparable 6 month period, even though it did not have a material effect on the profit or loss for the period covered by the comparative interim financial statement.

**S5.14 Distribution of comparative interim financial statement.** A comparative interim financial statement must be sent by the Company to each shareholder within 2 months after the end of the 6 month period referred to in Article S5.10(a)(i).

**Division 3 First Interim Financial Statement**

**S5.15 Application.** This Division applies to a company if the company became a reporting company within the meaning of the *Company Act*, 1996 within 6 months after its incorporation under that Act.

**S5.16 First Interim financial statement.** Within 8 months after the Company's date of incorporation,

(a) the directors of the Company must produce an interim financial statement for the 6 month period that began on the date of incorporation, and

(b) the Company must send a copy of the interim financial statement to each shareholder.

**S5.17 Contents of first interim financial statement.** The interim financial statement referred to in Article S5.16 must contain

(a) a cash flow statement, and

(b) sufficient relevant financial information in summary form to present fairly the results of the operations of the Company for the period referred to in Article S5.16(a), including

(i) a statement of sales or gross operating revenue,

(ii) extraordinary items of income or expense,

(iii) net income before income taxes imposed by any taxing authority,

(iv) income taxes imposed by any taxing authority, and

(v) net profit or loss.

**S5.18 Directors may be relieved of obligations.** Directors may be relieved of their obligations under Article S5.16, and for that purpose section 200 of the *Business Corporations Act* applies.

**Division 4 - General**

**S5.19 Preparation of financial statements.** A financial statement required under this Part must be prepared in accordance with the regulations made under the *Business Corporations Act* and, if prepared without audit, must be clearly marked to that effect.

**S5.20 Approval for publication.** Before a financial statement referred to in this Part is published or sent by the Company,

(a) the financial statement must be approved by the directors, and

(b) that approval must be evidenced by the signatures of 2 directors.

**S5.21 Audit information on distribution.** A financial statement referred to in this Part that is sent by the Company to its shareholders or published

(a) must have attached each auditor's report, if any, made on that financial statement, and

(b) must not purport to be audited unless that financial statement has, in fact, been audited and an auditor's report has been made.

**S5.22 Directors may be relieved of obligations.** Directors may be relieved of their obligations under one or both of Articles S5.1 and S5.9, and for that purpose section 200 of the *Business Corporations Act* applies.

## PART S6
## DIRECTORS

**S6.1 Directors and officers.** The Company must have at least 3 directors.

**S6.2 Qualifications of directors and officers.** Subject to Article S6.3, an individual must not become or act as a director or officer of the Company if that individual is a person whose registration in any capacity has been cancelled

(a) under the *Securities Act*, R.S.B.C. 1996, c. 418, by the Securities Commission or the executive director, or

(b) under the *Mortgage Brokers Act*, R.S.B.C. 1996, c. 313, by

(i) the registrar under that Act,

(ii) the Commercial Appeals Commission established under the *Commercial Appeals Commission Act*, R.S.B.C. 1996, c. 54, or

(iii) the Financial Services Tribunal established under the *Financial Institutions Act*, R.S.B.C. 1996, c. 141.

**S6.3 Exception.** Article S6.2 does not apply to prevent an individual from becoming or acting as a Director or officer of the Company if

(a) the individual or body that cancelled the registration orders otherwise, or

(b) 5 years have elapsed since the cancellation of the registration.

## PART S7
## MEETINGS

**S7.1 Notice of meeting to elect directors.** The Company must publish an advance notice of a meeting to elect directors,

(a) if the meeting is to be held in the County of Vancouver, the County of Victoria or the County of Westminster, by publishing the notice in one issue of a daily newspaper published and circulating in the county in which the meeting is to be held,

(b) if the meeting is to be held in British Columbia, but outside the counties referred to in paragraph (a), by publishing the notice in

(i) one issue of a daily newspaper published and circulating in the County of Vancouver, and

(ii) one issue of a daily or weekly newspaper published and circulating in the place where the meeting is to be held, or

(c) if the meeting is to be held outside British Columbia, by publishing the notice in one issue of a daily newspaper published and circulating in the County of Vancouver.

**S7.2 Disclosure of any grounds of disqualification.** A notice of a meeting to elect directors must include, as part of the qualifications to become or continue to act as a director, the grounds on which a person is disqualified from becoming or continuing to act as a director.

**S7.3 Information for annual general meeting.** Subject to this article, the directors of the Company must place before each annual general meeting a statement of

(a) any change in the nature of the business carried on by the Company or its subsidiaries during the most recent complete financial year,

(b) business conditions as they affected the Company, its subsidiaries and the financial results for the past year,

(c) the total capital expenditures and dispositions, without set-off, for the past year, capital expenditures to which the Company is currently committed and the effect of each on production capacity,

(d) any major changes in long or short term financing arrangements which have occurred during the most recent complete financial year or which are contemplated,

(e) the sales volume of the Company, if applicable, expressed in those units of production applicable to the industry,

(f) any material acquisitions made during the last complete financial year,

(g) all new or major projects begun or brought into operation during the most recent complete financial year and their effect on the financial statements of the Company,

(h) the total number of employees at the end of the most recent complete financial year and the total remuneration paid to the employees of the Company for each of the last two complete financial years, and

(i) the general competitive environment in which the Company operates, including any material changes in the pricing of products or the cost of raw materials.

**S7.4 Harmful information need not be disclosed.** If the release of any of the information required in Article S7.3 would be harmful to the business of the Company or its subsidiaries, that information does not need to be included in the statement referred to in Article S7.3.

## PART S8
## AUDITORS AND AUDIT COMMITTEES

**S8.1 Application.** Articles S8.2 and S8.3 do not apply to the Company if section 210 of the *Business Corporations Act* applies to the Company.

**S8.2 Notice required to change auditor.** The management of the Company must not, unless notice is contained in its information circular required by Articles S4.1 and S4.2, propose at any annual general meeting the appointment of an auditor other than the appointment of the incumbent auditor.

**S8.3 Notice of proposed change.** If the information circular Contains the notice referred to in Article S8.2,

(a) the Company, not less than 14 days before the sending of the notice of the meeting, must give to the incumbent auditor written notice of the intention of management not to recommend the auditor's reappointment at the annual general meeting, specifying in it the date on which the notice of the meeting is proposed to be sent, and

(b) the incumbent auditor has the right to make to the Company, not less than 3 days before the sending of the information circular, representations in writing respecting the proposal not to re-appoint the incumbent as auditor, and the Company, at its expense, must forward with the notice of the meeting a copy of those representations to every shareholder entitled to receive notice of the meeting.

**S8.4 Directors must appoint audit committee.** The company must form an audit committee and sections 224 to 226 of the *Business Corporations Act* apply.

BC0585385

RECEIVED EFFECTIVE as of May 16, 2006

SEC MAIL PROCESSING SECTION
RECEIVED
APR 3 0 2007
WASH, D.C.
186

# PROVINCE OF BRITISH COLUMBIA

***BUSINESS CORPORATIONS ACT***

# ARTICLES

# OF

# POLARIS MINERALS CORPORATION

**Fasken Martineau DuMoulin LLP**
**Barristers & Solicitors**
**Canada**

TABLE OF CONTENTS

Page

TABLE OF CONTENTS
(continued)

TABLE OF CONTENTS
(continued)

Page

**EFFECTIVE as of May 16, 2006**

**PROVINCE OF BRITISH COLUMBIA**

***BUSINESS CORPORATIONS ACT***

**ARTICLES**
**OF**

**POLARIS MINERALS POLARIS**
**(the "Company")**

## PART 1
## INTERPRETATION

1.1 **Definitions.** Without limiting Article 1.2, in these articles, unless the context requires otherwise:

"adjourned meeting" means the meeting to which a meeting is adjourned under Article 11.8 or 11.12;

"board", "board of directors" and "directors" mean the directors or sole director of the Company for the time being and include a committee or other delegate, direct or indirect, of the directors or director;

"*Business Corporations Act*" means the *Business Corporations Act*, S.B.C. 2002, c.57 as amended, restated or replaced from time to time, and includes its regulations;

"*Interpretation Act*" means the *Interpretation Act*, R.S.B.C. 1996, c. 238, as amended, restated or replaced from time to time, and includes its regulations;

"legal personal representative" means the personal or other legal representative of the shareholder;

"seal" means the seal of the Company, if any.

1.2 ***Business Corporations Act* Definitions Apply.** The definitions in the *Business Corporations Act* apply to these articles.

1.3 ***Interpretation Act* Applies.** The *Interpretation Act* applies to the interpretation of these articles as if these articles were an enactment.

1.4 **Conflict in Definitions.** If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these articles.

1.5 **Conflict Between Articles and Legislation.** If there is a conflict between these articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

## PART 2
## SHARES AND SHARE CERTIFICATES

2.1 **Authorized Share Structure.** The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2 **Form of Share Certificate.** Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act*.

2.3 **Right to Share Certificate or Acknowledgement.** Each shareholder is entitled, without charge, to:

(a) one certificate representing the share or shares of each class or series of shares registered in the shareholder's name; or

(b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate,

provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgement and delivery of a share certificate or acknowledgment for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all. The Company may refuse to register more than three persons as joint holders of a share.

**2.4 Sending of Share Certificate.** Any share certificate or non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate to which a shareholder is entitled may be sent to the shareholder by mail at the shareholders' registered address, and neither the Company nor any agent is liable for any loss to the shareholder because the share certificate or acknowledgment sent is lost in the mail or stolen.

**2.5 Replacement of Worn Out or Defaced Certificate.** If the board of directors, or any officer or agent designated by the directors, is satisfied that a share certificate is worn out or defaced, they must, on production to them of the certificate and on such other terms, if any, as they think fit,

(a) order the certificate to be cancelled; and

(b) issue a replacement share certificate.

**2.6 Replacement of Lost, Stolen or Destroyed Certificate.** If a share certificate is lost, stolen or destroyed, a replacement share certificate must be issued to the person entitled to that certificate if the board of directors, or any officer or agent designated by the directors, receives:

(a) proof satisfactory to them that the certificate is lost, stolen or destroyed; and

(b) any indemnity the board of directors, or any officer or agent designated by the directors, considers adequate.

**2.7 Splitting Share Certificates.** If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company must cancel the surrendered certificate and issue replacement share certificates in accordance with that request. The Company may refuse to issue a certificate with respect to a fraction of a share.

**2.8 Certificate Fee.** There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the *Business Corporations Act*, determined by the directors.

**2.9 Recognition of Trusts.** Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

## PART 3
## ISSUE OF SHARES

**3.1 Directors Authorized to Issue Shares.** Subject to the *Business Corporations Act* and the rights of the holders of issued shares of the Company, the directors may issue, allot, sell or otherwise dispose of the unissued shares, and previously issued shares that are subject to reissuance or held by the Company, whether with par value or without par value, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares may be issued) that the directors, in their absolute discretion, may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

**3.2 Commissions and Discounts.** The directors may, at any time, authorize the Company to pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase

shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 **Brokerage**. The directors may authorize the Company to pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 **Conditions of Issue**. Except as provided for by the *Business Corporations Act*, no share may be issued until it is fully paid. A share is fully paid when:

(a) consideration is provided to the Company for the issue of the share by one or more of the following:

(i) past services performed for the Company;

(ii) property; or

(iii) money; and

(b) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5 **Warrants, Options and Rights**. Subject to the *Business Corporations Act*, the Company may issue warrants, options and rights upon such terms and conditions as the directors determine, which warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

3.6 **Fractional Shares**. A person holding a fractional share does not have, in relation to the fractional share, the rights of a shareholder in proportion to the fraction of the share held.

## PART 4
## SHARE REGISTERS

4.1 **Central Securities Register**. As required by and subject to the *Business Corporations Act*, the Company must maintain in British Columbia a central securities register.

4.2 **Branch Registers**. In addition to the central securities register, Company may maintain branch securities registers.

4.3 **Appointment of Agents**. The directors may, subject to the *Business Corporations Act*, appoint an agent to maintain the central securities register and any branch securities registers. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.4 **Closing Register**. The Company must not at any time close its central securities register.

## PART 5
## SHARE TRANSFERS

5.1 **Recording or Registering Transfer**. Except to the extent that the *Business Corporations Act* otherwise provides, a transfer of a share of the Company must not be recorded or registered unless:

(a) a duly signed instrument of transfer in respect of the share has been received by the Company;

(b) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(c) if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

**5.2 Form of Instrument of Transfer.** The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

**5.3 Transferor Remains Shareholder.** Except to the extent that the *Business Corporations Act* otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

**5.4 Signing of Instrument of Transfer.** If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer, or, if no number is specified, all the shares represented by share certificates deposited with the instrument of transfer:

(a) in the name of the person named as transferee in that instrument of transfer; or

(b) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the share certificate is deposited for the purpose of having the transfer registered.

**5.5 Enquiry as to Title Not Required.** Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

**5.6 Transfer Fee.** There must be paid to the Company, in relation to the registration of any transfer, the amount determined by the directors.

## PART 6
## TRANSMISSION OF SHARES

**6.1 Legal Personal Representative Recognized on Death.** In the case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

**6.2 Rights of Legal Personal Representative.** The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the *Business Corporations Act* and the directors have been deposited with the Company.

## PART 7
## PURCHASE OF SHARES

**7.1 Company Authorized to Purchase Shares.** Subject to the special rights and restrictions attached to any class or series of shares and the *Business Corporations Act*, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and on the terms specified in such resolution.

**7.2 Purchase When Insolvent.** The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a) the Company is insolvent; or

(b) making the payment or providing the consideration would render the Company insolvent.

**7.3 Sale and Voting of Purchased Shares.** If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a) is not entitled to vote the share at a meeting of its shareholders;

(b) must not pay a dividend in respect of the share; and

(c) must not make any other distribution in respect of the share.

## PART 8
## BORROWING POWERS

**8.1 Powers of Directors.** The Company, if authorized by the directors, may from time to time:

(a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person;

(c) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d) mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future undertaking of the Company.

**8.2 Terms of Debt Instruments.** Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges on the redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of directors or otherwise, and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder, all as the directors may determine.

**8.3 Delegation by Directors.** For greater certainty, the powers of the directors under this Part 8 may be exercised by a committee or other delegate, direct or indirect, of the board authorized to exercise such powers.

## PART 9
## ALTERATIONS

**9.1 Alteration of Authorized Share Structure.** Subject to Article 9.2 and the *Business Corporations Act*, the Company may by special resolution:

(a) create one or more classes or series of shares or, if none of the shares of a class or series of shares is allotted or issued, eliminate that class or series of shares;

(b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d) if the Company is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares is allotted or issued, increase the par value of those shares;

(e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f) alter the identifying name of any of its shares; or

(g) otherwise alter its shares or authorized share structure when required or permitted to do so by the *Business Corporations Act*.

**9.2 Special Rights and Restrictions.** Subject to the *Business Corporations Act*, the Company may by special resolution:

(a) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

**9.3 Change of Name.** The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name.

**9.4 Alterations to Articles.** If the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

**9.5 Alterations to Notice of Articles.** If the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may be special resolution alter its Notice of Articles.

## PART 10
## MEETINGS OF SHAREHOLDERS

**10.1 Annual General Meetings.** Unless an annual general meeting is deferred or waived in accordance with the *Business Corporations Act*, the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such date, time and location as may be determined by the directors.

**10.2 Resolution Instead of Annual General Meeting.** If all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the *Business Corporations Act* to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

**10.3 Calling of Shareholder Meetings.** The directors may, whenever they think fit, call a meeting of shareholders.

**10.4 Location of Shareholder Meetings.** The directors may, by directors' resolution, approve a location outside of British Columbia for the holding of a meeting of shareholders.

**10.5 Notice for Meetings of Shareholders.** The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a) if and for so long as the Company is a public company, 21 days; and

(b) otherwise, 10 days.

**10.6 Record Date for Notice.** The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a) if and for so long as the Company is a public company, 21 days; and

(b) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

**10.7 Record Date for Voting.** The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

**10.8 Failure to Give Notice and Waiver of Notice.** The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

**10.9 Notice of Special Business at Meetings of Shareholders.** If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(a) state the general nature of the special business; and

(b) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

## PART 11
## PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

**11.1 Special Business.** At a meeting of shareholders, the following business is special business:

(a) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b) at an annual general meeting, all business is special business except for the following:

(i) business relating to the conduct of, or voting at, the meeting;

(ii) consideration of any financial statements of the Company presented to the meeting;

(iii) consideration of any reports of the directors or auditor;

(iv) the setting or changing of the number of directors;

(v) the election or appointment of directors;

(vi) the appointment of an auditor;

(vii) the setting of the remuneration of an auditor;

(viii) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and

(ix) any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

**11.2 Special Majority.** The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

**11.3 Quorum.** Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 10% of the issued shares entitled to be voted at the meeting.

**11.4 One Shareholder May Constitute Quorum.** If there is only one shareholder entitled to vote at a meeting of shareholders,

(a) the quorum is one person who is, or who represents by proxy, that shareholder; and

(b) that shareholder, present in person or by proxy, may constitute the meeting.

**11.5 Meetings by Telephone or Other Communications Medium.** A shareholder or proxy holder who is entitled to participate in, including vote at, a meeting of shareholders may participate in person or by telephone or other communications medium if all shareholders and proxy holders participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A shareholder who participates in a meeting in a manner contemplated by this Article 11.5 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner. Nothing in this Article 11.5 obligates a company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders.

**11.6 Other Persons May Attend.** The directors, the senior officers, any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.

**11.7 Requirement of Quorum.** No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting.

**11.8 Lack of Quorum.** If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a) in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved; and

(b) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place, or at such other date, time or location as the chair specifies on the adjournment.

**11.9 Lack of Quorum at Succeeding Meeting.** If, at the meeting to which the first meeting referred to in Article 11.8(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

**11.10 Chair.** The following individual is entitled to preside as chair at a meeting of shareholders:

(a) the chair of the board, if any; and

(b) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

**11.11 Selection of Alternate Chair.** If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

**11.12 Adjournments.** The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

**11.13 Notice of Adjourned Meeting.** It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

**11.14 Decisions by Show of Hands or Poll.** Subject to the *Business Corporations Act*, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

**11.15 Declaration of Result.** The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.14, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

**11.16 Motion Need Not Be Seconded.** No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

**11.17 Casting Vote.** In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

**11.18 Manner of Taking a Poll.** Subject to Article 11.19, if a poll is duly demanded at a meeting of shareholders:

(a) the poll must be taken:

(i) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii) in the manner, at the time and at the place that the chair of the meeting directs;

(b) the result of the poll is deemed to be a resolution of and passed at the meeting at which the poll is demanded; and

(c) the demand for the poll may be withdrawn by the person who demanded it.

**11.19 Demand for a Poll on Adjournment.** A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

**11.20 Chair Must Resolve Dispute.** In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

**11.21 Casting of Votes.** On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

**11.22 Demand for Poll.** No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

**11.23 Demand for a Poll Not to Prevent Continuation of Meeting.** The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

**11.24 Retention of Ballots and Proxies.** The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during statutory business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

## PART 12
## VOTES OF SHAREHOLDERS

**12.1 Number of Votes by Shareholder or by Shares.** Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint registered holders of shares under Article 12.3:

(a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote at the meeting has one vote, and

(b) on a poll, every shareholder entitled to vote has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

**12.2 Votes of Persons in Representative Capacity.** A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is the legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

**12.3 Votes by Joint Shareholders.** If there are joint shareholders registered in respect of any share:

(a) any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it, or

(b) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, than only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

**12.4 Legal Personal Representatives as Joint Shareholders.** Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

**12.5 Representative of a Corporate Shareholder.** If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a) for that purpose, the instrument appointing a representative must:

(i) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt or proxies or, if no number is specified, two days before the day set for the holding of the meeting; or

(ii) be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting; and

(b) if a representative is appointed under this Article 12.5:

(i) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

**12.6 Production of Evidence of Authority to Vote.** The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

## PART 13
## DIRECTORS

**13.1 Number of Directors.** The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(a) if the Company is a public company, the greater of three and the most recently set of:

(i) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii) the number of directors set under Article 14.4;

(b) if the Company is not a public company, the most recently set of:

(i) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii) the number of directors set under Article 14.4.

**13.2 Change in Number of Directors.** If the number of directors is set under Articles 13.1(a)(i) or 13.1(b)(i):

(a) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

**13.3 Directors' Acts Valid Despite Vacancy.** An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

**13.4 Qualifications of Directors.** A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

**13.5 Remuneration of Directors.** The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be approved by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

**13.6 Reimbursement of Expenses of Directors.** The Company must reimburse each director for the reasonable expenses that he or she may incur in his or her capacity as director in and about the business of the Company.

**13.7 Special Remuneration for Directors.** If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

**13.8 Gratuity, Pension or Allowance on Retirement of Director.** Unless otherwise determined by ordinary resolution, the directors may authorize the Company to pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

## PART 14
## ELECTION AND REMOVAL OF DIRECTORS

**14.1 Election at Annual General Meeting.** At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(a) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

**14.2 Consent to be a Director.** No election or appointment of an individual as a director is valid unless:

(a) that individual consents to be a director in the manner provided for in the *Business Corporations Act*; or

(b) that individual is elected at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

**14.3 Failure to Elect or Appoint Directors.** If:

(a) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(b) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c) the date on which his or her successor is elected or appointed; and

(d) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

**14.4 Places of Retiring Directors Not Filled.** If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

**14.5 Directors May Fill Casual Vacancies.** Any casual vacancy occurring in the board of directors may be filled by the directors.

**14.6 Remaining Directors Power to Act.** The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the *Business Corporations Act*, for any other purpose.

**14.7 Shareholders May Fill Vacancies.** If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

**14.8 Additional Directors.** Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8. Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(a), but is eligible for re-election or re-appointment.

**14.9 Ceasing to be a Director.** A director ceases to be a director when:

(a) the term of office of the director expires;

(b) the director dies;

(c) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d) the director is removed from office pursuant to Articles 14.10 or 14.11.

**14.10 Removal of Director by Shareholders.** The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

**14.11 Removal of Director by Directors.** The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

## PART 15
## POWERS AND DUTIES OF DIRECTORS

**15.1 Powers of Management.** The directors must, subject to the *Business Corporations Act* and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the *Business Corporations Act* or by these Articles, required to be exercised by the shareholders of the Company.

**15.2 Appointment of Attorney of Company.** The directors exclusively may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

## PART 16
## DISCLOSURE OF INTEREST OF DIRECTORS

**16.1 Obligation to Account for Profits.** A director or senior officer who holds a disclosable interest (as that term is used in the *Business Corporations Act*) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the *Business Corporations Act.*

**16.2 Restrictions on Voting by Reason of Interest.** A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

**16.3 Interested Director Counted in Quorum.** A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

**16.4 Disclosure of Conflict of Interest or Property.** A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the *Business Corporations Act*.

**16.5 Director Holding Other Office in the Company.** A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

**16.6 No Disqualification.** No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

**16.7 Professional Services by Director or Officer.** Subject to the *Business Corporations Act*, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

**16.8 Director or Officer in Other Corporations.** A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the *Business Corporations Act*, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

## PART 17
## PROCEEDINGS OF DIRECTORS

**17.1 Meetings of Directors.** The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the board held at regular intervals may be held at the place, at the time and on the notice, if any, that the board may by resolution from time to time determine.

**17.2 Voting at Meetings.** Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

**17.3 Chair of Meetings.** Meetings of directors are to be chaired by:

(a) the chair of the board, if any;

(b) in the absence of the chair of the board, the president, if any, if the president is a director; or

(c) any other director chosen by the directors if:

(i) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(ii) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(iii) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

**17.4 Meetings by Telephone or Other Communications Medium.** A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone or other communications medium if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Article 17.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

**17.5 Calling of Meetings.** A director may, and the secretary or an assistant secretary, if any, on the request of a director must, call a meeting of the directors at any time.

**17.6 Notice of Meetings.** Other than for meetings held at regular intervals as determined by the directors pursuant to Article 17.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 23.1 or orally or by telephone.

**17.7 When Notice Not Required.** It is not necessary to give notice of a meeting of the directors to a director if:

(a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed or is the meeting of the directors at which that director is appointed; or

(b) the director has waived notice of the meeting.

**17.8 Meeting Valid Despite Failure to Give Notice**. The accidental omission to give notice of any meeting of directors to any director, or the non-receipt of any notice by any director, does not invalidate any proceedings at that meeting.

**17.9 Waiver of Notice of Meetings**. Any director may file with the Company a document signed by the director waiving notice of any past, present or future meeting of the directors and may at any time withdraw that waiver with respect to meetings of the directors held after that withdrawal. After sending a waiver with respect to all future meetings of the directors, and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.

**17.10 Quorum**. The quorum necessary for the transaction of the business of the directors is set at a majority of the directors.

**17.11 Validity of Acts Where Appointment Defective**. Subject to the *Business Corporations Act*, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

**17.12 Consent Resolutions in Writing**. A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or, if no date is stated in the resolution, on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 17.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the *Business Corporations Act* and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

## PART 18
## EXECUTIVE AND OTHER COMMITTEES

**18.1 Appointment and Powers of Executive Committee**. The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(a) the power to fill vacancies in the board of directors;

(b) the power to remove a director;

(c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

**18.2 Appointment and Powers of Other Committees**. The directors may, by resolution,

(a) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b) delegate to a committee appointed under paragraph (a) any of the directors' powers, except:

(i) the power to fill vacancies in the board of directors;

(ii) the power to remove a director;

(iii) the power to change the membership of, or fill vacancies in, any committee of the board, and

(iv) the power to appoint or remove officers appointed by the board; and

(c) make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution.

**18.3 Obligations of Committee.** Any committee appointed under Articles 18.1 or 18.2, in the exercise of the powers delegated to it, must

(a) conform to any rules that may from time to time be imposed on it by the directors; and

(b) report every act or thing done in exercise of those powers as the directors may require.

**18.4 Powers of Board.** The directors may, at any time, with respect to a committee appointed under Articles 18.1 or 18.2:

(a) revoke or alter the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation, alteration or overriding;

(b) terminate the appointment of, or change the membership of, a committee; and

(c) fill vacancies on a committee.

**18.5 Committee Meetings.** Subject to Article 18.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 18.1 or 18.2:

(a) the committee may meet and adjourn as it thinks proper;

(b) the committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c) a majority of the members of a directors' committee constitutes a quorum of the committee; and

(d) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting has no second or casting vote.

## PART 19
## OFFICERS

**19.1 Appointment of Officers.** The directors may, from time to time, appoint such officers, if any, as the directors determine, and the directors may, at any time, terminate any such appointment.

**19.2 Functions, Duties and Powers of Officers.** The directors may, for each officer:

(a) determine the functions and duties of the officer;

(b) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

**19.3 Qualifications.** No officer may be appointed unless that officer is qualified in accordance with the *Business Corporations Act*. One person may hold more than one position as an officer of the Company. Any officer need not be a director.

**19.4 Remuneration.** All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

## PART 20
## INDEMNIFICATION

**20.1 Definitions.** In this Part 20:

(a) "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(b) "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director, senior officer or former senior officer or any of the heirs and legal personal representatives of a director, former director, senior officer or former senior officer, by reason of being or having been a director or senior officer:

(i) is or may be joined as a party; or

(ii) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(c) "expenses" has the meaning set out in the *Business Corporations Act.*

**20.2 Mandatory Indemnification of Directors and Former Directors and Senior Officers and Former Senior Officers.** Subject to the *Business Corporations Act*, the Company must indemnify and advance expenses of a director or former director or senior officer or former senior officer of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and senior officer is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 20.2.

**20.3 Indemnification of Other Persons.** Subject to any restrictions in the *Business Corporations Act*, the Company may indemnify any person.

**20.4 Non-Compliance with *Business Corporations Act*.** The failure of a director or senior officer of the Company to comply with the *Business Corporations Act* or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

**20.5 Company May Purchase Insurance.** The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a) is or was a director, officer, employee or agent of the Company;

(b) is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c) at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d) at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.

## PART 21
## DIVIDENDS

**21.1 Payment of Dividends Subject to Special Rights.** The provisions of this Part 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

**21.2 Declaration of Dividends.** Subject to the *Business Corporations Act*, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

**21.3 No Notice Required.** The directors need not give notice to any shareholder of any declaration under Article 21.2.

**21.4 Record Date.** The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than

two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

**21.5 Manner of Paying Dividend**. A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid up shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

**21.6 Settlement of Difficulties**. If any difficulty arises in regard to a distribution under Article 21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a) set the value for distribution of specific assets;

(b) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c) vest any such specific assets in trustees for the persons entitled to the dividend.

**21.7 When Dividend Payable.** Any dividend may be made payable on such date as is fixed by the directors.

**21.8 Dividends to be Paid in Accordance with Number of Shares**. All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

**21.9 Receipt by Joint Shareholders**. If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

**21.10 Dividend Bears No Interest**. No dividend bears interest against the Company.

**21.11 Fractional Dividends**. If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

**21.12 Payment of Dividends**. Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

**21.13 Capitalization of Surplus**. Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

## PART 22
## DOCUMENTS, RECORDS AND REPORTS

**22.1 Recording of Financial Affairs**. The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the provisions of the *Business Corporations Act*.

**22.2 Inspection of Accounting Records**. Unless the directors determine otherwise, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

**22.3 Remuneration of Auditors**. The remuneration of the auditors, of any, shall be set by the directors regardless of whether the auditor is appointed by the shareholders, by the directors or otherwise. For greater certainty, the directors may delegate to the audit committee or other committee the power to set the remuneration of the auditors.

## PART 23
## NOTICES

**23.1 Method of Giving Notice.** Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a) mail addressed to the person at the applicable address for that person as follows:

(i) for a record mailed to a shareholder, the shareholder's registered address;

(ii) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the mailing address of the intended recipient;

(b) delivery at the applicable address for that person as follows, addressed to the person:

(i) for a record delivered to a shareholder, the shareholder's registered address;

(ii) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the delivery address of the intended recipient;

(c) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class; or

(e) physical delivery to the intended recipient.

**23.2 Deemed Receipt.** A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing. Any notice given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the business day during which such normal business hours next occur if not given during such hours on any day.

**23.3 Certificate of Sending.** A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 23.1, prepaid and mailed or otherwise sent as permitted by Article 23.1 is conclusive evidence of that fact.

**23.4 Notice to Joint Shareholders.** A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

**23.5 Notice to Trustees.** A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a) mailing the record, addressed to them:

(i) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b) if an address referred to in paragraph (a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

## PART 24
## SEAL

**24.1 Who May Attest Seal.** Except as provided in Articles 24.2 and 24.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signature or signatures of:

(a) any two directors;

(b) any officer, together with any director;

(c) if the Company only has one director, that director; or

(d) any one or more directors or officers or persons as may be determined by resolution of the directors.

**24.2 Sealing Copies.** For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 24.1, the impression of the seal may be attested by the signature of any director or officer.

**24.3 Mechanical Reproduction of Seal.** The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the *Business Corporations Act* or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

PROVINCE OF BRITISH COLUMBIA

FORM 19

(Section 348)



Certificate of Incorporation No. 585385

*COMPANY ACT*

## SPECIAL RESOLUTION

The following special resolution was passed by the company referred to below on the date stated:

Name of Company: **POLARIS MINERALS CORPORATION**

Date Resolution Passed: July 8, 2002

Resolution:

1. "The existing Articles of the Company are amended by the removal of Clause 25.1, which prohibits the offering of the Company's securities to the public, in its entirety.

2. Clause 25.2 of the existing Articles of the Company be renumber as Clause 25.1."

Certified a true copy July 18, 2002.

(Signature)

ADRIAN DIRASSAR

Relationship to Company: Solicitor

22

NUMBER: 585385

BRITISH COLUMBIA

# ORDER

*COMPANY ACT*

IN THE MATTER OF THE *COMPANY ACT*
AND
AN APPLICATION BY

**POLARIS MINERALS CORPORATION**

***Upon reading*** the application of **POLARIS MINERALS CORPORATION**, and upon reading the documents in support thereof, it is hereby ordered that the company is a reporting company for the purposes of the *Company Act*.

This order is subject to review as I deem appropriate.

*Issued under my hand at Victoria, British Columbia*
*on July 24, 2003*

JOHN S. POWELL
*Registrar of Companies*

23

# Notice of Articles

*BUSINESS CORPORATIONS ACT*

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

J S Powell
September 10, 2004

SEC MAIL PROCESSING RECEIVED APR 3 0 2007 WASHINGTON

*This Notice of Articles was issued by the Registrar on: September 10, 2004 11:04 AM Pacific Time*

*Incorporation Number:* **BC0585385**

*Recognition Date: Incorporated on May 14, 1999*

## NOTICE OF ARTICLES

**Name of Company:**

POLARIS MINERALS CORPORATION

### REGISTERED OFFICE INFORMATION

**Mailing Address:**
2100 1075 WEST GEORGIA STREET
VANCOUVER BC V6E 3G2

**Delivery Address:**
2100 1075 WEST GEORGIA STREET
VANCOUVER BC V6E 3G2

### RECORDS OFFICE INFORMATION

**Mailing Address:**
2100 1075 WEST GEORGIA STREET
VANCOUVER BC V6E 3G2

**Delivery Address:**
2100 1075 WEST GEORGIA STREET
VANCOUVER BC V6E 3G2

RECEIVED 2007 MAY -2 A 7:19

**DIRECTOR INFORMATION**

**Last Name, First Name Middle Name:**
Lyons, Terrence A.

**Mailing Address:**
SUITE 404 - 815 HORNBY STREET
VANCOUVER BC V6Z 2E6

**Delivery Address:**
SUITE 404 - 815 HORNBY STREET
VANCOUVER BC V6Z 2E6

**DIRECTOR INFORMATION**

**Last Name, First Name Middle Name:**
Sweeney, Paul B.

**Mailing Address:**
#710 - 777 HORNBY STREET
VANCOUVER BC V6Z 1S4

**Delivery Address:**
#710 - 777 HORNBY STREET
VANCOUVER BC V6Z 1S4

**DIRECTOR INFORMATION**

**Last Name, First Name Middle Name:**
SINGLETON, DAVID F.

**Mailing Address:**
325 BIRCH HOLLOW COURT
ROSWELL GA 30075
UNITED STATES

**Delivery Address:**
325 BIRCH HOLLOW COURT
ROSWELL GA 30075
UNITED STATES

**DIRECTOR INFORMATION**

**Last Name, First Name Middle Name:**
SHKLANKA, ROMAN

**Mailing Address:**
1775 BLANCA STREET
VANCOUVER BC V6R 4E4

**Delivery Address:**
1775 BLANCA STREET
VANCOUVER BC V6R 4E4

**DIRECTOR INFORMATION**

**Last Name, First Name Middle Name:**
ROMERO, MARCO

**Mailing Address:**
565 ROBIN HOOD ROAD
WEST VANCOUVER BC V7S 1T4

**Delivery Address:**
565 ROBIN HOOD ROAD
WEST VANCOUVER BC V7S 1T4

**DIRECTOR INFORMATION**

**Last Name, First Name Middle Name:**
PURKIS, JOHN H.

**Mailing Address:**
302 326 WEST 3RD STREET
NORTH VANCOUVER BC V7M 1G4

**Delivery Address:**
302 326 WEST 3RD STREET
NORTH VANCOUVER BC V7M 1G4

**DIRECTOR INFORMATION**

**Last Name, First Name Middle Name:**
NORDIN, GARY DALE

**Mailing Address:**
1086 LODGE ROAD
NORTH VANCOUVER BC V7R 1W8

**Delivery Address:**
1086 LODGE ROAD
NORTH VANCOUVER BC V7R 1W8

**DIRECTOR INFORMATION**

**Last Name, First Name Middle Name:**
EDSEL, ROBERT M.

**Mailing Address:**
2911 TURTLE CREEK SUITE 880
DALLAS TX 75219
UNITED STATES

**Delivery Address:**
2911 TURTLE CREEK SUITE 880
DALLAS TX 75219
UNITED STATES

DIRECTOR INFORMATION

**Last Name, First Name Middle Name:**
ANGUS, R. STUART

**Mailing Address:**
SUITE 3123 - THREE BENTALL CENTRE
595 BURRARD STREET
VANCOUVER BC V7X 1J1

**Delivery Address:**
SUITE 3123 - THREE BENTALL CENTRE
595 BURRARD STREET
VANCOUVER BC V7X 1J1

## PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

## AUTHORIZED SHARE STRUCTURE

| | | | |
|---|---|---|---|
| 1. | 100,000,000 | Common Shares | Without Par Value<br><br>Without Special Rights or Restrictions attached |

## NOTICE OF ARTICLES

### A. NAME OF COMPANY

Set out the name of the company. The name must be the name that the company had immediately before the time of this filing.

POLARIS MINERALS CORPORATION

### B. TRANSLATION OF NAME

Set out every translation of the company name that the company intends to use outside of Canada, or if none, enter "not applicable".

NOT APPLICABLE

### C. DIRECTOR NAME(S) AND ADDRESS(ES)

Set out the name and prescribed address of each individual who was, immediately before the time of this filing, a director of the company. A prescribed address for a director is the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days. If there is no office at which the individual can usually be served with records during these hours, enter the delivery address and mailing address, if different, of the individual's residence. Before this form can be filed, the company must ensure that immediately before the transition application is submitted to the registrar for filing, the information in the corporate register respecting the directors of the company is correct. Attach an additional sheet if more space is required.

| FULL NAME<br>INCLUDING MIDDLE NAME, IF APPLICABLE | DELIVERY ADDRESS<br>INCLUDING POSTAL CODE | MAILING ADDRESS<br>INCLUDING POSTAL CODE |
|---|---|---|
| Marco A. Romero | 4058 Ripple Place<br>West Vancouver, BC V7V 3L4 | 4058 Ripple Place<br>West Vancouver, BC V7V 3L4 |
| Roman Shklanka | 1775 Blanca Street<br>Vancouver, BC V6R 4E4 | 1775 Blanca Street<br>Vancouver, BC V6R 4E4 |
| John H. Purkis | 506 - 55 Alexander Street<br>Vancouver, BC V6A 1B2 | 506 - 55 Alexander Street<br>Vancouver, BC V6A 1B2 |
| Gary Dale Nordin | 5389 Aspen Drive<br>West Vancouver, BC V7W 3E4 | 5389 Aspen Drive<br>West Vancouver, BC V7W 3E4 |
| David F. Singleton | 325 Birch Hollow Court<br>Roswell, GA, USA 30075 | 325 Birch Hollow Court<br>Roswell, GA, USA 30075 |
| Robert M. Edsel | 2911 Turtle Creek, Suite 880<br>Dallas, TX, USA 75219 | 2911 Turtle Creek, Suite 880<br>Dallas, TX, USA 75219 |
| R. Stuart (Tookie) Angus | Suite 3123 - Three Bentall Centre<br>595 Burrard Street<br>Vancouver, BC V7X 1J1 | Suite 3123 - Three Bentall Centre<br>595 Burrard Street<br>Vancouver, BC V7X 1J1 |
| Paul B. Sweeney | #710 - 777 Hornby Street<br>Vancouver, BC V6Z 1S4 | #710 - 777 Hornby Street<br>Vancouver, BC V6Z 1S4 |
| Terrence A. Lyons | Suite 404 - 815 Hornby Street<br>Vancouver, BC V6Z 2E6 | Suite 404 - 815 Hornby Street<br>Vancouver, BC V6Z 2E6 |

## D. REGISTERED OFFICE ADDRESSES

Set out the delivery and mailing addresses of the office that was the registered office of the company immediately before the time of this filing.

DELIVERY ADDRESS OF THE COMPANY'S REGISTERED OFFICE (INCLUDING POSTAL CODE)

2100 - 1075 West Georgia Street, Vancouver, BC V6E 3G2

MAILING ADDRESS OF THE COMPANY'S REGISTERED OFFICE (INCLUDING POSTAL CODE)

2100 - 1075 West Georgia Street, Vancouver, BC V6E 3G2

## E. RECORDS OFFICE ADDRESSES

Set out the delivery and mailing addresses of the office that was the records office of the company immediately before the time of this filing.

DELIVERY ADDRESS OF THE COMPANY'S RECORDS OFFICE (INCLUDING POSTAL CODE)

2100 - 1075 West Georgia Street, Vancouver, BC V6E 3G2

MAILING ADDRESS OF THE COMPANY'S RECORDS OFFICE (INCLUDING POSTAL CODE)

2100 - 1075 West Georgia Street, Vancouver, BC V6E 3G2

## F. PRE-EXISTING COMPANY PROVISIONS (refer to Part 17 and Table 3 of the Regulation under the *Business Corporations Act*)

☑ Pre-existing Provisions apply to this company.

## G. AUTHORIZED SHARE STRUCTURE

Set out the authorized share structure of the company. The information set out must reflect the information that was contained in the company's memorandum or articles immediately before the time of this filing. Attach an additional sheet if more space is required.

For each class or series of shares please re-state the information contained in the company's memorandum or articles.

- The identifying name of each class or series of its shares.
- The maximum number of shares of the class or series of shares that the company is authorized to issue.
- The kind of shares of the class or series of shares – state whether the shares are without par value or with par value – if with par value, state the amount of the par value, in Canadian dollars.
- Whether or not there are special rights or restrictions attached to the shares of the class or series of shares

| | Maximum number of shares of this class or series of shares that the company is authorized to issue | Kind of shares of this class or series of shares | | Are there special rights or restrictions attached to the shares of this class or series of shares? |
|---|---|---|---|---|
| Identifying name of class or series of shares | MAXIMUM NUMBER OF SHARES AUTHORIZED | PAR VALUE | TYPE OF CURRENCY | YES/NO |
| Common | 100,000,000 | Without | CAD | No |

(cxm) P-418

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

# Notice of Articles

*BUSINESS CORPORATIONS ACT*

**CERTIFIED COPY**
Of a Document filed with the Province of British Columbia Registrar of Companies

J S Powell
September 15, 2004

*This Notice of Articles was issued by the Registrar on: September 15, 2004 03:31 PM Pacific Time*

*Incorporation Number:* **BC0585385**

*Recognition Date: Incorporated on May 14, 1999*

## NOTICE OF ARTICLES

**Name of Company:**

POLARIS MINERALS CORPORATION

**REGISTERED OFFICE INFORMATION**

**Mailing Address:**
2100 1075 WEST GEORGIA STREET
VANCOUVER BC V6E 3G2

**Delivery Address:**
2100 1075 WEST GEORGIA STREET
VANCOUVER BC V6E 3G2

**RECORDS OFFICE INFORMATION**

**Mailing Address:**
2100 1075 WEST GEORGIA STREET
VANCOUVER BC V6E 3G2

**Delivery Address:**
2100 1075 WEST GEORGIA STREET
VANCOUVER BC V6E 3G2

**DIRECTOR INFORMATION**

**Last Name, First Name Middle Name:**
Lyons, Terrence A.

**Mailing Address:**
SUITE 404 - 815 HORNBY STREET
VANCOUVER BC V6Z 2E6

**Delivery Address:**
SUITE 404 - 815 HORNBY STREET
VANCOUVER BC V6Z 2E6

**DIRECTOR INFORMATION**

**Last Name, First Name Middle Name:**
Sweeney, Paul B.

**Mailing Address:**
#710 - 777 HORNBY STREET
VANCOUVER BC V6Z 1S4

**Delivery Address:**
#710 - 777 HORNBY STREET
VANCOUVER BC V6Z 1S4

**DIRECTOR INFORMATION**

**Last Name, First Name Middle Name:**
SINGLETON, DAVID F.

**Mailing Address:**
325 BIRCH HOLLOW COURT
ROSWELL GA 30075
UNITED STATES

**Delivery Address:**
325 BIRCH HOLLOW COURT
ROSWELL GA 30075
UNITED STATES

**DIRECTOR INFORMATION**

**Last Name, First Name Middle Name:**
SHKLANKA, ROMAN

**Mailing Address:**
1775 BLANCA STREET
VANCOUVER BC V6R 4E4

**Delivery Address:**
1775 BLANCA STREET
VANCOUVER BC V6R 4E4

**DIRECTOR INFORMATION**

**Last Name, First Name Middle Name:**
EDSEL, ROBERT M.

**Mailing Address:**
2911 TURTLE CREEK SUITE 880
DALLAS TX 75219
UNITED STATES

**Delivery Address:**
2911 TURTLE CREEK SUITE 880
DALLAS TX 75219
UNITED STATES

**DIRECTOR INFORMATION**

**Last Name, First Name Middle Name:**
ANGUS, R. STUART

**Mailing Address:**
SUITE 3123 - THREE BENTALL CENTRE
595 BURRARD STREET
VANCOUVER BC V7X 1J1

**Delivery Address:**
SUITE 3123 - THREE BENTALL CENTRE
595 BURRARD STREET
VANCOUVER BC V7X 1J1

**DIRECTOR INFORMATION**

**Last Name, First Name Middle Name:**
NORDIN, GARY DALE

**Mailing Address:**
5389 ASPEN DRIVE
WEST VANCOUVER BC V7W 3E4

**Delivery Address:**
5389 ASPEN DRIVE
WEST VANCOUVER BC V7W 3E4

**DIRECTOR INFORMATION**

**Last Name, First Name Middle Name:**
PURKIS, JOHN H.

**Mailing Address:**
506 - 55 ALEXANDER STREET
VANCOUVER BC V6A 1B2

**Delivery Address:**
506 - 55 ALEXANDER STREET
VANCOUVER BC V6A 1B2

## DIRECTOR INFORMATION

**Last Name, First Name Middle Name:**
ROMERO , MARCO

| **Mailing Address:** | **Delivery Address:** |
| --- | --- |
| 4058 RIPPLE PLACE<br>WEST VANCOUVER BC V7V 3L4 | 4058 RIPPLE PLACE<br>WEST VANCOUVER BC V7V 3L4 |

## AUTHORIZED SHARE STRUCTURE

| | | | |
| --- | --- | --- | --- |
| 1. | 100,000,000 | Common Shares | Without Par Value<br><br>Without Special Rights or Restrictions attached |

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

# Notice of Articles

*BUSINESS CORPORATIONS ACT*

**CERTIFIED COPY**
Of a Document filed with the Province of British Columbia Registrar of Companies

J S Powell
January 18, 2005

*This Notice of Articles was issued by the Registrar on: January 18, 2005 12:11 PM Pacific Time*

*Incorporation Number:* **BC0585385**

*Recognition Date: Incorporated on May 14, 1999*

## NOTICE OF ARTICLES

**Name of Company:**

POLARIS MINERALS CORPORATION

### REGISTERED OFFICE INFORMATION

**Mailing Address:**
2100 1075 WEST GEORGIA STREET
VANCOUVER BC V6E 3G2

**Delivery Address:**
2100 1075 WEST GEORGIA STREET
VANCOUVER BC V6E 3G2

### RECORDS OFFICE INFORMATION

**Mailing Address:**
2100 1075 WEST GEORGIA STREET
VANCOUVER BC V6E 3G2

**Delivery Address:**
2100 1075 WEST GEORGIA STREET
VANCOUVER BC V6E 3G2

RECEIVED

DIRECTOR INFORMATION

**Last Name, First Name Middle Name:**
Lyons, Terrence A.

**Mailing Address:**
SUITE 404 - 815 HORNBY STREET
VANCOUVER BC V6Z 2E6

**Delivery Address:**
SUITE 404 - 815 HORNBY STREET
VANCOUVER BC V6Z 2E6

---

**Last Name, First Name Middle Name:**
Sweeney, Paul B.

**Mailing Address:**
#710 - 777 HORNBY STREET
VANCOUVER BC V6Z 1S4

**Delivery Address:**
#710 - 777 HORNBY STREET
VANCOUVER BC V6Z 1S4

---

**Last Name, First Name Middle Name:**
SINGLETON, DAVID F.

**Mailing Address:**
325 BIRCH HOLLOW COURT
ROSWELL GA 30075
UNITED STATES

**Delivery Address:**
325 BIRCH HOLLOW COURT
ROSWELL GA 30075
UNITED STATES

---

**Last Name, First Name Middle Name:**
SHKLANKA, ROMAN

**Mailing Address:**
1775 BLANCA STREET
VANCOUVER BC V6R 4E4

**Delivery Address:**
1775 BLANCA STREET
VANCOUVER BC V6R 4E4

---

**Last Name, First Name Middle Name:**
EDSEL, ROBERT M.

**Mailing Address:**
2911 TURTLE CREEK SUITE 880
DALLAS TX 75219
UNITED STATES

**Delivery Address:**
2911 TURTLE CREEK SUITE 880
DALLAS TX 75219
UNITED STATES

**Last Name, First Name Middle Name:**
ANGUS, R. STUART

**Mailing Address:**
SUITE 3123 - THREE BENTALL CENTRE
595 BURRARD STREET
VANCOUVER BC V7X 1J1

**Delivery Address:**
SUITE 3123 - THREE BENTALL CENTRE
595 BURRARD STREET
VANCOUVER BC V7X 1J1

---

**Last Name, First Name Middle Name:**
NORDIN, GARY DALE

**Mailing Address:**
5389 ASPEN DRIVE
WEST VANCOUVER BC V7W 3E4

**Delivery Address:**
5389 ASPEN DRIVE
WEST VANCOUVER BC V7W 3E4

---

**Last Name, First Name Middle Name:**
PURKIS, JOHN H.

**Mailing Address:**
506 - 55 ALEXANDER STREET
VANCOUVER BC V6A 1B2

**Delivery Address:**
506 - 55 ALEXANDER STREET
VANCOUVER BC V6A 1B2

---

**Last Name, First Name Middle Name:**
ROMERO, MARCO

**Mailing Address:**
4058 RIPPLE PLACE
WEST VANCOUVER BC V7V 3L4

**Delivery Address:**
4058 RIPPLE PLACE
WEST VANCOUVER BC V7V 3L4

---

## AUTHORIZED SHARE STRUCTURE

| | | |
|---|---|---|
| 1. No Maximum | Common Shares | Without Par Value |
| | | Without Special Rights or Restrictions attached |

24

Date and Time: January 18, 2005 10:48 AM Pacific Time

BRITISH COLUMBIA

**Ministry of Finance**
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

**Mailing Address:**
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

**Location:**
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

SEC MAIL PROCESSING RECEIVED APR 30 2007 WASH. SECTION

# Notice of Change of Directors

*FORM 10*
*BUSINESS CORPORATIONS ACT*
*SECTION 127*

*Filed Date and Time:* **September 15, 2004 03:31 PM Pacific Time**

**Incorporation Number:**
BC0585385

**Name of Company:**
POLARIS MINERALS CORPORATION

**Director(s) Change of Name or Address**

**Last Name, First Name, Middle Name:**
NORDIN, GARY DALE

**Mailing Address:**
5389 Aspen Drive
West Vancouver BC V7W 3E4
CANADA

**Delivery Address:**
5389 Aspen Drive
West Vancouver BC V7W 3E4
CANADA

**Last Name, First Name, Middle Name:**
PURKIS, JOHN H.

**Mailing Address:**
506 - 55 Alexander Street
Vancouver BC V6A 1B2
CANADA

**Delivery Address:**
506 - 55 Alexander Street
Vancouver BC V6A 1B2
CANADA

**Last Name, First Name, Middle Name:**
ROMERO, MARCO

**Mailing Address:**
4058 Ripple Place
West Vancouver BC V7V 3L4
CANADA

**Delivery Address:**
4058 Ripple Place
West Vancouver BC V7V 3L4
CANADA

RECEIVED 2007 MAY -2 A 7:12 OFFICE OF INTERNATIONAL CORPORATE FINANCE

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

# Notice of Articles

*BUSINESS CORPORATIONS ACT*

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies

J S Powell
September 10, 2004

*This Notice of Articles was issued by the Registrar on: September 10, 2004 11:07 AM Pacific Time*

*Incorporation Number:* **BC0585385**

*Recognition Date: Incorporated on May 14, 1999*

## NOTICE OF ARTICLES

**Name of Company:**

POLARIS MINERALS CORPORATION

### REGISTERED OFFICE INFORMATION

**Mailing Address:**
2100 1075 WEST GEORGIA STREET
VANCOUVER BC V6E 3G2

**Delivery Address:**
2100 1075 WEST GEORGIA STREET
VANCOUVER BC V6E 3G2

### RECORDS OFFICE INFORMATION

**Mailing Address:**
2100 1075 WEST GEORGIA STREET
VANCOUVER BC V6E 3G2

**Delivery Address:**
2100 1075 WEST GEORGIA STREET
VANCOUVER BC V6E 3G2

**DIRECTOR INFORMATION**

**Last Name, First Name Middle Name:**
Lyons, Terrence A.

**Mailing Address:**
SUITE 404 - 815 HORNBY STREET
VANCOUVER BC V6Z 2E6

**Delivery Address:**
SUITE 404 - 815 HORNBY STREET
VANCOUVER BC V6Z 2E6

**DIRECTOR INFORMATION**

**Last Name, First Name Middle Name:**
Sweeney, Paul B.

**Mailing Address:**
#710 - 777 HORNBY STREET
VANCOUVER BC V6Z 1S4

**Delivery Address:**
#710 - 777 HORNBY STREET
VANCOUVER BC V6Z 1S4

**DIRECTOR INFORMATION**

**Last Name, First Name Middle Name:**
SINGLETON, DAVID F.

**Mailing Address:**
325 BIRCH HOLLOW COURT
ROSWELL GA 30075
UNITED STATES

**Delivery Address:**
325 BIRCH HOLLOW COURT
ROSWELL GA 30075
UNITED STATES

**DIRECTOR INFORMATION**

**Last Name, First Name Middle Name:**
SHKLANKA, ROMAN

**Mailing Address:**
1775 BLANCA STREET
VANCOUVER BC V6R 4E4

**Delivery Address:**
1775 BLANCA STREET
VANCOUVER BC V6R 4E4

**DIRECTOR INFORMATION**

**Last Name, First Name Middle Name:**
ROMERO , MARCO

**Mailing Address:**
565 ROBIN HOOD ROAD
WEST VANCOUVER BC V7S 1T4

**Delivery Address:**
565 ROBIN HOOD ROAD
WEST VANCOUVER BC V7S 1T4

---

**DIRECTOR INFORMATION**

**Last Name, First Name Middle Name:**
PURKIS, JOHN H.

**Mailing Address:**
302 326 WEST 3RD STREET
NORTH VANCOUVER BC V7M 1G4

**Delivery Address:**
302 326 WEST 3RD STREET
NORTH VANCOUVER BC V7M 1G4

---

**DIRECTOR INFORMATION**

**Last Name, First Name Middle Name:**
NORDIN, GARY DALE

**Mailing Address:**
1086 LODGE ROAD
NORTH VANCOUVER BC V7R 1W8

**Delivery Address:**
1086 LODGE ROAD
NORTH VANCOUVER BC V7R 1W8

---

**DIRECTOR INFORMATION**

**Last Name, First Name Middle Name:**
EDSEL , ROBERT M.

**Mailing Address:**
2911 TURTLE CREEK SUITE 880
DALLAS TX 75219
UNITED STATES

**Delivery Address:**
2911 TURTLE CREEK SUITE 880
DALLAS TX 75219
UNITED STATES

## DIRECTOR INFORMATION

**Last Name, First Name Middle Name:**
ANGUS, R. STUART

**Mailing Address:**
SUITE 3123 - THREE BENTALL CENTRE
595 BURRARD STREET
VANCOUVER BC V7X 1J1

**Delivery Address:**
SUITE 3123 - THREE BENTALL CENTRE
595 BURRARD STREET
VANCOUVER BC V7X 1J1

## AUTHORIZED SHARE STRUCTURE

| | | | |
|---|---|---|---|
| 1. | 100,000,000 | Common Shares | Without Par Value<br><br>Without Special Rights or Restrictions attached |

25

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

# TRANSITION APPLICATION

## FORM 43 – BC COMPANY

Section 437 *Business Corporations Act*

Telephone: 250 356 – 8626
Office Hours: 8:30 – 4:30 (Monday – Friday)

**DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The Regulation under the *Business Corporations Act* requires this form to be filed on the Internet at www.corporateonline.gov.bc.ca**

***Freedom of Information and Protection of Privacy Act (FIPPA)***
The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

**A. INCORPORATION NUMBER OF COMPANY**

585385

**B. NAME OF COMPANY**
Enter the name of the company applying for transition.

**POLARIS MINERALS CORPORATION**

**C. CERTIFIED CORRECT** – I have read this form and found it to be correct.

| NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY | SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY | DATE SIGNED |
|---|---|---|
| Harry Sutherland | [signature] | Sep 8, 2004 |

FORM 43/WEB Rev. 2004 / 3 / 10



RECEIVED

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

# Transition Application

*Form 43*
*BUSINESS CORPORATIONS ACT*
*Section 437*

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

J S Powell
September 10, 2004

| | |
|---|---|
| **FILING DETAILS:** | *Transition Application for:* **POLARIS MINERALS CORPORATION** |
| *Filed Date and Time:* | **September 10, 2004 11:04 AM Pacific Time** |
| *Transition Date and Time:* | **Transitioned on September 10, 2004 11:04 AM Pacific Time** |

## TRANSITION APPLICATION

This confirms there has been filed with the registrar all records necessary to ensure that the information in the corporate registry respecting the directors of the company is, immediately before the transition application is submitted to the registrar for filing, correct.

| Incorporation Number: | Name of Company: |
|---|---|
| BC0585385 | POLARIS MINERALS CORPORATION |

## NOTICE OF ARTICLES

**Name of Company:**

POLARIS MINERALS CORPORATION

RECEIVED

## REGISTERED OFFICE INFORMATION

**Mailing Address:**
2100 1075 WEST GEORGIA STREET
VANCOUVER BC V6E 3G2

**Delivery Address:**
2100 1075 WEST GEORGIA STREET
VANCOUVER BC V6E 3G2

## RECORDS OFFICE INFORMATION

**Mailing Address:**
2100 1075 WEST GEORGIA STREET
VANCOUVER BC V6E 3G2

**Delivery Address:**
2100 1075 WEST GEORGIA STREET
VANCOUVER BC V6E 3G2

## DIRECTOR INFORMATION

**Last Name, First Name Middle Name:**
Lyons, Terrence A.

**Mailing Address:**
SUITE 404 - 815 HORNBY STREET
VANCOUVER BC V6Z 2E6

**Delivery Address:**
SUITE 404 - 815 HORNBY STREET
VANCOUVER BC V6Z 2E6

## DIRECTOR INFORMATION

**Last Name, First Name Middle Name:**
Sweeney, Paul B.

**Mailing Address:**
#710 - 777 HORNBY STREET
VANCOUVER BC V6Z 1S4

**Delivery Address:**
#710 - 777 HORNBY STREET
VANCOUVER BC V6Z 1S4

## DIRECTOR INFORMATION

**Last Name, First Name Middle Name:**
SINGLETON, DAVID F.

**Mailing Address:**
325 BIRCH HOLLOW COURT
ROSWELL GA 30075
UNITED STATES

**Delivery Address:**
325 BIRCH HOLLOW COURT
ROSWELL GA 30075
UNITED STATES

## DIRECTOR INFORMATION

**Last Name, First Name Middle Name:**
SHKLANKA, ROMAN

**Mailing Address:**
1775 BLANCA STREET
VANCOUVER BC V6R 4E4

**Delivery Address:**
1775 BLANCA STREET
VANCOUVER BC V6R 4E4

## DIRECTOR INFORMATION

**Last Name, First Name Middle Name:**
ROMERO, MARCO

**Mailing Address:**
565 ROBIN HOOD ROAD
WEST VANCOUVER BC V7S 1T4

**Delivery Address:**
565 ROBIN HOOD ROAD
WEST VANCOUVER BC V7S 1T4

## DIRECTOR INFORMATION

**Last Name, First Name Middle Name:**
PURKIS, JOHN H.

**Mailing Address:**
302 326 WEST 3RD STREET
NORTH VANCOUVER BC V7M 1G4

**Delivery Address:**
302 326 WEST 3RD STREET
NORTH VANCOUVER BC V7M 1G4

## DIRECTOR INFORMATION

**Last Name, First Name Middle Name:**
NORDIN, GARY DALE

**Mailing Address:**
1086 LODGE ROAD
NORTH VANCOUVER BC V7R 1W8

**Delivery Address:**
1086 LODGE ROAD
NORTH VANCOUVER BC V7R 1W8

## DIRECTOR INFORMATION

**Last Name, First Name Middle Name:**
EDSEL, ROBERT M.

**Mailing Address:**
2911 TURTLE CREEK SUITE 880
DALLAS TX 75219
UNITED STATES

**Delivery Address:**
2911 TURTLE CREEK SUITE 880
DALLAS TX 75219
UNITED STATES

## DIRECTOR INFORMATION

**Last Name, First Name Middle Name:**
ANGUS, R. STUART

**Mailing Address:**
SUITE 3123 - THREE BENTALL CENTRE
595 BURRARD STREET
VANCOUVER BC V7X 1J1

**Delivery Address:**
SUITE 3123 - THREE BENTALL CENTRE
595 BURRARD STREET
VANCOUVER BC V7X 1J1

## PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

## AUTHORIZED SHARE STRUCTURE

| | | |
|---|---|---|
| 1. 100,000,000 | Common Shares | Without Par Value |
| | | Without Special Rights or Restrictions attached |

26

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

Telephone: 250 356 – 8626
Office Hours: 8:30 – 4:30 (Monday – Friday)

# NOTICE OF ALTERATION

## FORM 11 – BC COMPANY

Section 257 (4) *Business Corporations Act*

***Freedom of Information and Protection of Privacy Act (FIPPA)***
The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the FIPPA applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

**DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The Regulation under the *Business Corporations Act* requires this form to be filed on the Internet at www.corporateonline.gov.bc.ca**

SEC MAIL PROCESSING SECTION RECEIVED APR 30 2007 WASH. D.C. 186

**A. INCORPORATION NUMBER OF COMPANY**

BC0585385

**B. NAME OF COMPANY**

POLARIS MINERALS CORPORATION

**C. ALTERATIONS TO THE NOTICE OF ARTICLES**

*Please indicate what information on the Notice of Articles is to be altered or added:*

- ☐ Company name
- ☐ A translation of company name
- ☑ Pre-existing Company Provisions
- ☐ Date of a Resolution or Court Order
- ☐ Authorized Share Structure

**D. ALTERATION EFFECTIVE DATE** – *Choose one of the following:*

☑ The alteration is to take effect at the time that this notice is filed with the registrar.

☐ The alteration is to take effect at 12:01 a.m. Pacific Time on ______________ being a date that is not more than ten days after the date of the filing of this notice.

☐ The alteration is to take effect at ____________ Pacific Time on ____________ being a date and time that is not more than ten days after the date of the filing of this notice.

**E. CHANGE OF COMPANY NAME**

The company is to change its name from ________________________________

to *(choose one of the following)*:

☐ ________________________________. This name has been reserved for the company under the reservation number ______________________, or

☐ a name created by adding "B.C. Ltd." after the incorporation number of the company.

**F. TRANSLATION OF COMPANY NAME**

Set out every new translation of the company name, or set out any change or deletion of an existing translation of the company name to be used outside of Canada.

**Additions:** Set out every new translation of the company name that the company intends to use outside of Canada.

______________________________________________

______________________________________________

______________________________________________

RECEIVED 2007 MAY -2 A 7:13 OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Changes:** Change the following translation(s) of the company name:

| PREVIOUS TRANSLATION OF THE COMPANY NAME | NEW TRANSLATION OF THE COMPANY NAME |
|---|---|
| | |
| | |

**Deletions:** Remove the following translation(s) of the company name:

**G. PRE-EXISTING COMPANY PROVISIONS** (refer to Part 17 and Table 3 of the Regulation under the *Business Corporations Act*)

Complete this item only if the company has resolved that none of the Pre-existing Company Provisions are to apply to this company.

☑ The company has resolved that the Pre-existing Company Provisions are no longer to apply to this company.

**H. AUTHORIZED SHARE STRUCTURE**

Set out the date of each resolution or court order altering special rights or restrictions attached to a class or series of shares.

YYYY / MM / DD

**Set out the new authorized share structure**

| Identifying name of class or series of shares | Maximum number of shares of this class or series of shares that the company is authorized to issue, or indicate there is no maximum number | Kind of shares of this class or series of shares | | Are there special rights or restrictions attached to the shares of this class or series of shares? |
|---|---|---|---|---|
| | MAXIMUM NUMBER OF SHARES AUTHORIZED | PAR VALUE | TYPE OF CURRENCY | YES/NO |
| | | | | |
| | | | | |
| | | | | |

**I. CERTIFIED CORRECT** – I have read this form and found it to be correct.

| NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY | SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY | DATE SIGNED |
|---|---|---|
| Harry Sutherland | [signature] | Sep 18, 2004 |

(cxm) P-418

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

Telephone: 250 356 – 8626
Office Hours: 8:30 – 4:30 (Monday – Friday)

# NOTICE OF ALTERATION

## FORM 11 – BC COMPANY

Section 257 (4) *Business Corporations Act*

**DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The Regulation under the *Business Corporations Act* requires this form to be filed on the Internet at www.corporateonline.gov.bc.ca**

***Freedom of Information and Protection of Privacy Act (FIPPA)***
The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

SEC MAIL PROCESSING SECTION
RECEIVED
APR 30 2007
WASH. D.C.
186

**A. INCORPORATION NUMBER OF COMPANY**

585385

**B. NAME OF COMPANY**

POLARIS MINERALS CORPORATION

BEST AVAILABLE COPY

**C. ALTERATIONS TO THE NOTICE OF ARTICLES**

*Please indicate what information on the Notice of Articles is to be altered or added:*

- ☐ Company name
- ☐ A translation of company name
- ☐ Pre-existing Company Provisions
- ☐ Date of a Resolution or Court Order
- ☑ Authorized Share Structure

**D. ALTERATION EFFECTIVE DATE** – *Choose one of the following:*

☑ The alteration is to take effect at the time that this notice is filed with the registrar.

☐ The alteration is to take effect at 12:01 a.m. Pacific Time on ______________ being a date that is not more than ten days after the date of the filing of this notice.

☐ The alteration is to take effect at ____________ Pacific Time on ____________ being a date and time that is not more than ten days after the date of the filing of this notice.

**E. CHANGE OF COMPANY NAME**

The company is to change its name from ________________________________________ to *(choose one of the following):*

☐ ________________________________. This name has been reserved for the company under the reservation number ______________________, or

☐ a name created by adding "B.C. Ltd." after the incorporation number of the company.

**F. TRANSLATION OF COMPANY NAME**

Set out every new translation of the company name, or set out any change or deletion of an existing translation of the company name to be used outside of Canada.

**Additions:** Set out every new translation of the company name that the company intends to use outside of Canada.

______________________________________________

______________________________________________

______________________________________________

DM_VAN/POL0026-POL00065/6204257.1

**Changes:** Change the following translation(s) of the company name:

| PREVIOUS TRANSLATION OF THE COMPANY NAME | NEW TRANSLATION OF THE COMPANY NAME |
|---|---|
| | |
| | |

**Deletions:** Remove the following translation(s) of the company name:

## G. PRE-EXISTING COMPANY PROVISIONS (refer to Part 17 and Table 3 of the Regulation under the *Business Corporations Act*)

Complete this item only if the company has resolved that none of the Pre-existing Company Provisions are to apply to this company.

☐ The company has resolved that the Pre-existing Company Provisions are no longer to apply to this company.

## H. AUTHORIZED SHARE STRUCTURE

Set out the date of each resolution or court order altering special rights or restrictions attached to a class or series of shares.

YYYY / MM / DD

**Set out the new authorized share structure**

| Identifying name of class or series of shares | Maximum number of shares of this class or series of shares that the company is authorized to issue, or indicate there is no maximum number | Kind of shares of this class or series of shares | | Are there special rights or restrictions attached to the shares of this class or series of shares? |
|---|---|---|---|---|
| | MAXIMUM NUMBER OF SHARES AUTHORIZED | PAR VALUE | TYPE OF CURRENCY | YES/NO |
| Common | Unlimited | Without | CAD | No |
| | | | | |
| | | | | |

## I. CERTIFIED CORRECT – I have read this form and found it to be correct.

| NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY | SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY | DATE SIGNED |
|---|---|---|
| Harry Sutherland | [signature] | 23 Sep. 2004 |

DM_VAN/POL0026-POL00065/6204257.1

27

**INCENTIVE STOCK OPTION PLAN**
**OF**
**POLARIS MINERALS CORPORATION**
**dated as of April 23, 2001, as amended and restated**
**as of June 23, 2004, April 26, 2005 and as of September 26, 2005**

## 1. Purpose of the Plan

1.1 The purpose of the Plan is to attract and retain superior directors, officers, advisors, employees and other persons or companies engaged to provide ongoing services to the Corporation, to provide an incentive for such persons to put forth maximum effort for the continued success and growth of the Corporation, and in combination with these goals, to encourage their participation in the performance of the Corporation.

## 2. Definitions

2.1 For the purposes of the Plan, the following terms have the respective meanings set forth below:

(a) "Affiliate" has the same meaning ascribed to that term as set out in the *Securities Act* (British Columbia);

(b) "Board" means the board of directors of the Corporation;

(c) "Compensation Committee" means the committee of the Board constituted as provided in Section 3 hereof and if none is so constituted, means the full Board;

(d) "Consultant" means an individual, other than an employee, director or officer of the Corporation or its Affiliate or a registrant under the *Securities Act* (British Columbia), that:

(i) is engaged to provide on a *bona fide* basis, consulting, technical, management or other services to the Corporation or an Affiliate of the Corporation, other than services provided in relation to a distribution, services provided by registrants and services that include investor relations activities;

(ii) provides the services under a written contract between the Corporation or its Affiliate and the individual Consultant or a Consultant Company or Consultant Partnership of the individual; and

(iii) in the reasonable opinion of the Board, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate of the Corporation;

(e) "Consultant Company" means for an individual Consultant, the company of which the individual consultant is an employee or shareholder;

(f) "Consultant Partnership" means for an individual consultant, a partnership of which the individual Consultant is an employee or partner;

(g) "Corporation" means Polaris Minerals Corporation, a corporation incorporated under the British Columbia Company Act, or its successors;

(h) "Disability" means a physical injury or mental incapacity of a nature which the Board determines prevents or would prevent the Optionee from satisfactorily performing the substantial and material duties of his or her position with the Corporation;

(i) "Eligible Person" means, from time to time, any *bona fide* director, senior officer or employee of the Corporation or of an Affiliate of the Corporation, and any Permitted Consultant;

(j) "Exchange" means any exchange upon which the Shares are listed;

(k) "Grant Date" means the date on which an Option is granted to an Eligible Person;

(l) "Insider" has the same meaning ascribed to that term as set out in the *Securities Act* (British Columbia);

(m) "Market Value" of a Share means, on any given day:

(i) where the Share is not listed on an Exchange, the fair market value of a Share on that day determined by the Board in good faith; and

(ii) where the Share is listed on an Exchange, the last daily closing price per Share on the Exchange on the trading day immediately preceding the relevant date and if there was no sale on the Exchange on such date, then the last sale prior thereto;

(n) "Option" means the right to purchase a Share under the Plan;

(o) "Option Period" has the meaning ascribed to that term in Subsection 6.3 hereof;

(p) "Option Price" means the price per Share at which Shares may be purchased under the Option, as determined pursuant to Paragraph 5.1(b) hereof and as may be adjusted in accordance with Section 10 hereof;

(q) "Optionee" means an Eligible Person to whom an Option has been granted;

(r) "Permitted Consultant" means a Consultant, a Consultant Company or Consultant's Partnership;

(s) "Plan" means the Incentive Stock Option Plan of the Corporation as set forth herein as the same may be amended and/or restated from time to time;

(t) "Redundancy" means the termination of employment due to the fact that,

(i) the person's employer has ceased or intends to cease:

(A) to carry on business for the purposes of which the employee was employed by him, or

(B) to carry on that business in the place where the employee was so employed, or

(ii) the requirements of that business:

(A) for employees to carry out work of a particular kind, or

(B) for employees to carry out work of a particular kind in the place where the employee was employed by the employer,

have ceased or diminished or are expected to cease or diminish;

(u) "Retirement" means the termination of employment due to retirement of an Optionee on or after such Optionee's normal retirement date under the applicable retirement plan or policy of his or her employer or due to early retirement with the consent of the Board;

(v) "Regulators" has the meaning ascribed to that term in Section 11 hereof; and

(w) "Share" means a Common share without nominal or par value in the capital of the Corporation.

2.2 Unless otherwise indicated, all dollar amounts referred to in this Option Plan are in Canadian funds.

2.3 As used in this Plan, words importing the masculine gender shall include the feminine and neuter genders and words importing the singular shall include the plural and vice versa, unless the context otherwise requires.

3. <u>Administration of the Plan</u>

3.1 The Plan shall be administered by the Board with the assistance of the Compensation Committee and the chief executive officer as provided herein.

3.2 The members of the Compensation Committee shall be appointed from time to time by, and serve at the pleasure of, the Board. A majority of the Compensation Committee shall constitute a quorum thereof. Acts approved in writing by all members of the Compensation Committee shall constitute valid acts of the Compensation Committee as if taken at a meeting at which a quorum was present.

3.3 The president and chief executive officer of the Corporation shall periodically make recommendations to the Compensation Committee as to the grant of Options.

3.4 The Compensation Committee shall, on at least an annual basis, make recommendations to the Board as to the grant of Options.

3.5 The Board may wait until such time as the financial statements of the preceding fiscal year are approved by the Board before making any determination regarding the grant of Options.

3.6 In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable. Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

3.7 The Board may authorize one or more officers of the Corporation to execute and deliver and to receive documents on behalf of the Corporation.

**4. Shares Subject to the Plan**

4.1 The maximum aggregate number of Shares which may be issued under the Plan, as amended, shall not exceed 1,900,000 Shares, subject to adjustment as provided in Section 10 hereof.

4.2 Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired shall be available for subsequent Options under the Plan. No fractional Shares may be purchased or issued under the Plan.

**5. Grants of Options**

5.1 Subject to the provisions of the Plan, the Board shall, in its sole discretion and from time to time, determine those Eligible Persons to whom Options shall be granted and the Grant Date. Options granted to Eligible Persons in accordance with the requirement hereunder shall be at no cost to the Eligible Person. In its sole discretion, the Board shall also determine, in connection with each grant of Options:

(a) the number of Options to be granted;

(b) the Option Price applicable to each Option, but the Option Price shall not be less than the Market Value per Share on the Grant Date;

(c) the vesting conditions of the Options; and

(d) the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options covered by any grant.

## 6. Eligibility, Vesting and Terms of Options

6.1 Options may be granted to Eligible Persons only.

6.2 Subject to the adjustments provided for in Section 10 hereof, each Option shall entitle the Optionee to purchase one Share.

6.3 The option period (the "Option Period") of each Option commences on the Grant Date and expires at 4:30 p.m. Vancouver time on the tenth anniversary of the Grant Date.

6.4 An Option which has vested may be exercised (in each case to the nearest full Share) at any time during the Option Period.

6.5 An Option is personal to the Optionee and may not be sold, transferred, assigned or disposed of in any way except, by will or by the laws governing the devolution of property, to the Optionee's executor, administrator or other personal representative in the event of death of the Optionee.

## 7. Option Agreement

7.1 Upon the grant of an Option, the Corporation and the Optionee shall enter into an option agreement, in a form set out in Appendix "A" attached hereto or in such other form as approved by the Board, which agreement shall set out the Optionee's agreement that the Options are subject to the terms and conditions set forth in the Plan as it may be amended or replaced from time to time, the Grant Date, the name of the Optionee, the Optionee's position with the Corporation, the number of Options, the Option Price, the expiry date of the Option Period, the conditions (if any) imposed on the exercise of the Option, and such other terms and conditions as the Board may deem appropriate.

## 8. Termination of Employment, Engagement or Directorship

8.1 Optionees shall have 60 days from:

(a) the date on which the Optionee's employment, engagement or directorship with the Corporation or its Affiliate is terminated due to Retirement, Disability or Redundancy;

(b) the date the company by which the employee is employed and by virtue of which the Optionee is an Eligible Person ceases to be an Affiliate of the Corporation; or

(c) the date on which the undertaking or part undertaking of the company in which the employee is employed and by virtue of which the Optionee is an Eligible Employee is transferred or sold such that the company is no longer an Affiliate of the Corporation;

to exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of such termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.

8.2 Any Optionee whose employment, engagement or directorship with the Corporation or employment with the Corporation's Affiliate is terminated, other than for cause, at any time in the six months following a change of control of the Corporation (as hereinafter defined) shall have 90 days from the date of such termination to exercise any Option granted hereunder. All Options granted shall immediately vest on the date of such termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto. For the purposes of this Subsection 8.2, "change of control" shall mean the acquisition by a person, or combination of persons acting in concert, of:

(a) a sufficient number of the voting rights attached to the outstanding voting securities of the Corporation which together with the voting securities held by such person or persons, affect materially the control of the Corporation; or

(b) more than 50% of the voting rights attached to the outstanding voting securities of the Corporation;

and such persons or combination of persons did not hold a sufficient number of voting rights to affect materially the control of the Corporation immediately prior to the time of such acquisition.

8.3 In the event of the death of an Optionee, either while in the employment or engagement or while a director of the Corporation or its Affiliate or after Retirement or Disability, the Optionee's executor, administrator or other personal representative who have acquired the right to exercise such Option from the Optionee by will or the laws of devolution may, within 365 days from the date of the Optionee's death, exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of the Optionee's death; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.

8.4 In the event an Optionee's employment, engagement or directorship with the Corporation or its Affiliate terminates for any reason other than for cause, death, or in the circumstances described in Subsections 8.1, 8.2 or 8.3 hereof, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of termination no later than thirty (30) days after such termination. In the event an Optionee's employment, engagement or directorship is terminated for cause, each Option held by the Optionee that has

not been exercised prior to such termination shall lapse and become null and void immediately upon such termination.

8.5 The Board may also in its sole discretion increase the periods permitted to exercise all or any of the Options covered by any Grant following a termination of employment, engagement or directorship as provided in Subsections 8.1, 8.2, 8.3 or 8.4 above, if allowable under applicable law; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

8.6 This Plan and any instrument executed pursuant to either of them will not:

(a) confer on any Optionee any right to continue in employment, engagement or directorship with the Corporation or its Affiliates;

(b) affect the right of the Corporation, to terminate the employment, engagement or directorship of any Optionee without liability at any time with or without cause;

(c) impose upon the Board (or, if so delegated, the Compensation Committee) or any other person any duty or liability whatsoever (whether in contract, tort, or otherwise howsoever) in connection with:

(i) the lapsing of any Option pursuant to the Plan;

(ii) the failure or refusal to exercise any discretion under the Plan; or

(iii) a holder of an Option ceasing to be an Eligible Person for any reason whatever.

8.7 The benefit of Subsection 8.6 is given to the Corporation for itself and as trustee and agent of each of its Affiliates. To the extent that this Section benefits any company which is not a party to the Plan, the benefit shall be held on trust and as agent by the Corporation for such company and the Corporation may, at its discretion, assign the benefit of Subsection 8.6 to any such company.

## 9. Exercise of Options

9.1 Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised, together with a certified cheque or bank draft for the aggregate of the Option Prices to be paid for the Shares to be purchased. Certificates for such Shares shall be issued and delivered to the Optionee not later than 30 days following the receipt of such notice and payment.

9.2 No less than 100 Options may be exercised at any one time, except where a smaller number of Options is or remains exercisable pursuant to a grant, in which case, such smaller number of Options must be exercised at one time.

## 10. Adjustment on Alteration of Share Capital

10.1 In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the Option Price therefor shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board.

10.2 If the Corporation amalgamates, consolidates with or merges with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise (the right to do so being hereby expressly reserved), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation or merger if the Optionee had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation or merger and the Option Price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of the Plan.

10.3 In the event of a change in the Corporation's currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

10.4 In the event of any change affecting the Shares other than the changes referred to in Subsections 10.1, 10.2 and 10.3, such adjustment, if any, shall be made as may be deemed equitable by the Board to properly reflect such event.

10.5 No adjustment provided in this Section 10 shall require the Corporation to issue a fractional Share and the total adjustment with respect to each Option shall be limited accordingly.

## 11. Regulatory Approval

11.1 Notwithstanding any of the provisions contained in the Plan or any Option, the Corporation's obligation to grant Options and issue Shares pursuant to the exercise of an Option and to issue and deliver certificates for such securities to an Optionee shall be subject to:

(a) compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada ("Regulators");

(b) compliance with the requirements of the Exchange, if applicable; and

(c) receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

11.2 The Corporation shall in no event be obligated to take any action in order to cause the issuance and delivery of such certificates to comply with any laws, regulations, rules, orders or requirements.

11.3 If any amendment, modification or termination to the provisions hereof or any Option made pursuant hereto are required by any Regulators or a stock exchange or market as a condition of approval to a distribution to the public of any Shares or to obtain a listing or quotation of any Shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any Options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without requiring the consent or agreement of any Optionee.

## 12. Miscellaneous

12.1 An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Corporation by such exercise, except to the extent Shares are issued therefor and then only from the date such Shares are issued. No adjustment shall be made for dividends or distributions or other rights which the record date is prior to the date such Shares are issued pursuant to the exercise of Options.

12.2 The Corporation may require an Optionee, as a condition of exercise of an Option, to pay or reimburse any taxes which are required to be withheld in connection with the exercise of such Option.

## 13. Effective Date, Amendment and Termination

13.1 The Plan is effective as of April 23, 2001.

13.2 The Board may amend, modify or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the Optionee's consent to such action shall be required unless the Board determines that the action, when taken with any related action, would not adversely affect the Optionee or is made pursuant to Section 11 hereof.

**APPENDIX A**

**Incentive Stock Option Plan of**
**Polaris Minerals Corporation**

**OPTION AGREEMENT**

This Option Agreement is entered into between Polaris Minerals Corporation (the "Corporation") and the Optionee named below pursuant to the Corporation's Incentive Stock Option Plan (the "Plan") a copy of which are attached hereto, and confirms the following:

| | | |
|---|---|---|
| 1. | Grant Date: | ______________________ |
| 2. | Optionee: | ______________________ |
| 3. | Optionee's Position with the Corporation: | ______________________ |
| 4. | Number of Options: | ______________________ |
| 5. | Option Price ($ per Share): | $ ______________________ |
| 6. | Expiry Date of Option Period: | ______________________ |

7. Each Option that has vested entitles the Optionee to purchase one Share at any time up to 4:30 p.m. Vancouver time on the expiry date of the Option Period. The Options vest as follows:

   (a) 25% of the Options granted shall vest immediately upon the Grant Date;

   (b) an additional 25% of the Options granted shall vest after the expiry of a period of 6 months from the Grant Date; and

   (c) an additional 25% of the Options granted shall vest after the expiry of a period of 9 months from the Grant Date; and

   (d) an additional 25% of the Options granted shall vest after the expiry of a period of 12 months from the Grant Date.

8. The Option is non-assignable and non-transferrable otherwise than, by will or by the law governing the devolution of property, to the Optionee's executor, administrator or other personal representative in the event of death of the Optionee.

9. This Option Agreement is subject to the terms and conditions set out in the Plan, as amended or replaced from time to time. In the case of any inconsistency between this Option Agreement and the Plan, the Plan shall govern.

10. Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

11. By signing this agreement, the Optionee acknowledges that he, she, or its authorized representative has read and understands the Plan and agrees that the Options are granted under and governed by the terms and conditions of the Plan, as may be amended or replaced from time to time.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ____ day of __________, _____.

| | | |
|---|---|---|
| **SIGNED, SEALED AND DELIVERED** | ) | |
| **by ________________________ in the** | ) | |
| **presence of:** | ) | |
| | ) | |
| ______________________________ | ) | ______________________________ |
| **Signature of Witness** | ) | **Signature by Optionee** |
| | ) | |
| ______________________________ | ) | ______________________________ |
| **Print Name** | ) | **Print Name** |

**POLARIS MINERALS CORPORATION**

Per: ______________________________
Authorized Signatory

# INCENTIVE STOCK OPTION PLAN
# OF
# POLARIS MINERALS CORPORATION
**dated as of April 23, 2001, as amended and restated as of June 23, 2004, April 26, 2005, as of September 26, 2005 and as of May 16, 2006**

## 1. Purpose of the Plan

1.1 The purpose of the Plan is to attract and retain superior directors, officers, advisors, employees and other persons or companies engaged to provide ongoing services to the Corporation, to provide an incentive for such persons to put forth maximum effort for the continued success and growth of the Corporation, and in combination with these goals, to encourage their participation in the performance of the Corporation.

## 2. Definitions

2.1 For the purposes of the Plan, the following terms have the respective meanings set forth below:

(a) "Associate" has the same meaning ascribed to that term under Subsection 2.22 of National Instrument 45-106;

(b) "Board" means the board of directors of the Corporation;

(c) "Compensation Committee" means the committee of the Board constituted as provided in Section 3 hereof and if none is so constituted, means the full Board;

(d) "Consultant" means an individual, other than an employee, director or officer of the Corporation or its Related Entity or a registrant under the *Securities Act* (British Columbia), that:

(i) is engaged to provide on a *bona fide* basis, consulting, technical, management or other services to the Corporation or Related Entity of the Corporation, other than services provided in relation to a distribution, services provided by registrants and services that include investor relations activities;

(ii) provides the services under a written contract between the Corporation or its Related Entity and the individual Consultant or a Consultant Company or Consultant Partnership of the individual; and

(iii) in the reasonable opinion of the Board, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or Related Entity of the Corporation;

(e) "Consultant Company" means for an individual Consultant, the company of which the individual consultant is an employee or shareholder;

(f) "Consultant Partnership" means for an individual consultant, a partnership of which the individual Consultant is an employee or partner;

(g) "Corporation" means Polaris Minerals Corporation, a corporation incorporated under the British Columbia *Business Corporations Act*, or its successors;

(h) "Disability" means a physical injury or mental incapacity of a nature which the Board determines prevents or would prevent the Optionee from satisfactorily performing the substantial and material duties of his or her position with the Corporation;

(i) "Eligible Person" means, from time to time, any *bona fide* director, senior officer or employee of the Corporation or the Related Entity of the Corporation, any Permitted Consultant and any Permitted Assign;

(j) "Exchange" means any exchange upon which the Shares are listed;

(k) "Grant Date" means the date on which an Option is granted to an Eligible Person;

(l) "Insider" has the same meaning ascribed to that term as set out in the *Securities Act* (British Columbia) and includes Associates and Affiliates of an Insider, but excludes a director or senior officer of a subsidiary or Related Entity of the Corporation unless such director or senior officer

    (i) in the ordinary course receives or has access to information as material facts or material changes concerning the Corporation before the material facts or material changes are generally disclosed;

    (ii) is a director or senior officer of a major subsidiary (as defined in National Instrument 55-101); or

    (iii) is an Insider of the Corporation in a capacity other than as a director or senior officer of the subsidiary or Related Entity;

(m) "Market Value" of a Share means, on any given day:

    (i) where the Share is not listed on an Exchange, the fair market value of a Share on that day determined by the Board in good faith; and

    (ii) where the Share is listed on an Exchange, the last daily closing price per Share on the Exchange on the trading day immediately preceding the relevant date and if there was no sale on the Exchange on such date, then the last sale prior thereto;

(n) "Option" means the right to purchase a Share under the Plan;

(o) "Option Period" has the meaning ascribed to that term in Subsection 6.3 hereof;

(p) "Option Price" means the price per Share at which Shares may be purchased under the Option, as determined pursuant to Paragraph 5.1(b) hereof and as may be adjusted in accordance with Section 10 hereof;

(q) "Optionee" means an Eligible Person to whom an Option has been granted;

(r) "Permitted Assign" means for a person that is an employee, executive officer, director or Consultant of the Corporation or Related Entity, a holding entity (as defined in National Instrument 45-106) of the person or an RRSP or RRIF of the person;

(s) "Permitted Consultant" means a Consultant, a Consultant Company or Consultant's Partnership;

(t) "Plan" means the Incentive Stock Option Plan of the Corporation as set forth herein as the same may be amended and/or restated from time to time;

(u) "Redundancy" means the termination of employment due to the fact that,

(i) the person's employer has ceased or intends to cease:

(A) to carry on business for the purposes of which the employee was employed by him, or

(B) to carry on that business in the place where the employee was so employed, or

(ii) the requirements of that business:

(A) for employees to carry out work of a particular kind, or

(B) for employees to carry out work of a particular kind in the place where the employee was employed by the employer,

have ceased or diminished or are expected to cease or diminish;

(v) "Related Entity" means a person that is controlled by the Corporation or is controlled by the same person that controls the Corporation and "control" for the purpose of this definition has the same meaning as set out in section 2.23 of National Instrument 45-106;

(w) "Retirement" means the termination of employment due to retirement of an Optionee on or after such Optionee's normal retirement date under the applicable

retirement plan or policy of his or her employer or due to early retirement with the consent of the Board;

(x) "Regulators" has the meaning ascribed to that term in Section 11 hereof; and

(y) "Share" means a Common share without nominal or par value in the capital of the Corporation.

2.2 Unless otherwise indicated, all dollar amounts referred to in this Option Plan are in Canadian funds.

2.3 As used in this Plan, words importing the masculine gender shall include the feminine and neuter genders and words importing the singular shall include the plural and vice versa, unless the context otherwise requires.

## 3. Administration of the Plan

3.1 The Plan shall be administered by the Board with the assistance of the Compensation Committee and the chief executive officer as provided herein.

3.2 The members of the Compensation Committee shall be appointed from time to time by, and serve at the pleasure of, the Board. A majority of the Compensation Committee shall constitute a quorum thereof. Acts approved in writing by all members of the Compensation Committee shall constitute valid acts of the Compensation Committee as if taken at a meeting at which a quorum was present.

3.3 The president and chief executive officer of the Corporation shall periodically make recommendations to the Compensation Committee as to the grant of Options.

3.4 The Compensation Committee shall, on at least an annual basis, make recommendations to the Board as to the grant of Options.

3.5 The Board may wait until such time as the financial statements of the preceding fiscal year are approved by the Board before making any determination regarding the grant of Options.

3.6 In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable. Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

3.7 The Board may authorize one or more officers of the Corporation to execute and deliver and to receive documents on behalf of the Corporation.

4. **Shares Subject to the Plan**

4.1 The maximum number of Shares that may be reserved for issuance pursuant to Options granted under the Plan shall not at any time exceed 10% of the total number of issued and outstanding Shares at the Grant Date of the Options, subject to adjustment as provided in Section 10 hereof and subject to reloading permitted under Subsection 4.4 (which reloading shall increase the aggregate number of Shares that may be issued under the Plan by the number of additional Shares permitted to be reserved under Subsection 4.4).

4.2 The total number of Shares that may be reserved for issuance to any one person pursuant to Options granted under the Plan in any one year shall not exceed 5% of the Shares of the Corporation outstanding on a non-diluted basis on the Grant Date of the Options.

4.3 Anything in this Plan to the contrary notwithstanding:

(a) the maximum number of Shares that may be reserved for issuance pursuant to Options granted under the Plan to Insiders of the Corporation, together with the number of Shares reserved for issuance to such Insiders under the Corporation's other previously established or proposed share compensation arrangements, shall not exceed 10% of the issued and outstanding Shares on a non-diluted basis at the Grant Date of the Options; and

(b) the maximum number of Shares which may be issued to Insiders of the Corporation within any one-year period, pursuant to Options granted under the Plan when taken together with the number of Shares issued to such Insiders under the Corporation's other previously established or proposed share compensation arrangements, shall not exceed 10% of the Shares of the Corporation's issued and outstanding on a non-diluted basis at the end of such period.

Any entitlement to acquire Shares granted pursuant to the Plan or any other options prior to the grantee becoming an Insider shall be excluded for the purposes of the limits set out in paragraph (b) above.

4.4 Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired, were cancelled or otherwise terminated for any reason without having been exercised shall be available for subsequent Options under the Plan. Options that have been exercised shall be available for subsequent grants under the Plan and the Corporation shall reserve additional Shares for issuance pursuant to such Options. No fractional Shares may be purchased or issued under the Plan.

5. **Grants of Options**

5.1 Subject to the provisions of the Plan, the Board shall, in its sole discretion and from time to time, determine those Eligible Persons to whom Options shall be granted and the Grant Date. Options granted to Eligible Persons in accordance with the requirement hereunder shall be at no

cost to the Eligible Person. In its sole discretion, the Board shall also determine, in connection with each grant of Options:

(a) the number of Options to be granted;

(b) the Option Price applicable to each Option, but the Option Price shall not be less than the Market Value per Share on the Grant Date;

(c) the vesting conditions of the Options; and

(d) the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options covered by any grant.

## 6. Eligibility, Vesting and Terms of Options

6.1 Options may be granted to Eligible Persons only.

6.2 Subject to the adjustments provided for in Section 10 hereof, each Option shall entitle the Optionee to purchase one Share.

6.3 The option period (the "Option Period") of each Option commences on the Grant Date and expires at 4:30 p.m. Vancouver time on the tenth anniversary of the Grant Date.

6.4 An Option which has vested may be exercised (in each case to the nearest full Share) at any time during the Option Period.

6.5 An Option is personal to the Optionee and may not be sold, transferred, assigned or disposed of in any way except, by will or by the laws governing the devolution of property, to the Optionee's executor, administrator or other personal representative in the event of death of the Optionee, or to a Permitted Assign.

## 7. Option Agreement

7.1 Upon the grant of an Option, the Corporation and the Optionee shall enter into an option agreement, in a form set out in Appendix "A" attached hereto or in such other form as approved by the Board, which agreement shall set out the Optionee's agreement that the Options are subject to the terms and conditions set forth in the Plan as it may be amended or replaced from time to time, the Grant Date, the name of the Optionee, the Optionee's position with the Corporation, the number of Options, the Option Price, the expiry date of the Option Period, the conditions (if any) imposed on the exercise of the Option, and such other terms and conditions as the Board may deem appropriate.

## 8. Termination of Employment, Engagement or Directorship

8.1 Optionees shall have 60 days from:

(a) the date on which the Optionee's employment, engagement or directorship with the Corporation or its Related Entity is terminated due to Retirement, Disability or Redundancy;

(b) the date the company by which the employee is employed and by virtue of which the Optionee is an Eligible Person ceases to be a Related Entity of the Corporation; or

(c) the date on which the undertaking or part undertaking of the company in which the employee is employed and by virtue of which the Optionee is an Eligible Employee is transferred or sold such that the company is no longer a Related Entity of the Corporation;

to exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of such termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.

8.2 Any Optionee whose employment, engagement or directorship with the Corporation or employment with the Corporation's Related Entity is terminated, other than for cause, at any time in the six months following a change of control of the Corporation (as hereinafter defined) shall have 90 days from the date of such termination to exercise any Option granted hereunder. All Options granted shall immediately vest on the date of such termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto. For the purposes of this Subsection 8.2, "change of control" shall mean the acquisition by a person, or combination of persons acting in concert, of:

(a) a sufficient number of the voting rights attached to the outstanding voting securities of the Corporation which together with the voting securities held by such person or persons, affect materially the control of the Corporation; or

(b) more than 50% of the voting rights attached to the outstanding voting securities of the Corporation;

and such persons or combination of persons did not hold a sufficient number of voting rights to affect materially the control of the Corporation immediately prior to the time of such acquisition.

8.3 In the event of the death of an Optionee, either while in the employment or engagement or while a director of the Corporation or its Related Entity or after Retirement or Disability, the Optionee's executor, administrator or other personal representative who have acquired the right to exercise such Option from the Optionee by will or the laws of devolution may, within 365 days from the date of the Optionee's death, exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of the Optionee's death; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.

8.4 In the event an Optionee's employment, engagement or directorship with the Corporation or its Related Entity terminates for any reason other than for cause, death, or in the circumstances described in Subsections 8.1, 8.2 or 8.3 hereof, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of termination no later than thirty (30) days after such termination. In the event an Optionee's employment, engagement or directorship is terminated for cause, each Option held by the Optionee that has not been exercised prior to such termination shall lapse and become null and void immediately upon such termination.

8.5 The Board may also in its sole discretion increase the periods permitted to exercise all or any of the Options covered by any Grant following a termination of employment, engagement or directorship as provided in Subsections 8.1, 8.2, 8.3 or 8.4 above, if allowable under applicable law; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

8.6 This Plan and any instrument executed pursuant to either of them will not:

(a) confer on any Optionee any right to continue in employment, engagement or directorship with the Corporation or its Affiliates;

(b) affect the right of the Corporation, to terminate the employment, engagement or directorship of any Optionee without liability at any time with or without cause;

(c) impose upon the Board (or, if so delegated, the Compensation Committee) or any other person any duty or liability whatsoever (whether in contract, tort, or otherwise howsoever) in connection with:

(i) the lapsing of any Option pursuant to the Plan;

(ii) the failure or refusal to exercise any discretion under the Plan; or

(iii) a holder of an Option ceasing to be an Eligible Person for any reason whatever.

8.7 The benefit of Subsection 8.6 is given to the Corporation for itself and as trustee and agent of each of its Related Entity. To the extent that this Section benefits any company, which is not a party to the Plan, the benefit shall be held on trust and as agent by the Corporation for such company and the Corporation may, at its discretion, assign the benefit of Subsection 8.6 to any such company.

**9. <u>Exercise of Options</u>**

9.1 Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised, together with a certified cheque or bank draft for the aggregate of the Option

Prices to be paid for the Shares to be purchased. Certificates for such Shares shall be issued and delivered to the Optionee not later than 30 days following the receipt of such notice and payment.

9.2 No less than 100 Options may be exercised at any one time, except where a smaller number of Options is or remains exercisable pursuant to a grant, in which case, such smaller number of Options must be exercised at one time.

## 10. Adjustment on Alteration of Share Capital

10.1 In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the Option Price therefor shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board.

10.2 If the Corporation amalgamates, consolidates with or merges with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise (the right to do so being hereby expressly reserved), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation or merger if the Optionee had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation or merger and the Option Price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of the Plan.

10.3 In the event of a change in the Corporation's currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

10.4 In the event of any change affecting the Shares other than the changes referred to in Subsections 10.1, 10.2 and 10.3, such adjustment, if any, shall be made as may be deemed equitable by the Board to properly reflect such event.

10.5 No adjustment provided in this Section 10 shall require the Corporation to issue a fractional Share and the total adjustment with respect to each Option shall be limited accordingly.

## 11. Regulatory Approval

11.1 Notwithstanding any of the provisions contained in the Plan or any Option, the Corporation's obligation to grant Options and issue Shares pursuant to the exercise of an Option and to issue and deliver certificates for such securities to an Optionee shall be subject to:

(a) compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada ("Regulators");

(b) compliance with the requirements of the Exchange, if applicable; and

(c) receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

11.2 The Corporation shall in no event be obligated to take any action in order to cause the issuance and delivery of such certificates to comply with any laws, regulations, rules, orders or requirements.

11.3 If any amendment, modification or termination to the provisions hereof or any Option made pursuant hereto are required by any Regulators or a stock exchange or market as a condition of approval to a distribution to the public of any Shares or to obtain a listing or quotation of any Shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any Options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without requiring the consent or agreement of any Optionee.

## 12. Miscellaneous

12.1 An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Corporation by such exercise, except to the extent Shares are issued therefor and then only from the date such Shares are issued. No adjustment shall be made for dividends or distributions or other rights which the record date is prior to the date such Shares are issued pursuant to the exercise of Options.

12.2 The Corporation may require an Optionee, as a condition of exercise of an Option, to pay or reimburse any taxes which are required to be withheld in connection with the exercise of such Option.

## 13. Effective Date, Amendment and Termination

13.1 The Plan is effective as of April 23, 2001. The Plan has been amended and restated as of June 30, 2004, April 26, 2005, September 26, 2005 and as of May 16, 2006.

13.2 The Board may, subject where required to Regulators and/or Exchange approval, from time to time amend, suspend or terminate the Plan in whole or in part.

13.3 No action by the Board to terminate the Plan pursuant to this Section 13 shall affect any Options granted hereunder which became effective pursuant to the Plan prior to such action.

13.4 Except as set out below, the Board may amend, modify or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the Optionee's consent to such action shall be required unless the Board determines that the action, when taken with any related action, would not adversely affect the Optionee or is made pursuant to Section 11 hereof.

The Option Price of any outstanding Option to non-Insiders may not be reduced unless Shareholder approval is obtained by way of a resolution passed by a majority of the votes cast by the Shareholders at a meeting of Shareholders. The Option Price of any outstanding Option granted may not be reduced and the original Option Period may not be extended to the benefit of Insiders unless disinterested Shareholder approval is obtained in accordance with TSX requirements.

13.5 Notwithstanding any provision contained in the Plan, effective May 16, 2006, the Plan must be reconfirmed, every three years, by a resolution passed by a majority of the votes cast by Shareholders at a meeting of Shareholders and if the Plan is not reconfirmed by the Shareholders as required by this provision, no further grants of Options may be made under the Plan.

## APPENDIX A

**Incentive Stock Option Plan of**
**Polaris Minerals Corporation**

## OPTION AGREEMENT

This Option Agreement is entered into between Polaris Minerals Corporation (the "Corporation") and the Optionee named below pursuant to the Corporation's Incentive Stock Option Plan, as amended (the "Plan") a copy of which is attached hereto, and confirms the following:

1. Grant Date: ______________________________

2. Optionee: ______________________________

3. Optionee's Position with the Corporation: ______________________________

4. Number of Options: ______________________________

5. Option Price ($ per Share): $______________________________

6. Expiry Date of Option Period: ______________________________

7. Each Option that has vested entitles the Optionee to purchase one Share at any time up to 4:30 p.m. Vancouver time on the expiry date of the Option Period. The Options vest as follows:

   (a) 25% of the Options granted shall vest immediately upon the Grant Date;

   (b) an additional 25% of the Options granted shall vest after the expiry of a period of 6 months from the Grant Date; and

   (c) an additional 25% of the Options granted shall vest after the expiry of a period of 9 months from the Grant Date; and

   (d) an additional 25% of the Options granted shall vest after the expiry of a period of 12 months from the Grant Date.

8. The Option is non-assignable and non-transferrable otherwise than, by will or by the law governing the devolution of property, to the Optionee's executor, administrator or other personal representative in the event of death of the Optionee.

9. This Option Agreement is subject to the terms and conditions set out in the Plan, as amended or replaced from time to time. In the case of any inconsistency between this Option Agreement and the Plan, the Plan shall govern.

10. Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

11. By signing this agreement, the Optionee acknowledges that he, she, or its authorized representative has read and understands the Plan and agrees that the Options are granted under and governed by the terms and conditions of the Plan, as may be amended or replaced from time to time.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the _____ day of ___________, ______.

| | | |
|---|---|---|
| **SIGNED, SEALED AND DELIVERED** | ) | |
| **by _________________________ in the** | ) | |
| **presence of:** | ) | |
| | ) | |
| ______________________________ | ) | ______________________________ |
| **Signature of Witness** | ) | **Signature by Optionee** |
| | ) | |
| ______________________________ | ) | ______________________________ |
| **Print Name** | ) | **Print Name** |

**POLARIS MINERALS CORPORATION**

Per: ______________________________
Authorized Signatory

## Notice of Exercise of Incentive Stock Option

TO: POLARIS MINERALS CORPORATION (the "Company")

I wish to exercise _______________ of the incentive stock options granted to me by the Company at the price of CDN $_____________ per share and enclose herewith the amount of $_______________ in payment of the total exercise price for such shares.

DATED as of _________________________, 200____.

_________________________________

*Signature of Optionee*

_________________________________

*Please print name of Optionee*

Please have the share certificate issued as follows:

| **Registration Instructions:** | | **Delivery Instructions:** | |
|---|---|---|---|
| Name | | Name | |
| Account reference, if applicable | | Account reference, if applicable | |
| Address | | Address | |
| Telephone Number | Fax Number | Telephone Number | Fax Number |
| Contact Name | | Contact Name | |

28

**SHAREHOLDER RIGHTS PLAN AGREEMENT**

**DATED AS OF OCTOBER 17, 2005**

**between**

**POLARIS MINERALS CORPORATION**

**and**

**COMPUTERSHARE INVESTOR SERVICES INC.**

**as Rights Agent**

## TABLE OF CONTENTS

Page

THIS AGREEMENT made as of the 17th day of October, 2005.

BETWEEN:

**POLARIS MINERALS CORPORATION**, a Company existing under the laws of British Columbia,

(the "Company"),

AND:

**COMPUTERSHARE INVESTOR SERVICES INC.**, trust company existing under the laws of Canada, as rights agent,

(the "Rights Agent"),

RECITALS:

A. In order to maximize shareholder value the Board of Directors of the Company has determined that it is advisable for the Company to adopt a shareholder rights plan (the "Rights Plan");

B. In order to implement the Rights Plan the Board of Directors of the Company has:

(1) authorized the issuance, effective 12:01 a.m. (Vancouver time) on the next Business Day following the closing of the Company's initial public offering of Common Shares (as hereinafter defined) (the "Record Time") of one right (a "Right") in respect of each Common Share of the Company outstanding at the Record Time; and

(2) authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

C. Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Company (or, in certain cases, of certain other entities) pursuant to the terms and subject to the conditions set forth herein;

D. The Company desires to appoint the Rights Agent to act on behalf of the Company and holders of Rights, and the Rights Agent is willing so to act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein; and

E. The foregoing statements of fact and recitals are made by the Company and not the Rights Agent;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, the parties hereby agree as follows:

## ARTICLE 1
## INTERPRETATION

1.1 **Certain Definitions**

For the purposes of this Agreement, the following terms have the meanings indicated:

(a) **"Acquiring Person"** shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares of any class; provided, however, that the term "Acquiring Person" shall not include:

(i) the Company or any Subsidiary or Affiliate, any employee or executive or director, stock ownership or other employee or executive or director benefit plan, or trust for the benefit of employees of the Company or any Subsidiary or Affiliate or any Person organized, appointed or established by the Company for or pursuant to the terms of any such plan or trust;

(ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares of any class as a result of any one or any combination of:

(A) an acquisition or redemption by the Company or a Subsidiary of the Company of Voting Shares which, by reducing the number of Voting Shares, increases the percentage of outstanding Voting Shares Beneficially Owned by such Person to 20% or more of the Voting Shares then outstanding (a "Voting Share Reduction");

(B) an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid (a "Permitted Bid Acquisition");

(C) an acquisition of Voting Shares in respect of which the Board of Directors has waived the application of section 4.1 pursuant to the provisions of subsections 6.1(b), (c), (d) or (e) (an "Exempt Acquisition"); or

(D) a Pro Rata Acquisition;

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Voting Shares then outstanding by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition and thereafter such Person, while such Person is the Beneficial Owner of 20% or more of the Voting Shares then outstanding, becomes the Beneficial Owner of any additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares then outstanding (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition) then, as of the date such Person becomes the Beneficial Owner of such additional outstanding Voting Shares, such Person shall be an "Acquiring Person";

(iii) for the period of 10 days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on clause 1.1(e)(v) hereof because such Person makes or announces an intention to make a Take-over Bid alone or by acting jointly or in concert with any other Person and, for this purpose, "Disqualification Date" means the first date of public announcement that such Person is making or intends to make a Take-over Bid;

(iv) an underwriter or member of a banking or selling group acting in such capacity that becomes the Beneficial Owner of 20% or more of the Voting Shares of the Company in connection with a distribution of securities of the Company; or

(v) a Person (a "Grandfathered Person") who is the Beneficial Owner of more than 20% of the outstanding Voting Shares determined as of the Record Time; provided, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares then outstanding (other than through one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition);

(b) **"Act"** shall mean the *British Columbia Business Corporations Act,* as amended, and the regulations made thereunder, and any comparable or successor laws or regulations thereto;

(c) **"Affiliate"** shall have the meaning ascribed thereto in the Securities Act;

(d) **"Associate"** shall have the meaning ascribed thereto in the Securities Act;

(e) a Person shall be deemed the **"Beneficial Owner"** of, and to have **"Beneficial Ownership"** of, and to **"Beneficially Own"**:

(i) any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to acquire (whether such right is exercisable immediately or within a period of 60 days thereafter or upon the occurrence of a contingency) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing, (other than customary agreements with and between underwriters or banking group or selling group members with respect to an offering of securities and other than pledges of securities) or upon the exercise of any conversion right, exchange right, share purchase right (other than a Right), warrant or option;

(iii) any securities which are Beneficially Owned within the meaning of the foregoing provisions of this subsection 1.1(e) by any other Person with whom such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security where:

(iv) such security has been agreed to be deposited or tendered pursuant to a Permitted Lock-up Agreement, or is otherwise deposited or tendered, pursuant to any Take-over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any Person acting jointly or in concert with such Person until such deposited security has been taken up or paid for, whichever shall occur first;

(v) such Person holds such security, provided that:

(A) the ordinary business of such Person (an "Investment Manager") includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person or Persons (a "Client");

(B) such Person (a "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons ("Estate Accounts") or in relation to other accounts ("Other Accounts") and holds such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such Other Accounts; or

(C) such Person (an "Administrator") is the administrator or the trustee of one or more pension funds or plans (each a "Plan") registered under applicable laws and holds such security in the ordinary course of such duties for such Plans;

provided that the Investment Manager, Trust Company or Administrator, as the case may be, is not then making and has not announced a current intention to make a Take-over Bid (other than an Offer to Acquire Voting Shares or other securities of the Company by means of a distribution by the Company or ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market) alone or acting jointly or in concert with any other Person;

(vi) such Person, any of such Person's Affiliates or Associates or any Person acting jointly or in concert with such Person is:

(A) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security;

(B) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security; or

(C) a pension plan or fund registered under applicable laws which has the same Administrator as another such pension plan or fund on whose account the Administrator holds such security;

(vii) such Person holds such security, provided that the Person is a Plan or Person established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies and, in any such case, such Person holds such securities for the purposes of its activities as such a Person, and further provided that such Person:

(A) does not Beneficially Own more than 30% of the Voting Shares; and

(B) is not then making a Take-over Bid or has not then announced a current intention to make a Take-over Bid, alone or acting jointly or in concert with another Person, other than an Offer to Acquire Voting Shares or other securities by such Person by means of a distribution by the Company or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market;

(viii) such Person is:

(A) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager;

(B) an account of a Trust Company and such security is owned at law or in equity by the Trust Company; or

(C) a pension fund or plan and such security is owned at law or in equity by the Administrator thereof; or

(ix) where such Person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository;

(f) **"Board of Directors"** shall mean the board of directors of the Company or, if duly constituted and whenever duly empowered, the executive committee of the board of directors of the Company;

(g) **"Business Day"** shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in Vancouver are authorized or obligated by law to close;

(h) **"close of business"** on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the offices of the transfer agent for the Common Shares (or, after the Separation Time, the offices of the Rights Agent) are closed to the public in the city in which such transfer agent or Rights Agent has an office for the purposes of this Agreement;

(i) **"Common Share"** shall mean a common share of the Company and any other share of the Company into which such share is subdivided, consolidated, reclassified or changed;

(j) **"common shares"**, when used with reference to any Person other than the Company, shall mean the class or classes of shares (or similar equity interest) with the greatest per share (or similar interest) voting power entitled to vote generally in the election of all directors of such other Person;

(k) **"Competing Permitted Bid"** means a Take-over Bid that:

(i) is made after a Permitted Bid has been made and prior to the expiry of the Permitted Bid;

(ii) satisfies all components of the definition of a Permitted Bid other than the requirements set out in clause (ii) of the definition of a Permitted Bid; and

(iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date that is no earlier than the later of:

(A) the 60th day after the date on which the earliest Permitted Bid which preceded the Competing Permitted Bid was made; and

(B) 35 days after the date of the Take-over Bid constituting the Competing Permitted Bid;

and only if at the date that the Voting Shares are to be taken up more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Competing Permitted Bid and not withdrawn;

(l) **"controlled"** a company is "controlled" by another Person if:

(i) securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of the directors are held, directly or indirectly, by or for the benefit of the other Person; and

(ii) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such company;

and "controls", "controlling" and "under common control with" shall be interpreted accordingly;

(m) **"dividends paid in the ordinary course"** shall mean cash dividends paid at regular intervals in any financial year of the Company to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i) 200% of the aggregate amount of cash dividends declared payable by the Company on its Common Shares in its immediately preceding financial year;

(ii) 300% of the arithmetic average of the aggregate amounts of cash dividends declared payable by the Company on its Common Shares in its three immediately preceding financial years; and

(iii) 100% of the aggregate consolidated net income of the Company, before extraordinary items, for its immediately preceding financial year;

(n) **"Election to Exercise"** shall have the meaning ascribed thereto in clause 3.1(d)(ii);

(o) **"Exempt Acquisition"** shall have the meaning ascribed thereto in subclause 1.1(a)(ii)(C);

(p) **"Exercise Price"** shall mean, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of such Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price for each Right shall be $100.00;

(q) **"Expiration Time"** shall mean the earlier of:

(i) the Termination Time; and

(ii) the close of the next annual meeting of shareholders of the Company occurring after the third anniversary of the Record Time;

(r) **"Flip-in Event"** shall mean a transaction in or pursuant to which any Person shall become an Acquiring Person;

(s) **"Grandfathered Person"** shall have the meaning ascribed thereto in clause 1.1(a)(v);

(t) **"Independent Shareholders"** shall mean holders of Voting Shares other than:

(i) an Acquiring Person;

(ii) any Offeror (other than a Person who at the relevant time is deemed not to Beneficially Own such Voting Shares by reason of subclauses 1.1(d)(v) or (vii));

(iii) any Associate or Affiliate of such Acquiring Person or Offeror;

(iv) any Person acting jointly or in concert with such Acquiring Person or Offeror; and

(v) any Person who is a trustee of any employee benefit plan, stock purchase plan, deferred profit sharing plan and any other similar plan or trust for the benefit of employees of the Company or a Subsidiary of the Company, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid;

(u) **"Market Price"** per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in section 3.2 shall have caused the closing price in respect of any Trading Day ("Adjustment Trading Day") used to determine the Market Price not to be fully comparable with the closing price on such date of determination then "Market Price" shall mean the average of the daily closing prices per share of such

securities (determined as described below) for that number of consecutive Trading Days through and including the Trading Day which is the third Trading Day immediately prior to that Adjustment Trading Day or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(v) the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices, for each share of such securities as reported by the principal stock exchange in Canada on which such securities are listed and posted for trading;

(i) if for any reason neither of such prices is available on such day or the securities are not listed and posted for trading on any stock exchange in Canada, the last closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, each such security as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal national securities exchange in the United States on which such securities are listed or admitted to trading;

(ii) if for any reason none of such prices is available on such day or the securities are not listed and posted for trading on a stock exchange in Canada or a national securities exchange in the United States, the last quoted price, or if not so quoted, the average of the high bid and low asked prices for each share of such securities in the over-the-counter market, as reported by The Canadian Dealing Network Inc. or such other compatible system then in use; or

(iii) if on any such date the securities are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities;

provided, however, that if on any such date the securities are not traded on any exchange or in the over-the-counter-market and the price referred to in clause (iv) above is not available, the closing price per share of such securities on such date shall mean the fair value per share of such securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker with respect to the fair value per share of such securities;

(w) "**Offer to Acquire**" shall include:

(i) an offer to purchase, or a solicitation of an offer to sell Voting Shares; and

(ii) an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person who made the offer to sell;

(x) "**Offeror**" shall mean a Person who has publicly announced, and has not withdrawn, an intention to make, or who has made, and not withdrawn, a Take-over Bid, other than a Person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition;

(y) **"Offeror's Securities"** shall mean Voting Shares of the Company Beneficially Owned by an Offeror on the date of an Offer to Acquire;

(z) **"Permitted Bid"** means a Take-over Bid which is made by means of a take-over bid circular and which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of Voting Shares as registered on the books of the Company, other than the Offeror;

(ii) the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, an irrevocable and unqualified condition that all Voting Shares may be deposited pursuant to the Take-over Bid and that no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than 60 days after the date of the Take-over Bid and only if at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii) the Take-over Bid contains an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time between the date of the Take-over Bid and the date on which Voting Shares may be taken up and paid for and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv) the Take-over Bid contains an irrevocable and unqualified provision that if, on the date on which Voting Shares may be taken up and paid for, more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited pursuant to the Take-over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits of Voting Shares for not less than 10 Business Days from the date of such public announcement;

(aa) **"Permitted Bid Acquisition"** shall have the meaning ascribed thereto in subclause 1.1(a)(ii)(B);

(bb) **"Permitted Lock-up Agreement"** means an agreement between an Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with the Offeror and a Person (the "Locked-up Person") (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Company) not later than the date of the Lock-up Bid (as defined below), or if the Lock-up Bid has been made prior to the date of the Lock-up Agreement, not later than the first Business Day following the date of the Lock-up Agreement) who is not an Affiliate or Associate of the Offeror or a Person acting jointly or in concert with the Offeror whereby the Locked-up Person agrees to deposit or tender the Voting Shares held by the Locked-up Person to the Offeror's Take-over Bid or to any Take-over Bid made by any of the Offeror's Affiliates or Associates or made by any other Person acting jointly or in concert with the Offeror (the "Lock-up Bid"), where the agreement:

(i) (A) permits the Locked-up Person to withdraw the Voting Shares in order to tender or deposit the Voting Shares to another Take-over Bid or to support

another transaction that contains an offering price for each Voting Share that exceeds, or provides a value for each Voting Share that is greater than, the offering price contained or proposed to be contained in the Lock-up Bid;

(ii) (B) permits the Locked-up Person to withdraw the Voting Shares in order to tender or deposit the Voting Shares to another Take-over Bid or to support another transaction that contains an offering price for each Voting Share that exceeds, or provides a value for each Voting Share that is greater than, the offering price contained in or proposed to be contained in, the Lock-up Bid by as much or more than a specified amount (the "Specified Amount") and the Specified Amount is not greater than 7% of the offering price that is contained or proposed to be contained in the Lock-up Bid; or

(iii) (C) permits the Locked-up Person to withdraw the Voting Shares in order to tender or deposit the Voting Shares to another Take-over Bid for a number of Voting Shares at least 7% greater than the number of Voting Shares that were the subject of the Lock-up Bid at a price that is not less than the price or value per Voting Share offered under the Lock-up Bid; and

(iv) does not provide for any "break-up fees", "top-up fees", penalties, expenses or other amounts that exceed in the aggregate the cash equivalent of 2.5% of the price or value payable to the Locked-up Person under the Take-over Bid or one-half of the increased price or value that is paid pursuant to another Take-over Bid or transaction, whichever is the greater, in the event that the Locked-up Person fails to tender Voting Shares pursuant thereto in order to accept the other Take-over Bid or support another transaction;

and for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Voting Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other Take-over Bid or transaction.

(cc) **"Person"** shall include any individual, body corporate, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, group, unincorporated organization, syndicate, government or governmental agency or instrumentality or other entity;

(dd) "**Pro Rata Acquisition**" shall mean:

(i) the acquisition of Voting Shares as a result of a stock dividend, a stock split or other event pursuant to which a Person receives or acquires Voting Shares on the same pro rata basis as all other holders of the same class of Voting Shares;

(ii) the acquisition of Voting Shares pursuant to any regular dividend reinvestment plan or other plan made available by the Company to holders of all of its Voting Shares;

(iii) the receipt and/or exercise of rights issued by the Company to all the holders of a class of Voting Shares to subscribe for or purchase Voting Shares, provided that

such rights are acquired directly from the Company and not from any other Person, provided such Person does not thereby acquire a greater percentage of Voting Shares or securities convertible into or exchangeable for Voting Shares than the Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition; or

(iv) the acquisition of Voting Shares pursuant to a distribution by the Company of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible securities), (A) made pursuant to a prospectus or a securities exchange takeover bid, or to an amalgamation, merger or other statutory procedure requiring shareholders' approval, or (B) by way of private placement by the Company or upon the exercise by an individual employee of stock options granted under a stock option plan of the Company or rights to purchase securities granted under a share purchase plan of the Company, provided such Person does not thereby become the Beneficial Owner of more than 25% of the Voting Shares outstanding immediately prior to the distribution, and in making such determination the Voting Shares to be issued to such Person in such distribution shall be deemed to be held by such Person and shall not be included in the aggregate number of outstanding Voting Shares immediately prior to the distribution;

(ee) **"Record Time"** shall mean 12:01 a.m. (Vancouver time) on the next Business Day following the closing of the Company's initial public offering of Common Shares;

(ff) **"Right"** shall have the meaning ascribed thereto in the recitals hereto;

(gg) **"Rights Agent"** shall mean Computershare Investor Services Inc.;

(hh) **"Rights Certificates"** shall mean the certificates representing the Rights after the Separation Time, which shall be in the form attached hereto as Exhibit A;

(ii) **"Rights Register"** and "Rights Registrar "shall have the respective meanings ascribed thereto in subsection 2.3(a);

(jj) **"Securities Act"** shall mean the Securities Act (British Columbia), as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto;

(kk) **"Separation Time"** shall mean the close of business on the eighth Trading Day after the earlier of:

(i) the Stock Acquisition Date; and

(ii) the date of the commencement of, or first public announcement (provided such announcement is made after the Record Time) of, the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid);

or such later time as may be determined by the Board of Directors; provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and provided further that, if any Take-over Bid referred to

in clause (ii) of this subsection 1.1(kk) expires, or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this subsection 1.1(kk), never to have been made;

(ll) **"Stock Acquisition Date"** shall mean the date of the first public announcement (which, for purposes of this definition, shall include, without limitation, the filing of a report pursuant to the Securities Act by the Company or an Acquiring Person) of facts indicating that a Person has become an Acquiring Person;

(mm) **"Subsidiary"** of a Person shall have the meaning ascribed thereto in the Securities Act;

(nn) **"Take-over Bid"** shall mean an Offer to Acquire Voting Shares or other securities of the Company if, assuming that the Voting Shares or other securities of the Company subject to the Offer to Acquire are acquired at the date of such Offer to Acquire by the Person making such Offer to Acquire, the Voting Shares Beneficially Owned by the Person making the Offer to Acquire would constitute in the aggregate 20% or more of the Voting Shares then outstanding;

(oo) **"Termination Time"** shall mean the time at which the right to exercise Rights shall terminate pursuant to subsections 6.1(f), 6.1(g) or section 6.17;

(pp) **"Trading Day"**, when used with respect to any securities, shall mean a day on which the principal Canadian securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian securities exchange, a Business Day; and

(qq) **"Voting Share"** shall mean any share in the capital of the Company to which is attached a right to vote for the election of all directors generally.

**1.2 Currency**

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

**1.3 Descriptive Headings**

Descriptive headings appear herein for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

**1.4 References to Agreement**

References to "this Agreement", "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this Agreement as a whole and not to any particular Article, section, subsection, clause, subclause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto.

**1.5 Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares**

(a) For the purposes of this Agreement, in determining the percentage of the outstanding Voting Shares of the Company with respect to which a Person is or is deemed to be the

Beneficial Owner, all unissued Voting Shares of the Company of which such Person is deemed to be the Beneficial Owner shall be deemed to be outstanding.

(b) The percentage of outstanding Voting Shares of the Company Beneficially Owned by any Person shall, for the purposes of this Agreement, be and be deemed to be the product determined by the formula:

$$100 \times \frac{A}{B}$$

where:

A = the number of votes for the election of all directors generally attaching to the outstanding Voting Shares of the Company Beneficially Owned by such Person; and

B = the number of votes for the election of all directors generally attaching to all outstanding Voting Shares of the Company.

The percentage of outstanding Voting Shares represented by any particular group of Voting Shares acquired or held by any Person shall be determined in like manner *mutatis mutandis*.

**1.6 <u>Acting Jointly or in Concert</u>**

For the purposes of this Agreement, a Person is acting jointly or in concert with another Person if such Person has any agreement, arrangement or understanding (whether formal or informal and whether or not in writing) with such other Person for the purpose of acquiring or Offering to Acquire any Voting Shares (other than customary agreements with and between underwriters and banking group or selling group members with respect to an offering of securities and other than pledges or hypothecs of securities in the ordinary course of business).

## ARTICLE 2
## THE RIGHTS

**2.1 <u>Legend on Certificates</u>**

Certificates for Common Shares issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence, in addition to the Common Shares, one Right for each Common Share evidenced thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

UNTIL THE SEPARATION TIME (AS DEFINED IN THE RIGHTS AGREEMENT REFERRED TO BELOW), THIS CERTIFICATE ALSO EVIDENCES AND ENTITLES THE HOLDER HEREOF TO CERTAIN RIGHTS AS SET FORTH IN A SHAREHOLDER RIGHTS PLAN AGREEMENT, DATED AS OF OCTOBER 17, 2005 (THE "RIGHTS AGREEMENT"), BETWEEN POLARIS MINERALS CORPORATION (THE "COMPANY") AND COMPUTERSHARE INVESTOR SERVICES INC., AS RIGHTS AGENT (AS THE SAME MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME IN ACCORDANCE WITH THE TERMS THEREOF) THE TERMS OF WHICH ARE HEREBY INCORPORATED HEREIN BY REFERENCE AND A COPY OF WHICH MAY BE INSPECTED DURING NORMAL

BUSINESS HOURS AT THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY. UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE RIGHTS AGREEMENT, SUCH RIGHTS MAY BE TERMINATED, MAY EXPIRE, MAY BECOME VOID (IF, IN CERTAIN CASES, THEY ARE "BENEFICIALLY OWNED" BY AN "ACQUIRING PERSON", AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT, WHETHER CURRENTLY HELD BY OR ON BEHALF OF SUCH PERSON OR ANY SUBSEQUENT HOLDER) OR MAY BE EVIDENCED BY SEPARATE CERTIFICATES AND MAY NO LONGER BE EVIDENCED BY THIS CERTIFICATE. THE COMPANY WILL MAIL OR ARRANGE FOR THE MAILING OF A COPY OF THE RIGHTS AGREEMENT TO THE HOLDER OF THIS CERTIFICATE WITHOUT CHARGE AS SOON AS IS PRACTICABLE AFTER THE RECEIPT OF A WRITTEN REQUEST THEREFOR.

Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend until the earlier of the Separation Time and the Expiration Time.

**2.2 <u>Execution, Authentication, Delivery and Dating of Rights Certificates</u>**

(a) The Rights Certificates shall be executed on behalf of the Company by any of the Chairman of the Board, the President or any Vice-President (including any Senior Vice-President), together with any other of such persons or together with any one of the Secretary, the Treasurer, any Assistant Secretary or any Assistant Treasurer. The signature of any of the officers of the Company on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b) Promptly after the Company learns of the Separation Time, the Company will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Company to the Rights Agent for countersignature and disclosure statements describing the Rights, and the Rights Agent shall countersign in a manner satisfactory to the Company and deliver such Rights Certificates and disclosure statements to the holders of the Rights pursuant to subsection 3.1(c). No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of the countersignature thereof.

**2.3 <u>Registration, Registration of Transfer and Exchange</u>**

(a) After the Separation Time, the Company will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Company will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed the "Rights Registrar" for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Registrar at all reasonable times. After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection (c) of this section 2.3, the Company will execute, and the Rights

Agent will countersign, register and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this section 2.3, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

(d) The Company shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

**2.4 Mutilated, Destroyed, Lost and Stolen Rights Certificates**

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Company shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as the Rights Certificate so surrendered.

(b) If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time:

(i) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii) such security or indemnity as may be required by them to save each of them and any of their agents harmless,

then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a *bona fide* purchaser, the Company shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this section 2.4, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

(d) Every new Rights Certificate issued pursuant to this section 2.4 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Company,

whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued by the Company.

## 2.5 Persons Deemed Owners of Rights

The Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name such Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

## 2.6 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided for in this section 2.6, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company on request.

## 2.7 Agreement of Rights Holders

Every holder of Rights by accepting the same consents and agrees with the Company and the Rights Agent and with every other holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of the Rights held;

(b) that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c) that after the Separation Time, the Rights Certificates will be transferable only upon registration of the transfer on the Rights Register as provided herein;

(d) that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived his right to receive any fractional Rights or any fractional Common Shares upon exercise of a Right (except as provided herein);

(f) that, subject to the provisions of Section 6.5 hereof, without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

(g) notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other decree, order or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority prohibiting or otherwise restraining performance of such obligation.

2.8 <u>Rights Certificate Holder Not Deemed a Shareholder</u>

No holder, as such, of any Right or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share which may at any time be issuable on the exercise of such Right, nor shall anything contained herein or in any Rights Certificate be construed or deemed to confer upon the holder of any Right or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a shareholder of the Company or any right to vote at any meeting of shareholders of the Company whether for the election of directors or otherwise or upon any matter submitted to holders of any Common Shares at any meeting thereof, or to give or withhold consent to any action of the Company, or to receive notice of any meeting or other action affecting any shareholder of the Company except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by any Rights Certificate shall have been duly exercised in accordance with the terms and provisions hereof.

**ARTICLE 3**
**EXERCISE OF THE RIGHTS**

3.1 <u>Initial Exercise Price; Exercise of Rights; Detachment of Rights</u>

(a) Subject to adjustment as herein set forth, from and after the Separation Time and prior to the Expiration Time, each Right will entitle the holder thereof to purchase one Common Share for the Exercise Price (which Exercise Price and number of Common Shares are subject to adjustment as set forth below).

(b) Until the Separation Time:

(i) the Rights shall not be exercisable and no Right may be exercised; and

(ii) each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to be a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c) From and after the Separation Time and prior to the Expiration Time:

(i) the Rights shall be exercisable; and

(ii) the registration and transfer of the Rights shall be separate from and independent of Common Shares.

Promptly following the Separation Time, the Company will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time, (other than an Acquiring Person, and other than in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person but by the holder of Record of such Rights (a "Nominee")), at such holder's address as shown by the records of the Company (and the Company hereby agrees to furnish copies of such records to the Rights Agent for this purpose):

(iii) a Rights Certificate representing the number of Rights held by such holder at the Separation Time in substantially the form of Exhibit A hereto, appropriately completed and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(iv) a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in clauses (iii) and (iv)) of this subsection 3.1(c) only in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Company to determine whether any person is holding Common Shares which are Beneficially Owned by another Person, the Company may require such first mentioned person to furnish it with such information and documentation as the Company considers advisable.

(d) Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its principal office in Toronto or any other of the Rights Agent designated for that purpose from time to time by the Company with the approval of the Rights Agent:

(i) the Rights Certificate evidencing such Rights;

(ii) an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate duly completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii) payment by certified cheque, banker's draft or money order payable to the order of the Company, of a sum equal to the applicable Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of

certificates for the relevant Common Shares in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of the Rights Certificate which is accompanied by a completed Election to Exercise that does not indicate that such Right is null and void as provided by subsection 4.1(b) and payment as set forth in subsection 3.1(d), the Rights Agent (unless otherwise instructed in writing by the Company in the event that the Company is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i) requisition from a transfer agent for the relevant Common Shares, certificates representing the number of such Common Shares to be purchased (the Company hereby irrevocably authorizing its transfer agents to comply with all such requisitions);

(ii) when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii) after receipt of such Common Share certificate, deliver the same to or to the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iv) when appropriate, after receipt, deliver such cash referred to in clause 3.1(e)(ii) to or to the order of the registered holder of the Rights Certificate; and

(v) tender to the Company all payments received on exercise of the Rights.

(f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Company covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates representing such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, issued and delivered as fully paid and non-assessable;

(ii) take all such action as may be necessary and within its power to comply with any applicable requirements of the Act, the Securities Act and the Securities Acts or comparable legislation of each of the other provinces of Canada and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificate's and the issuance of any Common Shares upon exercise of Rights;

(iii) use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal exchanges on which the Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv) cause to be reserved and kept available out of its authorized and unissued Common Shares the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(v) pay when due and payable any and all federal and provincial transfer taxes (for greater certainty, not including any income taxes of the holder or exercising holder or any liability of the Company to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised.

**3.2 Adjustments to Exercise Price; Number of Rights**

The Exercise Price, the number of Common Shares or other securities subject to purchase upon the exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this section 3.2.

(a) In the event the Company shall at any time after the Record Time and prior to the Expiration Time:

(i) declare or pay a dividend on the Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) other than pursuant to any dividend reinvestment program;

(ii) subdivide or change the outstanding Common Shares into a greater number of Common Shares;

(iii) combine or change the outstanding Common Shares into a smaller number of Common Shares; or

(iv) issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) in respect of, in lieu of or in exchange for existing Common Shares,

the Exercise Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or other change, and the number of Common Shares or other securities, as the case may be, issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive, upon payment of the applicable Exercise Price then in effect, the aggregate number of Common Shares or other securities, as the case may be, which, if such Right had been exercised immediately prior to such date and at a time when the share transfer books of the Company were open, such holder would have been entitled to receive as a result of such dividend, subdivision, combination or reclassification. If an event occurs which would require an adjustment under both this section 3.2 and section 4.1, the adjustment provided for in this section 3.2 shall be in addition to, and shall be made prior to, any adjustment required pursuant to section 4.1.

(b) In case the Company shall at any time after the Record Time and prior to the Expiration Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them to subscribe for or purchase (for a period expiring within 45 calendar days after such record date) Common Shares (or shares having the same rights, privileges and preferences as Common Shares ("equivalent common shares")) or securities convertible into Common Shares or equivalent common shares at a price per Common Share or per equivalent common share (or having a conversion price per share, if a security convertible into Common Shares or equivalent common shares) less than 90% of the Market Price per Common Share on such record date, the Exercise Price in respect of the Rights to be in effect after such record date shall be determined by multiplying the Exercise Price in respect of the Rights in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares and/or equivalent common shares so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such Market Price per Common Share; and

(ii) the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares and/or equivalent common shares to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Such adjustment shall be made successively whenever such a record date is fixed and, in the event that such rights or warrants are not so issued, the Exercise Price in respect of the Rights shall be re-adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.

(c) For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to a dividend reinvestment plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Company; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

(d) In case the Company shall at any time after the Record Time and prior to the Expiration Time fix a record date for a distribution to all holders of Common Shares (including any such distribution made in connection with a merger in which the Company is the continuing company) of evidences of indebtedness or assets, including cash (other than a dividend paid in the ordinary course or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), or subscription rights or warrants entitling them to subscribe for or purchase Common Shares (excluding those referred to in subsection 3.2(b)) at a price per Common Share that is less than 90% of the Market Price per Common Share on such record date, the Exercise Price in respect of the

Rights to be in effect after such record date shall be determined by multiplying the Exercise Price in respect of the Rights in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights) of the portion of the cash, assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to a Common Share; and

(ii) the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed and, in the event that such distribution is not so made, the Exercise Price in respect of the Rights shall be adjusted to be the Exercise Price in respect of the Rights which would have been in effect if such record date had not been fixed.

(e) Notwithstanding anything herein to the contrary, no adjustment in an Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this subsection 3.2(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this section 3.2 shall be made to the nearest cent or to the nearest ten-thousandth of a Common Share or other share, as the case may be. Notwithstanding the first sentence of this subsection 3.2(e), any adjustment required by this section 3.2 shall be made no later than the earlier of:

(i) three years from the date of the transaction which mandates such adjustment; and

(ii) the Expiration Time.

(f) If as a result of an adjustment made pursuant to section 4.1, the holder of any Right thereafter exercised shall become entitled to receive any shares other than Common Shares, thereafter the number of such other shares so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as is practicable to the provisions with respect to the Common Shares contained in this section 3.2, and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other shares.

(g) All Rights originally issued by the Company subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the respective number of Common Shares, as the case may be, purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(h) Unless the Company shall have exercised its election as provided in subsection 3.2(i), upon each adjustment of an Exercise Price as a result of the calculations made in subsections 3.2(b) and (d), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise

Price, that number of Common Shares, as the case may be (calculated to the nearest one ten-thousandth), obtained by:

(i) multiplying:

(A) the number of such Common Shares which would have been issuable upon the exercise of a Right immediately prior to this adjustment; by

(B) the relevant Exercise Price in effect immediately prior to such adjustment of the relevant Exercise Price; and

(ii) dividing the product so obtained by the relevant Exercise Price in effect immediately after such adjustment of the relevant Exercise Price.

(i) The Company may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which such a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the relevant Exercise Price in effect immediately prior to adjustment of the relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price. The Company shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this subsection 3.2(i), the Company shall, as promptly as is practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to section 6.4, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates to be so distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Company, the relevant adjusted Exercise Price and shall be registered in the names of holders of record of Rights Certificates on the record date specified in the public announcement.

(j) Irrespective of any adjustment or change in an Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the relevant Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(k) In any case in which this section 3.2 shall require that an adjustment in an Exercise Price be made effective as of a record date for a specified event, the Company may elect to

defer, until the occurrence of such event, the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(l) Notwithstanding anything in this section 3.2 to the contrary, the Company shall be entitled to make such reductions in each Exercise Price, in addition to those adjustments expressly required by this section 3.2, as and to the extent that in its good faith judgment the Board of Directors shall determine to be advisable in order that any:

(i) consolidation or subdivision of Common Shares;

(ii) issuance wholly for cash of any Common Share or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii) stock dividends; or

(iv) issuance of rights, options or warrants referred to in this section 3.2,

hereafter made by the Company to holders of its Common Shares, shall not be taxable to such shareholders.

(m) The Company covenants and agrees that, after the Separation Time, it will not, except as permitted by section 6.1 or 6.5, take (or permit any Subsidiary of the Company to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(n) Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon exercise of the Rights is made at any time after the Separation Time pursuant to this section 3.2, the Company shall promptly;

i) file with the Rights Agent and with the transfer agent for the Common Shares a certificate specifying the particulars of such adjustment or change; and

ii) cause notice of the particulars of such adjustment or change to be given to the holders of the Rights;

provided that failure to file such certificate or cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

3.3 <u>Date on Which Exercise is Effective</u>

Each Person in whose name any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Share represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to

Exercise) and payment of the relevant Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the relevant Common Share transfer books of the Company are closed, such Person shall be deemed to have become the holder of record of such Common Shares on, and such certificate shall be dated, the next succeeding Business Day on which the relevant Common Share transfer books of the Company are open.

## ARTICLE 4
## ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

**4.1** **Flip-in Event**

(a) Subject to subsection 4.1(b) and subsections 6.1(a), (b) (c) and (d), in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective on and after the later of its date of issue and the close of business on the eighth Trading Day following the Stock Acquisition Date, the right to purchase from the Company, upon payment of the relevant Exercise Price and otherwise exercising such Right in accordance with the terms hereof, that number of Common Shares being the lesser of:

(i) that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the relevant Exercise Price for an amount in cash equal to the relevant Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustments provided for in section 3.2 upon each occurrence after the Stock Acquisition Date of any event analogous to any of the events described in section 3.2); and

(ii) that proportionate number of Common Shares issuable upon exercise of all the Rights which, when added to the total number of allotted Common Shares, equal the number of authorized Common Shares at that time.

(b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii) a transferee or other successor in title, directly or indirectly, (a "Transferee") of Rights held by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) who becomes a Transferee concurrently with or Subsequent to the Acquiring Person becoming an Acquiring Person in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), that has the purpose or effect of avoiding clause 4.1(b)(i)

shall become null and void without any further action, and any holder of such Rights (including any Transferee) shall not have any right whatsoever to exercise such Rights under any provision of this Agreement and shall not have thereafter any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c) In the event that there shall not be sufficient Common Shares authorized for issuance to permit the exercise in full of the Rights in accordance with clause 4.1(a)(i), the Company shall take all such reasonable action it considers prudent to authorize additional Common Shares for issuance upon the exercise of the Rights, subject to the ability of the Company to give notice of a shareholders meeting within the time periods specified by legislation and by regulatory authorities.

(d) From and after the Separation Time, the Company shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this section 4.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Act and the Securities Act or comparable legislation of any other applicable jurisdiction in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(e) Any Rights Certificate that represents Rights beneficially owned by a Person described in either clause 4.1 (b) (i) or (ii), and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

> "The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate of an Acquiring Person (including, without limitation, a Person who has entered into an agreement or arrangement to sell Shares to an Acquiring Person). This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in subsection 4.1 (b) of the Rights Agreement."

Provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Company in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.

## ARTICLE 5
## THE RIGHTS AGENT

5.1 **<u>General</u>**

(a) The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint one or more Co-Rights Agents as it may deem necessary or desirable subject to the prior written approval of the Rights Agent. In the event the Company appoints one or more

Co-Rights Agents, the respective duties of the Rights Agents and Co-Rights Agents shall be as the Company may determine with the written approval of the Rights Agent. The Company also agrees to indemnify the Rights Agent, its employees, officers and directors for, and to hold it harmless against, any loss, liability or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, opinion or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c) The Company shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and at any time, upon request, the Company shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Company, provided that failure to inform the Rights Agent of any such events, or any defect therein, shall not affect the validity of any action taken hereunder in relation to such events.

(d) The Company agrees to pay the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable fees and expenses (including reasonable counsel fees and disbursements) incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees and disbursements of any expert or advisor retained by the Rights Agent with the approval of the Company, acting reasonably).

5.2 <u>Merger or Amalgamation or Change of Name of Rights Agent</u>

(a) Any company into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any company resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any company succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such company would be eligible for appointment as a successor Rights Agent under the provisions of section 5.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights

Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

**5.3** **<u>Duties of Rights Agent</u>**

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) the Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Company) or such other experts as the Rights Agent considers are necessary to carry out its duties under this Agreement and the opinion of such counsel or other experts or advisors will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion and the Rights Agent shall be reimbursed for all fees and expenses incurred pursuant to subsection 5.1(a);

(b) whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, the Chief Executive Officer, the President or any Vice-President and by the Chief Financial Officer, the Treasurer or any Assistant-Treasurer or the Secretary or any Assistant-Secretary of the Company and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c) the Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct;

(d) the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Company only;

(e) the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Company of any covenant or condition

contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 4.1(b)) or any adjustment required under the provisions of section 3.2 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by section 3.2 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Shares will, when issued, be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(f) the Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g) the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any Person designated in writing by the Company, and to apply to such Persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such Person;

(h) the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity; and

(i) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

**5.4 <u>Change of Rights Agent</u>**

The Rights Agent may resign and be discharged from its duties under this Agreement upon 90 days' notice in writing (or such lesser notice as is acceptable to the Company) mailed to the Company and to each transfer agent of Common Shares by registered or certified mail, and to the holders of the Rights in accordance with section 6.8. The Company may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail, and to the holders of the Rights in accordance with sections 6.8 and 6.9. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company will appoint a successor to the Rights Agent. If the Company fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate for inspection by the Company), then the Rights Agent or

the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent at the Company's expense. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a company incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent upon payment of its outstanding fees and expenses shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this section 5.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

## ARTICLE 6
## MISCELLANEOUS

**6.1 Redemption and Waiver**

(a) The Board of Directors acting in good faith may, at its option, at any time prior to the Separation Time, elect to redeem all but not less than all of the then outstanding rights at a redemption price of $0.00001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 3.2, if an event of the type analogous to any of the events described in section 3.2 shall have occurred (such redemption price being herein referred to as the "Redemption Price"). The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may determine.

(b) Until the occurrence of the Flip-in Event as to which the application of section 4.1 has not been waived pursuant to this section 6.1, upon written notice to the Rights Agent, the Board of Directors may waive the application of section 4.1 to that Flip-in Event, in which case it must also waive the application of section 4.1 to any other Flip-in Event then in existence.

(c) Notwithstanding the provisions of subsection 6.1(b), the Board of Directors may prior to the tenth Business Day after the Stock Acquisition Date waive the application of section 4.1 to any particular Flip-in Event, provided that both of the following conditions are satisfied:

(i) the Board of Directors has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and

(ii) such Acquiring Person has reduced his Beneficial Ownership of Voting Shares such that at the time of waiver pursuant to this subsection 6.1(c) it is no longer an Acquiring Person.

(d) The Board of Directors shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person who has made a Permitted Bid, a Competing Permitted Bid or Take-over Bid in respect of which the

Board of Directors has waived or is deemed to have waived pursuant to subsection 6.1(b) the application of section 4.1, takes up and pays for Voting Shares pursuant to the terms and conditions of such Permitted Bid, Competing Permitted Bid or Take-over Bid, as the case may be.

(e) Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to this section 6.1(e), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(f) If the Rights are redeemed in accordance with this section 6.1, the right to exercise the Rights will thereupon, without further action and without notice, terminate, and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(g) Within 10 days after the election or deemed election to redeem the Rights in accordance with this section 6.1, the Company shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the Transfer Agent for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Company may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this section 6.1 or in section 6.4, and other than in connection with the purchase of Common Shares prior to the Separation Time.

(h) If a redemption pursuant to subsection 6.1(a) or a waiver pursuant to subsection 6.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if authorized by a majority of the votes cast by Independent Shareholders present in person or represented by proxy at a meeting of such holders duly called and held in compliance with applicable laws and with the articles of the Company.

(i) If a redemption pursuant to subsection 6.1(a) or a waiver pursuant to subsection 6.1(b) is proposed at any time on or after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if authorized by a majority of the votes cast by the holders of Rights present in person or represented by proxy at a meeting of such holders duly called and held. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote and the procedures for the calling, holding and conduct of a meeting of holders of Rights shall be those as nearly as may be possible, which are provided in the Company's articles and the Act (or such other corporate statute that the Company may become subject to) with respect to meetings of shareholders of the Company.

**6.2 Expiration**

No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in section 5.1.

**6.3 Issuance of New Rights Certificate**

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

**6.4 Fractional Rights and Fractional Shares**

(a) The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Right would otherwise be issuable, an amount in cash equal to the fraction of the Market Price of a whole Right that the fraction of a Right which would otherwise be issuable is of one whole Right.

(b) The Company shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Company shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of a whole Common Share that the fraction of a Common Share which would otherwise be issuable upon the exercise of such right is of one whole Common Share at the date of such exercise.

(c) The Rights agent shall have no obligation to make any payments in lieu of issuing fractions of Rights or Common Shares pursuant to paragraph (a) or (b), respectively, unless and until the Company shall have provided to the Rights Agent the amount of cash to be paid in lieu of issuing such fractional Rights or Common Shares, as the case may be.

**6.5 Supplements and Amendments**

(a) The Company may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations thereunder, or which are required by the Toronto Stock Exchange or other securities regulatory authorities. The Company may, at or prior to the meeting of shareholders of the Company referred to in Section 6.17, or any adjournment thereof, to be held for shareholders of the Company to consider and, if deemed advisable, to adopt a resolution approving, ratifying and confirming this Agreement and the Rights issued pursuant thereto supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this section 6.5 to the contrary, no such supplement or amendment shall be made to the provisions of Article 5 except with the written concurrence of the Rights Agent to such supplement or amendment and the approval of applicable regulatory bodies.

(b) Subject to subsection 6.5(a) and receipt of applicable regulatory approval, the Company may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the articles and/or by-laws (as the case may be) of the Company.

(c) Subject to subsection 6.5(a), the Company may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, amend, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 5 except with the written concurrence of the Rights Agent thereto.

(d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company's articles and/or by-laws, as the case may be, and the Act with respect to meetings of shareholders of the Company.

(e) Any amendments made by the Company to this Agreement pursuant to subsection 6.5(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulation thereunder shall:

(i) if made before the Separation Time, be submitted to the shareholders of the Company at the next meeting of shareholders and the shareholders may, by the majority referred to in subsection 6.5(b), confirm or, reject such amendment; and

(ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for a date not later than immediately following the next meeting of shareholders of the Company and the holders of Rights may, by resolution passed by the majority referred to in subsection 6.5(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent amendment to this Agreement to

substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.

(f) The Company shall give notice in writing to the Rights Agent of any supplement, amendment, deletion, variation or rescission to this Agreement pursuant to section 6.5 within five Business Days of the date of any such supplement, amendment, deletion, variation or rescission, provided that failure to give such notice, or any defect therein, shall not affect the validity of any such supplement, amendment, deletion, variation or rescission.

6.6 **Rights of Action**

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against, actual or threatened violations of, the obligations of any Person subject to this Agreement.

6.7 **Notice of Proposed Actions**

In case the Company shall propose after the Separation Time and prior to the Expiration Time:

(a) to effect or permit (in cases where the Company's permission is required) any Flip-in Event; or

(b) to effect the liquidation, dissolution or winding-up of the Company or the sale of all or substantially all of the Company's assets,

then, in each such case, the Company shall give to each holder of a Right, in accordance with section 6.8, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution or winding-up is to take place, and such notice shall be so given at least 20 Business Days prior to the date of taking such proposed action.

6.8 **Notice to the Company and to Holders**

Any notice, request, demand or other communication required or permitted to be given hereunder shall be in writing and given by delivering such notice, request, demand or other communication by post or courier, or transmitting it by facsimile:

(a) to the Company at:

Polaris Minerals Corporation
999 West Hastings Street, Suite 1780
Vancouver, B.C. V6C 2W2

Telecopier No.: (604) 915-5001

(b) to a Holder at the address or facsimile number (if any) appearing on the register, and if; in the case of joint Holders, more than one address appears in the register in respect of such joint holding, notice shall be addressed or transmitted by facsimile to the first address or facsimile number (if any) so appearing.

**6.9 Notice to Rights Agent**

Any notice, request, demand or other communication to the Rights Agent under the provisions of this Agreement shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the Rights Agent at its principal office in the City of Vancouver at Computershare Investor Services Inc., 510 Burrard Street, 2nd floor, Vancouver, British Columbia, V6C 3B9, in each case, Attention: Manager, Client Services Department, or if transmitted by facsimile to the Rights Agent at (604) 661-9401, Attention: Manager, Client Services Department.

**6.10 Receipt of Notices**

Any notice, request, demand or other communication given to the Company, the Rights Agent or any Holder shall be deemed to have been duly given if in writing and: (i) upon actual receipt if delivered by hand; (ii) upon confirmation of error-free transmission if sent by facsimile; (iii) upon the date of delivery indicated by the deliverer if delivered by a reputable courier (recipient signature not required) or (iv) three days after being placed in a post box of Canada Post Corporation (or any successor thereto), postage prepaid (unless there shall be an interruption in mail service) and sent to the respective party at the address or facsimile number set forth in or determined pursuant to Section 6.8 or 6.9.

**6.11 Costs of Enforcement**

The Company agrees that if it or any other Person the securities of which are purchasable upon exercise of Rights fails to fulfill any of its obligations pursuant to this Agreement, then the Company or such Person will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

**6.12 Successors**

All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

**6.13 Benefits of this Agreement**

Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of the Rights.

**6.14 Governing Law**

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and

construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

### 6.15 Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

### 6.16 Severability

If any section, subsection, clause, subclause, term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such section, subsection, clause, subclause, term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining sections, subsections, clauses, subclauses, terms and provisions hereof or the application of such section, subsection, clause, subclause, term or provision to circumstances other than those as to which it is held invalid or unenforceable.

### 6.17 Effective Date

This Agreement is in full force and effect in accordance with its terms from the Record Time. At the third next annual meeting of shareholders of the Company following the Record Time, the Company shall request confirmation of this Agreement by the holders of its Voting Shares. If this Agreement is not confirmed by a majority of votes cast by holders of Voting Shares who vote in respect of the confirmation of this Agreement at such meeting, then this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the close of business on the date of termination of such meeting.

### 6.18 Rights of Board, Company and Offeror

Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of Voting Shares of the Company reject or accept any Take-over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the shareholders of the Company) with respect to any Take-over Bid otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

### 6.19 Determinations and Actions by the Board of Directors

The Board of Directors shall have the exclusive power and authority to administer this Agreement in accordance with the terms hereof. All such actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, shall not subject the Board of Directors or any director of the Company to any liability to the holders of the Rights.

### 6.20 Time of the Essence

Time shall be of the essence in this Agreement.

**6.21** **Regulatory Approvals**

Any obligation of the Company or action contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any applicable regulatory authority including, without limiting the generality of the foregoing, any necessary approvals of The Toronto Stock Exchange or any other stock exchange.

*[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]*

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

**POLARIS MINERALS CORPORATION**

By: ________________________________

________________________________

**COMPUTERSHARE INVESTOR SERVICES INC.**

By: ________________________________

________________________________

## EXHIBIT A

## FORM OF RIGHTS CERTIFICATE

**Certificate No.__________** **___________Rights**

## RIGHTS CERTIFICATE

This certifies that ____________________________ is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement made as of the July 5, 2005 (the "Rights Agreement") between Polaris Minerals Corporation, a company incorporated under the laws of the Province of British Columbia (the "Company") and Computershare Investor Services Inc., a trust company incorporated under the laws of Canada, as rights agent (the "Rights Agent", which term shall include any successor Rights Agent under the Rights Agreement) to purchase from the Company at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid Common Share of the Company (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise and Declaration of Ownership duly executed and submitted to the Rights Agent at its principal office in the city of Vancouver. The Exercise Price shall initially be $100.00 per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.

In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase or receive assets, debt securities or shares in the capital of the Company other than Common Shares, or more or less than one Common Share, all as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Company and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Company and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate (i) may be, and under certain circumstances are required to be, redeemed by the Company at a redemption price of $0.00001 per Right and (ii) may be exchanged at the option of the Company for cash, debt or equity securities or other assets of the Company.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other shares of the Company which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders of the Company at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders of the Company (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been manually countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Company.

Date: ______________________________

**POLARIS MINERALS CORPORATION**

By: ***"Harry Sutherland"***
Vice President Finance & CFO

______________________________

Countersigned:

**COMPUTERSHARE INVESTOR SERVICES INC.**

By: ***"Chad Emnace"***
Authorized Signature

***"Raj Patel"***
Authorized Signature

## FORM OF ELECTION TO EXERCISE

TO: **POLARIS MINERALS CORPORATION**

The undersigned hereby irrevocably elects to exercise ____________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued to:

Name

Address

City and Province

Social Insurance Number or other taxpayer identification number

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

Name

Address

City and Province

Social Insurance Number or other taxpayer identification number

Dated:

Signature Guaranteed:

Signature
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

The signature to this assignment must correspond with the name as recorded on the certificates in every particular without alteration or enlargement or any change whatever. If this assignment is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Company. The signature of the person executing this power must be guaranteed by a Canadian Schedule 1 chartered bank or major Canadian trust company or Medallion Guaranteed by a member of a recognized Medallion Guarantee Program.

(To be completed if true)

The undersigned hereby represents, for the benefit of the Company and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any Person acting jointly or in concert with any of the foregoing (as such terms are defined in the Rights Agreement).

Signature

## FORM OF ASSIGNMENT

FOR VALUE RECEIVED ____________________________________________

hereby sells, assigns and transfers unto ____________________________________

____________________________________________________________
(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein.

Dated:

Signature Guaranteed:

____________________________________
Signature
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

The signature to this assignment must correspond with the name as recorded on the certificates in every particular without alteration or enlargement or any change whatever. If this assignment is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Company. The signature of the person executing this power must be guaranteed by a Canadian Schedule 1 chartered bank or major Canadian trust company or Medallion Guaranteed by a member of a recognized Medallion Guarantee Program.

(To be completed if true)

The undersigned hereby represents, for the benefit of the Company and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any person acting jointly or in concert with any of the foregoing (as defined in the Rights Agreement).

____________________________________
Signature

## NOTICE

In the event the certification set forth above in the Forms of Assignment and Election is not completed, the Company will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and accordingly such Rights will be null and void.

29

# TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT AGREEMENT

**THIS AGREEMENT** made as of the 21st day of December, 2005, in the City of Vancouver, Province of British Columbia, Canada.

**BETWEEN:**

**POLARIS MINERALS CORPORATION**
a company incorporated under the laws of British Columbia with an office in the City of Vancouver in the Province of British Columbia (the "Company")

**AND:**

**COMPUTERSHARE INVESTOR SERVICES INC.**
a company incorporated under the laws of Canada with an office in the City of Vancouver in the Province of British Columbia ("Computershare")

**This Agreement witnesses that in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties covenant and agree as follows:**

## 1. Transfer Agent and Registrar

1.1 The Company hereby appoints Computershare as of the date of this Agreement (the "Effective Date") as its transfer agent and registrar ("Transfer Agent") to keep the register of holders and the register of transfers at its principal office in the City of **Vancouver** [and branch registers of transfers at stock transfer office(s) in the city(ies) of Toronto, and such additional cities as may be confirmed to Computershare hereafter pursuant to the written direction of the Company], for the **Common** shares of the Company (the "Shares"), and Computershare hereby accepts such appointment upon the terms herein contained.

1.2 Computershare shall, at such offices, keep the Company's register of holders, register of transfers and branch register(s) of transfers (collectively the "Registers") and unissued share certificates and, subject to any general or particular instructions as may from time to time be given to it by the Company, Computershare shall:

(a) make such entries from time to time in the Registers as may be necessary in order that the accounts of each holder of Shares be properly and accurately kept and transfers of Shares properly recorded;

(b) upon payment of any applicable transfer taxes, countersign, register and issue share certificates to the shareholders entitled thereto, representing the Shares held by or transferred to them, respectively;

(c) record the particulars of all transfers of Shares upon the Registers; and

(d) furnish to the Company, upon the reasonable request and at the expense of the Company, such statements, lists, entries, information and material, concerning transfers and other matters, as are maintained or prepared by it as Transfer Agent and/or Dividend Disbursing Agent of the Company.

1.3 The Company agrees that on and after the Effective Date and so long as this Agreement is in force, it shall not issue any certificates for Shares without such certificates being countersigned by Computershare in its capacity as Transfer Agent.

1.4 The Company represents and warrants that all Shares issued and outstanding on the date of this Agreement are issued and outstanding as fully-paid and non-assessable and that with respect to future allotments and issuances of Shares, Computershare shall issue and regard such Shares as fully-paid and non-assessable.

1.5 In the case of the loss, theft or destruction of any certificate for Shares, the Company approves the Blanket Lost Instrument Bond Program, including the Waiver of Probate provision (collectively, the "Program") and authorizes Computershare to use the Program on the Company's behalf. Before a replacement certificate shall be issued, Computershare must receive: (a) evidence satisfactory to Computershare of the loss, theft or destruction of such certificate; and (b) an indemnity bond satisfactory to Computershare.

## 2. Shareholder Meetings

2.1 Computershare shall provide standard services in connection with one annual general meeting of shareholders during any one billing year.

## 3. Dividend Disbursing Agent

3.1 The Company hereby appoints Computershare as its Dividend Disbursing Agent to disburse to the holders of Shares of the Company dividends that may from time to time be declared by the board of directors of the Company and Computershare hereby accepts such appointment upon the terms herein contained.

3.2 Computershare shall disburse such dividends upon receiving a certified copy of a resolution of the board of directors of the Company declaring such dividends and, at least one business day before each payable date, funds in an amount sufficient for the payment of such dividends. The Company shall deliver sufficient funds to Computershare by electronic transfer or certified cheque or make such other arrangements for the provision of funds as may be agreeable between the parties. Notwithstanding the aforementioned, all payments in excess of $25 million in Canadian dollars (or such other amount as determined from time to time by the Canadian Payments Association) must be made by electronic transfer.

## 4. Sub-Agents

4.1 The Company acknowledges and agrees that Computershare may, notwithstanding any other provision of this Agreement, appoint one or more agents ("Sub-agents") to maintain branch registers of transfers kept in cities outside of Canada, if any. Computershare shall notify the Company of any such Sub-agent so appointed.

## 5. Signatories

5.1 The Company shall deliver to Computershare certified specimens of the signatures of the directors and/or officers of the Company authorized to sign share certificates and other documents.

5.2 The Company shall deliver any evidence of its appointment of signatories which may be requested from time to time by Computershare.

5.3 Computershare may act upon any signature, certificate or other document believed by it to be genuine and to have been signed by the proper person or persons or refuse to transfer a share certificate if it is not satisfied as to the propriety of the requested transfer.

**6. Legal Advice and Appointment of Agents**

6.1 Computershare may, at its discretion and as it reasonably requires for the purpose of discharging its duties or determining its rights hereunder, refer any matter to the Company, the Company's legal counsel, or the legal counsel for Computershare, for direction and advice, and may retain consultants, experts, advisors, agents or agencies, brokers or organizations, including organizations related to Computershare. All costs and expenses incurred pursuant to this Section shall be at the expense of the Company. Computershare shall be entitled to act and rely upon, and shall be fully protected in acting and relying upon, the services and advice provided pursuant to this Section.

**7. Limitation of Liability and Indemnification**

7.1 Computershare shall not be liable for any action taken or omitted to be taken by Computershare under or in connection with this Agreement, except for losses caused by Computershare's bad faith, wilful misconduct or gross negligence.

7.2 The Company hereby agrees to indemnify and hold harmless Computershare, its affiliates, their current and former directors, officers, employees and agents, from and against any and all claims, demands, losses, penalties, costs, expenses, fees and liabilities, including, without limitation, legal fees and expenses, directly or indirectly arising out of, in connection with, or in respect of, this Agreement, except where same results from gross negligence, wilful misconduct or bad faith on the part of Computershare.

7.3 Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, Computershare shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

7.4 Notwithstanding any other provision of this Agreement, any liability of Computershare shall be limited, in the aggregate, to the amount of fees paid by the Company to Computershare under this Agreement in the twelve (12) months immediately prior to Computershare receiving the first notice of the claim.

7.5 The provisions of this Section 7 shall survive the resignation or removal of Computershare or the termination of this Agreement.

**8. Protection of the Transfer Agent and Dividend Disbursing Agent**

8.1 Computershare shall:

(a) retain the right not to act and shall not be liable for refusing to act unless it has received clear instructions and/or documentation and sufficient time to give effect to such instructions and/or documentation;

(b) retain the right to refuse the transfer of any Shares in respect of a share certificate presented to Computershare until such time as Computershare is satisfied that such share certificate is valid, that the endorsement thereon is genuine and that the transfer requested is properly and legally authorized. Computershare shall not incur any liability in refusing in good faith to effect any transfer which in its judgment is improper or unauthorized, or in carrying out in good faith any transfer which in its judgment is proper or authorized. Computershare shall be entitled to treat as valid any certificate for Shares purporting to have been issued by or on behalf of the Company prior to the date of this Agreement;

(c) disburse funds hereunder only to the extent that funds have been deposited with it;

(d) if any funds are received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn;

(e) incur no liability with respect to the delivery or non-delivery of any share certificate whether delivered by hand, mail or other means;

(f) with respect to any amount held on account of dividends or other distributable amount which is unclaimed or which cannot be paid for any reason, be under no obligation to invest or reinvest the same but shall, subject to any applicable unclaimed property legislation, only be obligated to hold same in a current or other non-interest bearing account pending payment to the person or persons entitled thereto, and shall be entitled to retain for Computershare's own account any benefit earned by the holding of same prior to its disposition in accordance with this Agreement;

(g) be under no obligation to prosecute or defend any action or suit in respect of its agency relationship under this Agreement, but will do so at the request of the Company provided that the Company furnishes indemnity and funding satisfactory to Computershare against any liability, cost or expense which might be incurred; and

(h) with respect to meetings of securityholders, not be liable for having relied upon or deferred to the instructions or decisions of the Company, its legal counsel, or the chairman of the meeting.

## 9. Documents

9.1 The Company agrees that it will promptly furnish to Computershare from time to time:

(a) certified copies of all articles, any amendments thereto and all relevant By-laws;

(b) certified copies of all resolutions of the board of directors of the Company allotting or providing for the issuance of Shares;

(c) certified copies of all relevant documents and proceedings relating to increases and reductions in the Company's capital, the reorganization of or change in its share capital or the bankruptcy, insolvency or winding-up of the Company or the surrender of its charter; and

(d) that number of unissued share certificates as are reasonably requested by Computershare from time to time.

**10. Custody**

10.1 All share certificates surrendered to Computershare for cancellation shall be held by it for a period of six (6) years. Computershare shall not be required to hold such certificates after the expiry of such period, and may thereafter destroy such certificates without notice to the Company. The Company agrees to instruct Computershare from time to time as to the earlier disposal, if any, to be made of such share certificates. Any storage expenses incurred for retaining custody of the share certificates and related records in connection with the services hereunder shall be at the sole expense of the Company.

**11. Assignment**

11.1 Any entity resulting from the merger, amalgamation or continuation of Computershare or succeeding to all or substantially all of its transfer agency business (by sale of such business or otherwise), shall thereupon automatically become the Transfer Agent and Dividend Disbursing Agent hereunder without further act or formality. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their successors and assigns.

**12. Notices**

12.1 Any notice or communication to be given by one party to this Agreement to the other shall be in writing and delivered or sent, by courier, by personal delivery, by first class insured mail, or by facsimile transmission to the following address:

If to the Company: Polaris Minerals Corporation
999 West Hastings Street, Suite 1780
Vancouver, British Columbia, V6C 2W2
Facsimile: 604 915 5001
Attention: Mr. Harry Sutherland

If to Computershare: Computershare Investor Services Inc.
510 Burrard St
Vancouver, BC V6C 3B9
Facsimile: 604 661 9401

Attention: General Manager, Client Services

or to such other address as the party to whom such notice or communication is to be given shall have last designated to the party giving the same in the manner specified in this Section 12. Any such notice or communication shall be deemed to have been given and received by the

addressee: (a) if sent by courier or personal delivery, upon actual delivery; (b) if sent by mail, five (5) business days after posting; and (c) if sent by facsimile transmission, upon the same business day if given during the ordinary business hours of the addressee, or the next following business day if given outside of such hours.

**13. Fees and Expenses**

13.1 The Company shall pay Computershare for the above-mentioned services and for all additional services required to fulfill its obligations hereunder or provided in connection herewith in accordance with the existing tariff or schedule of fees, which fees are subject to revision by Computershare from time to time on thirty (30) days' written notice, and shall reimburse Computershare for all costs and expenses. Without limiting the generality of the foregoing and notwithstanding any other provision of this Agreement or of any tariff or schedule of fees, the Company agrees to pay Computershare such additional compensation, costs and expenses as are agreed between the parties to be warranted by any additional time, effort and/or responsibility incurred or expended by Computershare in order to comply with any laws it may be subject to as Transfer Agent and Dividend Disbursing Agent, including, without limitation, unclaimed property legislation.

13.2 The Company shall pay Computershare the fees and expenses within thirty (30) days of the date of Computershare's invoice. The Company acknowledges that late payment may be subject to interest charges as indicated on the invoice. All amounts so payable and the interest thereon will be payable out of any assets in the possession of Computershare in priority to amounts owing to any other persons.

13.3 The Company agrees that the fees of Computershare are confidential information. As such, the Company agrees not to disclose such fees to a third party without Computershare's prior written consent, save and except for disclosure (a) to the Company's professional advisors, held to strict confidence and (b) as required or otherwise compelled by law.

13.4 In the event the Company defaults in its payment obligations to Computershare hereunder, Computershare shall have the right, commencing thirty (30) days following written notification to the Company of such default and unless such default has been remedied, to immediately suspend service or terminate this Agreement, subject to Computershare's rights and recourses under this Agreement or applicable law.

**14. Further Assurances and Co-operation**

14.1 The parties hereto shall with reasonable diligence do all such things and provide all such reasonable assurances and execute all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement. The parties further acknowledge that the implementation of this Agreement will require the co-operation and assistance of each of them. In particular, the parties agree to work in co-operation with any Sub-agent that Computershare may duly appoint. The fees and expenses to Computershare of any such Sub-agent shall be added to and form part of its compensation hereunder, and shall be reimbursed by the Company as set forth above, provided that the parties may, with such Sub-agent, agree that the Sub-agent shall invoice the Company directly.

**15. Express Duties**

15.1 Computershare shall have no duties or obligations except as expressly provided in this Agreement.

**16. Tax**

16.1 The Company shall be solely responsible for all tax processing relating to or arising from the duties or actions contemplated by this Agreement, including evaluation, reporting, remittance, filing, and issuance of tax slips, summaries and reports, except as is specifically delegated to Computershare pursuant to this Agreement or as may be agreed subsequently, in writing by the parties. Computershare shall process only such tax matters as have been specifically delegated to it pursuant to this Agreement or as may be agreed subsequently, and, in so doing, Computershare does not undertake to carry out any inquiry, evaluation, reporting, remittance, filing or issuance of tax slips, summaries and reports necessarily incidental thereto, which shall remain the sole responsibility of the Company. Computershare shall be entitled to rely upon and assume, without further inquiry or verification, the accuracy and completeness of any tax processing information, documentation or instructions received by Computershare, directly or indirectly, from or on behalf of the Company or the shareholder. It is agreed that any direction must be supplied to Computershare prior to processing any entitlement or filing.

**17. Counterparts**

17.1 This Agreement may be executed in several counterparts and evidenced by a facsimile copy of an original execution page bearing the signature of each party, each of which when so executed shall be deemed to be an original, and such counterparts or facsimile copies thereof together shall comprise one and the same instrument and, notwithstanding their date of execution, shall be deemed to bear the date as of the date first above written.

**18. Force Majeure**

18.1 Except for the payment obligations of the Company contained herein, neither party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

**19. Entire Agreement**

19.1 This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof, except as specifically set forth herein. No amendment, supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the party to be bound thereby.

**20. Headings**

20.1 The insertion of headings and the division of this Agreement into Sections, Subsections and Schedules are not to be considered part of this Agreement and are included solely for convenience of reference and are not intended to be full or accurate descriptions of the contents hereof.

**21. Severability**

21.1 If any provision of this Agreement shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction, and shall not in any manner affect such provision or render it invalid or unenforceable in any other jurisdiction or affect any other provision of this Agreement in such jurisdiction or any other jurisdiction.

**22. Termination**

22.1 This Agreement may be terminated by either the Company or Computershare upon ninety (90) days' notice, in writing, being given to the other.

22.2 Upon the termination of this Agreement and provided that the Company is in compliance with all of the terms of this Agreement, including the payment of all amounts owing to Computershare hereunder, Computershare shall deliver over to the Company (or to such third party as the Company otherwise requests) the Registers, share certificates and any other documents connected with the business of the Company. A receipt signed by the Chairman, the President, any Vice President or the Corporate Secretary of the Company (or, where delivery to a third party is requested by the Company, a receipt signed by such third party) shall be a valid discharge to Computershare. With respect to unissued share certificates, unless the Company requests that such share certificates be delivered to a recognized banknote company, Computershare shall at the expense of the Company deface all references to Computershare on such certificates.

**23. Governing Law**

23.1 This Agreement shall be construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party accedes and submits to the jurisdiction of the courts of the Province of British Columbia and all courts of appeal therefrom.

**24. Business Day**

24.1 For purposes of this Agreement, "business day" means any day on which Computershare's offices are generally open for the transaction of commercial business, but does not in any event include a Saturday, Sunday, civic or statutory holiday in the Province of British Columbia or a day on which the Toronto Stock Exchange does not publicly trade.

**In witness whereof this Agreement has been duly executed by the parties hereto as of the date and at the place first above written.**

**POLARIS MINERALS CORPORATION**

**Per:** *"Harry Sutherland*

Per: ______________________________

COMPUTERSHARE INVESTOR SERVICES INC.

Per: *"Chad Emnace"*

Per: *"Raj Patel"*

DM_VAN/258296-00036/6410611.1

30

LAND TITLE ACT
**FORM C**
(Section 233)
Province of British Columbia

24 NOV 2005 11 59 EX149308

RECEIVED APR 30 2007 SEC MAIL PROCESSING SECTION WASH. DC 186

**GENERAL INSTRUMENT - PART 1** (This area for Land Title Office use)



1. APPLICATION: (Name, address, phone number and signature of applicant, applicant's solicitor or agent)

FASKEN MARTINEAU DuMOULIN LLP
Barristers and Solicitors
2100-1075 West Georgia Street
Vancouver, BC V6E 3G2
Telephone: (604) 631-3131
LTO Client No.: 11565

Signature of Josh Lewis (Solicitor or Authorized Agent)

2. **PARCEL IDENTIFIER(S) AND LEGAL DESCRIPTION(S) OF LAND*:**
(PID) (LEGAL DESCRIPTION)

SEE SCHEDULE

3. **NATURE OF INTEREST:***

| DESCRIPTION | DOCUMENT REFERENCE (page and paragraph) | PERSON ENTITLED TO INTEREST |
|---|---|---|
| Profit a Prendre over those lands shown in Reference Plan VIP79969 | Page 5, paragraph 2(a) | Transferee |

4. **TERMS:** Part 2 of this Instrument consists of (select one only)

| | | | |
|---|---|---|---|
| (a) | Filed Standard Charge Terms | ☐ | D.F. Number |
| (b) | Express Charge Terms | ☑ | Annexed as Part 2 |
| (c) | Release | ☐ | There is no Part 2 of this Instrument |

A selection of (a) or (b) includes any additional or modified terms referred to in Item 7 or in a schedule annexed to this instrument. If (c) is selected, the charge described in Item 3 is released or discharged as a charge on the land described in Item 2.

5. **TRANSFEROR(S):***

WESTERN FOREST PRODUCTS INC. (Registration No. in BC: A0062768)

6. **TRANSFEREE(S):*** *(including postal address(es) and postal code(s)):*

ORCA SAND & GRAVEL LTD. (Registration No. in BC: BC0695675, 1780-999 West Hastings Street, Vancouver, British Columbia, V6C 2W2

7. **ADDITIONAL OR MODIFIED TERMS:***

N/A

8. **EXECUTIONS:**** This instrument creates, assigns, modifies, enlarges, discharges or governs the priority of the interest(s) described in Item 3 and the Transferor(s) and every other signatory agree to be bound by this instrument, and acknowledge(s) receipt of a true copy of the filed standard charge terms, if any.

| Officer Signature(s) | Execution Date Y | M | D | Party(ies) Signature(s) |
|---|---|---|---|---|
| Josh Lewis<br>Barrister & Solicitor<br>2100 - 1075 West Georgia Street<br>Vancouver, B.C. V6E 3G2<br>604 / 631-4853 | 05 | 11 | 18 | WESTERN FOREST PRODUCTS INC., by its authorized signatory(ies):<br>R. Hert<br>Name REYNOLD HERT<br><br>Name |
| **Officer Signature(s)** | **Y** | **M** | **D** | **Party(ies) Signature(s)** |
| PAUL C. WILSON<br>Barrister & Solicitor<br>2100 - 1075 West Georgia Street<br>Vancouver, B.C. V6E 3G2<br>Ph (604) 631-4748 | 05 | 11 | 18 | ORCA SAND & GRAVEL LTD. by its authorized signatory(ies):<br>Name<br>HARRY P SUTHERLAND<br>Name |

OFFICER CERTIFICATION:
Your signature constitutes a representation that you are a solicitor, notary public or other person authorized by the *Evidence Act*, R.S.B.C. 1996, c. 124, to take affidavits for use in British Columbia and certifies the matters set out in Part 5 of the *Land Title Act* as they pertain to execution of this instrument.
*If space insufficient, enter "SEE SCHEDULE" and attach schedule in Form E.
**If space insufficient, continue executions on additional page(s) in Form D.

| *(PID)* | *(LEGAL DESCRIPTION)* |
|---|---|
| Parcel Identifier: 009-904-964 | North ½ Section 10, Township 2, Rupert District, Except Part in Plan 2037RW |
| Parcel Identifier: 009-903-569 | Section 15, Township 2, Rupert District, Except that Part shown outlined in red on Plan 707R |
| Parcel Identifier: 009-903-305 | Section 15, Township 2, Rupert District shown outlined in red on Plan 707R |
| Parcel Identifier: 009-904-972 | South ½ Section 16, Township 2, Rupert District |
| Parcel Identifier: 005-946-620 | North ½ Section 16, Township 2, Rupert District |
| Parcel Identifier: 000-859-842 | Section 21, Township 2, Rupert District, Except Parts in Plans 41816, VIP 57354 and 2037RW |
| Parcel Identifier: 009-902-953 | Section 28, Township 2, Rupert District |

**TERMS OF INSTRUMENT – PART 2**

**PROFIT A PRENDRE AGREEMENT**

**THIS AGREEMENT** is made as of the 1st day of March, 2005.

**BETWEEN:**

**WESTERN FOREST PRODUCTS INC.**, of Third Floor, 435 Trunk Road, Duncan, British Columbia, V9L 2P9
(hereinafter referred to as the "**Owner**")

OF THE FIRST PART

**AND:**

**ORCA SAND & GRAVEL LTD.**, of 1780 – 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2

(hereinafter referred to as the "**Operator**")

OF THE SECOND PART

**WHEREAS:**

A. The Owner is the registered and beneficial owner of all and singular that portion of certain parcels or tracts of land and premises situate in Rupert District, in the Province of British Columbia, and more particularly known and described as:

| | |
|---|---|
| Parcel Identifier: 009-904-964 | North ½ Section 10, Township 2, Rupert District, Except Part in Plan 2037RW |
| Parcel Identifier: 009-903-569 | Section 15, Township 2, Rupert District, Except that Part shown outlined in red on Plan 707R |
| Parcel Identifier: 009-903-305 | that Part of Section 15, Township 2, Rupert District shown outlined in red on Plan 707R |
| Parcel Identifier: 009-904-972 | South ½ Section 16, Township 2, Rupert District |
| Parcel Identifier: 005-946-620 | North ½ Section 16, Township 2, Rupert District |
| Parcel Identifier: 000-859-842 | Section 21, Township 2, Rupert District, Except Parts in Plans 41816, VIP 57354 and 2037RW |
| Parcel Identifier: 009-902-953 | Section 28, Township 2, Rupert District |

as shown in Reference Plan No. VIP 79969

(hereinafter referred to as the "**Lands**")

some or all of which are included in Tree Farm License 6 (the "**TFL**");

B. The Operator wishes to exercise the Quarry Rights (hereinafter defined) and conduct the corresponding business that includes, but is not limited to, quarrying, crushing and ancillary and related activities on the Lands (the "**Business**") and has determined that the Lands are suitable for quarry operations involving rock, stone and sand upon or under the Lands (the "**Sand and Gravel Products**"); and

C. The Owner has agreed to grant to the Operator, in registrable form, the exclusive right to search for, extract, remove and deal with the Sand and Gravel Products on the terms hereinafter set out in this instrument (this "**Instrument**");

**NOW THEREFORE THIS AGREEMENT WITNESSES** that in consideration of the sum of Ten ($10.00) Dollars paid by the Operator to the Owner and the premises and the mutual covenants hereinafter contained and for other consideration acknowledged by the parties to be of good and sufficient value, the parties covenant and agree as follows:

**1. DEFINITIONS**

In this Instrument, "**Business Day**" means any day on which commercial banking institutions in Vancouver, British Columbia are open for the transaction of business.

**2. GRANT**

(a) Grant of Profit a Prendre – The Owner hereby grants to the Operator:

(i) at all times during the Term, as hereinafter defined, the exclusive right and profit a prendre, to search for, excavate, extract, make merchantable, remove and carry away from the Lands, and deal with for its own account, all Sand and Gravel Products and to receive the full proceeds therefrom subject to payments to the Owner of the Royalties, as hereinafter defined; and

(ii) the exclusive right to secure and enter upon the Lands with its servants, agents and workers and with machinery, plant, tools and equipment to open up, prepare and equip the same for operation of the Business during the Term.

(such rights and profit a prendre hereinafter called "**Quarry Rights**")

(b) Proviso – The exercise by the Operator of the Quarry Rights shall be subject to the terms and conditions of this Instrument and shall:

(i) take place only on those portions of the Lands as are:

(A) mutually designated by the parties;

(B) approved for such uses under the permits and approvals (the "**Permits and Approvals**") issued by governmental authorities that are from time in force with respect to the exercise of the Quarry Rights, and the mining and reclamation plan approved thereby; and

(C) approved by the Kwakiutl First Nation and Namgis First Nation;

(the "**Project Areas**"); and

(ii) be conducted on the Lands in such a manner as does not unreasonably disturb the Owner's use and enjoyment of the portions of the Lands not included in the Project Areas.

## 3. TERM

The term (the "**Term**") of this Instrument, subject to extension or early termination in accordance with the provisions hereof, shall be for ten (10) years, commencing March 1, 2005 (the "**Commencement Date**") to the tenth anniversary of the Commencement Date, being March 1, 2015.

## 4. PERMITS AND APPROVALS, SECURITY

The Operator shall obtain all Permits and Approvals and licenses necessary for the operation of the Business upon the Lands and will post any security (the "**Reclamation Bond**") that may be required by the Ministry of Energy and Mines or any other government agency which has jurisdiction over the quarry to be operated on the Lands under the Quarry Rights or the operation of the Business intended to be carried out under this Instrument.

## 5. ROYALTY RATE

The Operator shall pay royalties (the "**Royalties**") to the Owner during the Term as follows:

(a) a base royalty (the "**Base Royalty**") to be calculated annually on the Commencement Date or the anniversary thereof, as the case may be (the "**Calculation Date**") will be agreed between the Owner and the Operator;

(b) a production royalty (the "**Production Royalty**") calculated at an agreed rate per tonne of Sand and Gravel Products removed by the Operator from the Lands (the "**Production Royalty Rate**") will be agreed between the Owner and the Operator; and

(c) should the Operator and Owner be unable to agree, then the Base Royalty and the Production Royalty will be resolved by arbitration in accordance with paragraph 20 of this Instrument with the arbitrator to set the Royalty rates at the fair market value of sand and gravel royalties, and according to industry standard methodologies.

## 6. CALCULATION OF QUANTITY OF SAND AND GRAVEL PRODUCTS REMOVED

Determination of the number of tonnes of Sand and Gravel Products removed from the Lands shall be calculated as follows:

(a) **Marine Shipments.** The Operator shall maintain a scale on the Lands (the "**Marine Scale**"), weigh all Sand and Gravel Products leaving the Lands by marine shipments (the "**Marine Shipments**") and maintain a true and accurate record of the net amount of Marine Shipments. The Operator shall submit to the Owner, on the seventh (7th) Business Day following the last Business Day of each calendar month, a true and accurate statement in writing setting forth the tonnage of the Marine Shipments during that previous calendar month.

(b) **Land Shipments.** The Operator shall maintain a scale on the Lands (the "**Land Scale**"), weigh all Sand and Gravel Products leaving the Lands by land (the "**Land Shipments**") and maintain a true and accurate record of the net amount of Land Shipments. The Operator shall submit to the Owner, on the seventh (7th) Business Day following the last Business Day of each calendar month, a true and accurate statement in writing setting forth the tonnage of the Land Shipments during that previous calendar month.

(c) Each of the Marine Scale and Land Scale shall be certified as "Legal for Trade" and its accuracy shall be regularly inspected as and when required pursuant to the *Weights and Measures Act* and the regulations thereunder. In addition, the Owner reserves the right, at its cost, to have the accuracy of each scale inspected.

## 7. PAYMENT OF ROYALTIES

The Operator shall pay all Royalties due to the Owner in respect to each calendar quarter of each calendar year of the Term on the first Business Day of the second month following the end of a respective quarter. The Owner shall have the right to audit Royalty payments on an annual basis and to collect any underpayments to the Owner. In the event of a discrepancy of more than 5% in the Royalty payments to the Owner then the Operator will be required to pay all costs of the audit, otherwise the Owner will pay those costs.

## 8. SAND AND GRAVEL PRODUCT REMOVAL FEES AND TAXES

The Operator shall pay as and when due any soil removal fees, taxes, levies, mineral tax assessments, Goods and Services Tax, or other taxes or levies relating to the exercise of the Quarry Rights or operation of the Business including both any taxes levied on improvements constructed on the Project Areas by the Operator and any increased tax levied on the Project Areas by reason of their removal from the TFL (the "**Government Fees**") and assessed by any government authority directly to the respective governmental authority and save the Owner and the Lands harmless therefrom.

## 9. OTHER TAXES AND LEVIES

The Owner shall pay any tax, levy or charge pertaining to the Lands, including real property taxes but excluding those listed in paragraph 8 and paragraph 13(h) hereof, and on the failure of the Owner so to do the Operator may pay any such tax, levy or charge and set-off any such payment against payments hereunder.

## 10. LAND RECLAMATION

The Operator shall perform any reclamation that may be required by the Permits and Approvals and it shall conduct the Business as may be directed from time to time by any appropriate issuing governmental authority having jurisdiction or authority over the Business. More particularly, the Operator covenants, on expiry or early termination hereof, to rehabilitate the Project Areas to a state which will permit reforestation to a level of silviculture productivity comparable to the level existing at commencement of the Term. All land reclamation shall be at the cost of the Operator.

## 11. COVENANTS OF THE OWNER

The Owner expressly warrants, covenants and agrees that it:

(a) owns the Lands;

(b) is entitled to enter into this Instrument and grant the rights to the Operator as contained herein;

(c) subject to paragraph 12(d), has not granted the same or similar rights to Sand and Gravel Products on the Lands as those granted to the Operator herein to any other person, firm or organization;

(d) subject to paragraph 12(d), will not grant the same or similar rights to Sand and Gravel Products on the Lands as those granted to the Operator herein to any other person, firm or organization

(i) providing that Polaris Minerals Corporation ("**Polaris**") is not in breach of any term or condition of the Confidentiality Agreement between Polaris and the Owner dated April 7, 2003 (the "**Confidentiality Agreement**"), that is material to this Instrument, and

(ii) providing that Polaris is not in breach of any term or condition of the Exploration Agreement between Polaris and the Owner dated April 7, 2003, that it failed to cure during the permitted cure period, provided that, in the event that it was not within Polaris' power to cure the breach, this paragraph 11(d)(ii) shall only apply if the breach was material to this Instrument, and

(iii) providing that the Operator is not in breach of any term or condition of this Instrument that it failed to cure during the permitted cure period, provided that, in the event that it is not within the Operator's power to

cure the breach, this paragraph 11(d)(iii) shall only apply if the breach is material to this Instrument;

(e) shall not deal with the Lands in any manner that would prevent the Operator from exercising the rights granted to the Operator hereunder or carrying on the Business during the Term;

(f) shall not transfer the Lands without obliging any purchaser to be bound by this Instrument;

(g) shall not charge the Lands without obliging any charge holder to be bound by this Instrument;

(h) has received independent legal advice with respect to the entering into, execution and delivery of this Instrument and understands the rights and obligations contained herein;

(i) shall notify the Operator immediately upon becoming aware of any lien claim pertaining to the Operator having been registered against the Lands;

(j) shall execute and deliver to and in favour of the Operator's financial institution, any document, in such form and as to such content as the Operator's financial institution's solicitors acting reasonably may require save and except any document to effect the registration of a further charge or encumbrance against title to the Lands;

(k) shall not interfere with the exercise of the rights granted hereunder or in the operation of the Business in accordance with the terms of this Instrument;

(l) shall endeavour, in good faith, to reach agreement with the Operator pertaining to the designation of the Project Areas, based upon geological and economic potential thereof and failing such agreement, such issue shall be referred to arbitration pursuant to paragraph 20 hereof;

(m) subject to the reimbursement by the Operator to the Owner of any costs incurred by the Owner to do so, shall diligently undertake to remove the Project Areas from the TFL upon their designation;

(n) shall assist the Operator in a diligent manner, at the expense of the Operator, in obtaining all Permits and Approvals;

(o) subject to paragraph 16 hereof and subject to the Owner's Rules of Access as hereinafter set forth, shall permit the Operator the use of any roads operated, owned or controlled by the Owner which permit access to and egress from the Lands and the Project Areas and enable the transport of the Sand and Gravel Products from the Lands and the Project Areas. The "**Owner's Rules of Access**" apply to all roads whether on Crown land or on private land and are as follows:

(i) use is subject to prior agreement between the Owner and the Operator;

(ii) use is subject to all required Permits and Approvals;

(iii) the Operator will be entitled at its sole risk to the nonexclusive use of the roads as necessary to conduct its Business;

(iv) the Operator will comply with the Owner's directions pertaining to use of the roads including hours of use, number of trips per day, locking of gates, closure of roads and bridges;

(v) the Operator will keep the roads free and clear of all debris and other obstruction resulting from its use of the roads in a manner consistent with that of a reasonable and prudent operator;

(vi) the Owner has not made any representations as to the state or condition of the roads nor as to their suitability for conducting the Business and the Operator hereby releases the Owner of all liability relating thereto;

(vii) the Operator undertakes not to damage the Owner's property;

(viii) the Operator undertakes to cooperate with the Owner in reporting and suppressing fires and in conforming to fire protection regulations of the Owner and of the Province of British Columbia; and

(ix) road use will be conditional on the Operator abiding by traffic and security regulations and may be restricted on occasion because of fire hazard, dangerous road conditions or for other valid reasons; and

(p) shall remove, upon the direction of the Operator and at the Owner's cost, mature merchantable timber from the Project Areas and any Lands impacted by access, transportation and load-out facilities for the Business. The Operator will not compensate the Owners for those timber values. Any removal of timber is subject to the necessary planning approvals and to the reasonable logistical constraints of the Owner. The timber at all times will remain the property of the Owner.

## 12. COVENANTS OF THE OPERATOR

The Operator expressly warrants, covenants and agrees that:

(a) it has good right, full corporate power and absolute authority to enter into this Instrument in the manner contemplated herein, and to perform all of the Operator's obligations under this Instrument;

(b) it has and throughout this Instrument will continue to have the skill, knowledge, experience, equipment, labour and materials required to perform its obligations hereunder to the standards set out herein;

(c) it is not granted any rights or authority to assume or create any obligation or responsibility, express or implied, on behalf of , or in the name of the Owner, or to bind the Owner in any manner or thing whatsoever;

(d) all rights granted by the Owner to the Operator by this Instrument are subject to the Owner's right to continue and in the future commence use and removal of sand and gravel from the Lands as required from time to time in its operations as determined in the sole discretion of the Owner. The Operator acknowledges that the Owner will continue to require gravel for its roads and to meet commitments to provide gravel to local entities and local businesses. The Operator also acknowledges that there is a small-scale sand and gravel operation on the Lands;

(e) notwithstanding paragraph 4 of the Confidentiality Agreement, the Operator acknowledges that the Owner has relied upon information provided to it by the Operator as forming the basis for entering into this Instrument;

(f) the Owner will have right of entry upon the Lands at any time during the Term of this Instrument to inspect, audit and otherwise verify to its satisfaction, compliance by the Operator with all obligations, covenants, agreements and warranties of the Operator as set out in this Instrument and to satisfy any requirements of obtaining and maintaining certification of the Owner, its lands and operations under any certification programs deemed appropriate at the sole discretion of the Owner; and

(g) subject to paragraph 11(k), nothing in this Instrument restricts the right of the Owner to secure and enter upon the portions of the Lands not included in the Project Areas with its servants, agents and workers and with machinery, plant, tools and equipment to carry out its business, the scope of such business being at the sole discretion of the Owner, provided that, subject to paragraph (d), its business on the Lands shall not include the production of Sand and Gravel Products. Further, subject to paragraph 11(d) herein, the Operator covenants and agrees that the Owner may grant similar rights to third parties.

## 13. OPERATING COVENANTS OF THE OPERATOR

In the conduct of the Business upon the Lands, the Operator shall:

(a) pay the whole cost of all work undertaken by it and promptly pay for all materials and supplies furnished to it for the work and indemnify and save harmless the Owner and the Lands from all claims of every kind whatsoever arising out of such work, it being understood and agreed that the Operator alone shall bear the cost of such expenditures. A lien upon the Lands due to the work undertaken by the Operator shall not constitute a default under this Instrument if, within 60 Business Days of being notified by the Owner thereof, the Operator causes such lien to be discharged or in good faith disputes its validity. The Operator will:

(i) pay promptly, as they become due, all charges for and with respect to all agents, employees, subcontractors, representatives and partners of the Operator and all other persons engaged by the Operator for the exercise of the Quarry Rights ("**Workers**"), materials, equipment, supplies and services used or contracted for in the operation of the Business, including, without limitation, all wages, salaries and other remuneration due to the

Workers, and all assessments and Worker deductions the *Employment Standards Act* (British Columbia), the *Workers Compensation Act* (British Columbia), the *Employment Insurance Act* (Canada), the *Income Tax Act* (Canada), the *Income Tax Act* (British Columbia) and the *Canada Pension Plan Act* (Canada),

(ii) on request, deliver to the Owner evidence, to the Owner's satisfaction, of the payment of the charges, assessments and deductions referred to in paragraph 13(a)(i), and

(iii) pay as they become due all applicable income, sales, commodity and service taxes payable by the Operator in respect of the operation of the Business;

(b) post all security required by any governmental authority;

(c) comply with all applicable laws, regulations, ordinances and by-laws of duly constituted governmental authorities, including without limitation any soil or Sand and Gravel Products removal bylaw and the terms of the Permits and Approvals;

(d) upon expiry or sooner termination of this Instrument, surrender peaceable possession of the Lands to the Owner and any permanent improvements placed thereon by the Operator shall belong to and become the property of the Owner PROVIDED HOWEVER that the Operator may remove from the Lands within six months after such termination, its machinery, equipment, tools, materials, supplies and other personal property brought and placed or affixed to the Lands by the Operator under this Instrument, including, without limitation, all electrical and utility lines (whether or not the same have become fixtures as a matter of law) and if not removed within the said period, then such articles shall thereafter belong to and become the property of the Owner; PROVIDED FURTHER HOWEVER the Owner may require the Operator to remove same and upon written notice by the Owner upon such termination of the Instrument the Operator will remove same within six (6) months after such termination;

(e) the Operator will, at its sole expense, take out and maintain during the continuance of this Instrument and provide the Owner with a copy, certified to be true by or on behalf of the underwriter issuing same, of fully paid comprehensive public liability and property damage insurance, specifically endorsed to include the Owner as an additional insured as respects this Instrument, to cover all the liabilities assumed by the Operator and as may be set out in this Instrument, issued by an insurance company and in a form satisfactory to the Owner, and in an amount being not less than Five Million ($5,000,000) Dollars for any one occurrence and will provide that it may not be cancelled, modified or amended without 30 days prior written notice to the Owner;

(f) upon the occurrence of an act of bankruptcy or insolvency or the filing of a petition for the winding up of the registered owner of the profit a prendre and

statutory right of way created hereby or the appointment of a receiver or receiver manager over such registered owner, immediately forfeit any rights to the Lands, any Sand and Gravel Products remaining on the Lands and all rights pursuant to this Instrument;

(g) promptly make all payments which become due hereunder;

(h) bear the costs of registering this Instrument. These costs shall include registration costs and legal fees and disbursements as reasonably incurred by the Owner;

(i) exercise the rights granted by this Instrument and conduct the Business in a continuous manner on those portions of the Lands identified by the Operator as necessary, desirable or suitable for the exercise of such rights or for the operation of the Business, as the case may be, subject to approval of such portions by the Owner, such approval not to be unreasonably withheld or delayed;

(j) pay to the Owner the Road Share Cost (as hereinafter defined in paragraph 16 hereof) at the same time and in respect to the same period as payment of the Royalties;

(k) compensate the Owner for any losses associated with the removal of immature timber on the Project Areas, on any of the Lands, and on any Crown lands within the TFL impacted by access, transportation and load-out facilities for the Business within 60 days of the removal or impact occurring. Such compensation will be on the basis of an accounting prepared by the Owner and approved by an independent forestry consultant. The Operator will also compensate the Owner for the loss of the annual allowable cut with respect to Project Areas, any of the Lands, and any Crown land removed from the TFL at the request of the Operator for the purposes of conducting the Business. Such compensation will be negotiated on the basis of an estimate prepared by an independent forestry consultant. The parties shall endeavour, in good faith, to reach agreement on the identity of such consultant but failing agreement the appointment shall be referred to arbitration pursuant to paragraph 20 hereof. The parties shall endeavour, in good faith, to reach agreement on the compensations provided for in this paragraph 13(k) but, failing agreement, the compensations shall be referred to arbitration pursuant to paragraph 20 hereof;

(l) keep in close contact with the Owner to facilitate exchange of current information relating to the location of activities of the Operator on the Lands and to safety issues associated with those activities and the Business;

(m) use its best efforts to ensure that the operations of the Owner are not in any material way impeded by the activities of the Operator on the Lands;

(n) review field ribbon colours with the Owner prior to activities by the Operator on the Lands so as to avoid conflict with the standard ribbon codes of the Owner;

(o) ensure that, if new road construction or road reconstruction is required by the Operator, then the Operator shall obtain the approval of the Owner before

proceeding, such approval not to be unreasonably withheld. The Owner shall have first right of refusal to construct or reconstruct any such roads;

(p) ensure that any road construction or reconstruction by the Operator on the Lands is completed to the reasonable standards of the Owner and pursuant to the requirements of the Ministry of Forests, the Forest Practices Code of British Columbia (the "**Code**") and any other applicable acts and regulations;

(q) not impede the construction, reconstruction or decommissioning of any roads by the Owner on the Lands outside the Project Areas;

(r) ensure the Owner clear and safe passage (subject to reasonable safety restrictions of the Operator) over any roads on the Lands for which the Owner requires access to lands beyond;

(s) subject to paragraph 13(r) hereof, in the event the operations of the Operator render unusable a road required by the Owner for access to lands beyond, at the Operator's cost, construct alternate access per the reasonable direction of the Owner;

(t) subject to paragraph 24(a), comply with all Environmental Laws (as hereinafter defined in paragraph 24 hereof) pertaining to the Lands; and

(u) pay all costs of preparing, if required for registration hereof, a survey of the Lands by a duly qualified British Columbia Land Surveyor.

## 14. DEFAULT

In the event the Operator shall:

(a) fail to pay any material amount due and owing to the Owner under this Instrument; or

(b) removes Sand and Gravel Products in material contravention to any of the Permits and Approvals or any applicable law, regulation, ordinance or by-law of a duly constituted governmental authority having jurisdiction in such regard,

then the Owner may give written notice to the Operator to remedy such default and no further Sand and Gravel Products may be removed by the Operator from the Lands unless the Operator forthwith uses its best efforts to remedy such default. If such default has not been remedied within sixty (60) Business Days after delivery of such notice to the Operator, then the Owner may, at its sole option, terminate this Instrument forthwith thereafter by delivery of a notice of termination to the Operator. Termination of this Instrument by the Owner in such circumstances shall in no way relieve the Operator of any obligations or debts accruing due to the date of such termination or which arise upon the termination of this Instrument.

## 15. REVERSION OF LICENCES / PERMITS

Upon the expiry or earlier termination of this Instrument, to the full extent reasonably practicable, any permits or licences for the removal of Sand and Gravel Products from the Lands will revert, pass or be assigned to the Owner but the Operator shall not bear any cost or expense relating in any way to such reversion, passing or assignment.

## 16. ROAD MAINTENANCE

The Owner and the Operator will attempt to agree on a formula to calculate a reasonable road maintenance cost share (the **"Road Share Cost"**) payable in respect to the use by the Operator of any roads of the Owner pursuant to paragraph 11(o) hereof, such formula to be based on weight and frequency of use provided if the parties are unable to reach agreement then the issue of the formula shall be referred to arbitration pursuant to paragraph 20 hereof.

## 17. FIXTURES

Subject to paragraph 13(d) hereof, any machinery, equipment, tools, materials, supplies or other personal property brought and placed on or affixed to the Lands by the Operator whether under this Instrument, including, without limitation, all electrical and utility lines, shall be and remain the property of the Operator despite any rule of law to the contrary.

## 18. OPTION TO RENEW

Provided that the Operator is not in breach of any term or condition of this Instrument, which breach was in its power to cure and it failed to cure during the permitted cure period, and provided further that it is not in breach of any term or condition of this Instrument, which breach was not in its power to cure and is material to this Instrument, the Operator shall have four (4) separate, consecutive options to extend the Term for a further period of ten (10) years each, under the same terms and conditions as herein with the exception of this provision. In the event of exercise of:

(a) the first option to extend the Term, then the Instrument shall be deemed to contain only three (3) remaining Term extension options;

(b) the second option to extend the Term then the Instrument shall be deemed to contain only two (2) remaining Term extension options;

(c) the third option to extend the Term then the Instrument shall be deemed to contain only one (1) remaining Term extension options;

(d) the fourth option to extend the Term then the Instrument shall be deemed to contain no remaining Term extension options and the Term shall expire at the end of the fiftieth (50th) year of the Term, unless earlier terminated.

If the Operator wishes to exercise an option to renew, then the Operator must notify the Owner, at least six (6) months prior to the expiration of the then current Term. In the event of exercise of the fourth option then, if the Operator wishes to negotiate a further extension of the Term, then the Operator must so notify the Owner at least six (6) months prior to the expiration of the

then current Term, in which case the parties agree to negotiate in good faith regarding such extension.

## 19. ASSIGNMENT

This Instrument and the profit a prendre created hereunder may:

(a) be assigned by the Operator to an affiliate of the Operator as such term is defined in the *Business Corporations Act*, SBC c. 57 (as amended); and

(b) not otherwise be assigned by the Operator without the prior consent of the Owner, such consent not to be unreasonably withheld.

## 20. GOVERNING LAW AND ARBITRATION

This Instrument is deemed to have been made in British Columbia, Canada and shall be interpreted, construed and governed by the laws of Canada and of British Columbia, which is the proper law of this Instrument.

The parties agree that, both during and after the performance of their responsibilities under this Instrument, each of them shall make bona fide efforts to resolve any disputes arising between them by amicable negotiations and provide frank, candid and timely disclosure of all relevant facts, information and documents to facilitate those negotiations. The parties further agree to use their best efforts to conduct any dispute resolution procedures herein as efficiently and cost effectively as possible. The parties agree to attempt to resolve all disputes arising out of or in connection with this Instrument, or in respect of any legal relationship associated with it or from it, by mediated negotiation with the assistance of a neutral person appointed by the British Columbia International Commercial Arbitration Centre administered under its Commercial Mediation Rules. If the dispute cannot be settled within 30 days after the mediator has been appointed, or such other period agreed to in writing by the parties, the dispute shall be referred to and finally resolved by arbitration by a single arbitrator under *Commercial Arbitration Act* (British Columbia) in accordance with the rules of the British Columbia International Commercial Arbitration Centre (as provided in section 22 of that Act). In the absence of any written instrument otherwise, the place of arbitration shall be Vancouver, British Columbia.

## 21. NOTICE

All notices, requests, demands or other communications required or permitted to be given by any party to another pursuant to this Instrument shall be given in writing and delivered by personal service, pre-paid registered mail or facsimile, addressed as follows:

(a) to the Owner at:

Western Forest Products Inc.
Northern Division Administration
1594 Beach Drive
Port McNeill, British Columbia
V0N 2R0

Facsimile: (250) 956-4448
Attention: Regional Manager

with a copy to:

Fasken Martineau DuMoulin LLP
2100 – 1075 West Georgia Street
Vancouver, British Columbia
V6E 3G2

Facsimile: (604) 631-3232
Attention: Dennis S. Ryan

(b) to the Operator at:

Orca Sand & Gravel Ltd.
1780 –999 West Hastings Street
Vancouver, British Columbia
V6C 2W2

Facsimile: (604) 915-5001
Attention: Harry Sutherland

subject to any notice of change of address or fax number given in accordance herewith. Any notice shall be deemed to have been given and received:

(i) if personally delivered, then on the day of personal service to the recipient party, provided that if such date is a day other than a Business Day such notice shall be deemed to have been given and received on the first Business Day, following the date of personal service;

(ii) if by pre-paid registered mail, then the first Business Day, after the expiration of five (5) Business Days following the date of mailing; or

(iii) if sent by facsimile transmission and successfully transmitted prior to noon on a Business Day, then on that Business Day and if transmitted after noon, then on the first Business Day following the date of transmission.

## 22. EARLY TERMINATION BY OPERATOR

The Operator may, at any time during the Term, upon six (6) months notice to the Owner elect to terminate this Instrument. Termination of this Instrument by the Operator in such circumstances shall in no way relieve the Operator of any obligations or debts accruing due to the date of such termination or which arise upon termination of this Instrument.

## 23. TERMINATION BY OWNER

Subject to each party's right to the dispute resolution procedure set out herein, this Instrument will be terminable or will terminate, without liability to the Owner, at the Owner's election, upon any of the following events:

(a) where the Operator is in breach of any covenant or warranty under the Instrument, and fails to remedy that breach within 60 consecutive days following written demand from the Owner that the breach is to be remedied, provided that if the Operator has used and continues to use all reasonable efforts to cure a breach, but is reasonably not able to do so within such 60 day period, then the 60 day period will be extended by a further period of time which is reasonably sufficient to cure the breach; provided further that, in the event that it is not within the Operator's power to cure a breach, the Owner's rights to termination pursuant to this paragraph 23 shall not apply to such breaches that are not material to this Instrument;

(b) immediately upon the Operator's cessation in business, election to dissolve, dissolution, insolvency, failure in business, commission of any act of bankruptcy, general assignment for the benefit of creditors, or the filing of any petition in bankruptcy or application for relief under the provisions of any bankruptcy laws;

(c) in the event the Operator fails to remove any liens or claims against the lands comprising the Targets resulting from its actions or the actions of its Workers and fails to remove those liens or claims within 60 consecutive days following written demand from the Owner that the liens or claims are to be removed, provided that if the Operator has used and continues to use all reasonable efforts to remove those liens or claims, but is reasonably not able to do so within such 60 day period, then the 60 day period will be extended by a further period of time which is reasonably sufficient to remove those liens or claims; or

(d) upon any misrepresentation or breach by the Owner of any laws of general application to this Instrument, but not limited to any Environmental Laws, the *Workers Compensation Act*, the Code, the *Forest and Range Practices Act*, the *Forest Act*, and fails to correct that misrepresentation or remedy that breach within 60 consecutive days following written demand from the Owner that the misrepresentation is to be corrected or the breach is to be remedied, provided that if the Operator has used and continues to use all reasonable efforts to correct a misrepresentation or cure a breach, but is reasonably not able to do so within such 60 day period, then the 60 day period will be extended by a further period of time which is reasonably sufficient to correct the misrepresentation or cure the breach; provided further that, in the event that it is not within the Operator's power to cure a breach, the Owner's rights to termination pursuant to this paragraph 23 shall not apply to such breaches that are not material to this Instrument.

In any of such cases, at the option of the Owner, the full amount of the current monies owing to the Owner hereunder shall immediately become due and payable and the Owner may immediately distrain for the same, together with any arrears then unpaid, and the Owner may,

without notice or any form of legal process, forthwith re-enter upon and take possession of the Lands or any part thereof in the name of the whole and remove and sell the Operator's goods, chattels and equipment therefrom, any rule of law or equity to the contrary notwithstanding, and the Owner may seize and sell such goods, chattels and equipment of the Operator as are on the Lands or have been removed there from and may apply the proceeds thereof to all amounts owing to the Owner including amounts for reclamation or remediation of the Lands. Any such sale may be effected in the discretion of the Owner by public auction and otherwise, and either in bulk or by individual item, or partly by one means and partly by another, all as the Owner in its entire discretion may decide. If any of the Operator's property is disposed of as provided in this paragraph, 10 days' notice to the Operator of disposition shall be deemed to be commercially reasonable.

The Operator shall pay the Owner interest calculated and payable at a rate equal to the lesser of the prime commercial lending rate of the Royal Bank of Canada from time to time plus five per cent per annum on a per diem basis, or the maximum rate permitted by applicable law, upon all monies owing by the Operator to the Owner hereunder from the due date for payment thereof until the same, including this interest, is fully paid and satisfied. The Operator shall indemnify the Owner against and shall pay on demand all outlays incurred in enforcing payment thereof, and in obtaining possession of the Lands after default of the Operator or upon expiration or earlier termination of the Term, or in enforcing any covenant, term or condition herein contained.

Notwithstanding anything contained in any statute now or hereafter in force limiting or abrogating the right of distress, none of the Operator's goods, chattels or equipment on the Lands at any time during the continuance of the Term shall be exempt from levy by distress for monies owing by the Operator to the Owner herein that are in arrears, and upon any claim being made for such exception by the Operator or in a distress made by the Owner, this provision may be pleaded as an estoppel against the Operator in any action brought to test the right to the levying upon any such goods, chattels or equipment as are named as exempted in any such statute

## 24. ENVIRONMENTAL

For the purposes of this paragraph 24, "**Contaminants**" mean any explosives, radioactive materials, asbestos materials, urea formaldehyde, hydrocarbon contaminants, underground tanks, pollutants, contaminants, hazardous, corrosive or toxic substances, special waste or waste of any kind or any other substance the storage, manufacture, disposal, treatment, generation, use, transport, remediation or release into the environment of which is now or hereafter prohibited, controlled or regulated under any Environmental Laws. "**Environmental Laws**" mean any laws, regulations, bylaws or other lawful requirements with respect to the environment, health or occupational health and safety of any governmental authority having jurisdiction over the Lands. "**Release**" means to spill, leak, seep, pump, pour, emit, empty, throw, discharge, inject, escape, leach, dispose, dump or place; and

(a) the Operator will comply in all material respects with all Environmental Laws and will assume any environmental liabilities and perform any environmental obligations that result from the contravention of any Environmental Laws by the Operator, its employees, agents, contractors or its invitees including, without limitation, the cost of complying with any remediation order and any liability for clean-up relating to the Release of any Contaminant on, under or migrating from

the Lands resulting from such contravention and will forthwith report to the Owner all inspections and investigations by governmental officials of any events of non-compliance or potential non-compliance with the Environmental Laws; and

(b) the Operator shall indemnify and hold the Owner, its directors, officers, shareholders, employees, agents, successors and assigns harmless from and against any and all actions, remediation costs, cost recovery claims, cause of actions, suits, proceedings, debts, losses, liabilities, orders, damages, injuries, costs, expenses and all claims of any and every kind whatsoever paid, incurred or suffered by them or any of them to the extent arising from or in connection with any Contaminants on, in or under the Lands during the Term.

## 25. RESTRICTIONS ON USE OF THE LANDS

The Operator hereby covenants and agrees that it will not use the Lands for any purpose other than those specifically described as the Business herein and expressly agrees that it is not entitled to use and will not use the Lands for any other purpose whatsoever.

## 26. OWNER SECURITY

The Operator hereby covenants and agrees:

(a) to deliver to the Owner on or before the date that the Project Areas are designated and approved pursuant to paragraphs 2(b)(i)(A) and 2(b)(i)(C) respectively, security in the form of an irrevocable commercial letter of credit ("**LOC**") in favour of the Owner in the amount of $100,000 on terms satisfactory to the Owner with respect to the Operator's obligations hereunder. The Operator further covenants to keep the Owner advised, at its request, of the status of the Permits and Approvals and the Reclamation Bond. The terms upon which the LOC may be drawn upon by the Owner shall be the subject of a LOC agreement mutually agreed to by the parties, acting reasonably; and

(b) that the Owner, from time to time, may reasonably request security for the rehabilitation of the Lands in addition to the Reclamation Bond. The terms and conditions of such additional security, including the justification, amounts, form, and term, will be negotiated on the basis of a study prepared by an independent environmental consultant. The parties shall endeavour, in good faith, to reach agreement on the identity of such consultant but, failing agreement, the appointment shall be referred to arbitration pursuant to paragraph 20 hereof. The cost of preparing the study will be shared equally by the Owner and the Operator. The parties shall endeavour, in good faith, to reach agreement on the additional security provided for in this paragraph 26(b) but, failing agreement, the additional security shall be referred to arbitration pursuant to paragraph 20 hereof.

The security set out in paragraph (a) hereof, shall survive the termination of this Instrument and shall continue in full force and effect until such time as the Owner, acting reasonably, provides written notice to the Operator that the Operator's obligations hereunder have been fully completed.

## 27. FIRE PREVENTION

The Operator will:

(a) comply with the Forest Fire Prevention and Suppression Regulation, B.C. Reg. 169/95 as same may be amended from time to time hereafter. The Operator will, at its sole cost and expense, provide all safety and fire protection equipment necessary to meet the foregoing requirements, and maintain such equipment in good operating condition,

(b) stop performing its operations at the earlier of

(i) the Owner's notice to do so, and

(ii) as required by the Owner's current Fire Preparedness Plan or the Forest Fire Prevention and Suppression Regulation,

(c) forthwith notify the Ministry and the Owner upon becoming aware of any forest fire in or around the Project Area,

(d) train and have available personnel for fire fighting, at its sole cost and expense, as required to meet all applicable laws,

(e) be solely responsible for all fire fighting costs associated with the control or extinguishment of any fire that arises out of its operations, and

(f) be responsible for any additional costs and third party expenses if the fire is caused by the negligence the Operator, or by the failure of the Operator to comply with the provisions of this Instrument or statute.

## 28. THE OPERATOR'S OBLIGATIONS

The Operator will:

(a) ensure that all persons engaged in the performance of its operations are covered under the *Workers Compensation Act*. The Operator will pay all assessments levied by, and follow all directions and orders from any governmental authorities in relation to its operations on the Lands. Proof of compliance of the foregoing will be supplied by the Operator forthwith upon the Owner's request, and

(b) comply with and will cause its employees, agents, contractors and invitees to comply with all applicable occupational health and safety laws governing the performance of its operations on the Lands.

## 29. REPORTS

The Operator will forthwith report to the Owner in a form acceptable to the Owner:

(a) all incidents of non-compliance with any applicable laws, ordinances, regulations, rules, requirements, orders, permits, and directions of any governmental authority with respect to the performance of the Operator's work on the Lands, and

(b) all inspections or investigations conducted by governmental officials in the Lands, and will cause its employees, agents, contractors and invitees to comply as aforesaid.

## 30. INDEMNITY

The Operator will indemnify and save harmless the Owner, its directors, officers, employees, servants, and agents from and against any and all claims, demands, actions, causes of action, damages, losses, deficiencies, costs, expenses, law suits, administrative sanctions, remediation orders, penalties, and fines which the Operator, its directors, officers, employees, servants, agents or invitees may sustain, incur, or be subject to, including legal costs on a solicitor and own client basis, as a result of, in respect of or arising out of

(a) any non-performance or non-fulfilment of any covenant, term, warranty or condition on the part of the Operator contained in the Instrument,

(b) any negligence, breach, violation, non-performance or non-observance by the Operator, its employees, agents, contractors or invitees of any laws, ordinances, regulations, rules, requirements, orders, or permits, including, but not limited to the Code, the *Forest Act*, the Environmental Laws, or any governmental permits or authorizations relating to the Operator's operations on the Lands,

(c) any negligence, breach, violation, non-performance or non-observance of the Owner's rules and regulations as communicated to the Operator by the Owner from time to time during the Term, and

(d) any non-performance or non-observation by the Operator of its collective agreement, if applicable, or any applicable laws, ordinances, regulations, rules, requirements, orders of any governmental authority including, but not limited to, the Workers Compensation Board, the Canada Employment Insurance Commission, the Labour Relations Board or Canada Customs and Revenue Agency.

## 31. CONTRIBUTORY NEGLIGENCE

To the extent that a penalty, fine or other sanction or order is, in part, a result of prior actions of the Owner or other contractors or persons, the Operator's liability will be limited to a reasonable proportionate share of such liability, however, the Operator acknowledges and agrees that it is liable to the Owner for all actions of its employees, agents, contractors and invitees.

## 32. SURVIVAL

The indemnity provisions set out in this Instrument will survive the expiry or earlier termination of this Instrument.

## 33. NO REPRESENTATIONS AND WARRANTIES

Before the Commencement Date of this Instrument, the Operator has examined the Lands and has satisfied itself as to all conditions relating to such Lands, and that it has entered into this Instrument relying solely on the basis of its own information. The Operator hereby absolutely releases the Owner from any and all claims relating to the condition or state of the Lands whatsoever including soil conditions and hidden risks.

## 34. FURTHER ASSURANCES

The parties shall acknowledge, execute and deliver all such further document, instruments or assurances and perform all such further acts or deed as may be reasonable required from time in order to carry out the terms of this Instrument.

## 35. SEVERABILITY

If any section, paragraph, or sub-paragraph of this Instrument of any portion thereof is held to be indefinite, invalid, illegal or otherwise void, voidable or unenforceable, the same shall be severable and severed from this Instrument. If any provision of this Instrument conflicts with any present or future statute, by-law, ordinance or regulation, then the provision so affected shall be curtailed and limited to the extent necessary to bring it within the requirements of such statute, by-law, ordinance or regulation, and this Instrument shall remain in effect and the parties shall be bound by this Instrument as modified.

## 36. TIME OF THE ESSENCE

Time shall be of the essence in this Instrument.

## 37. MODIFICATION

This Instrument cannot be modified or changed except by written agreement signed by both parties.

## 38. ENUREMENT

This Instrument shall run with and be binding on the Lands and shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

## 39. HEADINGS

The paragraph headings contained in this Instrument are for convenience of reference only and are not for any purpose whatsoever part of this Instrument.

## 40. CANADIAN FUNDS

All dollar amounts referred to in this Instrument are deemed to be in Canadian funds.

**41. PART 1 AND PART 2**

In accordance with Section 233 of the *Land Title Act*, these Terms of Instrument, Part 2 and the General Instrument Part 1 to which they are attached, form a single instrument.

**42. EXECUTION**

The act of signing by a Party in item 8 of Part 1 of this Instrument constitutes effective execution of this Instrument by that Party.

**END OF DOCUMENT**

31

Polaris
MINERALS CORPORATION



August 14, 2006

**TO OUR SHAREHOLDERS:**

I am pleased to report that construction of the Orca Quarry is proceeding well. The site is now one of the busiest construction sites on Vancouver Island. The marine piling work for the ship loading system is some 65% complete and the innovative piling design and installation method we adopted has minimized environmental impacts. As a result, Fisheries and Oceans Canada has issued time extensions to the original seasonal window, which will allow this critical work to be completed this year. This took the pressure off what was originally a very tight schedule. Erection of the processing plant is well underway, and clearing of the pit surface and overburden is also advancing rapidly, ready for mineral extraction to begin in the fall. The office and maintenance buildings are also nearing completion. This is a very fast track program for completing the construction of such a large operation. However, we remain on schedule to begin processing material by the year end and are forecasting to be on budget, a very significant achievement given the challenges presented by the high levels of construction activity and associated inflation across North America, and particularly in British Columbia.

When we communicated our wish to achieve high environmental and social standards to the local residents of northern Vancouver Island, and when we invited them to participate in the planning process, strong relationships were developed and ultimately we gained invaluable support for our proposals. For instance, the extensive consultation with local communities, carried out during the environmental assessment and permitting process, demonstrated that there was a strong desire to see the project utilize local resources to the greatest extent possible. It is pleasing to report that we have been able to do so and that a large number of contracts have been placed with companies on Vancouver Island. These include: fabrication of the quadrant shiploader; the structural steelwork for the processing plant; all electrical installations; foundation engineering and construction; ground clearing; roadwork; and many more.

In addition to the positive environmental results from the marine piling, we have continued to apply high environmental standards to the remainder of the operation. The final process design incorporates a water recycling system incorporating a filtering process that eliminates the use of settling ponds, minimizes silt handling and clean-up costs and allows for the silt to be readily used to beneficiate the soils during reclamation. As compensation for the habitat affected by the footprint of the marine piles, we agreed with Fisheries and Oceans Canada, supported by the local First Nations, to build an artificial rock reef, and to populate it with 1,000 juvenile Northern Abalone, a highly endangered shellfish on the federal species at risk list. In August, we voluntarily completed the out-planting of a total of 4,400 juveniles into our reef and the adjacent natural habitat. This large number of transplants was undertaken because the breeding facility for the abalone has been forced to close for economic reasons and, as a result, we ended up effectively mounting a rescue mission. The abalone has been severely over-harvested in this region, and the reintroduction of large numbers into the area around our marine facility gives them a new chance to repopulate an area where they were once plentiful.

Suite 780 • 999 West Hastings Street • Vancouver • BC • Canada • V6C 2W2 · 604 915 5000 · 604 915 5001 · info@polarmin.com · www.polarmin.com

On August 10th, we received the building permit for the Richmond Terminal, in San Francisco Bay. This final approval of our design allows us to complete negotiations with our civil engineering and building contractors. In the coming weeks, we plan to initiate the construction of this state-of-the-art aggregate storage and distribution facility. We continue to expect significant capital cost savings and expect to announce these shortly. This aggregate receiving terminal is an important gateway into the California market and is a strategic element of our long-term business plan. One of its most striking features is that it will be enclosed in a large building that virtually eliminates dust and noise. As a result, the residents and leaders of the City of Richmond supported our proposal. Our approach to the development of this facility is again an example of how our environmental values have enabled the development of strategic components of the business plan. It is one more confirmation that our high standards don't have to conflict with our bottom line.

We continue to anticipate strong demand for our products in our target markets and we are making good progress in our quest to position ourselves as an aggregate supplier of choice to the California ready-mix concrete industry. Despite a reduction in private sector construction expenditures, reflecting the effect of higher interest rates on housing development, infrastructure expenditures are on the rise in California. After months of negotiations, California lawmakers approved a bond package on May 5, 2006, to fund the State's share of the first phase of Governor Arnold Schwarzenegger's proposed $222 billion infrastructure program. Federal funds have already been secured. California voters will be asked to vote on the bond issue during the general election scheduled for November 7th, 2006. The package includes four separate bond measures to fund parts of the infrastructure program: $19.9 billion for transportation, $10.4 billion for school improvements, $4.1 billion for flood control and $2.9 billion for new housing. The bond package also includes a separate measure, a constitutional amendment that would prohibit the California sales tax on gasoline from being used for anything other than transportation programs. We expect that a positive vote will be the virtual starting gun for a major public infrastructure building program that will, in turn, set the pace of growth of Polaris' business for the foreseeable future.

Finally, I am pleased to report that we continue to make progress on all other critical fronts and that we expect our strategy to unfold as planned.

Sincerely,

*"Marco A. Romero"*

Marco Romero
President & Chief Executive Officer

32

**POLARIS MINERALS CORPORATION**
**(the "Company")**

TO: Shareholders of the Company

In accordance with applicable securities laws, shareholders of the Company may request to receive the Company's interim and annual financial statements and related management's discussion and analysis ("MD&A"). If you wish to receive such documents, please complete this form by checking the appropriate boxes below and return the form by fax, mail or email to the Company at:

Polaris Minerals Corporation
1780 - 999 West Hastings Street
Vancouver, British Columbia, Canada, V6C 2W2
Attention: Corporate Secretary
Tel. No. (604) 915 5000
Fax No. (604) 915 5001
Email: dlynch@polarmin.com

**Please send me the Quarterly Interim Financial Statements and related MD&A for 2006.** ☐

**Please send me the Annual Report for 2006, including the Annual Financial Statements and related MD&A.** ☐

**Please send me periodic updates concerning the Company's operations, including news releases via email.** ☐

If you have indicated that you wish to receive the interim or annual documents listed above and would like the documents to be delivered electronically to you, or if you have indicated that you would like to receive periodic updates via email, please complete Appendix A attached hereto.

The documents referred to above are available on SEDAR (www.sedar.com) under the Company's profile and on the Company's website (www.polarmin.com).

________________________________________
PLEASE PRINT NAME OF SHAREHOLDER

________________________________________
MAILING ADDRESS

________________________________________
CITY/TOWN

________________________________________
PROVINCE/STATE POSTAL/ZIP CODE



By signing below, I confirm that I am a shareholder of the Company and that I consent to the collection and use of personal information for the purposes outlined above and to the disclosure to the Company and to its agents, including its registrar and transfer agent, for the purposes of administering the delivery of the documents described above:

________________________________ DATE: ________________________

SIGNATURE OF SHAREHOLDER

## APPENDIX A

### Consent to Electronic Delivery of Documents

TO: Polaris Minerals Corporation (the "Company")

I have read and understand this "Consent to Electronic Delivery of Documents" and hereby consent to the electronic delivery of the Company's interim and annual financial statements and related MD&A that the Company elects to deliver to me electronically, all in accordance with my instructions below:

1. I acknowledge that the interim and annual financial statements and related MD&A will be attached to an email sent to my email address that is set out below.
2. I understand that as the interim and annual financial statements and related MD&A will be sent by email and will be in PDF format that I will need access to a personal computer with appropriate software, including email software, and communication access to the Internet to receive the documents, Adobe Acrobat Reader software to view the PDF – formatted documents and a printer to print the documents.
3. I acknowledge that I may receive from the Company a paper copy of any documents delivered electronically at no cost if I contact the Company by telephone, regular mail or email as set out in number 6 below.
4. I understand that I will be provided with a paper copy of any documents delivered electronically if electronic delivery fails.
5. I acknowledge that my personal information will be stored electronically and the electronic file will be password protected.
6. I understand that my consent may be revoked or changed, including any change in the email address to which documents are delivered, at any time by notifying the Company of such revised or revoked consent by telephone, regular mail or electronic mail at:

Polaris Minerals Corporation
1780 - 999 West Hastings Street
Vancouver, British Columbia, Canada, V6C 2W2
Attention: Corporate Secretary
Tel. No. (604) 915 5000
Fax No. (604) 915 5001
Email: dlynch@polarmin.com

7. I understand that I am not required to consent to electronic delivery.

By signing below, I confirm that I have consented to the foregoing and to the collection and use of personal information for the purposes outlined above and to the disclosure to the Company and to its agents, including its registrar and transfer agent, for the purpose of administering the delivery of the documents described above.

_______________________________________________

SIGNATURE OF SHAREHOLDER

_______________________________________________

NAME OF SHAREHOLDER

_______________________________________________

EMAIL ADDRESS

33

Computershare



Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

March 20, 2007

Dear Sirs: All applicable Exchanges and Commissions

Subject: POLARIS MINERALS CORPORATION

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

| | |
|---|---|
| 1. Meeting Type | : Annual Meeting |
| 2. CUSIP/Class of Security entitled to receive notification | : 731074100/CA7310741003/COMMON |
| 3. CUSIP/Class of Security entitled to vote | : 731074100/CA7310741003/COMMON |
| 4. Record Date for Notice | : 30 Apr 2007 |
| 5. Record date for Voting | : 30 Apr 2007 |
| 6. Beneficial Ownership determination date | : 30 Apr 2007 |
| 7. Meeting Date | : 07 Jun 2007 |
| 8. Meeting Location | : The Vancouver Club, Vancouver, BC |

Sincerely,

"Brian Kim"
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401

Last Version Mar06

END